Exhibit 99.1

DOMTAR INC.

ARRANGEMENT INVOLVING DOMTAR INC. AND

THE WEYERHAEUSER FINE PAPER BUSINESS

NOTICE OF SPECIAL MEETING OF DOMTAR SECURITYHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

January 27, 2007

Printed on FSC-certified Domtar Cornwall Coated, 8 pt. C2S cover and

Domtar Donnelley Financial Opaque text 35 lb. These papers are part of

Domtar EarthChoice®, an exciting new family of socially and

environmentally responsible papers.

Domtar Inc. 395 de Maisonneuve Blvd. West, Montréal, Québec, Canada H3A 1L6 Canada

January 27, 2007

Dear Domtar shareholders and optionholders:

You are invited to the special meeting of the holders of common shares, Series A preferred shares, Series B preferred shares and options to purchase common shares of Domtar that will be held at the Centre Mont-Royal (Salon Mont-Royal), 2200 Mansfield Street, Montréal, Québec, Canada, on Monday, February 26, 2007, at 10 a.m. (Montréal time).

Enclosed are proxy materials with important facts about the proposed combination of Domtar Inc. with Weyerhaeuser Company’s fine paper business. Since the completion of the combination requires approval of Domtar shareholders and optionholders, YOUR VOTE IS IMPORTANT. We urge you to read the enclosed materials carefully and to promptly vote by following the instructions shown on the appropriate enclosed form of proxy.

Domtar entered into a transaction agreement with Weyerhaeuser Company on August 22, 2006, for the purposes of effecting the proposed combination that will create Domtar Corporation, the largest integrated manufacturer of uncoated free sheet papers in North America with an expanded geographic footprint and a wide range of well-known business and commercial printing paper brands. In addition to more than doubling Domtar’s current paper production capacity, the transaction will enhance the quality of Domtar’s asset mix with six highly efficient world-class uncoated freesheet mills that will provide two-thirds of the total capacity. Domtar Corporation will be owned approximately 55% by Weyerhaeuser shareholders or former Weyerhaeuser shareholders and approximately 45% by former holders of Domtar common shares (including through their ownership of exchangeable shares), in each case on a fully diluted basis.

We expect that process optimization resulting in lower operating costs, reductions in transportation, logistics and purchasing costs, implementation of best-in-class business practices and sales and administrative cost reductions will result in significant synergies, certain of which we anticipate to achieve within two years.

This compelling strategic and operational fit is a transformational event that we believe will make Domtar financially stronger with prominent brands, a lower cost base and the necessary scale and scope to succeed in the highly competitive global pulp and paper industry, for the benefit of its shareholders, customers, and employees.

The Board of Directors of Domtar has determined that the combination is fair to and in the best interests of the holders of each class of Domtar shares and Domtar stock options. The Board of Directors of Domtar unanimously recommends that you vote FOR the plan of arrangement to effect the combination.

We urge you to vote FOR the plan of arrangement to effect the combination by promptly submitting your proxy – by signing, dating and returning the appropriate enclosed form of proxy in the postage-paid envelope provided, or alternatively, voting by telephone or via the internet as described in the easy instructions included on your form of proxy. Returning the proxy does not deprive you of your right to attend the Domtar special meeting and to vote your shares or options in person. Thank you for your consideration of this matter and your continued support.

Sincerely,

/s/ Raymond Royer Raymond Royer	/s/ Brian M. Levitt Brian M. Levitt
President and Chief Executive Officer	Chairman of the Board

DOMTAR INC.

395 DE MAISONNEUVE BLVD. WEST

MONTRÉAL, QUÉBEC, CANADA, H3A 1L6

NOTICE OF SPECIAL MEETING OF DOMTAR SECURITYHOLDERS

TO BE HELD ON FEBRUARY 26, 2007

A special meeting (the “Domtar special meeting”) of holders of common shares, Series A preferred shares, Series B preferred shares and options to purchase common shares (collectively, the “Domtar securityholders”) of Domtar Inc. (“Domtar”) will be held at Centre Mont-Royal (Salon Mont-Royal), 2200 Mansfield Street, Montréal, Québec, on February 26, 2007 at 10:00 a.m. (Montréal time) for the following purposes:

1.	To consider, pursuant to an interim order, dated January 26, 2007, of the Superior Court, District of Montréal, Province of Québec and, if deemed advisable, to pass, with or without variation, a special resolution to approve an arrangement under Section 192 of the Canada Business Corporations Act (the “Domtar securityholders resolution”) to effect the combination of Domtar and Weyerhaeuser Company’s fine paper business.

2.	To transact other business that may properly come before the Domtar special meeting or any adjournment or postponement of the Domtar special meeting.

The arrangement is described in the attached document, which serves as a management information circular in connection with Domtar management’s solicitation of proxies. Domtar’s notice of motion for a final order approving the arrangement and the full text of the interim order are set forth as Annex “D” to the attached document.

In accordance with the interim order referred to above, registered holders of common shares, Series A preferred shares and Series B preferred shares of Domtar may dissent from the arrangement. If the arrangement becomes effective, dissenting Domtar shareholders will be entitled to be paid the fair value of their shares. Failure to comply strictly with the applicable dissent procedures may result in the loss or unavailability of any right to dissent.

The record date for receiving notice of, and voting securities at, the Domtar special meeting is January 27, 2007. If you were a registered shareholder of Domtar or an optionholder of Domtar at the close of business on the record date, you are entitled to vote at the Domtar special meeting. If you hold Domtar shares through a broker or other intermediary, please read the instructions from your broker or other intermediary regarding how to vote your Domtar shares.

YOUR VOTE IS IMPORTANT. Whether or not you plan to attend the Domtar special meeting in person, you are urged to complete, sign, date and return the appropriate enclosed form of proxy to Domtar or vote by telephone or via the internet as indicated in your proxy form.

By Order of the Board of Directors

/s/ Razvan L. Theodoru

Razvan L. Theodoru

Corporate Secretary

January 27, 2007

i

Annex A	-	Special Resolution of Domtar Securityholders
Annex B	-	Transaction Agreement
Annex C	-	Contribution and Distribution Agreement
Annex D	-	Motion for an Order Authorizing the Calling of a Special Securityholders’ Meeting and Approving the Arrangement, Interim Order, and Notice of Motion for Final Order
Annex E	-	Plan of Arrangement, including Appendices
Annex F	-	Form of Exchangeable Share Support Agreement
Annex G	-	Form of Voting and Exchange Trust Agreement
Annex H	-	Restated Certificate of Incorporation of Spinco
Annex I	-	Restated Bylaws of Spinco
Annex J	-	Section 190 of the Canada Business Corporations Act
Annex K	-	Opinion of J.P. Morgan Securities Inc.
Annex L	-	Opinion of RBC Dominion Securities Inc.
Annex M	-	Financial Statements of Spinco and The Weyerhaeuser Fine Paper Business
Annex N	-	Auditor’s Consent
Annex O	-	Compilation Report

v

INFORMATION CONTAINED IN THIS DOCUMENT

The information contained in this document is given as at the date hereof, and information in documents incorporated by reference is given as of the respective dates of such documents, except as otherwise noted herein and therein. Unless defined elsewhere in this document, all capitalized words and defined terms in this document have the meaning given to them in the Glossary of Terms found in this document and in the Notice of Special Meeting of Domtar Securityholders accompanying this document. No person has been authorized to give any information or to make representations in connection with the Transactions and other matters described herein other than those contained in this document and, if given or made, any such information or representation should be considered not to have been authorized by Domtar. This document does not constitute the solicitation of an offer to purchase any securities or the solicitation of a proxy by any person in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to any person to whom it is unlawful to make such solicitation.

INFORMATION REGARDING SPINCO PRIOR TO THE ARRANGEMENT

The information concerning the business of Spinco prior to the Arrangement contained in this document is taken from or based upon publicly available documents and records on file with the United States Securities and Exchange Commission (the “SEC”) and other public sources. Although Domtar has no knowledge that would indicate any statements contained therein relating to the business of Spinco prior to the Arrangement taken from or based upon such documents and records are untrue or incomplete, neither Domtar nor any of its officers or directors assumes any responsibility for the accuracy or completeness of the information relating to the business of Spinco prior to the Arrangement taken from or based upon such documents or records, or for any failure by Spinco to disclose events that may have occurred or may affect the significance or accuracy of any such information but which are unknown to Domtar.

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

The financial information regarding Domtar, including Domtar’s restated consolidated financial statements and the summaries of those consolidated financial statements, contained in or incorporated by reference in this document are reported in Canadian dollars, unless otherwise indicated, and have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), unless otherwise indicated, which differs from U.S. generally accepted accounting principles (“U.S. GAAP”) in certain significant respects. For a reconciliation to U.S. GAAP, see note 25 of Domtar’s restated consolidated financial statements for the year ended December 31, 2005 filed with the Canadian securities regulatory authorities and the SEC on December 15, 2006 and Domtar’s U.S. GAAP reconciliation for its unaudited consolidated financial statements for the nine months ended September 30, 2006 filed with the Canadian securities regulatory authorities on November 20, 2006 and with the SEC on November 22, 2006, in each case as amended by filings made by Domtar with the Canadian securities regulatory authorities and the SEC on January 26, 2007. See “Where You Can Find More Information”.

The financial information regarding Spinco, including financial information derived from the audited and unaudited combined financial statements of the Weyerhaeuser Fine Paper Business and summaries of those combined financial statements, contained in this document are reported in U.S. dollars and have been prepared in accordance with U.S. GAAP. The unaudited condensed combined pro forma financial statements of Spinco and summaries of those unaudited condensed combined pro forma financial statements contained in this document are reported in U.S. dollars and have been prepared in accordance with U.S. GAAP (including Domtar’s U.S. GAAP/U.S. dollar financial results derived from the reconciliations described in the prior paragraph). These unaudited condensed combined pro forma financial statements have not been prepared in accordance with Canadian GAAP and may not be comparable to financial statements of Canadian issuers.

In this document, unless otherwise stated, all references to “$”, “U.S. dollars” or “dollars” refer to U.S. dollars and references to “Cdn.$” are to Canadian dollars.

INDUSTRY DATA INFORMATION

Unless otherwise specifically indicated, all statements regarding sales and market data for Domtar, Weyerhaeuser and the Weyerhaeuser Fine Paper Business are based on statistical data obtained from independent market research firms that make this data available to the public at prescribed rates. Domtar has not independently verified this information.

Except where otherwise noted, information with respect to “capacity” or “production capacity” assumes production 24 hours per day, 365 days per year, less days allotted for certain planned maintenance and other downtime. The method used for calculating days for maintenance and downtime may vary from company to company.

EXCHANGE RATES

Exchanging Canadian Dollars.    The following table sets forth, for each period indicated, the high and low exchange rates for one Canadian dollar during that period, the average of the exchange rates during that period, and the exchange rate at the end of that period, in each case expressed in U.S. dollars, based upon the noon buying rate provided by the Bank of Canada:

	Year ended December 31,
	2006	2005	2004	2003	2002
	(In U.S.$ per Cdn.$1)
High	0.9099	0.8690	0.8493	0.7738	0.6618
Low	0.8528	0.7872	0.7159	0.6350	0.6199
Average	0.8816	0.8255	0.7685	0.7138	0.6368
Period End	0.8581	0.8577	0.8308	0.7738	0.6331

On August 22, 2006, the last trading day prior to the announcement of the combination, the exchange rate for one Canadian dollar expressed in U.S. dollars, based upon the noon buying rate provided by the Bank of Canada, was U.S.$0.8965. On January 22, 2007, the exchange rate for one Canadian dollar expressed in U.S. dollars, based upon the noon buying rate provided by the Bank of Canada, was U.S.$0.8504.

Exchanging U.S. Dollars.    The following table sets forth, for each period indicated, the high and low exchange rates for one U.S. dollar during that period, the average of the exchange rates during that period, and the exchange rate at the end of that period, in each case expressed in Canadian dollars, based upon the noon buying rate provided by the Bank of Canada:

	Year ended December 31,
	2006	2005	2004	2003	2002
	(In Cdn.$ per U.S.$1)
High	1.1726	1.2704	1.3968	1.5747	1.6132
Low	1.0990	1.1507	1.1774	1.2924	1.5110
Average	1.1343	1.2114	1.3015	1.4015	1.5704
Period End	1.1653	1.1659	1.2036	1.2924	1.5796

On August 22, 2006, the last trading day prior to the announcement of the combination, the exchange rate for one U.S. dollar expressed in Canadian dollars, based upon the noon buying rate provided by the Bank of Canada, was Cdn.$1.1154. On January 22, 2007, the exchange rate for one U.S. dollar expressed in Canadian dollars, based upon the noon buying rate provided by the Bank of Canada, was Cdn.$1.1759.

Recent Exchange Rates.    The following table sets forth, for each period indicated, the high and low exchange rates for one U.S. dollar during that period, expressed in Canadian dollars, and for one Canadian dollar during that period, expressed in U.S. dollars, respectively. The rates are based upon the noon buying rate provided by the Bank of Canada.

2006	December	November	October	September	August	July	June	May
	(In U.S.$ per Cdn.$1)
High	0.8759	0.8869	0.8966	0.9047	0.9037	0.9041	0.9099	0.9099
Low	0.8581	0.8715	0.8783	0.8871	0.8838	0.8760	0.8893	0.8902

	(In Cdn.$ per U.S.$1)
High	1.1653	1.1474	1.1385	1.1273	1.1315	1.1416	1.1245	1.1233
Low	1.1417	1.1277	1.1155	1.1053	1.1066	1.1061	1.0990	1.0990

GLOSSARY OF TERMS

Unless the context otherwise requires, the following terms shall have the meanings as set forth in this document. These defined terms are not always used in the financial statements included herein or in the documents incorporated by reference and may not conform exactly to the defined terms used in the Annexes to this document. When the term “combination” is used throughout this document, it means the Transactions contemplated by the Transaction Agreement and the other documents referred to in the Transaction Agreement (including the Contribution and Distribution Agreement).

“Arrangement” means an arrangement in accordance with section 192 of the Canada Business Corporations Act that will result in Spinco indirectly owning all of the outstanding Domtar common shares;

“Canadian Asset Transfer” means the transfer to Exchangeco Subsidiary of certain of Weyerhaeuser’s Canadian fine paper and related assets and the assumption by Exchangeco Subsidiary of certain of Weyerhaeuser’s Canadian fine paper and related liabilities;

“Class A common shares” means the Class A common shares in the capital of Offerco;

“Class B common shares” means the Class B common shares in the capital of Offerco;

“Combined Company” means the combined operations of Spinco, Domtar and their respective subsidiaries;

“Contribution” means the Spinco Contribution together with the Newco Contribution;

“Contribution and Distribution Agreement” means the amended and restated contribution and distribution agreement dated as of January 25, 2007 among Weyerhaeuser, Spinco and Newco;

“Distribution” means the distribution to Weyerhaeuser shareholders by Weyerhaeuser of the common stock of Spinco, whether by way of a pro rata dividend, as an offer to exchange or as a combination of both;

“Domtar” means Domtar Inc., a corporation governed by the Canada Business Corporations Act and, unless the context otherwise requires, its subsidiaries;

“Domtar common shares” means the common shares in the capital of Domtar;

“Domtar optionholders” means the holders of Domtar stock options;

“Domtar preferred shares” means the Series A preferred shares and Series B preferred shares in the capital of Domtar;

“Domtar securityholders” means the holders of Domtar shares and Domtar stock options;

“Domtar Series A preferred shares” means the Series A preferred shares in the capital of Domtar;

“Domtar Series B preferred shares” means the Series B preferred shares in the capital of Domtar;

“Domtar shareholders” means the holders of Domtar shares;

“Domtar shares” means the Domtar common shares and Domtar preferred shares;

“Domtar stock options” means the options to purchase Domtar common shares;

“Effective Date” means the date upon which the Arrangement becomes effective;

“Effective Time” means the time on the Effective Date at which the Arrangement becomes effective which shall be deemed to be immediately following the Distribution;

“eligible Canadian resident” means (a) a person who is a resident of Canada for purposes of the Income Tax Act (Canada), other than a person who is exempt from tax under the Income Tax Act (Canada); or (b) a partnership any of the partners of which is a person who is a resident of Canada for purposes of the Income Tax Act (Canada), other than a person who is exempt from tax for purposes of the Income Tax Act (Canada);

“exchangeable shareholders” means the holders of exchangeable shares;

“exchangeable shares” means the exchangeable shares in the capital of Newco Canada Exchangeco;

“Exchangeco Subsidiary” means Domtar Pulp and Paper Products Inc., a corporation governed by the Canada Business Corporations Act and a wholly-owned subsidiary of Newco Canada Exchangeco;

“Newco” means Domtar Paper Company, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Weyerhaeuser;

“Newco Canada” means Domtar Pacific Papers ULC, an unlimited liability company existing under the Companies Act (Nova Scotia) and a wholly-owned subsidiary of Newco Holding;

“Newco Canada Exchangeco” means Domtar (Canada) Paper Inc., a corporation continued under the Business Corporations Act (British Columbia) and a wholly-owned subsidiary of Newco Canada;

“Newco Contribution” means the transfer by Weyerhaeuser to Newco of certain of Weyerhaeuser’s U.S. fine paper and related assets in exchange for the issuance of additional limited liability company interests of Newco to Weyerhaeuser and the assumption by Newco of certain of Weyerhaeuser’s U.S. fine paper and related liabilities;

“Newco Holding” means Domtar Delaware Holdings Inc., a Delaware corporation and a subsidiary of Newco;

“Offerco” means 4388216 Canada Inc., a corporation incorporated under the Canada Business Corporations Act and a wholly-owned subsidiary of Newco Canada Exchangeco;

“Spinco” means Domtar Corporation formerly known as Weyerhaeuser TIA, Inc, a Delaware corporation and a wholly-owned subsidiary of Weyerhaeuser, and unless the context otherwise requires, its subsidiaries;

“Spinco Contribution” means the transfer by Weyerhaeuser to Spinco of all of the issued and outstanding limited liability company interests of Newco in exchange for (a) a number of shares of Spinco common stock determined in accordance with a formula specified in the Contribution and Distribution Agreement; and (b) $1.35 billion in cash;

“tons” means short tons when used with respect to fine paper and metric tons when used with respect to pulp;

“Transaction Agreement” means the amended and restated transaction agreement dated as of January 25, 2007, among Weyerhaeuser, Spinco, Newco, Newco Holding, Domtar Pacific Papers Inc., Newco Canada, Newco Canada Exchangeco and Domtar;

“Transactions” means the Canadian Asset Transfer, the Contribution, the Distribution and the Arrangement;

“U.S.” means United States;

“unit shipments” means short tons when used with respect to fine paper and metric tons when used with respect to pulp;

“Weyerhaeuser” means Weyerhaeuser Company, a Washington corporation, and, unless the context otherwise requires, its subsidiaries, other than Spinco and Newco and any of their respective subsidiaries;

“Weyerhaeuser Fine Paper Business” means the fine paper and related businesses that will be transferred by Weyerhaeuser to Newco and Exchangeco Subsidiary as part of the Contribution and the Canadian Asset Transfer;

“Weyerhaeuser shareholders” means the holders of Weyerhaeuser common shares and, unless the context otherwise requires, holders of exchangeable shares of Weyerhaeuser Company Limited, which are exchangeable for Weyerhaeuser common shares; and

“Weyerhaeuser shares” means the Weyerhaeuser common shares and, unless the context otherwise requires, exchangeable shares of Weyerhaeuser Company Limited, which are exchangeable for Weyerhaeuser common shares.

QUESTIONS AND ANSWERS ABOUT THE COMBINATION

AND THE DOMTAR SPECIAL MEETING

General Questions and Answers

Q:	What is Domtar proposing?

A:	Domtar is proposing to combine its business with the Weyerhaeuser Fine Paper Business. The combination will be effected through a series of transactions that are described in more detail below and elsewhere in this document. These transactions will result in the separation of the Weyerhaeuser Fine Paper Business from Weyerhaeuser’s other businesses and the creation of a new public company that owns and operates the Weyerhaeuser Fine Paper Business historically owned and operated by Weyerhaeuser and the business of Domtar. At the conclusion of these transactions:

•	Weyerhaeuser will have no ownership interest in Spinco;

•	the Weyerhaeuser Fine Paper Business historically owned by Weyerhaeuser and the business of Domtar will be owned by Spinco; and

•	approximately 45% of the outstanding Spinco common stock, on a fully diluted basis, will be held by former holders of Domtar common shares (including through their ownership of exchangeable shares), with the remainder owned by Weyerhaeuser shareholders or former Weyerhaeuser shareholders.

Each share of Spinco common stock will have attached to it one preferred stock purchase right, the principal terms of which are described under “Certain Anti-Takeover Effects of Provisions of Spinco’s Certificate of Incorporation, Bylaws and Rights Plan and of Delaware Law – Certificate of Incorporation, Bylaws and Rights Plan – Rights Plan”. Where appropriate, references in this document to Spinco common stock include these associated rights.

Q:	How will the combination be achieved?

A:	A step-by-step description of material events relating to the combination is set forth below:

The Canadian Asset Transfer

•	Prior to the Contribution, Weyerhaeuser Company Limited and Weyerhaeuser Saskatchewan Ltd., two Canadian subsidiaries of Weyerhaeuser, will transfer certain of their fine paper and related assets to Exchangeco Subsidiary, and Exchangeco Subsidiary will assume certain of Weyerhaeuser Company Limited’s and Weyerhaeuser Saskatchewan Ltd.’s fine paper and related liabilities.

The Newco Contribution

•	Weyerhaeuser will transfer to Newco certain of Weyerhaeuser’s U.S. fine paper and related assets in exchange for the issuance of additional limited liability company interests of Newco to Weyerhaeuser and the assumption by Newco of certain of Weyerhaeuser’s U.S. fine paper and related liabilities.

Interim Financing

•	Spinco will draw down $1.35 billion under a three-month unsecured term loan facility.

The Spinco Contribution

•	Weyerhaeuser will transfer to Spinco all of the issued and outstanding limited liability company interests of Newco in exchange for $1.35 billion in cash and a number of shares of Spinco common stock determined in accordance with a formula specified in the Contribution and Distribution Agreement.

The Distribution

•	Following the Contribution, and prior to the Effective Time, Weyerhaeuser will distribute all of the issued and outstanding shares of Spinco common stock to Weyerhaeuser shareholders. The Distribution may be effected at Weyerhaeuser’s election, as a pro rata dividend, as an exchange offer or as a combination of both.

The Arrangement

•	Following the Contribution and Distribution, Spinco and Domtar will consummate the Arrangement whereby all Domtar common shares (other than such shares held by a holder exercising dissent rights) will be exchanged, on a one-for-one basis, for Class B common shares of Offerco. Immediately following the exchange of Domtar common shares for Class B common shares, all of the Class B common shares will be exchanged for either shares of common stock of Spinco and/or exchangeable shares of Newco Canada Exchangeco, as described under “What will I receive in the combination?” below.

Spinco Financing

•	The three-month unsecured term loan facility will be converted to be part of the seven-year senior secured term loan facility.

The combination will be carried out in accordance with the Transaction Agreement and the documents referred to in that agreement (including the Contribution and Distribution Agreement).

Q:	How does the Domtar board of directors recommend that I vote?

A:	Domtar’s board of directors unanimously recommends that Domtar securityholders vote FOR the Domtar securityholders resolution to approve the Arrangement.

Q:	Why has the Domtar board of directors recommended that Domtar securityholders vote FOR the Arrangement?

A:	The Domtar board of directors has consulted with Domtar management as well as Domtar’s financial advisors and outside legal advisors and considered a number of factors. The factors considered by the Domtar board include:

•	a review and analysis of the industry and the strategic options of Domtar to pursue its growth;

•	the competitive strengths resulting from the consummation of the Transactions as set forth in the section “Business of the Combined Company – Competitive Strengths”, including the Combined Company’s leading market position, efficient and cost-competitive assets, proximity to customers and experienced management team;

•	the opinions of Domtar’s financial advisors, J.P. Morgan Securities Inc. and RBC Dominion Securities Inc., that, as of the date thereof, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the exchange ratio provided for in the Arrangement was fair, from a financial point of view, to the holders of Domtar common shares. See “The Transactions – Opinions of Domtar’s Financial Advisors”;

•	the ability of holders of Domtar common shares to benefit from potential synergies resulting from the combination and to continue to participate in the future earnings and growth of Spinco through their ownership of shares of Spinco common stock or exchangeable shares; and

•

the structure of the combination, which effectively permits holders of Domtar common shares who are eligible Canadian residents to elect to receive, through a series of exchanges, exchangeable shares and make a valid tax election to defer Canadian income tax on any capital gain otherwise arising on their exchange of Class B common shares for exchangeable shares in the Arrangement.

See “The Transactions – Reasons for the Domtar Board Recommendation”.

Q:	Are there risks I should consider in deciding whether to vote for the proposed combination?

A:	Yes. The Combined Company may not achieve the expected benefits of the Transactions because of the risks and uncertainties discussed in the section titled “Risk Factors” and the section titled “Special Note Concerning Forward-Looking Statements”. Those risks include, among other things, risks relating to the uncertainty that the Weyerhaeuser Fine Paper Business will be integrated with the Domtar business successfully, uncertainties relating to the performance of the Combined Company and Spinco’s level of indebtedness following the consummation of the Transactions.

Q:	What will I receive in the combination?

A:	Holders of Domtar Common Shares. A holder of Domtar common shares (other than a holder who has exercised dissent rights) will receive one Class B common share of Offerco for each Domtar common share.

Holders of Domtar common shares that are eligible Canadian residents can elect in advance (as future holders of Class B common shares of Offerco) to receive, on a one-for-one basis, exchangeable shares of Newco Canada Exchangeco (and ancillary rights), shares of common stock of Spinco or a combination thereof, in exchange for the Class B common shares of Offerco they will automatically receive in the Arrangement by completing, signing and returning the letter of transmittal and election form, together with the share certificate or certificates and other documents identified in the letter of transmittal and election form. See “Elections Available to Domtar Securityholders”.

If no letter of transmittal and election form is returned prior to the election deadline or an election is not effectively made, an election will be deemed to be made based on the address shown in the share register of Class B common shares of Offerco (which will be identical to the share register for Domtar common shares). Holders of Domtar common shares (who will automatically become holders of Class B common shares of Offerco) with a registered address in Canada will be deemed to have elected to receive only exchangeable shares of Newco Canada Exchangeco, and holders of Domtar common shares (who will automatically become holders of Class B common shares) with a registered address outside of Canada will be deemed to have elected to receive only shares of common stock of Spinco.

Holders of Domtar Preferred Shares.    The Domtar preferred shares of a holder who has not exercised dissent rights will remain outstanding after completion of the combination subject to the rights, privileges and conditions applicable to such shares.

Dissenting Holders of Domtar Shares.    Holders of Domtar shares who properly exercise their dissent rights will be entitled to be paid the fair value of their shares.

Domtar Stock Options.    Domtar stock options will be exchanged for options to purchase shares of common stock of Spinco as follows:

•

each Domtar stock option (other than a Domtar stock option that has an exercise price equal to or less than the volume-weighted average (rounded to the nearest 1/10,000) of the trading prices of the Domtar common shares on the New York Stock Exchange as reported by Bloomberg Financial Markets for the last trading day immediately prior to the Distribution (rounded up to the nearest whole cent)), whether vested or unvested, will be exchanged, on the same terms and conditions as were applicable under the Domtar stock option, for an option to purchase a number of shares of common stock of Spinco (rounded down to the nearest whole number) of equivalent value determined using the Black-Scholes option pricing model based on assumptions that are consistent with Domtar’s 2005 financial statements, and having an exercise price per share equal to the volume-weighted average (rounded to the nearest 1/10,000) of the trading prices of the Domtar common shares on the New York Stock Exchange as reported by Bloomberg Financial Markets for the last trading day immediately prior to the Distribution (rounded up to the nearest whole cent); and

•	each Domtar stock option that has an exercise price equal to or less than the volume-weighted average (rounded to the nearest 1/10,000) of the trading prices of the Domtar common shares on the New York Stock Exchange as reported by Bloomberg Financial Markets for the last trading day immediately prior to the Distribution (rounded up to the nearest whole cent), whether vested or unvested, will be exchanged, on the same terms and conditions as were applicable under the Domtar stock option, for an option to purchase that number of shares of common stock of Spinco equal to the number of Domtar common shares subject to the Domtar stock option and the exercise price per share will be equal to the exercise price per share of such option immediately prior to the exchange.

Q:	Why are exchangeable shares being offered to Canadian residents in the combination?

A:	The exchangeable share structure will provide an opportunity for eligible holders of Class B common shares of Offerco (who will automatically receive such shares under the Arrangement in exchange for their previously held Domtar common shares) to make a tax election to defer Canadian income tax on any capital gain otherwise arising on the exchange of their Class B common shares for exchangeable shares of Newco Canada Exchangeco.

Each exchangeable share of Newco Canada Exchangeco is substantially the economic equivalent of a share of common stock of Spinco and is exchangeable at any time on a one-for-one basis for a share of common stock of Spinco. In addition, each holder of an exchangeable share will, through a voting and exchange trust agreement, effectively have the ability to cast votes along with holders of shares of Spinco common stock.

Q:	What percentage of Spinco will the shareholders of Domtar own?

A:	Immediately following the consummation of the combination, Spinco will be owned approximately 55% by Weyerhaeuser shareholders or former Weyerhaeuser shareholders and approximately 45% by former holders of Domtar common shares (including through their ownership of exchangeable shares), in each case on a fully diluted basis.

Q:	Where will the shares of common stock of Spinco and the exchangeable shares be listed?

A:	Spinco has been authorized to list the shares of Spinco common stock on the New York Stock Exchange. An application has been made to the Toronto Stock Exchange for the listing of the common stock of Spinco and the exchangeable shares of Newco Canada Exchangeco. The proposed stock symbols are set forth below.

Class of Securities	NYSE Symbol	TSX Symbol
Spinco common stock	UFS	UFS
Exchangeable shares	N/A	UFX

In addition, an application has been made to the Toronto Stock Exchange to list the Class B common shares of Offerco. Such shares will be listed and posted for trading on the Toronto Stock Exchange throughout the time they are issued and outstanding.

Q:	When does Domtar expect to complete the combination?

A:	Domtar is working to complete the combination as quickly as possible. Domtar aims to complete the combination during the first quarter of 2007. However, it is possible that factors outside Domtar’s control could require Domtar to complete the Arrangement at a later time or not complete it at all. For a discussion of the conditions to the Transactions, see “The Transactions – Conditions to the Transactions”.

Specific Domtar Securityholder Questions and Answers

Q:	On what am I being asked to vote?

A:	Domtar shareholders and Domtar optionholders are being asked to approve the Domtar securityholders resolution relating to the Arrangement. The Domtar securityholders resolution is attached as Annex “A”.

Q:	What vote is required to approve the Domtar securityholders resolution?

A:	Approval of the Domtar securityholders resolution will require the affirmative votes of not less than:

•	66 2/3% of the votes cast at the Domtar special meeting by Domtar securityholders present in person or by proxy, and

•	66 2/3% of the votes cast at the Domtar special meeting by holders of Domtar common shares and Domtar preferred shares present in person or by proxy, excluding (a) holders of Domtar stock options; (b) holders of Domtar common shares that are pledged to secure loans provided pursuant to the Domtar Executive Stock Option and Share Purchase Plan; and (c) holders of Domtar common shares who also hold Domtar stock options.

Each Domtar common share, Domtar preferred share and Domtar stock option, is entitled to one vote on all matters scheduled to come before the Domtar special meeting.

Q:	If I am a Domtar shareholder or a Domtar optionholder, how do I vote on the Domtar securityholders resolution and what do I do now?

A:	First, please review the information contained in this document, including the Annexes. This document contains important information about Domtar, the Weyerhaeuser Fine Paper Business and the combination. It also contains important information about what the board of directors of Domtar considered in evaluating the Arrangement

Second, please submit your proxy promptly by telephone, via the internet or by signing, dating and returning the appropriate enclosed form of proxy in the postage-paid envelope provided, so that your Domtar shares or Domtar stock options can be voted at the Domtar special meeting. You may also attend in person and vote at the Domtar special meeting, even if you have already submitted a proxy.

There are four forms of Domtar proxies applicable to Domtar securityholders: a purple bar coded proxy applicable to Domtar common shares, a white bar coded proxy applicable to the Domtar Series A preferred shares, a white bar coded proxy applicable to Domtar Series B preferred shares, and a blue bar coded proxy applicable to Domtar stock options. If you hold more than one type of Domtar shares or if you hold Domtar shares and Domtar stock options, you will receive more than one form of proxy. To ensure that all your Domtar shares and Domtar stock options are represented at the Domtar special meeting, please submit a vote by telephone, via the internet or by mail for each proxy form you receive.

Q:	If I am an eligible Canadian resident, how do I get tax-deferred treatment?

A:	If you are an eligible Canadian resident receiving, through a series of exchanges, exchangeable shares in the combination, Domtar will send you a tax election package by mail after completion of the combination if you so elect in your letter of transmittal and election form. The tax election package will also be made available via the internet on Domtar’s website at www.domtar.com. You must provide to Newco Canada Exchangeco, at the address indicated in the tax election package, two completed and signed copies of the applicable tax election forms on or before the 90th day after the Effective Date of the Arrangement. For more information see “Material Income Tax Considerations – Material Canadian Federal Income Tax Considerations to Domtar Shareholders” and “Material Income Tax Considerations – Material Canadian Federal Income Tax Considerations to Domtar Optionholders”.

Q:	Do I need to send in my share certificates now?

A:	You are not required to send your share certificates to validly cast your vote in respect of the combination or to receive exchangeable shares of Newco Canada Exchangeco if your address as shown in the share register of Class B common shares of Offerco (which will be identical to the share register for the Domtar common shares) is located in Canada. However, you must send in your share certificates representing your Domtar common shares in addition to the letter of transmittal and election form in order to receive evidence of ownership of shares of common stock of Spinco and/or exchangeable shares. If you hold Domtar common shares that are registered in the name of a broker, investment dealer, bank, trust company or other nominee, as is often the case, you should contact that nominee for instructions about how to deliver your Domtar common shares.

Holders of Domtar preferred shares will not be required to send in their share certificates as their shares will remain outstanding upon completion of the combination.

Q:	If I want to exercise my options, what do I do?

A:	You are under no obligation to exercise your Domtar stock options before the completion of the combination. Domtar stock options that have not been exercised prior to the Effective Time will be exchanged in the Arrangement for options to acquire shares of common stock of Spinco as discussed above, subject to passage of the Domtar securityholders resolution. If you hold exercisable Domtar stock options and wish to exercise them to acquire Domtar common shares in order to elect to ultimately receive exchangeable shares of Newco Canada Exchangeco and/or shares of common stock of Spinco pursuant to the Arrangement, then prior to 5:00 p.m. (Montréal time) on the third trading day immediately prior to the date of closing of the combination, you should exercise your options through your Solium Shareworks account at www.solium.com or by telephone at the following toll-free number: 1-877-380-7793.

Q:	What happens if I don’t indicate how to vote on my proxy?

A:	If you sign and send in your proxy but do not include instructions on how to vote your properly signed form, your securities will be voted FOR the Domtar securityholders resolution, and in accordance with management’s recommendation with respect to amendments or variations of the matters set forth in the Notice of Special Meeting of Domtar Securityholders or any other matters that may properly come before the Domtar special meeting.

Q:	Can I change my vote after I have mailed my signed proxy?

A.	Yes. You can change your vote at any time before your proxy is voted at the Domtar special meeting. If you are a registered Domtar shareholder or a holder of Domtar stock options, you can do this in one of three ways:

•	First, before the Domtar special meeting, you can deliver a signed notice of revocation of proxy to the corporate secretary of Domtar or to the offices of Computershare Trust Company of Canada at the addresses specified below at any time up to and including the last business day before the Domtar special meeting or deposit the revocation with the chairman of the Domtar special meeting.

•	Second, you can complete and submit a later-dated proxy form no later than 5:00 p.m. (Montréal time) on the last business day before the Domtar special meeting.

•	Third, you can attend the Domtar special meeting and vote in person. Your attendance at the Domtar special meeting alone will not revoke your proxy; rather you must also vote at the Domtar special meeting in order to revoke your previously submitted proxy.

If you are a registered Domtar shareholder or holder of Domtar stock options and want to change your proxy directions by mail, you should send any notice of revocation or your completed new form of proxy, as the case may be, to Domtar at either of the following addresses:

Domtar Inc. Corporate Secretary 395 de Maisonneuve Blvd. West Montréal, Québec, Canada H3A 1L6 (Fax): 514-848-5638	Computershare Trust Company of Canada Stock Transfer Services 100 University Avenue, 9th Floor Toronto, Ontario, Canada M5J 2Y1 (Fax): 1-888-453-0330 (Outside Toronto) 416-263-9393 (Within Toronto)

You may also revoke or change your proxy by telephone or via the internet by following the instructions set forth below under “Can I submit my proxy by telephone or electronically?”

If a broker holds your Domtar shares in “street name” and you have instructed a broker to vote your Domtar shares and wish to change your vote, you must follow directions received from your broker to change those instructions.

Q:	Can I submit my proxy by telephone or electronically?

A:	Yes, in most cases. To vote by telephone, please call the number shown on your proxy form from a touch-tone phone and follow the easy instructions. To vote via the internet, please go to the website shown on your proxy form and follow the easy instructions on the screen.

Please note that you will need to refer to the control number indicated on your proxy form to identify yourself in the electronic voting system. Please also refer to the instructions on your proxy form for information regarding the deadline for voting your Domtar shares electronically.

Q:	If my broker holds my Domtar shares in “street name,” will my broker vote my Domtar shares for me?

A:	Your broker will not vote your Domtar shares unless it receives your specific instructions. After carefully reading and considering the information contained in this document, including the Annexes, please follow the directions provided by your broker with respect to voting procedures. Please ensure that your instructions are submitted to your broker in sufficient time to ensure that your votes are received by Domtar on or before 5:00 p.m. (Montréal time) on February 23, 2007.

If you have instructed a broker to vote your Domtar shares and wish to change your vote, you must follow directions received from your broker to change those instructions.

Q:	Am I entitled to dissent or appraisal rights?

A:	Domtar shareholders who properly exercise their dissent rights will be entitled to be paid the fair value of their Domtar shares. If you wish to dissent, you must provide to Domtar, at its address specified above, a dissent notice prior to 5:00 p.m. (Montréal time) on the business day preceding the Domtar special meeting. It is important that you strictly comply with this requirement, otherwise your dissent right may not be recognized. You must also strictly comply with the other requirements of the dissent procedure. Domtar optionholders are not entitled to dissent rights unless they exercise their Domtar stock options and submit a dissent notice prior to this deadline.

Q:	What are the Canadian and U.S. federal income tax consequences of the combination to holders of Domtar common shares?

A:	Canadian Residents. The automatic exchange of Domtar common shares for Class B common shares of Offerco, will generally not be a taxable event, but the subsequent immediate exchange of such Class B common shares for common stock of Spinco and/or exchangeable shares, will generally be a taxable event to a Canadian resident shareholder for Canadian income tax purposes. However, if you are an eligible Canadian resident and you exchange all or a portion of the Class B common shares you automatically receive in the Arrangement for consideration that includes exchangeable shares (and ancillary rights) and you make a valid tax election with Newco Canada Exchangeco, you may obtain a full or partial tax deferral (rollover) of any capital gain otherwise arising upon the exchange of those shares. For more information, see “Material Income Tax Considerations – Material Canadian Federal Income Tax Considerations to Domtar Shareholders” and “Elections Available to Domtar Securityholders”.

U.S. Residents.    The exchange of Domtar common shares for Class B common shares of Offerco, which will be immediately exchanged for common stock of Spinco in the combination, will be fully taxable for U.S. federal income tax purposes. For more information, see “Material Income Tax Considerations – Material U.S. Federal Income Tax Considerations to Domtar Securityholders”.

Domtar Optionholders.    The exchange of Domtar stock options for options to purchase shares of common stock of Spinco will generally not be a taxable event for a Canadian resident Domtar optionholder.

Q:	Who can help answer my questions about the combination?

A:	Georgeson is acting as the proxy solicitation agent for Domtar. If you have any questions about the combination or about how to vote your Domtar shares or Domtar stock options, please call Georgeson, toll free within North America at 1-866-598-9986 (English and French speakers) and collect calls outside North America and for banks and brokers at 212-440-9800.

Q:	Are shareholder rights under Delaware law in respect of Spinco the same as under Canadian law in respect of Domtar?

A:	Although the rights and privileges of stockholders of a Delaware corporation, such as Spinco, are in many instances comparable to those of shareholders of a corporation organized under the Canada Business Corporations Act, such as Domtar, there are certain differences. For more information, see “Comparison of Shareholders’ Rights”.

SUMMARY

This summary highlights the key aspects of the matters to be considered at the Domtar special meeting but does not contain all the details concerning the Transactions, including information that may be important to you. You should carefully read this entire document and the other documents referred to herein for a more complete understanding of the matters being considered at the Domtar special meeting.

The Companies

Domtar

Based on production capacity, Domtar is the third largest integrated manufacturer of uncoated free sheet in North America and the fourth largest in the world, with four pulp and paper mills in Canada (one of which is currently not in operation) and five in the U.S. Domtar’s paper business is its most important segment and represented 62% of Domtar’s consolidated sales in 2005 (excluding 50% of Norampac Inc.’s sales, which were required to be included in Domtar’s consolidated financial statements under Canadian GAAP), or 68% when including sales of Domtar paper through its paper merchants business. In addition to its paper business, Domtar manufactures and markets lumber and wood-based value-added products and engages in the paper merchants business, which involves the purchasing, warehousing, sale and distribution of various paper products made by Domtar and by other manufacturers. Prior to December 29, 2006, Domtar also owned a 50% equity interest in Norampac Inc. (“Norampac”), a joint venture in the packaging business. On December 29, 2006, Domtar sold its interest in Norampac to Cascades Inc. for a cash consideration of Cdn.$560 million (the U.S. dollar equivalent of which is $480.6 million at an exchange rate of 1.1653 Canadian dollars per U.S. dollar, the noon buying rate of the Bank of Canada on December 29, 2006). The net after tax proceeds of the sale will be used primarily to reduce debt to be incurred by Spinco in connection with the Transactions or to repay Domtar’s existing indebtedness. See “Business of Domtar” and “Where You Can Find More Information”.

Domtar’s principal executive offices are located at 395 de Maisonneuve Blvd. West, Montréal, Québec, Canada H3A 1L6.

Spinco

Spinco (formerly known as Weyerhaeuser TIA, Inc). is currently a wholly-owned subsidiary of Weyerhaeuser and was incorporated in its current form as a Delaware corporation in August 2006 to indirectly hold the Weyerhaeuser Fine Paper Business and consummate the Arrangement. The Weyerhaeuser Fine Paper Business is currently operated by Weyerhaeuser but will be transferred to Newco and Exchangeco Subsidiary prior to the Distribution and the Arrangement. Weyerhaeuser will subsequently transfer the limited liability company interests in Newco to Spinco. This document describes Spinco as if it held the Weyerhaeuser Fine Paper Business (indirectly through Newco) for all periods and dates presented. The description of Spinco in this document does not include the business of Domtar. For information regarding Domtar and the pro forma effect of the Arrangement on Spinco, see “Selected Historical Financial Data of Domtar”, “Unaudited Pro Forma Condensed Combined Financial Information of Spinco”, “Business of the Combined Company”, “Business of Domtar” and “Where You Can Find More Information”.

Spinco principally manufactures and sells fine paper, including uncoated free sheet and coated groundwood. Based on production capacity, Spinco is the second largest integrated manufacturer of uncoated free sheet in North America and the third largest in the world, with six uncoated free sheet mills in the U.S. and two in Canada (one of which is currently not in operation) and one coated groundwood mill in the U.S.

Spinco also manufactures papergrade pulp at several of its paper mills, fluff pulp at its pulp mill in Plymouth, North Carolina and papergrade pulp and specialty pulp at its pulp mill in Kamloops, British Columbia. Fluff pulp and specialty pulp are sold to third parties. Papergrade pulp is sold to the extent Spinco produces pulp in excess of the pulp required for internal use at its paper mills.

Spinco generated revenues of $3.3 billion during 2005 and $2.4 billion during the thirty-nine weeks ended September 24, 2006, of which the revenues generated by pulp and fine paper products represented approximately 94% in both periods. In addition to its pulp and fine paper business, Spinco manufactures softwood lumber products. See “Business of Spinco before the Arrangement”.

Spinco’s principal executive offices are located at 33663 Weyerhaeuser Way South, Federal Way, Washington, WA 98003.

Newco Canada Exchangeco

Newco Canada Exchangeco is a corporation continued under the Business Corporations Act (British Columbia) in January 2007 for the purpose of implementing the Transactions. Newco Canada Exchangeco’s registered office is located at 925 West Georgia St. 5th Floor, Vancouver, British Columbia V6C 3L2. See “Information Concerning Newco Canada Exchangeco”.

Offerco

Offerco is a corporation incorporated under the Canada Business Corporations Act in January 2007 for the purpose of implementing the Transactions. Offerco’s registered office is located at 395 de Maisonneuve Blvd. West, Montréal, Québec, Canada H3A 1L6. See “Information Concerning Offerco”.

The Transactions

On August 23, 2006, Domtar and Weyerhaeuser announced they entered into agreements providing for a combination of the Weyerhaeuser Fine Paper Business and Domtar. Below is a step-by-step description of the sequence of material events relating to the combination.

Step 1

The Canadian Asset Transfer:

Weyerhaeuser Company Limited and Weyerhaeuser Saskatchewan Ltd., two Canadian subsidiaries of Weyerhaeuser, will transfer certain of their fine paper and related assets to Exchangeco Subsidiary, and Exchangeco Subsidiary will assume certain of Weyerhaeuser Company Limited’s and Weyerhaeuser Saskatchewan Ltd.’s fine paper and related liabilities. See “The Canadian Asset Transfer Agreement”.

Step 2

The Newco Contribution:

Weyerhaeuser will transfer to Newco certain of Weyerhaeuser’s U.S. fine paper and related assets in exchange for the issuance of additional limited liability company interests of Newco to Weyerhaeuser and the assumption by Newco of certain of Weyerhaeuser’s U.S. fine paper and related liabilities. See “The Transactions – The Contribution”.

Step 3	The Interim Financing: Spinco will draw down $1.35 billion under a three-month unsecured term loan facility. See “Financing”.

Step 4

Spinco Contribution:

Weyerhaeuser will transfer to Spinco all of the issued and outstanding limited liability company interests of Newco in exchange for (a) $1.35 billion in cash; and (b) a number of shares of Spinco common stock, determined in accordance with a formula specified in the Contribution and Distribution Agreement. See “The Transactions – The Contribution”.

Step 5

The Listing:

The shares of common stock of Spinco have been authorized for listing on the New York Stock Exchange and an application has been made to the Toronto Stock Exchange to list the shares of Spinco common stock, in each case under the symbol “UFS”. An application has also been made to the Toronto Stock Exchange to list the exchangeable shares of Newco Canada Exchangeco on the Toronto Stock Exchange under the symbol “UFX”. In addition, an application has been made to the Toronto Stock Exchange to list the Class B common shares of Offerco and such shares will be listed and posted for trading on the Toronto Stock Exchange throughout the time they are issued and outstanding. See “The Transactions – Stock Exchange Listings”.

Step 6

The Distribution:

Weyerhaeuser will distribute all the issued and outstanding shares of Spinco common stock to the Weyerhaeuser shareholders. The Distribution may be effected at Weyerhaeuser’s election, as a pro rata dividend, as an exchange offer or as a combination of both. See “The Transactions – The Distribution”.

Step 7	The Arrangement: Spinco and Domtar will consummate the Arrangement that will result in Spinco indirectly owning all of the outstanding Domtar common shares. See “The Transactions – The Arrangement”.

Step 8	Spinco Financing: The three-month unsecured term loan facility will be converted to be part of the seven-year senior secured term loan facility. See “Financing”.

The Transaction Agreement is attached to this document as Annex “B”. Please read the Transaction Agreement, the form of plan of arrangement attached to this document as Annex “E” and the other agreements carefully (including the Contribution and Distribution Agreement attached to this document as Annex “C”), as they are the principal legal documents that govern the combination.

Holders of Domtar common shares will receive, through a series of exchanges, common stock of Spinco or exchangeable shares of Newco Canada Exchangeco

Holders of Domtar Common Shares.    A holder of Domtar common shares (other than a holder who has exercised dissent rights) will receive one Class B common share of Offerco for each Domtar common share.

Holders of Domtar common shares that are eligible Canadian residents can elect in advance (as future holders of Class B common shares of Offerco) to receive, on a one-for-one basis, exchangeable shares of Newco Canada Exchangeco, shares of common stock of Spinco or a combination thereof, in exchange for the Class B common shares of Offerco they will automatically receive in the Arrangement by completing, signing and returning the letter of transmittal and election form, together with the share certificate or certificates and other documents identified in the letter of transmittal and election form. See “Elections Available to Domtar Securityholders”.

If no letter of transmittal and election form is returned prior to the election deadline or an election is not effectively made, an election will be deemed to be made based on the address shown in the share register of Class B common shares of Offerco (which will be identical to the share register for Domtar common shares). Holders of Domtar common shares (who will automatically become holders of Class B common shares) with a registered address in Canada will be deemed to have elected to receive only exchangeable shares of Newco Canada

Exchangeco, and holders of Domtar common shares (who will automatically become holders of Class B common shares) with a registered address outside of Canada will be deemed to have elected to receive only shares of common stock of Spinco.

Holders of Domtar Preferred Shares.    The Domtar preferred shares of a holder who has not exercised dissent rights will remain outstanding after the completion of the combination subject to the rights, privileges and conditions applicable to such shares.

Dissenting Holders of Domtar Shares.    Holders of Domtar shares who properly exercise their dissent rights will be entitled to be paid the fair value of their Domtar shares. For more information see “The Transactions – Dissenting Domtar Shareholder’s Rights”.

Holders of Domtar common shares who are eligible Canadian residents may elect to receive, through a series of exchanges, exchangeable shares

Holders of Domtar common shares who are eligible Canadian residents may elect to receive, through a series of exchanges, an equivalent number of exchangeable shares of Newco Canada Exchangeco (and ancillary rights) in lieu of shares of common stock of Spinco. Exchangeable shares will be exchangeable at the option of the holder at any time on a one-for-one basis for shares of common stock of Spinco. Holders of the exchangeable shares will be entitled to dividends and other rights that are substantially economically equivalent to those of holders of shares of common stock of Spinco. Through a voting and exchange trust arrangement, holders of the exchangeable shares will effectively have the ability to cast votes along with holders of shares of common stock of Spinco. See “Elections Available to Domtar Securityholders” and “Information Concerning Newco Canada Exchangeco”.

The exchangeable share structure, which is frequently used in transactions between U.S. and Canadian companies, provides the opportunity for eligible holders of Class B common shares (who will automatically receive such shares under the Arrangement in exchange for their previously held Domtar common shares) to make a valid tax election to defer Canadian income tax on any capital gain that would otherwise arise on the exchange of their Class B common shares for exchangeable shares.

Domtar stock options to be exchanged for options of Spinco

Domtar stock options will be exchanged for options to purchase shares of shares of common stock of Spinco as follows:

•	each Domtar stock option (other than a Domtar stock option that has an exercise price equal to or less than the volume-weighted average (rounded to the nearest 1/10,000) of the trading prices of the Domtar common shares on the New York Stock Exchange as reported by Bloomberg Financial Markets for the last trading day immediately prior to the Distribution (rounded up to the nearest whole cent)), whether vested or unvested, will be exchanged, on the same terms and conditions as were applicable under the Domtar stock option, for an option to purchase a number of shares of common stock of Spinco (rounded down to the nearest whole number) of equivalent value determined using the Black-Scholes option pricing model based on assumptions that are consistent with Domtar’s 2005 financial statements, and having an exercise price per share equal to the volume-weighted average (rounded to the nearest 1/10,000) of the trading prices of the Domtar common shares on the New York Stock Exchange as reported by Bloomberg Financial Markets for the last trading day immediately prior to the Distribution (rounded up to the nearest whole cent); and

•

each Domtar stock option that has an exercise price equal to or less than the volume-weighted average (rounded to the nearest 1/10,000) of the trading prices of the Domtar common shares on the New York Stock Exchange as reported by Bloomberg Financial Markets for the last trading day immediately prior to the Distribution (rounded up to the nearest whole cent), whether vested or unvested, will be exchanged, on the same terms and conditions as were applicable under the Domtar stock option, for an option to purchase that number of shares of common stock of Spinco equal to the number of Domtar common shares subject to the Domtar stock option and the exercise price per share will be equal to the exercise price per share of such option immediately prior to the exchange.

Spinco After the Transactions

Immediately following the consummation of the Transactions, Spinco will be an independent public company, owned approximately 55% by Weyerhaeuser shareholders or former Weyerhaeuser shareholders and approximately 45% by former holders of Domtar common shares (including through their ownership of exchangeable shares), in each case on a fully diluted basis. Spinco will be a holding company that will, directly or indirectly, own and operate the Weyerhaeuser Fine Paper Business and the Domtar business.

In connection with the Transactions, Weyerhaeuser, Spinco and/or their respective subsidiaries will also enter into a tax sharing agreement, an intellectual property license agreement, a transition services agreement, a Plymouth pine chip supply agreement, a Plymouth hog fuel supply agreement, a Columbus pine chip supply agreement, Canadian fibre supply agreements, a slush pulp sales agreement and site services agreements. The site services agreements will relate to facilities in Columbus, Mississippi; Plymouth, North Carolina and Kamloops, British Columbia shared with Weyerhaeuser, Weyerhaeuser Company Limited or Weyerhaeuser Saskatchewan Ltd. In addition, Spinco expects to enter into a joint purchase agreement with Weyerhaeuser. See “Spinco’s Relationship With Weyerhaeuser After the Transactions”.

Recommendation of the Domtar Board

Domtar’s board of directors believes that the terms of the Arrangement are fair to, and in the best interests of, Domtar securityholders. The Domtar board of directors unanimously recommends that Domtar securityholders vote “FOR” the Domtar securityholders resolution to approve the Arrangement at the Domtar special meeting.

Reasons for the Domtar Board Recommendation

The Domtar board of directors has consulted with Domtar management as well as Domtar’s financial advisors and outside legal advisors and considered a number of factors. The factors considered by the Domtar board include:

•	a review and analysis of the industry and the strategic options of Domtar to pursue its growth;

•	the competitive strengths resulting from the consummation of the Transactions as set forth in the section “Business of the Combined Company – Competitive Strengths”, including the Combined Company’s leading market position, efficient and cost-competitive assets, proximity to customers and experienced management team;

•	the opinions of Domtar’s financial advisors, J.P. Morgan Securities Inc. and RBC Dominion Securities Inc., that, as of the date thereof, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the exchange ratio, provided for in the combination was fair, from a financial point of view, to the holders of Domtar common shares. See “The Transactions – Opinions of Domtar’s Financial Advisors”;

•	the ability of holders of Domtar common shares to benefit from potential synergies from the combination and to continue to participate in the future earnings and growth of the Combined Company through their ownership of shares of Spinco common stock or exchangeable shares; and

•	the structure of the combination, which effectively permits holders of Domtar common shares who are eligible Canadian residents to elect to receive, through a series of exchanges, exchangeable shares and make a valid tax election to defer Canadian income tax on any capital gain otherwise arising on their exchange of Class B common shares for exchangeable shares in the Arrangement.

See “The Transactions – Reasons for the Domtar Board Recommendation”.

Opinions of Domtar’s Financial Advisors

In connection with the combination, the Domtar board of directors received the following separate written opinions:

•	the opinion of J.P. Morgan Securities Inc., dated August 22, 2006, the full text of which is attached to this document as Annex “K”, to the effect that, as of the date of the opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the exchange ratio provided for in the Arrangement was fair, from a financial point of view, to holders of Domtar common shares; and

•	the opinion of RBC Dominion Securities Inc., dated August 22, 2006, the full text of which is attached as Annex “L”, to the effect that, as of the date of the opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the exchange ratio provided for in the Arrangement was fair, from a financial point of view, to holders of Domtar common shares.

You should read these opinions carefully and in their entirety for a description of the assumptions made, procedures followed, matters considered and qualifications and limitations on the reviews undertaken. The opinions were provided to the Domtar board of directors in connection with the Domtar board’s evaluation of the exchange ratio, do not address any other aspect of the combination or any related transaction and do not constitute a recommendation to any Domtar shareholder as to how such shareholder should vote or act on any matters relating to the combination. See “The Transactions – Opinions of Domtar’s Financial Advisors”.

Board of Directors and Management of Spinco following the Transactions

It is currently expected that, following the consummation of the Transactions, Spinco will initially have a board of 13 directors, consisting of seven designees of Weyerhaeuser, including Mr. Harold H. MacKay, formerly an international advisor to Weyerhaeuser’s board of directors and Mr. Marvin D. Cooper, formerly senior vice president, cellulose fibre, white papers and containerboard manufacturing and engineering of Weyerhaeuser, and six designees of Domtar, including Mr. Brian M. Levitt, currently the chairman of the board of directors of Domtar, and Mr. Raymond Royer, currently the president and chief executive officer of Domtar.

Mr. MacKay is expected to be the non-executive chairman of Spinco’s board of directors. Mr. Royer is expected to be the president and chief executive officer of Spinco. Mr. Cooper is expected to be the chief operating officer of Spinco and Mr. Barker, currently senior vice president of pulp and paper sales and marketing of Domtar, is expected to be Spinco’s senior executive in charge of marketing. Mr. Buron, currently the chief financial officer of Domtar, is expected to be the chief financial officer of Spinco and Mr. Edwards, currently vice president of paper manufacturing of Weyerhaeuser, is expected to be Spinco’s senior executive in charge of pulp and paper manufacturing. Mr. Thomas, currently vice president of fine papers of Weyerhaeuser, is expected to be Spinco’s senior executive in charge of sales. See “Spinco’s Board of Directors and Management Following the Transactions”.

Corporate Offices of Spinco Following the Transactions

From and after the Effective Time, Spinco’s head office will be located in Montréal, Québec, Canada, and the operational headquarters of Spinco and its non-Canadian subsidiaries will be located in Fort Mill, South Carolina.

Securities to be Issued

The Class B Common Shares

Each Domtar common share not held by a holder who has exercised dissent rights will automatically be exchanged for one Class B common share of Offerco. Following this exchange, each Class B common share will be immediately exchanged for one share of common stock of Spinco or one exchangeable share of Newco Canada Exchangeco (and ancillary rights).

Holders of Domtar common shares that are eligible Canadian residents can elect in advance (as future holders of Class B common shares) to receive, on a one-for-one basis, exchangeable shares, shares of common stock of Spinco or a combination thereof, in exchange for the Class B common shares of Offerco they will automatically receive in the Arrangement by completing, signing and returning the letter of transmittal and election form, together with the share certificate or certificates and other documents identified in the letter of transmittal and election form. See “Elections Available to Domtar Securityholders”.

If no letter of transmittal and election form is returned prior to the election deadline or an election is not effectively made, an election will be deemed to be made based on the address shown in the share register of Class B common shares of Offerco (which will be identical to the share register for Domtar common shares). Holders of Domtar common shares (who will automatically become holders of Class B common shares of Offerco) with a registered address in Canada will be deemed to have elected to receive only exchangeable shares of Newco Canada Exchangeco, and holders of Domtar common shares (who will automatically become holders of Class B common shares) with a registered address outside of Canada will be deemed to have elected to receive only shares of common stock of Spinco.

For a more complete description of the Class B common shares, see “Information Concerning Offerco – Description of Offerco Share Capital”.

Spinco Common Stock

Immediately following the consummation of the Transactions, Spinco’s authorized capital will consist of 2,000,000,000 shares of common stock, par value $0.01 per share and one share of special voting stock, par value $0.01 per share. Based on approximately 231,000,000 Domtar common shares that are expected to be outstanding on the last trading day immediately prior to the day of the Contribution (on a fully diluted basis) and 7,126,885 shares of Spinco common stock subject to Spinco equity awards that are expected to be issuable to Weyerhaeuser employees that validly elect to roll-over their Weyerhaeuser equity awards into Spinco equity awards, approximately 512,000,000 shares of Spinco common stock will be outstanding immediately following the consummation of the Transactions. All of the outstanding shares of Spinco common stock will be validly issued, fully paid and non-assessable.

Except as otherwise provided by law, by the certificate of incorporation of Spinco or by any resolution adopted by Spinco’s board of directors designating any series of preferred stock, the common stock of Spinco will have the exclusive right to vote for the election of the members of Spinco’s board of directors and for all other purposes. Holders of common stock of Spinco will be entitled to one vote for each share of common stock held of record on all matters on which stockholders are generally entitled to vote, subject to certain exceptions. See “Description of Spinco’s Capital Stock”.

In connection with the Arrangement, Spinco will issue to the trustee under the voting and exchange trust agreement one share of the special voting stock to be held for the benefit of the holders of the exchangeable shares (other than Spinco or any subsidiary thereof). The trustee holder of the share of special voting stock will be entitled to vote on each matter on which holders of common stock of Spinco are entitled to vote. The trustee holder of the share of special voting stock will be entitled to cast on each such matter a number of votes equal to the number of the Spinco common stock into which the exchangeable shares outstanding on the record date for holders of shares of Spinco common stock entitled to vote on any such matter are then exchangeable (other than those held by Spinco or any subsidiary), for which the trustee holder has received voting instructions from holders of exchangeable shares pursuant to the voting and exchange trust agreement. The trustee holder of the share of special voting stock will vote together as one class with the holders of common stock of Spinco for the election of directors of Spinco and all other matters submitted to a vote of stockholders of Spinco. See “Description of Spinco’s Capital Stock” and “Information Concerning Newco Canada Exchangeco – Description of Exchangeable Shares of Newco Canada Exchangeco”.

Each share of Spinco common stock will have attached to it one preferred stock purchase right, the principal terms of which are described under “Certain Anti-Takeover Effects of Provisions of Spinco’s Certificate of Incorporation, Bylaws and Rights Plan and of Delaware Law – Certificate of Incorporation, Bylaws and Rights Plan – Rights Plan”.

Exchangeable Shares

Exchangeable shares will be securities of Newco Canada Exchangeco that, together with the ancillary rights described in this document, are substantially economically equivalent to shares of common stock of Spinco. The holders of exchangeable shares will have the following rights:

•	the right to exchange those shares at any time, at the holders’ option, for shares of common stock of Spinco on a one-for-one basis;

•	the right to receive dividends, on a per share basis, in amounts (or property in the case of non-cash dividends), which are the same as, or economically equivalent to, and which are payable at the same time as, dividends declared on the common stock of Spinco;

•	the right to vote, through the trustee holder of the one share of special voting stock of Spinco, at all stockholder meetings at which holders of common stock of Spinco are generally entitled to vote; and

•	the right to participate on a pro rata basis with the common stock of Spinco in the distribution of assets of Spinco upon specified events relating to the voluntary or involuntary liquidation, dissolution, winding-up or other distribution of the assets of Spinco through the mandatory exchange of exchangeable shares for shares of common stock of Spinco.

Holders of exchangeable shares will be entitled generally to require Newco Canada Exchangeco to redeem any of their exchangeable shares for a purchase price per share of one share of common stock of Spinco and (provided the holder holds the exchangeable share on the applicable dividend record date) an amount in cash equal to any declared and unpaid dividends on that exchangeable share. However, if a holder of exchangeable shares delivers notice of exercise of such retraction, Newco Canada will have the overriding right to purchase, in lieu of Newco Canada Exchangeco redeeming, the holder’s shares on payment of the redemption price.

Subject to applicable law, the purchase right described above and certain other transactions, if (a) there are fewer than 5,000,000 of the exchangeable shares that are outstanding as a result of the Arrangement (other than exchangeable shares held by Spinco and its subsidiaries); and (b) no exchangeable shares remain deposited with Computershare Trust Company of Canada (successor to Montréal Trust Company of Canada), as depositary, or any other successor depositary, in connection with the trust indenture between George Weston Limited and Montréal Trust Company of Canada, the board of directors of Newco Canada Exchangeco may elect to have Newco Canada Exchangeco redeem the exchangeable shares for a redemption price per share of one share of common stock of Spinco and (provided the holder holds the exchangeable share on the applicable dividend record date) an amount in cash equal to any declared and unpaid dividends on that exchangeable share.

Subject to applicable law, the purchase right described above and certain other transactions, on a date on or after July 31, 2023, as established by Newco Canada Exchangeco’s board of directors, all of the outstanding exchangeable shares (other than those held by Spinco and its subsidiaries) will be redeemed by Newco Canada Exchangeco for a redemption price per share of one share of common stock of Spinco and (provided the holder holds the exchangeable share on the applicable dividend record date) an amount in cash equal to any declared and unpaid dividends on that exchangeable share.

For a more complete description of the exchangeable shares, see “Information Concerning Newco Canada Exchangeco – Description of Exchangeable Shares of Newco Canada Exchangeco”.

Stock Exchange Listings

Spinco has been authorized to list the shares of Spinco common stock on the New York Stock Exchange. An application has been made to the Toronto Stock Exchange for listing of the common stock of Spinco, the exchangeable shares and the Class B common shares of Offerco. The Class B common shares will be listed and posted for trading on the Toronto Stock Exchange throughout the time they are issued and outstanding. Such shares, upon their issuance, will be immediately exchanged for exchangeable shares or shares of common stock of Spinco under the Arrangement. The proposed stock symbols for Spinco common stock and exchangeable shares are set forth below.

Class of Securities	NYSE Symbol	TSX Symbol
Spinco common stock	UFS	UFS
Exchangeable shares	N/A	UFX

Transaction Structure

The following diagrams illustrate the current structure of Domtar and Weyerhaeuser and their respective shareholders and the structure of Spinco and its subsidiaries following the combination (disregarding, in certain cases, intermediate subsidiaries). For a more complete description of the combination, please see “The Transactions”.

Current Structure of Weyerhaeuser and Domtar

Structure of Spinco and its subsidiaries following the Combination*

*	Immediately following the consummation of the combination, Spinco will be owned approximately 55% by Weyerhaeuser shareholders or former Weyerhaeuser shareholders and approximately 45% by former holders of Domtar common shares (including through their ownership of exchangeable shares), in each case on a fully diluted basis.

Dissent Rights

Holders of Domtar shares have the right to dissent from the Domtar securityholders resolution to be voted upon at the Domtar special meeting. Registered holders of Domtar common shares and Domtar preferred shares who properly exercise their dissent rights under the interim order issued by the Superior Court of Québec will be entitled to be paid the fair value of their Domtar shares. The dissent procedures require that a registered holder of Domtar shares who wishes to dissent must provide Domtar a dissent notice prior to 5:00 p.m. (Montréal time) on the business day preceding the Domtar special meeting. It is important that holders of Domtar shares strictly comply with this requirement, which is different from the statutory dissent provisions of the Canada Business Corporations Act, which would permit a dissent notice to be provided at or prior to the Domtar special meeting. Holders of Domtar shares who wish to dissent must also strictly comply with the other requirements of the dissent procedure. Domtar optionholders are not entitled to dissent rights unless they exercise their options and submit a dissent notice prior to this deadline. See “The Transactions – Dissenting Domtar Shareholder’s Rights”.

Accounting Treatment

The Contribution and Distribution

Spinco will record assets and liabilities received from Weyerhaeuser, Weyerhaeuser Company Limited or Weyerhaeuser Saskatchewan Ltd. at the amount that the assets and liabilities are carried on Weyerhaeuser’s consolidated financial statements. Neither the exchange of shares of Weyerhaeuser common stock for Spinco’s common stock in an exchange offer nor the distribution of Spinco’s common stock in a pro rata distribution, in and of themselves, will affect the financial condition or results of operations of Spinco.

The Arrangement

Spinco will account for the Arrangement using the purchase method of accounting, with Spinco being treated as the acquiring entity for accounting purposes. As a result, the assets and liabilities of Domtar will be recorded at their estimated fair values as of the date that the Arrangement occurs. The total purchase price is currently estimated based on the average market price of Domtar common shares and the average number of Domtar common shares that were outstanding for the five trading days beginning August 21, 2006 and ended August 25, 2006, plus other costs directly related to the Arrangement.

General

The estimate of the total purchase price for Domtar is for accounting purposes only and is not indicative of the price at which Spinco common stock will trade immediately after the consummation of the Arrangement or the value of Spinco common stock to be received by holders of Domtar common shares in connection with the Arrangement.

See “Unaudited Pro Forma Condensed Combined Financial Information of Spinco”, “Where You Can Find More Information” and the financial statements of Spinco and the Weyerhaeuser Fine Paper Business and the notes thereto included elsewhere in this document.

Financing

On August 22, 2006, Spinco, Domtar, J.P. Morgan Securities Inc., JPMorgan Chase Bank, N.A. and Morgan Stanley Senior Funding, Inc. entered into a commitment letter. The financing commitments provided for by the commitment letter are subject to customary conditions, including the absence of any state of facts, change, effect, condition, development, event or occurrence that has been or would reasonably be likely to be material and adverse to (a) the business, assets, properties, condition (financial or otherwise) or results of operations of Domtar and its subsidiaries or of Newco and its subsidiaries, in each case taken as a whole, or of their respective business, operations and affairs, subject to certain exceptions; or to (b) the ability of any of Domtar, Weyerhaeuser or Newco to perform their respective obligations under the Transaction Agreement or related documents or to consummate the Transactions. Spinco has agreed to pay J.P. Morgan Securities Inc., JPMorgan Chase Bank, N.A. and Morgan Stanley Senior Funding, Inc. certain fees in connection with the transactions contemplated by the commitment letter and has agreed to indemnify J.P. Morgan Securities Inc., JPMorgan Chase Bank, N.A., Morgan Stanley Senior Funding, Inc. and their respective affiliates against certain liabilities.

The commitment letter provides for a financing commitment of an aggregate amount of up to $2.775 billion, consisting of the following:

•	a five-year senior secured revolving credit facility to be available to Spinco, Newco and Domtar in a principal amount of $750 million, up to $350 million (or the Canadian dollar equivalent thereof) of which may be borrowed by Domtar; and

•	a three-month unsecured term loan facility to be available to Spinco in a principal amount of $1.35 billion, which, upon consummation of the Transactions, will be refinanced, in part, by a new seven-year senior secured term loan facility to be available to Spinco in an aggregate amount up to $1.7 billion, which may be increased at the option of Spinco by incremental loans to be available to Spinco and Domtar of up to $325 million to the extent necessary to refinance the existing accounts receivable securitization of Domtar and/or to redeem notes if tendered pursuant to a change of control offer with respect to Domtar’s $125 million 9.5% Debentures due August 2016.

Immediately prior to the Spinco Contribution, Spinco will draw down the three-month unsecured term loan facility to finance the $1.35 billion cash payment by Spinco to Weyerhaeuser as partial consideration for the Spinco Contribution. In connection with the consummation of the Transactions, the $1.35 billion three-month unsecured term loan facility will be refinanced by Spinco with (a) a portion of the net proceeds of a seven-year senior secured term loan facility, which is expected to be in a principal amount of approximately $800 million; and (b) cash on hand, including the net proceeds from the sale by Domtar in December, 2006 of its 50% interest in Norampac. The proceeds of the seven-year senior secured term loan facility will also be used to finance a portion of the Transactions, including fees, expenses and obligations related to or triggered by the Transactions. The five-year senior secured revolving credit facility, which is expected to provide for borrowings up to $750 million (up to $150 million (or the Canadian dollar equivalent thereof) of which will be made available to Domtar) may be used by Spinco, Newco and Domtar for working capital needs and for general corporate purposes, and a portion will be available for letters of credit and swingline loans. The seven-year senior secured term loan facility and the five-year senior secured revolving credit facility are referred to herein as “senior secured credit facilities.” See “Financing”.

Material Canadian and U.S. Federal Income Tax Considerations for Domtar Securityholders

Canada

Ogilvy Renault LLP has opined on the accuracy of the summary of certain material Canadian federal income tax considerations under the Income Tax Act (Canada) contained in this document.

Exchange of Domtar Shares.    The exchange of Domtar common shares for Class B common shares of Offerco will not generally be a taxable event, but the immediate exchange of such Class B common shares for exchangeable shares of Newco Canada Exchangeco (and ancillary rights) and/or common stock of Spinco, will generally be a taxable event to a Canadian resident shareholder. However, an eligible Canadian resident of Domtar common shares who exchanges the Class B common shares it receives in the Arrangement for consideration that includes exchangeable shares (and ancillary rights) and who makes a valid tax election with Newco Canada Exchangeco, may obtain a full or partial tax deferral (rollover) of any capital gain otherwise arising upon the exchange of those shares. A non-resident shareholder for which Domtar common shares and the

Class B common shares of Offerco are not “taxable Canadian property” will not be subject to tax under the Income Tax Act (Canada) on the disposition of those shares.

For more information, see “Material Income Tax Considerations – Material Canadian Federal Income Tax Considerations to Domtar Shareholders”.

Eligibility for Investment.    Provided that they are each listed on a prescribed stock exchange for the purposes of the Income Tax Act (Canada) (which currently includes the Toronto Stock Exchange and the New York Stock Exchange) at the time they are acquired, the Class B common shares, the exchangeable shares and shares of common stock of Spinco will be “qualified investments” for deferred income plans (such as registered retired savings plans, registered retirement income funds and deferred profit sharing plans) for Canadian income tax purposes.

Exchange of Domtar Stock Options

The exchange of Domtar stock options for options to acquire shares of common stock of Spinco will generally not be a taxable event to a Canadian resident holder of Domtar stock options who acquired such options in respect of employment.

For more information, see “Material Income Tax Considerations – Material Canadian Federal Income Tax Considerations to Domtar Optionholders”.

U.S.

The exchange of Domtar common shares pursuant to the Arrangement will generally be a taxable event for U.S. federal income tax purposes.

For more information, see “Material Income Tax Considerations – Material U.S. Federal Income Tax Considerations to Domtar Securityholders”.

Court Approval Will Be Required to Complete the Combination

Under the Canada Business Corporations Act, a Canadian court must approve the Arrangement set forth in the form of plan of arrangement. Prior to the mailing of this document, Domtar obtained an interim order from the Superior Court, District of Montréal, Province of Québec providing for the calling and holding of the Domtar special meeting and other procedural matters. Subject to the approval of the Domtar securityholders resolution at the Domtar special meeting, the hearing in respect of a final order approving the Arrangement is expected to take place on or about February 27, 2007, at 9:15 a.m. (Montréal time) in room 16.12 at the Montréal courthouse at 1 Notre Dame Street East, Montréal, Québec, Canada. The court will consider, among other things, the fairness and reasonableness of the Arrangement. The court may approve the Arrangement in any manner the court may direct, subject to compliance with such terms and conditions, if any, as the court deems fit.

For more information, see “The Transactions – Court Approval of the Arrangement and Completion of the Combination”.

Conditions to Closing

In addition to the approval of the Arrangement by Domtar securityholders, consummation of the Transactions is subject to customary closing conditions, including, among others:

•

the receipt of governmental approvals with respect to or the expiration or termination of any required waiting periods under (a) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), with respect to which the waiting period has already been terminated, (b) the Competition

Act (Canada), with respect to which a “no action” letter has been received from the Commissioner of Competition; and (c) the Investment Canada Act;

•	the effectiveness of certain filings with the SEC;

•	the final approval of the Arrangement by the Superior Court of Québec;

•	the receipt by Weyerhaeuser of a favourable ruling from the U.S. Internal Revenue Service (the “IRS”);

•	the receipt by Weyerhaeuser of a tax opinion from Cravath, Swaine & Moore LLP, Weyerhaeuser’s outside counsel;

•	entry into the credit facilities described under “Financing” and the receipt of the proceeds of a three-month unsecured term loan facility in a principal amount of $1.35 billion;

•	the approval for listing of the shares of common stock of Spinco on the New York Stock Exchange, which approval has been received;

•	the approval for listing of the exchangeable shares of Newco Canada Exchangeco on the Toronto Stock Exchange and the acceptance by the Toronto Stock Exchange that the Class B common shares of Offerco will, upon issuance, be listed and posted for trading;

•	the absence of any condition or event that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on Domtar or the Weyerhaeuser Fine Paper Business;

•	the representations and warranties of each of Weyerhaeuser and Domtar that are qualified as to materiality or material adverse effect being true and correct and those not so qualified being true and correct in all material respects, as of the date of the Transaction Agreement and as of the closing; and

•	the parties having performed in all material respects their respective obligations under the Transaction Agreement.

For more information, see “The Transactions – Conditions to the Transactions” and “The Transaction Agreement – Conditions to the Consummation of the Transactions”.

Non-Solicitation; Superior Proposal; Break-Up Fee

Subject to certain exceptions, Domtar has agreed in the Transaction Agreement that it will not solicit offers by any third parties to effect a business combination with any third party. The Transaction Agreement also provides for certain procedures regarding any acquisition proposals that may be made by third parties and for the payment by Domtar of a $62 million break-up fee to Weyerhaeuser in the event the combination is not completed under certain circumstances. See “The Transaction Agreement – Non-Solicitation; Superior Proposal; Break-Up Fee”.

Regulatory Matters

With respect to antitrust review of the Transactions, on October 18, 2006 the U.S. Department of Justice granted early termination of the waiting period under the HSR Act. In Canada, the applicable statutory waiting period under the Competition Act (Canada) ended November 1, 2006, and on December 29, 2006, the Commissioner of Competition provided clearance in the form of a “no action” letter indicating that there were no grounds to challenge the combination at this time.

An application for review under the Investment Canada Act was filed on November 10, 2006 and review of the transaction in terms of its net benefit to Canada is ongoing by the Investment Review Division of Industry Canada.

For more information, see “The Transactions – Regulatory Matters”.

Termination

The Transaction Agreement may be terminated by the mutual written consent of each party thereto. Additionally, either Weyerhaeuser or Domtar may terminate the Transaction Agreement in the following circumstances:

•	if the Transactions have not been consummated on or before August 21, 2007, unless the failure to consummate the Transactions is the result of a material breach of the Transaction Agreement, the Contribution and Distribution Agreement or certain other agreements contemplated thereby by the party seeking to terminate the Transaction Agreement;

•	if Domtar has failed to obtain the required vote at the Domtar special meeting;

•	if any law has been passed that makes consummation of the Transactions illegal or otherwise prohibited or if any injunction, order or decree enjoining Weyerhaeuser or Domtar from consummating the Transactions has been entered that has become final and non-appealable; or

•	if any condition to the obligation of such party to consummate the Transactions has become incapable of satisfaction prior to August 21, 2007, unless the failure of that condition is the result of a breach of the Transaction Agreement, the Contribution and Distribution Agreement or certain other agreements contemplated thereby by the party seeking to terminate the Transaction Agreement.

In addition, Domtar and Weyerhaeuser can terminate the Transaction Agreement in specified circumstances prior to the Effective Time, including Domtar’s ability to terminate the Transaction Agreement in order to enter into a definitive written agreement with respect to a superior proposal, subject to certain conditions, including paying to Weyerhaeuser the break-up fee described above under “ – Non-Solicitation; Superior Proposal; Break-Up Fee”. For more information, see “The Transaction Agreement – Termination”.

Expenses

The Transaction Agreement provides that all fees and expenses incurred in connection with the Transactions will be paid by the party incurring such fees or expenses, provided, that in the event the Transactions are consummated, Spinco will reimburse Weyerhaeuser for (a) all fees and expenses incurred in connection with the financing described above under “– Financing”; (b) up to 50% of all fees and expenses incurred in connection with the separation of certain facilities that will be owned in part by Weyerhaeuser or its subsidiaries and in part by Spinco or its subsidiaries after the Effective Time; and (c) up to an amount of $28 million of all fees and expenses incurred in connection with the Transactions. The Transaction Agreement also provides that Weyerhaeuser and Spinco will each be responsible for 50% of the capital expenditures and one-time start-up expenses incurred by either party in connection with the actions required to separate certain facilities. In addition, the tax sharing agreement provides that all transfer taxes incurred in connection with the Transactions will be paid by Spinco. See “The Transaction Agreement – Expenses”.

The Domtar Special Meeting

Domtar will hold a special meeting of Domtar securityholders on February 26, 2007, at 10:00 a.m. (Montréal time) at Centre Mont-Royal (Salon Mont-Royal) 2200 Mansfield Street, Montréal, Québec. At the Domtar special meeting, in accordance with an interim order of the Superior Court of Québec dated January 26, 2007, Domtar securityholders will be asked to consider and vote upon the Domtar securityholders resolution to approve the Arrangement under section 192 of the Canada Business Corporations Act to effect the combination of Domtar and Weyerhaeuser Fine Paper Business. See “Special Meeting of Domtar Securityholders”.

Domtar securityholder approvals will be required to complete the combination

Each holder of Domtar shares and Domtar stock options as of the close of business on January 27, 2007 is entitled to one vote per Domtar share and one vote per Domtar stock option on any matter to be considered at the Domtar special meeting. The required approvals for the Domtar securityholders resolution to approve the Arrangement are (a) 66 2/3% of the votes cast at the Domtar special meeting by Domtar securityholders present in person or by proxy; and (b) 66 2/3% of the votes cast at the Domtar special meeting by holders of Domtar common shares and Domtar preferred shares present in person or by proxy, excluding: (i) holders of Domtar stock options; (ii) holders of Domtar common shares that are pledged to secure loans provided pursuant to the Domtar Executive Stock Option and Share Purchase Plan; and (iii) holders of Domtar common shares who also hold Domtar stock options.

Ownership of Securities of Directors and Executive Officers of Domtar

As of January 22, 2007, directors and executive officers of Domtar and their affiliates beneficially owned (or exercised control over) and had the right to vote:

•	651,832 Domtar common shares, representing approximately 0.28% of such shares outstanding on such date; and

•	1,696,396 Domtar stock options representing approximately 39% of the Domtar stock options outstanding on such date.

See “Special Meeting of Domtar Securityholders – Record Date, Entitlement to Vote and Principal Holders of Domtar Securities”.

Risk Factors

There are certain risks that should be considered by Domtar securityholders in evaluating whether to approve the combination. Some of these risks relate principally to Spinco’s business and the industry in which it will operate, while others relate principally to the Transactions and the combination. The remaining risks relate principally to the securities markets generally and the ownership of common stock of Spinco and exchangeable shares of Newco Canada Exchangeco. These risks include:

•	the pulp, paper and wood product industries are highly cyclical. Fluctuations in the prices of and the demand for the Combined Company’s products could result in smaller profit margins and lower sales volumes;

•	some of the Combined Company’s products are vulnerable to long-term declines in demand due to competing technologies or materials;

•	the Combined Company will face intense competition in its markets, and the failure to compete effectively would have a material adverse effect on its business, financial condition and results of operations;

•	the Combined Company’s manufacturing businesses may have difficulty obtaining wood fibre at favourable prices, or at all;

•	an increase in the cost of the Combined Company’s purchased energy or chemicals would lead to higher manufacturing costs, thereby reducing its margins;

•	the Combined Company could experience disruptions in operations and/or increased labour costs due to labour disputes;

•	the Combined Company will rely heavily on a small number of significant customers, including one customer that represented approximately 12% of the Combined Company’s pro forma fiscal 2005 sales revenues. A loss of any of these significant customers could materially adversely affect the Combined Company’s business, financial condition or results of operations;

•	a material disruption at one of the Combined Company’s manufacturing facilities could prevent it from meeting customer demand, reduce its sales and/or negatively impact its net income;

•	the Combined Company’s operations require substantial capital, and it may not have adequate capital resources to provide for all of its capital requirements. On a pro forma basis, it is estimated that the Combined Company spent approximately $135 million on capital expenditures during 2006, and such expenditures could increase in the future;

•	the Combined Company could incur substantial costs as a result of compliance with, violations of or liabilities under applicable environmental laws and regulations. On a pro forma basis, it is estimated that the Combined Company incurred approximately $51 million in expenditures in connection with environmental compliance and remediation during 2005, and such expenditures could increase in the future;

•	the Combined Company will be affected by changes in currency exchange rates;

•	the Combined Company may be required to pay significant lumber export taxes and/or countervailing and antidumping duties;

•	the Combined Company will depend on third parties for transportation services;

•	the transition services to be provided by Weyerhaeuser may be difficult for the Combined Company to replace without operational problems and additional costs;

•	following its separation from Weyerhaeuser, Spinco may experience increased costs resulting from decreased purchasing power, which could decrease its overall profitability;

•	the Combined Company has net liabilities with respect to its pension plans and the actual cost of its pension plan obligations could exceed current provisions. On a pro forma basis, as of September 24, 2006, the Combined Company’s defined benefit plans were underfunded by an aggregate of $251 million on a going concern basis;

•	the price of Spinco’s common stock and exchangeable shares of Newco Canada Exchangeco may be volatile;

•	you will not receive dividends for the foreseeable future;

•	dividends paid with respect to exchangeable shares of Newco Canada Exchangeco may be subject to U.S. withholding tax notwithstanding the fact that the exchangeable shares are issued by a Canadian corporation;

•	Delaware law, Spinco’s charter documents, Spinco’s rights agreement and the indemnity provisions under Spinco’s tax sharing agreement may impede or discourage a takeover of Spinco that you may consider favourable;

•	the requirements associated with Spinco being a public company in the U.S. will require significant company resources and management attention;

•	Spinco may not realize the anticipated synergies, cost savings and growth opportunities from the Transactions;

•	the integration of the Weyerhaeuser Fine Paper Business and the Domtar business following the Transactions may present significant challenges to the Combined Company’s management which could cause its management to fail to respond effectively to the increasing forms of competition facing the Combined Company’s business;

•	Spinco expects that Spinco and Domtar will incur significant costs related to the Transactions that could have a material adverse effect on Spinco’s cash flows and operating results;

•	Spinco may not be able to generate sufficient cash flows to meet its debt service obligations;

•	Spinco’s substantial indebtedness, which would have been approximately $2.6 billion on a pro forma basis as of September 24, 2006, could adversely affect its financial condition and impair its ability to operate its business;

•	the terms of Spinco’s senior secured credit facilities and Domtar’s existing indebtedness will restrict Spinco’s ability to pursue its business strategies and operate its business;

•	the historical financial information of the Weyerhaeuser Fine Paper Business may not be representative of its results if it had been operated independently of Weyerhaeuser and, as a result, may not be a reliable indicator of its future results;

•	sales of Spinco’s common stock after the Transactions may negatively affect the market price of Spinco’s common stock and the exchangeable shares of Newco Canada Exchangeco;

•	regulatory agencies may delay or impose conditions on approval of the Transactions, which may diminish the anticipated benefits of the Transactions;

•	aboriginal interests may delay or result in challenges to the transfer of certain forest licences and forest management agreements;

•	Spinco may be affected by significant restrictions following the Transactions in order to avoid significant tax-related liabilities;

•	a third party may seek an increase in consideration from Domtar under an existing contract in connection with the Transactions;

•	the trading prices of the exchangeable shares of Newco Canada Exchangeco and common stock of Spinco may not reflect equivalent values; and

•	former Domtar shareholders who receive exchangeable shares of Newco Canada Exchangeco will experience a delay in receiving shares of common stock of Spinco from the date that they request an exchange, which may affect the value of the shares the holder receives in an exchange.

See “Risk Factors” for more information.

Summary Historical and Pro Forma Financial Data

The following summary financial information concerns Spinco and Domtar. This information is derived from the audited and unaudited financial statements of the Weyerhaeuser Fine Paper Business and Domtar for the periods presented. This information is only a summary and you should read it in conjunction with the financial information included in this document or filed by Domtar with the Canadian securities regulatory authorities and the SEC. See “Where You Can Find More Information”, “Selected Historical Combined Financial Data of Spinco”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Spinco”, “Unaudited Pro Forma Condensed Combined Financial Information of Spinco” and the financial statements of Spinco and the Weyerhaeuser Fine Paper Business and the notes thereto included elsewhere in this document.

Summary Historical Combined Financial Data of Spinco

Spinco is a newly formed holding company organized for the sole purpose of indirectly holding the Weyerhaeuser Fine Paper Business and consummating the Arrangement with Domtar. This document describes Spinco as if it held the Weyerhaeuser Fine Paper Business (indirectly through Newco) for all periods and dates presented but not as if it held the Domtar business. The following combined balance sheet data of Spinco as of the last Sunday of December 2005 and 2004 and the combined statement of operations data for each of the fiscal years ended the last Sunday of December 2005, 2004 and 2003 have been derived from the audited financial statements of the Weyerhaeuser Fine Paper Business. The combined balance sheet data of Spinco as of the last Sunday of December 2003, 2002 and 2001 and the combined statement of operations data for the fiscal years ended the last Sunday of December 2002 and 2001 have not been audited. The combined balance sheet data of Spinco as of the last Sunday of September 2006 and 2005 and the combined statement of operations data for the thirty-nine week periods then ended have been derived from the Weyerhaeuser Fine Paper Business’ unaudited financial statements. This information is only a summary and you should read the table below in conjunction with “Selected Historical Combined Financial Data of Spinco”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Spinco” and the financial statements of Spinco and the Weyerhaeuser Fine Paper Business and the notes thereto included elsewhere in this document.

	Thirty-Nine Weeks Ended,		Year Ended,
U.S. GAAP/U.S. dollar	September 24, 2006	September 25, 2005	December 25, 2005	December 26, 2004	December 28, 2003	December 29, 2002	December 30, 2001
(Dollars in millions)	(Unaudited)	(Unaudited)				(Unaudited)	(Unaudited)
Combined Statement of Operations Data:
Sales	$2,433	$2,456	$3,267	$3,026	$2,854	$2,801	$1,525
Charges for restructuring, closure of facilities, and goodwill impairment	766	4	538	17	24	—	—
Operating income (loss)	(711)	7	(578)	(41)	(96)	69	(34)
Net income (loss)	(718)	9	(478)	(17)	(67)	57	(17)

	September 24, 2006	September 25, 2005	December 25, 2005	December 26, 2004	December 28, 2003	December 29, 2002	December 30, 2001
	(Unaudited)	(Unaudited)			(Unaudited)	(Unaudited)	(Unaudited)
Combined Balance Sheet Data:
Total assets	$4,073	$5,549	$4,970	$5,565	$5,649	$5,590	$2,426
Long-term obligations	30	24	22	27	32	37	—
Business Unit equity	2,957	4,194	3,773	4,261	4,316	4,303	1,257

Summary Selected Historical Financial Data of Domtar

The following summary historical financial information of Domtar for each of the fiscal years in the five year period ended December 31, 2005 and the financial data as of September 30, 2006 and 2005 and for the nine-month periods then ended has been derived from the consolidated financial statements of Domtar. This information is only a summary and should be read in conjunction with the restated financial statements of Domtar and the notes thereto and the Management’s Discussion and Analysis for the year ended December 31, 2005 filed with the Canadian securities regulatory authorities and the SEC on December 15, 2006 and for the period ended September 30, 2006 filed with the Canadian securities regulatory authorities and the SEC on October 31, 2006, in each case as amended by filings made by Domtar with the Canadian securities regulatory authorities and the SEC on January 26, 2007. See “Where You Can Find More Information”.

Effective in the second quarter of 2006, Domtar has presented its Vancouver paper mill as a discontinued operation and as assets held for sale in its consolidated financial statements pursuant to the Canadian Institute of Chartered Accountants (CICA) Handbook, Section 3475, Disposal of Long-lived Assets and Discontinued Operations under Canadian accounting rules and to Financial Accounting Standards Board Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“FAS No. 144”) under U.S. accounting rules. In accordance with the relevant accounting and SEC requirements, Domtar has restated its historical financial statements for each of the fiscal years in the five year period ended December 31, 2005 and the related Management’s Discussion and Analysis for each of the fiscal years ended December 31, 2005, December 31, 2004 and December 31, 2003 to present the Vancouver paper mill as a discontinued operation. This reclassification has no effect on Domtar’s reported net earnings; “Earnings (loss) from continuing operations” and “Loss from discontinued operations” are presented as new lines in the statement of earnings and “Assets held for sale” is presented as a new line item on the balance sheet. Domtar’s restated financial statements for the fiscal years ended December 31, 2002 and 2001 are not audited. See “Where You Can Find More Information”.

Domtar’s historical financial information reflects Domtar’s ownership of a 50% equity interest in Norampac. Under Canadian GAAP, Domtar’s financial statements include 50% of each item in Norampac’s financial statements and present Norampac as a separate segment. Under US GAAP, Domtar’s financial statements present this interest as an equity investment. On December 29, 2006, Domtar sold its interest in Norampac to Cascades Inc., for a cash consideration of Cdn.$560 million (the U.S. dollar equivalent of which is $480.6 million at an exchange rate of 1.1653 Canadian dollars per U.S. dollar, the noon buying rate of the Bank of Canada on December 29, 2006). See “Business of Domtar” and “Where You can Find More Information”.

CANADIAN GAAP/ Cdn.$	Nine Months Ended September 30,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
(Dollars in millions, except per share data)	(Unaudited)	(Unaudited)	(Restated)	(Restated)	(Restated)	(Unaudited/ Restated)	(Unaudited/ Restated)
Consolidated Statement of Earnings Data:
Sales	$3,527	$3,743	$4,880	$5,029	$5,039	$5,792	$4,569
Net earnings (loss) from continuing operations	13	(29)	(307)	(24)	(158)	138	148
Net earnings (loss)	5	(40)	(388)	(42)	(193)	141	140
Net earnings (loss) per share from continuing operations – basic and diluted	0.05	(0.13)	(1.34)	(0.10)	(0.70)	0.60	0.76
Net earnings (loss) per share – basic	0.02	(0.18)	(1.69)	(0.19)	(0.86)	0.62	0.72
Net earnings (loss) per share – diluted	0.02	(0.18)	(1.69)	(0.19)	(0.86)	0.61	0.72

	As at September 30,		As at December 31,
	2006	2005	2005	2004	2003	2002	2001
	(Unaudited)	(Unaudited)	(Restated)	(Restated)	(Unaudited/ Restated)	(Unaudited/ Restated)	(Unaudited/ Restated)
Consolidated Balance Sheet Data:
Total assets	$4,881	$5,519	$5,192	$5,681	$5,848	$6,847	$7,055
Total long-term debt (including current portion, excluding capital leases)	2,080	2,060	2,248	2,023	2,048	2,503	2,910
Shareholders’ equity	1,596	1,951	1,609	2,046	2,168	2,554	2,426

Domtar’s consolidated financial statements are prepared in accordance with Canadian GAAP, unless otherwise indicated, which differs from U.S. GAAP in certain significant respects. The following provides Domtar’s consolidated financial information as reconciled to U.S. GAAP and translated from Canadian dollars to U.S. dollars for the periods presented. This information should be read in connection with the discussion of the principal differences between Canadian GAAP and U.S. GAAP as well as the reconciliation and other financial information provided in note 25 to Domtar’s restated consolidated financial statements for the year ended December 31, 2005 filed with the Canadian securities regulatory authorities and the SEC on December 15, 2006 and Domtar’s U.S. GAAP reconciliation for the nine months ended September 30, 2006 filed with the Canadian securities regulatory authorities on November 20, 2006 and with the SEC on November 22, 2006, in each case as amended by filings made by Domtar with the Canadian securities regulatory authorities and the SEC on January 26, 2007.

The consolidated earnings and consolidated balance sheets are expressed in Canadian dollars and, solely for the convenience of the reader, the consolidated earnings and consolidated balance sheet for each of the fiscal years in the five year period ended December 31, 2005, the financial data as of September 30, 2006 and 2005 and for the nine-month periods then ended and the tables of certain related notes, have been translated into U.S. dollars using the period end rate for the balance sheet and the average of the monthly average rates during the period for the statement of earnings, as set forth in the note to the table below. This translation should not be construed as an application of the recommendations relating to the accounting for foreign currency translation, but rather as supplemental information for the reader. The pro forma financial information with respect to the Combined Company contained in this document was prepared using Domtar’s U.S. GAAP/U.S. dollar results as derived by the reconciliations and transactions described above.

U.S. GAAP/ U.S. dollar(1)	Nine Months Ended September 30,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
(Dollars in millions, except per share data)	(Unaudited)	(Unaudited)	(Restated)	(Restated)	(Restated)	(Unaudited/ Restated)	(Unaudited/ Restated)
Consolidated Statement of Earnings Data:
Sales	$2,672	$2,657	$3,498	$3,372	$3,183	$3,237	$2,563
Net earnings (loss) from continuing operations	(4)	(33)	(332)	(45)	(86)	166	61
Net earnings (loss)	(11)	(41)	(414)	(58)	(109)	139	54
Net earnings (loss) per share from continuing operations – basic and diluted	(0.03)	(0.15)	(1.44)	(0.19)	(0.38)	0.73	0.32
Net earnings (loss) per share – basic	(0.05)	(0.18)	(1.81)	(0.26)	(0.49)	0.61	0.28
Net earnings (loss) per share – diluted	(0.05)	(0.18)	(1.81)	(0.26)	(0.49)	0.60	0.28

	As at September 30,		As at December 31,
	2006	2005	2005	2004	2003	2002	2001
	(Unaudited)	(Unaudited)	(Restated)	(Restated)	(Unaudited/ Restated)	(Unaudited/ Restated)	(Unaudited/ Restated)
Consolidated Balance Sheet Data:
Total assets	$4,070	$4,644	$4,172	$4,554	$4,384	$4,202	$4,279
Total long-term debt (including current portion, excluding capital leases)	1,691	1,621	1,741	1,534	1,437	1,452	1,702
Shareholders’ equity	1,389	1,771	1,348	1,849	1,801	1,690	1,570

(1)	The following table sets forth, for each period indicated, for one U.S. dollar expressed in Canadian dollars, the exchange rate at the end of the period and the average of the monthly average rates during the period, based on the Bank of Canada noon rate:

	Nine Months Ended September 30,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
Period end	1.1153	1.1611	1.1659	1.2036	1.2924	1.5796	1.5926
Average	1.1327	1.2241	1.2114	1.3015	1.4015	1.5704	1.5485

Summary Unaudited Condensed Combined Pro Forma Financial Data and Pro Forma Per Share Data of Spinco

The summary below sets forth summary unaudited condensed combined pro forma financial data for Spinco after giving effect to the Transactions, including the Arrangement with Domtar and Domtar’s disposition of its equity interest in Norampac, for the periods indicated. The unaudited pro forma combined per share data for Spinco presented below for the fiscal year ended December 25, 2005 and for the thirty-nine weeks ended September 24, 2006 combines certain per share financial data of Spinco and Domtar. Because holders of Domtar common shares will own, immediately following the Arrangement, one share of common stock of Spinco (or one exchangeable share of Newco Canada Exchangeco, which is exchangeable for one share of common stock of Spinco) for each Domtar common share they owned immediately prior to the Arrangement, the pro forma equivalent data for Domtar will be the same as the corresponding pro forma combined per share data for Spinco. The following pro forma financial data was prepared using Domtar’s U.S. GAAP/U.S. dollar results as described above under “– Summary Selected Historical Financial Data of Domtar”. The following table should be read together with the financial statements and accompanying notes of Spinco, the Weyerhaeuser Fine Paper Business and Domtar included in this document or in the documents described under “Where You Can Find More Information” and the unaudited pro forma condensed combined financial information and accompanying notes set forth under the heading “Unaudited Pro Forma Condensed Combined Financial Information of Spinco” in this document. The pro forma amounts in the table below are presented for illustrative purposes only and do not indicate what the financial position or the results of operations of Spinco and the Weyerhaeuser Fine Paper Business would have been had the Transactions and the Norampac disposition occurred as of the dates or for the periods presented. The pro forma amounts also do not indicate what the financial position or future results of operations of Spinco and the Weyerhaeuser Fine Paper Business will be. No adjustment has been included in the pro forma amounts for any anticipated cost savings or other synergies. See “Unaudited Pro Forma Condensed Combined Financial Information of Spinco”.

	Thirty-Nine Weeks Ended September 24, 2006	Year Ended December 25, 2005
(Dollars in millions, except per share data)	(Unaudited)	(Unaudited)
Sales	$5,076	$6,714
Net loss from continuing operations	(785)	(723)
Net loss from continuing operations per share – basic and diluted	(1.54)	(1.42)
Book value per share	5.96	N/A
Dividends per share	—	—
Total assets	7,719	N/A
Total long-term debt	2,560	N/A
Shareholders’ equity	3,035	N/A

Historical Per Share Data, Market Price and Dividend Data

The pro forma per share data of Spinco is included above in “– Summary Unaudited Condensed Combined Pro Forma Financial Data and Pro Forma Per Share Data of Spinco”. Historical per share data and market price data for Spinco has not been presented as the Weyerhaeuser Fine Paper Business is currently operated by Weyerhaeuser and there is no established trading market in Spinco common stock. Shares of Spinco common stock do not currently trade separately from Weyerhaeuser common shares.

Domtar common shares currently trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “DTC”. On August 22, 2006, the last trading day before the announcement of the combination, the last sale price of Domtar common shares reported by the Toronto Stock Exchange was Cdn.$7.65. On January 22, 2007, the last sale price of Domtar common shares reported by the Toronto Stock Exchange was Cdn.$9.53. Because holders of Domtar common shares will own, immediately following the Arrangement, one share of Spinco common stock (or one exchangeable share of Newco Canada Exchangeco, which is exchangeable for one share of Spinco common stock) for each Domtar common share they owned immediately prior to the Arrangement, Spinco expects but cannot assure that the market price data for Spinco immediately after the consummation of the Transactions will be substantially similar to the market price data for Domtar immediately prior to the consummation of the Transactions. The following table sets forth the high and low closing sale prices of Domtar common shares for the periods indicated. The quotations are as reported in published financial sources. For current price information, Domtar shareholders are urged to consult publicly available sources.

	Domtar Inc. Common Stock
	High	Low
(Canadian Dollars)
Calendar Year Ended December 31, 2004
First Quarter	$16.80	$14.50
Second Quarter	17.70	15.28
Third Quarter	17.43	15.20
Fourth Quarter	15.99	13.80
Calendar Year Ended December 31, 2005
First Quarter	14.52	9.90
Second Quarter	10.75	8.90
Third Quarter	9.50	7.46
Fourth Quarter	7.73	4.75
Calendar Year Ended December 31, 2006
First Quarter	8.30	5.50
Second Quarter	8.70	6.35
Third Quarter	7.85	6.42
Fourth Quarter	9.85	6.70
Calendar Year Ended December 31, 2007
First Quarter (through January 22, 2007)	10.00	9.28

Domtar has not paid a dividend on its common shares since October 2005, and Spinco does not intend to pay a dividend on the shares of Spinco common stock for the foreseeable future. See “The Transactions – Dividend Policy”.

RISK FACTORS

You should carefully consider each of the following risks and all of the other information contained in this document. Some of the risks described below relate principally to Spinco’s business and the industry in which it will operate, while others relate principally to the Transactions, including Spinco’s separation from Weyerhaeuser and the combination of Spinco’s business with Domtar. The remaining risks relate principally to the securities markets generally and ownership of common stock of Spinco and exchangeable shares of Newco Canada Exchangeco. By voting in favour of the Arrangement, holders of Domtar common shares and Domtar stock options will be choosing to invest in Spinco common stock or in exchangeable shares of Newco Canada Exchangeco, which are exchangeable for Spinco common stock.

Risks Related to Spinco’s Industries and Business after the Consummation of the Transactions

The pulp, paper and wood product industries are highly cyclical. Fluctuations in the prices of and the demand for the Combined Company’s products could result in smaller profit margins and lower sales volumes.

The pulp, paper and wood product industries are highly cyclical. Historically, economic and market shifts, fluctuations in capacity and changes in foreign currency exchange rates have created cyclical changes in prices, sales volume and margins for the Combined Company products. The length and magnitude of industry cycles have varied over time and by product, but generally reflect changes in macroeconomic conditions and levels of industry capacity. Most of the Combined Company’s paper products will be commodities that are widely available from other producers. Even the Combined Company’s non-commodity products, such as value-added papers, are susceptible to commodity dynamics. Because commodity products have few distinguishing qualities from producer to producer, competition for these products is based primarily on price, which is determined by supply relative to demand.

The overall levels of demand for the products the Combined Company will manufacture and distribute, and consequently its sales and profitability, reflect fluctuations in levels of end-user demand, which depend in part on general macroeconomic conditions in North America and worldwide, as well as competition from electronic substitution. See “– Some of the Combined Company’s products are vulnerable to long-term declines in demand due to competing technologies or materials”. For example, demand for cut-size office paper may fluctuate with levels of white-collar employment. Demand for many of such products was materially and negatively impacted by the global economic downturn, among other things, in the early part of this decade, and it is expected that the Combined Company will be sensitive to such downturns in the future.

Industry supply of pulp, paper and wood products is also subject to fluctuation, as changing industry conditions can influence producers to idle or permanently close individual machines or entire mills. In addition, to avoid substantial cash costs in connection with idling or closing a mill, some producers will choose to continue to operate at a loss, sometimes even a cash loss, which could prolong weak pricing environments due to oversupply. Over-supply can also result from producers introducing new capacity in response to favourable short-term pricing trends.

Industry supply of pulp, paper and wood products is also influenced by overseas production capacity, which has grown in recent years and is expected to continue to grow. While the weakness of the U.S. dollar has mitigated the levels of imports in recent years, imports of pulp, paper and wood products from overseas may increase putting downward pressure on prices.

As a result, prices for all of the Combined Company’s products are driven by many factors outside of its control, and it will have little influence over the timing and extent of price changes, which are often volatile. Because market conditions beyond the Combined Company’s control determine the prices for its commodity products, the price for any one or more of these products may fall below its cash production costs, requiring it to either incur cash losses on product sales or cease production at one or more of its manufacturing facilities. Therefore, the Combined Company’s profitability with respect to these products depends on managing its cost structure, particularly wood fibre, chemical and energy costs, which represent the largest components of its operating costs and can fluctuate based upon factors beyond its control, as described below. If the prices of or demand for its products decline, or if its wood fibre, chemical or energy costs increase, or both, its sales and profitability could be materially and adversely affected.

Some of the Combined Company’s products are vulnerable to long-term declines in demand due to competing technologies or materials.

The Combined Company’s business will compete with electronic transmission and document storage alternatives, as well as with paper grades it will not produce, such as uncoated groundwood. As a result of such competition, both the Weyerhaeuser Fine Paper Business and Domtar have experienced decreased demand for some of their existing pulp and paper products. As the use of these alternatives grows, demand for pulp and paper products is likely to further decline. Moreover, demand for some of the Combined Company’s wood products may decline if customers purchase alternatives from other sources.

The Combined Company will face intense competition in its markets, and the failure to compete effectively would have a material adverse effect on its business, financial condition and results of operations.

The Combined Company will compete with both U.S. and Canadian paper producers and, for many of its product lines, global producers, some of which may have greater financial resources and lower production costs than the Combined Company. The principal basis for competition is selling price. The Combined Company’s ability to maintain satisfactory margins depends in large part on its ability to control costs. There can be no assurance that the Combined Company will be able to compete effectively and maintain current levels of sales and profitability. If the Combined Company is unable to compete effectively, such failure would have a material adverse effect on its business, financial condition and results of operations.

The Combined Company’s manufacturing businesses may have difficulty obtaining wood fibre at favourable prices, or at all.

Wood fibre will be the principal raw material used by the Combined Company, comprising, on a pro forma basis, approximately 20% of the aggregate amount of materials, labour and other operating expenses and fibre costs for its business during 2005. Wood fibre is a commodity, and prices historically have been cyclical. The primary source for wood fibre is timber. Environmental litigation and regulatory developments have caused, and may cause in the future, significant reductions in the amount of timber available for commercial harvest in the U.S. and Canada. In addition, future domestic or foreign legislation and litigation concerning the use of timberlands, the protection of endangered species, the promotion of forest health and the response to and prevention of catastrophic wildfires could also affect timber supplies. Availability of harvested timber may further be limited by fire, insect infestation, disease, ice storms, wind storms, flooding and other natural and man made causes, thereby reducing supply and increasing prices. Wood fibre pricing is subject to regional market influences, and the Combined Company’s cost of wood fibre may increase in particular regions due to market shifts in those regions. Any sustained increase in wood fibre prices would increase the Combined Company’s operating costs, and the Combined Company may be unable to increase prices for its products in response to increased wood fibre costs due to additional factors affecting the demand or supply of these products.

The Province of Québec adopted legislation, which became effective April 1, 2005, that reduced allowable wood-harvesting volumes by an average of 20% on public lands and 25% on territories covered by an agreement between the Government of Québec and the Cree First Nations. As a result, the amount of fibre, primarily softwood fibre, the Combined Company is permitted to harvest annually, under its existing licenses from the Québec government, was reduced by approximately 500,000 cubic meters or 21%. This affects the supply of fibre for the Combined Company’s Northern Québec softwood sawmill and market pulp operations. Spinco is currently working on finding solutions such as obtaining alternate sources of fibre. The reduction in harvest volume results in a corresponding increase in the unit cost of wood delivered to the sawmills. As a result of the impact of the strength of the Canadian dollar against the U.S. dollar, low lumber prices and other factors, these operations have been shut down and the facilities relating to such operations have been closed indefinitely. There is no assurance that access to fibre will continue at the same levels achieved in the past. The cost of softwood fibre and the availability of wood chips may be affected.

Historically, Weyerhaeuser provided, on average, approximately 50% of the wood fibre requirements for the Weyerhaeuser Fine Paper Business, which would be approximately 19% of the Combined Company’s wood fibre requirements. The Combined Company expects to obtain its future wood fibre requirements in part by harvesting timber pursuant to its forest licenses and forest management agreements, in part by purchasing wood fibre from Weyerhaeuser pursuant to the fibre and pulp supply agreements to be entered into in connection with the Transactions and in part by purchasing wood fibre from third parties. If the Combined Company’s cutting rights pursuant to its forest licenses or forest management agreements are reduced or if Weyerhaeuser or any third-party supplier of wood fibre stops selling or is unable to sell wood fibre to the Combined Company, its financial condition and operating results would suffer. See “Spinco’s Relationship With Weyerhaeuser After the Transactions – Supply Agreements”. See also “– Risks Related to the Transactions – Aboriginal interests may delay or result in challenges to the transfer of certain forest licenses and forest management agreements”.

An increase in the cost of the Combined Company’s purchased energy or chemicals would lead to higher manufacturing costs, thereby reducing its margins.

The Combined Company’s operations will consume substantial amounts of energy such as electricity, natural gas, fuel oil, coal and hog fuel (wood waste). Energy comprised, on a pro forma basis, approximately 7% of the aggregate amount of materials, labour and other operating expenses and fibre costs for the Combined Company’s business during 2005. Energy prices, particularly for electricity, natural gas and fuel oil, have been volatile in recent years and currently exceed historical averages. Moreover, following the Distribution, the Weyerhaeuser Fine Paper Business will no longer benefit from Weyerhaeuser’s company-wide hedging program for energy prices. As a result, fluctuations in energy prices will impact the Combined Company’s manufacturing costs and contribute to earnings volatility. While the Combined Company will purchase substantial portions of its energy under supply contracts, many of these contracts will be based on market pricing.

Other raw materials the Combined Company will use include various chemical compounds, such as precipitated calcium carbonate, sodium chlorate and sodium hydroxide, dyes, resins and adhesives. Purchases of chemicals comprised, on a pro forma basis, approximately 10% of the aggregate amount of materials, labour and other operating costs and fibre costs for the Combined Company’s business during 2005. The costs of these chemicals have been volatile historically, and are influenced by capacity utilization, energy prices and other factors beyond the Combined Company’s control.

For the Combined Company’s commodity products, the relationship between industry supply and demand for these products, rather than changes in the cost of raw materials, will determine its ability to increase prices. Consequently, the Combined Company may be unable to pass increases in its operating costs to its customers. Any sustained increase in chemical or energy prices without any corresponding increase in product pricing would reduce its operating margins and potentially require it to limit or cease operations of one or more of its machines.

The Combined Company could experience disruptions in operations and/or increased labour costs due to labour disputes.

Employees at 44 of the Combined Company’s facilities are covered by collective bargaining agreements, generally on a facility-by-facility basis, which will need to be renegotiated from time to time. As is the case with any negotiation, the Combined Company may not be able to negotiate acceptable new collective bargaining agreements, which could result in strikes or work stoppages by affected workers. Renewal of collective bargaining agreements could also result in higher wages or benefits paid to union members. Therefore, the Combined Company could experience a disruption of its operations or higher ongoing labour costs, which could have a material adverse effect on its business, financial results and financial condition.

The Combined Company will rely heavily on a small number of significant customers, including one customer that represented approximately 12% of the Combined Company’s pro forma fiscal 2005 sales revenues. A loss of any of these significant customers could materially adversely affect the Combined Company’s business, financial condition or results of operations.

On a pro forma basis, the Combined Company will heavily rely on a small number of significant customers. The Combined Company’s largest customer, Unisource, an independent marketer and distributor of commercial printing and business imaging papers in North America, represented approximately 12% of its sales revenues in the fiscal year ended December 25, 2005.

The Combined Company’s customer base will include customers who were previously customers of both Weyerhaeuser and Domtar. This overlap may lead some of those customers to switch to other vendors in order to diversify their fine paper purchasing. A significant reduction in sales to any of its key customers (which could be due to factors outside its control, such as purchasing diversification) or financial difficulties experienced by these customers could materially adversely affect the Combined Company’s business, financial condition or results of operations.

A material disruption at one of the Combined Company’s manufacturing facilities could prevent it from meeting customer demand, reduce its sales and/or negatively impact its net income.

Any of the Combined Company’s paper or pulp manufacturing facilities, or any of its machines within an otherwise operational facility, could cease operations unexpectedly due to a number of events, including:

•	unscheduled maintenance outages;

•	prolonged power failures;

•	an equipment failure;

•	a chemical spill or release;

•	explosion of a boiler;

•	the effect of a drought or reduced rainfall on its water supply;

•	labour difficulties;

•	disruptions in the transportation infrastructure, including roads, bridges, railroad tracks and tunnels;

•	fires, floods, earthquakes, hurricanes or other catastrophes;

•	terrorism or threats of terrorism; or

•	other operational problems.

Events such as those listed above have resulted in operating losses in the past. In the second quarter of 2002, for example, a recovery boiler at facilities of the Weyerhaeuser Fine Paper Business in Plymouth, North Carolina exploded, causing operations at these facilities to be shut down for repairs for a period of 107 days from May 8, 2002 to August 23, 2002. Spinco estimates that the repair costs, business disruption and increased operating costs associated with the recovery boiler explosion negatively impacted operating income of the Weyerhaeuser Fine Paper Business by approximately $70 million (before insurance recovery) during the second and third quarters of 2002. Also, in May 2006, facilities of the Weyerhaeuser Fine Paper Business in Plymouth, North Carolina experienced a disruption in their power supply, causing damage to a turbine generator necessary to convert high pressure steam to medium and low pressure steam used by the various mill processes. As a result of this damage, various mill operations at Plymouth, North Carolina facilities of the Weyerhaeuser Fine Paper Business were shut down for repairs for up to eleven days. Spinco estimates the total financial impact of this incident on operating income of the Weyerhaeuser Fine Paper Business to be $11 million including repair costs, the opportunity value of lost production and increased operating costs. Future events may cause similar shutdowns, which may result in additional downtime and/or cause additional damage to the Combined Company’s facilities. Any such downtime or facility damage could prevent the Combined Company from meeting customer demand for its products and/or require it to make unplanned capital expenditures. If one of these machines or facilities were to incur significant downtime, the Combined Company’s ability to meet its production targets and satisfy customer requirements would be impaired, resulting in lower sales and income.

The Combined Company’s operations require substantial capital, and it may not have adequate capital resources to provide for all of its capital requirements. On a pro forma basis, it is estimated that the Combined Company spent approximately $135 million on capital expenditures during 2006, and such expenditures could increase in the future.

The Combined Company’s businesses are capital intensive and require that it regularly incur capital expenditures in order to maintain its equipment, increase its operating efficiency and comply with environmental laws. On a pro forma basis, the Combined Company’s total capital expenditures, were approximately $224 million during 2005, including approximately $207 million for maintenance capital and approximately $17 million for environmental expenditures. It is estimated that the Combined Company, on a pro forma basis, spent approximately $135 million on capital expenditures during 2006, including approximately $127 million for maintenance capital and approximately $8 million for environmental expenditures. If the Combined Company’s available cash resources and cash generated from operations are not sufficient to fund its operating needs and capital expenditures, the Combined Company would have to obtain additional funds from borrowings or other available sources or reduce or delay its capital expenditures. The Combined Company may not be able to obtain additional funds on favourable terms, or at all. In addition, the Combined Company’s debt service obligations will reduce its available cash flows. If the Combined Company cannot maintain or upgrade its equipment as it requires or ensure environmental compliance, it could be required to cease or curtail some of its manufacturing operations, or it may become unable to manufacture products that compete effectively in one or more of its product lines. For example, the air permit of the Weyerhaeuser Fine Paper Business for the Kamloops, British Columbia pulp manufacturing facility requires that the facility reduce air emissions of particulate matter by December 31, 2007. Compliance with the permit requirements is likely to require significant capital expenditures. Spinco is currently evaluating its options and is in discussions with the Province of British Columbia to extend the deadline for compliance. If the deadline is not extended or if the Combined Company does not have sufficient resources to make necessary capital expenditures, the facility may not be able to operate after 2007 without significantly curtailing output, which would increase the Combined Company’s production costs.

The Combined Company could incur substantial costs as a result of compliance with, violations of or liabilities under applicable environmental laws and regulations. On a pro forma basis, it is estimated that the Combined Company incurred approximately $51 million in expenditures in connection with environmental compliance and remediation during 2005, and such expenditures could increase in the future.

The Combined Company will be subject, in both the U.S. and Canada, to a wide range of general and industry-specific laws and regulations relating to the protection of the environment, including those governing air emissions, wastewater discharges, harvesting, silvicultural activities, the storage, management and disposal of hazardous substances and wastes, the cleanup of contaminated sites, landfill operation and closure obligations, forestry operations and endangered species habitat, and health and safety matters.

In particular, the pulp and paper industry in the U.S. is subject to Cluster Rules and Boiler Maximum Achievable Control Technology Rules that further regulate effluent and air emissions. These laws and regulations will require the Combined Company to obtain authorizations from and comply with the authorization requirements of the appropriate governmental authorities, which have considerable discretion over the terms and timing of permits.

Weyerhaeuser and Domtar have incurred, and it is expected that the Combined Company will continue to incur, significant capital, operating and other expenditures complying with applicable environmental laws and regulations and as a result of remedial obligations. On a pro forma basis, the Combined Company incurred $51 million of expenditures in connection with environmental compliance and remediation during 2005. As of September 24, 2006, the Combined Company has, on a pro forma basis, a provision of $56 million for these environmental expenditures. In addition, during the first quarter of 2006, Weyerhaeuser closed its pulp and paper mill in Prince Albert, Saskatchewan and the Big River Sawmill in Saskatchewan. It has not been determined whether either of these facilities will be reopened, sold or permanently closed. In the event the facilities are permanently closed, the Province of Saskatchewan may require active decommissioning and reclamation at one or both facilities, which would likely include investigation and remedial action for areas of significant environmental impacts. The Province of Saskatchewan has required certain facilities located in the Province to submit preliminary decommissioning and reclamation plans and to include in such plans estimates of costs associated with decommissioning and reclamation activities. Weyerhaeuser submitted such a plan for its pulp and paper facility in Prince Albert, Saskatchewan. In its preliminary decommissioning and reclamation plan, Weyerhaeuser has included a preliminary, generalized estimate of costs ranging from Cdn.$20 to Cdn.$25 million. Weyerhaeuser has advised the Province of Saskatchewan that it was not providing a detailed delineation of costs at this time because such costs will depend on site specific factors, the professional judgments of environmental specialists and experts, further detailed environmental site assessments, and, most fundamentally, a decision about the future use or closure of the site. The estimate referred to above does not take into account the equipment resale value or scrap material value which is considered to be significant, nor does it include the cost of completing a phase II environmental site assessment or the cost of any remediation required based on such assessment.

The Combined Company also could incur substantial costs, such as civil or criminal fines, sanctions and enforcement actions (including orders limiting its operations or requiring corrective measures, installation of pollution control equipment or other remedial actions), cleanup and closure costs, and third-party claims for property damage and personal injury as a result of violations of, or liabilities under, environmental laws and regulations.

As the owner and operator of real estate, the Combined Company may be liable under environmental laws for cleanup, closure and other damages resulting from the presence and release of hazardous substances, including asbestos, on or from its properties or operations. The amount and timing of environmental expenditures is difficult to predict, and, in some cases, the Combined Company’s liability may exceed forecasted amounts or the value of the property itself. The discovery of additional contamination or the imposition of additional cleanup obligations at the Combined Company’s or third-party sites may result in significant additional costs. Any material liability the Combined Company incurs could adversely impact its financial condition or preclude it from making capital expenditures that would otherwise benefit its business.

Enactment of new environmental laws or regulations or changes in existing laws or regulations, or interpretation thereof, might require significant expenditures.

The Combined Company may be unable to generate funds or other sources of liquidity and capital to fund environmental liabilities or expenditures.

The Combined Company will be affected by changes in currency exchange rates.

The Combined Company will manufacture a significant amount of pulp and paper in Canada. Sales of pulp and paper products by the Combined Company’s Canadian mills will be invoiced in U.S. dollars or in Canadian dollars linked to U.S. pricing but most of the costs relating to these products will be incurred in Canadian dollars. As a result, any decrease in the value of the U.S. dollar relative to the Canadian dollar will reduce the Combined Company’s profitability.

Exchange rate fluctuations are beyond the Combined Company’s control. Since January 1, 2002, the Canadian dollar has appreciated more than 40% relative to the U.S. dollar. This has had a material adverse effect on the sales and profitability of the Canadian operations of both the Weyerhaeuser Fine Paper Business and Domtar and may continue to have an adverse effect on the Combined Company’s business, financial results and financial condition.

The Combined Company may be required to pay significant lumber export taxes and/or countervailing and antidumping duties.

The Combined Company may experience reduced revenues and margins on its softwood lumber business as a result of lumber export taxes and/or countervailing and antidumping duty applications.

In April 2001, the Coalition for Fair Lumber Imports (the “Coalition”) filed two petitions with the U.S. Department of Commerce (the “Department”) and the International Trade Commission (the “ITC”) claiming that production of softwood lumber in Canada was being subsidized by Canada and that imports from Canada were being “dumped” into the U.S. market (sold at less than fair value). The Coalition asked that countervailing duty (“CVD”) and anti-dumping (“AD”) tariffs be imposed on softwood lumber imported from Canada.

In July 2006, the Canadian and U.S. governments announced a final settlement to this long-standing dispute. The provisions of the settlement include repayment of approximately 81% of the deposits, imposition of export measures in Canada, and measures to address long-term policy reform. On September 19, 2006, the Canadian Parliament voted 172-116 on a motion that empowered it to collect the export taxes provided for in the settlement. Legislation to implement the settlement became effective on December 14, 2006.

On October 12, 2006, Canada and the U.S. announced amendments that allow the settlement to be implemented as of this date. The amendments include a process that allows the U.S. to proceed with the revocation of CVD and AD orders.

It is possible that the CVD and AD tariffs or tariffs similar to the CVD and AD tariffs may again be imposed on the Combined Company, in the future.

Under the settlement agreement, Canadian softwood lumber exporters will pay an export tax when the price of lumber is at or below a threshold price. Under present market conditions, Canadian softwood lumber exports are subject to a 15% export charge which may rise to 22.5% in the event a province exceeds its total allotted export share.

Domtar is currently experiencing, and the Combined Company may continue to experience, reduced revenues and margins in the softwood lumber business as a result of the application of the settlement agreement. The settlement agreement could have a material adverse effect on our business, financial results and financial condition, including, but not limited to, facility closures or impairment of assets.

The Combined Company will depend on third parties for transportation services.

The Combined Company will rely primarily on third parties for transportation of the products it manufactures and/or distributes, as well as delivery of its raw materials. In particular, a significant portion of the goods it manufactures and raw materials it uses are transported by railroad or trucks, which are highly regulated. If any of its third-party transportation providers were to fail to deliver the goods it manufactures or distributes in a timely manner, the Combined Company may be unable to sell those products at full value, or at all. Similarly, if any of these providers were to fail to deliver raw materials to the Combined Company in a timely manner, it may be unable to manufacture its products in response to customer demand. In addition, if any of these third parties were to cease operations or cease doing business with the Combined Company, it may be unable to replace them at reasonable cost. Any failure of a third-party transportation provider to deliver raw materials or finished products in a timely manner could harm the Combined Company’s reputation, negatively impact its customer relationships and have a material adverse effect on its financial condition and operating results.

The transition services to be provided by Weyerhaeuser may be difficult for the Combined Company to replace without operational problems and additional costs.

Newco and Exchangeco Subsidiary will enter into a transition services agreement with Weyerhaeuser pursuant to which Weyerhaeuser will provide us certain transition services for a period of time following the Distribution. These services will include, among others, certain services relating to finance and administration, human resources, payroll and information technology. If, after the expiration of the agreement, Spinco is unable to perform these services or replace them in a timely manner or on terms and conditions as favourable as those Spinco expects to receive from Weyerhaeuser, Spinco may experience operational problems and an increase in its costs. In addition, the costs for such services may be higher than the costs for such services when the Weyerhaeuser Fine Paper Business was operated as part of Weyerhaeuser. See “Spinco’s Relationship With Weyerhaeuser After the Transactions – Transition Services Agreement”, and “– Risks Related to the Transactions – The historical financial information of the Weyerhaeuser Fine Paper Business may not be representative of its results if it had been operated independently of Weyerhaeuser and, as a result, may not be a reliable indicator of its future results”.

Following separation from Weyerhaeuser, Spinco may experience increased costs resulting from decreased purchasing power, which could decrease its overall profitability.

Prior to separation from Weyerhaeuser, Spinco was able to take advantage of Weyerhaeuser’s size and reputation in procuring raw materials and other goods and services used both for its business and Weyerhaeuser’s other businesses. As a separate, stand-alone entity, the Combined Company may be unable to obtain similar goods, services and technology at prices or on terms as favourable as those obtained prior to the separation. Spinco expects to enter into a joint purchase agreement with Weyerhaeuser but cannot assure that it will obtain bulk purchase benefits from its suppliers.

The Combined Company has net liabilities with respect to its pension plans and the actual cost of its pension plan obligations could exceed current provisions. On a pro forma basis, as of September 24, 2006, the Combined Company’s defined benefit plans were underfunded by an aggregate of $251 million on a going concern basis.

As of September 24, 2006, the Combined Company’s defined benefit plans were, on a pro forma basis, underfunded by an aggregate of $251 million on a going concern basis. Its future funding obligations for the defined benefit pension plans depend upon changes to the level of benefits provided by the plans, the future performance of assets set aside in trusts for these plans, the level of interest rates used to determine minimum funding levels, actuarial data and experience, and any changes in government laws and regulations. Any adverse change to any of these factors may require the Combined Company to increase its cash contributions to the pension plans, and those added contributions could have a material adverse effect on its cash flows and results of operations.

Risks Related to Ownership of Spinco’s Common Stock and Exchangeable Shares of Newco Canada Exchangeco

The price of shares of common stock of Spinco and exchangeable shares of Newco Canada Exchangeco may be volatile.

The market price of Spinco’s common stock may be influenced by many factors, some of which are beyond its control, including those described above under “– Risks Related to Spinco’s Industries and Business after the Consummation of the Transactions” and the following:

•	actual or anticipated fluctuations in the Combined Company or its competitors’ operating results;

•	announcements by the Combined Company and its competitors of new products, capacity changes, significant contracts, acquisitions or strategic investments;

•	the Combined Company and its competitors’ growth rates;

•	the financial market and general economic conditions;

•	changes in stock market analyst recommendations regarding the Combined Company, its competitors or the paper products industry generally, or lack of analyst coverage of its common stock;

•	sales of Combined Company common stock by our executive officers, directors and significant stockholders or sales of substantial amounts of common stock; and

•	changes in accounting principles.

In addition, there has been significant volatility in the market price and trading volume of securities of companies operating in the paper products industry, which has often been unrelated to the operating performance of particular companies.

Some companies that have had volatile market prices for their securities have had securities litigation brought against them. If litigation of this type is brought against Spinco, it could result in substantial costs and would divert management’s attention and resources.

As the exchangeable shares of Newco Canada Exchangeco will be substantially economically equivalent to and exchangeable for shares of common stock of Spinco, the exchangeable shares may also be influenced by the above factors.

You will not receive dividends for the foreseeable future.

Spinco does not intend to pay dividends for the foreseeable future. Certain institutional investors may invest only in dividend-paying equity securities or may operate under other restrictions which would prohibit or limit their ability to invest in Spinco’s common stock.

Spinco’s ability to pay dividends will be restricted by current and future agreements governing Spinco and its subsidiaries’ debt, including the senior secured credit facilities, as well as Delaware law and state regulatory authorities. See “Financing – Proposed Terms of the Senior Secured Credit Facilities”. Under Delaware law, Spinco’s board of directors may not authorize payment of a dividend unless it is either paid out of Spinco’s surplus, as calculated in accordance with the Delaware General Corporation Law, or, if Spinco does not have a surplus, it is paid out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. To the extent Spinco does not have adequate surplus or net profits, it will be prohibited from paying dividends.

Spinco’s ability to pay dividends will also depend on other factors, including the following:

•	the state of the Combined Company’s business, the environment in which it operates and the various risks it faces, including competition, changes in its industry and other risks summarized in this document;

•	the results of operations of Spinco’s subsidiaries and their ability to transfer funds to Spinco, as Spinco is a holding company and its principal assets are the equity interests it holds in its subsidiaries; and

•	Spinco’s future results of operations, financial condition, liquidity needs and capital resources.

As the dividend rights of the exchangeable shares are substantially economically equivalent to the dividend rights of Spinco common stock, the above is also applicable to the exchangeable shares.

Dividends paid with respect to the exchangeable shares may be subject to U.S. withholding tax notwithstanding the fact that the exchangeable shares are issued by a Canadian corporation.

No statutory, judicial or administrative authority exists that directly addresses the U.S. federal income tax treatment of the exchangeable shares and, therefore, such treatment is subject to some uncertainty. Spinco and

Newco Canada Exchangeco currently intend to treat dividends (if any) received by non-U.S. holders of exchangeable shares as dividends distributed by Newco Canada Exchangeco and, therefore, not subject to U.S. withholding tax. If, contrary to this position, the IRS were to prevail in a possible claim that the exchangeable shares should be treated as shares of Spinco, non-U.S. holders of exchangeable shares would likely be subject to U.S. withholding tax on dividends at a rate of 30%, or a lower rate specified by an applicable income tax treaty between the U.S. and the country of residence of the non-U.S. holder. Furthermore, Spinco and Newco Canada Exchangeco may, whether as a result of a change in law, regulation, administrative practice or otherwise, decide to withhold U.S. tax on dividends paid on the exchangeable shares. See “Material Income Tax Considerations – Material U.S. Federal Income Tax Considerations to Domtar Securityholders”.

Delaware law, Spinco’s charter documents, Spinco’s rights agreement and the indemnity provisions under Spinco’s tax sharing agreement may impede or discourage a takeover of Spinco that you may consider favourable.

The anti-takeover provisions of the Delaware General Corporation Law impose various impediments on the ability of a third party to acquire control of Spinco, even if a change in control would be beneficial to its stockholders. For example, Spinco will be afforded the protections of Section 203 of the Delaware General Corporation Law, which will prevent it from engaging in a business combination with a person who acquires at least 15% of Spinco’s common stock for a period of three years from the date such person acquired such common stock, unless board or stockholder approval was obtained. See “Certain Anti-Takeover Effects of Provisions of Spinco’s Certificate of Incorporation, Bylaws and Rights Plan and of Delaware Law”.

Spinco’s certificate of incorporation and bylaws will contain a number of provisions that could make the acquisition of Spinco by means of a tender offer, proxy contest or otherwise more difficult. For example, Spinco’s certificate of incorporation provides for a classified board, provides special majority requirements for the removal of directors and the filling of director vacancies, authorizes the issuance of preferred stock and does not permit stockholder action by written consent, and Spinco’s bylaws require advance notice of stockholder nominations and proposals. In addition, Spinco’s rights agreement will have the effect of inhibiting the acquisition of 10% or more of Spinco’s voting stock without the prior approval of its board of directors. See “Certain Anti-Takeover Effects of Provisions of Spinco’s Certificate of Incorporation, Bylaws and Rights Plan and of Delaware Law”.

Pursuant to the indemnity provisions of the tax sharing agreement between Weyerhaeuser and Spinco, an acquisition or further issuance of Spinco’s equity securities that triggers the application of certain gain recognition rules in the U.S. may require Spinco to indemnify Weyerhaeuser for the resulting tax. See “– Risks Related to the Transactions – Spinco may be affected by significant restrictions following the Transactions in order to avoid significant tax-related liabilities”.

These provisions could have the effect of delaying, deferring or preventing a change in control of Spinco, discourage others from making tender offers for its shares, lower the market price of its stock or impede the ability of its stockholders to change its management, even if such changes would be beneficial to Spinco’s stockholders.

The requirements associated with Spinco being a U.S. public company will require significant company resources and management attention.

Following the consummation of the Transactions, Spinco will become subject to the reporting requirements of the U.S. Securities and Exchange Act of 1934 (as amended) (the “U.S. Exchange Act”) and the Sarbanes-Oxley Act of 2002. The U.S. Exchange Act requires that Spinco file annual, quarterly and current reports with respect to the Combined Company’s business and financial condition. The Sarbanes-Oxley Act of 2002 requires, among other things, that Spinco maintain effective disclosure controls and procedures and internal controls for financial reporting. Spinco is a new company, and has not fully established the procedures and practices that it will be required to have as a public company. To establish these procedures and practices, Spinco will need to integrate the procedures and practices it will inherit from Weyerhaeuser (with respect to the Weyerhaeuser Fine Paper Business) and from Domtar (with respect to the Domtar business). In addition, any procedures and practices that exist with respect to the Domtar business may need to be amended to reflect the fact that Spinco is a U.S. company and, as such, subject to different U.S. disclosure requirements than Domtar, which was a Canadian company subject to the multijurisdictional disclosure system. As a result, Spinco may incur significant legal, accounting and other expenses. Further, the need to establish the corporate infrastructure demanded of a U.S. public company may divert management’s attention from integrating the two businesses and implementing the Combined Company’s growth strategy, which could prevent the Combined Company from growing sales and improving its financial condition. Spinco will also be a reporting issuer (or the equivalent) upon the consummation of the Transactions, in several Canadian provinces and territories. See “The Transactions – Ongoing Canadian Reporting Obligations”.

Risks Related to the Transactions

Spinco may not realize the anticipated synergies, cost savings and growth opportunities from the Transactions.

The success of the Transactions will depend, in part, on Spinco’s ability to realize the anticipated synergies, cost savings and growth opportunities from integrating the Weyerhaeuser Fine Paper Business with the Domtar business. Spinco’s success in realizing these synergies, cost savings and growth opportunities, and the timing of this realization, depends on the successful integration of such businesses and operations. Even if Spinco is able to integrate such businesses and operations successfully, there can be no assurance that this integration will result in the realization of the full benefits of synergies, cost savings and growth opportunities that Weyerhaeuser and Domtar currently expect from this integration or that these benefits will be achieved within the anticipated time frame. For example, the elimination of duplicative costs may not be possible or may take longer than anticipated, or the benefits from the Transactions may be offset by the loss of Weyerhaeuser’s purchasing power, the costs incurred in integrating the businesses and operations and adverse conditions imposed by regulatory authorities on the combined business in connection with granting approval for the Transactions.

The integration of the Weyerhaeuser Fine Paper Business and the Domtar business following the Transactions may present significant challenges to Spinco’s management which could cause Spinco’s management to fail to respond effectively to the increasing forms of competition facing the Combined Company’s business.

There is a significant degree of difficulty and management distraction inherent in the process of separating from Weyerhaeuser and integrating the Weyerhaeuser Fine Paper Business and Domtar business. These difficulties include:

•	carrying on the ongoing business operations while separating the Weyerhaeuser Fine Paper Business from Weyerhaeuser and integrating the Weyerhaeuser Fine Paper Business with Domtar;

•	preserving customer, distribution, supplier and other important relationships of the Combined Company;

•	consolidating an organization with its executive head office located in Montréal, Canada and its operational headquarters located in Fort Mill, South Carolina;

•	integrating the business cultures of Weyerhaeuser and Domtar;

•	integrating information, purchasing, accounting, finance, sales, billing, payroll and regulatory compliance systems;

•	expanding the scope of the Combined Company’s operational and financial systems, which will increase its operating complexity;

•	incurring contingent obligations that were unforeseen; and

•	retaining key officers and personnel and successfully implementing succession planning.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of the Combined Company’s business. Following the consummation of the Transactions, our new senior management team, which will be put into place by virtue of the Transactions, may be required to devote considerable amounts of time to this integration process, which will decrease the time they will have to manage the business of the Combined Company, service existing customers, attract new customers and develop new products or strategies. One potential consequence of such distractions could be the failure of management to realize opportunities to respond to the increasing sources and forms of competition that the Combined Company’s business will face. If Spinco’s senior management is not able to manage the integration process effectively, or if any significant business activities are interrupted as a result of the integration process (including as a result of a failure to implement the agreement for transition services by Weyerhaeuser), the Combined Company’s business could suffer.

There can be no assurance that Spinco will successfully or cost-effectively integrate the Weyerhaeuser Fine Paper Business and the Domtar business.

The failure to do so could have a material adverse effect on Spinco’s financial condition and results of operations and the Combined Company’s business following consummation of the Transactions.

Spinco expects that Spinco and Domtar will incur significant costs related to the Transactions that could have a material adverse effect on Spinco’s cash flows and operating results.

Spinco and Domtar will incur financial, legal and accounting costs that Spinco estimates will be approximately $90 million in connection with the Transactions. In addition, Spinco estimates that they will incur costs such as sales taxes, transfer taxes and information technology costs of approximately $50 million in connection with the separation of the Weyerhaeuser Fine Paper Business from Weyerhaeuser. Spinco also anticipates that they will incur significant costs in connection with the integration of the Weyerhaeuser Fine Paper Business and the Domtar business, including, among other things, costs relating to information technology integration, severance costs and the potential write-down of assets, which cannot be reasonably estimated at this time. These costs may have a material adverse effect on Spinco’s cash flows and operating results

Spinco may not be able to generate sufficient cash flows to meet its debt service obligations.

Spinco’s ability to make payments on and to refinance its indebtedness and to fund planned capital expenditures depends on the Combined Company’s ability to generate cash from its future operations. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond Spinco’s control. The Combined Company’s business may not generate sufficient cash flow from operations, or future borrowings under its senior secured credit facilities or from other sources may not be available in an amount sufficient to enable Spinco to repay its indebtedness or to fund its other liquidity needs, including capital expenditure requirements. Spinco may not be able to refinance any of its indebtedness on commercially reasonable terms, or at all. If Spinco cannot service its indebtedness, it may have to take actions such as selling assets, seeking additional equity or reducing or delaying capital expenditures, strategic acquisitions, investments and alliances, any of which could impede the implementation of the business strategy for the Combined Company or prevent Spinco from entering into transactions that would otherwise benefit its business. Additionally, Spinco may not be able to effect such actions, if necessary, on commercially reasonable terms, or at all. The restrictions on Spinco’s ability to issue equity securities or convertible debt securities during a two year period following the date of the Distribution without jeopardizing the intended tax consequences of the Transactions may make it difficult for Spinco to raise equity capital if needed to service its indebtedness.

Spinco’s substantial indebtedness, which would have been approximately $2.6 billion on a pro forma basis as of September 24, 2006, could adversely affect its financial condition and impair its ability to operate its business.

Upon consummation of the Transactions, Spinco will be a highly leveraged company. As of September 24, 2006, on a pro forma basis, Spinco would have had $2.6 billion of outstanding indebtedness, including $0.9 billion of indebtedness under its senior secured credit facilities (excluding unused availability under the revolving credit facility and outstanding and undrawn letters of credit) and $1.7 billion of indebtedness under Domtar’s existing debt agreements. In connection with this indebtedness, on a pro forma basis, Spinco would have approximately $200 million of annual interest payments and Spinco’s aggregate annual debt service obligations would have been approximately $210 million in each year from 2007 through 2010. This level of indebtedness could have important consequences to its financial condition and operating results and the Combined Company’s business.

Spinco’s substantial degree of indebtedness could have important consequences, including the following:

•	it may limit Spinco’s ability to obtain additional debt or equity financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes;

•	a substantial portion of Spinco’s cash flows from operations will be dedicated to payments on its indebtedness and will not be available for other purposes, including its operations, capital expenditures and future business opportunities;

•	the debt service requirements of Spinco’s indebtedness could make it more difficult for Spinco to satisfy its other obligations;

•	Spinco’s borrowings under its senior secured credit facilities are at variable rates of interest, exposing it to the risk of increased interest rates;

•	it may limit Spinco’s ability to adjust to changing market conditions and place it at a competitive disadvantage compared to its competitors that have less debt; and

•	it may increase Spinco’s vulnerability to a downturn in general economic conditions or in its business, and may make it unable to carry out capital spending that is important to Spinco’s growth.

The terms of Spinco’s senior secured credit facilities and Domtar’s existing indebtedness will restrict Spinco’s ability to pursue its business strategies and operate the Combined Company’s business.

Domtar’s existing indebtedness contains, Spinco’s senior secured credit facilities will contain, and any of Spinco’s future indebtedness would likely contain, a number of restrictive covenants that impose significant operating and financial restrictions on Spinco. For example, its senior secured credit facilities will limit Spinco’s ability and the ability of its subsidiaries to make capital expenditures and will place restrictions on other matters customarily restricted in senior secured loan agreements, including restrictions on indebtedness, liens (including sale and leasebacks and guarantee obligations), fundamental changes, sales or disposition of property or assets, investments (including loans, advances, guarantees and acquisitions), transactions with affiliates, hedge agreements, dividends and other payments in respect of capital stock, changes in fiscal periods, environmental activity, payments and modifications of other material debt instruments, negative pledge clauses and clauses restricting subsidiary distributions, changes in lines of business, and amendments to the documents related to the Transactions to the extent that any such amendment would be materially adverse to the interests of the lenders.

Spinco’s senior secured credit facilities will also require it to achieve specified financial and operating results and maintain compliance with specified financial ratios. Spinco’s ability to comply with these ratios may be affected by events beyond its control. See “Financing – Proposed Terms of the Senior Secured Credit Facilities”.

The restrictions contained in Domtar’s existing indebtedness and Spinco’s senior secured credit facilities could:

•	limit Spinco’s ability to plan for or react to market conditions or meet capital needs or otherwise restrict its activities or business plans; and

•	adversely affect Spinco’s ability to finance the Combined Company’s operations, strategic acquisitions, investments or alliances or other capital needs or to engage in other business activities that would be in its interest.

The historical financial information of the Weyerhaeuser Fine Paper Business may not be representative of its results if it had been operated independently of Weyerhaeuser and, as a result, may not be a reliable indicator of its future results.

The Weyerhaeuser Fine Paper Business is currently a fully integrated business unit of Weyerhaeuser. Consequently, the financial information of the Weyerhaeuser Fine Paper Business included in this document has been derived from the consolidated financial statements and accounting records of Weyerhaeuser and reflects assumptions and allocations made by Weyerhaeuser. The financial position, results of operations and cash flows of the Weyerhaeuser Fine Paper Business presented may be different from those that would have resulted had the Weyerhaeuser Fine Paper Business been operated independently. For example, in preparing the Weyerhaeuser Fine Paper Business financial statements, Weyerhaeuser has made an appropriate allocation of costs and expenses that are attributable to the Weyerhaeuser Fine Paper Business. However, these costs and expenses reflect the costs and expenses attributable to the Weyerhaeuser Fine Paper Business operated as part of a larger organization and do not reflect costs and expenses that would be incurred by this business had it been operated independently. As a result, the historical financial information of the Weyerhaeuser Fine Paper Business may not be a reliable indicator of future results.

Sales of Spinco’s common stock after the Transactions may negatively affect the market price of Spinco’s common stock and exchangeable shares of Newco Canada Exchangeco.

The market price of Spinco’s common stock could decline as a result of sales of a large number of shares of its common stock in the market after the Transactions or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for Spinco to sell equity securities in the future at a time and at a price that it deems appropriate.

Immediately following the consummation of the Transactions, Spinco will be owned approximately 55% by Weyerhaeuser shareholders or former Weyerhaeuser shareholders and approximately 45% by former holders of Domtar common shares (including through their ownership of exchangeable shares), in each case on a fully diluted basis. Currently, Weyerhaeuser and Domtar shareholders include index funds that have performance tied to the Standard & Poor’s 500 Index or other stock indices, and institutional investors subject to various investing guidelines.

Because Spinco may not be included in these indices following consummation of the Transactions or may not meet the investing guidelines of some of these institutional investors, these index funds and institutional investors may be required to sell Spinco common stock that they receive in the Transactions. In addition, the investment fiduciary of Weyerhaeuser’s defined contribution plans may decide to sell any Spinco common stock that the trust receives in the Transactions, or not participate in the exchange offer, in response to fiduciary obligations under applicable law. These sales may cause Spinco’s stock price to fall.

As the exchangeable shares of Newco Canada Exchangeco are substantially equivalent to the shares of common stock of Spinco the above may also negatively affect the market price of the exchangeable shares.

Regulatory agencies may delay or impose conditions on approval of the Transactions, which may diminish the anticipated benefits of the Transactions.

Consummation of the Transactions is conditioned upon the receipt of all material governmental consents, approvals, orders and authorizations, including the receipt of (a) the approval of Canadian authorities under the Investment Canada Act; (b) the final approval of the Arrangement by the Superior Court of Québec; and (c) a ruling from the IRS regarding the tax-free nature of the Contribution and Distribution. While Domtar intends to pursue vigorously all required governmental approvals and do not know of any reason why Domtar would not be able to obtain the necessary approvals in a timely manner, the requirement to receive these approvals before the Transactions are consummated could delay the consummation of the Transactions. In addition, these governmental agencies may condition their approval of the Transactions on the imposition of conditions that could adversely affect the Combined Company’s operating results or the value of common stock of Spinco. Any delay in the consummation of the Transactions or the imposition of conditions could diminish the anticipated benefits of the Transactions or result in additional transaction costs, loss of revenue or other effects associated with uncertainty about the Transactions. Any uncertainty over the ability of the companies to complete the Transactions could make it more difficult to retain key employees or to pursue the business strategies of the Combined Company.

Aboriginal interests may delay or result in challenges to the transfer of certain forest licences and forest management agreements.

Under applicable forestry legislation in the Provinces of Ontario and Saskatchewan, Weyerhaeuser Company Limited and Weyerhaeuser Saskatchewan Ltd. must obtain consent from the governments of Ontario and Saskatchewan with respect to the transfer of certain timber rights in Ontario and Saskatchewan. To the extent the Transactions constitute a change of control under Domtar’s forest licenses and forest management agreements, Domtar must obtain consent to the change of control from the government in Ontario with respect to certain timber rights in Ontario. In this event, Domtar must also provide notice to the government of Québec, which has the right to change the amount of allocated wood and territories under Domtar’s forest licenses. However, recent Supreme Court of Canada decisions have confirmed that the federal and provincial governments in Canada have a duty to consult with, and in certain circumstances, seek to accommodate aboriginal groups whenever there is a reasonable prospect that a government’s decision may adversely affect an aboriginal group’s interests in relevant land and resources that are the subject of the decision. Spinco expects that the governments of Ontario and Saskatchewan and, possibly, Québec may consult with relevant aboriginal groups in each province in connection with these consent approvals. This consultation process could result in delays, constrain access to the timber or give rise to additional costs. In addition, if the governments do not adequately discharge their obligations this could result in litigation. It is not possible at present to predict the risks associated with such litigation.

Spinco may be affected by significant restrictions following the Transactions in order to avoid significant tax-related liabilities.

Even if the Distribution otherwise qualifies as a tax-free reorganization in the U.S., the Distribution may not qualify as a transaction that is tax-free to Weyerhaeuser if 50% or more (by vote or value) of the equity securities of Weyerhaeuser or the equity securities of Spinco are acquired by persons other than Weyerhaeuser shareholders as part of a “plan” that includes the Distribution.

The tax sharing agreement requires that Spinco, its subsidiaries and certain affiliates of Spinco, for a two year period, avoid taking certain actions that might cause the Distribution to be treated as part of a plan pursuant to which 50% or more of Spinco’s equity securities are acquired. Certain of these actions subject to restrictions include:

•	redemption, recapitalization, repurchase or acquisition by Spinco of its capital stock;

•	issuance by Spinco of capital stock or convertible debt;

•	liquidation of Spinco;

•	discontinuance of the operations of the Weyerhaeuser Fine Paper Business contributed by Weyerhaeuser to Newco;

•	sale or disposition of (other than in the ordinary course of business) all or a substantial part of the Weyerhaeuser Fine Paper Business; or

•	other actions, omissions to act or transactions that could jeopardize the tax-free status of the Distribution.

To the extent that the tax-free status of the Distribution is lost because of an act or omission by Spinco after the date of the Distribution, Spinco generally will be required to indemnify, defend and hold harmless

Weyerhaeuser from and against any and all resulting tax-related losses incurred by Weyerhaeuser and/or Weyerhaeuser shareholders, without regard to whether Weyerhaeuser has given Spinco prior written consent to the specific action taken by Spinco.

Because of these restrictions, Spinco may be limited in its ability to pursue strategic transactions or equity or convertible debt financing or engage in new business or other transactions that may maximize the value of its business.

A third party may seek an increase in consideration from Domtar under an existing contract in connection with the Transactions.

In 1998, Domtar acquired all of the issued and outstanding shares of E.B. Eddy Limited and E.B. Eddy Paper, Inc., an integrated producer of specialty paper and wood products. The purchase agreement relating to this acquisition includes a purchase price adjustment whereby, in the event of the acquisition by a third party of more than 50% of the shares of Domtar in specified circumstances, Domtar may be required to pay an increase in consideration of up to a maximum of Cdn.$120 million. This amount gradually declines over a 25-year period and as at December 31, 2006, the maximum amount of the purchase price adjustment was Cdn.$110 million.

Domtar does not believe that the consummation of the Transactions will trigger an obligation to pay an increase in consideration under the purchase price adjustment and intends to defend itself vigorously against any claims with respect thereto. However, Domtar (or, after the Arrangement, Spinco) may not be successful in its defence of such claims, if any, and, if it is ultimately required to pay an increase in consideration, such payment may have a material adverse effect on the Combined Company’s liquidity, results of operations and financial condition.

The trading prices of the exchangeable shares of Newco Canada Exchangeco and the common stock of Spinco may not reflect equivalent values.

Holders of exchangeable shares will have dividend, liquidation and voting rights that are substantially economically equivalent to the rights of holders of shares of common stock of Spinco. Spinco has been authorized to list its common stock on the New York Stock Exchange. An application has been made to the Toronto Stock Exchange for the listing of the common stock of Spinco and the exchangeable shares.

Because there will be separate listings on different exchanges, the trading prices of the exchangeable shares on the Toronto Stock Exchange and the common stock of Spinco on the New York Stock Exchange and the Toronto Stock Exchange may not reflect equivalent values after taking into account the exchange rate between the Canadian dollar and U.S. dollar. This may result in you having to exchange your exchangeable shares for common stock of Spinco in order to maximize the value of your investment prior to a sale.

Former Domtar shareholders who receive exchangeable shares of Newco Canada Exchangeco will experience a delay in receiving shares of common stock of Spinco from the date that they request an exchange, which may affect the value of the shares the holder receives in an exchange.

Former holders of Domtar common shares who ultimately receive exchangeable shares in the Arrangement and later request to receive common stock of Spinco in exchange for their exchangeable shares will not receive common stock of Spinco for 10 to 15 business days after the applicable request is received. During this 10 to 15 business day period, the market price of common stock of Spinco may increase or decrease. Any such increase or decrease would affect the value of the consideration to be received by the holder of exchangeable shares on the effective date of the exchange.

SPECIAL NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This document and other materials Domtar has filed or will file with the Canadian securities regulatory authorities (as well as information included in Domtar’s other written or oral statements) contain, or will contain, disclosures which are “forward-looking statements”. Forward-looking statements include all statements that do not relate solely to historical or current facts, and can generally be identified by the use of words such as “may”, “believe”, “will”, “expect”, “project”, “estimate”, “anticipate”, “plan”, “continue” or similar expressions. These forward-looking statements address, among other things, the anticipated effects of the Transactions. These forward-looking statements are based on the current plans and expectations of Domtar’s and Spinco’s management and are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or those anticipated. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will occur, or if any of them occurs, what effect they will have on the Combined Company’s results of operations or financial condition. These factors include, but are not limited to:

•	the effect of general economic conditions, particularly in the U.S. and Canada;

•	market demand for the Combined Company’s products, which may be tied to the relative strength of various U.S. and/or Canadian business segments;

•	energy prices;

•	raw material prices;

•	chemical prices;

•	performance of the Combined Company’s manufacturing operations including unexpected maintenance requirements;

•	the successful integration of the Weyerhaeuser Fine Paper Business with Domtar and the execution of internal performance plans;

•	the level of competition from domestic and foreign producers;

•	the effect of forestry, land use, environmental and other governmental regulations, and changes in accounting regulations;

•	the effect of weather and the risk of loss from fires, floods, windstorms, hurricanes and other natural disasters;

•	transportation costs;

•	the loss of current customers or the inability to obtain new customers;

•	legal proceedings;

•	changes in asset valuations, including writedowns of property, plant and equipment, inventory, accounts receivable or other assets for impairment or other reasons;

•	changes in currency exchange rates, particularly the relative value of the U.S. dollar to the Canadian dollar;

•	the effect of timing of retirements and changes in the market price of Spinco common stock on charges for stock-based compensation;

•	performance of pension fund investments and related derivatives; and

•	the other factors described under “Risk Factors”.

You are cautioned not to unduly rely on such forward-looking statements, which speak only as of the date made, when evaluating the information presented in this document. Domtar and Spinco assume no obligation to update or revise these forward-looking statements to reflect new events or circumstances.

SPECIAL MEETING OF DOMTAR SECURITYHOLDERS

The accompanying Domtar proxy is solicited on behalf of Domtar’s management for use at the Domtar special meeting.

Date, Time and Place of the Domtar Special Meeting

The Domtar special meeting is scheduled to be held as follows:

Date:	February 26, 2007

Time:	10:00 a.m. (Montréal time)

Place:	Centre Mont-Royal (Salon Mont-Royal) 2200 Mansfield Street Montréal, Québec

Purpose of the Domtar Special Meeting

At the Domtar special meeting, Domtar securityholders will be asked to:

1.	Consider, pursuant to an interim order, dated January 26, 2007, of the Superior Court, District of Montréal, Province of Québec and, if deemed advisable, to pass, with or without variation, the Domtar securityholders resolution set out in Annex “A” attached to this document to approve the Arrangement to effect the combination of Domtar and the Weyerhaeuser Fine Paper Business; and

2.	Transact other business that may properly come before the Domtar special meeting or any adjournment or postponement of the Domtar special meeting.

The Transaction Agreement is attached as Annex “B” to this document. Other documents referred to in the Transaction Agreement (including the form of plan of arrangement and Contribution and Distribution Agreement) also are attached as Annexes to this document. Domtar securityholders are encouraged to read the Transaction Agreement in its entirety and the other information contained in this document, including the Annexes, carefully before deciding to vote.

Recommendation of the Domtar Board

Domtar’s board of directors unanimously recommends that Domtar securityholders vote FOR the approval of the Domtar securityholders resolution set out in Annex “A” attached to this document to approve the Arrangement under the Canada Business Corporations Act.

Record Date, Entitlement to Vote and Principal Holders of Domtar Securities

The Domtar board of directors has fixed the close of business on January 27, 2007 as the record date for determining Domtar securityholders entitled to notice of, and to vote at, the Domtar special meeting. As of January 22, 2007, there were (a) 231,605,809 Domtar common shares; (b) 67,476 Domtar Series A preferred shares; (c) 1,230,000 Domtar Series B preferred shares; and (d) 4,401,757 Domtar stock options outstanding and entitled to vote at the Domtar special meeting.

The only Domtar shareholder that, to the knowledge of Domtar management, as of January 22, 2007, owned beneficially, or exercised control or direction over more than 10% of the total outstanding Domtar common shares was CDP Capital, Inc. which, as of January 22, 2007, controlled 35,692,933 Domtar common shares or 15.41% of the total outstanding Domtar common shares as of that date.

To the knowledge of Domtar management, as of January 22, 2007, there were no Domtar shareholders who owned beneficially, or exercised control or direction over more than 10% of the total outstanding Domtar Series A preferred shares or the Domtar Series B preferred shares.

As of January 22, 2007, directors and executive officers of Domtar and their affiliates collectively beneficially owned and had the right to vote 651,832 Domtar common shares, representing approximately 0.28% of such shares outstanding as of January 22, 2007, and 1,696,396 Domtar stock options, representing approximately 39% of the Domtar stock options outstanding as of that date.

Domtar will prepare, within 10 days after the record date, a list of the holders of Domtar common shares and Domtar preferred shares entitled to vote at the Domtar special meeting. The list of Domtar shareholders will be available for inspection at the offices of Computershare Trust Company of Canada, Domtar’s registrar and transfer agent, at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1 during usual business hours.

Registered Holders of Domtar Shares

If you are a registered holder of Domtar shares at the close of business (Montréal time) on the record date, you are entitled to attend the Domtar special meeting in person or by proxy and to cast one vote for each Domtar share held by you on the record date.

Holders of Domtar Stock Options

If you are a holder of Domtar stock options at the close of business (Montréal time) on the record date, you are entitled to attend the Domtar special meeting in person or by proxy and to cast one vote for each Domtar stock option held by you on the record date, regardless of whether the Domtar stock options are currently exercisable.

Beneficial Owners of Domtar Shares

The names of the Domtar shareholders whose Domtar shares are held in the name of a broker or another intermediary will not appear on the list of Domtar shareholders. If you are not a registered Domtar shareholder, in order to vote you must obtain the materials relating to the Domtar special meeting from your broker or other intermediary, complete the request for voting instructions sent by the broker or other intermediary and follow the directions of the broker or other intermediary with respect to voting procedures.

In accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, adopted by the Canadian securities regulatory authorities, Domtar is distributing copies of the materials related to the Domtar special meeting to the clearing agencies and intermediaries for distribution to beneficial owners of Domtar shares. Intermediaries must forward the materials related to the Domtar special meeting to beneficial owners of Domtar shares and often use a service company (such as ADP Investor Communications in Canada) to permit you, if you are not a registered Domtar shareholder, to direct the voting of the Domtar shares which you beneficially own. If you are a beneficial Domtar shareholder, you may revoke voting instructions which have been given to an intermediary at any time by written notice to the intermediary. If you are a beneficial Domtar shareholder, please submit your voting instructions to your intermediary or broker in sufficient time to ensure that your votes are received by Domtar on or before 5:00 p.m., Montréal time, on February 23, 2007.

Quorum and Votes Required

Attendance in person or by proxy by holders of Domtar shares representing not less than 25% of the votes which the holders of all the outstanding Domtar shares carrying voting rights at the Domtar special meeting are entitled to cast, will constitute a quorum for the transaction of business at the Domtar special meeting. If a quorum is not present, the Domtar special meeting may be adjourned to allow additional time for obtaining additional proxies or votes. At any subsequent reconvening of the Domtar special meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Domtar special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the subsequent meeting.

In accordance with the interim order of the Superior Court, District of Montréal, Province of Québec:

•	The requisite approval for the Domtar securityholders resolution will be:

•	66 2/3% of the votes cast at the Domtar special meeting by Domtar securityholders present in person or by proxy; and

•	66 2/3% of the votes cast at the Domtar special meeting by holders of Domtar common shares and Domtar preferred shares present in person or by proxy, excluding (a) holders of Domtar stock options; (b) holders of Domtar common shares, which are pledged to secure loans provided pursuant to the Domtar Executive Stock Option and Share Purchase Plan; and (c) holders of Domtar common shares who also hold Domtar stock options.

Any spoiled votes, illegible votes and defective votes will be considered not to be votes cast.

Proxies

Your vote is very important. Whether or not you plan to attend the Domtar special meeting, Domtar urges you to vote promptly to ensure that your Domtar shares and Domtar stock options are represented at the Domtar special meeting. You may vote by mail by dating and signing the enclosed form of proxy and promptly returning it in the postage-paid envelope provided. For a proxy to be valid, you (or your attorney, who must be authorized in writing) must sign and date it, and must either return it in the envelope provided or deposit it at the offices of Computershare Trust Company of Canada, Stock Transfer Services, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 not later than 5:00 p.m. (Montréal time) on February 23, 2007 or, if the Domtar special meeting is adjourned or postponed, before 5:00 p.m. (Montréal time) on the second business day before the date the adjourned or postponed Domtar special meeting is to be reconvened. An undated but executed proxy will be deemed to be dated as of the date of this document.

You may also cast your vote by proxy via the internet at the website indicated on your proxy form or by telephone by calling the toll-free number shown on your proxy form and following the instructions. You must do so not later than 5:00 p.m. (Montréal time) on February 23, 2007 or, if the Domtar special meeting is adjourned or postponed, before 5:00 p.m. (Montréal time) on the second business day before the date the Domtar special meeting is to be reconvened. You will also need your control number located on the front of your proxy form to identify yourself to the system. If you submit your proxy via the internet or by telephone, please do not return a signed form of proxy. A signed and completed form of proxy or properly submitted telephone or internet proxies received by Domtar prior to or at the Domtar special meeting will be voted as instructed.

There are four forms of proxy applicable to Domtar shares: a purple bar coded proxy applicable to holders of Domtar common shares, a white bar coded proxy applicable to holders of Domtar Series A preferred shares, a white bar coded proxy applicable to holders of Domtar Series B preferred shares and, if you also hold Domtar stock options, you should have received a blue bar coded form of proxy to be used in connection with the Domtar special meeting. Please be sure to execute a vote – by telephone, internet or mail – with regard to each form of proxy you receive.

If you need an additional form of proxy, please contact Domtar’s proxy solicitor, Georgeson, toll free within North America at 1-866-598-9986 (English and French speakers) and collect calls outside North America and for Banks and Brokers at 212-440-9800.

If your broker or other nominee holds your Domtar shares in its name, carefully follow the instructions given to you by your broker or other intermediary to ensure that your Domtar shares are properly voted.

Voting of Proxies

The individuals named in the enclosed form of proxy will vote the Domtar shares and Domtar stock options represented by proxy in accordance with the instructions of the Domtar securityholder who appointed them

(including on any ballot that may be called for). If you submit a validly executed proxy without providing instructions, the Domtar shares and Domtar stock options represented by the proxy will be voted “FOR” the Domtar securityholders resolution. The enclosed form of proxy, when properly completed and signed, confers discretionary authority on the appointed individuals to vote as they see fit on any amendment or variation to any of the matters identified in the Notice of Special Meeting of Domtar Securityholders and on any other matter that may properly be brought before the Domtar special meeting. At the date of this document, neither the Domtar board of directors nor management of Domtar is aware of any variation, amendment or other matter to be presented for a vote at the Domtar special meeting.

Revocation of Proxies

If you are a holder of Domtar stock options or a registered holder of Domtar shares, you may revoke a proxy at any time before the Domtar special meeting:

•	by executing, or having your attorney (who must be authorized in writing) execute, a valid form of revocation of proxy and delivering it to the corporate secretary of Domtar or the offices of Computershare Trust Company of Canada at the addresses referred to above, at any time up to and including the last business day preceding the day of the Domtar special meeting or any adjournment or postponement of the Domtar special meeting, or to the chairman of the Domtar special meeting at any time before the Domtar special meeting or any adjournment or postponement of the Domtar special meeting;

•	by completing and submitting, or having your attorney (who must be authorized in writing) complete and submit, a later-dated proxy form no later than 5:00 pm (Montréal time) on the last business day before the Domtar special meeting; or

•	by attending the Domtar special meeting and voting in person. Your attendance at the Domtar special meeting alone will not revoke your proxy. You must also vote at the Domtar special meeting in order to revoke a previously submitted proxy.

You may also revoke a proxy via the internet at the website indicated on your proxy form or by telephone by calling the toll-free number shown on your proxy form and following the instructions.

If a broker holds Domtar shares in “street name” and you have instructed a broker to vote your Domtar shares and wish to change your vote, you must follow directions received from your broker to change those instructions.

Solicitation of Proxies

The management of Domtar is soliciting proxies for use at the Domtar special meeting and has designated the individuals listed on the enclosed form of proxy as persons whom Domtar securityholders may appoint as their proxyholders. If you are a Domtar shareholder or Domtar optionholder and wish to appoint an individual not listed on the enclosed form of proxy to represent you at the Domtar special meeting, you may do so either by crossing out the names on the enclosed form of proxy and inserting the name of that other individual in the blank space provided on the enclosed form of proxy or by completing another acceptable form of proxy. A proxy nominee need not be a Domtar shareholder or Domtar optionholder. If the Domtar shareholder or Domtar optionholder is a corporation, it must execute the proxy by an officer or properly appointed attorney.

Domtar will bear the expenses in connection with the solicitation of proxies from Domtar shareholders. Domtar has retained Georgeson, a proxy solicitation agent, for assistance in connection with the solicitation of proxies in Canada and the U.S. and anticipates paying a fee not exceeding Cdn.$85,000 plus additional charges related to telephone calls and other services.

Solicitation of proxies may also be made by mail, in person, or by telephone, email, internet, facsimile, telegram or other means of communication, by Domtar’s directors, officers and employees. These people will receive no additional compensation for these services, but will be reimbursed for any transaction expenses incurred by them in connection with these services.

Independent Auditors

Representatives of PricewaterhouseCoopers LLP, Domtar’s independent auditors, plan to attend the Domtar special meeting and will be available to answer questions. PricewaterhouseCoopers LLP’s representatives will also have an opportunity to make a statement at the Domtar special meeting if they so desire.

Dissenting Domtar Shareholder’s Rights

Under the provisions of the interim order, registered holders of Domtar common shares and Domtar preferred shares will have the right to dissent in the manner set forth in Section 190 of the Canada Business Corporations Act and the Arrangement with respect to the Domtar securityholders resolution. If the Arrangement becomes effective, a registered Domtar shareholder who properly dissents will be entitled to be paid the fair value of its Domtar shares by Domtar. This right to dissent is described in this document and in the Arrangement which is attached to this document as Annex “E”. If you want to dissent in respect of the Domtar securityholders resolution, you must provide a written dissent notice to Domtar’s corporate secretary at Domtar Inc., 395 de Maisonneuve Blvd. West, Montréal, Québec, Canada H3A 1L6, Attention: Corporate Secretary, facsimile number 514-848-6850, not later than 5:00 p.m. (Montréal time) on the business day immediately preceding the Domtar special meeting (or any adjournment or postponement of the Domtar special meeting). If you do not strictly comply with this requirement, you could lose your right to dissent. This requirement is different from the statutory dissent procedures of the Canada Business Corporations Act that would permit a dissent notice to be provided at or prior to the Domtar special meeting.

Holders of Domtar stock options do not have the right of dissent unless they exercise their options and submit a dissent notice prior to this deadline.

THE TRANSACTIONS

The discussion in this document of the Canadian Asset Transfer, the Contribution, the Distribution and the Arrangement is subject to, and qualified by reference to, the Transaction Agreement, the Contribution and Distribution Agreement and the form of plan of arrangement, which are attached hereto as Annex “B”, “C”, and “E” respectively.

Description of the Transactions

On August 23, 2006, Domtar and Weyerhaeuser announced that they had entered into agreements providing for a combination of the Weyerhaeuser Fine Paper Business and Domtar. This combination will be effected in the steps described below.

Step 1

The Canadian Asset Transfer:

Weyerhaeuser Company Limited and Weyerhaeuser Saskatchewan Ltd., two Canadian subsidiaries of Weyerhaeuser, will transfer certain of their fine paper and related assets to Exchangeco Subsidiary, and Exchangeco Subsidiary will assume certain of Weyerhaeuser Company Limited’s and Weyerhaeuser Saskatchewan Ltd.’s fine paper and related liabilities. See “The Canadian Asset Transfer Agreement”.

Step 2

The Newco Contribution:

Weyerhaeuser will transfer to Newco certain of Weyerhaeuser’s U.S. fine paper and related assets in exchange for the issuance of additional limited liability company interests of Newco to Weyerhaeuser and the assumption by Newco of certain of Weyerhaeuser’s U.S. fine paper and related liabilities. See “– The Contribution”.

Step 3	The Interim Financing: Spinco will draw down $1.35 billion under a three-month unsecured term loan facility. See “Financing”.

Step 4

The Spinco Contribution:

Weyerhaeuser will transfer to Spinco all of the issued and outstanding limited liability company interests of Newco in exchange for (a) $1.35 billion in cash; and (b) a number of shares of Spinco common stock, determined in accordance with a formula specified in the Contribution and Distribution Agreement. See “– The Contribution”.

Step 5

The Listing:

The shares of common stock of Spinco have been authorized for listing on the New York Stock Exchange and an application has been made to the Toronto Stock Exchange to list the shares of Spinco common stock, in each case under the symbol “UFS”. An application has been made to the Toronto Stock Exchange to list the exchangeable shares of Newco Canada Exchangeco under the symbol “UFX”. In addition, an application has been made to the Toronto Stock Exchange to list the Class B common shares of Offerco. The Class B common shares will be listed and posted for trading on the Toronto Stock Exchange throughout the time they are issued and outstanding. See “– Stock Exchange Listings”.

Step 6

The Distribution:

Weyerhaeuser will distribute all the issued and outstanding shares of Spinco common stock to Weyerhaeuser shareholders. The Distribution may be effected, at Weyerhaeuser’s election, as a pro rata dividend, as an exchange offer or as a combination of both.

Step 7	The Arrangement: Spinco and Domtar will consummate the Arrangement that will result in Spinco indirectly owning all of the outstanding Domtar common shares. See “– The Arrangement”.

Step 8	Spinco Financing: The three-month unsecured term loan facility will be converted to be part of the seven-year senior secured term loan facility. See “Financing”.

The Contribution

General

The Contribution and Distribution Agreement provides for the Contribution of Weyerhaeuser’s fine paper assets to subsidiaries of Spinco to occur as described under Steps 1 and 3 of “– Description of the Transactions”.

In connection with the Transactions, Weyerhaeuser, Spinco and/or their respective subsidiaries will also enter into other agreements relating to, among other things, the license of certain intellectual property, the provision of certain transition services during a transition period following the consummation of the Transactions, the supply of fibre and pulp to certain mills and the provision of certain site services at facilities that will be owned in part by Weyerhaeuser or its subsidiaries and in part by Spinco or its subsidiaries after the consummation of the Transactions. In addition, Newco expects to enter into a joint purchase agreement with Weyerhaeuser. See “Spinco’s Relationship With Weyerhaeuser After the Transactions”.

Determination of Number of Shares of Spinco Common Stock to be Issued to Weyerhaeuser

The Contribution and Distribution Agreement provides that Spinco will issue to Weyerhaeuser, as part of the consideration for the Spinco Contribution, a number of shares of Spinco common stock equal to (a) the product of (i) the number of Domtar common shares outstanding on a fully diluted basis on the “measurement date”, which will be, in the case of a pro rata dividend, the last business day immediately prior to the date of the Contribution or, in the case of an exchange offer, the business day determined by Weyerhaeuser that is at least 10 business days after the commencement of such exchange offer but not more than 20 business days prior to the date of the consummation of such exchange offer; and (ii) 11/9, minus (b) the sum of (i) the aggregate number of shares of Spinco common stock issuable pursuant to equity awards that will be issued to Spinco employees who are former Weyerhaeuser employees and who elect to roll-over their Weyerhaeuser equity awards into Spinco equity awards; and (ii) the number of shares of Spinco common stock outstanding prior to the Contribution. The product of this formula is referred to as the “Total Spinco Shares to Weyerhaeuser”.

The Distribution

The Contribution and Distribution Agreement provides that Weyerhaeuser will distribute all the issued and outstanding shares of Spinco common stock to Weyerhaeuser shareholders. Weyerhaeuser may effect the Distribution at Weyerhaeuser’s election, as a pro rata dividend, as of an exchange offer or as a combination of both.

If Weyerhaeuser elects to effect the Distribution in whole as a pro rata dividend, the Weyerhaeuser shareholders will have the right to receive for each Weyerhaeuser share they own on the record date a number of shares of Spinco common stock equal to the Total Spinco Shares to Weyerhaeuser, divided by the total number of Weyerhaeuser shares outstanding on the record date.

If Weyerhaeuser elects to effect the Distribution in whole as an exchange offer, Weyerhaeuser will determine the terms of the exchange offer, including the maximum number of Weyerhaeuser shares that will be accepted for exchange in the exchange offer and the number of shares of Spinco common stock that will be offered in exchange for each validly tendered Weyerhaeuser share.

Weyerhaeuser shareholders that otherwise would be entitled to receive a fraction of a share of Spinco common stock in an exchange offer or a pro rata dividend will be entitled to receive the net proceeds, after deducting any required withholding taxes and brokerage charges, commissions and transfer taxes, of the sale of this fractional share on their behalf by the exchange agent or the transfer agent on the open market or otherwise.

The Arrangement

Following the Contribution and the Distribution, Spinco and Domtar will consummate the Arrangement whereby all Domtar common shares (other than any shares held by a holder exercising dissent rights) will automatically be exchanged, on a one-for-one basis, for Class B common shares of Offerco. Following the exchange of Domtar common shares for Class B common shares of Offerco, each Class B common share will be immediately transferred by the holder thereof to Newco Canada Exchangeco in exchange for (a) one fully paid and non-assessable share of Spinco common stock; or (b) one fully paid and non-assessable exchangeable share of Newco Canada Exchangeco (and ancillary rights).

If you are a holder of Domtar common shares, you should complete, sign and return the letter of transmittal and election form, together with your share certificate or certificates for your Domtar common shares and all other documents identified in the letter of transmittal and election form to the exchange agent at the address specified on the last page of the form by no later than 5:00 p.m. (Montréal time) on February 23, 2007, or, if the Domtar special meeting is adjourned, before 5:00 p.m. (Montréal time) on the second business day before the date the adjourned or postponed Domtar special meeting is to be reconvened. This will enable you to elect in advance (as a future holder of Class B common shares) to receive one exchangeable share of Newco Canada Exchangeco (and ancillary rights) or one share of Spinco common stock for each Class B common share you will automatically receive in the Arrangement.

Only holders of Domtar common shares that are eligible Canadian residents may elect in advance to receive exchangeable shares for the Class B common shares they automatically receive in the Arrangement. A holder may exercise this right with respect to all or any portion of the Class B common shares that it automatically receives in the Arrangement in exchange for such holder’s Domtar common shares.

If no letter of transmittal and election form is returned prior to the election deadline or an election is not effectively made, an election will be made based on the address shown in the share register of Class B common shares of Offerco (which will be identical to the share register for Domtar common shares). Holders of Domtar common shares (who will automatically become holders of Class B common shares) with a registered address in Canada will be deemed to have elected to receive one exchangeable share for each Class B common share received in the Arrangement, and holders of Domtar common shares (who will automatically become holders of Class B common shares) with a registered address outside of Canada will be deemed to have elected to receive one share of Spinco common stock for each Class B common share received in the Arrangement.

The Arrangement will also provide for the exchange of Domtar stock options and rights to purchase Domtar common shares for stock options or rights to purchase a number of shares of Spinco common stock. Under the terms of the Arrangement, Domtar will forgive, subject to certain conditions, loans outstanding to employees under Domtar’s Executive Stock Option and Share Purchase Plan and, in connection therewith, cancel the Domtar common shares pledged to secure these loans. Domtar will also cancel the forward purchase contracts entered into between employees and Domtar under Domtar’s Executive Stock Option and Share Purchase Plan. See “The Transaction Agreement – Treatment of Domtar Equity Awards”.

Conditions to the Transactions

In addition to the approval of the Arrangement by Domtar securityholders, consummation of the Transactions is subject to customary closing conditions, including, among others:

•	the receipt of governmental approvals with respect to or the expiration or termination of any required waiting periods under (a) the HSR Act, with respect to which the waiting period has already been terminated; (b) the Competition Act (Canada), with respect to which a no-action letter has been received from the Commissioner of Competition; and (c) the Investment Canada Act;

•	the effectiveness of certain filings with the SEC;

•	the final approval of the Arrangement by the Superior Court of Québec;

•	the receipt by Weyerhaeuser of a favourable ruling from the IRS;

•	the receipt by Weyerhaeuser of a tax opinion from Cravath, Swaine & Moore LLP, Weyerhaeuser’s outside counsel;

•	entry into the credit facilities described under “Financing” and the receipt of the proceeds of a three-month unsecured term loan facility in principal amount of $1.35 billion;

•	the approval for listing of the shares of Spinco common stock on the New York Stock Exchange, which approval has been received;

•	the approval for listing of the exchangeable shares of Newco Canada Exchangeco on the Toronto Stock Exchange and the acceptance by the Toronto Stock Exchange that the Class B common shares of Offerco will, upon issuance, be listed and posted for trading;

•	the absence of any condition or event that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on Domtar or the Weyerhaeuser Fine Paper Business;

•	the representations and warranties of each of Weyerhaeuser and Domtar that are qualified as to materiality or material adverse effect being true and correct and those not so qualified being true and correct in all material respects, as of the date of the Transaction Agreement and as of the closing; and

•	the parties having performed in all material respects their respective obligations under the Transaction Agreement.

Background to the Combination

Since 1996, Domtar has been focused on its strategic objective of becoming a leader in the design, manufacturing, marketing and distribution of uncoated free sheet papers in North America. Through a combination of both organic growth and acquisitions, Domtar has become the third largest producer of fine papers in North America.

In recent years, the strengthening of the Canadian dollar started impacting both profitability and financial strength, while other challenges including the weakness in demand for fine papers and the growing threat of imports from low-cost regions, were observed.

In order to meet these challenges, Domtar developed and implemented a series of measures in 2003, 2004, and 2005, including its restructuring and rationalization of its operations, and strategic initiatives. In 2005, the board of directors of Domtar retained RBC Dominion Securities Inc. to conduct a review of Domtar’s strategic alternatives in collaboration with Domtar’s management and other external advisors. Meanwhile, Domtar developed and announced, in November 2005, a series of targeted measures aimed at returning Domtar to profitability which included focusing on:

•	the manufacturing, sale and distribution of communication papers and technical and specialty papers;

•	leveraging Domtar’s supply chain management with a wide range of papers to provide additional competitive advantages to its distribution network; and

•	being a participant in the consolidation of the uncoated free sheet market.

On February 3, 2005, Domtar’s President and CEO, Raymond Royer, met with Weyerhaeuser’s Chairman, President and CEO, Steve Rogel in Washington, D.C., and initiated an exploratory discussion about the coated groundwood mill in Columbus, Mississippi. Mr Rogel answered that the paper mill was linked to a core pulp mill but asked if the discussion could be extended to other paper assets.

On February 25, 2005, an initial organized meeting was held with representatives of both Domtar and Weyerhaeuser where Weyerhaeuser asked if Domtar would consider trading its Ashdown, Arkansas mill for some of Weyerhaeuser’s mills. Domtar’s answer was that the Ashdown mill was a core asset but that a more global transaction involving all paper assets from both companies could be considered.

On July 19, 2005, Mr. Rogel contacted Mr. Royer to tell him that Weyerhaeuser was willing to explore opportunities with Domtar in the white paper and market pulp businesses using a transaction structure commonly referred to as a “reverse Morris trust”. Mr. Royer then created a Committee made up of the Chief Operating Officer, the Chief Financial Officer and the Chief Legal Officer with the mandate to carry on the negotiations with the assistance of Domtar’s legal and financial advisors.

On July 21, 2005, Mr. Royer confirmed to Mr. Rogel that Domtar’s chairman of the board of directors and himself would be prepared to discuss such an opportunity.

On August 8, 2005, Domtar and Weyerhaeuser executed a confidentiality agreement with a view to allowing exploratory discussions.

On August 18, 2005, the board of directors of Domtar held a meeting at which the engagement of financial advisors was discussed.

On September 13, 2005, Domtar formally engaged J.P. Morgan Securities Inc. and RBC Dominion Securities Inc. to act, respectively, as its U.S. and Canadian financial advisors in connection with the potential combination.

On September 23, 2005, senior management from Domtar and Weyerhaeuser met to evaluate potential synergies.

On October 11, 2005, Weyerhaeuser’s financial advisors provided Domtar with a letter inviting Domtar to submit a preliminary indication of interest for the acquisition of the Weyerhaeuser Fine Paper Business and outlining the procedural steps and conditions for submitting an indicative, non binding offer.

Between August 8, 2005, and November 3, 2005, Domtar conducted a preliminary due diligence investigation of the Weyerhaeuser Fine Paper Business. Concurrently, discussions took place between senior management of Domtar and Weyerhaeuser and their respective legal and financial advisors regarding the structure of a potential combination and various other strategic considerations.

On November 3, 2005, Domtar submitted an initial non-binding indication of interest for the combination. Conceptually, the proposal provided for a “reverse Morris Trust” transaction structure pursuant to which (a) the Weyerhaeuser Fine Paper Business would be spun off to Weyerhaeuser’s shareholders on a tax deferred basis, and (b) the Weyerhaeuser Fine Paper Business would be combined with Domtar pursuant to a plan of arrangement under Canadian law, utilizing an exchangeable share structure that would provide certain of

Domtar’s Canadian resident shareholders the ability to receive tax deferred treatment. The proposal also contemplated a cash payment to Weyerhaeuser to be provided through borrowings of Spinco.

Between November 2005 and February 2006, discussions continued between the financial advisors of Domtar and Weyerhaeuser.

On February 3, 2006, Domtar submitted a revised non-binding indication of interest for the combination of the Weyerhaeuser Fine Paper Business with Domtar.

On February 21, 2006, Mr. Rogel called Mr. Royer to advise him that Domtar would be part of a process involving other bidders for the Weyerhaeuser white paper assets.

During February and March 2006, the parties and their respective advisors discussed the structure and mechanics of a potential combination, including the form of the transaction to be pursued, the tax treatment of the transaction to the shareholders of both companies, the cash component to be received by Weyerhaeuser and the capital structure of Spinco.

In mid-March 2006, access to data rooms on both sides was initiated, and the parties commenced reciprocal confirmatory legal, financial and operational due diligence, which continued until the execution of definitive agreements. During this period, Domtar and Weyerhaeuser provided each other and their respective financial, accounting and legal advisors with access to their data room.

On March 17, 2006, the board of directors of Domtar held a meeting, at which the financial advisors of Domtar made presentations on various strategic issues. A range of strategic scenarios were discussed at the meeting. The consensus from both financial advisors was that the contemplated combination was the best strategic alternative.

On March 21, 2006, Domtar received a letter from Weyerhaeuser requesting a binding proposal. On March 25, 2006, Weyerhaeuser’s legal advisors provided to Domtar’s legal advisors initial drafts of the proposed transaction agreements.

From time to time throughout late March and early April 2006, a number of meetings were held among Domtar’s directors, senior management and advisors regarding the status of the proposed combination and the proposal to be made by Domtar. Items discussed at these meetings included the value of the synergies anticipated by management and the potential costs arising from the combination of the Weyerhaeuser Fine Paper Business and Domtar, other due diligence issues, Weyerhaeuser’s letter to Domtar inviting it to submit a binding offer, and proposed governance arrangements, including the proposed name of Spinco, management and board composition, and head office and the location of the operational headquarters.

Concurrently, in the course of this period, the parties discussed the terms of the potential transaction agreements and their financial advisors also had further discussions regarding the appropriate method for determining the exchange ratio, the cash component to be paid to Weyerhaeuser for the proposed transaction and the capital structure of Spinco.

On April 3, 2006, Domtar submitted a revised indication of interest for the combination of the Weyerhaeuser Fine Paper Business with Domtar, which was subject to further due diligence.

During the week of April 10, 2006, negotiations took place between Domtar and Weyerhaeuser’s respective legal and financial advisors regarding the terms of the non binding indication of interest submitted by Domtar on April 3, 2006.

On April 18, 2006, the board of directors of Domtar held a meeting, at which the negotiations of the prior week with Weyerhaeuser were discussed with Domtar’s senior management and legal and financial advisors.

Domtar’s directors approved a letter to Weyerhaeuser addressing the open issues between the parties. This letter was sent on the same day to Weyerhaeuser.

On April 21, 2006, Weyerhaeuser’s financial advisors contacted Domtar’s financial advisors to provide an update on Weyerhaeuser’s April 20, 2006 board meeting. Weyerhaeuser’s financial advisors noted that the process continued to be a competitive one, that Weyerhaeuser expected to be able to share additional financial information within a period of weeks, and in the meantime it would like to proceed with site visits and other due diligence while legal advisors continue work on the transaction documents.

On April 26, 2006, Weyerhaeuser issued a press release announcing that, as a part of its strategic review, it was considering alternatives for its fine paper business, and was in discussions with several parties.

On May 16, 2006, Weyerhaeuser provided Domtar with initial draft unaudited financial statements for the Weyerhaeuser Fine Paper Business, which were periodically revised and updated prior to the execution of definitive agreements.

From May 8 to May 17, 2006, representatives of Domtar visited the key facilities of the Weyerhaeuser Fine Paper Business and conducted due diligence. From May 30 to June 5, 2006, representatives of Weyerhaeuser visited Domtar’s key facilities and conducted due diligence.

On June 9, 2006, Weyerhaeuser’s legal advisors contacted Domtar’s legal advisors to inform Domtar that Weyerhaeuser would like to receive a more detailed proposal from Domtar, on the basis of which Weyerhaeuser would determine whether to proceed to negotiate definitive agreements with Domtar.

On June 12, 2006, representatives of Weyerhaeuser’s and Domtar’s legal advisors discussed key elements of the transaction structure and reviewed their respective positions on key issues in the transaction documents.

On June 12, 2006, an initial discussion was held between Mr. Rogel and Mr. Royer on governance issues.

On June 13, 2006, the board of directors of Domtar held a meeting, also attended by Domtar’s senior management and legal and financial advisors, at which various financial aspects and strategic considerations relating to the possible combination were discussed. Among other things, the Domtar board of directors was briefed on the status of discussions to date, including the proposed governance and other terms of the transaction, and presented with further financial analysis regarding the combination. The Domtar board of directors authorized further discussions, and on the following day, Domtar submitted a further revised non-binding indication of interest for the combination.

On June 16, 2006, a senior executive of Weyerhaeuser contacted a senior executive of Domtar by telephone. Weyerhaeuser’s representative stated that Weyerhaeuser would like to continue discussions with Domtar, and the representatives considered next steps for completion of due diligence and the negotiation of definitive agreements.

On June 22, 2006, a meeting was held between Mr. Rogel and Mr. Royer to review concerns raised by both parties on a series of topics including Norampac, debt documents, loan agreements and results from phase I environmental assessments.

On June 22 and 23, 2006, Domtar and Weyerhaeuser senior management and their respective legal advisors met to discuss the possible integration of Domtar and Weyerhaeuser Fine Paper Assets and the transaction agreements.

On June 26, 28 and July 5, 2006, there were three phone call discussions between Mr. Rogel and Mr. Royer on governance issues including officers of Spinco, board composition and work locations.

On June 28 and 29, 2006 and on July 12 and 13, 2006, Domtar and Weyerhaeuser representatives met to discuss each business’ systems and processes as well as the integration thereof in order to determine the transitional services and related costs that would be required in the event of a combination.

On July 6 and 7, 2006, Domtar and Weyerhaeuser representatives met to discuss financial due diligence matters, including draft unaudited financial statements for the Weyerhaeuser Fine Paper Business.

From July 16, 2006 through July 19, 2006, Domtar and Weyerhaeuser senior managers, together with their respective legal advisors, met to discuss business, operational and integration issues in connection with the proposed combination, and to discuss issues related to the transaction agreements. Legal discussions continued on July 20, 2006. On July 26, 2006, Domtar and Weyerhaeuser’s legal advisors met to continue discussions regarding the transaction agreements. The senior managers of both parties met again on July 27, 2006, in order to discuss outstanding issues affecting the combination.

On July 31, 2006 the board of directors of Domtar held a meeting, which Domtar’s senior management and legal and financial advisors attended. Management of Domtar reported the results to date of the confirmatory due diligence. Domtar’s financial advisors presented additional financial information relevant to the proposed transaction. Following a discussion of the structure, proposed terms, strategic implications and potential benefits and risks of the proposed combination, the Domtar board of directors authorized management to continue its negotiations.

On August 10, 2006, Domtar received a letter from Weyerhaeuser containing proposals attempting to address the remaining unresolved issues between the parties. On August 15, 2006, Domtar sent a response letter to Weyerhaeuser.

Between August 15, 2006 and August 22, 2006, the parties negotiated and reached agreement on the terms of the definitive transaction agreements.

On August 22, 2006, at a meeting of the Domtar board of directors attended by Domtar’s senior management and legal and financial advisors, the directors of Domtar were presented with a review of the key features of the combination and the definitive transaction agreements. Domtar’s financial advisors presented the Domtar board with their final financial analysis and their opinion as to the fairness of the exchange ratio under the Arrangement for the Domtar securityholders. After these presentations and further discussion and deliberation, the Domtar board of directors determined the terms of the Arrangement to be fair to and in the best interests of Domtar securityholders. Accordingly, the Domtar board authorized Domtar to enter into the combination and proceeded to recommend that the Domtar securityholders vote in favour of the Arrangement to effect the combination. These definitive transaction agreements were executed by the parties later that day and, immediately thereafter, on August 23, 2006, the combination between Domtar and Weyerhaeuser was publicly announced.

On December 29, 2006, Domtar announced the closing of the sale of its 50% interest in Norampac as part of its strategic plan to focus on fine paper business.

In January 2007, management of Domtar proposed certain structural changes to maximize the tax efficiencies of the transaction structure. These structural changes do not impact the economic interest of Domtar securityholders under the Arrangement. On January 25, 2007, the Transaction Agreement and the Contribution and Distribution Agreement were executed by the parties to give effect to these structural changes.

Reasons for the Domtar Board Recommendation

In arriving at its recommendation, the board of directors of Domtar, after receiving advice from its financial advisors and outside legal advisors, carefully considered all aspects of the combination. In making its recommendation, the board of directors of Domtar considered a number of factors, including:

•	a review and analysis of the industry and strategic options of Domtar to pursue its growth;

•	the competitive strengths resulting from the consummation of the Transactions as set forth in the section “Business of the Combined Company – Competitive Strengths”, including the fact that:

(a)	the Combined Company will be the largest integrated manufacturer of uncoated free sheet in North America and the second largest in the world based on production capacity, which will provide the Combined Company key competitive advantages, including economies of scale, wider sales and marketing coverage and broad product offerings;

(b)	the Combined Company’s fine paper business will encompass a mix of assets allowing it to be a low-cost producer of high volume papers and an efficient producer of value-added specialty papers;

(c)	the Combined Company will have broad geographic coverage with a strong manufacturing presence in eastern North America complemented by service locations throughout North America, which will provide opportunities for enhanced customer service and minimization of freight distance, response time and delivery costs;

(d)	the management of the Combined Company will have significant experience, and a record of success in the North American paper industry, including with respect to business integration issues;

•	the fairness opinions provided by J.P. Morgan Securities Inc. and RBC Dominion Securities Inc. on August 22, 2006 to the effect that, as of the date of the opinions and based upon and subject to the assumptions, limitations and qualifications set forth therein, the exchange ratio provided for in the Arrangement was fair, from a financial point of view, to holders of Domtar common shares;

•	the ability of the holders of Domtar common shares to benefit from the potential synergies from the combination and to continue to participate in the future earnings and growth of the Combined Company after completion of the Transactions through their ownership of shares of Spinco common stock or exchangeable shares; and

•	the structure of the combination, which effectively permits holders of Domtar common shares who are eligible Canadian residents to elect to receive, through a series of exchanges, exchangeable shares and make a valid tax election to defer Canadian income tax on any capital gain otherwise arising on their exchange of Class B common shares for exchangeable shares that they receive in the Arrangement.

In reaching its determination, the board of directors of Domtar also considered and evaluated, among other things: (a) information concerning the business, operations, property, assets, financial condition, operating results and prospects of Domtar and the Weyerhaeuser Fine Paper Business; (b) the results and scope of the due diligence review conducted by Domtar’s management and financial and outside legal advisors with respect to the Weyerhaeuser Fine Paper Business; (c) current industry, economic and market conditions and trends and its informed expectations of the future of the pulp, fine paper, uncoated freesheet and paper industry; (d) historical market prices and trading information with respect to Domtar common shares and Weyerhaeuser common shares; (e) the expected likelihood of receiving regulatory clearance for the combination; (f) the expected tax effect of the Arrangement on Domtar securityholders; and (g) the terms of certain contractual arrangements to which Domtar is a party.

The board of directors of Domtar also considered a variety of risks and uncertainties associated with the combination, including those set forth under the section titled “Risk Factors” and the section titled ‘Special Note Concerning Forward-Looking Statements”. These risks include, among other things, risks relating to the uncertainty of being able to integrate the Weyerhaeuser Fine Paper Business with the Domtar business successfully, uncertainties relating to the performance of Spinco and its level of indebtedness following the consummation of the Transactions.

This discussion of the information and factors considered by the board of directors of Domtar is not intended to be exhaustive but addresses the major information and factors considered by the Domtar board in its consideration of the combination. In reaching its conclusion, the Domtar board did not find it practical to assign, and did not assign, any relative or specific weight to the different factors that were considered and individual members of Domtar’s board may have given different weight to different factors.

Opinions of Domtar’s Financial Advisors

In this section of the document, references to the Transaction Agreement and the Contribution and Distribution Agreement means each of the Transaction Agreement and the Contribution and Distribution Agreement prior to their amendment and restatement. It should be noted that such amendment and restatement did not affect the economic interest of Domtar securityholders under the Arrangement.

J.P. Morgan Securities Inc. Fairness Opinion

On August 22, 2006, J.P. Morgan Securities Inc. delivered a written opinion to Domtar’s board of directors, the full text of which is attached to this document as Annex “K” to the effect that, as of the date of the opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the exchange ratio provided for in the Arrangement was fair, from a financial point of view, to the holders of Domtar common shares.

You should read the opinion of J.P. Morgan Securities Inc. carefully and in its entirety for a description of the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken. J.P. Morgan Securities Inc.’s opinion was provided to the Domtar board of directors in connection with the Domtar board’s evaluation of the exchange ratio, does not address any other aspect of the Arrangement or any related transaction and does not constitute a recommendation to any Domtar shareholder as to how such shareholder should vote or act on any matters relating to the Arrangement.

J.P. Morgan Securities Inc.’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion. It should be understood that subsequent developments may affect J.P. Morgan Securities Inc.’s opinion and J.P. Morgan Securities Inc. does not have an obligation to update, revise or reaffirm its opinion.

J.P. Morgan Securities Inc. acted as financial advisor to Domtar in connection with the Arrangement and will receive a fee from Domtar for its services, a substantial portion of which will become payable only if the Arrangement is consummated. In addition, Domtar has agreed to indemnify J.P. Morgan Securities Inc. for certain liabilities arising out of its engagement. J.P. Morgan Securities Inc. and its commercial bank affiliate entered into commitment and engagement letters with Domtar and Spinco regarding the indebtedness that will be incurred by Spinco immediately prior to the Contribution and permanent indebtedness that will be incurred by the Spinco upon closing of the Arrangement. J.P. Morgan Securities Inc. and its affiliates have, in the past, provided investment banking, commercial banking and other services from time to time to Domtar, Weyerhaeuser and their respective affiliates, some of which are described in its opinion. In addition, in the ordinary course of its business, J.P. Morgan Securities Inc. and its affiliates may actively trade the debt and equity securities of Domtar and Weyerhaeuser, for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in those securities.

RBC Dominion Securities Inc. Opinion

RBC Dominion Securities Inc. has been retained by Domtar to act as one of its financial advisors in connection with the Arrangement. In connection with this engagement, Domtar requested that RBC Dominion Securities Inc. evaluate the fairness, from a financial point of view, of the exchange ratio provided for in the Arrangement. On August 22, 2006, at a meeting of the Domtar board of directors held to evaluate the proposed combination, RBC Dominion Securities Inc. delivered to the Domtar board of directors a written opinion dated August 22, 2006 to the effect that, as of that date and based on the assumptions, limitations and qualifications set forth therein, the exchange ratio provided for in the Arrangement was fair, from a financial point of view, to the holders of Domtar common shares.

The full text of RBC Dominion Securities Inc.’s written opinion dated August 22, 2006, which describes the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken, is attached to this document as Annex “L” and is incorporated into this document by reference. RBC Dominion Securities Inc.’s opinion was provided to the Domtar board of directors in connection with its evaluation of the exchange ratio and relates only to the fairness of the exchange ratio from a financial point of view and does not constitute a recommendation to any Domtar shareholder as to whether to vote in favour of the Domtar securityholders resolution. You are encouraged to read RBC Dominion Securities Inc.’s opinion dated August 22, 2006 in its entirety.

In arriving at its opinion, RBC Dominion Securities Inc. reviewed and relied upon or carried out, among other things, the following:

•	the most recent drafts of the Transaction Agreement and the Contribution and Distribution Agreement each dated August 22, 2006;

•	audited financial statements of Domtar for each of the five years ended December 31, 2005;

•	the unaudited interim reports of Domtar for the quarters ended June 30, 2006;

•	annual reports, management information circulars and annual information forms of Domtar for each of the three years ended December 31, 2005;

•	historical segmented financial statements of Domtar by division for each of the four years ended December 31, 2005;

•	internal management budget of Domtar on a consolidated basis and segmented by division for the year ended December 31, 2006;

•	unaudited financial statements of the Weyerhaeuser Fine Paper Business (excluding three sawmill assets and related cutting rights) for the three years ended December 25, 2005 and for the 13 week period ended March 26, 2006;

•	unaudited financial results of the Weyerhaeuser Fine Paper Business (excluding three sawmill assets and related cutting rights) for the 26 week period ended June 25, 2006;

•	historical segmented financial results of the Weyerhaeuser Fine Paper Business (excluding three sawmill assets and related cutting rights) by mill for each of the three years ended December 31, 2005;

•	audited financial statements, annual reports and management information circulars of Weyerhaeuser for each of the three years ended December 25, 2005;

•	unaudited interim reports of Weyerhaeuser for the quarters ended June 30, 2006;

•	discussions with senior management, legal counsel and other consultants of Domtar;

•	access to data room materials related to the Weyerhaeuser Fine Paper Business, including, but not limited to, management presentations, detailed information on operations and facilities, segmented historical financials, material contracts, legal and environmental documents;

•	discussions with senior management of Weyerhaeuser and its financial advisor;

•	site visits to certain of Weyerhaeuser Fine Paper Business’ facilities;

•	public information relating to the business, operations, financial performance and stock trading history of Domtar, Weyerhaeuser and other selected public companies considered by RBC Dominion Securities Inc. to be relevant;

•	public information with respect to other transactions of a comparable nature considered by RBC Dominion Securities Inc. to be relevant; and

•	such other corporate, industry and financial market information, investigations and analyses as RBC Dominion Securities Inc. considered necessary or appropriate in the circumstances.

RBC Dominion Securities Inc. was not, to the best of its knowledge, denied access by Domtar or Weyerhaeuser to any information requested by it. In giving its opinion, RBC Dominion Securities Inc. has relied upon the completeness, accuracy and fair presentation of all the financial and other information, data, advice, opinions or representations obtained by it from public sources, senior management of Domtar and Weyerhaeuser, and their respective consultants and advisors (collectively, the “Information”). The opinion is conditional upon such completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment and except as expressly described herein, RBC Dominion Securities Inc. has not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information, and has also assumed that since the dates on which the Information was provided to RBC Dominion Securities Inc., except as disclosed in writing to RBC Dominion Securities Inc., there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Domtar, Spinco, Weyerhaeuser Fine Paper Business or any of their subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the opinion of RBC Dominion Securities Inc.

RBC Dominion Securities Inc. received a fee in connection with the delivery of its opinion and is also entitled to other fees in connection with the Arrangement, some of which are contingent on the completion of the Arrangement or certain other events. In addition, Domtar has agreed to reimburse RBC Dominion Securities Inc. for its reasonable out-of-pocket expenses and to indemnify RBC Dominion Securities Inc. in certain circumstances.

RBC Dominion Securities Inc. has not been engaged to provide any financial advisory services nor has it participated in any financing involving Domtar, Weyerhaeuser or any of their respective associates or affiliates within the past two years other than this engagement and as described in its opinion. RBC Dominion Securities Inc. may, in the future, in the ordinary course of business, perform financial advisory or investment banking services for Domtar, Spinco, Weyerhaeuser or any of their respective associates or affiliates. An affiliate of RBC Dominion Securities Inc. provides banking services to Domtar and Weyerhaeuser in the normal course of business.

RBC Dominion Securities Inc. acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities in Domtar, Weyerhaeuser or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, RBC Dominion Securities Inc. conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to Domtar, Weyerhaeuser or the combination.

Interests of Domtar’s Directors and Management in the Combination

Employment Contract

Domtar has an existing employment contract and termination of employment arrangement with Raymond Royer, president and chief executive officer. Spinco expects that this agreement and arrangement will remain in effect upon consummation of the Transactions. Upon termination at any time of Mr. Royer’s employment for reasons other than those specifically enumerated therein, he will be entitled to receive an amount equal to two times the sum of his annual base salary and target annual bonus plus one month of his base salary and one-twelfth of his target annual bonus for each year of service with Domtar, up to a maximum of 2.5 times the sum of his annual base salary and target bonus.

Termination of Employment Arrangements

Domtar has a policy pursuant to which executive officers of Domtar will be compensated in the event of termination of their employment for reasons other than cause, resignation, death or uninterrupted continuous employment with a successor corporation. Pursuant to this policy, Messrs. Barker and Buron would be entitled to receive an amount equal to two times the amount of their respective annual base salaries.

In August 2006, the board of directors of Domtar adopted a retention plan to retain key employees through the implementation of the restructuring plan announced in November 2005 and the consummation of the Transactions. Domtar’s retention plan guarantees a minimum bonus for 2007 equivalent to the greater of (a) 1.5 times the participant’s 2007 target bonus under Domtar’s short-term incentive plan, and (b) the amount payable under the incentive program to be established by Spinco. Mr. Royer will not participate in the retention plan’s minimum bonus for 2007. Each other former Domtar employee who is a member of Spinco’s management committee will not participate in the retention plan’s minimum bonus for 2007 unless his or her position is eliminated as further described below.

If a participant’s position is eliminated on or prior to December 31, 2007, he or she will be paid a guaranteed minimum 2007 bonus as if his or her job had continued through the end of 2007 and any unvested options, deferred share units and shares of restricted stock that the participant holds will vest, subject to consummation of the Transactions. The aggregate amount of the retention bonuses payable to current members of Domtar’s management committee will not exceed the aggregate amount of the minimum bonuses for 2007 of those members by more than Cdn.$600,000.

In recognition of their significant contribution and additional efforts with respect to the implementation of the restructuring plan announced in November 2005 and the successful negotiation of the Transactions in August 2006, the Domtar board of directors approved special performance bonuses under the plan for members of Domtar’s management committee, including Cdn.$1,267,500, $322,920, $313,200 and Cdn.$249,600 for Messrs. Royer, Brear, Barker and Buron, respectively. These special performance bonuses are to be paid instead of any bonus for 2006 to which the executives would otherwise be entitled under Domtar’s short-term incentive plan. These special bonuses will be paid following consummation of the Transactions or, if the Transactions are not consummated, following termination of the Transaction Agreement, in either case so long as the executive officer remains employed through that date.

Treatment of Domtar Stock Options and Other Domtar Equity Awards

The Arrangement provides for the exchange of Domtar stock options and rights to purchase Domtar common shares for stock options or rights to purchase a number of shares of Spinco common stock. The Arrangement also provides that Domtar will forgive, subject to certain conditions, loans outstanding to employees under Domtar’s Executive Stock Option and Share Purchase Plan and, in connection therewith, cancel the Domtar common shares pledged to secure these loans. Domtar will also cancel the forward purchase contracts entered into between employees and Domtar under Domtar’s Executive Stock Option and Share Purchase Plan. See the “The Transaction Agreement – Treatment of Domtar Equity Awards” and “Spinco’s Board of Directors and Management Following the Transactions – Executive Compensation – Employment Contracts and Termination of Employment Arrangements”.

If you hold exercisable Domtar stock options and wish to exercise them to acquire Domtar common shares in order to elect to ultimately receive exchangeable shares and/or Spinco common stock as part of the Arrangement, then prior to 5:00 p.m. (Montréal time) on the third trading day immediately prior to the date of closing of the combination, you should exercise your options through your Solium Shareworks account at www.solium.com or by telephone at the following toll-free number: 1-877-380-7793. See “Elections Available to Domtar Securityholders”.

Board and Management Arrangements

As described under “Spinco’s Board of Directors and Management Following the Transactions”, the Transaction Agreement and related documents provide for arrangements regarding the composition of the board of directors and senior management of Spinco. Those arrangements provide that some of the current directors and officers of Domtar will have director and/or management positions with Spinco.

Indemnification and Insurance of Directors and Officers

As described under “The Transaction Agreement – Indemnification”, the Transaction Agreement provides that:

•	for a period of six years following the Transaction, Spinco will indemnify and hold harmless, and provide advancement of expenses to, all past and present directors or officers of Domtar, and its subsidiaries, and each individual who prior to the Effective Time becomes a director or officer of Domtar, and its subsidiaries, to the maximum extent allowed under applicable law in respect of acts or omissions that occurred at or prior to the Effective Time; and

•	for six years following the Effective Time, subject to certain limitations, Spinco will maintain in effect, for the same persons as referenced above, policies of directors’ and officers’ liability insurance of at least the same coverage and containing terms and conditions which are, in the aggregate, no less advantageous to the insured as the current policies maintained by Domtar, with respect to claims arising from acts or omissions that occurred at or prior to the Effective Time and, in the case of directors and officers of Newco, related to the business of Newco or in connection with the Transactions.

Regulation Q-27

The treatment of the Domtar stock options and other Domtar equity awards (as described above) of certain senior executives of Domtar, including the forgiveness, subject to certain conditions, of loans outstanding to them under Domtar’s Executive Stock Option and Share Purchase Plan may constitute “related party transactions” under Regulation Q-27 – Respecting Protection of Minority Securityholders in the Course of Certain Transactions (“Regulation Q-27”) of the Autorité des marchés financiers du Québec. If such is the case, Regulation Q-27 would require, among other things, that Domtar, subject to certain exemptions, prepare a formal valuation with respect to the subject matter of these transactions and obtain “minority approval” from holders of affected securities of Domtar with respect to these transactions. If these transactions constitute related party transactions under Regulation Q-27, Domtar would be exempt from obtaining a formal valuation and “minority approval” in respect thereof as the fair market value of all of these transactions is less than 25% of Domtar’s market capitalization.

Court Approval of the Arrangement and Completion of the Combination

Under the Canada Business Corporations Act, a Canadian court must approve the Arrangement set forth in the form of plan of arrangement. Prior to the mailing of this document, Domtar obtained an interim order from the Superior Court, District of Montréal, Province of Québec providing for the calling and holding of the Domtar special meeting and other procedural matters.

Subject to the approval of the Domtar securityholders resolution at the Domtar special meeting, the hearing in respect of a final order approving the Arrangement is expected to take place on or about February 27, 2007, at 9:15 a.m. (Montréal time) in room 16.12 at the Montréal courthouse at 1 Notre Dame Street East, Montréal, Québec, Canada. The court will consider, among other things, the fairness and reasonableness of the Arrangement.

The hearing regarding a final order is open to all Domtar securityholders and if you are a Domtar securityholder who wishes to appear or be represented and to present evidence or arguments at such hearing, you must serve and file a notice of appearance as set forth in the notice of application for the final order and satisfy any other requirements of the court. The court will consider, among other things, the fairness and reasonableness of the Arrangement. The court may approve the Arrangement in any manner the court may direct, subject to compliance with any terms and conditions the court deems fit.

Assuming the final order is granted and the other conditions to closing contained in the Transaction Agreement are satisfied or waived, the following is anticipated to occur:

•	the Canadian Asset Transfer will be completed;

•	the Newco Contribution will be completed;

•	Spinco will draw down $1.35 billion under its three-month unsecured term loan facility;

•	the Spinco Contribution will be completed;

•	the Distribution will occur;

•	articles of arrangement for Domtar will be filed with the director under the Canada Business Corporations Act and a certificate of arrangement issued to give effect to the Arrangement as at the Effective Time;

•	the exchangeable share support agreement and voting and exchange trust agreement (attached as Annexes “F” and “G”, respectively) will be executed and delivered;

•	Spinco’s three month unsecured term loan facility will be refinanced by the seven-year senior secured term loan facility; and

•	the various other documents necessary to complete the Transactions contemplated under the Transaction Agreement and the Contribution and Distribution Agreement will be executed and delivered.

The closing date of the Arrangement and the Distribution will be the date that is two business days after the satisfaction or waiver of the conditions precedent to the Arrangement and the Distribution or such other date as agreed between Weyerhaeuser and Domtar. See “– Conditions to the Transactions”.

Regulatory Matters

Under the Transaction Agreement, each of Domtar and Weyerhaeuser (and the other parties to the Transaction Agreement) have agreed to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with each other in doing, all things necessary, proper or advisable to consummate and make effective the Transactions, including applying for and obtaining the following regulatory approvals.

U.S. Antitrust Filing

Under the HSR Act, the combination may not be completed until notifications have been given and required information and materials have been furnished to and reviewed by the Antitrust Division of the U.S. Department of Justice and the U.S. Federal Trade Commission and the required waiting period has expired or terminated. Under the HSR Act, the combination may not be completed until 30 days after the initial filings (unless early termination of this waiting period is granted) or, if the Antitrust Division of the Department of Justice or the Federal Trade Commission issues a request for additional information, 30 days after Spinco and Domtar have complied with that request for additional information (unless this period is shortened by a grant of early termination).

It is a condition to the completion of the combination that the applicable waiting period under the HSR Act has expired or been terminated. Spinco and Domtar each filed a Pre-Merger Notification and Report Form under the HSR Act with the U.S. Department of Justice and the Federal Trade Commission on September 18, 2006 and September 15, 2006, respectively. Spinco and Domtar received notification of early termination of the HSR waiting period from the U.S. Department of Justice on October 18, 2006.

After the statutory waiting periods, and even after the completion of the combination, U.S. federal or state governmental authorities could seek to challenge the combination as they deem necessary or desirable in the public interest.

Holders of Domtar common shares who will hold, as a result of the Transactions, through a series of exchanges, common stock of Spinco or exchangeable shares valued in excess of U.S.$59.8 million may be required to comply with the requirements of the HSR Act prior to receipt of those shares.

The Competition Act (Canada)

Part IX of the Competition Act (Canada) requires that parties to certain merger transactions that exceed specified financial thresholds (“Notifiable Transactions”) provide to the Commissioner of Competition (the “Commissioner”) appointed under the Competition Act (Canada) prior notice of, and information relating to, such merger transactions. The combination qualifies as a type of merger transaction that is covered under Part IX, and the thresholds for review are exceeded. Accordingly, the combination qualifies as a Notifiable Transaction under Part IX of the Competition Act (Canada).

The parties to a Notifiable Transaction must submit, at their election, either a short-form notification (in respect of which there is a 14-day statutory waiting period from the date of filing a completed notification) or a long-form notification (in respect of which there is a 42-day statutory waiting period from the date of filing a completed notification), although when they submit a short-form notification, the Commissioner may require the filing of a long-form notification at any time prior to the expiration of the waiting period applicable to a short-form notification. If the Commissioner requires additional time to complete her substantive review, she can apply to the Competition Tribunal for an interim order seeking to prevent closing of a transaction for up to 60 additional days. The Competition Tribunal is a specialized tribunal established to deal with certain matters under the Competition Act (Canada), including mergers, and to which the Commissioner may apply to challenge a merger on an interim and/or permanent basis if her substantive review raises competition concerns which are not addressed on a consent basis.

Every merger is subject to the substantive provisions under Part VIII of the Competition Act (Canada) pursuant to which a merger can be challenged only where it is likely to result in a substantial prevention or lessening of competition in a market (“SPLC”). The time required by the Commissioner to complete her substantive review of a merger may extend beyond the end of the statutory waiting period under Part IX of the Competition Act (Canada). In the case of a Notifiable Transaction where the parties have submitted a request for an advance ruling certificate (an “ARC”), upon completion of the Commissioner’s substantive review, the Commissioner may decide to: (a) issue an ARC, whereby the Commissioner is thereafter precluded from challenging the merger on substantially the same grounds upon which the ARC was granted; (b) issue a “no action” letter, stating that the Commissioner does not intend to challenge the Notifiable Transaction at that time but retains the authority to do so for three years after the completion of the Notifiable Transaction; (c) allow the merger to proceed after the merging parties have agreed to remedies that remove the SPLC, in which case the remedies can be registered with, and have the same force and effect as an order of, the Competition Tribunal; or (d) challenge the Notifiable Transaction before the Competition Tribunal, if the Commissioner concludes that it is likely to result in a SPLC in a market.

It is a condition of the Transaction Agreement that the parties either (a) receive an ARC; or (b) (i) the applicable statutory waiting period must have expired, or been terminated early, or the obligation to file a pre-merger notification must have been waived; and (ii) the parties must have received a “no action” letter from the Commissioner.

Domtar and Spinco each filed a long-form notification with the Commissioner on September 20, 2006 and jointly filed a request for an ARC or “no action letter” on October 20, 2006. The 42-day statutory waiting period applicable to a long-form notification expired on November 1, 2006. Domtar received a “no-action” letter from the Commissioner on December 29, 2006.

Investment Canada Act

The Investment Canada Act applies to every acquisition or establishment of a Canadian business by a non-Canadian. A direct acquisition of control of a Canadian business by a non-Canadian where the book value of the assets of the Canadian business exceeds a prescribed monetary threshold is reviewable and subject to approval by the federal Minister responsible for the Investment Canada Act. Approval is to be granted when the Minister is satisfied that the acquisition is likely to be of net benefit to Canada in accordance with the enumerated assessment factors (the “Net Benefit to Canada Determination”). When making this determination, the Minister can consider any proposed undertakings offered by the investor in connection with the Minister’s review under the Investment Canada Act.

The Minister has 45 days from the date of receipt by the Investment Review Division of a completed application to decide whether the acquisition is of Net Benefit to Canada. This 45-day period may be further extended 30 days by the Minister (or such longer period as may be agreed upon by Spinco and the Minister). If no notice is sent within the 45-day review period or the extended period, as the case may be, the acquisition is deemed to be approved. The combination cannot be completed until Spinco has received, or is deemed to have received, the responsible Minister’s Net Benefit to Canada Determination.

The combination is reviewable under the Investment Canada Act. It cannot be completed until Spinco has received, or is deemed to have received, the responsible Minister’s Net Benefit to Canada Determination. Spinco filed an application for review on November 10, 2006. The initial 45-day period has expired and the Minister, by letter dated December 27, 2006, extended the review period a further 30 days. Any extension beyond this time would need to be consented to by both Spinco and the Minister.

Dividend Policy

Spinco does not intend to pay dividends for the foreseeable future. In addition, Spinco’s ability to pay dividends will be restricted by current and future agreements¸ governing Spinco and its subsidiaries’ debt, including its senior secured credit facilities. See “Risk Factors – Risks Related to Ownership of Spinco Common Stock and Exchangeable Shares of Newco Canada Exchangeco – You will not receive dividends for the foreseeable future” and “Financing – Proposed Terms of the Senior Secured Credit Facilities”.

Structure of Spinco after the Transactions

Immediately following the consummation of the Transactions, Spinco will be an independent public company, owned approximately 55% by Weyerhaeuser shareholders or former Weyerhaeuser shareholders and approximately 45% by former holders of Domtar common shares (including through their ownership of exchangeable shares), in each case on a fully diluted basis. Spinco will be a holding company and will directly or indirectly own all shares or other equity interests in Newco (which will hold and operate the U.S. Weyerhaeuser Fine Paper Business), in Newco Canada Exchangeco (which will directly or indirectly hold and operate the Canadian Weyerhaeuser Fine Paper Business) and in Domtar (which holds and operates the Domtar business) other than Domtar preferred shares, which will remain outstanding, and other than the indirect interest in Domtar represented by the exchangeable shares issued by Newco Canada Exchangeco.

Accounting Treatment and Considerations

The Contribution and Distribution

Spinco will record assets and liabilities received from Weyerhaeuser, Weyerhaeuser Company Limited or Weyerhaeuser Saskatchewan Ltd. at the amount that the assets and liabilities are carried on Weyerhaeuser’s consolidated financial statements. Neither the exchange of shares of Weyerhaeuser common stock for Spinco’s common stock in an exchange offer nor the distribution of Spinco’s common stock in a pro rata distribution, in and of themselves, will affect the financial condition or results of operations of Spinco.

The Arrangement

Spinco will account for the Arrangement using the purchase method of accounting with Spinco being treated as the acquiring entity for accounting purposes. As a result, the assets and liabilities of Domtar will be recorded at their estimated fair values as of the date that the Arrangement occurs. The total purchase price is currently estimated based on the average market price of Domtar common shares and the average number of Domtar common shares that were outstanding for the five trading days beginning August 21, 2006 and ended August 25, 2006, plus other costs directly related to the Arrangement.

General

The estimate of the total purchase price for Domtar is for accounting purposes only and is not indicative of the price at which Spinco common stock will trade immediately after the consummation of the Arrangement or the value of Spinco common stock to be received by holders of Domtar common shares in connection with the Arrangement.

See “Unaudited Pro Forma Condensed Combined Financial Information of Spinco”, “Where You Can Find More Information” and the financial statements of Spinco and the Weyerhaeuser Fine Paper Business and the notes thereto included elsewhere in this document.

Stock Exchange Listings

Weyerhaeuser, Domtar and Spinco have agreed to use their respective reasonable best efforts to:

•	cause the shares of Spinco common stock to be issued in the Transactions to be approved for listing on the New York Stock Exchange and the Toronto Stock Exchange before the closing of the Transactions, subject to official notice of issuance;

•	cause the shares of Spinco common stock to be issued upon exchange of the exchangeable shares and upon exercise of options to purchase shares of Spinco common stock (to be received under the Arrangement in exchange for Domtar stock options) to be approved for listing on the New York Stock Exchange and the Toronto Stock Exchange before the closing of the Transactions, subject to official notice of issuance; and

•	cause the exchangeable shares of Newco Canada Exchangeco to be approved for listing on the Toronto Stock Exchange before the closing of the Transactions.

Spinco has been authorized to list its common stock on the New York Stock Exchange. An application has been made to the Toronto Stock Exchange for listing of the Spinco common stock and exchangeable shares. The proposed stock symbols are set forth below.

Class of Securities	NYSE Symbol	TSX Symbol
Spinco common stock	UFS	UFS
Exchangeable shares	N/A	UFX

Spinco and Newco Canada Exchangeco do not intend to list these shares on any other stock exchange. Domtar has agreed to use its reasonable best efforts to cause the Class B common shares of Offerco to be listed and posted for trading on the Toronto Stock Exchange. An application has been made to the Toronto Stock Exchange to list the Class B common shares of Offerco. Such shares will be listed and posted for trading throughout the time that they are issued and outstanding. Such shares, upon their issuance, will be immediately exchanged for Spinco common stock or exchangeable shares under the Arrangement.

The Domtar Series A preferred shares and Domtar Series B preferred shares will remain listed on the Toronto Stock Exchange upon completion of the combination under the symbols “DTC.PR.A” and “DTC.PR.B”, respectively.

Issue and Resale of Exchangeable Shares and Shares of Spinco Common Stock Received in the Arrangement

U.S.

The issuance of Class B common shares of Offerco to holders of Domtar common shares, and the issuance of shares of Spinco common stock and exchangeable shares of Newco Canada Exchangeco to holders of Class B common shares under the Arrangement, will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). The Class B common shares, the shares of Spinco common stock and the exchangeable shares issued in connection with the Arrangement will be issued in reliance upon the exemption from registration available under Section 3(a)(10) of the U.S. Securities Act. Section 3(a)(10) exempts securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of the securities have been approved by any court or authorized governmental authority, after a hearing upon the fairness of the terms and conditions of exchange at which all persons to whom the securities will be issued have the right to appear. The court is authorized to conduct a hearing to determine the fairness of the terms and conditions of the Arrangement, including the proposed issuance of securities in exchange for other outstanding securities. On January 26, 2007, the Superior Court, District of Montréal, Province of Québec issued the interim order and, subject to the approval of the Arrangement by the Domtar securityholders, a hearing for the court’s final order approving the Arrangement will be held on or about February 27, 2007 by the Superior Court District of Montréal, Province of Québec.

The shares of Spinco common stock and the exchangeable shares issued in the Arrangement will be freely transferable under U.S. federal securities laws, except by persons who are deemed to be “affiliates” (as that term is defined under the U.S. Securities Act) of Domtar prior to the combination or persons who are affiliates of Spinco after the combination. Shares held by affiliates of Domtar or Spinco may be resold only in transactions made in compliance with Rule 903 or Rule 904 of Regulation S under the U.S. Securities Act, the resale provisions of Rule 145(d)(1), (2) or (3) under the U.S. Securities Act or as otherwise permitted under the U.S. Securities Act. Rule 145(d)(1) generally provides that “affiliates” of Domtar may not sell securities of Spinco received in the combination unless the sale is effected by use of an effective registration statement or in compliance with the volume, current public information, manner of sale and timing limitations set forth in paragraphs (c), (e), (f) and (g) of Rule 144 under the U.S. Securities Act. These limitations generally permit sales made by an affiliate in any three-month period that do not exceed the greater of 1% of the outstanding shares of Spinco common stock or the average weekly reported trading volume in those securities over the four calendar weeks preceding the placement of the sell order, provided the sales are made in unsolicited, open market “broker transactions” and that current public information on Spinco is available. Persons who may be deemed to be affiliates of an issuer generally include individuals or entities that directly or indirectly control, are controlled by, or are under common control with, that issuer and may include officers and directors of the issuer as well as beneficial owners of 10% or more of any class of capital stock of the issuer. Rules 145(d)(2) and (3) generally provide that these limitations lapse for non-affiliates of Spinco (who were affiliates of Domtar prior to exchange of shares in the Arrangement) after a period of one or two years, depending upon whether specified currently available information continues to be publicly available with respect to the Spinco.

This document does not cover any resales of shares of Spinco common stock received in the Arrangement by any person who may be deemed an affiliate of Spinco after the combination.

Canada

The issuance of Class B common shares of Offerco to holders of Domtar common shares, the issuance of exchangeable shares of Newco Canada Exchangeco and shares of Spinco common stock to holders of Class B common shares, in each case, under the Arrangement and the issuance of shares of Spinco common stock to holders of exchangeable shares as contemplated under “Information Concerning Newco Canada Exchangeco – Description of Exchangeable Shares of Newco Canada Exchangeco” will be exempt from the prospectus and registration requirements (and the rights and protections otherwise afforded under these requirements). The resale of the exchangeable shares of Newco Canada Exchangeco and shares of Spinco common stock received in connection with the Arrangement will be “freely tradable” (subject to customary restrictions).

Ongoing Canadian Reporting Obligations

Spinco, upon completion of the Arrangement, will be a reporting issuer (or equivalent status) in several Canadian provinces and territories. It is intended that an application will be made to the Canadian securities regulatory authorities to permit Spinco to satisfy its Canadian statutory and financial reporting obligations, including in respect of insider reporting, by complying with applicable U.S. securities laws. This exemption is expected to be conditional on Spinco filing with the relevant Canadian securities regulatory authorities copies of its reports and other materials filed with the SEC. Newco Canada Exchangeco, upon completion of the Arrangement, is expected to become a reporting issuer (or equivalent status) in several Canadian provinces and territories. It is intended that an application will be made to the Canadian securities regulatory authorities to exempt Newco Canada Exchangeco from Canadian statutory financial and reporting requirements, including in respect of insider reporting. This exemption is expected to be conditional on Spinco filing with the relevant Canadian securities regulatory authorities copies of certain of Spinco’s reports filed with the SEC and that holders of exchangeable shares receive certain materials that are sent to holders of Spinco common stock, including annual and interim financial statements of Spinco and stockholder meeting materials. Domtar will remain a reporting issuer in all provinces and territories of Canada upon completion of the combination as the Domtar preferred shares will remain listed on the Toronto Stock Exchange. Offerco, upon completion of the Arrangement, will be a reporting issuer (or equivalent status) in several Canadian provinces and territories. Offerco intends to apply to the Canadian securities regulatory authorities to cease to be a reporting issuer upon completion of the combination.

Treatment of Domtar Equity Awards

As of January 22, 2007, there were outstanding Domtar stock options to purchase Domtar common shares which, when vested, would be exercisable to acquire a total of 4,401,757 Domtar common shares at prices between Cdn.$6.23 to Cdn.$16.52 with various expiration dates from March 2007 to February 2016.

The Transaction Agreement provides that, and the Arrangement (when consummated) will provide that:

•

each Domtar stock option (other than a Domtar stock option that has an exercise price equal to or less than the volume-weighted average (rounded to the nearest 1/10,000) of the trading prices of the Domtar common shares on the New York Stock Exchange as reported by Bloomberg Financial Markets for the last trading day immediately prior to the Distribution (rounded up to the nearest whole cent)), whether vested or unvested, will be exchanged, on the same terms and conditions as were applicable under the Domtar stock option, for an option to purchase a number of shares of common stock of Spinco (rounded down to the nearest whole number) of equivalent value determined using the Black-Scholes option pricing model based on assumptions that are consistent with Domtar’s 2005 financial statements, and having an exercise price per share equal to the volume-weighted average (rounded to the nearest 1/10,000) of the trading prices of the Domtar common shares on the New York Stock Exchange as reported by Bloomberg Financial Markets for the last trading day immediately prior to the Distribution (rounded up to the nearest whole cent);

•	each Domtar stock option that has an exercise price equal to or less than the volume-weighted average (rounded to the nearest 1/10,000) of the trading prices of the Domtar common shares on the New York Stock Exchange as reported by Bloomberg Financial Markets for the last trading day immediately prior to the Distribution (rounded up to the nearest whole cent), whether vested or unvested, will be exchanged, on the same terms and conditions as were applicable under the Domtar stock option, for an option to purchase that number of shares of common stock of Spinco equal to the number of Domtar common shares subject to the Domtar stock option and the exercise price per share will be equal to the exercise price per share of such option immediately prior to the exchange;

•	each outstanding right to be granted bonus Domtar common shares under the Domtar Executive Stock Option and Share Purchase Plan (except those cancelled as described below) will be exchanged, on a one-for-one basis, for a right to be granted bonus shares of Spinco common stock;

•	each outstanding award of restricted Domtar common shares will be exchanged for Class B common shares of Offerco, which will then be exchanged, on a one-for-one basis, on the same terms and conditions as applied to the Domtar restricted share awards, for awards of restricted shares of Spinco common stock (or awards of restricted exchangeable shares of Newco Canada Exchangeco, as the case may be); and

•	each outstanding grant of deferred share units and each outstanding grant of performance share units (if any) with respect to Domtar common shares will be exchanged on a one-for-one basis, on the same terms and conditions as applied to the Domtar deferred share unit or the performance share unit (with appropriate adjustments to the performance criteria applicable to any performance share unit to give effect to the Transactions), for deferred share units or performance share units, as applicable, with respect to shares of Spinco common stock.

The Transaction Agreement also provides that, and the Arrangement (when consummated) will provide that, subject to and upon consummation of the Transactions, Domtar will forgive the balance of any loan extended to a current or former employee under the Domtar Executive Stock Option and Share Purchase Plan in connection with the exercise of rights to purchase Domtar common shares thereunder in an amount equal to the excess of the loan amount (plus any outstanding interest) over the fair value of the Domtar common shares pledged as security for the loan. Each current or former employee with an outstanding loan will be required to return the pledged shares to Domtar for cancellation in repayment of the remaining portion of his or her loan and any rights to receive bonus common shares granted in connection with his or her exercise of rights to purchase Domtar common shares under the plan will be extinguished. Any outstanding forward purchase contracts for Domtar common shares entered into between Domtar and a current or former employee under the Domtar Executive Stock Option and Share Purchase Plan will also be cancelled as of the date of the consummation of the Transactions. Any rights to receive bonus common shares granted in connection with those contracts will also be cancelled. Domtar will also provide the employees an amount sufficient to cover any taxes payable by the employees in connection with any loan forgiveness and/or cancellation of any share purchase contract pursuant to the Arrangement.

If you hold exercisable Domtar stock options and wish to exercise them to acquire Domtar common shares in order to elect to ultimately receive exchangeable shares and/or shares of Spinco common stock, then prior to 5:00 p.m. (Montréal time) on the third trading day prior to the date of closing of the Transactions you should exercise your options through your Solium Shareworks account at www.solium.com or by telephone at the following toll-free number: 1-877-380-7793. Domtar optionholders are under no obligation to exercise their Domtar stock options before the Effective Time. If the Domtar securityholders resolution is passed, Domtar stock options not executed prior to the Effective Time will be exchanged for options to purchase Spinco common stock as set forth above.

Dissenting Domtar Shareholder’s Rights

If you are a registered holder of Domtar common shares or Domtar preferred shares, in accordance with the interim order issued by the Superior Court, District of Montréal, Province of Québec, you will have the right to dissent from the Domtar securityholders resolution. If the Arrangement becomes effective and you properly dissent from the Domtar securityholders resolution in compliance with Section 190 of the Canada Business Corporations Act, you will be entitled to be paid by Domtar, the fair value of the Domtar common shares (which payment will be made on behalf of Offerco) or the Domtar preferred shares you hold, determined as of the Effective Time of the Arrangement.

If you want to dissent, you must dissent with respect to all your Domtar shares of a class held by you on behalf of any one beneficial owner and registered in your name. As a consequence, you may only exercise the right to dissent in respect of the Domtar shares that are registered in your name.

In many cases, people beneficially own shares that are registered either:

•	in the name of an intermediary, such as a bank, trust company, securities dealer, broker, trustee or administrator of “registered retirement savings plans,” “registered retirement income funds”, “registered educational savings plans” and similar plans and their nominees, as these terms are defined under the Income Tax Act (Canada); or

•	in the name of a clearing agency in which the intermediary participates, such as The Canadian Depositary for Securities Limited or The Depository Trust Company.

If you want to dissent and your Domtar shares are registered in someone else’s name, you must contact your intermediary and either:

•	instruct your intermediary to exercise the dissent rights on your behalf (which, if the Domtar shares are registered in the name of a clearing agency, will require that the Domtar shares first be re-registered in your intermediary’s name); or

•	instruct your intermediary to re-register the Domtar shares in your name, in which case you will have to exercise your dissent rights directly.

In other words, if your Domtar shares are registered in someone else’s name, you will not be able to exercise your dissent rights directly unless the shares are re-registered in your name.

If you want to dissent in respect of the Domtar securityholders resolution, you must provide a written dissent notice to Domtar’s corporate secretary at Domtar Inc., 395 de Maisonneuve Blvd. West, Montréal, Québec, Canada H3A 1L6, Attention: Corporate Secretary, facsimile number 514-848-6850, not later than 5:00 p.m. (Montréal time) on the business day immediately preceding the Domtar special meeting (or any adjournment or postponement of the Domtar special meeting). If you do not strictly comply with this requirement, you could lose your right to dissent. This requirement is different from the statutory dissent procedures of the Canada Business Corporations Act, which would permit a dissent notice to be provided at or prior to the Domtar special meeting.

If you send a dissent notice, you still have the right to vote at the Domtar special meeting. However, under the Canada Business Corporations Act if you send a dissent notice and then vote in favour of the Domtar securityholders resolution, you will no longer be considered a dissenting Domtar shareholder with respect to that class of Domtar shares voted in favour of the Domtar securityholders resolution. You must either vote against the Domtar securityholders resolution or abstain to dissent.

The Canada Business Corporations Act does not provide (and Domtar will not assume) that a vote against the Domtar securityholders resolution or an abstention constitutes a dissent notice. Similarly, if you give someone a proxy to vote for the Domtar securityholders resolution and then revoke the proxy, your revocation does not constitute a dissent notice. However, if you want to dissent, you should revoke any proxy that instructs the proxy holder to vote for the Domtar securityholders resolution to prevent the proxy holder from voting your Domtar shares in favour of the Domtar securityholders resolution and causing you to forfeit your dissent rights. For instructions on revoking a proxy, see “Special Meeting of Domtar Securityholders – Revocation of Proxies”.

If you dissent, Domtar is required to notify you that the Domtar securityholders resolution has been adopted within 10 days after Domtar’s securityholders adopt the resolution. Domtar is not required to send you a notice if you vote for the Domtar securityholders resolution or withdraw your dissent notice.

If you dissent, you must send Domtar (to its corporate secretary at the address above) a written demand for payment within 20 days after you receive Domtar’s notice that the Domtar securityholders resolution has been adopted. If you do not receive that notice, you must send a written demand for payment of the fair value of your Domtar shares within 20 days after you learn that the Domtar securityholders resolution has been adopted. Your demand for payment of the fair value of your Domtar shares must contain:

•	your name and address;

•	the number of Domtar common shares or Domtar preferred shares, or both, for which you are dissenting; and

•	a demand for payment of the fair value of such shares.

Within 30 days of sending a demand for payment, you must send Domtar (to its corporate secretary at the address above) the share certificates representing your dissenting Domtar shares. If you do not send in your share certificates, you forfeit your right to dissent. The Domtar transfer agent will endorse on your share certificates a notice that you are a dissenting Domtar shareholder and will then send the share certificates back to you.

After you send your demand for payment, you will no longer have any rights as a Domtar shareholder other than the right to be paid the fair value of your shares unless:

•	you withdraw your demand for payment before Domtar makes a written offer to pay;

•	Domtar does not make you a timely written offer to pay and you withdraw your demand for payment; or

•	Domtar’s board of directors revokes the Domtar securityholders resolution.

In all three cases described above, your rights as a Domtar shareholder will be reinstated, and in the first two cases, your Domtar shares will be subject to the Arrangement if it has been completed.

Under the Arrangement, if you duly exercise your dissent rights and are ultimately determined to have the right to be paid the fair value of your Domtar shares, you will be deemed to have transferred your Domtar shares to Offerco, in the case of the Domtar common shares, and transferred your Domtar shares to Domtar for cancellation, in the case of the Domtar preferred shares in each case, at the Effective Time of the Arrangement. If you exercise your dissent rights but are ultimately determined for any reason not to have the right to be paid the fair value of your Domtar shares, you will be deemed to have participated in the Arrangement like any non-dissenting Domtar shareholder and you will receive one Class B common share of Offerco for each Domtar common share held by you and you will be deemed, under the Arrangement, to have elected to receive exchangeable shares or Spinco common stock, in accordance with the Arrangement. If your address, as shown in the Offerco share register (which will be identical to the share register for the Domtar common shares) is in Canada, you will receive exchangeable shares in exchange for the Class B common shares you received in the Arrangement. If your address, as shown in the Offerco share register (which will be identical to the share register for the Domtar common shares) is not in Canada, you will receive shares of Spinco common stock in exchange for the Class B common shares you received in the Arrangement. If you are a holder of Domtar preferred shares, you will continue to hold the Domtar preferred shares upon completion of the Arrangement.

If you properly dissent, within seven days after the later of the Effective Date of the Arrangement and the date when Domtar receives your demand for payment, Domtar is required to send you an offer to pay for your Domtar shares. That offer must be in an amount that Domtar’s board of directors considers, as the case may be, to be the fair value of the Domtar shares. Domtar must also send you a statement with the offer to pay showing how the fair value was determined. Every offer to pay for a dissenting Domtar shareholder’s shares must be on the same terms for Domtar shares of the same class. Domtar must pay for your Domtar shares within 10 days after you accept the offer to pay, but the offer of Domtar to pay you will lapse if your acceptance is not received within 30 days after it has made the offer to pay.

If you do not accept the offer or if Domtar fails to make you an offer to pay after you have sent your demand for payment, Domtar may apply to a court in the Province of Québec to fix a fair value for the Domtar shares of all dissenting Domtar shareholders. If Domtar decides to apply to a court to fix the fair value, it must do so within 50 days after the Effective Date of the Arrangement or within any longer period that the court allows. If Domtar fails to apply to a court, you may apply to a court in Québec for the same purpose within a further period of 20 days or within any longer period that the court allows. You are not required to give security for the costs of applying to a court.

If Domtar, you or another dissenting Domtar shareholder applies to a court, all dissenting Domtar shareholders whose Domtar shares have not been purchased by Domtar or Offerco will be joined as parties and will be bound by the court’s decision. Domtar will be required to notify each affected dissenting Domtar shareholder of the date, place and consequences of the application and of such shareholder’s right to appear and be heard in person or by counsel. The court may determine whether any person is a dissenting Domtar shareholder who should be joined as a party, and the court will then fix a fair value for the Domtar shares of all dissenting Domtar shareholders. The court will render a final order against Domtar in favour of each dissenting Domtar shareholder and for the amount of the fair value of the dissenting Domtar shareholder’s shares. The court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Domtar dissenting shareholder from the Effective Date of the Arrangement until the date of payment.

This is a summary of the dissenting Domtar shareholder provisions of the Arrangement and the Canada Business Corporations Act, which are technical and complex. Complete copies of the Arrangement and Section 190 of the Canada Business Corporations Act are attached as Annexes “E” and “J”, respectively. If you want to dissent, Domtar recommends that you seek legal advice because, if you fail to comply strictly with the provisions of the Arrangement and the Canada Business Corporations Act, you could forfeit your dissent rights.

The Canadian federal income tax consequences to a holder of Domtar common shares or Domtar preferred shares who exercises dissent rights and who receives fair value for the holder’s shares from Domtar may be different from the consequences to a holder who participates in the Arrangement. For more information see “Material Income Tax Considerations – Material Canadian Federal Income Tax Considerations to Domtar Shareholders”.

THE CONTRIBUTION AND DISTRIBUTION AGREEMENT

The following is a summary of material provisions of the Contribution and Distribution Agreement. This summary is qualified by reference to the Contribution and Distribution Agreement, which is attached as Annex “C”. Domtar urges you to read the Contribution and Distribution Agreement in its entirety.

The provisions of the Contribution and Distribution Agreement are qualified by information in confidential disclosure schedules.

General

The Contribution and Distribution Agreement between Weyerhaeuser, Spinco and Newco provides for, among other things, the principal corporate transactions required to effect the Contribution and the Distribution and certain other terms governing the relationship between Weyerhaeuser, Spinco and Newco.

The Contribution

The Newco Contribution

Pursuant to the Contribution and Distribution Agreement, Weyerhaeuser will transfer to Newco certain of its fine paper and related assets to Newco, which include, subject to certain exceptions, the business, properties, assets, goodwill and rights (including lease, license and other contractual rights) of whatever kind and nature, real or personal, tangible or intangible, that are owned by Weyerhaeuser or its subsidiaries immediately prior to the Contribution and used or held for use primarily in the operation or conduct of the Weyerhaeuser Fine Paper Business.

Also pursuant to the Contribution and Distribution Agreement, Newco will assume certain of Weyerhaeuser’s fine paper and related liabilities, which include, subject to certain exceptions, all obligations, liabilities and commitments of any nature of Weyerhaeuser or its subsidiaries arising out of or primarily relating to the assets that are being transferred by Weyerhaeuser to Newco, the Weyerhaeuser Fine Paper Business or the operation or conduct of the Weyerhaeuser Fine Paper Business prior to, on or after the date of the Contribution.

The Contribution and Distribution Agreement defines the Weyerhaeuser Fine Paper Business to include, subject to certain exceptions, the following operations:

•	the uncoated free sheet and papergrade pulp operations conducted at Weyerhaeuser’s facilities in Hawesville, Kentucky; Marlboro, South Carolina; Kingsport, Tennessee; Johnsonburg, Pennsylvania; Rothschild, Wisconsin; Dryden, Ontario and Prince Albert, Saskatchewan (currently not in operation);

•	the chip mill, uncoated free sheet, papergrade pulp and fluff pulp operations conducted at Weyerhaeuser’s facility in Plymouth, North Carolina;

•	the papergrade and specialty pulp operations conducted at Weyerhaeuser Company Limited’s facilities in Kamloops, British Columbia;

•	the uncoated free sheet converting operations conducted at certain specified facilities of Weyerhaeuser;

•	the forms operations conducted at Weyerhaeuser’s facilities in Dallas, Texas; Indianapolis, Indiana; Langhorne, Pennsylvania; Rock Hill, South Carolina and Cerritos, California;

•	the coated groundwood and thermo-mechanical pulping operations conducted at Weyerhaeuser’s facility in Columbus, Mississippi;

•	the chip mill operations conducted at certain specified facilities of Weyerhaeuser;

•	the operations conducted at Weyerhaeuser’s facilities in Fort Mill, South Carolina;

•	the logging and forest management operations conducted pursuant to certain specified forest licenses;

•	the sawmill operations conducted at Weyerhaeuser’s facilities in Ear Falls, Ontario and in Big River, Saskatchewan; and

•	the operations conducted at Weyerhaeuser’s regional replenishment centers, warehouses and sales offices used in connection with any of the other operations referred to above.

The assets transferred and the liabilities assumed pursuant to the Contribution and Distribution Agreement exclude all assets and liabilities of Weyerhaeuser’s Canadian subsidiaries relating to the Weyerhaeuser Fine Paper Business, which will be transferred and assumed pursuant to a separate agreement among Weyerhaeuser’s Canadian subsidiaries and a Canadian subsidiary of Newco. See “The Canadian Asset Transfer Agreement”.

For a more detailed description of the assets and properties to be transferred to Newco, see “Business of Spinco Before the Arrangement – Facilities and Properties”.

The Spinco Contribution

Prior to the Distribution and the Arrangement, Weyerhaeuser will contribute all the issued and outstanding limited liability company interests of Newco to Spinco in exchange for:

•	$1.35 billion in cash; and

•	the issuance to Weyerhaeuser of a number of shares of Spinco common stock determined as set forth under “The Transactions – The Contribution – Determination of Number of Shares of Spinco Common Stock to be Issued to Weyerhaeuser”.

The Spinco Financing

The Contribution and Distribution Agreement provides that, prior to the Spinco Contribution, Spinco will enter into a three-month unsecured term loan facility under which it will borrow a principal amount of $1.35 billion. This three-month unsecured term loan facility will be converted immediately following the consummation of the Transactions to be part of a new seven-year senior secured credit facility of Spinco. Spinco also intends to enter into a five-year senior secured revolving credit facility upon completion of the Transactions. See “Financing”.

Working Capital Adjustment

The Contribution and Distribution Agreement provides for an adjustment following the consummation of the Transactions to be paid by Weyerhaeuser or Spinco, as the case may be, if the closing working capital of Spinco falls outside certain parameters. If the closing working capital of Spinco is less than $500 million, Weyerhaeuser will pay to Spinco the amount by which the closing working capital is less than $500 million. If the closing working capital exceeds $600 million, Spinco will pay to Weyerhaeuser the amount by which closing working capital exceeds $600 million. Subject to certain limitations, any disagreement between the parties as to the amount, if any, of the adjustment will be determined through arbitration by an independent accounting firm.

Payment with respect to Shared Accounts Receivable, Shared Accounts Payable and Shared Inventory

The Contribution and Distribution Agreement provides for a payment by Weyerhaeuser to Spinco following the consummation of the Transactions in an amount equal to the sum of the amount of shared accounts receivable and the amount of shared inventory, minus the amount of shared accounts payable, in each case as reflected on Spinco’s balance sheet as of the date of the consummation of the Transactions.

“Shared accounts receivable” refers to certain accounts receivable pursuant to which a payment is owed by a third party to the Weyerhaeuser Fine Paper Business and Weyerhaeuser’s other businesses, and “shared accounts payable” refers to certain accounts payable pursuant to which a payment is owed collectively by the

Weyerhaeuser Fine Paper Business and any of Weyerhaeuser’s other businesses to a third party. “Shared inventory”, refers to certain finished pulp manufactured at facilities that are part of the Weyerhaeuser Fine Paper Business but that, on the date of the Contribution, is located at Weyerhaeuser facilities that are part of Weyerhaeuser’s other businesses.

The amount of this payment may be subject to certain adjustments. Subject to certain limitations, any disputes among the parties shall be resolved as a part of the arbitration by an independent accounting firm applicable to disputes with respect to the closing working capital statement.

Covenants

Weyerhaeuser, Spinco and Newco have agreed to take and to refrain from taking certain actions following the consummation of the Transactions. These actions include:

•	Weyerhaeuser will not, and will not permit any of its subsidiaries to, waive or amend any confidentiality agreement between Weyerhaeuser or any of its subsidiaries and any third party to the extent such waiver or amendment adversely affects the confidentiality of information related to the Weyerhaeuser Fine Paper Business and, subject to certain conditions, Weyerhaeuser will, and will cause each of its subsidiaries to, enforce in accordance with its terms any such confidentiality agreement;

•	following the Distribution, if Spinco negotiates any changes in benefit levels or cost sharing that increase the retiree benefits under a collective bargaining agreement for Canadian employees that are intended to be transferred to Newco or any subsidiary of Newco, Spinco will ensure that such changes will not apply to any persons who retired prior to the date of the Distribution. In the event that, notwithstanding this limitation, Spinco negotiates any changes in benefit levels or cost sharing that increase the retiree benefits under a collective bargaining agreement for Canadian employees that were intended to be transferred to Newco or any subsidiary of Newco but who are not actually transferred to Newco or any subsidiary of Newco and who retired prior to the date of the Distribution, Spinco will promptly reimburse Weyerhaeuser for all costs, expenses or liabilities resulting from such increase and will indemnify and hold harmless Weyerhaeuser and its affiliates for any liabilities arising in connection therewith;

•	within specified time periods after the consummation of the Transactions, Newco will make all necessary filings and take all other necessary actions to discontinue any references to certain trade names owned by Weyerhaeuser that are not being transferred to Newco;

•	Newco will allow Weyerhaeuser to have reasonable access to the facility located in Plymouth, North Carolina for the purpose of removing a containerboard machine and related assets. Weyerhaeuser will complete this asset removal within one year of the date of the Distribution;

•	subject to certain exceptions, for a period of three years after the date of the Distribution, Weyerhaeuser and its subsidiaries will not, directly or indirectly, engage in activities or businesses, or establish any new businesses, within North America that are substantially in competition with the uncoated free sheet operations (including uncoated free sheet converting operations) and the forms operations included in the Weyerhaeuser Fine Paper Business as conducted on the date of the Distribution; and

•

following the Distribution, Weyerhaeuser will cooperate, and will request its independent accountants to cooperate, with Spinco in providing information for the preparation of any reports that are required to be filed by Spinco with the SEC pursuant to Section 13 or 15(d) of the U.S. Exchange Act, with respect to any fiscal quarter up to and including the fourth complete fiscal quarter following the date of the Distribution. Spinco and Newco, jointly and severally, will indemnify, defend and hold harmless Weyerhaeuser from and against any and all losses, under the U.S. Exchange Act or otherwise, in connection with these quarterly reports except to the extent arising or resulting from information provided by Weyerhaeuser for inclusion in these reports that is inaccurate or incomplete in any material respect.

Conditions to the Contribution and the Distribution

The obligations of Weyerhaeuser pursuant to the Contribution and Distribution Agreement to effect the Contribution and the Distribution are subject to the fulfillment (or waiver by Weyerhaeuser), at or prior to the date of the Contribution, of the condition that each of the parties to the Transaction Agreement has irrevocably confirmed to each other that each condition in the Transaction Agreement to such party’s respective obligations to effect the transactions contemplated thereby have been fulfilled or will be fulfilled at the time the Arrangement becomes effective or are waived. See “The Transactions – Conditions to the Transactions”.

Subsequent Transfers

The Contribution and Distribution Agreement provides that Weyerhaeuser will not be obligated to transfer to Newco, and Newco will not be obligated to accept or assume, any asset or liability intended to be transferred, assigned or assumed pursuant to the Contribution and Distribution Agreement until the time that all legal impediments are removed and/or all consents and/or governmental approvals necessary for the legal transfer and/or assumption thereof are obtained. If and when the legal impediments, consents or governmental approvals, the failure to remove or the absence of which caused the deferral of the transfer or assumption of the asset or liability, are removed or obtained, the transfer and assumption of the asset or liability will be promptly effected in accordance with the terms of the Contribution and Distribution Agreement, without the payment of additional consideration.

The Contribution and Distribution Agreement also requires that if, at any time following the date of the Contribution, Weyerhaeuser, Spinco or Newco, will receive or otherwise possess any asset that is allocated to any other party pursuant to the agreement, Weyerhaeuser, Spinco or Newco will promptly transfer this asset to the party so entitled thereto.

Mutual Release; Indemnification

Mutual Release of Pre-Closing Claims

Weyerhaeuser, on the one hand, and Spinco and Newco, on the other hand, have each agreed to release the other from any and all claims that they may have which arise from any acts or events occurring or failing to occur or any conditions existing on or before the date of the Distribution. The mutual release is subject to specified exceptions set forth in the Contribution and Distribution Agreement. These exceptions include:

•	any liability assumed, transferred, assigned or allocated to Weyerhaeuser, Spinco or Newco in accordance with, or any other liability of Weyerhaeuser, Spinco or Newco under the Contribution and Distribution Agreement or any other agreement contemplated thereby;

•	any liability that the parties may have with respect to indemnification pursuant to the Contribution and Distribution Agreement for claims brought against the parties by third parties; and

•	any liability the release of which would result in the release of any third party.

Indemnification by Spinco and Newco

Spinco and Newco are obligated to indemnify, defend and hold harmless Weyerhaeuser, its subsidiaries, and each of their affiliates, officers, directors, employees and shareholders from and against all losses arising out of:

•	any liability assumed by Newco in connection with the Contribution;

•

any liabilities (including third-party claims) imposed on, sustained, incurred or suffered by any of the Weyerhaeuser indemnified parties arising out of or relating primarily to the Weyerhaeuser Fine Paper

Business, the assets transferred to Newco in connection with the Contribution or the failure by Newco to pay, perform or otherwise promptly discharge any liabilities that are assumed by Newco in connection with the Contribution;

•	any claim that any action or omission by Spinco or Newco after the date of the consummation of the Transactions gives rise to any severance or other similar benefits with respect to, or constitutes an actual or constructive termination or severance of employment of, any employee who is transferred to Newco;

•	any discontinuance, suspension or modification by Spinco or Newco on or after the date of the Distribution of any employee benefit plan, program, arrangement or policy; and

•	any liabilities in respect of the financing described under “Financing” and all agreements relating to such financing.

Indemnification by Weyerhaeuser

Weyerhaeuser is obligated to indemnify, defend and hold harmless Spinco, its subsidiaries and each of their affiliates, officers, directors, employees and shareholders from and against all losses arising out of:

•	any liability retained by Weyerhaeuser after the Contribution;

•	all liabilities (including third-party claims) imposed on, sustained, incurred or suffered by any of Spinco indemnified parties arising out of or relating primarily to the Weyerhaeuser business (other than the Weyerhaeuser Fine Paper Business), the assets retained by Weyerhaeuser after the Contribution or the failure by Weyerhaeuser to pay, perform or otherwise promptly discharge any liabilities retained by Weyerhaeuser after the Contribution;

•	any fees, expenses or other payments incurred or owed by Weyerhaeuser to any agent, broker, investment banker or other firm employed by it in connection with the Transactions after Spinco has paid the portion of such expenses for which it is responsible under the Transaction Agreement; and

•	any claim that certain actions taken prior to or on the date of the consummation of the Transactions give rise to any severance or other similar benefits with respect to, or constitute an actual or constructive termination or severance of employment of, any employee who is transferred to Newco or any employee of Weyerhaeuser who is not transferred to Newco.

The Contribution and Distribution Agreement provides that substantially similar indemnification provisions will apply to the parties to the Canadian Asset Transfer Agreement.

The indemnification provisions set forth in the Contribution and Distribution Agreement do not apply to any indemnification or other claims relating to taxes. Instead, these indemnification obligations are covered in the tax sharing agreement. See “Spinco’s Relationship With Weyerhaeuser After the Transactions – Tax Sharing Agreement”.

Insurance

Following the Distribution, Spinco will be responsible for obtaining and maintaining its own insurance coverage and will no longer be an insured party under Weyerhaeuser’s insurance policies. If any damage, destruction or other casualty loss occurs after March 25, 2006, but prior to the date of the Distribution or any liability arises prior to the date of the Distribution that is to be assumed by Newco pursuant to the Contribution and Distribution Agreement, Weyerhaeuser will assert a claim under its insurance policies, and surrender to Newco after the date of the Distribution any insurance proceeds received by Weyerhaeuser under its insurance policies with respect to such damage, destruction, liability or loss, less any amount of cash or proceeds applied by Weyerhaeuser to the physical restoration of that asset or payment of that liability. The amount of the insurance proceeds to be so surrendered to Newco will also be reduced by the amount of any applicable deductibles and co-payment provisions or any payment, reinsurance or reimbursement obligations of Weyerhaeuser in respect thereof. The Contribution and Distribution Agreement provides that, during the three years following the date of the Distribution (or, if later, until the final resolution of any relevant claim relating to the Weyerhaeuser Fine Paper Business), Weyerhaeuser and its subsidiaries will not amend, terminate, buy-out, extinguish or otherwise modify their liability under any insurance policy in a manner that would adversely affect Newco’s rights as described above. The foregoing will, however, not require Weyerhaeuser to renew or keep from lapsing any insurance policy.

Amendments; No Third-Party Beneficiaries

The Contribution and Distribution Agreement may not be waived or amended by any party, unless the waiver or amendment is in writing and signed by both (a) the person against whom it is sought to enforce such waiver or amendment; and (b) if such waiver or amendment occurs prior to the Effective Time, Domtar. Except for the provisions that provide for the consent of Domtar, which are for the benefit of Domtar, and certain other limited exceptions, nothing in the Contribution and Distribution Agreement is intended to or confers upon any person (other than the parties) any legal or equitable right, benefit or remedy of any nature whatsoever and no person (other than as so specified) will be a third-party beneficiary under or by reason of the Contribution and Distribution Agreement.

Termination

The Contribution and Distribution Agreement may be terminated by Weyerhaeuser prior to the date of the Distribution at any time following the termination of the Transaction Agreement. The Contribution and Distribution Agreement may otherwise only be terminated with the consent of Weyerhaeuser, Spinco, Newco and, prior to the date of the Distribution, Domtar.

THE CANADIAN ASSET TRANSFER AGREEMENT

Prior to or on the date of the Contribution, Weyerhaeuser will cause Weyerhaeuser Company Limited and Weyerhaeuser Saskatchewan Ltd., two Canadian subsidiaries of Weyerhaeuser, to enter into an agreement with Exchangeco Subsidiary (the “Canadian Asset Transfer Agreement”). Pursuant to the Canadian Asset Transfer Agreement, Weyerhaeuser Company Limited and Weyerhaeuser Saskatchewan Ltd. will transfer certain of their fine paper and related assets to Exchangeco Subsidiary, and Exchangeco Subsidiary will assume certain of Weyerhaeuser Company Limited’s and Weyerhaeuser Saskatchewan Ltd.’s fine paper and related liabilities. The transfer and assumption of these Canadian assets and liabilities pursuant to the Canadian Asset Transfer Agreement will occur on substantially the same terms and conditions as set forth in the Contribution and Distribution Agreement. See “The Contribution and Distribution Agreement”.

THE TRANSACTION AGREEMENT

The following is a summary of material provisions of the Transaction Agreement. This summary is qualified by reference to the Transaction Agreement, which is attached hereto as Annex “B”. Domtar urges you to read the Transaction Agreement in its entirety.

The provisions in the Transaction Agreement are qualified by information in confidential disclosure letters that Weyerhaeuser and Domtar have exchanged in connection with signing the Transaction Agreement. Domtar does not believe that the disclosure letters contain information that applicable securities laws requires Domtar to publicly disclose other than information that has already been so disclosed.

General

Spinco and Domtar will consummate the Arrangement that will result in Spinco indirectly owning all of the outstanding Domtar common shares.

The Effective Time

The Arrangement will become effective on the date that the certificate of arrangement is issued under Section 192 of the Canada Business Corporations Act giving effect to the Arrangement. The Distribution is expected to occur immediately prior to the Effective Time. The closing date of the Arrangement and the Distribution will be the date that is two business days after the satisfaction or waiver of the conditions precedent to the Arrangement and the Distribution or such other date as agreed between Weyerhaeuser and Domtar. See “The Transactions – Conditions to the Transactions”.

Arrangement Consideration

The Transaction Agreement provides that each Domtar common share that is not held by a holder who exercised its dissent rights will be exchanged, on a one-for-one basis, for one Class B common share of Offerco. Immediately following the exchange of Domtar common shares for Class B common shares of Offerco, each Class B common share of Offerco will be transferred to Newco Canada Exchangeco for one share of Spinco common stock or one exchangeable share of Newco Canada Exchangeco. Each exchangeable share will be exchangeable at any time at the option of the holder for a share of Spinco common stock. See “Information Concerning Newco Canada Exchangeco – Description of Exchangeable Shares of Newco Canada Exchangeco” and “The Transaction Agreement – Treatment of Domtar Equity Awards” for a description of other arrangements affecting the consideration received by holders of Domtar common shares and equity awards as part of the Arrangement.

Corporate Offices

From and after the Effective Time, the head office of Spinco will be located in Montréal, Canada, and the operational headquarters of Spinco and its non-Canadian subsidiaries will be located in Fort Mill, South Carolina.

Related Transactions

The Transaction Agreement provides that, as a condition precedent to the Arrangement, Weyerhaeuser and Spinco will consummate and effect, or cause to be consummated and effected, the Canadian Asset Transfer in accordance with the Canadian Asset Transfer Agreement and the Contribution and the Distribution in accordance with the terms of the Contribution and Distribution Agreement. Also, under the terms of the Transaction Agreement, Weyerhaeuser, Spinco and/or their respective subsidiaries agreed to each execute at or prior to the consummation of the Transactions a tax sharing agreement, an intellectual property license agreement, a transition services agreement, certain supply agreements and certain site services agreements. In addition, Weyerhaeuser and Newco agreed to negotiate in good faith and use commercially reasonable efforts to enter into a joint purchase agreement. See “Spinco’s Relationship With Weyerhaeuser After the Transactions”.

Representations and Warranties

The Transaction Agreement contains customary representations and warranties between Weyerhaeuser and Spinco, on the one hand, and Domtar, on the other hand, which are substantially reciprocal. These representations and warranties relate to, among other things:

•	due organization, good standing and power;

•	subsidiaries and equity interests;

•	capital structure;

•	authority to enter into and perform the Transaction Agreement and the other agreements executed in connection therewith as well as the execution, delivery and enforceability of such agreements;

•	no conflicts, consents and governmental approvals;

•	securities law filings, financial statements and absence of undisclosed liabilities;

•	accuracy of information supplied;

•	absence of certain changes or events;

•	taxes;

•	benefit plans;

•	employment agreements and ERISA compliance;

•	labour matters;

•	litigation;

•	compliance with applicable laws;

•	brokers;

•	compliance with environmental laws;

•	title to properties;

•	intellectual property matters;

•	insurance;

•	material agreements;

•	opinion of financial advisors; and

•	real estate.

In addition, the Transaction Agreement also contains representations and warranties by Weyerhaeuser and Spinco with respect to affiliate transactions and sufficiency of assets.

Many of the representations and warranties contained in the Transaction Agreement are subject to materiality qualifications, knowledge qualifications, or both, and none of the representations and warranties survive the Effective Time.

Conduct of Business Pending the Consummation of the Transactions

Each of Weyerhaeuser, Spinco and Domtar have agreed to restrictions on its activities until the Effective Time. In general, each of Weyerhaeuser, Spinco and Domtar (in the case of Weyerhaeuser, subject to certain exceptions, with respect to the Weyerhaeuser Fine Paper Business only) is required to conduct its business in the usual, regular and ordinary course in substantially the same manner as previously conducted and, to the extent consistent therewith, use all reasonable efforts to preserve intact its current business organization, maintain its material rights, licenses and permits, keep available the services of its current officers and employees and keep its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with them to the end that its goodwill and ongoing business will be unimpaired in any material respect at the Effective Time.

In addition, Weyerhaeuser, Spinco and Domtar have agreed to restrictions on certain activities and have undertaken certain obligations, in each case, after the Effective Time. For examples, see “– Non-Solicitation of Employees”, “– Directors and Officers Indemnification and Insurance”, “– Indemnification”, and “Spinco’s Relationship With Weyerhaeuser After the Transactions – Tax Sharing Agreement”.

Reasonable Best Efforts

The Transaction Agreement provides that each of the parties will use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Transactions. Such actions include, without limitation:

•	the obtaining of all necessary or advisable actions or non-actions, waivers, consents, and approvals;

•	the making of all necessary registrations and filings pursuant to the HSR Act, the Competition Act (Canada) and the Investment Canada Act;

•	the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any governmental authority; and

•	the defending of any lawsuits or other legal proceedings.

The Transaction Agreement, however, does not require any of the parties to dispose of any of its assets or to limit its freedom of action with respect to any of its businesses, or to agree to such disposition or limitation, in order to obtain any consents, authorizations, permits or approvals or to remove any impediments to the Transactions relating to the HSR Act, the Competition Act (Canada) and the Investment Canada Act or to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding relating to such legislation, other than dispositions, consents, commitments, or limitations that individually or in the aggregate, have not had and would not reasonably be expected to have a material adverse effect on the Weyerhaeuser Fine Paper Business and the Domtar business, taken as a whole.

Employee Matters

The Transaction Agreement provides that Weyerhaeuser will transfer employees of the Weyerhaeuser Fine Paper Business to Newco. No employee who is not employed in the Weyerhaeuser Fine Paper Business will be transferred. Employees of the Weyerhaeuser Fine Paper Business who are on short or long term disability (other than certain Canadian union employees) and U.S. employees on workers compensation will not be transferred until such time as they are determined to be no longer eligible for short or long term disability or workers compensation benefits and will then be offered comparable employment by Newco. With respect to employees that are employed in both the Weyerhaeuser Fine Paper Business and Weyerhaeuser’s other businesses, Weyerhaeuser and Domtar will cooperate to determine which employees or new hires are needed to operate the Weyerhaeuser Fine Paper Business.

Newco and Exchangeco Subsidiary will generally assume pre-closing employment and employee benefit plan liabilities relating to employees of the Weyerhaeuser Fine Paper Business other than liabilities under Weyerhaeuser’s stock plans, U.S. pension liabilities, Canadian pension liabilities with respect to non-union employees and pre-closing liabilities under applicable health and welfare plans, which will, subject to certain exceptions, be retained by Weyerhaeuser, Weyerhaeuser Company Limited or Weyerhaeuser Saskatchewan Ltd. Weyerhaeuser Company Limited and Weyerhaeuser Saskatchewan Ltd. will transfer and Exchangeco Subsidiary will assume certain Canadian pension plans relating to the Weyerhaeuser Fine Paper Business.

As of the Effective Time, employees that are transferred to Newco will no longer participate in Weyerhaeuser’s compensation and benefit plans but will participate in compensation and benefit plans of Newco or its subsidiaries that are substantially as favourable in the aggregate as Weyerhaeuser’s compensation and benefit plans were, except that certain disabled Canadian union employees will continue to participate in the Weyerhaeuser disability plans until they are no longer eligible for such benefits. Newco will reimburse Weyerhaeuser for costs associated with the continued participation by these employees in Weyerhaeuser’s disability plans. All prior service with Weyerhaeuser and its subsidiaries and any predecessor companies, and all participant elections, pre-existing conditions, co-payments and deductibles recognized, covered or credited under Weyerhaeuser’s benefit plans will be recognized, covered and credited under benefit plans of Newco and its subsidiaries other than for purposes of benefit accrual under any defined benefit pension plans.

Non-Solicitation of Employees

Under the terms of the Transaction Agreement, Weyerhaeuser and Domtar each agree not to, and not to permit their respective affiliates to, directly or indirectly, employ or attempt to employ any employee of Weyerhaeuser or any subsidiary of Weyerhaeuser (in the case of Domtar) or any employee of Newco or any subsidiary of Newco (in the case of Weyerhaeuser) for a period of two years after the Effective Time. These restrictions do not apply to the placement of “help wanted” advertisements, postings on internet job sites and searches by employment search companies that are not specifically targeting employees of Weyerhaeuser, any subsidiary of Weyerhaeuser, Newco or any subsidiary of Newco.

Treatment of Domtar Equity Awards

The Transaction Agreement provides that, and the Arrangement (when consummated) will provide that:

•	each Domtar stock option (other than a Domtar stock option that has an exercise price equal to or less than the volume-weighted average (rounded to the nearest 1/10,000) of the trading prices of the Domtar common shares on the New York Stock Exchange as reported by Bloomberg Financial Markets for the last trading day immediately prior to the Distribution (rounded up to the nearest whole cent)), whether vested or unvested, will be exchanged, on the same terms and conditions as were applicable under the Domtar stock option, for an option to purchase a number of shares of common stock of Spinco (rounded down to the nearest whole number) of equivalent value determined using the Black-Scholes option pricing model based on assumptions that are consistent with Domtar’s 2005 financial statements, and having an exercise price per share equal to the volume-weighted average (rounded to the nearest 1/10,000) of the trading prices of the Domtar common shares on the New York Stock Exchange as reported by Bloomberg Financial Markets for the last trading day immediately prior to the Distribution (rounded up to the nearest whole cent);

•	each Domtar stock option that has an exercise price equal to or less than the volume-weighted average (rounded to the nearest 1/10,000) of the trading prices of the Domtar common shares on the New York Stock Exchange as reported by Bloomberg Financial Markets for the last trading day immediately prior to the Distribution (rounded up to the nearest whole cent), whether vested or unvested, will be exchanged, on the same terms and conditions as were applicable under the Domtar stock option, for an option to purchase that number of shares of common stock of Spinco equal to the number of Domtar common shares subject to the Domtar stock option and the exercise price per share will be equal to the exercise price per share of such option immediately prior to the exchange;

•	each outstanding right to be granted bonus Domtar common shares under the Domtar Executive Stock Option and Share Purchase Plan (except those cancelled as described below) will be exchanged, on a one-for-one basis, for a right to be granted bonus shares of Spinco common stock;

•	each outstanding award of restricted Domtar common shares will be exchanged for Class B common shares of Offerco, which will then be exchanged, on a one-for-one basis, on the same terms and conditions as applied to the Domtar restricted share awards, for awards of restricted shares of Spinco common stock (or awards of restricted exchangeable shares of Newco Canada Exchangeco, as the case may be); and

•	each outstanding grant of deferred share units and each outstanding grant of performance share units (if any) with respect to Domtar common shares will be exchanged on a one-for-one basis, on the same terms and conditions as applied to the Domtar deferred share unit or the performance share unit (with appropriate adjustments to the performance criteria applicable to any performance share unit to give effect to the Transactions), for deferred share units or performance share units, as applicable, with respect to shares of Spinco common stock.

The Transaction Agreement also provides that, and the Arrangement (when consummated) will provide that, subject to and upon consummation of the Transactions, Domtar will forgive the balance of any loan extended to a current or former employee under the Domtar Executive Stock Option and Share Purchase Plan in connection with the exercise of rights to purchase Domtar common shares thereunder in an amount equal to the excess of the loan amount (plus any outstanding interest) over the fair value of the Domtar common shares pledged as security for the loan. Each current or former employee with an outstanding loan will be required to return the pledged shares to Domtar for cancellation in repayment of the remaining portion of his or her loan and any rights to receive bonus common shares granted in connection with his or her exercise of rights to purchase Domtar common shares under the plan will be extinguished. Any outstanding forward purchase contracts for Domtar common shares entered into between Domtar and a current or former employee under the Domtar Executive Stock Option and Share Purchase Plan will also be cancelled as of the date of the consummation of the Transactions. Any rights to receive bonus common shares granted in connection with those contracts will also be cancelled. Domtar will also provide the employees an amount sufficient to cover any taxes payable by the employees in connection with any loan forgiveness and/or cancellation of any share purchase contract pursuant to the Arrangement.

Treatment of Weyerhaeuser Equity Awards

The Transaction Agreement provides that each employee of Weyerhaeuser who will become an employee of Spinco and holds one or more Weyerhaeuser stock options, stock appreciation rights and/or restricted stock units will be given the opportunity to elect to either continue to hold all of his or her Weyerhaeuser stock options, stock appreciation rights and/or restricted stock units in accordance with their terms or surrender all of his or her Weyerhaeuser stock options, stock appreciation rights and/or restricted stock units in exchange for stock options, stock appreciation rights and/or restricted stock units (as appropriate) to be granted by Spinco. With respect to those Weyerhaeuser employees who will become employees of Spinco and who elect to exchange their Weyerhaeuser stock options, stock appreciation rights and/or restricted stock units for stock options, stock appreciation rights and/or restricted stock units (as appropriate) to be granted by Spinco immediately prior to the Distribution:

•	each outstanding Weyerhaeuser stock option (whether vested or unvested) will be surrendered to Weyerhaeuser in exchange for an option granted by Spinco to acquire, on the same terms and conditions as were applicable to the Weyerhaeuser stock option, a number of shares of Spinco common stock (rounded down to the nearest whole share), determined by multiplying the number of Weyerhaeuser common shares subject to the Weyerhaeuser stock option by a fraction, the numerator of which is the volume-weighted average (rounded to the nearest 1/10,000) of the trading prices of Weyerhaeuser common shares on the New York Stock Exchange as reported by Bloomberg Financial Markets for the last trading day immediately prior to the date on which the Weyerhaeuser common shares begin to trade ex-dividend with respect to the Distribution (if the Distribution is effected as a pro-rata dividend) or the date of the Distribution (if the Distribution is effected in whole or in part as an exchange offer) and the denominator of which is the volume-weighted average (rounded to the nearest 1/10,000) of the trading prices of Domtar common shares on the New York Stock Exchange as reported by Bloomberg Financial Markets for the last trading day immediately prior to the date of the Distribution (this fraction is referred to as the “exchange ratio”);

•	each outstanding Weyerhaeuser stock appreciation right (whether vested or unvested) will be surrendered to Weyerhaeuser in exchange for a stock appreciation right granted by Spinco with respect to a number of shares of Spinco common stock (rounded down to the nearest whole share) determined by multiplying the number of shares of Weyerhaeuser common stock subject to the Weyerhaeuser stock appreciation right by the exchange ratio;

•	each outstanding Weyerhaeuser restricted stock unit will be surrendered to Weyerhaeuser in exchange for a restricted stock unit granted by Spinco with respect to a number of shares of Spinco common stock determined by multiplying the number of shares of Weyerhaeuser common stock subject to the Weyerhaeuser restricted stock unit by the exchange ratio; and

•	each Spinco stock option and each Spinco stock appreciation right so granted will have an exercise price (rounded up to the nearest whole cent) determined by dividing the per share exercise price of the corresponding Weyerhaeuser option or stock appreciation right by the exchange ratio.

Non-Solicitation; Superior Proposal; Break-Up Fee

Subject to certain exceptions, Domtar has agreed in the Transaction Agreement that it will not solicit offers by any third parties to effect a business combination with any third party. The Transaction Agreement also provides for certain procedures regarding any acquisition proposals that may be made by third parties and for the payment by Domtar of a $62 million break-up fee to Weyerhaeuser in the event the combination is not completed under certain circumstances.

Directors and Officers Indemnification and Insurance

Under the terms of the Transaction Agreement, the parties have agreed that for a period of six years following the Transactions, Spinco will indemnify and hold harmless, and provide advancement of expenses to, all past and present directors or officers of Domtar, Newco and their respective subsidiaries, and each individual who prior to the Effective Time becomes a director or officer of Domtar, Newco and their respective subsidiaries, to the maximum extent allowed under applicable law in respect of acts or omissions that occurred at or prior to the Effective Time and, in the case of directors and officers of Newco, related to the Newco Business or in connection with the Transactions.

The Transaction Agreement further requires that, for six years following the Effective Time, subject to certain limitations, Spinco will maintain in effect, for the same persons as referenced in the preceding paragraph, policies of directors’ and officers’ liability insurance of at least the same coverage and containing terms and conditions which are, in the aggregate, no less advantageous to the insured as the current policies maintained by Domtar or Weyerhaeuser, with respect to claims arising from acts or omissions that occurred at or prior to the Effective Time and, in the case of directors and officers of Newco, related to the business of Newco or in connection with the Transactions.

Conditions to the Consummation of the Transactions

The respective obligations of Weyerhaeuser, Spinco and Domtar to consummate the Transactions are subject to the satisfaction or waiver of various conditions. For more information on these conditions, see “The Transactions – Conditions to the Transactions”.

Termination

The Transaction Agreement may be terminated by the mutual written consent of each party thereto. Additionally, either Weyerhaeuser or Domtar may terminate the Transaction Agreement in the following circumstances:

•	if the Transactions have not been consummated on or before August 21, 2007, unless the failure to consummate the Transactions is the result of a material breach of the Transaction Agreement, the Contribution and Distribution Agreement or certain other agreements contemplated thereby by the party seeking to terminate the Transaction Agreement;

•	if Domtar has failed to obtain the required vote at the Domtar special meeting;

•	if any law has been passed that makes consummation of the Transactions illegal or otherwise prohibited or if any injunction, order or decree enjoining Weyerhaeuser or Domtar from consummating the Transactions has been entered that has become final and non-appealable; or

•	if any condition to the obligation of such party to consummate the Transactions has become incapable of satisfaction prior to August 21, 2007, unless the failure of that condition is the result of a breach of the Transaction Agreement, the Contribution and Distribution Agreement or certain other agreements contemplated thereby by the party seeking to terminate the Transaction Agreement.

Weyerhaeuser may terminate the Transaction Agreement at any time prior to the Effective Time in the following circumstances:

•	if Domtar breaches or fails to perform in any respect any of its representations, warranties or covenants contained in the Transaction Agreement, the Contribution and Distribution Agreement or certain other agreements contemplated thereby, resulting in a failure of a condition to Weyerhaeuser’s obligation to effect the Transactions, and such breach cannot be or has not been cured within 30 days after the giving of written notice to Domtar of such breach (provided that Weyerhaeuser or Newco is not then in material breach of any representation, warranty or covenant contained in the Transaction Agreement, the Contribution and Distribution Agreement or certain other agreements contemplated thereby); or

•	if the board of directors of Domtar has failed to recommend, withdrawn, modified or changed in a manner adverse to Weyerhaeuser its approval or recommendation of the Transaction Agreement or the Arrangement or has recommended an acquisition proposal by a third party.

Domtar may terminate the Transaction Agreement at any time prior to the Effective Time in the following circumstances:

•	if Weyerhaeuser or Spinco breaches or fails to perform in any respect of any of its representations, warranties or covenants contained in the Transaction Agreement, the Contribution and Distribution Agreement or certain other agreements contemplated thereby, resulting in a failure of a condition to Domtar’s obligation to effect the Transactions, and such breach cannot be or has not been cured within 30 days after the giving of written notice to Weyerhaeuser of such breach (provided that Domtar is not then in material breach of any representation, warranty or covenant contained in the Transaction Agreement, the Contribution and Distribution Agreement or certain other agreements contemplated thereby); or

•	in order to enter into a definitive written agreement with respect to a superior proposal, provided that Domtar notifies Weyerhaeuser of the acquisition proposal in accordance with the Transaction Agreement and, unless an event has occurred and is continuing that has a material adverse effect on the Weyerhaeuser Fine Paper Business, pays to Weyerhaeuser the break-up fee described under “– Non-Solicitation; Superior Proposal; Break-Up Fee”.

Indemnification

Under the Transaction Agreement, Domtar and Spinco are obligated to jointly and severally indemnify Weyerhaeuser and its affiliates and each of their respective officers, directors, employees, shareholders and representatives against all losses and expenses to the extent arising out of or resulting from any of the following:

•	any breach by Domtar of the representation that none of the information supplied or to be supplied by Domtar for inclusion or incorporation by reference in this document or certain Weyerhaeuser or Spinco SEC filings will, at the time each such document is filed with the securities regulatory authorities in Canada or the SEC, as applicable, at any time it is amended or supplemented or at the time it becomes effective under applicable Canadian securities legislation, the U.S. Securities Act or the U.S. Exchange Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading;

•	any violation of the U.S. Securities Act, the U.S. Exchange Act, any applicable Canadian securities legislation, any applicable corporate laws with respect to the Arrangement or the approval of the Transactions by the Domtar shareholders, except to the extent such violation results from a breach by Weyerhaeuser of any of its representations and warranties or covenants set forth in the Transaction Agreement, the Contribution and Distribution Agreement or certain other agreements contemplated thereby;

•	any claim brought by third parties alleging that the consummation of the Transactions violated any agreement, Arrangement, commitment or understanding (including any debt instrument) to which Domtar or any affiliate of Domtar is or was a party; and

•	any claim brought by shareholders or former shareholders of Domtar in their capacity as shareholder or former shareholder, except to the extent such claim results from a breach by Weyerhaeuser of any of its representations and warranties or covenants set forth in the Transaction Agreement, the Contribution and Distribution Agreement or certain other agreements contemplated thereby.

Under the Transaction Agreement, Weyerhaeuser is obligated to indemnify Domtar, its affiliates and each of their respective officers, directors, employees or shareholders against all losses and expenses to the extent arising out of or resulting from any of the following:

•	any breach by Weyerhaeuser of the representation that none of the information supplied or to be supplied by Weyerhaeuser or Spinco for inclusion or incorporation by reference in this document or certain Weyerhaeuser or Spinco SEC filings will, at the time each such document is filed with the securities regulatory authorities in Canada or the SEC, as applicable, at any time it is amended or supplemented or at the time it becomes effective under applicable Canadian securities legislation, the U.S. Securities Act or the U.S. Exchange Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading;

•	any violation of the U.S. Securities Act, the U.S. Exchange Act or any applicable corporate laws with respect to the Distribution, except to the extent such violation results from a breach by Domtar of any of its representations and warranties or covenants set forth in the Transaction Agreement, the Contribution and Distribution Agreement or certain other agreements contemplated thereby;

•	any claim brought by third parties alleging that the consummation of the Transactions violated any agreement, Arrangement, commitment or understanding (including any debt instrument) to which Weyerhaeuser or any affiliate of Weyerhaeuser is or was a party; and

•	any claim brought by shareholders or former shareholders of Weyerhaeuser in their capacity as shareholder or former shareholder, except to the extent such claim results from a breach by Domtar of any of its representations and warranties or covenants set forth in the Transaction Agreement, the Contribution and Distribution Agreement or certain other agreements contemplated thereby.

Amendments; No Third-Party Beneficiaries

The Transaction Agreement may be amended by the parties thereto at any time, provided, that after the Transactions, no amendment is permitted that by law requires further approval by the stockholders of Spinco or Domtar without the further approval of these stockholders. The Transaction Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties thereto. The Transaction Agreement is not intended to confer upon any person other than the parties thereto any rights or remedies.

Expenses

The Transaction Agreement provides that all fees and expenses incurred in connection with the Transactions will be paid by the party incurring such fees or expenses, provided, that in the event the Transactions are consummated, Spinco will reimburse Weyerhaeuser for (a) all fees and expenses incurred in connection with the financing described under “Financing”; (b) up to 50% of all fees and expenses incurred in connection with the separation of certain facilities that will be owned in part by Weyerhaeuser or its subsidiaries and in part by Spinco or its subsidiaries after the Effective Time; and (c) up to an amount of $28 million of all fees and expenses incurred in connection with the Transactions. The Transaction Agreement also provides that Weyerhaeuser and Spinco will each be responsible for 50% of the capital expenditures and one-time start-up expenses incurred by either party in connection with the actions required to separate certain facilities. In addition, the tax sharing agreement provides that all transfer taxes incurred in connection with the Transactions will be paid by Spinco.

MATERIAL INCOME TAX CONSIDERATIONS

Material Canadian Federal Income Tax Considerations to Domtar Shareholders

In the opinion of Ogilvy Renault LLP, Canadian counsel for Domtar, the following is a summary of the material Canadian federal income tax considerations under the Income Tax Act (Canada) generally applicable to Domtar shareholders who, for purposes of the Income Tax Act (Canada) and at all relevant times, hold their Domtar common shares and/or Domtar preferred shares and will hold their Class B common shares of Offerco and exchangeable shares of Newco Canada Exchangeco and/or shares of common stock of Spinco as capital property and deal at arm’s length with, and are not and will not be affiliated with any of Domtar, Spinco, Newco Canada Exchangeco, Offerco or Newco Canada. This summary does not apply to a Domtar shareholder with respect to whom Spinco is or will be a foreign affiliate within the meaning of the Income Tax Act (Canada).

Domtar common shares, Domtar preferred shares, Class B common shares of Offerco, exchangeable shares and shares of common stock of Spinco will generally be considered to be capital property to a Domtar shareholder unless such shares are held in the course of carrying on a business of trading or dealing in securities, acquired in a transaction considered to be an adventure in the nature of trade or considered to be “mark-to-market property” for purposes of the Income Tax Act (Canada). Certain holders of Domtar common shares who are residents of Canada for purposes of the Income Tax Act (Canada) and whose Domtar common shares might not otherwise qualify as capital property, may be entitled to make an irrevocable election in accordance with subsection 39(4) of the Income Tax Act (Canada) to have their Domtar common shares and every “Canadian security” (as defined in the Income Tax Act (Canada)) owned by such Domtar shareholder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Where a holder of Domtar common shares makes an election with Newco Canada Exchangeco under section 85 of the Income Tax Act (Canada) in respect of Class B common shares as described below, the exchangeable shares received under the Arrangement in exchange for such shares will not be Canadian securities to such holder for this purpose and therefore will not be deemed to be capital property under subsection 39(4) of the Income Tax Act (Canada). Holders of Domtar common shares who do not hold their Domtar common shares as capital property or who will not hold their Class B common shares, exchangeable shares and/or shares of common stock of Spinco as capital property should consult their own tax advisors regarding their particular circumstances.

This summary does not take into account the mark-to-market rules in the Income Tax Act (Canada) applicable to securities held by financial institutions, special rules in the Income Tax Act (Canada) applicable to insurers carrying on business in Canada and elsewhere that are not Canadian residents for the purpose of the Income Tax Act (Canada) or the Income Tax Application Rules applicable to Domtar shareholders who have held their Domtar shares continuously since December 31, 1971 (or are deemed to have done so under those rules). Holders to which these rules apply should consult their own tax advisors.

This summary is based on the facts set out in this document, the current provisions of the Income Tax Act (Canada) and the regulations thereunder and counsel’s understanding of the published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) publicly available prior to the date of this document. This summary takes into account all proposed amendments to the Income Tax Act (Canada) and the regulations thereunder that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (“Proposed Amendments”) and assumes that such Proposed Amendments will be enacted substantially as proposed. However, no assurance can be given that such Proposed Amendments will be enacted in the form proposed, or at all. This summary does not take into account or anticipate any other changes in law or any changes in CRA’s administrative policies and assessing practices, whether by judicial, governmental or legislative action or decision, nor does it take into account other federal or any provincial, territorial or foreign tax legislation or considerations, which may differ from the material Canadian federal income tax considerations described herein. No advance income tax ruling has been sought or obtained from the CRA to confirm the tax consequences of any of the transactions described herein and accordingly no assurance can be given that the CRA will not assert a position contrary to one or more positions reflected in the summary below.

This summary assumes that at all relevant times, the Domtar Shares, the shares of common stock of Spinco, the Class B common shares and the exchangeable shares will be listed on a prescribed stock exchange for purposes of the Income Tax Act (Canada).

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular Domtar shareholder. Domtar shareholders should consult their own tax advisors regarding the particular tax consequences of the Arrangement to them.

For purposes of the Income Tax Act (Canada), all amounts relating to the acquisition, holding or disposition of securities (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars. Amounts denominated in U.S. dollars must be converted into Canadian dollars based on the prevailing U.S. dollar exchange rate generally at the time such amounts arise.

Domtar Shareholders Resident in Canada

The following section of the summary is applicable to a holder of Domtar common shares or Domtar preferred shares who, for purpose of the Income Tax Act (Canada) and any applicable income tax treaty, is or is deemed to be a resident of Canada at all relevant times.

Exchange of Domtar Common Shares for Class B Common Shares of Offerco

As described under the heading “The Transactions – The Arrangement”, the first step of the Arrangement is that each holder of Domtar common shares (other than a holder who exercises its dissent rights) will transfer its Domtar common shares to Offerco in exchange for Class B common shares, on a one-for-one basis.

A holder of Domtar common shares may choose to exchange its Domtar common shares for Class B common shares on either a tax-deferred basis or on a taxable basis. A holder who wishes to exchange its Domtar common shares on a tax-deferred basis will be deemed to have disposed of the Domtar common shares for proceeds of disposition equal to the aggregate adjusted cost base of those Domtar common shares immediately before the exchange and to have acquired the Class B common shares at a cost equal to such adjusted cost base. To achieve this tax deferral, the holder is not required to take any further action, however, the holder must not report any capital gain or capital loss in connection with this exchange in its income tax return for the year in which the exchange occurs.

If a holder reports any portion of the capital gain or capital loss in connection with the exchange of its Domtar common shares for Class B common shares in its income tax return for the year in which the exchange occurs, the holder will not be eligible for any tax deferral on this exchange. In that case, the holder will be considered to have disposed of its Domtar common shares for proceeds of disposition equal to the fair market value at that time of the Class B common shares acquired in exchange for such shares. The holder will realize a capital gain (or capital loss) to the extent that the fair market value at that time of the Class B common shares acquired on the exchange, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base of such Domtar common shares. The cost to a holder of the Class B common shares acquired on this exchange will be equal to the fair market value at the time of the exchange of such Class B common shares.

For a description of the tax treatment of capital gains and losses, see “– Taxation of Capital Gain or Capital Loss” below.

Exchange of Class B Common Shares for Shares of Common Stock of Spinco or Exchangeable Shares (and Ancillary Rights)

As described under the heading “The Transactions – The Arrangement”, following the exchange of Domtar common shares for Class B common shares, each Class B common share will be transferred to Newco Canada Exchangeco in exchange for (a) one share of common stock of Spinco; or (b) one exchangeable share of Newco Canada Exchangeco (and ancillary rights). Only holders of Domtar common shares that are eligible Canadian residents can elect in advance (as future holders of Class B common shares) to transfer the Class B common shares they will automatically receive in the Arrangement for exchangeable shares (and ancillary rights), shares of common stock of Spinco or a combination thereof. If no election is completed or it is not effectively made, an election will be deemed to be made based on the address shown in the share register of Class B common shares of Offerco (which will be identical to the share register for Domtar common shares). Holders of Domtar common shares (who will automatically become holders of Class B common shares) with a registered address in Canada will be deemed to have elected to receive only exchangeable shares, and holders of Domtar common shares (who will automatically become holders of Class B common shares) with a registered address outside of Canada will be deemed to have elected to receive only shares of common stock of Spinco. This part of the summary describes the tax consequences of these transfers to a holder of Class B common shares.

Exchange of Class B Common Shares for Shares of Common Stock of Spinco

This portion of the summary applies to a holder of Class B common shares who (as contemplated above) (a) has elected to receive shares of common stock of Spinco in exchange for such Class B common shares; (b) has elected to receive exchangeable shares (and ancillary rights) but is not an eligible holder (as described below); or (c) has not elected or has not made an effective election to transfer its Class B common shares and such holder’s address is shown in the share register for the Class B common shares as not in Canada.

The exchange of Class B common shares by a holder for shares of common stock of Spinco will generally be a taxable event to such holder. At the Effective Time of the exchange, such holder will be considered to have disposed of such Class B common shares for proceeds of disposition equal to the fair market value at that time of the shares of common stock of Spinco acquired in exchange therefor. The holder will realize a capital gain (or capital loss) to the extent that the fair market value at that time of the shares of common stock of Spinco acquired on the exchange, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base of such Class B common shares. The cost to a holder of the shares of common stock of Spinco acquired on this exchange will be equal to the fair market value at the time of the exchange of such common stock of Spinco.

For a description of the tax treatment of capital gains and losses, see “– Taxation of Capital Gain or Capital Loss” below.

Exchange of Class B Common Shares for Exchangeable Shares (and Ancillary Rights)

This portion of the summary applies to a holder of Class B common shares who (as contemplated above) (a) has elected or is deemed to have elected to receive exchangeable shares (and ancillary rights) in exchange for such Class B common shares; (b) is eligible to make the rollover election (as described below); and (c) makes a valid rollover election with Newco Canada Exchangeco in respect of any such Class B common shares. If a holder of Class B common shares has not elected or has not made an effective election (as contemplated above) to transfer its Class B common shares and such holder’s address is shown in the share register for the Class B common shares as in Canada, then such holder will be deemed to have elected to receive exchangeable shares (and ancillary rights).

A holder of Class B common shares who has elected or is deemed to have elected (as contemplated above) to receive exchangeable shares (and ancillary rights) in exchange for such Class B common shares and makes a valid rollover election with Newco Canada Exchangeco in respect of any such Class B common shares, may obtain a full or partial tax deferral (a “rollover”) of any capital gain otherwise arising on the exchange of such Class B common shares, depending on the adjusted cost base to such eligible holder of the Class B common shares at the time of the exchange, the fair market value of the ancillary rights received in exchange for such Class B common shares and the amount elected by such eligible holder to be the proceeds of disposition of such Class B common shares.

Rollover Election

Newco Canada Exchangeco will make a joint election under subsection 85(1) or subsection 85(2), as applicable, of the Income Tax Act (Canada) (and the corresponding provisions of any applicable provincial or territorial tax legislation) (“rollover election”) in respect of particular Class B common shares with an eligible Canadian resident beneficial owner of such shares who has elected or is deemed to have elected (or for whom the registered holder of such shares has elected on such beneficial owner’s behalf), at the time it was a holder of Domtar common shares (as referred to above) to receive as consideration exchangeable shares (and ancillary rights) and at the amounts elected by such beneficial owner of Class B common shares, subject to the limitations under the Income Tax Act (Canada) and in the Arrangement. For further information respecting the rollover elections, see Interpretation Bulletin IT-291R3 “Transfer of Property to a Corporation under Subsection 85(1)” (January 12, 2004) and Information Circular IC 76-19R3 “Transfer of Property to a Corporation under Section 85” (June 17, 1996) issued by the CRA. The comments made herein with respect to such elections are provided for general assistance only. The law in this area is complex and contains numerous technical requirements. Eligible holders wishing to make the rollover elections should consult their own tax advisors.

Eligible Holders.    Newco Canada Exchangeco will only make a rollover election with an eligible holder. For this purpose, an eligible holder must (a) be an eligible Canadian resident; (b) be the beneficial owner of Class B common shares; and (c) have represented in the letter of transmittal and election form that such holder will meet the conditions set out in (a) and (b) at the time it receives the Class B common shares under the Arrangement.

Elected Amount.    An eligible holder may elect an amount which, subject to certain limitations contained in the Income Tax Act (Canada), will be treated as the proceeds of disposition of such eligible holder’s Class B common shares. The limitations imposed by the Income Tax Act (Canada) in respect of the amount elected are that such amount may not be:

•	less than the fair market value of the ancillary rights received on the particular exchange;

•	less than the lesser of (a) the aggregate adjusted cost base to the eligible holder of the Class B common shares; and (b) the fair market value of the Class B common shares; and

•	greater than the fair market value of the Class B common shares;

in each case, determined at the Effective Time of the exchange. If the amount elected in the tax election is greater than the permissible maximum amount or is less than the permissible minimum amount, the elected amount is deemed to be such permissible maximum or minimum amount. The amount elected by an eligible holder, as modified by such limitations, is referred to herein as the “elected amount”. See the discussion regarding the value of ancillary rights under the heading “– Receipt of Ancillary Rights”.

Tax Treatment to Holders of Class B Common Shares.    Where an eligible holder and Newco Canada Exchangeco make a valid rollover election in respect of the holder’s Class B common shares, the tax treatment to such holder will generally be as follows:

•	the holder will be deemed to have disposed of the Class B common shares for proceeds of disposition equal to the elected amount;

•	such holder will not realize a capital gain (or a capital loss), provided that the elected amount is equal to the sum of (a) the aggregate adjusted cost base to such holder of its Class B common shares immediately before the exchange; and (b) any reasonable costs of disposition;

•	a capital gain (or a capital loss) will be realized, however, to the extent that the elected amount exceeds (or is less than) the sum of (a) the aggregate adjusted cost base to such holder of its Class B common shares immediately prior to the exchange; and (b) any reasonable costs of disposition. For a description of the tax treatment of capital gains and losses, see “– Taxation of Capital Gain or Capital Loss” below;

•	the cost to such holder of the exchangeable shares received in exchange for the Class B common shares will be equal to the elected amount, minus the fair market value at the Effective Time of the exchange of the ancillary rights acquired on the exchange; and

•	the cost to such holder of any ancillary rights received in exchange for the Class B common shares will be equal to their fair market value at the Effective Time of the exchange.

Procedure for Making an Election.    To make a rollover election, the eligible holder must provide in the tax election package (which may be obtained by mail from Domtar and is also available via the internet on Domtar’s website at www.domtar.com), two signed copies of the applicable tax election forms within 90 days following the Effective Date of the Arrangement, duly completed with (a) the details of the number of Class B common shares transferred in respect of which the eligible Canadian holder is making a rollover election; and (b) the applicable elected amounts for such shares.

An eligible Canadian resident interested in making the rollover election in respect of the Class B common shares it receives in the Arrangement should so indicate on the letter of transmittal and election form that is enclosed with this document and a tax election package, consisting of the relevant CRA and Québec tax election forms and a letter of instructions, will be sent by mail to such holder if the holder so elects. A tax election package may also be obtained by mail from Domtar or via the internet on Domtar’s website at www.domtar.com. The relevant federal tax election form is form T2057 (or, in the event that the Class B common shares are held as partnership property, form T2058). For an eligible holder subject to Québec income tax, the Québec tax election form is form TP-518 (or, in the event that the Class B common shares are held as partnership property, form TP-529).

Joint Ownership.    Where the Class B common shares are held in joint ownership and two or more of the co-owners wish to make a tax election, a co-owner designated for such purpose should file a copy of the federal election form T2057 (and any other relevant provincial or territorial forms) for each co-owner. Such election forms must be accompanied by a list of the names, addresses and social insurance numbers or tax account numbers of each of the co-owners, along with the letter signed by each of the co-owners authorizing the designated co-owner to complete and file the forms.

Partnerships.    Where the Class B common shares are held as partnership property and the partnership wishes to make the tax election, a partner designated by the partnership must file a copy of the federal election form T2058 (and any other relevant provincial or territorial forms) on behalf of all members of the partnership. Such election forms must be accompanied by a list of the names, addresses, social insurance numbers or tax account numbers of each of the partners, along with the letter signed by each partner authorizing the designated partner to complete and file the forms.

Additional Provincial or Territorial Election Forms.    Certain provincial or territorial jurisdictions may require that a separate joint election be filed for provincial or territorial income tax purposes. Newco Canada Exchangeco will also make a joint election with an eligible holder under the provisions of the relevant provincial or territorial income tax law with similar effect to section 85 of the Income Tax Act (Canada), subject to the same limitations as described herein. Eligible holders should consult their own tax advisors to determine whether separate election forms must be filed with any provincial or territorial taxing authority and to determine the procedure for filing any such separate election form. It will be the sole responsibility of each eligible holder who wishes to make such an election to obtain the appropriate provincial or territorial election forms (including Québec) and to submit such forms to Newco Canada Exchangeco for its execution at the same time as the federal election forms.

Execution by Newco Canada Exchangeco of Election Form.    Subject to the election forms complying with the provisions of the applicable income tax law and the Arrangement, Newco Canada Exchangeco will sign the tax election forms received from an eligible holder within 90 days following the Effective Date of the Arrangement that appear correct and complete, and return them to the eligible holder within 30 days of their receipt. Newco Canada Exchangeco, in its sole discretion, may choose to sign and return an election form even if such form is received more than 90 days following the Effective Date of the Arrangement, but Newco Canada Exchangeco will have no obligation to do so. With the exception of signing and returning the properly completed election forms it receives, Newco Canada Exchangeco assumes no responsibility for making any tax election, and compliance with the requirements for a valid election will be the sole responsibility of the eligible holder making the election. Neither Newco Canada Exchangeco nor the exchange agent will be responsible for the proper completion or filing of any election form, except for Newco Canada Exchangeco’s obligation to sign and return properly completed election forms which are received by Newco Canada Exchangeco within 90 days following the Effective Date of the Arrangement, within 30 days of receipt by Newco Canada Exchangeco. Neither Domtar, Spinco nor Newco Canada Exchangeco will be responsible or liable for any taxes, interest, penalties, damages or expenses resulting from the failure by anyone to properly complete or file an election form in the form and manner and within the time prescribed by the Income Tax Act (Canada) (or the corresponding provisions of any applicable provincial or territorial tax legislation).

Filing of Election Forms.    For the CRA or any provincial or territorial tax authority to accept a tax election form without a late filing penalty being paid by an eligible holder, the election forms, duly completed and executed by both the eligible holder and Newco Canada Exchangeco must be received by the appropriate tax authorities on or before the earliest due date for the filing of either Newco Canada Exchangeco’s or the eligible holder’s income tax return for the taxation year in which the exchange takes place. The tax election form generally must, in the case of an eligible holder who is an individual (other than a trust), be received by the tax authorities by April 30, 2008 (being generally the deadline when such individuals are required to file tax returns for the 2007 taxation year). Eligible holders are strongly advised to consult their own tax advisors as soon as possible respecting the deadlines applicable to their own particular circumstances. However, regardless of such deadlines, properly completed tax election forms must be received by Newco Canada Exchangeco at the address set out in the tax election package (which may be obtained by mail from Domtar and is also available via the internet on Domtar’s website at www.domtar.com) within 90 days following the Effective Date of the Arrangement. Any eligible holder who does not ensure that Newco Canada Exchangeco has received the properly completed tax election forms within 90 days following the Effective Date of the Arrangement may not be able to benefit from the rollover provisions of the Income Tax Act (Canada) and any applicable provincial or territorial tax legislation.

Failure to File Valid Election Form

An eligible holder of Class B common shares of Offerco who has elected or is deemed to have elected, to receive exchangeable shares (as described above) but does not file a valid election (as described above) will be considered to have disposed of his or her Class B common shares for an amount equal to the fair market value of the exchangeable shares and ancillary rights received. The holder will realize a capital gain (or capital loss) to the extent the fair market value at that time of the exchangeable shares so received, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base of such Class B common shares. The cost to the holder of the exchangeable shares acquired in these circumstances will be equal to the fair market value at the time of the exchange of such exchangeable shares. For a description of the tax treatment of capital gains and losses, see “– Taxation of Capital Gain or Capital Loss” below.

Receipt of Ancillary Rights

A holder of Class B common shares of Offerco who receives exchangeable shares under the Arrangement will also receive the ancillary rights connected to such shares (e.g., the voting rights and exchange rights described under “Information Concerning Newco Canada Exchangeco – Description of Exchangeable Shares of Newco Canada Exchangeco”). A holder of Class B common shares will be required to account for the ancillary rights in determining the proceeds of disposition of such holder’s Class B common shares and the cost of exchangeable shares received in consideration therefor. Domtar is of the view that the ancillary rights have nominal fair market value. This determination of value is not binding on the CRA and it is possible that the CRA could take a contrary view.

Call Rights

Domtar is of the view that the liquidation call rights, retraction call rights and redemption call rights granted to Newco Canada by holders of the exchangeable shares have only a nominal fair market value and accordingly no amount should be allocated to such call rights. This determination of value is not binding on the CRA and it is possible that the CRA could take a contrary view. Provided that this view with respect to the value of such call rights is correct, the granting of the call rights will not result in any material adverse income tax consequences to a holder of Class B common shares who acquires exchangeable shares. However, should the CRA challenge this view and ultimately succeed in establishing that the call rights have a fair market value in excess of a nominal amount, holders of Class B common shares who acquire exchangeable shares will realize a capital gain in an amount equal to the fair market value of the call rights. For a description of the tax treatment of capital gains and losses, see “– Taxation of Capital Gain or Capital Loss” below.

Cost Averaging of Identical Property

The Income Tax Act (Canada) provides for a cost averaging rule for “identical properties”, such as shares issued by a company that are of the same class or series. Generally, when a person acquires a property that is identical to one or more other properties already held by the person, the person’s adjusted cost base of each identical property will be equal to the quotient obtained when the aggregate of the adjusted cost bases of all the identical properties previously held by the person and the cost of the newly acquired identical property is divided by the number of all such identical properties held at that time. Accordingly, at any time, the cost to a holder of an exchangeable share, share of common stock of Spinco, or an ancillary right connected to an exchangeable share, as the case may be, will be averaged with the adjusted cost bases of any other properties identical to such property held by such person as capital property at that time.

Dividends on Exchangeable Shares and Shares of Common Stock of Spinco

Dividends on Exchangeable Shares

Individuals.    In the case of a holder of exchangeable shares who is an individual (including most trusts), dividends received or deemed to be received on exchangeable shares by the holder will be required to be included in computing the individual’s income for the taxation year in which such dividends are received and are subject to the gross-up and dividend tax credit rules generally applicable to taxable dividends received from taxable Canadian corporations. Under certain Proposed Amendments, a holder who is an individual resident in Canada may be entitled to an enhanced dividend tax credit. Should such enhanced dividend tax credit be available in respect of a particular dividend, holders will be so advised by Newco Canada Exchangeco.

Corporations.    In the case of a holder of exchangeable shares that is a corporation (other than a specified financial institution as defined in the Income Tax Act (Canada)), dividends received or deemed to be received on the exchangeable shares will be required to be included in computing the corporation’s income for the taxation year in which such dividends are received and, subject to the special rules and limitations described below, such dividends will generally be deductible in computing the corporation’s taxable income.

In the case of a holder of exchangeable shares that is a private corporation (as defined in the Income Tax Act (Canada)) or any other corporation controlled or deemed to be controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), such holder will generally be liable to pay a refundable tax under Part IV of the Income Tax Act (Canada) of 33 1/3% on dividends received (or deemed to be received) on the exchangeable shares, to the extent such dividends are deductible in computing such holder’s taxable income. A Canadian-controlled private corporation (as defined in the Income Tax Act (Canada)) may be liable to pay an additional refundable tax of 6 2/3% on dividends received or deemed to be received on the exchangeable shares if such dividends are not deductible in computing taxable income.

In the case of a corporate holder of exchangeable shares that is a specified financial institution, dividends on such shares will not be deductible in computing the holder’s taxable income unless either: (a) such holder did not acquire the exchangeable shares in the ordinary course of the business carried on by it; or (b) at the time the dividend is received or deemed to be received, the exchangeable shares are listed on a prescribed stock exchange in Canada (which currently includes the Toronto Stock Exchange) and such holder, either alone or together with persons with whom such holder does not deal at arm’s length and, in certain cases, either directly or through a trust or partnership of which such holder or other person is a beneficiary or member, respectively, does not receive (and is not deemed to receive) dividends in respect of more than 10% of the issued and outstanding shares of that class.

If Spinco, Newco Canada Exchangeco or any other person with whom Spinco does not deal at arm’s length is a specified financial institution for purposes of the Income Tax Act (Canada) at the time that a dividend is paid on an exchangeable share, subject to the exception described below, dividends received or deemed to be received by a holder of exchangeable shares that is a corporation will not be deductible in computing such holder’s taxable income but will be fully includable in taxable income under Part I of the Income Tax Act (Canada). In any event, this denial of the dividend deduction for a holder of Newco Canada Exchangeco that is a corporation will not apply if, at the time a dividend is received or deemed to be received, the exchangeable shares held by the corporation are listed on a prescribed stock exchange (which currently includes the Toronto Stock Exchange), Spinco is related to Newco Canada Exchangeco for the purposes of the Income Tax Act (Canada), and the recipient, either alone or together with persons with whom the recipient does not deal at arm’s length or any partnership or trust of which the recipient or such person is a member or beneficiary, respectively, does not receive (and is not deemed to receive) dividends in respect of more than 10% of the issued and outstanding shares of that class.

The exchangeable shares will be taxable preferred shares and short-term preferred shares for the purpose of the Income Tax Act (Canada). Accordingly, Newco Canada Exchangeco will be subject to the 66 2/3% tax under Part VI.1 of the Income Tax Act (Canada) on dividends paid or deemed to be paid on the exchangeable shares and will be entitled to deduct 9/4 of the tax payable in computing its taxable income under Part I of the Income Tax Act (Canada). Proposed Amendments released July 18, 2005 will reduce the tax rate to 50% for dividends paid in 2003 and subsequent years and will increase the amount of the deduction to three times the tax paid.

A holder of exchangeable shares who receives or is deemed to receive dividends on such shares will not be subject to the 10% tax under Part IV.1 of the Income Tax Act (Canada).

Dividends on Shares of Common Stock of the Spinco

Individuals.    In the case of a holder of shares of common stock of Spinco who is an individual, dividends received or deemed to be received by the holder on such shares will be required to be included in computing the holder’s income for the taxation year in which such dividends are received and will not be subject to the gross-up and dividend tax credit rules in the Income Tax Act (Canada).

Corporations.    In the case of a holder of shares of common stock of Spinco that is a corporation, dividends received or deemed to be received by the holder on such shares will be required to be included in computing the holder’s income for the taxation year in which such dividends are received and generally will not be deductible in computing the holder’s taxable income. A holder that is a Canadian-controlled private corporation (as defined in the Income Tax Act (Canada)) may be liable to pay an additional refundable tax of 6 2/3% on such dividends.

Any United-States non-resident withholding tax on such dividends generally will be eligible to be credited against the holder’s income tax or deducted from income subject to certain limitations under the Income Tax Act (Canada).

Redemption, Exchange and Disposition of Exchangeable Shares

A holder will be considered to have disposed of exchangeable shares (a) on a redemption (including pursuant to a retraction request) of such exchangeable shares by Newco Canada Exchangeco; and (b) on an acquisition of such exchangeable shares by Newco Canada. However, the Canadian federal income tax consequences of the disposition for the holder will be quite different depending on whether the event giving rise to the disposition is a redemption or an acquisition. A holder who exercises the right to require redemption of an exchangeable share by giving a retraction request cannot control whether the exchangeable share will be acquired by Newco Canada under the retraction call right or redeemed by Newco Canada Exchangeco; however, the holder will be notified if Newco Canada will not exercise the retraction call right. A holder may cancel the retraction request in writing and retain the exchangeable share at any time prior to the close of business of one business day before the contemplated date of retraction.

Redemption or Retraction by Newco Canada Exchangeco

On a redemption (including pursuant to a retraction request) of an exchangeable share by Newco Canada Exchangeco, a holder will generally be deemed to receive a dividend equal to the amount by which the “redemption proceeds” exceed the paid-up capital (for purposes of the Income Tax Act (Canada)) of the exchangeable share so redeemed. On the redemption, the holder of an exchangeable share will be considered to have disposed of the exchangeable share for proceeds of disposition equal to the “redemption proceeds” less the amount of the deemed dividend. A holder will realize a capital loss (or a capital gain) equal to the amount by which the sum of (a) the adjusted cost base to the holder of the exchangeable share; and (b) any reasonable costs of disposition, exceeds (or is less than) the proceeds of disposition. For this purpose, the “redemption proceeds” of an exchangeable share will be equal to the sum of (a) the fair market value at the time of the redemption of the share of common stock of Spinco received by the holder; and (b) the amount of all declared but unpaid dividends, if any, on the exchangeable share.

The deemed dividend will be subject to the tax treatment described above under the heading “– Dividends on Exchangeable Shares and Shares of Common Stock of Spinco – Dividends on Exchangeable Shares”. For a description of the tax treatment of capital gains and losses, see “– Taxation of Capital Gain or Capital Loss” below.

In the case of a holder of exchangeable shares that is a corporation, it is possible that in some circumstances all or part of the deemed dividend arising on the redemption may be treated as proceeds of disposition and not as a dividend.

Purchase by Newco Canada or Other Disposition

On the acquisition of an exchangeable share by Newco Canada for a share of common stock of Spinco or on any other disposition or deemed disposition of an exchangeable share by a holder, other than a redemption (including pursuant to a retraction request), a holder will generally be considered to realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition exceed (or are less than) the total of (a) the adjusted cost base of the exchangeable share to the holder; and (b) any reasonable costs of disposition. For this purpose, the proceeds of disposition in respect of an acquisition of an exchangeable share by Newco Canada will be equal to the sum of (a) the fair market value at the time of the exchange of the share of common stock of Spinco; and (b) the amount of all declared but unpaid dividends on the exchangeable share. The acquisition of an exchangeable share by Newco Canada will not result in a deemed dividend. For a description of the tax treatment of capital gains and losses, see “– Taxation of Capital Gain or Capital Loss” below.

The cost of a share of common stock of Spinco received by a holder of exchangeable shares on the redemption or retraction of an exchangeable share by Newco Canada Exchangeco or on the acquisition of an exchangeable share by Newco Canada will be equal to the fair market value of such share of common stock of Spinco at the time of such event.

On October 18, 2000, the Minister of Finance (Canada) announced that the Department of Finance would consider future amendments to the Income Tax Act (Canada) to allow holders of shares of a Canadian corporation to exchange such shares for shares of a non-Canadian corporation on a tax-deferred basis. It is possible that, in certain circumstances, these contemplated amendments, if enacted into law, could in the future allow a holder of exchangeable shares to exchange such shares for shares of common stock of Spinco on a tax-deferred basis. No specifics have been announced regarding these contemplated amendments and in particular with respect to the various requirements that would have to be satisfied in order to permit a holder of exchangeable shares to exchange such shares on a tax deferred basis or whether these requirements could be satisfied in the circumstances.

Disposition of Shares of Common Stock of Spinco

The disposition or deemed disposition of shares of common stock of Spinco will generally be a taxable event to a holder. On such disposition, a holder will be considered to realize a capital gain (or capital loss) to the extent that the proceeds of disposition of such shares exceed (or are less than) the sum of (a) the adjusted cost base to the holder of the shares of common stock of Spinco immediately prior to the disposition; and (b) any reasonable costs of disposition. For a description of the tax treatment of capital gains and losses, see “– Taxation of Capital Gain or Capital Loss” below.

Taxation of Capital Gain or Capital Loss

Generally, a holder is required to include in computing its income for a taxation year 50% of the amount of any capital gain (the taxable capital gain). A holder may deduct 50% of the amount of any capital loss (the allowable capital loss) realized in a taxation year from taxable capital gains realized by the holder in such year, subject to and in accordance with rules contained in the Income Tax Act (Canada). Any allowable capital losses in excess of taxable capital gains for the year of disposition generally may be carried back up to three taxation years or carried forward indefinitely and deducted against taxable capital gains in such other years to the extent and under the circumstances described in the Income Tax Act (Canada).

Capital gains realized by a holder who is an individual or trust, other than certain specified trusts, may give rise to alternative minimum tax under the Income Tax Act (Canada).

A holder that is a Canadian-controlled private corporation (as defined in the Income Tax Act (Canada)) may be liable to pay an additional refundable tax of 6 2/3% on taxable capital gains.

If the holder of a Class B common share, an exchangeable share, a share of Domtar common stock or Domtar preferred share is a corporation, the amount of any capital loss realized on a disposition or deemed disposition of such share may be reduced by the amount of dividends received or deemed to have been received by it on such share (and in certain circumstances a share exchanged for such share) to the extent and under circumstances prescribed by the Income Tax Act (Canada). Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns such shares or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns any such shares. Holders to whom these rules may be relevant should consult their own tax advisors.

Foreign Investment Entity Draft Legislation

Revised draft legislation regarding the taxation of investments in “foreign investment entities” was released on November 9, 2006. In general, where the draft legislation applies, a holder of an interest in a foreign investment entity will generally be required to include in income annually, an imputed return at the prescribed rate on the “designated cost” of such interest unless such holder can qualify for certain alternative methods of taxation. A corporation is not a foreign investment entity if (a) the “carrying value” of all of its “investment property” is not greater than one-half of the “carrying value” of all of its property; or (b) if its principal business is not an “investment business” within the meaning of those terms in the draft legislation. In any event, in general, the proposed rules will not apply to the shares of common stock of Spinco so long as such shares qualify as an “arm’s length interest” under the proposed rules, are listed on a prescribed stock exchange (which includes the New York Stock Exchange and the Toronto Stock Exchange) and it is reasonable to conclude that the holder has no tax avoidance motive in respect of the shares. The proposed rules generally will not apply to the exchangeable shares provided that the proposed rules do not apply to the shares of common stock of Spinco. No assurance can be given that the shares of common stock of Spinco or the exchangeable shares will qualify for these exemptions and holders should consult their own tax advisors in this respect.

Foreign Property Information Reporting

In general, a “specified Canadian entity” for a taxation year or fiscal period whose total cost amount of “specified foreign property” (both as defined in the Income Tax Act (Canada)) at any time in the year or fiscal period exceeds Cdn.$100,000, is required to file an information return for the year or period disclosing prescribed information, including the cost amount, any dividends received in the year, and any gains or losses realized in the year in respect of such property. With some exceptions, a holder resident in Canada in the year will be a specified Canadian entity. Exchangeable shares, ancillary rights, shares of common stock of Spinco and options to acquire shares of common stock of Spinco will constitute specified foreign property to a holder. Accordingly, holders of exchangeable shares, shares of common stock of Spinco and such options should consult their own tax advisors regarding compliance with these rules.

Holders of Domtar Preferred Shares

Provided holders of Domtar preferred shares do not exercise their dissent rights, these shares will remain outstanding after the Arrangement and the Arrangement will not be a taxable event for such holders with respect to their Domtar preferred shares.

Dissenting Domtar Shareholders

A dissenting holder of Domtar shares may be entitled, if the Arrangement becomes effective, to be paid by Domtar the fair value of the Domtar shares held by such dissenting Domtar shareholder. (In the case of payments to a dissenting shareholder of Domtar common shares, the payment by Domtar will be made on behalf of Offerco.) For a description of the dissent rights of a Domtar shareholder, see “The Transactions – Dissenting Domtar Shareholder’s Rights”.

Upon the receipt of a payment by Domtar (made on behalf of Offerco) (other than in respect of interest awarded by the court), a dissenting holder of Domtar common shares will realize a capital gain (or capital loss) to the extent such payment exceeds (or is less than) the sum of (a) the adjusted cost base to the holder of the Domtar common shares; and (b) any reasonable costs of disposition.

For a description of the tax treatment of capital gains and losses, see “– Taxation of Capital Gain or Capital Loss” above.

Upon the receipt of a payment by Domtar, a dissenting holder of Domtar preferred shares will be deemed to receive a taxable dividend equal to the amount by which the amount paid by Domtar (other than in respect of interest awarded by the court) exceeds the paid-up capital (for purposes of the Income Tax Act (Canada)) of such holder’s Domtar shares. Such dissenting holder will also be considered to have disposed of the Domtar preferred shares for proceeds of disposition equal to the amount received by such holder from Domtar, less the amount of the deemed dividend and interest awarded by a court. As a result, such dissenting holder will also realize a capital loss (or a capital gain) equal to the amount by which the sum of (a) the adjusted cost base to the securityholder of the Domtar shares; and (b) any reasonable costs of disposition, exceeds (or is less than) such proceeds of disposition. The deemed dividend is subject to the same tax treatment as other dividends received previously by the holder from Domtar except that, in the case of a holder of Domtar shares that is a corporation, it is possible that in some circumstances all or part of the deemed dividend may be treated as proceeds of disposition and not as a dividend.

Any interest awarded to a dissenting Domtar shareholder by the court will be includable in such securityholder’s income for purposes of the Income Tax Act (Canada).

Domtar Shareholders Not Resident in Canada

The following section of the summary is applicable to a holder of Domtar common shares or Domtar preferred shares who, for the purposes of the Income Tax Act (Canada) and any applicable income tax treaty and at all relevant times, is not, and is not deemed to be, a resident of Canada and does not, and is not deemed to, use or hold Domtar common shares, Class B common shares of Offerco and shares of common stock of Spinco received pursuant to the Arrangement or Domtar preferred shares, as the case may be, in or in the course of, carrying on a business in Canada. Such a shareholder is hereinafter referred to as a “non-resident shareholder”.

Dispositions of Domtar Shares, Class B Common Shares and Shares of Common Stock of Spinco

A non-resident shareholder for whom shares of Domtar, Offerco, or Spinco are not taxable Canadian property (as defined in the Income Tax Act (Canada)) will not be subject to tax under the Income Tax Act (Canada) on the disposition of such shares. Generally, Domtar shares, Class B common shares of Offerco and shares of common stock of Spinco will not be “taxable Canadian property” to a non-resident shareholder at a particular time provided that (a) the shares are listed on a prescribed stock exchange (which includes the Toronto Stock Exchange and the New York Stock Exchange) at that time; (b) the non-resident shareholder, persons not dealing at arm’s length with the non-resident shareholder or the non-resident shareholder together with such persons have not owned 25% or more of the shares of any class of shares of Domtar, Offerco or Spinco at any time during the 60-month period ending at the particular time; and (c) such shares are not deemed to be taxable Canadian property to the non-resident shareholder under the provisions of the Income Tax Act (Canada).

Holders of Domtar Preferred Shares

Provided that non-resident shareholders who hold Domtar preferred shares do not exercise their dissent rights, these shares will remain outstanding after the Arrangement and the Arrangement will not be at taxable event for such shareholders with respect to their Domtar preferred shares.

Dissenting Non-Resident Shareholders

A dissenting non-resident shareholder of Domtar common shares may be entitled, if the Arrangement becomes effective, to be paid by Domtar the fair value of the Domtar common shares held by the dissenting non-resident shareholder. (In the case of payments to a dissenting non-resident shareholder of Domtar common shares, the payment by Domtar will be made on behalf of Offerco.) For a description of the dissent rights of a Domtar shareholder, see “The Transactions – Dissenting Domtar Shareholder’s Rights”.

Upon the receipt of a payment by Domtar (other than in respect of interest awarded by the court), a dissenting non-resident shareholder of Domtar common shares will realize a capital gain (or capital loss) to the extent such payment exceeds (or is less than) the sum of (a) the adjusted cost base to the holder of the Domtar common shares; and (b) any reasonable costs of disposition. A dissenting non-resident shareholder for whom the Domtar common shares are not taxable Canadian property (as defined in the Income Tax Act (Canada)) will not be subject to tax under the Income Tax Act (Canada) on the disposition of such shares. See “– Dispositions of Domtar Shares, Class B Common Shares and Shares of Common Stock of Spinco”.

Upon the receipt of a payment by Domtar (other than in respect of interest awarded by the court), a dissenting non-resident shareholder of Domtar preferred shares will be deemed to receive a dividend and to realize a capital gain (or capital loss) as described above under the heading “– Domtar Shareholders Resident in Canada – Dissenting Domtar Shareholders” above. Any deemed dividends (and any interest) paid to such a non-resident shareholder will be subject to Canadian withholding tax at the rate of 25%, unless the rate is reduced under the provisions of an applicable income tax treaty. For example, under the Canada-United States Income Tax Convention (1980) (the “Canada-U.S. Treaty”), the withholding tax rate is generally reduced to 15% in respect of a dividend paid to a person who is the beneficial owner of the dividend and who is resident in the U.S. for purposes of the Canada-U.S. Treaty.

An amount paid in respect of interest awarded by the court to a non-resident shareholder will be subject to Canadian withholding tax at the rate of 25%, unless the rate is reduced under the provisions of an applicable income tax treaty. For example, under the Canada-U.S. Treaty, the withholding tax rate is generally reduced to 10% in respect of interest paid to a person who is the beneficial owner of the interest and who is resident in the U.S. for purposes of the Canada-U.S. Treaty.

Eligibility for Investment

The Class B common shares of Offerco, the exchangeable shares and the shares of common stock of Spinco will be qualified investments under the Income Tax Act (Canada) for trusts governed by registered retirement savings plans (RRSPs), registered retirement income funds (RRIFs), deferred profit sharing plans (DPSPs) or registered education savings plans (RESPs), as defined in the Income Tax Act (Canada), provided that such shares are listed on a prescribed stock exchange (which includes the Toronto Stock Exchange and the New York Stock Exchange).

Ancillary rights received by holders of exchangeable shares will not be qualified investments for trusts governed by RRSPs, RRIFs, RESPs or DPSPs. As described above, Domtar is of the view that the ancillary rights have only nominal value. This determination of value is not binding on the CRA and it is possible that the CRA could take a contrary view. On the basis that the fair market value of the ancillary rights is nominal, there should be no material adverse tax consequences to trusts governed by RRSPs, RRIFs or DPSPs as a result of acquiring or holding such ancillary rights. However, RESPs holding such ancillary rights may realize material adverse consequences and should consult their own tax advisors on this matter.

Material Canadian Federal Income Tax Considerations to Domtar Optionholders

Subject to the qualifications and assumptions contained herein, the following portion of this summary is applicable to holders of Domtar stock options who at all relevant times (a) are resident or deemed to be resident in Canada for the purpose of the Income Tax Act (Canada); (b) deal at arm’s length with, and are not and will not be affiliated with, any of Domtar, Newco Canada Exchangeco, Offerco, Newco Canada or Spinco; (c) are current or former employees or directors of Domtar (or any subsidiary); and (d) received their Domtar stock options in respect of, in the course of, or by virtue of, such employment or in consideration for the services performed by them as directors, as the case may be, at a time when Domtar was not a Canadian-controlled private corporation within the meaning of the Income Tax Act (Canada).

Exercise of Options to Acquire Domtar Common Shares

Domtar optionholders who exercise their options to acquire Domtar common shares prior to the Effective Time of the Arrangement will be subject to income tax consequences arising on such exercise which are not addressed in this summary and which may be relevant to a Domtar optionholder’s decision as to whether to exercise his or her Domtar stock options prior to such time. Domtar optionholders who are considering the exercise of their options should consult their own tax advisors to determine the tax consequences to them of such exercise.

Exchange of Options to Acquire Domtar Common Shares for Options to Acquire Shares of Common Stock of the Spinco

The terms of the Arrangement provide that Domtar stock options that are not exercised prior to the Effective Time of the Arrangement will be exchanged for options to acquire shares of common stock of Spinco. A holder of a Domtar stock option who exchanges such option for an option to acquire shares of common stock of Spinco will not be considered to have disposed of the Domtar stock option and the option to acquire shares of common stock of Spinco will be deemed to be the same as, and a continuation of, the Domtar stock option, provided that the only consideration received by the holder on the exchange is an option to acquire shares of common stock of Spinco, and (a) the positive difference, if any, between the total value of the shares of common stock of Spinco that the holder is entitled to acquire under the option to acquire shares of common stock of Spinco immediately after the exchange, less the total amount payable by the holder under such option to acquire the shares of common stock of Spinco, is not greater than (b) the positive difference, if any, between the total value of the Domtar common shares that the holder was entitled to acquire under the Domtar stock option immediately before the exchange less the amount payable by the holder under such option to acquire the Domtar common shares. As the only consideration a holder of Domtar stock option will receive on the exchange of such option will be an option to acquire shares of common stock of Spinco and as Domtar is of the view that the amounts referred to in (a) will not be greater than the amounts referred to in (b) above, no disposition should arise on the exchange of a Domtar stock option for an option to acquire shares of common stock of Spinco under the Arrangement and the option to acquire shares of common stock of Spinco should be deemed to be the same as, and a continuation of, the Domtar stock option.

Material U.S. Federal Income Tax Considerations to Domtar Securityholders

This document was not intended or written to be used, and it cannot be used by any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayer under U.S. federal tax law. This document was written to support the promotion or marketing of the Arrangement. Each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

The following discussion is a summary of the material U.S. federal income tax considerations generally applicable to U.S. holders (as defined below) who receive common stock of Spinco and non-U.S. holders (as defined below) who receive exchangeable shares or common stock of Spinco pursuant to the Arrangement. For purposes of this discussion, a “U.S. holder” is a beneficial owner of Domtar shares that is (a) a citizen or resident of the U.S., (b) a corporation or other entity taxable as a corporation organized under the laws of the U.S. or any state thereof, (c) an estate the income of which is subject to U.S. federal income taxation regardless of source, or (d) a trust if a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust (or an electing trust that was in existence on August 19, 1996 and was treated as a domestic trust on that date). If a partnership or other entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds Domtar common shares, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. This discussion does not discuss the U.S. federal income tax considerations applicable to partners of a partnership holding Domtar common shares. If you are a partner of a partnership holding Domtar common shares, Domtar urges you to consult your own tax advisor. A “non-U.S. holder” is a beneficial owner of Domtar shares that is not a U.S. holder and not an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes.

This summary does not address all aspects of U.S. federal income taxation that may be applicable to U.S. holders and non-U.S. holders (collectively, “holders”) in light of their particular circumstances (including, without limitation, alternative minimum tax) or to holders subject to special treatment under U.S. federal income tax laws (including, without limitation, certain financial institutions, insurance companies, mutual funds, tax-exempt entities, dealers in securities or foreign currencies, certain U.S. expatriates, persons who hold Domtar common shares as part of a straddle, hedge, conversion transaction or other integrated investment, U.S. holders whose functional currency is not the U.S. dollar, holders who mark their securities to market for U.S. federal income tax purposes and holders who acquired Domtar common shares through exercise of employee stock options or otherwise as compensation). This discussion is limited to holders who hold their Domtar common shares as capital assets. In addition, this summary does not address any aspect of U.S. state or local taxation or non-U.S. taxation.

The discussion below assumes that, for U.S. federal income tax purposes, the exchange of Domtar common shares for Class B common shares of Offerco followed by the immediate exchange of Class B common shares of

Offerco with Newco Canada Exchangeco will be disregarded and holders of Domtar common shares will instead be deemed to exchange Domtar common shares directly with Newco Canada Exchangeco for common stock of Spinco or exchangeable shares of Newco Canada Exchangeco. Even if the transitory ownership of Class B common shares of Offerco were respected, however, the results described below would not change.

This discussion is based on current law, which is subject to change, possibly with retroactive effect. No advance income tax ruling has been or will be sought or obtained from the IRS regarding the U.S. federal income tax consequences of the Arrangement. In addition, no statutory, judicial or administrative authority directly addresses the U.S. federal income tax treatment of securities similar to the exchangeable shares.

Each holder and Domtar optionholder is advised to consult its tax advisor regarding the U.S. federal, state, local and non- U.S. tax consequences of the Arrangement.

U.S. Holders

This discussion does not address U.S. holders who are Canadian residents and who elect to receive exchangeable shares of Newco Canada Exchangeco pursuant to the Arrangement. Such U.S. holders should consult their tax advisors concerning the U.S. federal income tax consequences of the Arrangement.

Exchange of Domtar Common Shares for Common Stock of Spinco.    The exchange of Domtar common shares for common stock of Spinco pursuant to the Arrangement will be a taxable event for U.S. federal income tax purposes. Subject to the discussion below, a U.S. holder will recognize gain or loss equal to the difference between (a) the sum of (i) the fair market value on the date of the exchange of the common stock of Spinco received in the exchange and (ii) any cash received in lieu of fractional shares and (b) such U.S. holder’s tax basis in its Domtar common shares. In the case of a U.S. holder that dissents from the Arrangement, such holder will recognize gain or loss equal to the difference between the amount of cash and fair market value of any other property received and such U.S. holder’s tax basis in its Domtar shares surrendered in the exchange. Gain or loss on the exchange of Domtar shares will be capital gain or loss, and will generally be long-term capital gain or loss if the U.S. holder held its Domtar shares for more than one year at the time of the exchange. In the case of a non-corporate U.S. holder, the maximum marginal U.S. federal income tax rate applicable to long-term capital gain will be 15%. If the Domtar shares have not been held for more than one year, ordinary marginal U.S. federal income tax rates will apply. The deductibility of capital losses is subject to limitations. The tax basis of common stock of Spinco received by a U.S. holder will be equal to the fair market value of such stock on the date of the exchange. The holding period for such shares will begin on the day after the date of the exchange.

Passive Foreign Investment Company Considerations.    For U.S. federal income tax purposes, a foreign corporation is classified as a passive foreign investment company (a “PFIC”), for each taxable year in which either (a) 75% or more of its income is passive income (as defined for U.S. federal income tax purposes) or (b) on average for such taxable year, 50% or more in value of its assets produce passive income or are held for the production of passive income. Domtar believes that it is not, and has not in any relevant period been, a PFIC. If Domtar were nevertheless to be determined to be a PFIC, certain U.S. holders may be subject to ordinary, rather than capital gain, income tax treatment and may be subject to an interest charge as well upon the exchange of common stock of Spinco for Domtar common shares or upon receipt of cash or other property in the case of a U.S. holder that dissents from the Arrangement.

Holders of Domtar Preferred Shares.    Provided holders of Domtar preferred shares do not exercise their dissent rights, these shares will remain outstanding after the Arrangement and the Arrangement will not be a taxable event for such holders with respect to their Domtar preferred shares.

Dividends on Common Stock of Spinco.    Spinco does not intend to pay dividends for the foreseeable future. If a dividend were paid by Spinco, a U.S. holder of common stock of Spinco generally will be required to include in gross income as ordinary dividend income distributions paid on common stock of Spinco to the extent such distributions are made out of Spinco’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Under current law, “qualified dividend income” received by a non-corporate U.S. holder prior to January 1, 2011 will be taxed at a maximum rate of 15% if certain conditions are satisfied. Distributions on common stock of Spinco to a U.S. holder in excess of such earnings and profits will be treated as a tax-free return of capital to the extent of the U.S. holder’s adjusted tax basis for such shares and, to the extent in excess of such adjusted basis, as capital gain. Dividends on common stock of Spinco received by corporate U.S. holders generally should qualify for the dividends received deduction applicable to U.S. corporations.

Sale or Exchange of Shares of Common Stock of Spinco.    A U.S. holder generally will recognize gain or loss on the sale or exchange of common stock of Spinco equal to the difference between the amount realized on such sale or exchange and the U.S. holder’s adjusted tax basis in its common stock of Spinco. Such gain or loss will be capital gain or loss. Under current law, in the case of a non-corporate U.S. holder, the maximum marginal U.S. federal income tax rate applicable to such gain realized prior to January 1, 2011 will generally be 15% if such U.S. holder’s holding period for such common stock of Spinco exceeds one year. If the shares of common stock of Spinco have not been held for more than one year, ordinary marginal U.S. federal income tax rates will apply. The deductibility of capital losses is subject to limitations.

Non-U.S. Holders

Exchange of Domtar Common Shares.    Non-U.S. holders will not be subject to U.S. federal income tax as a result of an exchange of Domtar common shares for exchangeable shares, common stock of Spinco, cash or a combination thereof pursuant to the Arrangement, unless such gain is effectively connected with a U.S. trade or business of the non-U.S. holder (or, if a tax treaty applies, is attributable to a permanent establishment of the non-U.S. holder in the U.S). or, in the case of gain recognized by an individual non-U.S. holder, such individual is present in the U.S. for 183 days or more during the taxable year of disposition and certain other conditions are satisfied. In the case of a corporate non-U.S. holder whose gain is effectively connected income or attributable to a permanent establishment, an additional “branch profits” tax may apply at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty).

Exchangeable Shares

Dividends on Exchangeable Shares.    No statutory, judicial or administrative authority exists that directly addresses the U.S. federal income tax treatment of the exchangeable shares and, therefore, such treatment is subject to some uncertainty. Spinco and Newco Canada Exchangeco currently intend to treat dividends (if any) received by non-U.S. holders of exchangeable shares as dividends distributed by Newco Canada Exchangeco and, therefore, not subject to U.S. withholding tax. If, contrary to this position, the IRS were to prevail in a possible claim that the exchangeable shares should be treated as shares of Spinco, non-U.S. holders of exchangeable shares would likely be subject to U.S. withholding tax on dividends at a rate of 30%, or a lower rate specified by an applicable income tax treaty between the U.S. and the country of residence of the non-U.S. holder. Furthermore, Spinco and Newco Canada Exchangeco may, whether as a result of a change in law, regulation, administrative practice or otherwise, decide to withhold U.S. tax on dividends paid on the exchangeable shares. If dividends paid by Newco Canada Exchangeco are “effectively connected” or attributable to a permanent establishment, rules similar to those applicable to dividends from Spinco will apply. See “– Common Stock of Spinco – Dividends on Common Stock of Spinco” below.

Sale or Exchange of Exchangeable Shares.    A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the sale or other taxable disposition of exchangeable shares, including the exchange of exchangeable shares for common stock of Spinco, unless such gain is effectively connected with a U.S. trade or business of the non-U.S. holder (or, if a tax treaty applies, is attributable to a permanent establishment of the non-U.S. holder in the U.S). or, in the case of gain recognized by an individual non-U.S. holder, such individual is present in the U.S. for 183 days or more during the taxable year of disposition and certain other conditions are satisfied. In the case of a corporate non-U.S. holder whose gain is effectively connected income or attributable to a permanent establishment, an additional “branch profits” tax may apply at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty). See the discussion under “– Common Stock of Spinco – Sale or Exchange of Common Stock of Spinco” below for a description of the consequences if Spinco is a “USRPHC” as defined below.

Common Stock of Spinco

Dividends on Common Stock of the Spinco.    Dividends paid to a non-U.S. holder of common stock of Spinco will generally be subject to withholding of U.S. federal income tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) unless the dividend is (a) effectively connected with the conduct of a trade or business by the non-U.S. holder within the U.S. or (b) if a tax treaty applies, attributable to a U.S. permanent establishment of the non-U.S. holder, in which case the dividend will be taxed at ordinary U.S. federal income tax rates. A non-U.S. holder may be required to satisfy certain certification requirements to claim treaty benefits or otherwise claim a reduction of, or exemption from, the U.S. withholding tax described above. Generally, the right to treaty benefits is established by filing an IRS Form W-8 BEN (or an appropriate substitute), and an exemption from withholding attributable to a U.S. trade or business or permanent establishment is obtained by filing an IRS Form W-8 ECI (or an appropriate substitute). Under the Canada-U.S. Treaty, a maximum rate of 15% applies to dividends from U.S. sources distributed to residents of Canada entitled to the benefits of such tax treaty. If the non-U.S. holder is a corporation, any effectively connected income or income attributable to a permanent establishment may be subject to an additional “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty).

Sale or Exchange of Common Stock of the Spinco.    A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of any gain recognized on the sale or other disposition of common stock of Spinco unless (a) the gain is effectively connected with the conduct of a trade or business by the non-U.S. holder within the U.S., or if a tax treaty applies, is attributable to a permanent establishment of the non-U.S. holder in the U.S.; (b) in the case of a non-U.S. holder who is an individual, the non-U.S. holder is present in the U.S. for 183 or more days during the taxable year of the sale or other disposition and certain other conditions are satisfied; or (c) Spinco is or has been a “U.S. real property holding corporation” (a “USRPHC”) for U.S. federal income tax purposes during the five year period preceding such sale or other disposition (or if shorter, the period that the non-U.S. holder held such shares) (the “USRPHC Period”), as discussed below. A non-U.S. holder that is a corporation may be subject to an additional branch profits tax in the case of (a) above at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty).

A USRPHC is a corporation organized under the laws of the U.S. or any state thereof 50% or more of the real property and business assets of which (including assets held indirectly through subsidiaries) consists of U.S. real property interests. Domtar does not currently anticipate that Spinco is likely to become a USRPHC for U.S. federal income tax purposes in the near-term, but no assurance in this regard can be given. If Spinco were determined to be a USRPHC at any time during the USRPHC Period of a non-U.S. holder who owned (actually or constructively) more than 5% of the common stock of Spinco at any time during such period, such non-U.S. holder would generally be subject to U.S. federal income tax on any gain recognized on the sale or other disposition of the common stock of Spinco as if such gain were effectively connected with the conduct of a U.S. trade or business (although the branch profits tax would not apply). Furthermore, if Spinco were a USRPHC at any time during the USRPHC Period of a non-U.S. holder that owned (actually or constructively), during such period, exchangeable shares of Newco Canada Exchangeco with a fair market value in excess of 5% of the fair market value of the outstanding common stock of Spinco (determined at the time that the non-U.S. holder first acquired such exchangeable shares), such non-U.S. holder would generally be subject to U.S. federal income tax on any gain recognized on such sale or other disposition as if such gain were effectively connected with the conduct of a U.S. trade or business (although the branch profits tax would not apply). A non-U.S. holder that meets the 5% ownership criteria set forth above should consult its tax advisor concerning the U.S. federal income tax consequences to it if Spinco were determined to be a USRPHC.

Backup Withholding and Information Reporting

In general, information reporting requirements may apply to the amount of dividends paid to a holder of common stock of Spinco or exchangeable shares of Newco Canada Exchangeco or to the proceeds received by a holder from the sale or exchange of common stock of Spinco, exchangeable shares or Domtar shares. Backup withholding may be imposed (currently at a 28% rate) on the above payments or proceeds unless the holder is eligible for an exemption. A holder that is not otherwise exempt from backup withholding generally can avoid backup withholding by providing an IRS Form W-9 (in the case of a U.S. holder) or applicable IRS Form W-8 (in the case of a non-U.S. holder). Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a holder’s U.S. federal income tax liability provided the required information is furnished to the IRS.

In addition, the American Jobs Creation Act of 2004 added new Section 6043A to the U.S. Internal Revenue Code of 1986, as amended, which, when implemented by regulations, will require the issuance of informational reports that will include the identities of persons whose Domtar common shares were acquired together with the value of the consideration received by each. Until regulations are issued, it is impossible to determine the scope of the reporting obligation that will be imposed under this new provision.

ELECTIONS AVAILABLE TO DOMTAR SECURITYHOLDERS

Procedures for Election and Exchange of Share Certificates and Options

You will receive with this document the letter of transmittal and election form which are being delivered to holders of Domtar common shares.

If you hold Domtar common shares that are registered in the name of a broker, investment dealer, bank, trust company or other nominee, you should contact that nominee for instructions about how to deliver your Domtar common shares.

Any use of the mail to transmit a share certificate and a letter of transmittal and election form is at your risk. If you mail these documents, Domtar recommends that registered mail, with return receipt requested, properly insured, be used.

Holders of Domtar Common Shares

If you are a holder of Domtar common shares, you should complete, sign and return the letter of transmittal and election form, together with your share certificate or certificates for your Domtar common shares and all other documents identified in the letter of transmittal and election form to the exchange agent at the address specified on the last page of the form by no later than 5:00 p.m. (Montréal time) on February 23, 2007, or, if the Domtar special meeting is adjourned or postponed, before 5:00 p.m. (Montréal time) on the second business day before the date the adjourned or postponed Domtar special meeting is to be reconvened. This will enable you to elect in advance (as a future holder of Class B common shares of Offerco) to receive:

•	one exchangeable share of Newco Canada Exchangeco (and ancillary rights) which is exchangeable at any time on a one-for-one basis for a share of common stock of Spinco; or

•	one share of common stock of Spinco

for each Class B common share of Offerco you will automatically receive in the Arrangement.

Only holders of Domtar common shares that are eligible Canadian residents may elect in advance to receive exchangeable shares for the Class B common shares they will automatically receive in the Arrangement. Such holder may exercise this right with respect to all or any portion of the Class B common shares that it automatically receives in the Arrangement in exchange for such holder’s Domtar common shares.

Holders of Domtar common shares (other than holders who have exercised dissent rights), who are not eligible Canadian residents, will receive on or after the Effective Time of the Arrangement in respect of each of those shares, one share of common stock of Spinco upon returning the completed letter of transmittal and election form prior to the election deadline, together with their Domtar common share certificate(s) and all other required documents.

If no letter of transmittal and election form is returned prior to the election deadline or an election is not effectively made, an election will be made based on the address shown in the share register of Class B common shares of Offerco (which will be identical to the share register for Domtar common shares). Holders of Domtar common shares (who will automatically become holders of Class B common shares) with a registered address in Canada will be deemed to have elected to receive one exchangeable share of Newco Canada Exchangeco for each Class B common share of Offerco received in the Arrangement, and holders of Domtar common shares (who will automatically become holders of Class B common shares of Offerco) with a registered address outside of Canada will be deemed to have elected to receive one share of common stock of Spinco for each Class B common share of Offerco received in the Arrangement.

Domtar Optionholders

If you hold Domtar stock options, you are entitled under the Arrangement to receive in exchange for your options, options to purchase a number of shares of common stock of Spinco. You are under no obligation to exercise your Domtar stock options before the Effective Time. Domtar stock options that have not been exercised prior to the Effective Time will be exchanged under the Arrangement for options to acquire shares of common stock of Spinco. See “The Transaction Agreement – Treatment of Domtar Equity Awards”.

Share Certificates

Prior to the Effective Time of the Arrangement, Newco Canada Exchangeco will deliver to the exchange agent and its transfer agent a duly authorized and executed treasury order and direction of Newco Canada Exchangeco setting forth the number of exchangeable shares to be issued to holders of Class B common shares in accordance with the terms of Arrangement. Upon surrender to the exchange agent of a share certificate which, immediately prior to the Effective Time of the Arrangement, represented one or more common shares of Domtar together with other required documents as outlined in the Arrangement, you will receive a share certificate representing that number of exchangeable shares which you are entitled to receive under the Arrangement as a holder of Class B common shares of Offerco.

Prior to the Effective Time of the Arrangement, Newco Canada Exchangeco will deliver to the exchange agent and Spinco’s transfer agent a duly authorized and executed treasury order and direction of Spinco setting forth the number of shares of Spinco common stock to be issued to holders of Class B common shares in accordance with the terms of the Arrangement. Upon surrender to the exchange agent of a share certificate which, immediately prior to the Effective Time of the Arrangement, represented one or more Domtar common shares together with other required documents as outlined in the Arrangement, you will receive that number of shares of common stock of Spinco which you are entitled to receive under the Arrangement in the form of a share certificate, or in whole or in part, in book-entry form through the direct registration system.

No share certificates representing Class B common shares of Offerco will be issued to holders of Domtar common shares.

If your share certificate or certificates for Domtar common shares have been destroyed, lost or mislaid, you should contact the exchange agent, Computershare Investor Services Inc., at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, or toll free at 1-888-344-2799, regarding the issuance of a replacement share certificate upon you satisfying any requirements imposed by Domtar in connection with the issuance of the replacement share certificate.

SPINCO’S RELATIONSHIP WITH WEYERHAEUSER AFTER THE TRANSACTIONS

General

Spinco and Weyerhaeuser, or their respective subsidiaries, will enter into various agreements that will govern the ongoing relationships between Weyerhaeuser and Spinco and provide for an orderly transition after the consummation of the Transactions. Certain of these agreements are summarized below. These summaries are qualified by reference to the agreements, copies of which will be filed with the Canadian securities regulatory authorities.

Tax Sharing Agreement

General Ordinary Course Taxes

The tax sharing agreement will govern both Weyerhaeuser’s and Spinco’s rights and obligations after the Transactions with respect to taxes for both pre- and post-Distribution periods. Under the tax sharing agreement, Weyerhaeuser generally will be required to indemnify Spinco for any taxes attributable to all pre-Distribution periods and Spinco will be required to indemnify Weyerhaeuser for any taxes attributable to its operations for all post-Distribution periods.

Distribution-Related Taxes

Spinco will generally be required to indemnify Weyerhaeuser and Weyerhaeuser shareholders against any tax resulting from the Distribution if that tax results from an act or omission by Spinco after the Distribution, including those involving (a) an issuance, redemption, recapitalization or repurchase of Spinco’s equity securities or the involvement of Spinco, its subsidiaries or certain affiliates of Spinco in acquisitions of Spinco’s equity securities (excluding the Distribution and the Arrangement described in this document); (b) other actions or omissions (such as those described in the following paragraph) by Spinco, its subsidiaries or certain of its affiliates; or (c) any undertakings by Spinco referred to in the tax sharing agreement being breached. If Weyerhaeuser should recognize gain on the Distribution for reasons not related to an act or omission by Spinco after the Distribution, Weyerhaeuser would be responsible for such taxes and would not be entitled to indemnification by Spinco under the tax sharing agreement.

In addition, to preserve the tax-free treatment to Weyerhaeuser of the Distribution, for a two year period following the date of the Distribution, the following actions will be subject to restrictions:

•	redemption, recapitalization, repurchase or acquisition by Spinco of its capital stock;

•	issuance by Spinco of capital stock or convertible debt;

•	liquidation of Spinco;

•	discontinuance of the operations of the Weyerhaeuser Fine Paper Business;

•	sale or disposition of (other than in the ordinary course of business) all or a substantial part of the Weyerhaeuser Fine Paper Business; or

•	other actions, omissions to act or transactions that could jeopardize the tax-free status of the Distribution.

Spinco will be permitted to take any of the actions described above in the event that Spinco receives the prior written consent of Weyerhaeuser. Should the taking of such actions by Spinco undermine the tax-free status of the Distribution and result in tax related losses to Weyerhaeuser, Spinco will generally be required to indemnify Weyerhaeuser and Weyerhaeuser shareholders for such losses, without regard to whether Weyerhaeuser has given Spinco prior consent.

Administrative Matters

The tax sharing agreement will set forth Weyerhaeuser’s and Spinco’s respective obligations with respect to the filing of tax returns, the administration of tax contests, assistance and cooperation and other matters.

Intellectual Property License Agreement

Pursuant to the intellectual property license agreement, Weyerhaeuser will grant Newco a fully paid-up, royalty free, non-exclusive license to use certain intellectual property and technology that is used in the Weyerhaeuser Fine Paper Business but retained by Weyerhaeuser. If Newco makes modifications or improvements to any retained intellectual property, Newco will have sole and exclusive ownership of such modifications and improvements. If Weyerhaeuser makes modifications or improvements to any retained intellectual property, Weyerhaeuser will have sole and exclusive ownership of such modifications and improvements.

The license for the retained intellectual property and technology extends (a) for the period during which retained patents and any renewals thereof are in force with respect to each retained patent; (b) for the period during which retained copyrights are in force with respect to each retained copyright; and (c) indefinitely with respect to retained technology.

Transition Services Agreement

Pursuant to the transition services agreement, Weyerhaeuser, Weyerhaeuser Company Limited or certain third parties with whom Weyerhaeuser has a contractual arrangement will provide services to Spinco relating to finance and administration, human resources, payroll and information technology and any other areas as they agree to enable Spinco to manage an orderly transition in its operation of the Weyerhaeuser Fine Paper Business. The transition services agreement will terminate when all of the terms of the services have expired or otherwise terminated. Generally, the transition services are initially priced at cost but the prices paid to Weyerhaeuser will be subject to an escalating cost structure. With respect to finance, administration, human resources and payroll services, the service fee will increase by 25% after 6 months and by 50% after 12 months. With respect to information technology services, the service fee will increase by 25% after 18 months and by 50% after 24 months.

Supply Agreements

Spinco and Weyerhaeuser, or their respective subsidiaries, will agree to enter into a Plymouth pine chip supply agreement, a Plymouth hog fuel supply agreement, a Columbus pine chip supply agreement, Canadian fibre supply agreements and a slush pulp sales agreement.

Pursuant to the Plymouth pine chip fibre supply agreement, Weyerhaeuser will agree to supply approximately 350,000 tons of softwood residual chips annually to Newco’s Plymouth, North Carolina mill for five years at a price to be negotiated annually.

Pursuant to the Plymouth hog fuel supply agreement, Weyerhaeuser will agree to supply approximately 106,000 tons of hog fuel annually to Newco’s Plymouth, North Carolina mill for an initial period of one year, subject to renewal for an additional four year term, at a price to be negotiated annually.

Pursuant to the Columbus pine chip supply agreement, Weyerhaeuser will agree to supply approximately 3,100 tons of softwood chips to Newco’s Columbus, Mississippi mill for a period commencing at the Effective Time and ending on May 31, 2007.

Pursuant to the Canadian fibre supply agreements, Exchangeco Subsidiary will agree to provide fibre to Weyerhaeuser Company Limited’s Kenora and Wawa mills in Ontario and Weyerhaeuser Saskatchewan Ltd.’s Carrot River, Hudson Bay Plywood and Hudson Bay OSB mills in Saskatchewan, and Weyerhaeuser Company

Limited and Weyerhaeuser Saskatchewan Ltd. will agree to provide fibre to Exchangeco Subsidiary’s pulp mill in Kamloops, British Columbia (and its mill in Prince Albert, Saskatchewan if it re-opens) and hog fuel to Exchangeco Subsidiary’s Dryden, Ontario mill. The term of the Canadian fibre supply agreement will be between 5 and 20 years, subject to the duration of the relevant forest licenses. The volume of fibre to be supplied in any year are expected to be similar to the volumes supplied during the preceding five years. Actual volumes will be determined annually. Increases or decreases of allowable harvest under the relevant forest licenses will be shared proportionately among Exchangeco Subsidiary, on the one hand Weyerhaeuser Company Limited and Weyerhaeuser Saskatchewan Ltd. Prices, on the other hand. Prices will be negotiated in advance based on fair market value taking into account prevailing local market price for similar fibre on similar terms and other factors.

Pursuant to the slush pulp sales agreement, Weyerhaeuser’s Columbus, Mississippi pulp mill will agree to provide 75,000 tons per year of slush pulp to Newco’s Columbus, Mississippi coated groundwood mill at a market price adjusted for freight allowances, avoided bale and processing costs and a market-based discount for a period of one year, subject to annual renewal.

Site Services Agreements

Spinco and Weyerhaeuser, or their respective subsidiaries, will enter into site services agreements with respect to certain facilities that will be owned in part by Weyerhaeuser or its subsidiaries and in part by Spinco or its subsidiaries after the Effective Time.

Pursuant to site services agreements relating to Newco’s Columbus, Mississippi coated groundwood mill, Weyerhaeuser will agree, subject to certain conditions, to provide Newco with certain products and services, including parking, temporary use of Weyerhaeuser roads and steam, electricity, gas, air and water and effluent handling services, in each case at price based on fully allocated costs. Weyerhaeuser will also lease certain office space at Weyerhaeuser’s Columbus, Mississippi facility to Newco pursuant to an annually renewable lease so long as Newco does not sell products that compete with products manufactured by Weyerhaeuser at the facility. The rent payable under this lease will equal to the actual average regional cost for comparable commercial office leases in the area.

Pursuant to site services agreements relating to Newco’s Plymouth, North Carolina mill, Newco will agree, subject to certain conditions, to provide Weyerhaeuser with certain products and services, including steam for a period not to exceed two years or until another alternative is available to Weyerhaeuser, access for Weyerhaeuser employees to Newco’s exercise facilities, fire water for a period not to exceed one year, stormwater handling services, and effluent handling services for a period not to exceed one year, in each case at a price based on fully allocated costs. In addition, pursuant to the site services agreements relating to Newco’s Plymouth, North Carolina mill, Weyerhaeuser will retain an undivided interest in certain Newco facilities at Plymouth allowing Weyerhaeuser to transmit electricity from a local utility for use at Weyerhaeuser’s sawmill for a period not to exceed one year or until the local utility installed at Weyerhaeuser’s sawmill the equipment necessary to receive electricity directly from the utility.

Pursuant to a site services agreement relating to Exchangeco Subsidiary’s Kamloops, British Columbia mill, Weyerhaeuser Company Limited will agree to allow Exchangeco Subsidiary to use Weyerhaeuser Company Limited’s weigh scales and Exchangeco Subsidiary will agree to provide Weyerhaeuser Company Limited access to its gravel pit and landfill for an indefinite period of time. The parties will also share the costs of emergency route and haul road access.

Joint Purchase Agreement

The Contribution and Distribution Agreement provides that Weyerhaeuser and Newco will in good faith negotiate and use commercially reasonable efforts to enter into a joint purchase agreement to obtain the benefit of combined bulk purchases from various suppliers.

FINANCING

Financing Commitments

On August 22, 2006, Spinco, Domtar, J.P. Morgan Securities Inc., JPMorgan Chase Bank, N.A. and Morgan Stanley Senior Funding, Inc. entered into a commitment letter. The financing commitments provided for by the commitment letter are subject to customary conditions, including the absence of any state of facts, change, effect, condition, development, event or occurrence that has been or would reasonably be likely to be material and adverse to (a) the business, assets, properties, condition (financial or otherwise), or results of operations of Domtar and its subsidiaries or of Newco and its subsidiaries, in each case taken as a whole, or of their respective business, operations and affairs, subject to certain exceptions; or to (b) the ability of any of Domtar, Weyerhaeuser or Newco to perform their respective obligations under the Transaction Agreement or related documents or consummate the Transactions. Spinco has agreed to pay J.P. Morgan Securities Inc., JPMorgan Chase Bank, N.A. and Morgan Stanley Senior Funding, Inc. certain fees in connection with the transactions contemplated by the commitment letter and has agreed to indemnify J.P. Morgan Securities Inc., JPMorgan Chase Bank, N.A., Morgan Stanley Senior Funding, Inc. and their respective affiliates against certain liabilities.
The commitment letter provides for a financing commitment of an aggregate amount of up to $2.775 billion, consisting of the following:

•	a five-year senior secured revolving credit facility to be available to Spinco, Newco and Domtar in a principal amount of $750 million, up to $350 million (or the Canadian dollar equivalent thereof) of which may be borrowed by Domtar; and

•	a three-month unsecured term loan facility to be available to Spinco in a principal amount of $1.35 billion, which, upon consummation of the Transactions, will be refinanced, in part, by a new seven-year senior secured term loan facility to be available to Spinco in an aggregate amount up to $1.7 billion, which may be increased at the option of Spinco by incremental loans to be available to Spinco and Domtar of up to $325 million to the extent necessary to refinance the existing accounts receivable securitization of Domtar and/or to redeem notes if tendered pursuant to a change of control offer with respect to Domtar’s $125 million 9.5% Debentures due August 2016.

Proposed Terms of the Senior Secured Credit Facilities

During the first quarter of 2007, Spinco expects to enter into a three-month unsecured term loan facility and a seven-year senior secured term loan facility (which will refinance in part, the three-month unsecured term loan facility) and Spinco, Newco and Domtar will enter into a five-year senior secured revolving credit facility. Set forth below is a summary of the expected terms of the new credit facilities. The final terms and, subject to the commitments described above, amounts of these new credit facilities have not been finalized and, therefore, may differ from those set forth herein.

Immediately prior to the Spinco Contribution, Spinco will draw down the three-month unsecured term loan facility to finance the $1.35 billion cash payment by Spinco to Weyerhaeuser as consideration for the Spinco Contribution. In connection with the consummation of the Transactions, the $1.35 billion three-month unsecured term loan facility will be refinanced by Spinco with (a) a portion of the net proceeds of a seven-year senior secured term loan facility, which is expected to be in a principal amount of approximately $800 million; and (b) cash on hand, including the net proceeds from the sale by Domtar in December, 2006 of its 50% interest in Norampac. The proceeds of the seven-year senior secured term loan facility will also be used to finance a portion of the Transactions, including fees, expenses and obligations related to or triggered by the Transactions. The five-year senior secured revolving credit facility, which is expected to provide for borrowings up to $750 million (up to $150 million (or the Canadian dollar equivalent thereof) of which will be made available to Domtar) may be used by Spinco, Newco and Domtar for working capital needs and for general corporate purposes, and a portion will be available for letters of credit and swingline loans. The seven-year senior secured term loan facility and the five-year senior secured revolving credit facility are referred to herein as the “senior secured credit facilities”.

Guarantors

Spinco’s direct and indirect, existing and future, U.S. wholly-owned subsidiaries will serve as guarantors of its senior secured credit facilities for any obligations thereunder of Spinco and Newco, subject to exceptions for U.S. subsidiaries of Domtar and other exceptions to be agreed. Domtar’s direct and indirect, existing and future, wholly-owned subsidiaries, as well as Spinco and Newco and their respective subsidiaries will serve as guarantors of Domtar’s obligations as a borrower under the new senior secured credit facilities, subject to exceptions to be agreed.

Security

The obligations of Spinco and Newco (and the obligations of the U.S. guarantors) in respect of the senior secured credit facilities and any hedge agreements or cash management arrangements entered into with a lender thereunder will be secured by all of the equity interests of certain of Spinco’s direct and indirect U.S. subsidiaries (other than the U.S. subsidiaries of Domtar) and 65% of the equity interest of Spinco’s direct and indirect “first-tier” foreign subsidiaries, and a perfected first priority security interest in substantially all of Spinco’s and its direct and indirect U.S. subsidiaries’ (other than the U.S. subsidiaries of Domtar) tangible and intangible assets, except for those assets as to which the administrative agent will determine in its reasonable discretion that the costs of obtaining a security interest therein are excessive in relation to the value of the security to be afforded thereby. The obligations of Domtar (and the obligations of foreign guarantors) in respect of the senior secured credit facilities and any hedge agreements or cash management arrangements entered into with a lender thereunder will be secured by all of the equity interests of Spinco’s direct and indirect subsidiaries, and a perfected first priority security interest, lien and hypothec in the inventory of Domtar and its direct and indirect subsidiaries, and inventory of Domtar, its direct and indirect subsidiaries, except for those assets as to which the administrative agent determines in its reasonable discretion that the costs of obtaining a security interest therein are excessive in relation to the value of security to be afforded thereby and the amount of indebtedness to be secured and subject to certain limitations if such a security interest would require Domtar to equally and rateably secure its existing indebtedness.

Interest Rates

With respect to loans (other than swingline loans) under the senior secured credit facilities denominated in U.S. dollars, Spinco, Newco or Domtar, as the case may be, may elect to make borrowings at an annual rate based either on (a) (i) in the case of Spinco and Newco, the alternative base rate (which means the greater of (A) the rate of interest publicly announced by JPMorgan Chase Bank, N.A. as its prime rate; and (B) the federal funds effective rate from time to time in effect plus 0.5%); and (ii) in the case of Domtar, the U.S. base rate (which means a fluctuating rate of interest which is equal at all times to the greater of (A) the reference rate of interest (however designated) of the administrative agent under the facilities for determining interest chargeable by it on U.S. dollar commercial loans made in Canada; and (B) the federal funds effective rate from time to time in effect plus 0.5%); or (b) LIBOR (which means the rate, adjusted as appropriate for statutory reserve requirements for Eurocurrency liabilities, for U.S. dollar deposits appearing on page 3750 of the Telerate screen for a period, selected by the applicable borrower, equal to one, two, three or six months or such longer period if all of the lenders so agree) plus, in each case, the applicable margin.

With respect to revolving loans (other than swingline loans) under the senior secured credit facilities denominated in Canadian dollars, Domtar will be entitled to make borrowings at an annual rate per annum equal to the Canadian prime rate (which means the greater of (a) the rate of interest publicly announced by JPMorgan Chase Bank, N.A. under the facilities from time to time as its reference rate then in effect for determining interest rates on Canadian dollar commercial loans made in Canada; and (b) the average annual rate as determined by the administrative agent as being the “BA 1 month” rates applicable to bankers’ acceptances in Canadian dollars displayed and identified as such on the “Reuters screen CDOR page” at approximately 10:00 A.M. (Toronto time) on such day, or if such day is not a business day, then on the immediately preceding business day, plus 1.0%) plus the applicable margin. If the Canadian prime rate does not appear on the Reuters screen CDOR page, then such rate shall be selected as of the immediately preceding business day for which such rate was available.

In addition, Domtar may issue bankers’ acceptances denominated in Canadian dollars for acceptance and, at Domtar’s option, purchase by the lenders at the discount rate (which means (a) for certain agreed lenders, the average discount rate of bankers’ acceptances having periods identical to the period of such bankers’ acceptance as quoted on Reuters screen CDOR page as of approximately 10:00 A.M. on such day, or if such day is not a business day, then on the immediately preceding business day; and (b) for other lenders, the rate determined by JPMorgan Chase Bank, N.A. under the facilities as being the arithmetic average (rounded upwards to the nearest multiple of 0.01%) of the discount rates, calculated on the basis of a year of 365 days, of certain agreed reference lenders established in accordance with their normal practices at or about 10:00 A.M. on the issuance date of such bankers’ acceptance, for bankers’ acceptances having maturities identical to the maturities of such bankers’ acceptances so long as the discount rate of such other lenders will not exceed for any issue the discount rate established pursuant to (a) above plus 0.1% per annum). The acceptance fee, payable on the date of acceptance, shall be calculated at a rate per annum equal to the applicable margin and shall be denominated in Canadian dollars.

Interest on the loans will be calculated on the basis of a year of 365 or 366 days (or 360 days, in the case of loans accruing interest based on LIBOR, and solely 365 days, in the case of bankers’ acceptances) for actual days elapsed.

The applicable margin means a percentage determined on the closing date of the Transactions equal to:

•	if Spinco’s senior secured long-term debt is rated greater than or equal to BB- and Ba3 on such date (in each case with a stable outlook);

–	1% per annum in the case of loans accruing interest based on the alternative base rate, the U.S. base rate or the Canadian prime rate; and

–	2% per annum in the case of loans accruing interest based on LIBOR or in the case of bankers’ acceptances.

•	if Spinco’s senior secured long-term debt is not rated at least BB- and Ba3 on such date (in each case with a stable outlook),

–	1.25% per annum in the case of loans accruing interest based on the alternative base rate, the U.S. base rate or the Canadian prime rate; and

–	2.25% per annum in the case of loans accruing interest based on LIBOR or in the case of bankers’ acceptances.

With respect to any borrowings under the five-year senior secured revolving credit facility, the applicable margin will be subject to change after Spinco has delivered financial statements for the first full fiscal quarter after the closing date of the Transactions in amounts to be agreed based on the achievement of specified leverage targets or credit ratings.

Amortization Payments

The loans outstanding under the seven-year senior secured term loan facility will be repayable in quarterly instalments equal to 1% per annum for the first six years and nine months with the unpaid principal balance to be due on the seventh anniversary of the closing date of the Transactions.

Interest and Fee Payments

Interest will be payable (a) in the case of loans accruing interest based on LIBOR, on the last day of each relevant interest period and, in the case of any interest period longer than three months, on each successive date three months after the first day of such interest period; and (b) for loans accruing interest based on the alternative base rate, the U.S. base rate or the Canadian prime rate, quarterly in arrears on the last business day of each quarter. In addition, a commitment fee will be payable calculated at a rate equal to 0.375% per annum on the average daily amount of the unused revolving credit commitment, subject to change after Spinco has delivered financial statements for the first full fiscal quarter after the closing date of the Transactions in amounts to be agreed based on the achievement of performance targets to be determined and provided that no Event of Default is in existence.

Maturity

The seven-year senior secured term loan facility will mature on the date that is seven years after the closing date of the Transactions. The five-year senior secured revolving credit facility will mature on the date five years after the closing date of the Transactions or with respect to any borrowing for which the relevant borrower so elects, a date which is on or prior to five years after the closing date of the Transactions and prior to 365 days after such borrowing is made.

Prepayments

Optional prepayments of borrowings under the senior secured credit facilities and optional reductions of the unutilized portion of the five-year senior secured revolving credit facility will be permitted at any time without premium or penalty in minimum amounts of $10 million or Cdn.$10 million, as the case may be, or a whole multiple of $1 million or Cdn.$1 million in excess thereof without premium or penalty. In addition, subject to certain exceptions to be agreed upon by the parties, 100% of the net cash proceeds from asset sales and the incurrence of debt and, subject to reduction based on the achievement of certain leverage targets to be agreed upon by the parties, 50% of excess cash flow will be required to be applied to prepay the term loans under the senior secured credit facilities.

Covenants

Under the terms of the senior secured credit facilities, after the consummation of the Transactions, Spinco will be required to meet certain financial tests, including a minimum interest coverage ratio and a maximum leverage ratio. In addition, Spinco will agree to covenants that, among other things, will limit its ability and the ability of its subsidiaries to make capital expenditures and will place restrictions on other matters customarily restricted in senior secured loan agreements, including restrictions on indebtedness, liens (including sale and leasebacks and guarantee obligations), fundamental changes, sales or disposition of property or assets, investments (including loans, advances, guarantees and acquisitions), transactions with affiliates, hedge agreements, dividends and other payments in respect of capital stock, changes in fiscal periods, environmental activity, optional payments and modifications of other material debt instruments, negative pledges, agreements restricting subsidiary distributions, changes in lines of business, and amendments to the transaction documents to the extent that any such amendment would be materially adverse to the interests of the lenders. Furthermore, the senior secured credit facilities will contain representations and warranties and affirmative covenants customarily contained in senior secured loan agreements.

Other

The senior secured credit facilities will contain customary events of default, including payment defaults, material inaccuracy of representations and warranties, covenant defaults (subject, in the case of certain covenants to a grace period of 30 days), cross-defaults, certain bankruptcy events, certain ERISA-related events, material judgments, change in control, and actual or asserted invalidity of the definitive financing documentation or any guarantee or security document or non-perfection of security interest. If an event of default occurs, the lenders under Spinco’s senior secured credit facilities would be entitled to take various actions, including acceleration of amounts due under Spinco’s senior secured credit facilities and all actions permitted to be taken by a secured creditor.

The senior secured credit facilities will also contain customary provisions protecting the lenders against increased costs or loss of yield resulting from changes in reserve, tax, capital adequacy and other requirements of law and from the imposition of or changes in withholding or other taxes and indemnifying the lenders for “breakage costs” incurred in connection with, among other things, any prepayment of a loan accruing interest based on LIBOR on a day other than the last day of an interest period with respect thereto.

SPINCO’S BOARD OF DIRECTORS AND MANAGEMENT

FOLLOWING THE TRANSACTIONS

Spinco’s Board of Directors

Spinco expects that its board of directors immediately following the consummation of the Transactions will be comprised of 13 directors, seven of whom are to be designated by Weyerhaeuser and six of whom are to be designated by Domtar. Of these 13 directors, 11 are expected to be independent under the independence requirements of the SEC and the New York Stock Exchange and other applicable Canadian Securities legislation. Harold MacKay will serve as the non-executive chairman of the board of directors.

Set forth below is information concerning those persons that Spinco expects will become its directors as of the consummation of the Arrangement. Spinco’s board of directors will be divided into three classes. The first class to be originally elected for a term expiring at the first annual meeting of stockholders following the consummation of the Transactions, another class to be originally elected for a term expiring at the second annual meeting of stockholders following the consummation of the Transactions, and another class to be originally elected for a term expiring at the third annual meeting of stockholders following the consummation of the Transactions. For more information, see “Certain Anti-Takeover Effects of Provisions of Spinco’s Certificate of Incorporation, Bylaws and Rights Plan and of Delaware Law”.

Name	Position
Harold H. MacKay	Chairman of the board of directors
Jack C. Bingleman	Director
Marvin D. Cooper	Director
Louis P. Gignac	Director
Brian M. Levitt	Director
W. Henson Moore	Director
Michael R. Onustock	Director
Raymond Royer	Director
Robert J. Steacy	Director
William C. Stivers	Director
Pamela B. Strobel	Director
Richard Tan	Director
Denis Turcotte	Director

Harold H. MacKay, age 66, has served as counsel to the law firm MacPherson Leslie & Tyerman LLP in Regina, Saskatchewan since 2005. Prior to that, he was a partner in MacPherson from 1969 to 2004. He also served as the Clifford Clark policy advisor to the Department of Finance of Canada and chaired the Task Force on the Future of the Canadian Financial Services Sector in 1997 and 1998. He is a director of The Toronto-Dominion Bank and The Mosaic Company. Mr. MacKay is an Officer of the Order of Canada.

Jack C. Bingleman, age 64, has been the president of Indian River Asset Management Inc. since 2001. Previously he held a number of executive positions with Staples Inc., including president of Staples International from 1997 to 2000. He has been a director of Domtar Inc. since 2005; he is also a director of Tractor Supply Co.

Marvin D. Cooper, age 63, was the senior vice president, cellulose fibre, white papers and containerboard manufacturing and engineering of Weyerhaeuser Company from 2002 to 2006 when he stepped down to work full-time on the Transactions. Prior to joining Weyerhaeuser in 2002, he held a number of executive positions with Willamette Industries, Inc., including executive vice president, pulp and paper mills from 1998 to 2002. His career in the pulp and paper industry spans over 36 years.

Louis P. Gignac, age 56, has been a corporate director and consultant since November 2006. Previously, he served as president and CEO of Cambior Inc. since 1986. He has been a director of Domtar Inc. since 1995; he is also a director of Gaz Metro Inc.

Brian M. Levitt, age 59, has been the chair of the board of Domtar Inc. since 2004 and the co-chair of the law firm Osler, Hoskin & Harcourt LLP since 2001. Previously, he held a number of executive positions with Imasco Limited, including president and chief executive officer from 1995 to 2000. Mr. Levitt has been a director of Domtar since 1997; he is also a director of BCE Inc.

W. Henson Moore, age 67, has been until August 2006 president and CEO of the American Forest & Paper Association since 1995. Previously, he served in a number of senior U.S. government appointments and as a member of the U.S. House of Representatives for the Sixth District of Louisiana. Mr. Moore is a director of USEC, Inc.

Michael R. Onustock, age 67, has retired as senior vice president, pulp and white paper with Weyerhaeuser Company in 2004. Prior to joining Weyerhaeuser in 2002, he held a number of executive positions in Willamette Industries, Inc., including executive vice president, pulp and fine paper marketing from 1989 to 2002. He is a director of the University of Washington Pulp and Paper School Foundation.

Raymond Royer, age 68, has been the president, chief executive officer and a director of Domtar Inc. since joining Domtar in 1996. He is also a director of Power Financial Corporation and Shell Canada Limited. Mr. Royer is an Officer of the Order of Canada, a Commander of the Order of Léopold II of Belgium and an Officer of the Ordre national du Québec.

Robert J. Steacy, age 56, has been a corporate director since May 2005. Previously, he served as the senior financial officer of Torstar Corporation since 1989 including as executive vice president and chief financial officer from 2002 to 2005. He has been a director of Domtar Inc. since 2005; he is also a director of Alliance Atlantis Communications Inc., Cineplex Galaxy Income Fund and Somerset Entertainment Income Fund.

William C. Stivers, age 68, has retired as executive vice president of Weyerhaeuser Company in 2003, serving as chief financial officer from 1990 to 2003. Mr. Stivers is a former director of Factory Mutual Insurance Company and a past member of Chase Manhattan Bank’s National Advisory Board. He is a director of Minerals Technologies Inc.

Pamela B. Strobel, age 54, has retired as executive vice president and chief administrative officer of Exelon Corporation in 2005. During her tenure with Exelon and its predecessor companies since 1993, she also served as president of Exelon’s Business Services Company and as chairman and CEO of Exelon Energy Delivery, the holding company for Exelon’s energy delivery businesses. She is a director of Sabre Holdings Corporation and State Farm Mutual Automobile Insurance Company.

Richard Tan, age 51, is the founder, president and CEO of Pacific Millennium Holdings Corporation since 1977, an investment and operating group involved over the years in various industries including pulp and paper, forest plantation, information technology, and development and global joint ventures in Asia.

Denis Turcotte, age 45, has been president and CEO of Algoma Steel Inc. since 2002. Previously, he held a number of senior executive positions with companies in the pulp and paper industry, including president of the Paper Group and executive vice president of corporate development and strategy of Tembec Inc. from 1999 to 2002.

Spinco’s Management

Set forth below is information concerning those persons that Spinco expects will become its executive officers as of the consummation of the Arrangement.

Name	Position
Raymond Royer	President and chief executive officer
Marvin D. Cooper	Chief operating officer
Steven A. Barker	Senior executive in charge of marketing
Roger H. Brear	Senior executive in charge of southern mills
Daniel Buron	Chief financial officer
Michel Dagenais	Senior executive in charge of human resources
Ghislain Dinel	Senior executive in charge of northern mills
Michael Edwards	Senior executive in charge of pulp and paper manufacturing
James F. Lenhoff	Senior executive in charge of distribution
Jean-François Mérette	Senior executive in charge of forest products
Bart Nicholson	Senior executive in charge of specialty mills
Gilles Pharand	Senior executive in charge of legal and corporate affairs
Richard L. Thomas	Senior executive in charge of sales

Raymond Royer, age 68, has been the president, chief executive officer and a director of Domtar Inc. since joining Domtar in 1996. He is also a director of Power Financial Corporation and Shell Canada Limited. Mr. Royer is an Officer of the Order of Canada, a Commander of the Order of Léopold II of Belgium and an Officer of the Ordre national du Québec.

Marvin D. Cooper, age 63, was the senior vice president, cellulose fibre, white papers and containerboard manufacturing and engineering of Weyerhaeuser Company from 2002 to 2006 when he stepped down to work full-time on the Transactions. Prior to joining Weyerhaeuser in 2002, he held a number of executive positions with Willamette Industries, Inc., including executive vice president, pulp and paper mills from 1998 to 2002. His career in the pulp and paper industry spans over 36 years.

Steven A. Barker, age 53, has been the senior vice president pulp and paper sales and marketing of Domtar since December 2004. He joined Domtar in 2000 following the acquisition of Ris Paper Company, Inc. where he held a number of executive positions since 1994. His career in the paper industry spans over 25 years.

Roger H. Brear, age 58, has been senior vice president, paper manufacturing of Domtar since 2001 when he joined following the acquisition of four U.S. paper mills from Georgia-Pacific Corporation, where he held various senior manufacturing positions. His career in the paper industry spans over 35 years.

Daniel Buron, age 42, has been the senior vice president and chief financial officer of Domtar since May 2004. He joined Domtar in 1999. Prior to May 2004 he was vice president, finance, pulp and paper sales division and, prior to September 2002, he was vice president and controller. He has over 18 years of experience in finance.

Michel Dagenais, age 57, has been vice president, human resources of Domtar since 2005. Previously, he was director, human resources of the Forest Products Group since joining Domtar in 2001. During his career that spans over 36 years, he has held various management and consulting positions in human resources and labour relations.

Ghislain Dinel, age 58, has been vice president, operations, optimization and technology of Domtar since 2004. Since joining Domtar in 1970, he has held various management positions in the pulp and paper operations. His career in the pulp and paper industry spans over 37 years.

Michael Edwards, age 58, has been vice president, fine paper manufacturing of Weyerhaeuser since 2002. Since joining Weyerhaeuser in 1994 he has held various management positions in the pulp and paper operations. Prior to Weyerhaeuser, Mr. Edwards worked at Domtar for 11 years. His career in the pulp and paper industry spans over 44 years.

James F. Lenhoff, age 56, has been senior vice president, Domtar Distribution Group since 2004. He joined Domtar in 2000 following the acquisition of Ris Paper Company Inc. where he was vice president, sales and marketing. His career in the paper industry spans over 26 years.

Jean-François Mérette, age 40, has been vice president, sawmills since he joined Domtar in 2005. Previously, he has held various management positions with a major forest products company. His career in the forest products industry spans over 16 years.

Bart Nicholson, age 47, has been vice president, fine paper converting operations since joining Weyerhaeuser in 2002. Previously, he has held various management positions in the pulp and paper operations of Willamette Industries, Inc. since 1981. His career in the pulp and paper industry spans over 26 years.

Gilles Pharand, age 62, joined Domtar in 1970; he has been senior vice president, corporate affairs since 1994 and general counsel since 1986, being responsible for secretariat, environmental and legal affairs, communications and government relations, internal audit and head office operations. His career in the pulp and paper industry spans over 37 years.

Richard L. Thomas, age 53, has been the vice president of fine papers of Weyerhaeuser since 2005. Prior to 2005, he was vice president for business papers. Mr. Thomas joined Weyerhaeuser in 2002 when Willamette Industries, Inc. was acquired by Weyerhaeuser. At Willamette, he has held various management positions in operations since joining in 1992. Previously he was with Champion International Corporation since 1980.

Annual Meeting

Spinco’s bylaws provide that an annual meeting of its stockholders will be held each year on a date specified by its board of directors. Spinco expects the first annual meeting of its stockholders after the consummation of the Transactions to be held in 2008.

Committees of the Board of Directors

Pursuant to Spinco’s bylaws, its board of directors is permitted to establish committees of three or more directors from time to time as it deems appropriate. Initially Spinco’s board of directors will have the following committees: audit committee, nominating and corporate governance committee, human resources committee and environment and health and safety committee. The membership and function of each committee are described below.

Audit Committee

The audit committee will be comprised solely of directors who meet the independence requirements of the New York Stock Exchange and the U.S. Exchange Act and are financially literate, as required by the New York Stock Exchange and applicable Canadian securities legislation. At least one member of the audit committee will be a financial expert, as defined by the rules and regulations of the SEC.

The audit committee, through regular or Domtar special meetings with management, the director of internal audit and Spinco’s independent auditors, will provide oversight of the quality and integrity of the accounting, auditing and financial reporting practices of Spinco, including Spinco’s compliance with legal and regulatory requirements, and such other duties as the board of directors or the chairperson of the audit committee deems appropriate.

The audit committee will be governed by the audit committee charter, which will be available at www.domtar.com.

Spinco expects that the members of the audit committee immediately following the consummation of the Transactions will be: Messrs. Bingleman, Gignac, Moore, Steacy and Stivers.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee will be comprised solely of directors who meet the independence requirements of the New York Stock Exchange and applicable Canadian securities legislation.

The nominating and corporate governance committee will take a leadership role in

•	shaping the governance of Spinco;

•	reviewing the compensation of Spinco’s directors; and

•	providing oversight and direction regarding the functioning and operation of the board of directors, including reviewing and recommending to the board of directors candidates for election as directors.

The nominating and corporate governance committee will be governed by the nominating and corporate governance committee charter, which will be available on its website at www.domtar.com.

Spinco expects that the members of the nominating and corporate governance committee immediately following the consummation of the Transactions will be: Messrs. Bingleman, Levitt, Mackay, Steacy and Ms. Strobel.

Human Resources Committee

The human resources committee will be comprised solely of directors who meet the independence requirements of the New York Stock Exchange and applicable Canadian securities legislation, meet the requirements for a “Non-Employee Director” under the U.S. Exchange Act and meet the requirements for an “outside director” under the Internal Revenue Code of 1986, as amended.

The human resources committee will have responsibility for

•	reviewing and approving the strategy and design of Spinco’s compensation and benefits systems;

•	making recommendations to the board of directors with respect to incentive compensation and equity-based plans;

•	managing the processes used by the board of directors to evaluate the chief executive officer;

•	reviewing the compensation of Spinco’s chief executive officer;

•	reviewing and approving salaries and incentive compensation of Spinco’s officers and certain other positions; and

•	administering Spinco’s stock option and incentive compensation plans.

The human resources committee will be governed by the human resources committee charter, which will be available at www.domtar.com.

Spinco expects that the members of the human resources committee immediately following the consummation of the Transactions will be: Messrs. Levitt, Onustok, Tan, Turcotte and Ms. Strobel.

Environment and Health and Safety Committee

The environment and health and safety committee will have responsibility for

•	reviewing the policy, management plans, programs and practices, and the performance of Spinco in environmental and health and safety matters; and

•	keeping the board of directors informed and making recommendations to the board of directors on environmental and health and safety matters.

The environment and health and safety committee will be governed by the environment and health and safety committee charter, which will be available at www.domtar.com.

Spinco expects that the members of the environment and health and safety committee immediately following the consummation of the Transactions will be: Messrs. Moore, Gignac, Onustok, Stivers and Tan.

Compensation of Directors

Spinco intends to establish a compensation policy with respect to compensation for its directors shortly after the consummation of the Transactions. This compensation policy will be prepared in accordance with standard market practice. Pursuant to this policy, non-executive directors may, among others, receive director’s fees, committee fees in respect of those committees on which they serve, travel expense reimbursement and/or stock-based compensation.

Executive Compensation

Set forth below is information regarding the compensation of the person who will serve as the chief executive officer of Spinco and certain other former employees of Weyerhaeuser and Domtar who will serve as executive officers of Spinco following the consummation of the Transactions, including the six most highly compensated persons (collectively, the “named executive officers”).

All of the information set forth in the following tables reflects compensation earned based upon services rendered to Weyerhaeuser and its subsidiaries and Domtar and its subsidiaries, respectively, as indicated. The services rendered by the named executive officers to Weyerhaeuser and Domtar, respectively, were, in most instances, in capacities not equivalent to those positions in which they will serve for Spinco. Spinco expects to establish an executive compensation policy shortly after the consummation of the Transactions. This compensation policy will reflect an appropriate compensation structure for the Combined Company. Accordingly, the historical compensation data with respect to the named executives reflected below may not be indicative of what the named executives’ compensation will be following the consummation of the Transactions.

Summary Compensation of Executive Officers

Former Weyerhaeuser Employees

The following table contains information regarding the compensation paid to the named executive officers during the last three fiscal years in their last positions with Weyerhaeuser as described under “– Spinco’s

Management”. Unless the context suggests otherwise, references in this section to “restricted stock” and “stock options” mean Weyerhaeuser common shares and options to purchase Weyerhaeuser common shares. The amounts shown do not necessarily reflect the compensation which the individuals will earn in their new capacity as executive officers of Spinco.

Summary Compensation Table

		Annual Compensation(1)			Long Term Compensation Awards
Name and Principal Position	Year	Salary ($)	Bonus ($)(2)	Other Annual Compensation ($)(3)	Restricted Stock Awards ($)	Securities Underlying Options (#)	LTIP Payouts ($)	All Other Compensation ($)(4)
Marvin D. Cooper	2005	520,336	65,472	61,406	—	26,000	—	12,442
Chief operating	2004	505,808	396,000	61,205	—	31,000	—	10,823
officer	2003	493,212	338,175	88,536	—	26,000	—	17,596

Michael Edwards	2005	234,792	23,737	—	—	9,500	—	12,246
Senior executive in	2004	223,802	131,904	—	—	9,500	—	14,497
charge of pulp and	2003	215,894	118,854	—	—	9,700	—	13,734
paper manufacturing

Richard L. Thomas	2005	282,274	32,175	—	—	16,000	—	13,300
Senior executive in charge of sales	2004 2003	232,843 227,555	155,596 124,538	— —	— —	5,800 6,000	— —	6,846 4,785

(1)	Compensation deferred at the election of the executive officer is included in the category and year it would have otherwise been paid if it had not been deferred.

(2)	The bonus is a cash incentive paid annually and calculated based on an annual measure of performance and a three-year measure of performance. For 2003, the entire bonus amount for Messrs. Cooper, Edwards and Thomas has been based on results of the three-year incentive.

(3)	Other Annual Compensation is the aggregate of:
(a)	That portion of interest above market rates (as defined by the SEC) paid on compensation voluntarily deferred by the individuals;

(b)	Tax gross-up payments; and

(c)	The aggregate cost to Weyerhaeuser of perquisites and personal benefits if the amount is in excess of the lesser of $50,000 or 10% of the executive officer’s salary plus annual bonus for the year. Amounts reported for 2005 that represent at least 25% of the aggregate are:

•	For Mr. Cooper: In 2005, a temporary living benefit of $34,054, a tax gross-up payment related to the temporary living benefit of $26,166 and a financial planning benefit of $1,186. In 2004, a temporary living benefit of $34,287, a tax gross-up payment related to the temporary living benefit of $26,345 and a financial planning benefit of $573. In 2003, a temporary living benefit of $40,585, a tax gross-up payment related to the temporary living benefit of $31,183 and a financial planning benefit of $4,736.

(4)	All Other Compensation includes:

(a)	Weyerhaeuser’s contribution to qualified 401(k) and profit sharing plan accounts;

(b)	The premium amount credited to the executive officer’s deferred compensation account based on the bonus amount deferred as common share equivalents; and

(c)	Premiums for executive term life insurance:

•	Mr. Cooper’s All Other Compensation represents Weyerhaeuser’s contribution to the qualified 401(k) plan in the amount of $10,290 for 2005, $10,045 for 2004 and $8,286 for 2003. Weyerhaeuser’s contribution to the Profit Sharing Plan was $1,374 for 2005. Also included is an executive term life insurance premium of $778 for 2005, $778 for 2004 and $1,200 for 2003.

•	Mr. Edwards’ All Other Compensation represents Weyerhaeuser’s contribution to the qualified 401(k) plan in the amount $9,204 for 2005, $8,773 for 2004 and $8,992 for 2003. Weyerhaeuser’s contribution to the Profit Sharing Plan was $1,374 for 2005. Also included is an executive term life insurance premium of $778 for 2005, $778 for 2004 and $285 for 2003.

•	Mr. Thomas’ All Other Compensation represents Weyerhaeuser’s contribution to the qualified 401(k) plan in the amount of $7,100 for 2005, $6,846 for 2004 and $4,785 for 2003. Weyerhaeuser’s contribution to the Profit Sharing Plan was $1,374 for 2005.

Former Domtar Employees

The following table contains information regarding the compensation paid to the named executive officers during the last three fiscal years of Domtar in their last positions with Domtar as described under “ – Spinco’s Management”. Unless the context suggests otherwise, references in this section to “restricted shares”, “deferred share units”, “performance share units” and “stock options” mean Domtar restricted shares, Domtar common shares (or rights relating to such shares) and Domtar stock options. The amounts shown do not necessarily reflect the compensation which the individuals will earn in their new capacity as executive officers of Spinco.

Summary Compensation Table

		Annual Compensation(1)(2)			Long Term Compensation Awards
Name and Principal Position	Year	Salary ($)		Bonus ($)(3)	Restricted Share and Share Unit Awards ($)(4)	Securities Under Options/Granted (#)
Raymond Royer	2005	836,479		—	235,040	75,000
President and chief executive officer	2004	836,976		—	2,515,645	170,000
	2003	754,776		—	18,269	115,000

Steven A. Barker	2005	320,000		85,247	271,200	24,000
Senior executive in charge of marketing	2004	288,692		—	466,400	47,000
	2003	247,115		—	—	16,000

Roger H. Brear	2005	343,423		89,962	276,612	24,000
Senior executive in charge of southern mills	2004	368,910	(5)	—	774,430	60,000
	2003	305,000		—	5,156	52,000

Daniel Buron	2005	259,671		58,888	271,200	24,000
Chief financial officer	2004	185,979		—	349,800	16,000
	2003	162,727		—	—	16,000

(1)	All compensation was paid in Canadian dollars, except the compensation of Roger H. Brear and Steven A. Barker, which was paid in U.S. dollars. Amounts paid in Canadian dollars have been converted into U.S. dollars at an exchange rate of 1.1656 Canadian dollars per U.S. dollar, the noon buying rate of the Federal Reserve Bank of New York on December 30, 2005.

(2)	Perquisites and personal benefits did not exceed the lesser of $50,000 and 10% of the annual salary and bonus for any of the named executive officers.

(3)	Bonuses are generally paid in cash in the year following the financial year in which they were earned. For 2005, the bonus plan pay-out was based only on the portion related to the individual and group key performance indicators established by the human resources committee and the board of directors. Pursuant to this plan, Mr. Royer was entitled to a bonus in 2005, but elected to forego this payment.

(4)

The data reflects the dollar value of restricted share awards, deferred share units and performance share units based on the closing price of Domtar’s common shares on the applicable grant date, which was February 24, 2005 for awards granted in 2005, February 3, 2004 for awards granted in 2004 and February 4, 2003 for awards granted in 2003. Dollar values have been converted into U.S. dollars at an exchange rate equal to the noon buying rate of the Federal Reserve Bank of New York on the applicable grant date. Deferred share units are subject to the terms of Domtar’s Executive Deferred Share Unit Plan, and have only been granted to certain members of Domtar’s management committee. The amount of the grant is determined based on Domtar’s return on equity for the preceding fiscal year and the participant’s position, namely, 25% of base salary for Mr. Royer. Messrs. Barker and Buron, although members of Domtar’s management committee, are not participants in Domtar’s Executive Deferred Share Unit Plan. The grant value of the deferred share units is based on a price equal to the average closing price of Domtar common shares during the previous fiscal year. Deferred share units are paid only upon the retirement, death or permanent disability of participants. The value of the payment is determined at that time according to market value of the Domtar common shares during a 12-month period preceding the event, and payment is made within a period of time determined in accordance with applicable Canadian tax rules. No deferred share unit becomes vested until the retirement, death or permanent disability of participants or before termination of employment of an executive officer provided that he was a member of the management committee during a continuous period of at least seven years, except with the approval of the Human

Resources Committee. No deferred share units were granted in 2004 or 2005, and the plan was eliminated in 2005. Information provided for 2004 and 2005 indicates only dividends accrued on the previous grants.

Performance share units are subject to the terms of Domtar’s Executive Performance Share Unit Plan. Since the inception of this plan, performance share units have only been provided to members of Domtar’s management committee. Each performance share unit, subject to the vesting conditions set out in each grant being fulfilled, gives a participant the right to receive one common share or, at the participant’s option, the cash equivalent at the time of vesting. In the event a participant elects to receive Domtar common shares, Domtar will make arrangements for delivery of such shares through purchases on the open market. Information provided also includes reinvested dividends. Performance share units 1 vest in three equal instalments on December 31, 2004, on December 31, 2005 and on December 31, 2006 so long as Domtar’s return on shareholders’ equity equals or exceeds the average return on shareholders’ equity of the competitor companies in the reference group during each year. The 2004 and 2005 increments did not vest as the parameters were not attained. Performance share units 2 will have vested entirely on December 31, 2006 so long as Domtar’s return on shareholders’ equity equaled or exceeded the average return on shareholders’ equity of the competitor companies in the reference group during that period. Because some or all of the performance measures are not expected to be satisfied, Domtar expects that full payouts will not be made. As of January 19, 2007, Spinco did not have sufficient information regarding the performance of competitor companies in the reference group during the relevant period to determine whether any performance share units had vested as of December 31, 2006. No performance share units were granted in 2005. Information provided for 2005 indicates only dividends accrued on the performance share units granted in 2004.

Restricted shares are granted annually. The number of shares awarded depends on the executive officer’s position and the level of pay-out under Domtar’s annual bonus plan. Shares are delivered to the executive officer after a three-year period, subject to the executive officer’s continuous employment with Domtar through such period.

Dividends are paid with respect to deferred share units and performance share units on a quarterly basis in the form of additional deferred share units or performance share units, as applicable. Mr. Royer received dividends of 866 deferred share units, 1,641 performance share units 1 and 3,745 performance share units 2 in 2005 and 514 deferred share units, 731 performance share units 1 and 1,669 performance share units 2 in 2004. Mr. Barker received dividends of 445 performance share units 2 in 2004 and 999 performance share units 2 in 2005, and Mr. Buron received dividends of 746 performance share units 2 in 2005 and 220 performance share units 2 in 2004. No dividends are paid with respect to restricted share awards to holders of those awards.

(5)	Mr. Brear’s salary for 2004 included a relocation allowance of $25,833.33

Based on the closing price of Domtar’s common shares on December 30, 2005, the aggregate award amounts (including dividends paid in the form of deferred share units or performance share units, as applicable) and dollar value held by the named executive officers on December 31, 2005 was:

Name and Principal Position	Restricted Shares (#)	Deferred Share Units (#)	Performance Share Units 1 (#)	Performance Share Units 2 (#)	Aggregate Dollar Value ($)
Raymond Royer	26,000	3,110	68,122	155,414	1,455,241
President and chief executive officer

Steven A. Barker	30,000	—	—	41,444	411,517
Senior executive in charge of marketing

Roger H. Brear	30,000	2,599	16,246	51,805	579,744
Senior executive in charge of southern mills

Daniel Buron	30,000	—	—	30,966	351,164
Chief financial officer

Stock Option Grants

Former Weyerhaeuser Employees

The following table contains information relating to the Weyerhaeuser stock option grants made in 2005 to the named executive officers. The options are subject to the terms of Weyerhaeuser’s 2004 Long-Term Incentive Plan (the “Weyerhaeuser Stock Plan”). The Weyerhaeuser Stock Plan provides for the award of stock options, stock appreciation rights, restricted stock and stock units, and performance shares and performance units to selected executive officers of Weyerhaeuser and its subsidiaries. Unless the context suggests otherwise, references in this section to “stock options”, “stock appreciation rights”, “restricted stock”, “restricted stock units”, “performance shares” and “performance units” mean stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares and, respectively, performance units to acquire Weyerhaeuser common shares. No stock appreciation rights, restricted stock, restricted stock units, performance shares and performance units have been granted to the named executive officers in 2005.

Stock options granted in 2005 generally vest in four equal annual instalments on each of the first four anniversaries of the grant date and expire ten years after the grant date. Stock options are not transferable and are subject to earlier termination in certain events related to termination of employment.

The stock options granted in 2005 were granted at 100% of the fair market value, which assures that executive officers will receive a benefit only when the stock price increases.

In connection with the Transactions, each employee of Weyerhaeuser who will become an employee of Spinco and holds a Weyerhaeuser stock option will be given the opportunity to elect to either continue to hold all of his or her Weyerhaeuser stock options in accordance with their terms or surrender all of his or her Weyerhaeuser stock options in exchange for Spinco stock options. See “The Transaction Agreement – Treatment of Weyerhaeuser Equity Awards”.

Option Grants in 2005 Fiscal Year

Name and Principal Position	Number of Securities Underlying Option Granted (#)(1)	Percent of Total Options Granted to Employees in Fiscal Year (%)	Exercise or Base Price ($/sh)	Expiration Date	Grant Date Present Value ($)(2)
Marvin D. Cooper	26,000	0.75	63.495	02/16/15	518,700
Chief operating officer
Michael Edwards	9,500	0.27%	63.495	02/16/15	189,525
Senior executive in charge of pulp and paper manufacturing
Richard L. Thomas	16,000	0.46%	63.495	02/16/15	319,200
Senior executive in charge of sales

(1)	Stock options granted in 2005 generally vest in four equal instalments on each of the first four anniversaries of the grant date and expire ten years after the grant date. The stock options were granted for a term of 10 years, subject to earlier termination in certain events related to termination of employment.

(2)	The estimated grant date present value reflected in the above table is determined using the Black-Scholes model. The material assumptions and adjustments incorporated in the Black-Scholes model in estimating the value of the stock options reflected in the above table include the following:

•	an exercise price on the stock option of $63.495 equal to the fair market value of the underlying stock on the grant date;

•	an option term of ten years;

•	an interest rate of 4.17% that represents the interest rate on a U.S. Treasury security with a maturity date corresponding to that of the option term;

•	volatility of 28.64% calculated using daily stock prices for the three-year period prior to the grant date; and

•	dividends at the rate of $1.60 per share representing the annualized dividends paid with respect to a share of common stock at the date of grant.

The ultimate values of the stock options will depend on the future market price of Spinco’s common stock, which cannot be forecast with reasonable accuracy. The actual value, if any, an optionholder will realize upon exercise of a stock option will depend on the excess of the market value of Spinco’s common stock over the exercise price on the date the stock option is exercised.

Options held as of December 31, 2006

Name and Principal Position	Number of Securities Underlying Options Held	Weighted Exercise or Base Price ($/Sh)	Expiration Date(1)
Marvin D. Cooper	208,188	59.741	4/24/09 – 2/15/16
Chief operating officer
Michael Edwards	21,375	64.110	2/9/10 – 2/16/16
Senior executive in charge of pulp and paper manufacturing
Richard L. Thomas	63,513	61.020	4/11/07 – 2/16/16
Senior executive in charge of sales

(1)	Other than stock options granted to Messrs. Edwards and Thomas on April 19, 2006, which expire five years after the grant date, all stock options granted to Messrs. Cooper, Edwards and Thomas expire ten years after the grant date.

Former Domtar Employees

The following table contains information relating to the Domtar stock option grants made in 2005 to the named executive officers. The options are subject to the terms of Domtar’s Executive Stock Option and Share Purchase Plan. Domtar’s Executive Stock Option and Share Purchase Plan provides for the award of stock options, share appreciation rights and rights to purchase Domtar common shares to selected executive officers of Domtar and its subsidiaries. Unless the context suggests otherwise, references in this section to “stock options”, “share appreciation rights” and “rights” mean stock options, share appreciation rights and rights to acquire Domtar common shares, respectively. No share appreciation rights have been granted since 1991 and no rights have been granted since 2004.

Stock options generally vest in four equal annual instalments on each of the first four anniversaries of the grant date and expire ten years after the grant date. Stock options are not transferable and may be exercised only for as long as the participant remains an eligible executive or employee, subject to limited exceptions such as death or retirement.

Stock options awarded between February 2003 and January 2005 vest in four equal instalments on each of the first four anniversaries of the grant date only if the average closing price of Domtar common shares on the Toronto Stock Exchange during the 20 consecutive trading days immediately preceding that anniversary date equals or exceeds the average performance of an index composed of the S&P 500 Materials (U.S). Index (50%) and the S&P/TSX Materials (Canada) Index (50%).

Should the average price be less than the average performance of the index, the applicable portion of the grant will not vest, but may vest on any following anniversary date if the foregoing test, applied on a cumulative basis, is satisfied at that time. Any portion that has not vested on or before the expiration of the stock option expires automatically at that time. No stock options granted between February 2003 and January 2005 vested in 2004 or 2005.

Stock options awarded during or after February 2005 vest in four equal instalments on each of the first four anniversaries of the grant date and expire, subject to certain exceptions, six years after the grant date. The right to exercise these stock options is linked to the performance of Domtar common shares according to parameters determined from time to time by Domtar’s human resources committee. For the stock options awarded in 2005, the human resources committee determined that the market price of one Domtar common share will have to increase by at least 20% over the grant price before the stock option may be exercised. Upon exercise of these stock options, 60% of the difference between the fair market value at the time of exercise and the grant price will be converted into Domtar common shares to be held by the participant for at least 12 months after the date of exercise.

For a description of the exchange of Domtar stock options for Spinco stock options as part of the Arrangement see “The Transaction Agreement – Treatment of Domtar Equity Awards”.

Under Domtar’s retention plan, if a participant’s position is eliminated prior to December 31, 2007, the participant’s outstanding stock options will vest, subject to consummation of the Transactions. See “– Employment Contracts and Termination of Employment Arrangements”.

Option Grants in 2005 Fiscal Year

Name and Principal Position	Number of Securities Underlying Option Granted (#)	Percent of Total Options Granted to Employees in Fiscal Year (%)	Exercise or Base Price ($/sh)(1)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
					5% ($)	10% ($)
Raymond Royer	75,000	15.14	9.81	02/23/11	250,500	568,500
President and chief executive officer

Steven A. Barker	24,000	4.84	9.81	02/23/11	80,160	181,920
Senior executive in charge of southern mills

Roger H. Brear	24,000	4.84	9.81	02/23/11	80,160	181,920
Senior executive in charge of southern mills

Daniel Buron	24,000	4.84	9.81	02/23/11	80,160	181,920
Chief financial officer

(1)	Exercise prices are determined in Canadian dollars. Exercise prices and potential realizable values have been converted into U.S. dollars at an exchange rate of 1.1656 Canadian dollars per U.S. dollar, the noon buying rate of the Federal Reserve Bank of New York on December 30, 2005.

Options held as of December 31, 2006(1)

Name of Principal Position	Number of Securities Underlying Options held	Weighted Exercise or Base Price ($/Sh)(2)	Expiration Dates(3)
Raymond Royer	794,031	10.91	3/5/07 – 2/26/12
President and chief executive officer

Steven A. Barker	121,750	10.82	10/18/10 – 2/26/12
Senior executive in charge of marketing

Roger H. Brear	238,000	11.44	06/26/08 – 02/26/12
Senior executive in charge of southern mills

Daniel Buron	95,875	11.54	3/8/10 – 2/26/12
Chief financial officer

(1)

Using the assumptions used to estimate the number of shares of Spinco’s common stock Weyerhaeuser shareholders will receive in connection with the Transactions (see “The Transactions – The Distribution”) and after giving effect to the Transactions, including the Arrangement (see “The Transactions – The Arrangement”), it is currently estimated that Mr. Royer will hold 547,873 options to purchase shares of Spinco’s common stock having a weighted average exercise price of $7.97, Mr. Brear will hold 162,188 options to purchase shares of Spinco’s common stock having a weighted average exercise price of $7.98, Mr. Barker will hold 96,022 options to purchase shares of Spinco’s common stock having a weighted average exercise price of $7.58 and Mr. Buron will hold 75,546 options to purchase shares of Spinco’s common stock having a weighted average exercise price of $7.32.

(2)	Weighted exercise prices have been converted to U.S. dollars at an exchange rate of 1.1652 Canadian dollars per U.S. dollar, the noon buying rate of the Federal Reserve Bank of New York on December 29, 2006.

(3)	Stock options granted between February 2003 and January 2005 expire ten years after the grant date. Stock options awarded during and after February 2005 expire six years after the grant date. Messrs. Royer, Brear, Barker and Buron, respectively, hold stock options that expire between March 5, 2007 and February 26, 2012, June 26, 2008 and February 26, 2012, October 18, 2010 and February 26, 2012 and March 8, 2010 and February 26, 2012 depending on the grant date of the stock option.

Stock Option Exercises

Former Weyerhaeuser Employees

The following table contains information relating to the exercise of options to purchase Weyerhaeuser common shares by the named executive officers in 2005, as well as the number and value of their unexercised options to purchase Weyerhaeuser common shares as of December 31, 2005.

Name and Principal Position	Shares Acquired on Exercise (#)(1)	Value Realized ($)	Shares Subject to Options at December 31, 2005 (#)		Value of Unexercised In-The-Money Options at December 31, 2005 ($)
			Exercisable	Unexercisable	Exercisable(2)	Unexercisable(2)
Marvin D. Cooper(3)	—	—	109,938	62,250	1,222,256	373,481
Chief operating officer

Michael Edwards	4,075	82,146	8,675	23,575	45,928	145,636
Senior executive in charge of pulp and paper manufacturing

Richard L. Thomas	6,232	185,032	27,550	23,538	283,881	113,248
Senior executive in charge of sales

(1)	Number of securities underlying stock options/share appreciation rights exercised.

(2)	Based on a fair market value on December 30, 2005 of $66.34, as determined based upon the closing price of Weyerhaeuser common shares on the New York Stock Exchange on that date.

(3)	In connection with the acquisition by Weyerhaeuser in 2002 of Willamette, options to purchase shares of Willamette stock held by Mr. Cooper were converted into stock options to purchase Weyerhaeuser common shares.

Former Domtar Employees

The following table contains information relating to the exercise of options to purchase Domtar common shares by the named executive officers in 2005, as well as the number and value of their unexercised options to purchase Domtar common shares as of December 31, 2005.

Name and Principal Position	Shares Acquired on Exercise (#)(1)	Value Realized ($)	Shares Subject to Options at December 31, 2005(#)		Value of Unexercised In-The-Money Options at December 31, 2005
			Exercisable(2)	Unexercisable(2)	Exercisable(2)	Unexercisable(2)
Raymond Royer	—	—	670,031	283,750	—	—
President and chief executive officer

Steven A. Barker(3)	—	—	30,750	74,000	—	—
Senior executive in charge of marketing

Roger H. Brear(3)	—	—	18,750	91,250	—	—
Senior executive in charge of southern mills

Daniel Buron(3)	—	—	15,875	51,000	—	—
Chief financial officer

(1)	Securities acquired during 2005 upon the exercise of stock options.

(2)	No share appreciation rights have been granted since 1991.

(3)	Messrs. Royer, Brear, Barker and Buron received respectively, 6,225, 2,925, 1,000 and 1,000 bonus shares pursuant to the Domtar’s Executive Stock Option and Share Purchase Plan. As of December 31, 2005, the bonus shares had a market value of $5.76 per share (based on an exchange rate of 1.1656 Canadian dollars per U.S. dollar, the noon buying rate of the Federal Reserve Bank of New York on December 30, 2005).

Long-Term Incentive Awards

Former Weyerhaeuser Employees

No awards were granted to the named executives in 2005 under Weyerhaeuser’s long-term incentive arrangements other than stock option awards. See “– Stock Option Grants – Former Weyerhaeuser Employees”.

Former Domtar Employees

No awards were granted in 2005 under Domtar’s long-term incentive arrangements other than stock option awards (see “– Stock Option Grants – Former Domtar Employees”) and restricted share awards (see “– Summary Compensation of Executive Officers – Former Domtar Employees – Summary Compensation Table”).

Defined Benefit or Actuarial Plan Disclosure

Former Weyerhaeuser Employees

The following table illustrates the estimated annual standard pension benefit payable as of normal retirement at age 65 at specified compensation levels and years of service classifications and is based on the assumption of benefit liabilities accrued under the Weyerhaeuser defined benefit plans.

	Years of Benefit Service(1)
Final Average Earnings ($)	7	15	20	25	30	35
300,000	31,090	66,622	88,829	111,036	133,244	155,451
350,000	36,515	78,247	104,329	130,411	156,494	182,576
400,000	41,940	89,872	119,829	149,786	179,744	209,701
450,000	47,365	101,497	135,329	169,161	202,994	236,826
500,000	52,790	113,122	150,829	188,536	226,244	263,951
550,000	58,215	124,747	166,329	207,911	249,494	291,076
600,000	63,640	136,372	181,829	227,286	272,744	318,201
700,000	74,490	159,622	212,829	266,036	319,244	372,451
800,000	85,340	182,872	243,829	304,786	365,744	426,701
900,000	96,190	206,122	274,829	343,536	412,244	480,951
1,000,000	107,040	229,372	305,829	382,286	458,744	535,201
2,000,000	215,540	461,872	615,829	769,786	923,744	1,077,701
3,000,000	324,040	694,372	925,829	1,157,286	1,388,744	1,620,201
4,000,000	432,540	926,872	1,235,829	1,544,786	1,853,744	2,162,701

(1)	Estimated annual benefits payable upon retirement at age 65 (before giving effect to applicable Social Security benefits) under Weyerhaeuser’s Retirement Plan and Supplemental Retirement Plan to individuals having the specified years of credit service and the indicated average annual salaries.

Weyerhaeuser’s Retirement Plan for Salaried Employees (the “Weyerhaeuser Retirement Plan”) is a noncontributory, defined benefit pension plan for salaried employees under which normal retirement is at age 65 and early retirement can be elected by any participant who has reached age 55 and has at least 10 years of vesting service. The annual retirement benefit payable upon normal retirement is equal to (a) 1.1% of the participant’s average annual salary for the highest five consecutive years during the ten calendar years before retirement multiplied by years of credited service, plus (b) 0.45% of such highest average annual salary in excess of the participant’s Social Security integration level (as such term is defined in the Retirement Plan), multiplied by the number of years of credited service. The benefit payable upon early retirement is a percentage of the benefit that would be payable upon normal retirement and ranges from 72% at age 55 to 100% at age 62. Joint and survivor elections may be made under the Weyerhaeuser Retirement Plan. A participant in a defined benefit pension plan is generally limited under the Internal Revenue Code to an annual benefit at Social Security normal retirement age of the lesser of (a) $175,000 (subject to adjustment) or (b) 100% of the participant’s average compensation during the consecutive three-year period in which he received the highest compensation. Further reduction may be required for retirement prior to the Social Security normal retirement age. Salary used in calculating retirement benefits is average annual salary for the highest five consecutive years during the ten calendar years before retirement.

Employees nominated by Weyerhaeuser’s chief executive officer and approved by Weyerhaeuser’s compensation committee are eligible to participate in Weyerhaeuser’s Supplemental Retirement Plan (the “Weyerhaeuser Supplemental Plan”). Weyerhaeuser Supplemental Plan benefits, which are paid outside the Weyerhaeuser Retirement Plan from the general funds of Weyerhaeuser, are determined by applying to incentive compensation paid in the five highest consecutive calendar years during the ten calendar years before retirement of total compensation (base salary plus any award under Weyerhaeuser’s incentive compensation plans) the formula for determining Weyerhaeuser Retirement Plan benefits. The Weyerhaeuser Supplemental Plan also includes benefits that exceed the Internal Revenue Code limitations described above.

If each of the executive officers named in the Summary Compensation table referred to above had retired in 2005, the five-year average compensation used to calculate retirement benefits would average 118% of total compensation set forth in such table and the final average compensation used to calculate retirement benefits for the named individuals in the table would have been $792,695 for Mr. Cooper, 310,114 for Mr. Edwards and 370,603 for Mr. Thomas. The credited years of service for the named individuals in the table were, respectively, 25.7, 8.7 and 13.6 years.

Pursuant to the terms of the Canadian Asset Transfer Agreement, Weyerhaeuser Company Limited and/or Weyerhaeuser Saskatchewan Ltd. will assign and transfer to Exchangeco Subsidiary all their rights, obligations and liabilities with respect to the defined benefit pension plans for hourly employees employed at their respective facilities in Prince Albert, Saskatchewan, Dryden, Ontario, Big River, Saskatchewan and Ear Falls, Ontario. Hourly employees of Weyerhaeuser Company Limited or Weyerhaeuser Saskatchewan Ltd. who become employees of Spinco will continue to accrue benefits under such plans. All other employees of Weyerhaeuser, Weyerhaeuser Company Limited and Weyerhaeuser Saskatchewan Ltd. who become employees of Spinco will cease to accrue benefits under the defined benefit pension plans sponsored by Weyerhaeuser or Weyerhaeuser Company Limited. If these employees have satisfied the vesting requirements under the terms of the applicable plan or under applicable law at the time they join Spinco, they will have vested interests in the relevant Weyerhaeuser or Weyerhaeuser Company Limited defined benefit pension plans at the time of their termination from Weyerhaeuser, Weyerhaeuser Company Limited or Weyerhaeuser Saskatchewan Ltd.

Former Domtar Employees

To encourage designated and other executive officers to remain in Domtar’s service, Domtar provides certain benefits through the basic pension and supplemental pension benefit plans.

Basic Pension Benefits – Canadian plan

The table below shows the estimated annual benefits payable to participants under the Domtar Pension Plan for Non-Negotiated Employees (the “Domtar Pension Plan”) upon normal retirement.

	Years of Benefit Service(1)
Remuneration(2) ($)	15 years	20 years	25 years	30 years	35 years
100,000	31,378	41,833	52,289	62,336	73,211
200,000	34,924	46,624	58,280	69,936	81,592
300,000	34,924	46,624	58,280	69,936	81,592
300,000	34,924	46,624	58,280	69,936	81,592
400,000	34,924	46,624	58,280	69,936	81,592
500,000	34,924	46,624	58,280	69,936	81,592
600,000	34,924	46,624	58,280	69,936	81,592
700,000	34,924	46,624	58,280	69,936	81,592
800,000	34,924	46,624	58,280	69,936	81,592

(1)	The maximum annual pension allowed was Cdn.$2,000 for each year of service in 2005. This maximum annuity was increased to Cdn.$2,111 in 2006.

(2)	Pension benefits are paid in Canadian dollars. Amounts reflected in table have been converted into U.S. dollars at an exchange rate of 1.1656 Canadian dollars per U.S. dollar, the noon buying rate of the Federal Reserve Bank of New York on December 30, 2005.

The Domtar Pension Plan is registered with the Canadian federal and provincial authorities. It has two options, a defined benefit option and a defined contribution option.

Participation in the Domtar Pension Plan is mandatory for all employees hired since January 1, 1998. Employees may only join the defined contribution option. Participation is mandatory no later than the first day of January following completion of two years of continuous service with Domtar.

Under the defined benefit option, the Domtar Pension Plan is funded by Domtar and by employee contributions. It provides for normal retirement benefits beginning at age 65, while permitting early retirement with reduced benefits. Since January 1, 2000, the annual benefits payable are equal to 1.5% (1.3% for the contributing years before January 1, 2000) of the average of the Yearly Maximum Pensionable Earnings (“YMPE”) during the five years preceding the employee’s termination of employment, plus 2% of the employee’s best average earnings during any consecutive 60 months in the last 120-month period prior to his termination of employment divided by five, in excess of the average of the YMPE, multiplied by his years of contributory service. Employees with at least 15 years of continuous employment and retiring after attainment of age 55 but prior to age 65 will also be eligible for a bridging supplement based upon the employee’s number of years of continuous service with Domtar (maximum of 30 years).

Under the defined contribution option, the Domtar Pension Plan is funded by Domtar and by employee contributions. Since September 1, 2000, the level of contributions varies from 1.5% to 6.5% of the pensionable earnings depending upon the employee’s age and years of continuous service. The pensionable earnings on which the employee may contribute each year are limited to Cdn.$100,000. Domtar matches the employees’ contributions at 100%.

Basic Pension Benefits – U.S. plans

The Domtar U.S. Salaried Pension Plan is entirely funded by Domtar. Participation in the plan is mandatory upon completion of one year of service. Each year, a percentage of the employee’s pensionable earnings is credited to his account. This percentage is based on the employee’s age as of the first day of January of the calendar year during which the allocation is made to his account. In addition, the employee’s account is credited with an annual interest equal to the annual rate of interest on 30-year Treasury Constant Maturities published by the Federal Reserve Board. Benefits under the Domtar U.S. Salaried Pension Plan become fully vested with respect to an employee after three years of service.

Salaried employees may also enroll if they wish in the Domtar U.S. Salaried 401(k) Plan after three months of service and if they do so, Domtar’s contributions will commence after one year of service. The plan allows employees to contribute from 1% to 60% of their earnings on a pre-tax basis, subject to the limits of the federal legislation. Domtar matches 100% of the first 3% of pay and 50% between 3% and 8% of pay. Domtar’s contributions become fully vested with respect to an employee after three years of service.

Supplemental Pension Benefits

Domtar also has a supplemental pension benefit program in which Messrs. Royer, Barker and Buron participate.

Under this program, members in Canada will receive benefits payable out of the general funds of Domtar. The annual benefits payable are equal to 2% of the best average earnings for each year of contributory service up to ten years plus, if the number of years of contributory service exceeds 10, 10% and, for each year of contributory service in excess of 10 years, 2 1/2% of the best average earnings, with a maximum of 60%, less any amounts payable under the Domtar Pension Plan.

Under this program, benefits are funded in the event of a change of control in which case there will be immediate funding, or if they continue to occupy their position until normal retirement age (currently age 65) in which case funding will be made over a period of five years starting at age 60.

Total Estimated Pension Benefits

Domtar has entered into a retirement agreement with Mr. Royer providing for supplemental pension benefits, which, together with those provided by the Domtar Pension Plan, will provide him with an annual pension calculated as provided in the supplemental pension benefit program except that each year of credited service will count for two years of credited service. The annual estimated amount payable as of December 31, 2005 to Mr. Royer under the terms of his agreement would be $631,365. This amount includes the amount received pursuant to the Domtar Pension Plan.

The annual estimated amounts payable to Mr. Brear at age 65, as of December 31, 2005 under the pension benefit programs would be $250,130, to Mr. Barker would be $232,000 and to Mr. Buron would be $222,349.

For purposes of determining the benefits payable under Domtar’s pension plans, base salary and bonuses are used as set forth in the Summary Compensation Table referred to above.

The years of service determined under the provisions of Domtar’s pension plans as of December 31, 2005 are: for Mr. Royer, 9 years and 4 months (18 years and 8 months for the purposes of the supplemental pension benefit program), for Mr. Brear, 4 years and 4 months, for Mr. Barker, 5 years and 5 months and for Mr. Buron, 5 years and 7 months.

Employment Contracts and Termination of Employment Arrangements

Domtar has an existing employment contract and termination of employment arrangement with Raymond Royer, as set forth below. Spinco expects that this agreement and arrangement will remain in effect upon the consummation of the Transactions. Spinco has not yet determined whether it shall enter into written employment contracts with the other named executives.

Employment Contract

Raymond Royer.    Since September 3, 1996, Domtar has retained the services of Mr. Royer as president and chief executive officer for an indefinite term. Upon termination at any time of Mr. Royer’s employment for reasons other than cause, resignation, death, long-term disability, his 65th birthday, or upon a substantial change in his responsibilities or compensation, he will be entitled to receive an amount equal to two times the sum of his annual base salary and target annual bonus plus one month of his base salary and one-twelfth of his target annual bonus for each year of service with Domtar, up to a maximum of 2.5 times the sum of his annual base salary and target annual bonus. In December 2002, the board of directors of Domtar approved an extension of Mr. Royer’s employment agreement until the end of 2006, i.e. beyond his 65th birthday. At the request of the board of the directors of Domtar, Mr. Royer has agreed to serve beyond that date. The financial terms of Mr. Royer’s employment agreement are set forth in the table under the Summary Compensation Table referred to above.

Termination of Employment Arrangements

Domtar has a policy pursuant to which the executive officers of Domtar will be compensated in the event of termination of their employment for reasons other than cause, resignation, death, or uninterrupted continuous employment with a successor corporation. Pursuant to this policy, Messrs. Barker and Buron would be entitled to receive an amount equal to two times the amount of their respective annual base salaries.

In August 2006, the board of directors of Domtar adopted a retention plan to retain key employees through the implementation of the restructuring plan announced in November 2005 and the consummation of the Transactions. Domtar’s retention plan guarantees a minimum bonus for 2007 equivalent to the greater of (a) 1.5 times the participant’s 2007 target bonus under Domtar’s short-term incentive plan; and (b) the amount payable under the incentive program to be established by Spinco. Mr. Royer will not participate in the retention plan’s minimum bonus for 2007. Each other former Domtar employee who is a member of Spinco’s management committee will not participate in the retention plan’s minimum bonus for 2007 unless his or her position is eliminated as further described below.

If a participant’s position is eliminated on or prior to December 31, 2007, he or she will be paid a guaranteed minimum 2007 bonus as if his or her job had continued through the end of 2007 and any unvested options, deferred share units and shares of restricted stock that the participant holds will vest, subject to consummation of the Transactions. The aggregate amount of the retention bonuses payable to current members of Domtar’s management committee will not exceed the aggregate amount of the minimum bonuses for 2007 of those members by more than Cdn. $600,000.

In recognition of their significant contribution and additional efforts with respect to the implementation of the restructuring plan announced in November 2005 and the successful negotiation of the Transactions, in August 2006 Domtar’s board of directors approved special performance bonuses under the plan for members of Domtar’s management committee, including Cdn. $1,267,500, $322,920, $313,200 and Cdn. $249,600 for Messrs. Royer, Brear, Barker and Buron, respectively. These special performance bonuses are to be paid instead of any bonus for 2006 to which these executives would otherwise be entitled under Domtar’s short-term incentive plan. This special bonus will be paid following consummation of the Transactions or, if the Transactions are not consummated, following termination of the Transaction Agreement, in either case so long as the executive officer remains employed through that date.

As contemplated by the Arrangement, Domtar’s retention plan also provides that, subject to and upon consummation of the Transactions, Domtar will forgive the balance of any loan extended to a current or former participant under Domtar’s Executive Stock Option and Share Purchase Plan in connection with the exercise of rights to purchase Domtar common shares thereunder in an amount equal to the excess of the loan amount (plus any outstanding interest) over the fair value of the Domtar common shares pledged as security for the loan. The participant will be required to return the pledged shares to Domtar in repayment of the remaining portion of the loan and waive any rights to receive bonus common shares granted in connection with his or her exercise of rights to purchase Domtar common shares under Domtar’s Executive Stock Option and Share Purchase Plan. Any outstanding contracts to purchase Domtar common shares entered into between Domtar and a retention plan participant under Domtar’s Executive Stock Option and Share Purchase Plan will also be cancelled as of the date of the consummation of the Transactions. Any rights to receive bonus common shares granted in connection with those contracts will also be cancelled. Domtar will also provide the participants with an amount sufficient to cover any taxes payable by the participants in connection with any loan forgiveness and/or cancellation of any share purchase contract pursuant to the Arrangement (see “The Transaction Agreement – Treatment of Domtar Equity Awards”). As of December 31, 2006, the principal amount of the loans outstanding to each of Messrs. Brear Barker and Buron (each of which was made prior to July 2002) was Cdn. $173,979, Cdn. $59,480, Cdn. $59,480 respectively, with 11,700, 4,000 and 4,000 Domtar common shares pledged to secure each of these loans, respectively.

In the event that any payments under Domtar’s retention plan or otherwise would be subject to the U.S. “golden parachute” excise tax under Section 4999 of the Internal Revenue Code, such payment will be reduced to the extent necessary so that no such tax is imposed.

OWNERSHIP OF SPINCO’S STOCK

UPON COMPLETION OF THE TRANSACTIONS

Directors and Executive Officers

The following table sets forth an estimate of the anticipated beneficial ownership of Spinco common stock immediately following the consummation of the Transactions by each of Spinco’s directors and executive officers and all directors and executive officers as a group, if Weyerhaeuser elects to effect the Distribution in whole as a pro rata dividend, based upon information available to Domtar concerning ownership of Weyerhaeuser common shares and Domtar common shares as of October 31, 2006. The actual number of shares of Spinco common stock beneficially owned by its directors and executive officers will depend on the number of outstanding Domtar common shares as of January 19, 2007 and the number of shares of Spinco common stock issuable pursuant to equity awards held by former Weyerhaeuser employees and Domtar employees whose equity awards are converted into Spinco equity awards, which will not be determined until shortly before the Distribution occurs. See “The Transactions – The Contribution – Determination of Number of Shares of Spinco Common Stock to be Issued to Weyerhaeuser” and “The Transaction Agreement – Treatment of Domtar Equity Awards” and “The Transaction Agreement – Treatment of Weyerhaeuser Equity Awards”. The mailing address of each of these individuals is c/o Domtar Corporation, 395 de Maisonneuve Blvd. West, Montréal, Québec, Canada H3A 1L6. As used in this document, “beneficial ownership” means that a person has, or may have within 60 days, the sole or shared power to vote or direct the voting of a security and/or the sole or shared investment power with respect to a security (i.e., the power to dispose or direct the disposition of a security).

Name	Shares Projected to be Beneficially Owned (1)		Percent of Class
Harold H. MacKay	472		0.0%
Jack C. Bingleman	42,528	(3)	0.0%
Louis P. Gignac	29,819	(4)	0.0%
Brian M. Levitt	90,018	(5)	0.0%
W. Henson Moore	—		—
Michael R. Onustock	145,682	(6)	0.0%
Robert J. Steacy	20,808	(7)	0.0%
William C. Stivers	2,359	(8)	0.0%
Pamela B. Strobel	—		—
Richard Tan	—		—
Denis Turcotte	—		—
Raymond Royer	880,110	(9)	0.2%
Marvin D. Cooper	1,390,802	(2)(10)	0.3%
Steven A. Barker	205,699	(11)	0.0%
Roger H. Brear	374,723	(12)	0.1%
Daniel Buron	171,491	(13)	0.0%
Michael Edwards	115,696	(2)(14)	0.0%
Richard L. Thomas	379,586	(2)(15)	0.1%
Proposed directors and executive officers as a group (24 persons)	4,717,583	(16)	0.9%

(1)	Except as otherwise noted, the directors and executive officers, and all directors and executive officers as a group, have sole voting power and sole investment power over the shares listed.
(2)	Messrs. Cooper’s, Edwards’ and Thomas’ holdings assume the roll-over of all Weyerhaeuser options into Spinco options. See “The Transaction Agreement – Treatment of Weyerhaeuser Equity Awards”.
(3)	Mr. Bingleman’s estimated holdings include 22,528 deferred shares of common stock of Spinco.
(4)	Mr. Gignac’s estimated holdings include 27,019 deferred shares of common stock of Spinco.
(5)	Mr. Levitt’s estimated holdings include 84,218 deferred shares of common stock of Spinco.
(6)	Mr. Onustock’s estimated holdings are based on his direct ownership of Weyerhaeuser common shares as of January 19, 2007, which do not include any Weyerhaeuser shares that he may acquire upon the exercise of Weyerhaeuser options.
(7)	Mr. Steacy’s estimated holdings consist of 20,808 deferred shares of common stock of Spinco.

(8)	Mr. Stivers’ estimated holdings are based on his direct ownership of Weyerhaeuser common shares as of January 19, 2007, which do not include any Weyerhaeuser shares that he may acquire upon the exercise of Weyerhaeuser options.
(9)	Mr. Royer’s estimated holdings include 35,959 deferred shares of common stock of Spinco, 78,000 restricted shares of common stock of Spinco, rights to receive 17,500 shares of common stock of Spinco and 268,261 shares issuable upon the exercise of options to purchase shares of common stock of Spinco.
(10)	Mr. Cooper’s estimated holdings include 817 shares of common stock of Spinco held through Spinco’s 401(k) plan and 1,389,631 shares issuable upon the exercise of options to purchase shares of common stock of Spinco.
(11)	Mr. Barker’s estimated holdings include 63,000 restricted shares of common stock of Spinco and 14,949 shares issuable upon the exercise of options to purchase shares of common stock of Spinco.
(12)	Mr. Brear’s estimated holdings include 54,000 restricted shares of common stock of Spinco and 56,615 shares issuable upon the exercise of options to purchase shares of common stock of Spinco.
(13)	Mr. Buron’s estimated holdings include 56,000 restricted shares of common stock of Spinco and 10,260 shares issuable upon the exercise of options to purchase shares of common stock of Spinco.
(14)	Mr. Edwards’ estimated holdings include 394 shares of common stock of Spinco held through Spinco’s 401(k) plan and 115,302 shares issuable upon the exercise of options to purchase shares of common stock of Spinco.
(15)	Mr. Thomas’ estimated holdings include 698 shares of common stock of Spinco held through Spinco’s 401(k) plan and 378,888 shares issuable upon the exercise of options to purchase shares of common stock of Spinco.
(16)	Includes 113,571 deferred shares of common stock of Spinco, 356,208 restricted shares of common stock of Spinco, 2,641 shares of common stock of Spinco held through Spinco’s 401(k) plan and 2,515,206 shares issuable upon the exercise of options to purchase shares of common stock of Spinco.

Beneficial Owners of More Than 5%

Distribution as a Pro Rata Dividend

Based upon information available to Domtar concerning ownership of Weyerhaeuser common shares and Domtar common shares as of January 19, 2007, the following table sets forth the anticipated beneficial ownership of Spinco common stock by persons anticipated to own more than 5% of the common stock of Spinco following the consummation of the Transactions (including the Arrangement) if Weyerhaeuser elects to effect the Distribution in whole as a pro rata dividend.

Name and Address of Beneficial Owner	Shares Projected to be Beneficially Owned	Percent of Class
Capital Research and Management Company	39,084,328	7.6%
333 South Hope Street
Los Angeles CA 90071

Franklin Resources Inc.	37,038,554	7.2%
One Franklin Parkway
Buildings 920
San Mateo, CA 94403

CDP Capital, Inc.	35,692,633	7.0%
1000, Place Jean-Paul-Riopelle
Montréal, Québec
Canada
H2Z 2B3

Distribution as an Exchange Offer

If Weyerhaeuser elects to effect the Distribution in whole or in part as an exchange offer, the beneficial ownership of Spinco common stock will depend on whether certain Weyerhaeuser shareholders elect to tender shares in the exchange offer as well as the number of shares they decide to tender. This information is necessarily unavailable and, for this reason, the anticipated beneficial ownership of Spinco common stock by persons anticipated to own more than 5% of Spinco common stock if Weyerhaeuser elects to effect the Distribution in whole or in part as an exchange offer has not been presented.

BUSINESS OF THE COMBINED COMPANY

Overview

Upon consummation of the Arrangement, based on current market data, the Combined Company will be the largest integrated manufacturer of uncoated free sheet in North America and the second largest in the world based on production capacity as well as one of the largest manufacturers of papergrade pulp in North America.

The Combined Company will design, manufacture, market and distribute a wide range of fine paper products for a variety of consumers including merchants, retail outlets, stationers, printers, publishers, converters and end-users. The Combined Company will have a production capacity of approximately 4.9 million tons of uncoated free sheet at 15 paper mills. The Combined Company will also have one paper mill at Prince Albert, Saskatchewan that is currently not in operation but has a production capacity of approximately 290,000 tons of uncoated free sheet. In addition, the Combined Company will have a production capacity of approximately 240,000 tons of coated groundwood paper at one paper mill.

The Combined Company will manufacture and sell fluff pulp and specialty pulp. It will also manufacture papergrade pulp, which it will sell to the extent it produces more pulp than is required for internal use in its paper mills. The sale of papergrade pulp to third parties will allow optimization of pulp capacity while reducing overall manufacturing costs. On a pro forma basis, the Combined Company shipped approximately 1.4 million tons of pulp in excess of its internal requirements during 2005.

The Combined Company will operate 5 sawmills and one remanufacturing facility with a production capacity of approximately 550 million board feet of lumber. In addition, the Combined Company will own five sawmills that are currently not in operation but have an aggregate production capacity of approximately 760 million board feet of lumber.

On a pro forma basis, the Combined Company had combined revenues of more than $6.7 billion in 2005, of which approximately 77% was from pulp and paper, approximately 13% was from paper merchants operations and approximately 9% was from wood products.

Competitive Strengths

It is expected that the Combined Company’s competitive strengths will provide a solid foundation for the execution of its business strategy:

Leading Market Position.    The Combined Company will be the largest integrated manufacturer of uncoated free sheet in North America and the second largest in the world based on production capacity. This leading market position will provide the Combined Company key competitive advantages, including economies of scale, wider sales and marketing coverage and broad product offerings, such as business, printing and publishing and technical and specialty grade paper.

Efficient and Cost-Competitive Assets.    The Combined Company’s fine paper business will encompass a mix of assets allowing it to be a low-cost producer of high volume papers and an efficient producer of value-added specialty papers. The Combined Company’s six largest mills will focus on production of high volume copy and offset papers while the other mills will focus on the production of value-added paper products for which quality, flexibility and service are key determinants. Most of the Combined Company’s paper production will be at mills with integrated pulp production and cogeneration facilities, reducing exposure to price volatility for purchased pulp and energy.

Proximity to Customers.    The Combined Company will have a broad geographic coverage with a strong manufacturing presence in eastern North America complemented by service locations throughout North America. This proximity to customers will provide opportunities for enhanced customer service and minimization of freight distance, response time and delivery cost, which constitute key competitive advantages particularly in the high volume copy and offset paper grades market segment. Customer proximity will also allow just-in-time delivery of high demand paper products in less than 48 hours to most major North American cities.

Strong Franchise with Unique Service Solutions.    Both the Weyerhaeuser Fine Paper Business and Domtar sell paper to multiple market segments, through a variety of channels, including paper merchants, converters, retail companies and publishers throughout North America. In addition, the Combined Company will maintain a strong market presence through its ownership of both the Domtar Distribution Group and the Enterprise Group, Domtar’s and Weyerhaeuser’s respective paper merchant and distribution divisions. Both companies have developed strong positions as reliable and responsive suppliers to their markets. It is expected that the Combined Company will build on those positions by maximizing its strengths in centralized planning capability and supply-chain management solutions.

High Quality Products with Strong Brand Recognition.    Both the Weyerhaeuser Fine Paper Business and Domtar enjoy strong reputations for producing high quality fine paper products and the Combined Company will market some of the most recognized and preferred papers in North America, including a wide range of business and commercial printing paper brands, such as Domtar Offset-Windsor®, Domtar Opaque-Plainfield®, Titanium®, Cornwall®, Microprint®, Bobcat®, Cougar®, Husky®, Jaguar®, Lynx®, Clarion®, Sonora®, Choctaw®, First Choice® and EarthChoice®. It is expected that the Combined Company will be a supplier of choice in the fine paper market.

Focus on Shareholder Value.    It is expected that the Combined Company will have the ability to build value for its shareholders. The Combined Company’s large base of cost-competitive and efficient assets should allow it to realize cost savings through economies of scale, enhanced buying power and synergies, which should result in higher margins.

Experienced Management Team with Proven Integration Expertise.    The Combined Company’s management team following the Transactions will have significant experience and a record of success in the North American paper industry, including with respect to business integration issues. For example, Raymond Royer, the Combined Company’s president and chief executive officer, has been the president and chief executive officer of Domtar for ten years and Marvin Cooper, the Combined Company’s chief operating officer, has more than 36 years of experience in the pulp and paper industry, including 22 years at Willamette and four years at Weyerhaeuser. Mr. Royer led Domtar’s integration of four U.S. mills acquired from Georgia Pacific in 2001 while Marvin Cooper worked on the integration of Willamette’s pulp and fine paper business after it was acquired by Weyerhaeuser in 2002. To support the management team, it is expected that the Combined Company’s employees’ expertise and know-how should help create operational efficiencies and better enable the Combined Company to deliver improved profitability from its manufacturing operations.

Business Strategy

The Combined Company’s goal is to be recognized as the supplier of choice of branded and private branded paper products for consumer channels, stationers, merchants, printers and converters in North America. It intends to enhance cash flow and generate shareholder value by implementing the following business strategies:

•	successfully integrating the combined businesses and optimizing paper production to improve operating efficiency and reduce costs;

•	leveraging existing customer relationships;

•	increasing depth of product offerings including the Combined Company’s offering of environmentally and ethically responsible line of papers;

•	maintaining financial discipline to create shareholder value; and

•	conducting operations in a sustainable way.

Successfully Integrating the Combined Businesses and Optimizing Paper Production to Improve Operating Efficiency and Reduce Costs.    It is expected that the combination of the Weyerhaeuser Fine Paper Business and Domtar represents a strategic fit because of the similarity of both their fine paper offerings in uncoated free sheet grades and their geographic presence. The Combined Company’s integration efforts will initially focus on providing a single face to its customers, utilizing its greater sales and marketing coverage to enhance customer service and achieving synergies. The combination of the Weyerhaeuser Fine Paper Business and Domtar will provide an opportunity to combine the operational strengths and best practices of two of the industry’s leading manufacturers. The Combined Company is developing plans to improve its operating efficiency and cost structure and to achieve certain synergies within two years through a combination of process optimization resulting in lower operating costs, reductions in transportation, logistics and purchasing costs, implementation of best-in-class business practices and reductions in sales and administrative costs. The Combined Company also intends to optimize its distribution network and plan to review its organizational structure, consolidating its regional centers and back-office functions where appropriate.

Leveraging Existing Customer Relationships.    The Combined Company intends to build on the successful relationships that the Weyerhaeuser Fine Paper Business and Domtar have developed with key customers to support their businesses and to provide inventory reduction solutions through just-in-time delivery for most-demanded products. It is expected that the Combined Company will be among the suppliers of choice for customers who seek competitively-priced paper products and services.

Increasing Depth of Product Offerings Including the Combined Company’s Offering of Environmentally and Ethically Responsible Line of Papers.    It is expected that the Combined Company will be able to deliver improved service to customers through increased depth of product offerings and greater access to volume. It is expected that the development of EarthChoice®, the Combined Company’s line of environmentally and ethically responsible papers, will provide a platform upon which to expand its offerings to customers. The EarthChoice® line of papers, a product line endorsed and supported by leading environmental groups, offers customers solutions and piece of mind through the use of a combination of Forest Stewardship Council (“FSC”) virgin fibre and recycled fibre. FSC is the certification recognized by environmental groups as the most stringent and is third-party audited.

Maintaining Financial Discipline to Create Shareholder Value.    It is expected that value creation will initially be better achieved by de-leveraging. It intends to manage the its capital expenditures effectively and minimize its working capital requirements.

Conducting Operations in a Sustainable Way.    Customers and end-users as well as all stakeholders in communities where the Combined Company operates seek assurances from the pulp and paper industry that resources are managed in a sustainable manner. The Combined Company will strive to provide these assurances by certifying its forest, manufacturing and distribution operations and intend to subscribe to internationally recognized environmental management systems, namely ISO 14001.

DESCRIPTION OF SPINCO’S CAPITAL STOCK

Authorized Capital Stock

Immediately following the consummation of the Transactions, Spinco’s authorized capital will consist of 2,000,000,000 shares of common stock, par value $0.01 per share and one share of special voting stock, par value $0.01 per share. Based on approximately 231,000,000 Domtar common shares that are expected to be outstanding on the last trading day immediately prior to the day of the Contribution (on a fully diluted basis) and 7,126,885 shares of Spinco common stock subject to Spinco equity awards that are expected to be issuable to Weyerhaeuser employees that validly elect to roll-over their Weyerhaeuser equity awards into Spinco equity awards, approximately 512,000,000 shares of Spinco common stock will be outstanding immediately following the consummation of the Transactions. All of the outstanding shares of Spinco common stock will be validly issued, fully paid and non-assessable.

The following is a summary description of Spinco’s capital stock. For more complete information you should read Spinco’s certificate of incorporation and bylaws, which are attached as Annex “H” and “I”, respectively.

Common Stock

The holders of common stock of Spinco are entitled to one vote for each share of common stock held of record on all matters on which stockholders generally are entitled to vote, except that, unless otherwise required by law, the holders of Spinco common stock are not entitled to vote on any amendment to Spinco’s certificate of incorporation that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to Spinco’s certificate of incorporation or pursuant to the Delaware General Corporation Law. Except as otherwise provided by law, by Spinco’s certificate of incorporation or by any resolution adopted by Spinco’s board of directors designating any series of preferred stock, Spinco common stock will have the exclusive right to vote for the election of the members of its board of directors and for all other purposes.

Subject to the rights of any class or series of stock having a preference over the common stock as to dividends, the holders of Spinco common stock will be entitled to receive such dividends and other distributions in cash, stock or property as may be declared on the common stock by Spinco’s board of directors at any time or from time to time out of any funds legally available therefor. See “The Transactions – Dividend Policy”.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of Spinco, and subject to the rights of any class or series of stock having a preference over the common stock as to the distribution of assets upon liquidation, dissolution or winding up, the holders of shares of Spinco common stock will be entitled to receive all of Spinco’s remaining assets available for distribution to its stockholders, rateably in proportion to the number of shares of common stock held by them.

The holders of Spinco common stock have no preemptive rights. The rights, preferences and privileges of Spinco’s holders of common stock are subject to, and may be adversely affected by, the rights of holders of any series of preferred stock.

Spinco has been authorized to list its common stock on the New York Stock Exchange and has made an application to the Toronto Stock Exchange for listing of its common stock on the Toronto Stock Exchange, in each case under the symbol “UFS”.

After the consummation of the Transactions, the transfer agent and registrar for Spinco common stock will be Computershare Trust Company, N.A.

Preferred Stock

Spinco’s preferred stock may be issued from time to time in one or more series. Spinco’s certificate of incorporation expressly authorizes its board of directors, without the approval of its stockholders, to provide, out of the unissued shares of preferred stock, for series of preferred stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers (if any) of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series.

In connection with the consummation of the Transactions, Spinco will enter into a rights agreement with Computershare Trust Company, N.A., as rights agent, pursuant to which it will reserve a portion of its authorized and unissued shares of preferred stock equal to the number of shares of preferred stock that will be sufficient to permit exercise in full of all outstanding rights under the rights agreement. One right will be attached to each share of Spinco common stock and will represent the right to purchase, under specified circumstances, one one-thousandth of a share of Series A Participating Preferred Stock, par value $0.01 per share. In the event that a person (other than certain exempted persons) together with its affiliates and associates (referred to as an “acquiror”) acquires beneficial ownership of 10% or more, or announces its intention to commence a tender or exchange offer the consummation of which would result in beneficial ownership of 10% or more, of the outstanding Spinco common stock, each right (other than any rights beneficially owned by the acquiror) will convert into the right to acquire shares of Spinco common stock with a market value equal to two times the exercise price of the right as of such date. The foregoing will not apply to Spinco, any employee benefits plan of Spinco or any person who is and will remain eligible to file a Schedule 13G under the U.S. Exchange Act and, with respect to any person who has greater than 10% of the issued and outstanding shares of such stock immediately following the consummation of the Transactions in the event that the Distribution is effected in whole as a pro rata dividend, only applies to the extent such person acquires additional shares of Spinco common stock. If after such event any person were to merge or otherwise combine with Spinco, or Spinco were to sell or transfer 50% or more of its assets, cash flow or earning power, each right will convert into the right to acquire that number of shares of common stock of the acquiring company with a market value equal to two times the exercise price of the right. See “Certain Anti-Takeover Effects of Provisions of Spinco’s Certificate of Incorporation, Bylaws and Rights Plan and of Delaware Law – Certificate of Incorporation, Bylaws and Rights Plan – Rights Plan”. A complete description of the terms of the rights is set forth in the rights agreement, which will be filed with the Canadian securities regulatory authorities. See “Where You Can Find More Information”.

The issuance of shares of Spinco preferred stock, or the issuance of rights to purchase shares of Spinco preferred stock, could be used to discourage an unsolicited acquisition proposal. See “Certain Anti-Takeover Effects of Provisions of Spinco’s Certificate of Incorporation, Bylaws and Rights Plan and of Delaware Law”. In addition, under some circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of Spinco common stock.

Special Voting Stock

In connection with the Arrangement, Spinco will issue to Computershare Trust Company of Canada, as trustee, one share of special voting stock, to be held by the trustee for the benefit of the holders of exchangeable shares of Newco Canada Exchangeco (other than Spinco or a subsidiary thereof) in accordance with the voting and exchange trust agreement. Pursuant to Spinco’s certificate of incorporation, the trustee holder of the share of special voting stock will be entitled to vote on each matter on which holders of common stock of Spinco or stockholders generally are entitled to vote, and the trustee holder of the share of special voting stock will be entitled to cast on each such matter a number of votes equal to the number of shares of Spinco common stock into which the exchangeable shares of Newco Canada Exchangeco outstanding on the record date for holders of shares of Spinco common stock entitled to vote on any such matter are then exchangeable (a) that are not owned by Spinco or its subsidiaries; and (b) as to which the trustee holder has timely received, as determined pursuant to the voting and exchange trust agreement, voting instructions from the holders of such exchangeable shares. The holder of the share of special voting stock and the holders of Spinco’s shares of common stock will vote together as one class for the election of Spinco’s directors and on all other matters submitted to a vote of Spinco stockholders. See “Information Concerning Newco Canada Exchangeco – Description of Exchangeable Shares of Newco Canada Exchangeco – Voting, Dividend and Liquidation Rights of Holders of Exchangeable Shares; Withholding Rights”.

The trustee holder will not be entitled to receive dividends or distributions in its capacity as holder or owner thereof. In the event of voluntary or involuntary liquidation, dissolution or winding up, the trustee holder will be entitled to receive out of the assets available for distribution to the stockholders, an amount equal to $0.01 before any distribution is made on Spinco common stock. After payment of the liquidation preference, the trustee holder will not be entitled to any further participation in any distribution of Spinco’s assets.

At such time as no exchangeable shares of Newco Canada Exchangeco will be outstanding (other than exchangeable shares of Newco Canada Exchangeco owned by Spinco or any subsidiary thereof), the share of special voting stock will automatically be redeemed and cancelled.

CERTAIN ANTI-TAKEOVER EFFECTS OF PROVISIONS OF SPINCO’S CERTIFICATE OF INCORPORATION, BYLAWS AND RIGHTS PLAN AND OF DELAWARE LAW

Certificate of Incorporation, Bylaws and Rights Plan

Spinco’s certificate of incorporation and bylaws contain certain provisions that could make the acquisition of Spinco by means of a tender offer, proxy contest or otherwise more difficult. The description of these provisions set forth below is intended as a summary only. For more information you should read Spinco’s certificate of incorporation and bylaws, which are attached as Annex “H” and “I” respectively.

Classified Board of Directors

Spinco’s certificate of incorporation provides that its board of directors, subject to the rights of holders of its preferred stock, will be divided into three classes as nearly equal in number as possible. Class I will initially be elected for a term expiring at the annual meeting of stockholders to be held in 2008, Class II will initially be elected for a term expiring at the annual meeting of stockholders to be held in 2009, and Class III will initially be elected for a term expiring at the annual meeting of stockholders to be held in 2010. Thereafter the directors in each class will serve for a three-year term, with each director to hold office until his successor is duly elected and qualified.

This structure of electing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of Spinco because the staggered terms, together with the removal and vacancy provisions of Spinco’s certificate of incorporation discussed below, would make it more difficult for a potential acquirer to gain control of Spinco’s board of directors.

Number of Directors; Filling Vacancies; Removal

Spinco’s certificate of incorporation provides that, subject to the rights of holders of its preferred stock, its board of directors will fix the number of directors to comprise its board of directors. Subject to the rights of any class or series of stock having a preference over Spinco common stock as to dividends or upon liquidation to elect directors under specified circumstances, any director may be removed from office only for cause and only by the affirmative vote of the holders of at least 75% of the voting power of all of Spinco’s shares entitled to vote generally in the election of directors then outstanding, voting together as a single class. Additionally, subject to the rights of the holders of any series of preferred stock or any class or series of stock having a preference over Spinco common stock as to dividends or upon liquidation, dissolution or winding up to elect directors under specified circumstances, newly created directorships resulting from any increase in the number of Spinco’s directors and any vacancies on its board of directors resulting from death, resignation, disqualification, removal or other cause will be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the board of directors, and not by Spinco stockholders. As discussed above, these provisions, in combination with the classified board of directors, have the effect of making it difficult for a potential acquirer to gain control of Spinco’s board of directors.

No Stockholder Action by Written Consent; Special Meetings

Spinco’s certificate of incorporation provides that any action required or permitted to be taken by its stockholders must be effected at a duly called annual or special meeting of such stockholders and may not be effected by any consent in writing of such stockholders. Under Spinco’s bylaws, special meetings may be called only by Spinco’s board of directors pursuant to a resolution adopted by the affirmative vote of a majority of the total authorized number of directors that Spinco would have if there were no vacancies or by the chairman of its board of directors. These provisions may have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called by Spinco’s board of directors or the chairman of its board of directors.

Advance Notice of Stockholder Nominations and Stockholder Proposals

Spinco’s bylaws establish advance notice procedures for stockholders to make nominations of candidates for election as directors or to bring other business before a meeting of the stockholders. The business to be conducted at an annual meeting will be limited to business brought before the meeting by, or at the direction of Spinco’s board of directors or by a stockholder who has properly given notice to Spinco’s secretary of that stockholder’s intention to bring such business before such meeting.

For nominations or other business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the secretary of Spinco and such other business must otherwise be a proper matter for stockholder action. To be timely, a stockholder’s notice will be delivered to Spinco’s secretary not later than the close of business on the 90th calendar day nor earlier than the close of business on the 120th calendar day prior to the first anniversary of the preceding year’s annual meeting, provided that in the event that the date of the annual meeting is more than 30 calendar days before or more than 60 calendar days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th calendar day prior to such annual meeting and not later than the close of business on the 90th calendar day prior to such annual meeting. In the event that less than 100 calendar days’ notice or prior public disclosure of the date of the meeting is given or made by Spinco to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the 10th calendar day following the calendar day on which such notice of the date of the annual meeting was mailed or such public announcement was made by Spinco, whichever first occurs. For purposes of determining whether a stockholder’s notice will have been delivered in a timely manner for the annual meeting of stockholders in 2008, the first anniversary of the previous year’s meeting will be deemed to be May 9, 2008.

The notice of a stockholder must contain specified information, including, without limitation:

•	as to each person whom the stockholder proposes to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, under the U.S. Exchange Act;

•	as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and

•	as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made

–	the name and address of record of such stockholder and of such beneficial owner;

–	the class and number of Spinco shares which are owned beneficially and of record by such stockholder and such beneficial owner;

–	a representation that the stockholder is a holder of record of stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination; and

–	a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends (a) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of Spinco’s outstanding capital stock required to approve or adopt the proposal or elect the nominee; and/or (b) otherwise to solicit proxies from stockholders in support of such proposal or nomination.

The advance notice provisions may preclude a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed. Additionally, the advance notice provisions may deter a third party from conducting a solicitation for the election of its own slate of directors or for the approval of its own proposal, without regard to whether consideration of those nominees or proposals might be harmful or beneficial to Spinco and its stockholders.

Preferred Stock

Spinco’s certificate of incorporation authorizes its board of directors, without the approval of its stockholders, to fix the designation, powers, preferences and rights of one or more series of preferred stock, which may be greater than those of its common stock. The issuance of shares of Spinco’s preferred stock, or the issuance of rights to purchase shares of preferred stock, could be used to discourage an unsolicited acquisition proposal. In addition, under some circumstances, the issuance of preferred stock could adversely affect the voting power of Spinco common stockholders.

Amendment of the Certificate of Incorporation

Spinco’s certificate of incorporation provides that the affirmative vote of holders of record representing at least 75% of the voting power of all shares of capital stock then outstanding, voting together as a single class, is required to alter, amend or adopt any provision inconsistent with the provisions of its certificate of incorporation relating to:

•	stockholder action, including the inability of stockholders of Spinco to take action by written consent;

•	the board of directors, including the provisions relating to the classification of the board of directors, the board of directors’ right to fix the number of directors and to fill vacancies on the board of directors; and

•	the percentage of voting power required to adopt, alter, amend or repeal existing, or adopt new, bylaws.

These supermajority voting requirements have the effect of making any amendment by the stockholders of certain important provisions of Spinco’s certificate of incorporation more difficult, even if a majority of Spinco’s stockholders believe that the amendment would be in their best interest.

Rights Plan

Spinco will enter into a rights agreement with Computershare Trust Company, N.A., as rights agent. Under the rights agreement, the shares of Spinco common stock will include certain attached rights associated with a significant change in beneficial ownership of Spinco. Under the rights agreement, one right is attached to each share of Spinco’s common stock outstanding, but is not detachable until a distribution triggering event. The exercise price of the rights is $24, subject to adjustment pursuant to the terms of the rights agreement. A complete description of the terms is set forth in the rights agreement, which will be filed with the Canadian securities regulatory authorities. See “Where You Can Find More Information”.

Under the rights agreement, the rights will detach from the shares of Spinco common stock upon the earlier to occur of (a) 10 days after the public announcement or a notice to Spinco that a person (other than certain exempted persons) together with its affiliates and associates (referred to as an acquiror) acquired beneficial ownership (as such term is defined in the rights agreement) of 10% or more of the outstanding shares of Spinco common stock; or (b) 10 business days (or, if determined by the board of directors of Spinco, a specified or unspecified later date) after an acquiror commences or announces its intention to commence a tender or exchange offer the consummation of which would result in beneficial ownership of 10% or more of the outstanding shares of Spinco common stock (in each case, referred to as a distribution triggering event). The foregoing will not apply to Spinco, any employee benefit plan of Spinco, any employee benefit plan of Spinco or any person who is and who will remain eligible to file a Schedule 13G under the U.S. Exchange Act and, with respect to any person who has greater than 10% of the issued and outstanding shares of such stock immediately following the consummation of the Transactions in the event that the Distribution is effected in whole as a pro rata dividend, only applies to the extent such person acquires additional shares of Spinco common stock.

Upon a distribution triggering event, the rights will be evidenced by separate certificates distributed to holders of Spinco common stock, and the rights will become both exercisable and transferable separately from

Spinco common stock. If the acquiror purchases or otherwise acquires an equity position in Spinco equal to or greater than a 10% interest (referred to as a flip-in triggering event), each right (other than any rights beneficially owned by the acquiror) will convert into the right to acquire shortly after the flip-in triggering event shares of Spinco common stock with a market value equal to two times the exercise price of the right as of such date. Valuation of the flip-in conversion right will be based upon the average trading price of Spinco common stock during the 30 trading days preceding the occurrence of a flip-in triggering event. This feature of the rights agreement will provide the stockholders with the power to substantially dilute an acquiror’s equity ownership in Spinco and therefore substantially increase the cost of a takeover. After the distribution triggering event, if any person were to merge or otherwise combine with Spinco, or Spinco were to sell or transfer 50% or more of its assets, cash flow or earning power (referred to as a flip-over triggering event), each right will convert into the right to acquire that number of shares of common stock of the acquiring company with a market value equal to twice the exercise price of the right. The right will therefore provide the stockholders of Spinco with a dilutive 50% discount on the purchase of the acquiror’s equity. The rights agreement will enforce this flip-over feature by prohibiting any business combination transaction unless the acquiring company agrees to assume the obligations under the plan.

The rights will not be exercisable before a distribution triggering event and will expire on the second anniversary of the consummation of the Transactions, unless such date is extended or the rights are earlier redeemed or exchanged by Spinco. At any time before the expiration date or, if earlier, before a distribution triggering event, Spinco may, at its option and without the approval of any holder of the rights:

•	redeem all, but not less than all, of the then outstanding rights at a redemption price of $0.01 per right, subject to adjustment pursuant to the terms of the rights agreement; and

•	supplement or amend any provision of the rights agreement, except that no supplement or amendment shall be made that changes the redemption price of the rights.

After a distribution triggering event, Spinco may, at its option, elect to exchange all or part of the then outstanding and exercisable rights (other than rights beneficially owned by the acquiror) for shares of Spinco common stock at an exchange ratio equal to one share of Spinco common stock per right, provided, however, that Spinco may not effect such an exchange after any person (other than Spinco and certain of its affiliates) becomes the beneficial owner of 50% or more of the shares of Spinco common stock then outstanding.

Until a right is exercised, the holder thereof, as such, will have no rights as a stockholder of Spinco other than the rights associated with actual ownership of shares of Spinco common stock.

Delaware Law

Section 203 of the Delaware General Corporation Law will apply to Spinco. Section 203 provides that, subject to the exceptions specified in that section, a corporation may not engage in any business combination with any interested stockholder for a three-year period following the time that the stockholder becomes an interested stockholder unless:

•	prior to that time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares); or

•	subsequent to that time, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least two thirds of the outstanding voting stock that is not owned by the interested stockholder.

Pursuant to Section 203 of the Delaware General Corporation Law and subject to certain exceptions, an “interested stockholder” is defined to include:

•	any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; and

•	the affiliates and associates of any person described in the preceding clause.

Under certain circumstances, Section 203 of the Delaware General Corporation Law makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. It is anticipated that the provisions of Section 203 of the Delaware General Corporation Law may encourage persons interested in acquiring Spinco to negotiate in advance with Spinco’s board of directors, since those persons could avoid the stockholder approval requirement if a majority of the directors then in office approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder.

LIMITATION OF LIABILITY AND INDEMNIFICATION OF SPINCO’S

DIRECTORS AND OFFICERS

The following summary is qualified by reference to the complete text of the statutes referred to below, Spinco’s certificate of incorporation and bylaws. Spinco’s certificate of incorporation and bylaws are attached hereto as Annex “H” and “I”, respectively.

Limitation of Liability of Directors

Spinco is a Delaware corporation. Its certificate of incorporation limits the liability of its directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of their fiduciary duties as directors, except for liability:

•	for any breach of their duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law relating to unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	for any transaction from which the director derived an improper personal benefit.

The limitation of liability does not apply to liabilities arising under the federal or state securities laws and does not affect the availability of equitable remedies, such as injunctive relief or rescission.

Indemnification of Officers and Directors

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favour, or a derivative action, by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defence or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

As permitted by Section 145 of the Delaware General Corporation Law, Spinco’s certificate of incorporation provides that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a director or officer of Spinco or, while a director or officer of Spinco, is or was serving at Spinco’s request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, whether the basis of such proceeding is an alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, will be indemnified and held harmless by Spinco’s to the fullest extent authorized by the Delaware General Corporation Law against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith, except that Spinco certificate of incorporation provides for indemnification in a derivative action or suit initiated by any such person only if, subject to certain exceptions, Spinco’s board of directors authorized such proceeding. Such indemnification continues as to a person who has ceased to be a director, officer, employee or agent and inures to the benefit of such person’s heirs, executors and administrators.

Spinco may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of Spinco or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not Spinco would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law. Spinco expects that it will obtain directors and officers liability insurance.

BUSINESS OF SPINCO BEFORE THE ARRANGEMENT

History

The Weyerhaeuser Fine Paper Business is currently operated by Weyerhaeuser but will be transferred to Newco and Exchangeco Subsidiary prior to the Distribution and the Arrangement. Weyerhaeuser will subsequently transfer the limited liability company interests in Newco to Spinco, which was incorporated in Delaware in August 2006. This section of the document describes the business of Spinco as if it held the Weyerhaeuser Fine Paper Business (indirectly through Newco) but not the Domtar business for all periods and dates presented.

Overview

Spinco principally manufactures and sells fine paper, including uncoated free sheet and coated groundwood and is the second largest integrated manufacturer of uncoated free sheet in North America and the third largest in the world based on production capacity, with annual uncoated free sheet production capacity of approximately 2.7 million tons (or 3 million tons including its Prince Albert, Saskatchewan mill, which is currently not in operation), representing approximately an 18% share of the North American uncoated free sheet production capacity in 2005. Spinco also manufactures papergrade pulp at several of its paper mills, fluff pulp at a pulp mill in Plymouth, North Carolina and papergrade pulp and specialty pulp at a pulp mill in Kamloops, British Columbia. Fluff pulp and specialty pulp are sold to third parties. Papergrade pulp is sold to the extent Spinco has greater capacity for pulp production than is required for internal use at its paper mills. The sale of papergrade pulp to third parties allows for optimization of pulp capacity while reducing overall manufacturing costs.

Spinco generated revenues of $3.3 billion during 2005 and $2.4 billion during the thirty-nine weeks ended September 24, 2006 of which the revenues generated by pulp and fine paper products represented approximately 94% in both periods.

The following table sets forth the breakdown of net sales sold in each product category of Spinco’s business as well as the percentage of sales accounted for by each product category, in each case for each of the last three fiscal years and the thirty-nine weeks ended September 24, 2006:

	Thirty-Nine Weeks Ended		Year Ended
	September 24, 2006		December 25, 2005		December 26, 2004		December 28, 2003
(Dollars in millions)	Sales	% of Sales	Sales	% of Sales	Sales	% of Sales	Sales	% of Sales
Fine Paper	$1,961	80.6%	$2,629	80.5%	$2,426	80.2%	$2,278	79.8%
Pulp	$342	14.1%	$443	13.6%	$441	14.6%	$383	13.4%
Softwood Lumber	$64	2.6%	$127	3.9%	$113	3.7%	$101	3.5%
Other	$66	2.7%	$68	2.0%	$46	1.5%	$92	3.3%

	$2,433	100%	$3,267	100%	$3,026	100%	$2,854	100%

Products

Fine Paper

The net sales of Spinco’s fine paper business were approximately $2,629 million in 2005, $2,426 million in 2004 and $2,278 million in 2003, representing approximately 81%, 80% and 80%, respectively, of its total sales in such years. Spinco’s fine paper products include the following commodity papers:

Business Papers.    Business papers represented approximately 36% of its sales of fine paper products in 2005. Business papers include copier and electronic imaging papers used with ink jet and laser printers, photocopiers and plain-paper fax machines.

Printing, Publishing and Converting Papers.    Printing, publishing and converting papers represented approximately 39% of its sales of fine paper products in 2005. Printing and publishing papers include products used in commercial printing applications such as annual reports, brochures and direct mail. Converting papers products are the base papers that are converted into finished products such as envelopes, tablets, business forms and data processing/computer forms.

Computer Papers, Preprinted Forms and Digital Papers.    Computer papers, preprinted forms and digital papers represented approximately 18% of its sales of fine paper products in 2005. These papers are sold by Spinco’s enterprise group.

Coated Groundwood Papers.    Coated groundwood papers represented approximately 7% of its sales of fine paper products in 2005. Coated groundwood papers are used primarily in magazines, catalogues and inserts.

Pulp

The net sales of Spinco’s pulp business were approximately $443 million in 2005, $441 million in 2004 and $383 million in 2003, representing approximately 14%, 15%, and 13%, respectively, of Spinco’s total sales in such years. Spinco manufactures the following types of pulp:

Papergrade Pulp.    Papergrade pulp represented approximately 65% of its pulp sales in 2005. Papergrade pulp is used in the manufacturing of fine paper products.

Fluff Pulp.    Fluff pulp represented approximately 19% of its pulp sales in 2005. Fluff pulp is used in baby diapers and adult incontinence products.

Specialty pulp.    Specialty pulp represented approximately 16% of its pulp sales in 2005. The specialty pulp manufactured by Spinco is used in cement siding.

Softwood Lumber

The net sales of Spinco’s softwood lumber business were approximately $127 million in 2005, $113 million in 2004 and $101 million in 2003, representing approximately 4% of its total sales in each year. Spinco manufactures and sells softwood lumber for use in residential construction.

Other

The net sales of Spinco’s other operations were approximately $68 million in 2005, $46 million in 2004 and $92 million in 2003, representing approximately 2%, 2% and 3%, respectively, of its total sales in such years. Other operations consist of Spinco’s Canadian timber sourcing operations and other ancillary activities.

Facilities and Properties

Spinco owns eight uncoated free sheet mills and one coated groundwood mill in the U.S. and Canada, all of which are integrated with pulp mills. Spinco’s mills had a total annual uncoated free sheet capacity of approximately 2.7 million tons (or 3 million tons including Spinco’s Prince Albert Saskatchewan mill, which is currently not in operation) and a coated groundwood capacity of approximately 240,000 tons as of December 25, 2005.

Spinco owns all of its production facilities with the exception of certain portions that are subject to leases with government agencies in connection with industrial development bond financings or fee-in-lieu-of-tax agreements, and lease substantially all of its sales offices, regional replenishment centers and warehouse facilities. Spinco believes its properties are in good operating condition and are suitable and adequate for the operations for which they are used. Spinco owns substantially all of the equipment used in its facilities.

The following table sets forth the locations of Spinco’s principal production facilities and operating equipment as well as annual capacities of uncoated free sheet and coated groundwood manufacturing locations in Spinco’s business as of September 24, 2006, and production for the fiscal year ended December 25, 2005. Each of the listed facilities is owned by Spinco, except that portions of some of these facilities are subject to leases with government agencies in connection with industrial development bond financings or fee-in-lieu-of-tax agreements.

	Number of Machines	Production Capacity(1)	Production(2)
		(short tons in thousands)
Uncoated Free Sheet Mills:
Hawesville, Kentucky	2	600	597
Marlboro, South Carolina	1	370	382
Kingsport, Tennessee	1	410	397
Rothschild, Wisconsin	1	160	137
Johnsonburg, Pennsylvania	2	360	360
Dryden, Ontario(3)	2	315	443
Prince Albert, Saskatchewan(4)	1	—	277
Plymouth, North Carolina	2	470	468
Total Uncoated Free Sheet	12	2,685	3,061
Coated Groundwood:
Columbus, Mississippi	1	240	234

(1)	Production capacity reflects expected production under normal operating conditions and product mix and expected maintenance downtime in 2006. Actual production may vary.

(2)	Production reflects actual production in 2005.

(3)	Production at Spinco’s mill in Dryden, Ontario reflects the output of a paper machine that was shut down in 2005.

(4)	Operations ceased at Spinco’s mill in Prince Albert, Saskatchewan in 2006. This mill had a production capacity of approximately 290,000 short tons in 2005.

Spinco’s fine paper mills are supported by forms and converting operations at its uncoated free sheet mills in Rothschild, Wisconsin; Plymouth, North Carolina and Dryden, Ontario as well as at 12 other facilities that collectively have the capacity to convert approximately 1.62 million tons of roll paper into cut sized sheets, approximately 0.32 million tons of roll paper into folio sized sheets and approximately 0.27 million tons of roll paper into forms paper annually.

Spinco manufactures papergrade pulp at all of the uncoated free sheet mills listed above as well as at its facility in Kamloops, British Columbia, fluff pulp at its facility in Plymouth, North Carolina and specialty pulp at its facility in Kamloops, British Columbia.

Spinco owns chip mills in the vicinity of its uncoated free sheet mills in Johnsonburg, Pennsylvania; Hawesville, Kentucky; Kingsport, Tennessee and Marlboro, South Carolina but typically lease such mills to third parties who operate them. Spinco also owns sawmills at Ear Falls, Ontario and Big River, Saskatchewan and a 51% equity interest in Wapawekka Lumber Limited Partnership, which has one sawmill in Wapawekka, Saskatchewan.

Spinco owns forest licenses covering 0.850 million cubic meters of softwood and 0.570 million cubic meters of hardwood in the proximity of its Dryden, Ontario mill and are party to a forest management agreement covering 1.846 million cubic meters of softwood and 0.976 million cubic meters of hardwood in the proximity of its Prince Albert, Saskatchewan mill.

Spinco’s operational headquarters are located at Fort Mill, South Carolina.

During the first quarter of 2006, Spinco shut down indefinitely its pulp and paper mill in Prince Albert, Saskatchewan and the sawmill in Big River, Saskatchewan due to poor market conditions. The Wapawekka sawmill also was shut down. These facilities are currently not in operation. Spinco has not determined at this time whether these facilities will be reopened, sold or permanently closed.

Supply

Wood fibre is the principal raw material in this segment. The primary sources of wood fibre are timber and its by-products, such as wood chips, wood shavings and sawdust. Prior to the Transactions, Spinco supplied its paper mills with fibre from the Weyerhaeuser chip and sawmills as well as from third parties. Concurrent with the consummation of the Transactions, Spinco will enter into a number of fibre supply agreements with Weyerhaeuser and/or its subsidiaries, including Canadian fibre supply agreement pursuant to which Weyerhaeuser Company Limited and Weyerhaeuser Saskatchewan Ltd. will agree to supply wood chips to Spinco’s Kamloops, British Columbia mill (and Spinco’s Prince Albert, Saskatchewan mill if it re-opens) for a period not to exceed 20 years, a pine chip supply agreement pursuant to which Weyerhaeuser will agree to supply softwood chip residuals to Spinco’s Plymouth, North Carolina mill for a period of five years, a pine chip supply agreement pursuant to which Weyerhaeuser will agree to supply approximately 3,100 tons of softwood chips to Newco’s Columbus, Mississippi mill for a period commencing at the Effective Time and ending on May 31, 2007 and a slush pulp sales agreement pursuant to which Weyerhaeuser’s Columbus, Mississippi pulp mill will agree to supply 75,000 tons of slush pulp to Spinco’s Columbus, Mississippi coated groundwood mill for a period of one year, subject to annual renewal. Fibre purchased under these agreements will be purchased at prices that approximate market levels. See “Spinco’s Relationship with Weyerhaeuser After the Transactions – Supply Agreements”.

Following the consummation of the Transactions, the Spinco will supply its paper mills with fibre that it obtains through a combination of different sources depending on the location of the paper mills. Spinco will obtain fibre from timber harvested pursuant to its forest licenses and forest management agreements and processed in its own chip and sawmills, pursuant to fibre supply contracts with Weyerhaeuser as well as pursuant to fibre supply agreements with other third parties and open market purchases.

All of Spinco’s uncoated free sheet mills have onsite pulp production facilities. Spinco’s coated groundwood mill and some of Spinco’s uncoated free sheet mills also purchase pulp from third parties. Other important raw materials used in this segment include precipitated calcium carbonate, sodium chlorate, sodium hydroxide and dyes.

Spinco’s business consumes substantial amounts of energy such as electricity, natural gas, fuel oil, coal and hog fuel (wood waste). During 2005 and the thirty-nine weeks ended September 24, 2006, purchased energy costs comprised approximately 8% and 7%, respectively, of the aggregate amount of materials, labour and other operating costs and fibre costs. Spinco purchases substantial portions of the energy it consumes under supply contracts, most of which are between a specific plant and a specific provider. Under most of these contracts, providers are committed to provide quantities within specified ranges that provide Spinco with its needs for a particular type of energy at a specific facility. Most of the contracts have pricing mechanisms that set prices based on current market rates. Natural gas, fuel oil, coal and hog fuel are consumed primarily in the production of steam to be used in the manufacturing process or to a lesser extent to provide direct heat to be used in the chemical recovery process. Electricity is used primarily to drive motors and other equipment as well as provide lighting. Two of Spinco’s facilities have substantial co-generation capabilities and utilize steam generated from these fuels to generate and sell more electricity into the regional grids than they consume internally. The revenue from electricity sales was able to offset approximately 8% of Spinco’s total energy requirements in both 2005 and the thirty-nine weeks ended September 24, 2006.

Customers

On a pro forma basis, the Combined Company’s largest customer, Unisource, an independent marketer and distributor of commercial printing and business imaging papers in North America, represented approximately

12% of its sales revenues in the fiscal year ended December 25, 2005. Both Weyerhaeuser and Domtar currently supply products to Unisource on a per-order basis, subject to a published price list and neither company currently has any long-term contractual commitments to Unisource. The commercial relationship between Unisource and the Combined Company is expected to be consistent with these existing relationships. The Combined Company also will have other significant customers as well as a large number of other fine paper customers, which will vary in size but none of which will individually represent a material portion of the Combined Company’s sales.

Spinco’s customers include paper merchants, commercial and financial printers, paper converters, such as envelope and form manufacturers, retailers and customer who use Spinco’s paper for specialty applications, such as label and release products. The majority of these customers purchase products through individual purchase orders.

Competition

The markets in which Spinco’s business competes are generally worldwide and highly competitive. Grades of fine paper are globally traded, with numerous worldwide manufacturers. All of Spinco’s paper manufacturing facilities are located in the U.S. or Canada. Although Spinco sells primarily in North America, it faces competition from foreign producers, some of which have lower operating costs than Spinco does. In general, paper production does not rely on proprietary processes or formulas, except in highly specialized or custom grades.

Approximately five major manufacturers produce and sell uncoated free sheet in North America, and dozens more sell uncoated free sheet worldwide. Although price is the primary basis for competition in most of Spinco’s paper grades, quality and service are important competitive determinants, especially in value-added grades. Spinco’s paper products also compete with other paper grades, including coated groundwood, and electronic transmission and document storage alternatives. As the use of these alternative products continues to grow, Spinco may see a decrease in the overall demand for paper products or shifts from one type of paper to another.

Employees

Spinco expects that it will have approximately 5,500 employees and that the Combined Company will have approximately 14,000 employees. Approximately 3,524, or 64%, of Spinco’s employees and approximately 11,424, or 81.6%, of the Combined Company’s employees will be covered by collective bargaining agreements.

Intellectual Property

Most of the brand name paper products of the Weyerhaeuser Fine Paper Business are protected by registered trademarks. Key trademarks used in the Weyerhaeuser Fine Paper Business include Bobcat®, Cougar®, Husky®, Jaguar®, Lynx®, Clarion®, Sonora®, Choctaw® and First Choice®. These brand names and trademarks are important to the business and, historically, Weyerhaeuser has vigorously pursued apparent infringements. The numerous trademarks of the Weyerhaeuser Fine Paper Business have been registered in the U.S. and throughout the world where the products of the Weyerhaeuser Fine Paper Business are sold. The current registrations of these trademarks are effective for various periods of time. These trademarks may be renewed periodically, provided that the Weyerhaeuser Fine Paper Business, as the registered owner, or their licensees comply with all applicable renewal requirements, including the continued use of the trademarks in connection with similar goods.

Although there are several patent applications pending, no patents have been issued. Spinco’s management regards these patent applications as important but does not consider any one or group of them to be materially important to the Weyerhaeuser Fine Paper Business as a whole.

Under the terms of the Contribution and Distribution Agreement and the intellectual property license agreement, Newco will receive, after the consummation of the Transactions, a fully paid-up, royalty free, non-exclusive license to use certain intellectual property and technology that is used in the Weyerhaeuser Fine Paper Business but retained by Weyerhaeuser. This license does not, however, include the right to use the

Weyerhaeuser name. See “Spinco’s Relationship With Weyerhaeuser After the Transactions – Intellectual Property License Agreement”.

Seasonality

Demand for uncoated free sheet, Spinco’s principal product, is typically not seasonal. The most significant seasonal impact on Spinco’s uncoated free sheet operations is caused by Spinco’s annual scheduled maintenance outages. During an outage period, a pulp mill and/or paper machine is taken out of operation so that maintenance can be performed. During these time periods, it is normal to incur significant maintenance expenditures as well as above normal expenditures for operating supplies. In addition, some facilities may elect to operate their paper machines on higher cost purchased fibre and incur other incremental costs to minimize the period of time that the paper machine is out of operation.

Working Capital

Spinco typically maintains 30 to 35 days of raw material inventories and 15 to 20 days of chemical inventories to support its pulp and paper operations.

Spinco maintains approximately 30 days of finished goods inventory. However, this inventory may build up in anticipation of seasonal maintenance outages. In addition, Spinco maintains paper rolls for 15 days before they are converted to free sheet to fill customer orders.

Environmental Matters

Spinco’s business is subject to a wide range of general and industry-specific laws and regulations in the U.S. and Canada relating to the protection of the environment, including those governing air emissions, wastewater discharges, the storage, management and disposal of hazardous substances and wastes, the cleanup of contaminated sites, landfill operation and closure obligations and health and safety matters. Compliance with these laws and regulations is a significant factor in the operation of Spinco’s business. Spinco may encounter situations in which its operations fail to maintain full compliance with applicable environmental requirements, possibly leading to civil or criminal fines or penalties or in enforcement actions, including those that result in governmental or judicial orders that stop or interrupt its operations or require Spinco to take corrective measures at substantial costs, such as the installation of additional pollution control equipment or other remedial actions.

Compliance with U.S. federal, state and local and Canadian federal and provincial environmental laws and regulations usually involves capital expenditures as well as additional operating costs. For example, the U.S. Environmental Protection Agency has promulgated regulations dealing with air emissions from pulp and paper mills, including regulations on hazardous air pollutants that require use of maximum achievable control technology and controls for pollutants that contribute to smog and haze. Spinco cannot quantify future amounts of capital expenditures required to comply with these laws, regulations and demands, or the effects on operating costs, because, in some instances, compliance standards have not been developed or have not become final or definitive. In addition, compliance frequently serves other purposes, such as extension of facility life, increase in capacity, changes in raw material requirements or increase in economic value of assets or products. While it is difficult to isolate the environmental component of most manufacturing capital projects, Spinco estimates that capital expenditures for environmental compliance were approximately $4 million in 2005. Spinco anticipates capital expenditures of approximately $3 million in 2006 to comply with environmental requirements.

Spinco’s air permit for its Kamloops, British Columbia pulp manufacturing facility requires that the facility reduce air emissions of particulate matter by December 31, 2007. Compliance with the permit requirements is likely to require significant capital expenditures. Spinco continues to evaluate its options and are currently in discussions with the Province of British Columbia to extend the deadline for compliance. If the deadline is not extended, the facility may not be able to operate after 2007 without significantly curtailing output or incurring significant capital expenditures.

The U.S. Environmental Protection Agency has repealed the regulations promulgated in 2000 that would have required states to develop total maximum daily load (“TMDL”) allocations for pollutants in water bodies determined to be water-quality-impaired. However, certain states continue to promulgate TMDL requirements. The state TMDL requirements may set limits on pollutants that may be discharged to a body of water to reduce the amounts of pollutants. It is not possible to estimate the capital expenditures that may be required for Spinco to meet pollution allocations across the various proposed state TMDL programs until a specific TMDL is promulgated.

Spinco is involved in the environmental investigation or remediation of numerous sites. Some of the sites are on property Spinco owns where it has the sole obligation to remediate the site or share that remediation obligation with a small number of other parties. Other sites are third-party sites involving several parties who may have a joint and several remediation obligation. Remediation efforts are currently ongoing, for example, at its Plymouth, North Carolina facility in respect of dioxins/furans and mercury, and at its Rothschild, Wisconsin facility in respect of pulp manufacturing by products. Spinco’s liability for environmental investigation and remediation ranges from insignificant at some sites to substantial at others, depending on the quantity, toxicity and nature of materials deposited by the Weyerhaeuser Fine Paper Business at the site and, at some sites, the number and economic viability of the other potentially responsible parties. Spinco spent less than $1 million in 2005 and estimates that it spent approximately $7 million in 2006, on environmental remediation of these sites.

During the first quarter of 2006, Spinco closed its pulp and paper mill in Prince Albert, Saskatchewan and the Big River Sawmill in Saskatchewan due to poor market conditions. These facilities are currently not in operation. Spinco has not determined whether either of these facilities will be reopened, sold or permanently closed. In the event the facilities are permanently closed, the Province of Saskatchewan may require active decommissioning and reclamation at one or both facilities, which would likely include investigation and remedial action for areas of significant environmental impacts.

Spinco’s forest operations in Canada are carried out on public forestlands under forest licenses and forest management agreements. All forest operations are subject to forest practices and environmental regulations, and operations under licenses also are subject to contractual requirements between Spinco’s and the relevant province designed to protect environmental and other social values. In Canada, the federal Species at Risk Act (“SARA”) was enacted in 2002. SARA contains protective measures for species identified as being at risk and for critical habitat. To date, SARA has not had a significant effect on Spinco’s operations; however, Spinco anticipates that SARA will, over time, result in some additional restrictions on timber harvests and other forest management practices and increase some operating costs for operators of forestlands in Canada. For these reasons, SARA is expected to affect timber supply and prices in the future.

Legal Proceedings

Pursuant to the Contribution and Distribution Agreement and the Canadian Asset Transfer Agreement entered into or to be entered into in connection with the Transactions, Spinco will assume responsibility for claims and litigation matters arising out of or primarily relating to the Weyerhaeuser Fine Paper Business whether or not asserted prior to the Transactions. Currently, a small number of claims and litigation matters have arisen in the ordinary course of business. Although the final outcome of any legal proceeding is subject to a great many variables and cannot be predicted with any degree of certainty, management currently believes that the ultimate outcome of these legal proceedings will not have a material adverse effect on Spinco’s long-term results of operations, cash flows or financial position.

SELECTED HISTORICAL COMBINED FINANCIAL DATA OF SPINCO

Spinco is a newly formed holding company organized for the sole purpose of indirectly holding the Weyerhaeuser Fine Paper Business and consummating the Arrangement with Domtar. This section describes Spinco as if it held the Weyerhaeuser Fine Paper Business (indirectly through Newco) for all periods and dates presented but not as if it held the Domtar business. The following combined balance sheet data of Spinco as of the last Sunday of December 2005 and 2004 and combined statement of operations data for each of the fiscal years ended the last Sunday of December 2005, 2004 and 2003 have been derived from the audited financial statements of the Weyerhaeuser Fine Paper Business. The combined balance sheet data of Spinco as of the last Sunday of December 2003, 2002 and 2001 and the combined statement of operations data for the fiscal years ended the last Sunday of December 2002 and 2001 have not been audited. The combined balance sheet data of Spinco as of the last Sunday of September 2006 and 2005 and the combined statement of operations data for the thirty-nine week periods then ended have been derived from the Weyerhaeuser Fine Paper Business’ unaudited financial statements. This information is only a summary and you should read the table below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Spinco” and the financial statements of Spinco and the Weyerhaeuser Fine Paper Business and the notes thereto included elsewhere in this document.

	Thirty-Nine Weeks Ended,		Year Ended,
U.S. GAAP/U.S. dollar	September 24, 2006	September 25, 2005	December 25, 2005	December 26, 2004	December 28, 2003	December 29, 2002	December 30, 2001
(Dollars in millions)	(Unaudited)	(Unaudited)				(Unaudited)	(Unaudited)
Combined Statement of Operations Data:
Sales	$2,433	$2,456	$3,267	$3,026	$2,854	$2,801	$1,525
Charges for restructuring, closure of facilities, and goodwill impairment	766	4	538	17	24	—	—
Operating income (loss)	(711)	7	(578)	(41)	(96)	69	(34)
Net income (loss)	(718)	9	(478)	(17)	(67)	57	(17)

	September 24, 2006	September 25, 2005	December 25, 2005	December 26, 2004	December 28, 2003	December 29, 2002	December 30, 2001
	(Unaudited)	(Unaudited)			(Unaudited)	(Unaudited)	(Unaudited)
Combined Balance Sheet Data:
Total assets	$4,073	$5,549	$4,970	$5,565	$5,649	$5,590	$2,426
Long-term obligations	30	24	22	27	32	37	—
Business Unit equity	2,957	4,194	3,773	4,261	4,316	4,303	1,257

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS OF SPINCO

The following discussion and analysis describes Spinco as if it held the Weyerhaeuser Fine Paper Business (indirectly through Newco) for all periods and dates presented but not as if it held the Domtar business.

The following discussion and analysis presents the factors that had a material effect on the results of operations of Spinco during the thirty-nine-week periods ended the last Sunday of September 2006 and 2005 and the fiscal years ended the last Sunday of December 2005, 2004 and 2003.

The pro forma information in this discussion gives effect to the Transactions (including the Arrangement) and certain pro forma adjustments described under “Unaudited Pro Forma Condensed Combined Financial Information of Spinco”. Spinco’s pro forma operating results are not indicative of the operating results that Spinco would have achieved had the Transactions actually taken place at the dates indicated, and do not purport to indicate what Spinco’s future financial position or operating results will be. Spinco’s future operating results and financial position may differ materially from the pro forma condensed combined financial information of Spinco due to various factors, including those described under “Risk Factors” and “Unaudited Pro Forma Condensed Combined Financial Information of Spinco”. As discussed in “Unaudited Pro Forma Condensed Combined Financial Information of Spinco”, Spinco has not completed the detailed valuation studies necessary to determine the required estimates of the fair value of Domtar’s assets that will be acquired and liabilities that will be assumed by Spinco. Accordingly, the estimates of fair value of these assets and liabilities will change when Spinco completes its valuation studies.

You should read this discussion in conjunction with the historical financial statements of Spinco and the Weyerhaeuser Fine Paper Business and the notes to those statements and the unaudited pro forma condensed combined financial information and the notes to the pro forma condensed combined financial information of Spinco included elsewhere in this document.

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. See “Special Note Concerning Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements.

Introduction

As more fully described in this Management’s Discussion and Analysis of Financial Condition and Results of Operations, the results of operations of Spinco after the Transactions will be significantly different than the results of operations of Spinco prior to the Transactions. This difference results from, among other things, the separation from Weyerhaeuser and the combination with Domtar.

This Management’s Discussion and Analysis of Financial Condition and Results of Operations is intended to provide investors with an understanding of the historical performance of Spinco, its financial condition and its prospects.

Overview

Spinco principally manufactures and sells fine paper, including uncoated free sheet and coated groundwood. Spinco operates six uncoated free sheet mills in the U.S. and two in Canada (one of which is currently not in operation) and one coated groundwood mill in the U.S. Spinco also manufactures papergrade pulp at several of its paper mills, fluff pulp at a pulp mill in Plymouth, North Carolina and papergrade pulp and specialty pulp at a pulp mill in Kamloops, British Columbia. Fluff pulp and specialty pulp are sold to third parties. Papergrade pulp is sold to the extent Spinco has greater capacity for pulp production than is required for internal use at its paper mills. The sale of papergrade pulp to third parties allows for optimization of pulp capacity while reducing overall manufacturing costs. Spinco operates two sawmills in Canada (one of which is currently not in operation) and hold forest licenses to support its Canadian paper, pulp and lumber operations. Wapawekka Lumber Limited Partnership, in which Spinco owns a 51% equity interest, also has one sawmill in Canada (which is currently not in operation).

Spinco’s segments are:

•	pulp and fine paper, which manufactures and sells pulp, uncoated free sheet and coated groundwood to wholesalers, retailers and industrial users;

•	softwood lumber, which manufactures and sells softwood lumber for residential construction; and

•	other, which sells logs and manages certain forest licenses in Canada and conducts other ancillary activities.

Separation of the Weyerhaeuser Fine Paper Business from Weyerhaeuser

The Weyerhaeuser Fine Paper Business is currently operated by Weyerhaeuser but will be transferred to Newco and Exchangeco Subsidiary prior to the Distribution and the Arrangement. Weyerhaeuser will subsequently transfer the limited liability company interests in Newco to Spinco and distribute all the issued and outstanding shares of Spinco common stock to its shareholders. Weyerhaeuser will effect the Distribution, at its election, as a pro rata dividend, as an exchange offer or as a combination of both. See “The Transactions – The Contribution” and “The Transactions – The Distribution”.

Spinco is a newly formed holding company organized for the sole purpose of holding the Weyerhaeuser Fine Paper Business and consummating the Arrangement with Domtar. Spinco has had no operations prior to the Contribution. Immediately following the consummation of the Transactions, Spinco will be an independent public company and will be owned approximately 55% by Weyerhaeuser shareholders or former Weyerhaeuser shareholders and approximately 45% by former holders of Domtar common shares (including through their ownership of exchangeable shares), in each case on a fully diluted basis. Spinco will be a holding company and will directly or indirectly own all shares or other equity interests in Newco (which will hold and operate the U.S. operations of the Weyerhaeuser Fine Paper Business), in Newco Canada Exchangeco (which will hold and operate the Canadian operations of the Weyerhaeuser Fine Paper Business) and in Domtar (which holds and operates the Domtar business) other than Domtar preferred shares, which will remain outstanding.

Spinco will record assets and liabilities received from Weyerhaeuser, Weyerhaeuser Company Limited or Weyerhaeuser Saskatchewan Ltd. at the amount that the assets and liabilities are carried on Weyerhaeuser’s consolidated financial statements. Neither the exchange of shares of Weyerhaeuser common stock for Spinco’s common stock in an exchange offer nor the distribution of Spinco’s common stock in a pro rata distribution, in and of themselves, will affect the financial condition or results of operations of Spinco. See “The Transactions – Accounting Treatment and Considerations”.

Although Weyerhaeuser will not have a continuing proprietary interest in Spinco after the consummation of the Transactions, Spinco will enter into several agreements with Weyerhaeuser and/or certain of its subsidiaries in connection with the Transactions, including a tax sharing agreement, an intellectual property licensing agreement, a transition services agreement, supply agreements and site services agreements. Newco also expects to enter into a joint purchase agreement with Weyerhaeuser. See “Spinco’s Relationship with Weyerhaeuser After the Transactions”. These agreements will enable Spinco to conduct the Weyerhaeuser Fine Paper Business promptly following the completion of the Transactions.

Combination with Domtar

Following the Distribution, Spinco will consummate the Arrangement with Domtar in accordance with Section 192 of the Canada Business Corporation Act that will result in the Spinco directly or indirectly owning all of the outstanding Domtar common shares. See “The Transactions – The Arrangement”.

Spinco will account for the Arrangement using the purchase method of accounting, with Spinco treated as the acquiring entity for accounting purposes. As a result, the assets and liabilities of Domtar will be recorded at their estimated fair values as of the date that the Arrangement occurs. See “The Transactions – Accounting Treatment and Considerations”.

Factors Affecting Results of Operations

Most of Spinco’s pulp, paper and wood products are commodity products that are widely available and can be readily produced by its competitors. Because commodity products have few distinguishing qualities from producer to producer, competition for these products is primarily based on price, which is determined by supply relative to demand. A number of factors outside Spinco’s control may affect supply, demand and pricing, including industry cyclicality, substitution of competing technologies and materials, competition from low-cost producers, closures and new capacity, all of which may affect Spinco’s operating results. Because Spinco competes largely on selling price, Spinco’s ability to maintain satisfactory margins on its products also depends in a large part on its ability to control its costs. Spinco’s costs are also affected by a number of factors outside its control, including transportation, energy and raw material costs (especially costs related to fibre and chemicals), fluctuations in foreign currency exchange rates, and lumber export taxes and/or countervailing and antidumping duties. Spinco’s operating results are also affected by charges associated with restructurings, closures and the impairment of goodwill, and income taxes. See “Risk Factors” for a more detailed discussion of the risks related to Spinco’s industries and business after the consummation of the Transactions.

Industry Cyclicality

The overall level of demand for fine paper is affected by, among other things, levels of white-collar employment. Accordingly, Spinco believes that its financial results depend in large part on general macroeconomic conditions in North America, as well as on regional economic conditions in the geographic markets in which Spinco operates. These factors, such as the health of the economy and the strength of the U.S. dollar, are cyclical in nature. In addition, demand for wood products is affected by, among other things, levels of housing starts, interest rates, levels of employment and regional economic conditions. As a result, revenues in the pulp, paper and wood products industry and in Spinco’s business tend to be cyclical, with periods of shortage and rising market prices, leading to increased production and increased industry investment until supply exceeds demand. Those periods are then typically followed by periods of reduced market prices and excess and idled capacity until the cycle is repeated. The global economy grew at a healthy pace in 2005 and into 2006.

See “Risk Factors – Risks Related to Spinco’s Industries and Business after the Consummation of the Transactions – The pulp, paper and wood product industries are highly cyclical. Fluctuations in the prices of and the demand for the Combined Company’s products could result in smaller profit margins and lower sales volumes”.

Long-Term Decline in Demand

Although, historically, demand for uncoated free sheet, like demand for paper products generally, has correlated positively with general economic activity, over the past six years, demand for some paper grades has decreased as the use of electronic transmission and document storage alternatives has become more widespread. In 2005, demand for uncoated free sheet in North America decreased approximately 4% compared to 2004.

See “Risk Factors – Risks Related to Spinco’s Industries and Business after the Consummation of the Transactions – Some of the Combined Company’s products are vulnerable to long-term declines in demand due to competing technologies or materials”.

Competition from Competing Technologies and Products

In addition to competition with electronic transmission and document storage alternatives, Spinco’s paper business competes with paper grades it does not produce. In particular, high brightness uncoated groundwood grade paper is increasingly being substituted for uncoated freesheet paper produced by Spinco. As a result of such competition, Spinco has experienced decreased demand for some of its existing commercial printing products. As the use of these alternatives grows, demand for uncoated freesheet produced by Spinco is likely to decline further. Spinco’s wood product businesses also compete with alternative products such as engineered wood products.

See “Risk Factors – Risks Related to Spinco’s Industries and Business after the Consummation of the Transactions – Some of the Combined Company’s products are vulnerable to long-term declines in demand due to competing technologies or materials”.

Intense Competition from Low-Cost Suppliers

Spinco competes with North American and, for many of its product lines, global producers, some of which may have greater financial resources and lower production costs than Spinco has. With the appreciation of the Canadian dollar in recent years, Spinco’s Canadian operations, in particular, have been unable to compete as effectively with U.S. producers protected, in part, in the case of softwood lumber, by the imposition of countervailing and antidumping duties. In addition, foreign competition increasingly has been putting pressure on prices as new lower-cost producers from South America enter the North American market.

See “Risk Factors – Risks Related to Spinco’s Industries and Business after the Consummation of the Transactions – The Combined Company will face intense competition in its markets, and the failure to compete effectively would have a material adverse effect on its business, financial condition and results of operations”.

Impact of Closures and Imports on Supply

Industry supply of commodity pulp, paper and wood products is affected by the number of operational or idled facilities, the building of new capacity and the shutting down of existing capacity. Capacity also tends to increase gradually over time without significant capital expenditures, as manufacturers implement production efficiencies. Generally, more capacity is added or employed when supply is tight and margins are relatively high, and capacity is idled or eliminated when supply significantly exceeds demand and margins are poor. Margins tend to decrease with lower capacity utilization because of downward price pressure and because fixed costs attributable to a product are spread across lower volumes.

While new capacity additions in the pulp and paper industry are constrained by the high capital investment and long lead times required to plan, obtain regulatory approvals for and build a new mill, a favourable pricing environment may prompt manufacturers to initiate expansion projects.

Faced with declining demand, rising costs (especially energy costs) and, in some cases, a rising Canadian dollar, several North American paper producers, including Weyerhaeuser, announced facility closures that decreased or will decrease supply. In 2005, Weyerhaeuser announced the indefinite closure of its pulp and paper mill at Prince Albert, Saskatchewan together with its vertically-integrated sawmill facilities as well as a paper machine at the Dryden, Ontario mill.

Industry supply of commodity pulp, paper and wood products is also influenced by the level of imports and overseas production capacity, which has grown in recent years and is expected to continue to grow. While the weakness of the U.S. dollar has mitigated the level of imports in recent years, a strengthening in the U.S. dollar is likely to increase imports of commodity wood products, pulp and papers from overseas, thereby offsetting domestic capacity rationalization and putting downward pressure on prices.

Transportation, Energy and Raw Material Costs

Spinco depends on the transportation of a large number of products, both domestically and internationally. Spinco relies primarily on third parties for transportation of the products it manufactures, as well as delivery of raw materials for its operations. In particular, a significant portion of the goods Spinco manufactures and the raw materials it uses are transported by railroad or trucks, which are highly regulated. Increases in transportation rates or fuel surcharges have adversely affected Spinco’s profit margins in the past and could continue to do so in the future. In addition, any failure of a third-party transportation provider to deliver raw materials or finished products in a timely manner could harm Spinco’s reputation, negatively impact its customer relationships and have a material adverse effect on Spinco’s financial condition and results of operation.

Spinco consumes substantial amounts of energy such as electricity, natural gas, fuel oil, coal and hog fuel (wood waste) and raw materials such as chemicals and fibre. In recent years increases in energy and chemical costs have adversely affected Spinco’s profit margins. There can be no assurance that there will not be substantial increases in the price, or less availability, of energy and raw materials in the future or that Spinco can pass on any such increases through increases in the price of its products.

On average, industry prices for uncoated free sheet increased in 2005 compared to 2004 and continued to rise in 2006. Margins declined from 2004 to 2005 despite the increase in prices as costs increased at a faster pace than prices. In 2006, margins improved as price increases were implemented that exceeded cost escalation.

See “Risk Factors – Risks Related to Spinco’s Industries and Business after the Consummation of the Transactions – An increase in the cost of the Combined Company’s purchased energy or chemicals would lead to higher manufacturing costs, thereby reducing its margins”.

Fluctuations in Foreign Currency Exchange Rates

Sales of pulp and fine paper by Spinco’s Canadian manufacturing facilities are invoiced in U.S. dollars in accordance with industry practice; therefore, no currency effects are presented in Spinco’s analysis of the change in net sales for its pulp and paper operations. However, Spinco is exposed to changes in foreign currency exchange rates because most of the costs relating to its Canadian pulp and paper business are incurred in Canadian dollars. As a result, any decrease in the value of the U.S. dollar relative to the Canadian dollar will reduce its profitability. Through much of the periods presented in this analysis, the value of the U.S. dollar has been declining relative to the Canadian dollar.

See “ – Factors Affecting Results of Operation – Fluctuations in Foreign Currency Exchange Rates” and “Risk Factors – Risks Related to Spinco’s Industries and Business after the Consummation of the Transactions – The Combined Company will be affected by changes in currency exchange rates”.

Lumber Export Taxes and/or Countervailing and Antidumping Duties

The Weyerhaeuser Fine Paper Business paid countervailing and antidumping duties on softwood lumber that it exported from Canada into the United States of $2 million, $6 million, $7 million, $8 million and $15 million in the thirty-nine weeks ended September 24, 2006 and September 25, 2005 and the years ended December 25, 2005, December 26, 2004 and December 28, 2003, respectively. The United States and Canada reached a final settlement to this long-standing dispute in 2006. Under the settlement agreement, a Canadian export tax was instituted that requires Canadian softwood lumber exporters to pay the tax when the price of lumber is at or below a threshold and Canadian softwood lumber exporters received refunds of approximately 81% of countervailing and antidumping duties paid between 2002 and 2006. Under present market conditions, Canadian softwood lumber exports are subject to a 15% export charge, which may rise to 22.5% in the event a province exceeds its total allotted export share. The export charge will be included in costs of products sold in Spinco’s statements of operations and will reduce the margins earned on sales of softwood lumber. The Weyerhaeuser Fine Paper Business received a refund of countervailing and antidumping duties of $65 million and recognized the refund as income in the fourth quarter of 2006.

See “Risk Factors – Risks Related to Spinco’s Industries and Business after the Consummation of the Transactions – The Combined Company may be required to pay significant lumber export taxes and/or countervailing and antidumping duties”.

Charges associated with the Restructurings, Closures and the Impairment of Goodwill

As more fully described herein, the comparability of Spinco’s operating results across periods in its pulp and fine paper segment has been affected by certain significant charges associated with restructurings, closures and the impairment of goodwill as follows:

	Thirty-nine weeks ended,		Year ended,
	September 24, 2006	September 25, 2005	December 25, 2005	December 26, 2004	December 28, 2003
(Dollars in millions)
Charges for restructuring, closure of facilities and impairment of goodwill:
Pulp and Fine Paper	$765	$3	$461	$16	$24
Softwood Lumber	1	1	74	—	—
Other	—	—	3	1	—

Total charges for restructuring, closure of facilities and impairment of goodwill	$766	$4	$538	$17	$24

Spinco reviews the carrying value of its long-lived assets and goodwill when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable through future operations. In addition, goodwill is assessed annually in the fourth quarter for impairment.

Spinco periodically reviews the performance of its facility portfolio. If it appears unlikely that a facility will achieve a desired level of financial performance, the facility may be subject to a “fix, sale or close” assessment. This assessment or any other event that calls into question the future cash generation capability of a facility also triggers a review to determine if there has been an impairment of the carrying value of the facility. In recent years this process has led to the shutdown of one facility and of several paper machines, and the recording of significant asset impairment charges and severance costs. During the fourth quarter of 2005, Weyerhaeuser announced an indefinite closure of the Prince Albert, Saskatchewan mill and one of the two paper machines at the Dryden, Ontario mill due to poor market conditions and recognized charges of $534 million in connection with the closure. It is possible that Spinco will incur additional charges and costs in future periods should such triggering events occur.

As of December 25, 2005, the carrying amount of goodwill for the pulp and fine paper segment was $760 million, which included $749 million related to the fine paper operations and $11 million related to pulp operations. Weyerhaeuser announced in April 2006 that it was considering alternatives for the Weyerhaeuser Fine Paper Business that ranged from continuing to hold and operate the assets to a possible sale or other disposition. In connection with this announcement, Weyerhaeuser received information that indicated that the carrying value of fine paper operations exceeded the fair value of such operations. Based on an evaluation of the value of assets and liabilities relating to fine paper operations, Weyerhaeuser believed that the implied value of fine paper goodwill was zero. Weyerhaeuser recognized a charge of $749 million in 2006 for the impairment of goodwill associated with fine paper operations. Further restructuring activities, protracted economic weakness or poor operating results, among other factors, could trigger an impairment of $11 million of goodwill related to pulp operations at some future date.

Impact of Prices for Energy and Raw Materials on Product Margins

Most of Spinco’s pulp and paper products are commodity products that are widely available and can be readily produced by Spinco’s competitors. Because commodity products have few distinguishing qualities from producer to producer, competition for these products is primarily based on price, which is determined by supply relative to demand. Generally, market conditions beyond Spinco’s control determine the price for its commodity products, and the price for any one or more of these products may fall below Spinco’s cash production costs. Therefore, Spinco’s profitability with respect to these products depends on managing its cost structure, particularly energy and raw material costs, which also exhibit commodity characteristics.

Spinco consumes substantial amounts of energy such as electricity, natural gas, fuel oil, coal and hog fuel (wood waste) and raw materials such as chemicals and fibre. There can be no assurance that there will not be substantial increases in the price, or less availability, of energy and raw material sources in the future or that Spinco can pass on any such increases through increases in the price of its products.

On average, industry prices for uncoated free sheet increased in 2005 compared to 2004 and continued to rise in 2006. Margins declined from 2004 to 2005 despite the increase in prices as costs increased at a faster pace than prices. In 2006, margins improved as price increases were implemented that exceeded cost escalation.

See “Risk Factors – Risks Related to Spinco’s Industries and Business after the Consummation of the Transactions – An increase in the cost of the Combined Company’s purchased energy or chemicals would lead to higher manufacturing costs, thereby reducing its margins”.

Income Taxes

Under current U.S. tax law, the ability to use tax credits from the production of non-conventional fuel would be phased out rateably if the average annual domestic wellhead price published by the U.S. Department of Energy (“DOE”) is $53 to $67 per barrel (in 2005 dollars) and would be fully phased out if the top end of the price range is reached. Based on domestic wellhead prices at the end of the third quarter of 2006, Spinco expects to be in the phase out range for 2006. Total phase out would result in an incremental loss of approximately $7.6 million in tax credits from the production of non-conventional fuel through September 24, 2006.

As of December 25, 2005, the Weyerhaeuser Fine Paper Business had foreign net operating loss carryforwards of $319 million that will expire during the period from 2010 to 2013. The deferred tax asset associated with the foreign net operating loss carryforwards is $109 million, reduced by a valuation allowance of $108 million. As a result of the Canadian Asset Transfer, the foreign net operating loss carryforwards will not be transferred to Spinco. Therefore, net operating loss carryforwards will not be available to offset future taxable income of Spinco.

The Weyerhaeuser Fine Paper Business accrued a deferred tax asset of $145 million related to deductions for asset impairments in 2005. See “– Charges associated with the Restructurings, Closures and the Impairment of Goodwill”. As a result of the Canadian Asset Transfer, the historical book – tax difference in Canadian assets will not be transferred to Spinco. Therefore, this deferred tax asset will not be available to offset future income taxes of Spinco.

As a result of the Canadian Asset Transfer, the Canadian depreciable assets will have a basis determined by reference to the consideration paid for them, and the historical book – tax difference related to these assets will no longer generate a deferred tax liability of $223 million.

Results of Operations

Overview

The following table sets forth Spinco’s operating results for the thirty-nine weeks ended the last Sunday of September 2006 and 2005 and the fiscal years ended the last Sunday of December 2005, 2004 and 2003:

	Thirty-nine weeks ended,		Year ended,
	September 24, 2006	September 25, 2005	December 25, 2005	December 26, 2004	December 28, 2003
(Dollars in millions)
Sales:
Pulp and Fine Paper	$2,303	$2,309	$3,072	$2,867	$2,661
Softwood Lumber	64	98	127	113	101
Other	66	49	68	46	92

Total sales	2,433	2,456	3,267	3,026	2,854

Costs and expenses:
Cost of products sold	2,000	2,037	2,760	2,485	2,388
Depreciation and amortization	228	263	357	348	338
Taxes other than payroll and income taxes	19	17	24	22	20
Selling, general and administrative	129	130	174	192	186
Charges for restructuring, closure of facilities and impairment of goodwill	766	4	538	17	24
Other operating costs (income)	2	(2)	(8)	3	(6)

Total costs and expenses	3,144	2,449	3,845	3,067	2,950

Operating income (loss)	$(711)	$7	$(578)	$(41)	$(96)

Contribution (charge) to earnings:
Pulp and Fine Paper	$(703)	$13	$(492)	$(39)	$(76)
Softwood Lumber	(7)	(7)	(83)	(1)	(19)
Other	(1)	1	(3)	(1)	(1)

Operating income (loss)	(711)	7	(578)	(41)	(96)
Income tax expense (benefit)	7	(2)	(100)	(24)	(33)

Net income (loss) before cumulative effect of a change in accounting principle	(718)	9	(478)	(17)	(63)
Cumulative effect of a change in accounting principle	—	—	—	—	(4)

Net income (loss)	$(718)	$9	$(478)	$(17)	$(67)

Thirty-nine Weeks Ended September 24, 2006 Compared to Thirty-nine Weeks Ended September 25, 2005

Sales.    Net sales and revenues of $2,433 million in the thirty-nine weeks ended September 24, 2006 (the “2006 Period”) decreased $23 million, or 0.9%, compared to net sales and revenues of $2,456 million for the thirty-nine weeks ended September 25, 2005 (the “2005 Period”). This decrease is mainly attributable to reduced sales volumes as a result of the closures of the Prince Albert, Saskatchewan pulp and paper mill and a Dryden, Ontario paper machine and the market downtime taken at Spinco’s sawmills, partially offset by increases in average selling prices in the pulp and fine paper segment. The specific factors affecting net sales and revenues are described in each segment discussed below.

Net sales in the pulp and fine paper segment of $2,303 million in the 2006 Period decreased $6 million, or 0.3%, compared to $2,309 million in the 2005 Period. Unit shipments of fine paper in the 2006 Period declined approximately 8% compared to the 2005 Period accounting for a decrease in net sales of $160 million. Average selling prices of fine paper in the 2006 Period increased approximately $69 per ton, or 9%, compared to the 2005 Period resulting in an increase in net sales of $154 million. The volume decline is primarily caused by the closures of the Prince Albert, Saskatchewan mill and a paper machine at the Dryden, Ontario mill. The increase of average selling prices is a result of an overall improvement in the uncoated free sheet market.

Net sales in the softwood lumber segment of $64 million in the 2006 Period decreased $34 million, or 34.7%, compared to $98 million in the 2005 Period. This decrease in sales is primarily a result of indefinite downtime at two of the segment’s sawmill facilities during 2006. The sawmills sold chips and hog fuel to the Prince Albert, Saskatchewan mill that was indefinitely closed in the first quarter of 2006 and the sawmills do not have a viable alternative market for such residuals. Without a market for the chips and hog fuel, the sawmills cannot generate positive cash flows.

Other operations comprises Spinco’s Canadian timber sourcing operations and other ancillary activities. This segment’s sales of fibre to third parties of $66 million in the 2006 Period increased $17 million, or 34.7%, compared to sales of fibre to third parties of $49 million in the 2005 Period. These operations generally operate as cost centers to the facilities they support with fibre sourcing activities and increases or decreases in sales are generally fully offset by the associated costs.

Costs and Expenses.    Costs and expenses of $3,144 million in the 2006 Period increased $695 million, or 28.4%, compared to costs and expenses of $2,449 million in the 2005 Period. This increase was primarily due to charges associated with the impairment of goodwill and the closure of facilities, partially offset by a decrease in the cost of goods sold and a decrease in depreciation and amortization expense. The specific factors affecting costs and expenses are described in each cost category below.

Cost of goods sold was $2,000 million in the 2006 Period, which is a decrease of $37 million, or 1.8%, compared to cost of goods sold of $2,037 million in the 2005 Period. This decrease was primarily due to a reduction in production costs of approximately $156 million as a result of the closures of the Prince Albert, Saskatchewan mill and a paper machine at the Dryden, Ontario mill. In addition, the fine paper and pulp operations experienced higher costs in the amount of approximately $90 million associated with an increase of operating costs of the Canadian facilities as a result of the strengthening of the Canadian dollar against the U.S. dollar and an increase in raw material, chemical and logistics costs during the 2006 Period for the facilities that continued to operate. Other product sales increased $17 million resulting in a corresponding increase in cost of goods sold of approximately $17 million.

Depreciation and amortization expense of $228 million in the 2006 Period decreased $35 million, or 13.3%, compared to depreciation and amortization expense of $263 million in the 2005 Period, primarily as a result of facility closures.

An impairment of fine paper goodwill and charges for closure of facilities were recorded in the amounts of $749 million and $17 million, respectively, in the 2006 Period compared to a charge for restructuring in the amount of $4 million in the 2005 Period.

Operating Income (Loss).    Operating loss of $711 million in the 2006 Period increased $718 million compared to operating income of $7 million in the 2005 Period. Excluding the items previously discussed under “– Factors Affecting Results of Operations – Charges associated with the Restructurings, Closures and the Impairment of Goodwill” totalling $766 million in the 2006 Period and $4 million in the 2005 Period, there would have been an operating profit of $55 million in the 2006 Period compared to $11 million in the 2005 Period, primarily as a result of average selling prices increasing at a higher rate than production costs.

Income Taxes.    Spinco recognized an income tax expense of $7 million in the 2006 Period compared to an income tax benefit of $2 million in the 2005 Period. This increase in income taxes is primarily due to the generation of taxable income in the 2006 Period compared to a tax loss in the 2005 Period. Charges associated with the impairment of goodwill of $749 million recognized in the 2006 Period are not deductible for income tax purposes and represent a permanent book-tax difference. As a result, no tax benefit has been recognized for these charges.

During the second quarter of 2006, Spinco recognized a $4 million income tax benefit related to a change in Texas state income tax law.

Net Income (Loss).    Spinco recognized a net loss of $718 million in the 2006 Period compared to net income of $9 million in the 2005 Period. This increase in net loss is primarily due to the items discussed above.

Fiscal Year Ended December 25, 2005 Compared to Fiscal Year Ended December 26, 2004

Sales.    Net sales and revenues of $3,267 million in 2005 increased $241 million, or 8.0%, compared to net sales and revenues of $3,026 million in 2004. This increase is mainly the result of an increase in average selling prices and shipment volumes for pulp and fine paper. The specific factors affecting net sales and revenues are described in each segment below.

Net sales of the pulp and fine paper segment of $3,072 million in 2005 increased $205 million, or 7.2%, compared to net sales of $2,867 in 2004 resulting from a general improvement in U.S. economic conditions. In 2005, average selling prices for fine paper increased approximately $37 per ton, or 5%, compared to average selling prices in 2004 accounting for an increase in net sales of $125 million. Unit shipments of fine paper in 2005 increased approximately 3%, compared to unit shipments in 2004 accounting for an increase in net sales of $72 million. In 2005, average selling prices for pulp products increased approximately $6 per ton, or 1%, compared to 2004 accounting for an increase in net sales of $5 million. Unit shipments of pulp products declined approximately 1% in 2005 accounting for a decrease in net sales of $3 million.

Net sales of the softwood lumber segment of $127 million in 2005 increased $14 million, or 12.4%, compared to net sales of $113 million in 2004, primarily as a result of increased shipment volumes. Average selling prices increased modestly, but shipment volume increased 13% in 2005 compared to 2004. The Weyerhaeuser Fine Paper Business sawmill operations took five months less market-related downtime at one of its mills in 2005 compared to 2004.

Other operations comprise Spinco’s Canadian timber sourcing operations and other ancillary activities. This segment’s sales of fibre to third parties of $68 million in 2005 increased $22 million, or 47.8%, compared to sales of fibre to third parties of $46 million in 2004. These operations generally operate as a cost center to the facilities they support with fibre sourcing.

Costs and Expenses.    Costs and expenses of $3,845 million in 2005 increased $778 million, or 25.4%, compared to costs and expenses of $3,067 million in 2004. This increase in costs and expenses is primarily caused by charges for closures of facilities and increased cost of goods sold. The specific factors costs and expenses are described in each cost category below.

Cost of goods sold of $2,760 million in 2005 increased $275 million, or 11.1%, compared to cost of goods sold of $2,485 million in 2004. An increase in fine paper product shipments resulted in an increase in cost of goods sold of approximately $81 million. In the pulp and fine paper operations, energy and chemical costs increased approximately $46 million in 2005. Transportation costs increased approximately $56 million in 2005, primarily due to fuel related cost increases. The strengthening of the Canadian dollar against the U.S. dollar during 2005 compared to 2004 resulted in a $54 million increase of operating costs of the segment’s Canadian facilities when translated into U.S. dollars. Cost of goods sold for softwood lumber and other increased $48 million, primarily due to the incremental sales volumes.

Selling, general and administrative expenses (including allocated Weyerhaeuser costs) of $174 million in 2005 decreased $18 million, or 9.4%, compared to $192 million in 2004, primarily as a result of efforts to reduce controllable costs.

Restructuring charges of $3 million in 2005 decreased $14 million, or 82.4%, compared to restructuring charges of $17 million in 2004. Spinco incurred these restructuring charges in 2004 primarily for restructuring activities associated with the Prince Albert, Saskatchewan and Dryden, Ontario mills.

Charges for closure of facilities in the amount of $534 million were recorded in 2005 when Weyerhaeuser announced the closure of facilities as part of an ongoing strategic review. The charges largely related to decisions to close the pulp and paper mill in Prince Albert, Saskatchewan together with its vertically-integrated sawmill facilities as well as a paper machine at the Dryden, Ontario mill.

Operating Income (Loss).    Operating loss of $578 million in 2005 increased $537 million compared to an operating loss of $41 million in 2004. Excluding the items previously discussed under “– Factors Affecting Results of Operations – Charges associated with the Restructurings, Closures and the Impairment of Goodwill” totalling $538 million in 2005 and $17 million in 2004, there would have been an operating loss of $40 million in 2005, representing an increase of $16 million, or 67%, compared to an operating loss before restructuring, facility closure and goodwill impairment charges of $24 million in 2004. This increase resulted from the items discussed above.

Income Taxes.    The benefit from income taxes of $100 million in 2005 increased $76 million compared to the income tax benefit of $24 million in 2004, primarily due to a higher operating loss, offset in part by an increase of $106 million in the valuation allowance associated with Canadian net operating losses and income tax credits.

During 2005, Spinco recognized a $1 million income tax benefit related to a reduction in a British Columbia provincial income tax rate and a $3 million income tax benefit related to change in Ohio state income tax laws.

Net Income (Loss).    Net loss of $478 million in 2005 increased $461 million compared to a net loss of $17 million in 2004. This increase resulted from the items discussed above.

Fiscal Year Ended December 26, 2004 Compared to Fiscal Year Ended December 28, 2003

Sales.    Net sales and revenues of $3,026 million in 2004 increased $172 million, or 6.0%, compared to sales of $2,854 million in 2003, primarily as a result of an increase in average selling prices and shipment volumes for fine paper and pulp. The specific factors affecting net sales and revenues are described in each segment below.

Net sales for pulp and fine paper products in the amount of $2,867 million in 2004 increased $206 million, or 7.7%, compared to sales of $2,661 million in 2003, primarily as a result of higher average sales prices and increased shipment volumes, in part resulting from a general improvement in U.S. economic conditions and in part resulting from the elimination of market downtime taken in 2003. In 2004, average selling prices for fine paper and pulp increased $5 per ton and $58 per ton, respectively, as compared to average selling prices in 2003 accounting for an increase in net sales of $15 million. In 2004, unit shipments of fine paper and pulp increased approximately 6% and 3%, respectively, as compared to unit shipments in 2003 accounting for an increase in net sales of $47 million. Spinco’s fine paper mills took no market downtime in 2004. The elimination of market downtime and additional productivity improvements resulted in an increase of nearly 200,000 tons in 2004 sales volume as compared to 2003 accounting for an increase in net sales of $144 million.

The softwood lumber segment’s sales of $113 million in 2004 increased $12 million, or 11.9%, compared to sales of $101 million in 2003 as an increase in average selling prices more than offset a 3% reduction in shipment volumes. Spinco took market-related downtime at one of Spinco’s softwood lumber mills for 6 months of the year in 2004 and 2003.

Other operations comprise Spinco’s Canadian timber sourcing operations and other ancillary activities. This segment’s sales of fibre to third parties of $46 million in 2004 decreased $46 million, or 50.0%, compared to sales of fibre to third parties of $92 million in 2003. These operations generally operate as a cost center to the facilities they support with fibre sourcing.

Costs and Expenses.    Costs and expenses of $3,067 million in 2004 increased $117 million, or 4.0%, compared to costs and expenses of $2,950 million in 2003. This increase in costs and expenses is primarily caused by increased cost of goods sold. The specific factors affecting costs and expenses are described in each cost category below.

Cost of goods sold of $2,485 million in 2004 increased $97 million, or 4.1%, compared to cost of goods sold of $2,388 million in 2003. Fine paper and pulp operations experienced a cost increase for raw materials in 2004 compared to 2003 due to an increase in the price of wood chips, resulting in a $17 million increase in operating costs. Rising transportation costs due to fuel surcharges and longer transport distances after the closure of Weyerhaeuser’s Longview, Washington fine paper mill were $32 million higher in 2004 than in 2003. Energy costs decreased in 2004 compared to 2003 as a result of increased internal power generation, resulting in a $21 million decrease in operating costs. Reorganization measures taken in 2003 resulted in a reduction in staffing at the operating facilities and a corresponding labour cost reduction of approximately $30 million. The strengthening of the Canadian dollar against the U.S. dollar during 2004 compared to 2003 resulted in a $52 million increase in operating costs of the segment’s Canadian facilities when translated into U.S. dollars. Sales volumes increased for fine paper and pulp products resulting in a higher cost of goods sold in the approximate amount of $124 million. Other product sales declined $46 million resulting in an equal decline in cost of goods sold.

Depreciation and amortization expense of $348 million in 2004 increased $10 million, or 3.0%, compared to costs and expenses of $338 million in 2003, primarily as a result of the added depreciation resulting from 2003 capital additions.

Income Taxes.    The benefit from income taxes of $24 million in 2004 decreased $9 million compared to the income tax benefit of $33 million in 2003, primarily due to a lower operating loss in 2004.

Net Income (Loss).    Spinco’s net loss of $17 million in 2004 decreased $50 million, or 74.6%, compared to the net loss of $67 million in 2003, primarily due to the items discussed above.

Liquidity and Capital Resources

Historical

Historically, Spinco’s principal source of liquidity was cash flow generated from operating activities and intercompany borrowings from Weyerhaeuser.

The following table sets forth a summary of cash flows for the thirty-nine weeks ended the last Sunday of September 2006 and 2005 and the fiscal years ended the last Sunday of December 2005, 2004 and 2003:

	Thirty-nine weeks ended,		Year ended,
	September 24, 2006	September 25, 2005	December 25, 2005	December 26, 2004	December 28, 2003
(Dollars in millions)
Net cash provided by (used for):
Operating activities	$191	$176	$190	$209	$290
Investing activities	(53)	(82)	(109)	(82)	(221)
Financing activities	(138)	(94)	(82)	(126)	(69)

Net change in cash	$—	$—	$(1)	$1	$—

Cash provided by operating activities

Cash provided by operating activities was $191 million in the 2006 Period compared to $176 million in the 2005 Period and $190 million, $209 million and $290 million for 2005, 2004 and 2003, respectively.

The increase in the cash provided by operating activities in the 2006 Period, compared to the cash provided by operating activities in the 2005 Period, was primarily the result of the following:

•	cash received from customers, net of cash paid to employees, suppliers and others, increased $62 million in the 2006 Period as compared to the 2005 Period. As discussed in “– Results of Operations” above, prices for, and margins earned on, pulp and paper products increased in the 2006 Period. Even though the volume of pulp and paper products sold in the 2006 Period declined primarily due to the closures of the Prince Albert, Saskatchewan facility and a Dryden, Ontario paper machine, the net cash generated increased; and

•	the amount of cash that Spinco paid for income taxes to Weyerhaeuser increased $47 million in the 2006 Period as compared to the 2005 Period, primarily due to higher taxable earnings in the 2006 Period. Spinco earned $38 million before taxes in the 2006 Period, prior to a $749 million goodwill impairment charge, compared to earnings of $7 million before taxes in the 2005 Period. The goodwill impairment is not deductible for income tax purposes and represents a permanent book-tax difference. As a result, no tax benefit was recognized for the goodwill impairment charge. The amount of current income taxes due are assumed to be paid by Spinco to Weyerhaeuser in the period owing in the combined financial statements of the Weyerhaeuser Fine Paper Business. See notes to the financial statements of the Weyerhaeuser Fine Paper Business included elsewhere in this document.

The decrease in the cash provided by operating activities in 2005, compared to the cash provided by operating activities in 2004, was primarily the result of the following:

•	cash received from customers, net of cash paid to employees, suppliers and others, decreased $8 million in 2005 as compared to 2004. As discussed in “– Results of Operations”, an increase in sales in 2005 was more than offset by increases in manufacturing costs; and

•	the amount of cash that Spinco paid for income taxes to Weyerhaeuser increased $11 million in 2005 as compared to 2004, primarily due to higher taxable earnings in 2005.

The decrease in the cash provided by operating activities in 2004, compared to the cash provided by operating activities in 2003, was primarily the result of the following:

•	cash received from customers, net of cash paid to employees, suppliers and others, increased $11 million in 2004 as compared to 2003. As discussed in “– Results of Operations”, an increase in sales in 2004, primarily due to higher prices and shipment volumes, was slightly greater than increases in manufacturing costs; and

•	the amount of cash that Spinco paid for income taxes to Weyerhaeuser increased $92 million in 2004 as compared to 2003, primarily due to higher taxable earnings in 2004.

Cash used for investing activities

The following table sets forth a summary of cash flow for investing activities for the thirty-nine weeks ended the last Sunday of September 2006 and 2005 and the fiscal years ended the last Sunday of December 2005, 2004 and 2003:

	Thirty-nine weeks ended,		Year ended,
	September 24, 2006	September 25, 2005	December 25, 2005	December 26, 2004	December 28, 2003
(Dollars in millions)
Pulp and Fine Paper	$53	$82	$104	$77	$221
Softwood Lumber	—	—	3	5	—
Other	—	—	2	—	—

	$53	$82	$109	$82	$221

Spinco’s operations are highly capital intensive and require annual capital investment to improve the efficiency of operations, ensure environmental compliance and replace aging equipment. In the 2006 Period, new capital investment totalled $53 million, including approximately $3 million for environmental compliance and the remainder for optimizing facilities, replacing equipment and reducing costs. In 2005, new capital investment totalled $113 million, more than half of which for optimizing facilities and reducing costs. In 2004, Spinco incurred capital expenditures totalling $89 million, including $23 million for environmental compliance and the remainder for projects focused on replacement of major equipment and optimization. In 2003, capital expenditures totalled $223 million. Capital expenditures in 2003 were largely driven by a project to reduce emissions at the Dryden, Ontario mill and continuing expenditures on the modernization of the facilities in Kingsport, Tennessee.

Spinco currently anticipates capital expenditures for 2006 of approximately $75 million; however, this level of capital expenditures could increase or decrease as a consequence of a number of factors, including future economic conditions, weather and the timing of equipment purchases.

Historically, internally generated cash flows or capital from Weyerhaeuser provided the cash needed to meet Spinco’s capital expenditures, investment and other requirements.

Cash used for financing activities

Historically, Spinco obtained its financing through intercompany borrowings with Weyerhaeuser. Spinco paid $134 million, $76 million, $121 million and $63 million to Weyerhaeuser in the 2006 Period, 2005, 2004 and 2003, respectively. Any outstanding receivables or payables under these intercompany borrowings will not be transferred or assumed, respectively, by Newco as part of the Contribution or by Exchangeco Subsidiary as part of the Canadian Asset Transfer.

Pro Forma

In August 2006, Spinco, Domtar, J.P. Morgan Securities Inc., JPMorgan Chase Bank, N.A. and Morgan Stanley Senior Funding, Inc. entered into a commitment letter. The commitment letter provides, subject to customary conditions, for financing commitments in an aggregate amount of up to $2.775 billion, consisting of a five–year senior secured revolving credit facility in a principal amount of $750 million, up to $350 million (or the Canadian dollar equivalent thereof) of which may be borrowed by Domtar; and a three-month unsecured term loan facility in a principal amount of $1.35 billion, which, upon consummation of the Transactions, will be refinanced, in part, by a new seven-year senior secured term loan facility in an aggregate amount of up to $1.7 billion of Spinco, which may be increased by incremental loans of up to $325 million at Spinco’s option to the extent necessary to refinance Domtar’s existing accounts receivable securitization program and/or to redeem notes tendered pursuant to a change of control offer with respect to Domtar’s $125 million 9.5% Debentures due August 2016.

The three-month unsecured term loan facility is expected to be used to finance the $1.35 billion cash payment by Spinco to Weyerhaeuser Company as consideration for the Spinco Contribution. In connection with the consummation of the Transactions, the $1.35 billion three-month unsecured term loan facility will be refinanced by Spinco with (a) a portion of the net proceeds of a seven-year senior secured term loan facility, which it is expected will be in a principal amount of approximately $800 million; and (b) cash on hand, including the net proceeds from the sale by Domtar in December, 2006 of its 50% interest in Norampac. The proceeds of the seven-year senior secured term loan facility will also be used to finance a portion of the Transactions, including fees, expenses and obligations related to or triggered by the Transactions. The five-year senior secured revolving credit facility, which is expected to provide for borrowings up to $750 million (up to $150 million (or the Canadian dollar equivalent thereof) of which will be made available to Domtar) may be used by Spinco, Newco and Domtar for working capital needs and for general corporate purposes, and a portion will be available for letters of credit and swingline loans.

See “Financing” for more information on the terms of the senior secured credit facilities, including with respect to guarantees and security.

Following the Transactions, Spinco expects its credit ratings to be substantially lower than the current ratings of Weyerhaeuser. Differences in credit ratings affect the interest rates at which Spinco may sell debt securities or borrow funds, as well as the amounts of indebtedness and types of financing structures that may be available to Spinco. See “Risk Factors – Risks Related to the Transactions – Spinco may not be able to generate sufficient cash flows to meet its debt service obligations”.

The Combined Company’s primary future recurring cash needs will be working capital, capital expenditures and debt service. Spinco believes that the Combined Company’s cash flows from operations, together with the amounts available for borrowings under the senior secured credit facilities discussed above, will be sufficient to meet the Combined Company’s recurring cash needs during the 12 month period after the Transactions and for the foreseeable future thereafter. There can be no assurance, however, that this will be the case. If the Combined Company’s cash flows from operations are less than Spinco expects, it may need to incur additional debt. Spinco may from time to time incur additional debt.

Spinco’s ability to make payments on and to refinance its indebtedness, including the debt it intends to incur under the senior secured credit facilities, and to fund working capital, capital expenditures, debt service and investments will depend on its ability to generate cash in the future, which is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond the Combined Company’s control. The terms of the debt Spinco intends to incur under the senior secured credit facilities, the terms of debt incurred by Domtar under its existing debt instruments and the terms of future indebtedness may impose various restrictions and covenants on the Combined Company that could limit its ability to respond to market conditions, to provide for unanticipated capital investments or to take advantage of business opportunities.

Off Balance Sheet Arrangements

Off-balance sheet arrangements have not had, and are not reasonably likely to have, a material effect on Spinco’s current or future financial condition, results of operations or cash flows.

Spinco expects that, following the Transactions, it will finance certain of its activities off balance sheet through leases and accounts receivable securitizations. See Domtar’s Management’s Discussion and Analysis filed with the Canadian securities regulatory authorities for the period ended December 31, 2005, and for the period ended September 30, 2006. See “Where You Can Find More Information”.

Hedging Arrangements

Spinco purchases natural gas at the prevailing market price at the time of delivery. In order to manage the cash flow risk associated with purchases of natural gas, Spinco participates in a Weyerhaeuser hedging program whereby Weyerhaeuser utilizes derivative financial instruments to fix the price of up to 30% of forecasted natural gas purchases for periods up to 18 months.

Following the Distribution, Spinco will no longer participate in this hedging program. See note 13 to the combined financial statements of the Weyerhaeuser Fine Paper Business included elsewhere in this document. See also “Risk Factors – Risks Related to Spinco’s Industries and Business after the Consummation of the Transactions – An increase in the cost of the Combined Company’s purchased energy or chemicals would lead to higher manufacturing costs, thereby reducing its margins”. Spinco intends to evaluate new hedging arrangements upon the consummation of the Transactions.

Dividends

Spinco does not intend to pay dividends for the foreseeable future. In addition, its ability to pay dividends will be restricted by current and future agreements governing Spinco and its subsidiaries’ debt, including its senior secured credit facilities. For further information, see “Risk Factors – Risks Related to the Transactions”.

Contractual Obligations and Commercial Commitments

Historical

The following table summarizes Spinco’s significant contractual obligations as of December 25, 2005:

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
(Dollars in millions)
Long-term portion of capital lease obligations	$32	$7	$13	$10	$2
Operating lease obligations	15	5	6	2	2
Purchase obligations(1)	31	31	—	—	—
Estimated minimum pension funding requirement	7	7	—	—	—

	$85	$50	$19	$12	$4

(1)	Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on Spinco and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Purchase obligations exclude arrangements that Spinco can cancel without penalty.

See note 15 to the combined financial statements of the Weyerhaeuser Fine Paper Business included elsewhere in this document.

Pro Forma

The following table summarizes Spinco’s significant contractual obligations on a pro forma basis as of the end of fiscal 2005.

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
(Dollars in millions)
Long-term portion of capital lease obligations	$41	$7	$14	$11	$9
Operating lease obligations	88	26	29	15	18
Purchase obligations(1)	212	106	63	28	16
Estimated minimum pension funding requirements	71	71	—	—	—

	$412	$209	$106	$54	$43

(1)	Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on Spinco and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Purchase obligations exclude arrangements that Spinco can cancel without penalty.

For further information, see “Unaudited Pro Forma Condensed Combined Financial Information of Spinco”.

Environmental Matters, Legal Proceedings and Other Contingencies

Legal Proceedings

Spinco is subject to a small number of claims and litigation matters that have arisen in the ordinary course of business. Although the final outcome of any legal proceeding is subject to many variables and cannot be predicted with any degree of certainty, management currently believes that the ultimate outcome of these legal proceedings will not have a material adverse effect on Spinco’s long-term results of operations, cash flows or financial position. See note 15 to the combined financial statements of the Weyerhaeuser Fine Paper Business included elsewhere in this document.

Environmental Matters

During the first quarter of 2006, Spinco closed its pulp and paper mill in Prince Albert, Saskatchewan and the Big River sawmill in Saskatchewan due to poor market conditions. These facilities are currently not in operation. Spinco has not determined at this time whether these facilities will be reopened, sold or permanently closed. In the event the facilities are permanently closed, the Province of Saskatchewan may require active decommissioning and reclamation at one or both facilities. In the event decommissioning and reclamation is required at either facility, the work is likely to include investigation and remedial action for areas of significant environmental impacts. The Province of Saskatchewan has required certain facilities located in the province to submit preliminary decommissioning and reclamation plans and to include in such plans estimates of costs associated with decommissioning and reclamation activities. Weyerhaeuser submitted such a plan for its pulp and paper facility in Prince Albert, Saskatchewan. In its preliminary decommissioning and reclamation plan, Weyerhaeuser has included a preliminary, generalized estimate of costs ranging from Cdn.$20 to Cdn.$25 million. Weyerhaeuser has advised the Province of Saskatchewan that it was not providing a detailed delineation of costs at this time because such costs will depend on site specific factors, the professional judgments of environmental specialists and experts, further detailed environmental site assessments, and, most fundamentally, a decision about the future use or closure of the site. The estimate referred to above does not take into account the equipment resale value or scrap material value which is considered to be significant, nor does it include the cost of completing a phase II environmental site assessment.

Spinco is a party to various proceedings relating to the cleanup of hazardous waste sites under the Comprehensive Environmental Response Compensation and Liability Act, commonly known as “Superfund”, and similar state laws. The EPA and/or various state agencies have notified Spinco that it may be a potentially responsible party with respect to other hazardous waste sites as to which no proceedings have been instituted against Spinco. As of the end of the third quarter of 2006, Spinco has established reserves totalling $6 million for estimated remediation costs on the three active sites in its operations. Environmental remediation reserves totalled $9 million at the end of 2005. The decrease in environmental remediation reserves reflects the incorporation of new information on all sites concerning remediation alternatives, updates on prior cost estimates and new sites, and the costs incurred to remediate these sites during this period. Based on currently available information and analysis, Spinco believes that it is reasonably possible that costs associated with all identified sites may exceed current accruals by up to $20 million. These costs may be incurred over several years. This estimate of the upper end of the range of reasonably possible additional costs is much less certain than the estimates upon which accruals are currently based, and utilizes assumptions less favourable to Spinco among the range of reasonably possible outcomes. In estimating both Spinco’s current accruals for environmental remediation and the possible range of additional future costs, Spinco has assumed that it will not bear the entire cost of remediation of every site to the exclusion of other known potentially responsible parties who may be jointly and severally liable. The ability of other potentially responsible parties to participate has been taken into account, generally based on each party’s financial condition and probable contribution on a per-site basis. No amounts have been recorded for potential recoveries from insurance carriers.

Spinco has not recognized a liability under Financial Accounting Standards Board Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations – an Interpretation of Financial Accounting Standards Board Statement No. 143 (“FIN 47”), for certain legal obligations, primarily special handling for the removal and disposal of encapsulated asbestos from facilities and equipment. The fair value of such obligations cannot be reasonably estimated because the settlement dates are not reasonably determinable. Spinco will establish a liability under FIN 47 at the time the fair value becomes reasonably estimable.

See note 15 to the combined financial statements of the Weyerhaeuser Fine Paper Business included elsewhere in this document.

Critical Accounting Policies

Spinco’s significant accounting policies are described in note 2 to the combined financial statements of the Weyerhaeuser Fine Paper Business included elsewhere in this document. Spinco’s critical accounting policies are those that may involve a higher degree of judgment, estimates and complexity. Spinco’s most critical accounting policies include those related to the basis of presentation of the combined financial statements, its portion of Weyerhaeuser’s pension and post-retirement benefit plans and potential impairments of long-lived assets and goodwill. While Spinco bases its judgments and estimates on historical experience and other assumptions that management believes are appropriate and reasonable under current circumstances, actual resolution of these matters may differ from recorded estimated amounts.

Basis of Presentation of Financial Statements

Historically, Spinco has operated as an integral part of Weyerhaeuser. Separate stand-alone financial statements prepared in accordance with generally accepted accounting principles have not historically been prepared for this business unit. The combined financial statements have been derived from historical accounting records of Weyerhaeuser and include many assumptions regarding apportionment of central general and administrative cost for accounting, human resources, purchasing, information systems, transaction services, payroll processing costs, legal fees and other overhead costs. These centralized costs were allocated to the Weyerhaeuser Fine Paper Business using a three-part apportionment factor based on relative headcount, assets and certain revenue. Pension and post-retirement benefits expense was allocated based on relative salaried headcount. Spinco believes the basis for allocation of these costs is reasonable; however, these estimates are highly subjective.

Certain of Spinco’s working capital assets, property, plant and equipment and liabilities are common assets and liabilities shared with Weyerhaeuser facilities not subject to the Transactions. Spinco performed allocations in order to reflect the appropriate portion of each asset and liability in the accounts of the Weyerhaeuser Fine Paper Business. These allocations were based on a three-part apportionment factor based on relative headcount, assets and certain revenue. Spinco believes the methodologies used for the asset and liability allocations are reasonable. However, these estimates are highly subjective.

The results of operations, balance sheet and cash flows are presented under the current funding structure, which is supported by Weyerhaeuser. Significant changes could have occurred in the funding and operation of the Weyerhaeuser Fine Paper Business if it had operated as an independent, stand-alone entity, including the need for debt and the incurrence of interest expense, which would have a significant impact on the financial position and results of operations of the Weyerhaeuser Fine Paper Business.

Pension and Post-Retirement Benefit Accounting

Spinco participates in several retirement programs for Spinco’s employees that are sponsored by Weyerhaeuser. In the U.S., this includes pension plans that are qualified under the Internal Revenue Code (qualified) as well as a plan that provides benefits in addition to those provided under the qualified plans for a select group of employees, which is not qualified under the Internal Revenue Code (unqualified). In Canada, plans are registered under the Income Tax Act (Canada) and under their respective provincial pension acts (registered), or plans may provide additional benefits to a select group of employees, and not be registered under the Income Tax Act (Canada) or provincial pension acts (nonregistered). Weyerhaeuser also provides benefits under a post-retirement healthcare and life insurance plan to eligible salaried employees in both countries. Benefits provided under the post-retirement healthcare and life insurance plan are currently funded by the general assets of Weyerhaeuser. The measurement date for all plans sponsored by Weyerhaeuser is the end of the fiscal year.

Four Canadian pension plans will be transferred to Exchangeco Subsidiary at closing. Except for these four plans, Spinco has not allocated a portion of Weyerhaeuser’s pension assets or prepared detailed employee benefit plan disclosures for the stand-alone financial statements of the Weyerhaeuser Fine Paper Business in a manner that would be consistent with the level of detail provided in Weyerhaeuser’s consolidated financial statements.

As described above in “– Basis of Presentation of Financial Statements”, a portion of the pension costs have been allocated to the Weyerhaeuser Fine Paper Business for purposes of presenting the results of operations in the stand-alone financial statements. Not only is the allocation subject to management’s subjective estimates, but the key assumptions used to determine the amounts recorded in Weyerhaeuser’s financial statements also include subjective estimates including the discount rate, the expected return on plan assets, anticipated trends in health care costs, assumed increases in salaries, mortality rates, and other factors. These assumptions are reviewed with external advisors at the end of each fiscal year and are updated as appropriate. Actual experience that differs from the assumptions could have a significant effect on the Weyerhaeuser Fine Paper Business’ financial position, results from operations or cash flows. Other factors that affect the level of net periodic benefit income or expense that is recognized in a given year include actual pension fund performance, plan changes and changes in plan participation or coverage.

Impairment of Long-lived Assets

Spinco reviews the carrying value of its long-lived assets and goodwill when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable through future operations. In addition, goodwill is assessed annually in the fourth quarter for impairment. In order to determine whether long-lived assets and goodwill are impaired, and the amount and timing of impairment charges, Spinco is required to estimate future cash flows, residual values and fair values of the related assets. Key assumptions used in those calculations include the probability of alternative outcomes, product pricing, raw material costs, volumes of product to be sold and discount rates. Management of Spinco believes that the estimates of future cash flows and fair values are reasonable; however, changes in estimates of such cash flows, changes in the likelihood of alternative outcomes, and changes in estimates of fair value could affect the evaluations.

Spinco grew substantially through acquisitions over the last several years. A large portion of the net book value of its property and equipment represents amounts allocated to those assets as part of the allocation of the purchase price of those acquisitions. Due to these allocations, a large portion of Spinco’s long-term assets are valued at relatively current amounts. Also as a result of acquisitions, Spinco reported goodwill of approximately $770 million on its balance sheets, of which $749 million was deemed impaired in the first quarter of 2006.

Prospective Accounting Pronouncements

See note 2 to the combined financial statements of the Weyerhaeuser Fine Paper Business included elsewhere in this document for a summary of prospective accounting pronouncements.

Quantitative and Qualitative Disclosures About Market Risk

Spinco is exposed to market risk from changes in commodity prices and foreign currency exchange rates. Spinco monitors and manages these risks as an integral part of its overall risk management program.

Commodity Risk

Spinco purchases natural gas at the prevailing market price at the time of delivery. In order to manage the cash flow risk associated with purchases of natural gas, Spinco participates in a Weyerhaeuser hedging program whereby Weyerhaeuser utilizes derivative financial instruments to fix the price of up to 30% of forecasted natural gas purchases for periods up to 18 months into the future. Weyerhaeuser formally documents the hedge relationships, including identification of the hedging instruments and the hedged items, the risk management objectives and strategies for undertaking the hedge transactions, and the methodologies used to assess effectiveness and measure ineffectiveness. Changes in the fair value of the derivative financial instruments are allocated by Weyerhaeuser to individual facilities based on projected usage of natural gas. Spinco recognizes its allocable share of the gains and losses on Weyerhaeuser’s derivative financial instruments in earnings when the forecasted purchases occur. A summary of amounts related to Spinco’s participation in the Weyerhaeuser hedging program follows:

	Thirty-nine Weeks ended September 24, 2006	Year ended December 25, 2005	Year ended December 26, 2004	Year ended December 28, 2003
(Dollars in millions)
Net gain (loss) recognized in cost of products sold	$2	$12	$1	$(2)
Unrealized gains (losses) not yet recognized in the statements of operations at the end of the period	$(12)	$18	$3	$1

Following the Distribution, Spinco will no longer participate in this hedging program. Spinco intends to evaluate new hedging arrangements upon the consummation of the Transactions. See “Risk Factors – Risks Related to Spinco’s Industries and Business after the Consummation of the Transactions – An increase in the cost of the Combined Company’s purchased energy or chemicals would lead to higher manufacturing costs, thereby reducing its margins”.

See note 13 to the combined financial statements of the Weyerhaeuser Fine Paper Business included elsewhere in this document.

Foreign Currency Risk

Spinco’s results of operations and cash flows are affected by changes in the Canadian dollar relative to the U.S. dollar. See “– Factors Affecting Results of Operations – Fluctuations in Foreign Currency Exchange Rates” and “Risk Factors – Risks Related to Spinco’s Industries and Business after the Consummation of the Transactions – The Combined Company will be affected by changes in currency exchange rates”.

Spinco has historically not actively hedged its foreign currency risk, except to the extent that foreign currency liabilities provide a natural hedge.

BUSINESS OF DOMTAR

Domtar is the third largest integrated manufacturer of uncoated free sheet in North America and the fourth largest in the world based on production capacity with four pulp and paper mills in Canada and five in the U.S. On December 29, 2006, Domtar sold its 50% equity interest in Norampac to Cascades Inc. for a cash consideration of Cdn.$560 million (the U.S. dollar equivalent of which is $480.6 million at an exchange rate of 1.1653 Canadian dollars per U.S. dollar, the noon buying rate of the Bank of Canada on December 29, 2006). The net after tax proceeds of the sale will be used primarily to reduce debt to be incurred by Spinco in connection with the Transactions or to repay Domtar’s existing indebtedness. See “Where You Can Find More Information”.

Domtar’s paper business is its most important segment, and represented 62% of Domtar’s consolidated sales in 2005 (excluding 50% of Norampac’s sales, which were required to be included in Domtar’s consolidated financial statements under Canadian GAAP), or 68% when including sales of Domtar paper through its paper merchants business. In addition to its paper business, Domtar manufactures and markets lumber and wood-based value-added products and engages in the paper merchants business, which involves the purchasing, warehousing, sale and distribution of various paper products made by Domtar and by other manufacturers.

For a more detailed description of the business of Domtar, see Domtar’s restated Management’s Discussion and Analysis and Domtar’s restated consolidated financial statements for the year ended December 31, 2005 both filed with the Canadian securities regulatory authorities on December 15, 2006, Domtar’s Management Discussion and Analysis and unaudited consolidated financial statements for the nine-month period ended September 31, 2006 filed with the Canadian securities regulatory authorities and the SEC on October 31, 2006, in each case as amended by filings made by Domtar with the Canadian securities regulatory authorities and the SEC on January 26, 2007, and Domtar’s Annual Information Form for the year ended December 31, 2005, filed with the Canadian securities regulatory authorities on March 27, 2006. See “Where You Can Find More Information”.

As discussed under “Summary – Summary Historical and Pro Forma Financial Data – Summary Selected Historical Financial Data of Domtar,” Domtar has restated its historical financial statements for each of the fiscal years in the five year period ended December 31, 2005 to present the reclassification of the Vancouver paper mill as discontinued operations and assets held for sale. See Domtar’s restated consolidated financial statements and related Management Discussion and Analysis filed with the Canadian securities regulatory authorities on December 15, 2006.

SELECTED HISTORICAL FINANCIAL DATA OF DOMTAR

The following summary historical financial information of Domtar for each of the fiscal years in the five year period ended December 31, 2005 and the financial data as of September 30, 2006 and 2005 and for the nine-month periods then ended has been derived from the consolidated financial statements of Domtar. This information is only a summary and should be read in conjunction with the restated financial statements of Domtar and the notes thereto and the Management’s Discussion and Analysis for the year ended December 31, 2005 filed with the Canadian securities regulatory authorities and the SEC on December 15, 2006 and for the period ended September 30, 2006 filed with the Canadian securities regulatory authorities and the SEC on October 31, 2006, in each case as amended by filings made by Domtar with the Canadian securities regulatory authorities and the SEC on January 26, 2007. See “Where You Can Find More Information”.

Effective in the second quarter of 2006, Domtar has presented its Vancouver paper mill as a discontinued operation and as assets held for sale in its consolidated financial statements pursuant to the Canadian Institute of Chartered Accountants (CICA) Handbook, Section 3475, Disposal of Long-Lived Assets and Discontinued Operations under Canadian accounting rules and to Financial Accounting Standards Board Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“FAS No. 144”) under U.S. accounting rules. In accordance with the relevant accounting and SEC requirements, Domtar has restated its historical financial statements for each of the fiscal years in the five year period ended December 31, 2005 and the related Management’s Discussion and Analysis for each of the fiscal years ended December 31, 2005, December 31, 2004 and December 31, 2003 to present the Vancouver paper mill as a discontinued operation. This reclassification has no effect on Domtar’s reported net earnings; “Earnings (loss) from continuing operations” and “Loss from discontinued operations” are presented as new lines in the statement of earnings and “Assets held for sale” is presented as a new line item on the balance sheet. Domtar’s restated financial statements for the fiscal years ended December 31, 2002 and 2001 are not audited. See “Where You Can Find More Information”.

Domtar’s historical financial information reflects Domtar’s ownership of a 50% equity interest in Norampac. Under Canadian GAAP, Domtar’s financial statements include 50% of each item in Norampac’s financial statements and present Norampac as a separate segment. Under U.S. GAAP, Domtar’s financial statements present this interest as an equity investment. On December 29, 2006, Domtar sold its interest in Norampac to Cascades Inc. for a cash consideration of Cdn.$560 million (the U.S. dollar equivalent of which is $480.6 million at an exchange rate of 1.1652 Canadian dollars per U.S. dollar, the noon buying rate of the Bank of Canada on December 29, 2006). See “Business of Domtar” and “Where You Can Find More Information”.

	Nine Months Ended September 30,		Year Ended December 31,
CANADIAN GAAP/ Cdn.$	2006	2005	2005	2004	2003	2002	2001
(Dollars in millions, except per share data)	(Unaudited)	(Unaudited)	(Restated)	(Restated)	(Restated)	(Unaudited/ Restated)	(Unaudited/ Restated)
Consolidated Statement of Earnings Data:
Sales	$3,527	$3,743	$4,880	$5,029	$5,039	$5,792	$4,569
Net earnings (loss) from continuing operations	13	(29)	(307)	(24)	(158)	138	148
Net earnings (loss)	5	(40)	(388)	(42)	(193)	141	140
Net earnings (loss) per share from continuing operations – basic and diluted	0.05	(0.13)	(1.34)	(0.10)	(0.70)	0.60	0.76
Net earnings (loss) per share – basic	0.02	(0.18)	(1.69)	(0.19)	(0.86)	0.62	0.72
Net earnings (loss) per share – diluted	0.02	(0.18)	(1.69)	(0.19)	(0.86)	0.61	0.72

	As at September 30,		As at December 31,
	2006	2005	2005	2004	2003	2002	2001
	(Unaudited)	(Unaudited)	(Restated)	(Restated)	(Unaudited/ Restated)	(Unaudited/ Restated)	(Unaudited/ Restated)
Consolidated Balance Sheet Data:
Total assets	$4,881	$5,519	$5,192	$5,681	$5,848	$6,847	$7,055
Total long-term debt (including current portion, excluding capital leases)	2,080	2,060	2,248	2,023	2,048	2,503	2,910
Shareholders’ equity	1,596	1,951	1,609	2,046	2,168	2,554	2,426

Domtar’s consolidated financial statements are prepared in accordance with Canadian GAAP, which differs in some respects from U.S. GAAP. The following provides Domtar’s consolidated financial information as reconciled to U.S. GAAP and translated from Canadian dollars to U.S. dollars for the periods presented. This information should be read in connection with the discussion of the principal differences between Canadian GAAP and U.S. GAAP as well as the reconciliation and other financial information provided in note 25 to Domtar’s financial statements for the fiscal year ended December 31, 2005 filed with the Canadian securities regulatory authorities and the SEC on December 15, 2006 and Domtar’s U.S. GAAP reconciliation for the nine months ended September 30, 2006 filed with the Canadian securities regulatory authorities on November 20, 2006 and with the SEC on November 22, 2006, in each case as amended by filings made by Domtar with the Canadian securities regulatory authorities and the SEC on January 26, 2007. See “Where You Can Find More Information”.

The consolidated earnings and consolidated balance sheets are expressed in Canadian dollars and, solely for the convenience of the reader, the consolidated earnings and consolidated balance sheet for each of the fiscal years in the five year period ended December 31, 2005, the financial data as of September 30, 2006 and 2005 and for the nine-month periods then ended, and the tables of certain related notes have been translated into U.S. dollars using the period end rate for the balance sheet and the average of the monthly average rates during the period for the statement of earnings, as set forth in the note to the table below. This translation should not be construed as an application of the recommendations relating to the accounting for foreign currency translation, but rather as supplemental information for the reader. The pro forma financial information with respect to Spinco contained in this document was prepared using Domtar’s U.S. GAAP/U.S. dollar results as derived by the reconciliations and transactions described above.

	Nine Months Ended September 30,		Year Ended December 31,
U.S. GAAP/U.S. dollar(1)	2006	2005	2005	2004	2003	2002	2001
(Dollars in millions, except per share data)	(Unaudited)	(Unaudited)	(Restated)	(Restated)	(Restated)	(Unaudited/ Restated)	(Unaudited/ Restated)
Consolidated Statement of Earnings Data:
Sales	$2,672	$2,657	$3,498	$3,372	$3,183	$3,237	$2,563
Net earnings (loss) from continuing operations	(4)	(33)	(332)	(45)	(86)	166	61
Net earnings (loss)	(11)	(41)	(414)	(58)	(109)	139	54
Net earnings (loss) per share from continuing operations – basic and diluted	(0.03)	(0.15)	(1.44)	(0.19)	(0.38)	0.73	0.32
Net earnings (loss) per share – basic	(0.05)	(0.18)	(1.81)	(0.26)	(0.49)	0.61	0.28
Net earnings (loss) per share – diluted	(0.05)	(0.18)	(1.81)	(0.26)	(0.49)	0.60	0.28

	As at September 30,		As at December 31,
	2006	2005	2005	2004	2003	2002	2001
	(Unaudited)	(Unaudited)	(Restated)	(Restated)	(Unaudited/ Restated)	(Unaudited/ Restated)	(Unaudited/ Restated)
Consolidated Balance Sheet Data:
Total assets	$4,070	$4,644	$4,172	$4,554	$4,384	$4,202	$4,279
Total long-term debt (including current portion, excluding capital leases)	1,691	1,621	1,741	1,534	1,437	1,452	1,702
Shareholders’ equity	1,389	1,771	1,348	1,849	1,801	1,690	1,570

(1)	The following table sets forth, for each period indicated, for one U.S. dollar expressed in Canadian dollars, the exchange rate at the end of the period and the average of the monthly average rates during the period, based on the Bank of Canada noon rate:

	Nine Months Ended September 30,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
Period end	1.1153	1.1611	1.1659	1.2036	1.2924	1.5796	1.5926
Average	1.1327	1.2241	1.2114	1.3015	1.4015	1.5704	1.5485

UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL INFORMATION OF SPINCO

Spinco, which will own the Weyerhaeuser Fine Paper Business (indirectly through Newco), and Domtar have entered into the Transaction Agreement, which provides, among other things, for a plan of arrangement under Section 192 of the Canada Business Corporations Act that will result in Spinco indirectly owning all of the outstanding Domtar common shares. See “The Transactions” for a summary of the various transaction steps.

The following unaudited pro forma condensed combined balance sheets give effect to the Transactions and the Norampac disposition as if they occurred on September 24, 2006. The accompanying unaudited pro forma condensed combined statements of earnings give effect to the Transactions and the Norampac disposition as if they occurred on December 27, 2004, the first day of Spinco’s fiscal year ended December 25, 2005. The unaudited pro forma condensed combined financial information includes adjustments directly attributable to the Transactions and the Norampac disposition. The pro forma adjustments are described in the accompanying notes and are based upon available information and assumptions, including the consummation of the Transactions and the Norampac disposition, that are factually supportable.

Weyerhaeuser can elect to effect the Distribution as a pro rata dividend, as an exchange offer or as a combination of both. The following unaudited pro forma condensed combined financial information is representative of either scenario. Weyerhaeuser has not decided how it will effect the Distribution.

THIS UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION IS FOR ILLUSTRATIVE INFORMATIONAL PURPOSES ONLY AND IS NOT NECESSARILY INDICATIVE OF THE RESULTS OF OPERATIONS THAT WOULD HAVE BEEN ACHIEVED HAD THE TRANSACTIONS AND THE NORAMPAC DISPOSITION ACTUALLY TAKEN PLACE AT THE DATES INDICATED, AND DOES NOT PURPORT TO BE INDICATIVE OF FUTURE FINANCIAL POSITION OR OPERATING RESULTS. ACTUAL ADJUSTMENTS MAY DIFFER FROM THE PRO FORMA ADJUSTMENTS. FUTURE OPERATING RESULTS MAY DIFFER MATERIALLY FROM THE UNAUDITED PRO FORMA FINANCIAL INFORMATION PRESENTED BELOW DUE TO VARIOUS FACTORS INCLUDING THOSE DESCRIBED UNDER “RISK FACTORS”, “SPECIAL NOTE CONCERNING FORWARD-LOOKING STATEMENTS” AND ELSEWHERE IN THIS DOCUMENT.

The unaudited pro forma condensed combined financial information should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Spinco” and the historical financial statements of Spinco, the Weyerhaeuser Fine Paper Business and Domtar and the notes thereto included elsewhere in this document and in the documents described under “Where You Can Find More Information”.

As of the date of this document, Spinco has not completed the detailed valuation studies necessary to determine the required estimates of the fair value of the assets and liabilities of Domtar acquired or assumed by Spinco. However, as indicated in note 2 of the unaudited pro forma condensed combined financial information, Spinco has made certain adjustments to the historical book values of the assets and liabilities of Domtar. These adjustments reflect certain preliminary estimates of fair value necessary to prepare the unaudited pro forma condensed combined financial information. Spinco refers to the excess of the purchase price over Domtar’s net assets, as adjusted to reflect preliminary estimates of fair value, as the “Net unallocated purchase price consideration”.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEETS

as at September 24, 2006

(Dollars in millions)

	Spinco as at September 24, 2006	Weyerhaeuser Fine Paper Business as at September 24, 2006	Domtar as at September 30, 2006	Domtar Purchase price allocation pro forma adjustments		Other pro forma adjustments		Combined Company pro forma
			(Note 1)	(Note 2)		(Note 2)
Assets
Current assets:
Cash	$—	$1	$47	$—		$—		$48
Accounts receivable, net	—	339	195	—		2	A	536
Inventories	—	523	499	26	B	(24)	A	1,024
Prepaid expenses	—	8	21	(4)	C	—		25
Income and other taxes receivable	—	—	18	—		—		18
Deferred income taxes	—	18	31	6	K	4	L	59

Total current assets	—	889	811					1,710
Property, plant & equipment, net	—	3,139	2,758	—		3	D	5,900
Goodwill	—	14	21	(21)	E	—		14
Net unallocated purchase price consideration	—	—		(42)	P	—		(42)
Deferred pension and other assets	—	31	480	101	F	34	G	137
						(509)	H

Total assets	$—	$4,073	$4,070					$7,719

Liabilities and shareholders’ equity
Current liabilities:
Bank indebtedness	$—	$—	$49	$—		$—		$49
Trade and other payables	—	272	455	6	I	3	D	742
						(22)	A
						28	O
Long-term debt and capital leases due within one year	—	12	1	—		56	G	22
						(47)	H

Total current liabilities	—	284	505					813
Long-term debt and capital leases	—	21	1,700	(49)	J	1,328	G	2,538
						(462)	H
Deferred income taxes	—	766	120	(10)	K	76	L	952
Other liabilities and deferred credits	—	45	356	(75)	M	25	N	351

Total liabilities	—	1,116	2,681					4,654
Minority interest	—	—	—	—		30	Q	30
Preferred shares	—	—	30	—		(30)	Q	—
Common shares	—	—	1,602	—		(65)	Q	1,537
Additional paid in capital	—	2,880	13	—		(1,472)	Q	1,421
Retained earnings	—	—	17	—		(17)	Q	—
Accumulated other comprehensive income	—	77	(273)	—		273	Q	77

Total shareholders’ equity	—	2,957	1,389					3,035

Total liabilities and shareholders’ equity	$—	$4,073	$4,070					$7,719

See accompanying notes to unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF EARNINGS

Thirty-nine weeks ended September 24, 2006

(Dollars in millions, except for share and per share data)

	Spinco 39-weeks ended September 24, 2006	Weyerhaeuser Fine Paper Business 39-weeks ended September 24, 2006	Domtar nine months ended September 30, 2006	Domtar Purchase price allocation pro forma adjustments		Other pro forma adjustments		Combined Company pro forma
			(Note 1)	(Note 3)		(Note 3)
Sales	$—	$2,433	$2,672	$—		$(29)	U	$5,076

Operating expenses
Cost of sales	—	2,000	2,294	(13)	R	7	T	4,259
				—		(29)	U
Selling, general and administrative	—	150	128	(7)	R	—		271
Depreciation and amortization	—	228	188	—		—		416
Closure and restructuring costs	—	17	26	—		—		43
Impairment of goodwill	—	749	—	—		—		749

	—	3,144	2,636	(20)		(22)		5,738

Operating profit (loss) from continuing operations	—	(711)	36	20		(7)		(662)
Financing expenses	—	—	103	6	V	76	W	159
				1	AA	3	Z
				(2)	AB	(28)	Y
Share of joint ventures’ net earnings	—	—	(28)	—		30	X	2
Derivative instruments loss	—	—	8	—		—		8

Loss from continuing operations before income taxes and minority interest	—	(711)	(47)	15		(88)		(831)
Income tax expense (benefit)	—	7	(43)	4	AC	(26)	AE	(47)
						11	AD
Minority interest	—	—	—	—		1	AF	1

Net loss from continuing operations	$—	$(718)	$(4)	$11		$(74)		$(785)

Basic loss per share		$(2.58)	$(0.02)					$(1.54)

Diluted loss per share		$(2.58)	$(0.02)					$(1.54)

Basic weighted average number of common shares outstanding		277,890,098 (*)	230,429,507					509,368,520	(**)

Diluted weighted average number of common shares outstanding		277,890,098 (*)	230,429,507					509,368,520	(**)

(*)	Represents the estimated total number of shares of Spinco common stock to be distributed by Weyerhaeuser to its shareholders in connection with the Distribution.

(**)	Represents the estimated total number of shares of Spinco common stock outstanding immediately following the consummation of the Transactions as described in item Q of Note 2.

See accompanying notes to unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF EARNINGS

Year ended December 25, 2005

(Dollars in millions, except for share and per share data)

	Spinco year ended December 25, 2005	Weyerhaeuser Fine Paper Business year ended December 25, 2005	Domtar year ended December 31, 2005	Domtar Purchase price allocation pro forma adjustments		Other pro forma adjustments		Combined Company pro forma
			(Note 1)	(Note 3)		(Note 3)
Sales	$—	$3,267	$3,498	$—		$(51)	U	$6,714

Operating expenses
Cost of sales	—	2,760	3,070	(17)	R	(29)	T	5,733
						(51)	U
Selling, general and administrative	—	190	189	(8)	R	3	S	374
Depreciation and amortization	—	357	335	—		—		692
Closure and restructuring costs	—	537	267	—		—		804
Impairment of goodwill	—	1	—	—		—		1

	—	3,845	3,861	(25)		(77)		7,604

Operating profit (loss) from continuing operations	—	(578)	(363)	25		26		(890)
Financing expenses	—	—	118	8	V	80	W	180
				1	AA	4	Z
				(3)	AB	(28)	Y
Share of joint ventures’ net loss	—	—	6	—		(3)	X	3
Derivative instruments loss	—	—	7	—		—		7

Loss from continuing operations before income taxes and minority interest	—	(578)	(494)	19		(27)		(1,080)
Income tax expense (benefit)	—	(100)	(162)	6	AC	(117)	AE	(358)
						15	AD
Minority interest	—	—	—	—		1	AF	1

Net loss from continuing operations	$—	$(478)	$(332)	$13		$74		$(723)

Basic loss per share		$(1.72)	$(1.45)					$(1.42)

Diluted loss per share		$(1.72)	$(1.45)					$(1.42)

Basic weighted average number of common shares outstanding		277,890,098 (*)	229,714,058					509,368,520	(**)

Diluted weighted average number of common shares outstanding		277,890,058 (*)	229,714,058					509,368,520	(**)

(*)	Represents the estimated total number of shares of Spinco common stock to be distributed by Weyerhaeuser to its shareholders in connection with the Distribution.

(**)	Represents the estimated total number of shares of Spinco common stock outstanding immediately following the consummation of the Transactions as described in item Q of Note 2.

See accompanying notes to unaudited pro forma condensed combined financial information.

Notes to Unaudited Pro Forma Condensed Combined Financial Information of Spinco

Note 1: Basis of Presentation

The unaudited pro forma condensed combined financial information of Spinco has been prepared based upon historical financial information of Spinco, the Weyerhaeuser Fine Paper Business and Domtar, giving effect to the Transactions and other related adjustments described in these footnotes. This unaudited pro forma condensed combined financial information is not necessarily indicative of the results of operations that would have been achieved had the Transactions actually taken place at the dates indicated, and does not purport to be indicative of future financial position or operating results. The unaudited pro forma condensed combined financial information should be read in conjunction with the historical financial statements of Spinco, the Weyerhaeuser Fine Paper Business and Domtar and the notes thereto, which are included or referred to in this document.

The historical financial statements of the Weyerhaeuser Fine Paper Business were prepared using specific identification of income and expenses and assets and liabilities, where available, and, where not available, include allocations and estimates that Spinco believes are reasonable and appropriate under the circumstances. However, these allocations and estimates may not necessarily reflect the financial position, operating results and cash flows for the periods presented had the Weyerhaeuser Fine Paper Business operated as a separate entity. For a more detailed discussion on the basis of presentation and allocation methodology used in the historical financial statements of the Weyerhaeuser Fine Paper Business, please refer to notes 1 and 2 to the financial statements of the Weyerhaeuser Fine Paper Business for the thirty-nine week periods ended September 24, 2006 and September 25, 2005, and the fiscal years ended December 25, 2005, December 26, 2004 and December 28, 2003, included elsewhere in this document. In addition, please refer to “Risk Factors – Risks Related to the Transactions – The historical financial information of the Weyerhaeuser Fine Paper Business may not be representative of its results if it had been operated independently of Weyerhaeuser and, as a result, may not be a reliable indicator of its future results”.

Spinco’s financial statements were prepared in accordance with U.S. GAAP and are presented in U.S. dollars. Domtar’s historical consolidated financial statements were prepared in accordance with Canadian GAAP and are presented in Canadian dollars. Canadian GAAP differs in certain respects from U.S. GAAP. Domtar’s historical consolidated financial statements were reconciled to U.S. GAAP and were translated from Canadian dollars to U.S. dollars using the period end rate for the balance sheet and the average of the monthly average rates during the period for the statements of earnings, based on the Bank of Canada noon rate. See “Summary – Summary Historical and Pro Forma Financial Data”, “Selected Historical Financial Data of Domtar” and “Where You Can Find More Information”.

The unaudited pro forma condensed combined financial information was prepared using the purchase method of accounting with respect to the Arrangement, with Spinco being treated as the “acquirer” for accounting purposes. Immediately following the consummation of the Transactions, Spinco will be an independent public company, with approximately 55% of Spinco’s common stock owned by Weyerhaeuser shareholders or former Weyerhaeuser shareholders, and approximately 45% owned by former Domtar shareholders, in each case on a fully-diluted basis. Spinco will be a holding company that will, directly or indirectly, own and operate the Weyerhaeuser Fine Paper Business and the Domtar business.

The unaudited pro forma condensed combined financial information assumes that Domtar’s acquisition has been accounted for in accordance with Financial Accounting Standards Board Statement No. 141, Business Combinations (SFAS No. 141) and that the resulting goodwill and other intangible assets are accounted for under Financial Accounting Standards Board Statement No. 142, Goodwill and Other Intangibles Assets (SFAS No. 142). The total purchase price is allocated to the tangible and intangible assets acquired and liabilities assumed based on Spinco’s preliminary estimates of their fair value, and changes are expected as valuations of certain tangible and intangible assets are finalized. As a result, actual fair values of assets acquired and liabilities assumed and related operating results, including actual depreciation and amortization expense, could differ materially from those reflected in the unaudited pro forma condensed combined financial information included herein. The allocation of the purchase price to liabilities related to potential reorganizations and restructurings have not been reflected in this initial purchase price allocation. Obligations for pension and other post-retirement benefits have been determined based upon preliminary actuarial assessments.

Domtar’s fiscal year ends on December 31, while Spinco’s and the Weyerhaeuser Fine Paper Business’ fiscal year ends on the last Sunday of each December. Domtar’s most recent fiscal year ended on December 31, 2005. Spinco and the Weyerhaeuser Fine Paper Business’s most recent fiscal year ended on December 25, 2005. Because these fiscal year ends do not differ by more than 93 days, SEC rules and applicable Canadian securities legislation permit the reporting periods to be combined without adjustments for the purposes of pro forma financial information. Therefore, the periods covered by Domtar’s historical consolidated financial information (which are the periods ended September 30, 2006 and December 31, 2005) have not been adjusted to correspond to Spinco’s period end dates (which are the periods ended on September 24, 2006 and December 25, 2005) in the accompanying unaudited pro forma condensed combined financial information.

Unless otherwise stated, all amounts shown in this section are in U.S. dollars and in accordance with U.S. GAAP. In preparing the unaudited pro forma condensed combined financial information, a review was undertaken to identify differences between Domtar’s accounting policies and financial statements presentation and those used by the Weyerhaeuser Fine Paper Business where the impact was potentially material and could be reasonably estimated. The accounting policies and presentation used in the preparation of the unaudited pro forma condensed combined financial information are those set out in the audited historical financial statements of the Weyerhaeuser Fine Paper Business for the year ended December 25, 2005 and the notes thereto included elsewhere in this document, except for adjustments to the Weyerhaeuser Fine Paper Business financial statements to account for stock based compensation expense under the fair value method. Further accounting policy and presentation differences may be identified after the consummation of the Transactions.

The unaudited pro forma condensed combined statements of earnings do not reflect operational and administrative cost savings or synergies that Spinco estimates may be achieved as a result of the Transactions, or non-recurring, one-time costs or gains that may be incurred or received as a direct result of the Transactions.

Note 2: Pro Forma Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheets to Reflect the Arrangement and the Norampac Disposition

For accounting purposes, the purchase price is based upon the estimated fair value of Domtar plus estimated acquisition costs directly related to the Transactions. Since no quoted market price yet exists for the shares of Spinco common stock, the purchase price is based on the fair value of the net assets acquired, or the fair value of Domtar, on August 23, 2006, the date the terms of the Transactions were agreed to and announced. The fair value of Domtar common shares of $6.63 per share used in the calculation of the purchase price is based upon the average closing price of Domtar common shares on the Toronto Stock Exchange for the five trading days beginning August 21, 2006 and ended August 25, 2006, converted at the average daily foreign exchange rate of the Bank of Canada. The number of outstanding Domtar common shares used in the calculation of the fair value of Domtar is based on the same periods.

Spinco believes that Domtar’s market capitalization includes the fair value of vested Domtar equity awards. Spinco will calculate the fair value of Domtar equity awards given in exchange for vested Spinco equity awards as of the announcement date of the Transactions, utilizing the Black-Scholes model. Spinco will recognize fair value of vested Spinco equity awards as of the consummation date of the Transactions in excess of the fair value of the Domtar equity awards as compensation cost.

Spinco will measure the fair value of unvested Spinco equity awards issued to former Domtar employees as of the consummation date of the Transactions. The fair value of the unvested Spinco equity awards will be allocated to the post-acquisition period and recognized as compensation expense over the requisite service periods based on the relationship of the post-consummation requisite service periods to the total requisite service periods from the dates of the original Domtar grants.

The following table summarizes the components of the total purchase price (in millions of U.S. dollars, except for share and per share data):

Number of issued and outstanding shares	231,436,850
Price per share	$6.63

Fair value of Domtar’s net assets	$1,534
Estimated direct acquisition costs to be incurred by Spinco	28

Estimated total purchase price, excluding assumed debt	$1,562

The total purchase price is allocated to the tangible and intangible assets acquired and liabilities assumed based on Spinco’s preliminary estimates of their fair value, which are based on information available as of the date of this document. Spinco continues to review the existence, characteristics and useful lives of Domtar’s tangible and intangible assets, which could affect the allocation between goodwill and other tangible and intangible assets and could result in a significantly different depreciation and amortization expense. Changes are expected as valuation studies of certain tangible and intangible assets are finalized. As a result, actual fair values of assets acquired and liabilities assumed and related operating results, including actual depreciation and amortization expense, could differ materially from those reflected in the unaudited pro forma condensed combined financial information included herein. The allocation of the purchase price to the liabilities related to potential reorganizations and restructurings has not been reflected in this initial purchase price allocation. Obligations for pension and other post-retirement benefits have been determined based upon preliminary actuarial assessments. All of these estimates are subject to significant measurement uncertainty.

The final purchase price allocation, which will be determined subsequent to the consummation of the Transactions, and the actual fair values of assets acquired and liabilities assumed and related operating results, including actual depreciation and amortization expense, could differ materially from the allocation reflected in the unaudited pro forma condensed combined financial information, although this allocation represents Spinco’s best estimates based on the information available as of the date of this document.

A. Working capital adjustments

To adjust for the elimination of $4 million of intercompany payables and $4 million of intercompany receivables of Spinco. Further, certain centralized divisional working capital amounts in the Weyerhaeuser Fine Paper Business will not be transferred to Spinco by Weyerhaeuser but will be settled in cash after closing. As such, $52 million of trade accounts receivable, $24 million of inventory and $18 million of accounts payable were reclassified to be a net receivable of $58 million from Weyerhaeuser. These adjustments result in a $2 million net increase in receivables, a $24 million decrease in inventory and a $22 million decrease in accounts payable.

B. Fair value of Domtar inventories

To increase inventories to fair value less costs to sell to reflect the preliminary purchase accounting allocation. Spinco estimates that the non-cash inventory purchase accounting adjustment of $26 million may impact the cost of sales during the first quarter after the closing of the Transactions, during which time the finished goods inventory on hand on the date of the Transactions will be consumed. This amount has not been reflected as a pro forma adjustment in the unaudited pro forma condensed combined statement of earnings.

C. Fair value of Domtar prepaid expenses

To reduce prepaid expenses to fair value to reflect the preliminary purchase accounting allocation.

D. Business set-up cost obligations

To record business set-up costs as part of property, plant and equipment that are obligations of Spinco to Weyerhaeuser at the time of the consummation of the Transactions.

E. Domtar historical goodwill write-off

To reverse historical goodwill of Domtar as the value of acquired goodwill is required to be reduced to $0.

F. Fair value of Domtar deferred pension and other assets

To reduce other assets to fair value to reflect the preliminary purchase accounting allocation, consisting of the write-off of assumed deferred debt issue costs ($16) million and accrued benefit pension assets ($147) million, as well as the recording of the fair value of pension benefit plans $5 million and other adjustments ($1) million. To increase the fair value of Domtar’s interest in Norampac by $260 million to reflect the consideration received for the sale of this investment subsequent to the balance sheet date. On December 29, 2006 Domtar sold its 50% interest in Norampac to Cascades Inc. for a cash consideration of Cdn.$560 million (the U.S. dollar equivalent of which is $502 million based on the Bank of Canada noon rate on September 30, 2006, the period end for the balance sheet).

G. Senior secured term loan facility draw-down

To record the draw-down under the three-month senior unsecured term loan facility in the amount of $1.35 billion, which will be converted upon the consummation of the Transactions to be part of the seven-year senior secured term loan facility, in order to fund the Spinco Contribution to Weyerhaeuser and to record an additional draw-down under the seven-year senior secured term loan facility in the amount of $34 million to fund financing costs. The financing costs will be deferred and amortized over the term of the seven-year senior secured term loan facility.

H. Sale of Domtar’s interest in Norampac

To reflect the sale of Domtar’s interest in Norampac on December 29, 2006. For purposes of this unaudited pro forma condensed combined financial information, Spinco assumed that the proceeds from the sale of Domtar’s 50% interest in Norampac to Cascades Inc. will be used to reduce the initial financing requirements of the Transactions. As a result, Spinco treated the proceeds from the sale of Norampac as a $502 million reduction of the seven-year senior secured term loan facility resulting in a related $7 million reduction in financing costs.

I. Fair value of Domtar trade and other payables

To adjust for pension and post-retirement fair value of ($3) million. To adjust the fair value of a put option on the investment in a joint venture of $12 million. To adjust for approximately $2 million of Domtar employee compensation payments payable upon the closing and directly related to the Transactions. To adjust other accrued liabilities of ($5) million.

J. Fair value of Domtar long-term debt

To adjust long-term debt to fair value based on public market quotes on September 30, 2006.

K. Income tax impact purchase price allocation

To tax effect the purchase price allocation pro forma adjustments.

L. Other income tax adjustments

To reflect the tax effect of other pro forma adjustments. The primary adjustment results from the change in the tax basis of the Weyerhaeuser Fine Paper Business Canadian assets as a result of the Transactions.

M. Fair value of Domtar other liabilities and deferred credits

To reduce certain other liabilities and deferred credits to fair value ($7) million, to write-off a deferred gain related to a previous termination prior to maturity of an interest rate swap contract of ($11) million, to adjust accrued benefit pension obligation, post-retirement and post-employment liabilities of ($55) million and other adjustments ($2) million.

N. Weyerhaeuser Fine Paper Business post-retirement benefits

Post-retirement benefits were accounted for in the Weyerhaeuser Fine Paper Business financial statements using a multi-employer approach. As such, an adjustment of $25 million was necessary to reflect the post-retirement benefit liability related to employees transferred to Spinco.

O. Transaction costs

Spinco will incur approximately $28 million of direct transaction costs, which are recognized as liabilities.

P. Net unallocated purchase price consideration

The net unallocated purchase price consideration represents the excess of fair value of acquired net assets over historical cost that has not been allocated to specific assets and liabilities at this stage in the purchase price allocation process. A negative balance indicates that the allocated fair value increment exceeds the allowable fair value increment as determined by the difference between the purchase price and the historical costs.

When Spinco finalizes the purchase price allocation to Domtar assets acquired and liabilities assumed based on detailed valuation studies, Spinco expects to identify intangible assets such as, but not limited to, non-contractual customer relationships, patents, trademarks and cutting rights.

Spinco may also identify liabilities in addition to those presented on the pro forma condensed combined balance sheet, which would reduce the net negative unallocated purchase price consideration.

Any remaining negative unallocated purchase price consideration after identifying and valuing all Domtar assets acquired and liabilities assumed will be allocated to property, plant & equipment and any identified intangible assets on a pro rata basis. Because the net unallocated purchase price consideration will likely reduce the basis of non-monetary long-lived assets when the purchase price allocation is finalized, the credit balance was not reclassified to liabilities.

Q. New equity structure

New equity structure of Spinco following the Transactions:

	Common stock, at par	Additional paid in capital	Preferred shares	Other comprehensive income	Retained earnings	Total shareholders’ equity
(Dollars in millions)
Spinco as at September 24, 2006	$—	$—	$—	$—	$—	$—
Weyerhaeuser Fine Paper Business Business Unit Equity balances as at September 24, 2006(1)	—	2,880	—	77	—	2,957
Pro forma adjustments to Weyerhaeuser Fine Paper Business Business Unit Equity(2)	—	(106)	—	—	—	(106)
The Contribution	3	(3)	—	—	—	—
The Distribution(3)	—	(1,350)	—	—	—	(1,350)
Domtar balances at September 30, 2006	1,602	13	30	(273)	17	1,389
Eliminate Domtar historical equity balances(4)	(1,602)	(13)	(30)	273	(17)	(1,389)
Domtar shareholders’ shares exchanged(5)	1,534	—	—	—	—	1,534

Spinco balances at September 24, 2006	$1,537	$1,421	$—	$77	$—	$3,035

(1)	Contribution of Weyerhaeuser Fine Paper Business to Newco and the equity interests in Newco to Spinco in exchange for issuance of 277,890,098 Spinco common shares and the roll-over of Weyerhaeuser equity awards into 8,237,354 Spinco equity awards, assuming all former Weyerhaeuser employees that transfer to Newco elect to convert all their Weyerhaeuser equity awards into Spinco equity awards.

(2)	To reflect the impact of pro forma adjustments relating to items “L” and “N” described above.

(3)	Distribution of cash with the net debt proceeds (“G” above) to Weyerhaeuser as part of the Contribution and Distribution Agreement.

(4)	Preferred shares of Domtar are presented as a minority interest in Spinco’s financial information.

(5)	Exchange of all 231,478,422 outstanding Domtar common shares at September 30, 2006 into 231,478,422 shares of Spinco common stock and roll-over of former Domtar equity awards into 2,626,675 Spinco equity awards.

Note 3: Pro Forma Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Earnings to Reflect the Arrangement and the Norampac Disposition

R. Domtar pension, post-retirement and post-employment benefits

To adjust for pension, post-retirement and post-employment expenses as of January 1, 2005 to reflect the fair value of all plans. Expense reduction has been allocated 67% to cost of goods sold and 33% to selling, general and administrative expenses representing an estimated split of the costs between these two financial statement captions.

S. Weyerhaeuser Fine Paper Business stock based compensation under the fair value method

To record the stock based compensation expense for the year ended December 25, 2005 related to share based awards granted to Spinco employees using the fair value method. Spinco adopted Financial Accounting Standards Board Statement No. 123 (revised 2004), Share-Based Payment, for 2006 and, therefore, no pro forma adjustment was required for 2006.

T. Domtar inventory under Last In First Out (“LIFO”)

To record the impact of conforming Domtar’s U.S. domestic inventory to the LIFO cost method with Spinco’s accounting policies.

U. Intercompany purchases and sales elimination

To eliminate intercompany purchases and sales between Spinco and Domtar.

V. Amortization of debt discount

To record the amortization of discount on long-term debt of $49 million resulting from recording assumed Domtar debt at its estimated fair value.

W. Senior secured term loan facility interest expense and other financing considerations

To record the interest expense on the seven-year senior secured term loan facility as well as incremental interest on the five-year senior secured revolving credit facility at the anticipated rate of interest, plus applicable margins. The anticipated rates of interest used were 3.31% for the year ended December 25, 2005 and 4.96% for the thirty-nine weeks ended September 24, 2006. Should the interest rate increase or decrease by 1/8%, the impact on the earnings (loss) before income taxes would be $1.7 million for the year ended December 25, 2005 and $1.3 million for the thirty-nine weeks ended September 24, 2006.

Under the provisions of the indenture governing Domtar’s 9.5% debentures due August 2016 in the outstanding principal amount of $125 million, Domtar will be obligated to make an offer to the debenture holders to repurchase their debentures at 101% of the face value of the debentures. Given that the debentures are currently trading higher than the offer price of 101% of face value, it is unlikely the debenture holders will accept this offer and, accordingly, no repurchase of these debentures was reflected in the pro forma financial statements. If needed, the credit available under the senior secured term loan will be used to fund the repurchase of these debentures.

X. Sale of Domtar’s interest in Norampac

To reflect the impact of the sale of Domtar’s 50% interest in Norampac to Cascades Inc. on December 29, 2006. Norampac is presented as an equity interest in Domtar’s U.S. GAAP financial statements. As a result of this sale,

Domtar will exit the packaging business. As this source of income will not reoccur in the future, the income from the Norampac investment was removed from the pro forma condensed combined statements of earnings through this adjustment.

Y. Use of proceeds from sale of Domtar’s interest in Norampac

To reflect the reduction in interest expense resulting from the use of the proceeds on the sale of Domtar’s 50% interest in Norampac to reduce the seven-year senior secured term loan facility. Based on the debt level after the assumed application of the proceeds from the sale of Norampac, should the interest rate on the seven-year senior secured term loan facility increase or decrease by 1/8%, the impact on the earnings (loss) before income taxes would be $1.1 million for the year ended December 25, 2005 and $0.8 million for the thirty-nine weeks ended September 24, 2006.

Z. Amortization of deferred financing costs

To record the amortization of the deferred financing costs under the seven-year senior secured term loan facility.

AA. Deferred gain amortization reversal

Domtar amortizes a deferred gain to income related to a previous termination of an interest rate swap contract prior to maturity. This adjustment reverses the amortization benefit recognized in Domtar’s historical consolidated financial statements.

AB. Deferred financing cost amortization reversal

Represents the reversal of amortization of deferred financing costs recognized in Domtar’s historical consolidated financial statements resulting from recording acquired other assets at fair value on September 30, 2006.

AC. Tax effect of pro forma adjustments

To tax effect the purchase price allocation pro forma adjustments using the combined statutory rates in effect in the relevant jurisdictions.

AD. Tax effect of Domtar’s interest in Norampac

To reflect the tax effect of the reduction in the interest expense relating to the sale of Domtar’s 50% interest in Norampac to Cascades Inc.

AE. Other income tax adjustments

To reflect the tax effect of pro forma adjustments using the combined statutory rates in effect in the relevant jurisdictions. The primary adjustments are the result of additional interest expense as a result of the senior secured term loan facilities and the reversal of the valuation allowance recorded in 2005 by the Weyerhaeuser Fine Paper Business, as the net operating loss carryforwards to which that valuation allowance corresponds are eliminated as a result of the Transactions.

AF. Minority Interest

To reflect the presentation of Domtar preferred shares as a minority interest in Spinco’s financial information.

INFORMATION CONCERNING NEWCO CANADA EXCHANGECO

Newco Canada Exchangeco

Newco Canada Exchangeco, a subsidiary of Spinco, is a corporation continued under the Business Corporations Act (British Columbia) and, as of the completion of the combination, will have its registered offices located at 925 West Georgia St., 5th Floor, Vancouver, British Columbia V6C 3L2.

Directors and Officers

The directors and officers of Newco Canada Exchangeco, as of the completion of the combination, will be the same individuals who will act as Spinco’s directors and officers following the consummation of the Transactions. For more information, see “Spinco’s Board of Directors and Management Following the Transactions”.

Description of Exchangeable Shares of Newco Canada Exchangeco

The exchangeable shares will be issued by Newco Canada Exchangeco. The exchangeable shares will be substantially the economic equivalent of the common stock of Spinco that a holder of Domtar common shares would have received, if the holder had elected to receive through a series of exchanges, shares of common stock of Spinco.

Holders of exchangeable shares will also receive, through the trustee holder of the one share of special voting stock of Spinco, voting rights, entitling the holder to one vote at all stockholder meetings at which holders of common stock of Spinco are entitled to vote. See “– Voting, Dividend and Liquidation Rights of Holders of Exchangeable Shares; Withholding Rights – Voting Rights With Respect to Spinco”.

The exchangeable shares will be exchangeable at any time, at the option of the holder on a one-for-one basis for shares of common stock of Spinco. As part of the Arrangement, Spinco, Newco Canada Exchangeco, Newco Canada and Computershare Trust Company of Canada, as trustee, will enter into the voting and exchange trust agreement under which the trustee will be granted specified rights and will agree to specified obligations for the benefit of the holders of exchangeable shares. In addition, Spinco, Newco Canada, Newco Canada Exchangeco, Newco and Newco Holding will enter into the exchangeable share support agreement attached to this document as Annex “F”, under which, among other things, Spinco and Newco Holding will agree to support the obligations of Newco Canada Exchangeco and Newco Canada with respect to the exchangeable shares. The tax consequences of receiving or holding exchangeable shares may differ significantly from the tax consequences of receiving or holding shares of common stock of Spinco depending upon your particular circumstances. If you will be an eligible Canadian resident, you should consider carefully the tax consequences to you in determining whether to elect to receive exchangeable shares or shares of common stock of Spinco (or a combination of exchangeable shares and shares of common stock of Spinco in each case for the Class B common shares you receive in the Arrangement). See “Material Income Tax Considerations – Material Canadian Federal Income Tax Considerations to Domtar Shareholders”.

Based on the one-for-one exchange ratio and the number of shares outstanding as of the record date, the former holders of Domtar common shares will hold exchangeable shares and shares of common stock of Spinco in the aggregate (which will represent approximately 45% of the combined voting power of Spinco common stock and special voting stock (the votes of which are directed by the holders of the exchangeable shares)). See “Elections Available to Domtar Securityholders – Procedures for Election and Exchange of Share Certificates and Options”, for procedures to be followed in order to obtain the exchangeable shares and the shares of common stock of Spinco issuable under the Arrangement.

Optional Retraction, Redemption and Call Rights; Purchase for Cancellation

Optional Retraction of Exchangeable Shares.    If you become a holder of exchangeable shares, you will be entitled at any time to require Newco Canada Exchangeco to redeem, subject to Newco Canada’s overriding call right, any or all of your exchangeable shares for a price per exchangeable share of one share of common stock of Spinco and (provided that you hold the exchangeable share on the applicable dividend record date), an amount in cash equal to such declared and unpaid dividends on that exchangeable share (less any applicable withholding tax).

In order to exercise this right, you must deliver to Newco Canada Exchangeco at its registered office or at an office of Newco Canada Exchangeco’s transfer agent, among other things, a written retraction request and the share certificate or certificates representing the exchangeable shares to be redeemed, together with such other documents and instruments as may be required to effect a transfer of exchangeable shares. You must state in your request the business day on which you desire Newco Canada Exchangeco to redeem your exchangeable shares, which business day may not be less than 10 business days nor more than 15 business days after your request is received by Newco Canada Exchangeco. If you fail to specify a business day in your request, the retraction date will be the 15th business day after your request is received by Newco Canada Exchangeco.

If you exercise this retraction right to require that Newco Canada Exchangeco redeem any of your exchangeable shares, Newco Canada will have an overriding retraction call right, which is Newco Canada’s right to purchase all but not less than all of those exchangeable shares for a price per exchangeable share of one share of common stock of Spinco and (provided that you hold the exchangeable share on the applicable dividend record date) an amount in cash equal to the declared and unpaid dividends on that exchangeable share. Upon receipt of your retraction request, Newco Canada Exchangeco will immediately notify Newco Canada, which must then advise Newco Canada Exchangeco within five business days as to whether it will exercise its retraction call right. If Newco Canada does not so advise, Newco Canada Exchangeco will notify you as soon as possible thereafter that Newco Canada will not exercise its retraction call right. If Newco Canada advises Newco Canada Exchangeco that Newco Canada will exercise its retraction call right within the five business day period, then the retraction request will be considered only to be an offer by you to sell the shares identified in your retraction request to Newco Canada in accordance with Newco Canada’s retraction call right and Newco Canada will purchase the exchangeable shares on the date specified for redemption for the same price per exchangeable share as on a redemption described above.

You may revoke a retraction request, in writing, at any time prior to the close of business of one business day before the contemplated date of retraction, in which case the exchangeable shares identified in the retraction request will not be purchased by Newco Canada or redeemed by Newco Canada Exchangeco. Unless you revoke your retraction request, the shares identified in the retraction request will be redeemed by Newco Canada Exchangeco or purchased by Newco Canada, as the case may be, and Newco Canada Exchangeco or Newco Canada, as the case may be, will send you (a) the shares of common stock of Spinco to which you are entitled to in the form of a share certificate or, in whole or in part, in book-entry form through the direct registration system; and (b) on the payment date therefor, a cheque in an amount equal to the amount of the declared and unpaid dividends, if any, on the retracted or purchased exchangeable shares, less any amounts withheld on account of tax required to be deducted or withheld.

If, as a result of solvency requirements of applicable law, Newco Canada Exchangeco is not permitted to redeem all exchangeable shares identified in a retraction request, and Newco Canada has not exercised its retraction call right, Newco Canada Exchangeco will redeem only those exchangeable shares tendered by you (rounded down to a whole number of shares) as would be permissible. In addition, if you do not revoke your retraction request, the retraction request will constitute notice from you to the trustee to exercise your exchange right (as defined below) under the voting and exchange trust agreement and the trustee, on your behalf, will require Newco Canada to purchase any exchangeable shares on the retraction date set forth in the retraction request.

Redemption of Exchangeable Shares.    On the redemption date for the exchangeable shares, Newco Canada Exchangeco will, subject to Newco Canada’s redemption call right, redeem all of the then outstanding exchangeable shares for a price per exchangeable share of one share of common stock of Spinco and (provided you hold the exchangeable share on the applicable dividend record date) an amount in cash equal to the declared and unpaid dividends, if any, on that exchangeable share. Newco Canada Exchangeco will provide the registered holders of exchangeable shares with at least 60 days prior written notice of the proposed redemption of the exchangeable shares by Newco Canada Exchangeco or the purchase of the exchangeable shares by Newco Canada under the redemption call right described below. However, in the event there is an acceleration of the redemption date as set forth below (other than in the case there are fewer than 5,000,000 exchangeable shares and no exchangeable shares remain deposited with Computershare Trust Company of Canada (successor to Montréal Trust Company of Canada) or any other successor depositary as set forth below), the written notice will be sent on as many days prior to the proposed redemption date as the board of directors of Newco Canada Exchangeco may determine to be reasonably practicable.

Newco Canada will have an overriding right to purchase on the redemption date all of the outstanding exchangeable shares being redeemed (other than those held by a subsidiary of Spinco) for a price per exchangeable share of one share of common stock of Spinco and an amount in cash equal to the declared and unpaid dividends, if any, on that exchangeable share held by a holder on any dividend record date that occurred prior to the date of purchase of such share by Newco Canada.

To exercise this redemption call right, Newco Canada must notify the transfer agent and Newco Canada Exchangeco of Newco Canada’s intention to exercise this right at least 60 days before the redemption date. However, if there is an acceleration of the redemption date as set forth below (other than in the case there are fewer than 5,000,000 exchangeable shares and no exchangeable shares remain deposited with Computershare Trust Company of Canada (successor to Montréal Trust Company of Canada) or any other successor depositary as described below), Newco Canada will be obligated to notify the transfer agent and Newco Canada Exchangeco of its intention to exercise this right on or before the proposed redemption date. The transfer agent will notify the exchangeable shareholders as to whether or not Newco Canada has exercised its redemption call right after the expiry of the period during which Newco Canada can exercise its redemption call right. If Newco Canada exercises its redemption call right, it will purchase on the redemption date all of the exchangeable shares then outstanding (other than those held by a subsidiary of Spinco).

The “redemption date”, for the exchangeable shares, is a date, if any, established by the Newco Canada Exchangeco board of directors for the redemption by Newco Canada Exchangeco of all of the exchangeable shares which shall be no earlier than July 31, 2023. If at any time (a) fewer than 5,000,000 exchangeable shares (other than exchangeable shares held by Spinco or its subsidiaries) issued as a result of the Arrangement are outstanding; and (b) no exchangeable shares remain deposited with Computershare Trust Company of Canada (successor to Montréal Trust Company of Canada), as depositary or any other successor depositary, in connection with the trust indenture dated June 29, 1988 between George Weston Limited and Montréal Trust Company of Canada, the board of directors may elect to have Newco Canada Exchangeco accelerate such redemption date to prior to July 31, 2023 upon at least 60 days prior written notice to the holders of exchangeable shares and the trustee under the voting and exchange trust agreement.

The board of directors may also elect to accelerate the redemption date to prior to July 31, 2023 in the event that:

•	Spinco is involved in any merger, amalgamation, tender offer, material sale of shares or rights or similar transactions, or any proposal to do so, and the board of directors of Newco Canada Exchangeco determines that it is not reasonably practicable to substantially replicate the terms and conditions of the exchangeable shares in connection with such transaction and a redemption of all of the exchangeable shares is necessary to enable such transaction to be completed;

•	a matter arises on which holders of exchangeable shares are entitled to vote as shareholders of Newco Canada Exchangeco (other than as described in the next bullet point below) and the board of directors of Newco Canada Exchangeco has determined that it is not reasonably practicable to accomplish the business purpose intended by such vote (which business purpose must be bona fide and not for the primary purpose of causing a redemption date), in any other reasonably commercial manner that does not result in a vote of holders of exchangeable shares; or

•	a matter arises on which holders of exchangeable shares are entitled to vote as shareholders of Newco Canada Exchangeco in order to approve or disapprove, as applicable, any change to, or in the rights of the holders of, exchangeable shares, where the approval or disapproval of such change would be required to maintain the economic equivalence of the exchangeable shares and shares of common stock of Spinco.

On or after the redemption date, upon your delivery of the share certificates representing the exchangeable shares and such other documents as may be required to effect a transfer of the exchangeable shares to an office of the transfer agent or the registered office of Newco Canada Exchangeco, Newco Canada Exchangeco or Newco Canada will deliver, for each exchangeable share, one share of common stock of Spinco and, provided you hold the exchangeable shares on the applicable dividend record date, a cheque in an amount equal to the amount of the declared and unpaid dividends, if any, on those exchangeable shares, less any amounts on account of tax required to be deducted or withheld.

Purchase for Cancellation.    Subject to applicable law and notwithstanding the paragraph below, Newco Canada Exchangeco may at any time and from time to time, by private agreement with any holder of exchangeable shares, purchase for cancellation all or any part of the outstanding exchangeable shares for consideration consisting of shares of common stock of Spinco.

Subject to applicable law, Newco Canada Exchangeco may at any time and from time to time purchase for cancellation all or any part of the outstanding exchangeable shares at any price by tender to all the holders of record of exchangeable shares then outstanding or through the facilities of any stock exchange on which the exchangeable shares are listed or quoted at any price per share. If in response to an invitation for tenders, more exchangeable shares are tendered at a price or prices acceptable to Newco Canada Exchangeco than Newco Canada Exchangeco is prepared to purchase, the exchangeable shares to be purchased by Newco Canada Exchangeco shall be purchased as nearly as may be pro rata according to the number of shares tendered by each holder who submits a tender to Newco Canada Exchangeco, provided that when shares are tendered at different prices, the pro rating shall be effected (disregarding fractions) only with respect to the shares tendered at the price at which more shares were tendered than Newco Canada Exchangeco is prepared to purchase after Newco Canada Exchangeco has purchased all the shares tendered at lower prices. If part only of your exchangeable shares shall be purchased, you shall receive at the expense of Newco Canada Exchangeco a share certificate for the balance of such shares.

Voting, Dividend and Liquidation Rights of Holders of Exchangeable Shares; Withholding Rights

As part of the Arrangement, Spinco, Newco Canada Exchangeco, Newco Canada and Computershare Trust Company of Canada, as trustee, will enter into the voting and exchange trust agreement. This summary is qualified in its entirety by reference to that agreement, which is attached to this document as Annex “G” and is incorporated into this document by reference.

Voting Rights with Respect to Newco Canada Exchangeco.    Except as required by law and under the exchangeable share provisions, the holders of exchangeable shares are not entitled as such to receive notice of, attend or vote at any meeting of shareholders of Newco Canada Exchangeco. See “– Amendment and Approval” below.

Voting Rights with Respect to Spinco.    Under the voting and exchange trust agreement, Spinco will issue one share of special voting stock to the trustee for the benefit of the holders of exchangeable shares (other than Spinco and its subsidiaries). The share of special voting stock of Spinco will have the number of votes which may be cast by the trustee at any meeting at which the holders of shares of common stock of Spinco are entitled to vote or in respect of any written consent sought by Spinco from its holders of shares of common stock, equal to the then outstanding number of exchangeable shares (other than exchangeable shares held by Spinco and its subsidiaries).

Each exchangeable shareholder (other than Spinco and its subsidiaries) on the record date for any meeting or shareholder consent at which holders of shares of common stock of Spinco are entitled to vote will be entitled to instruct the trustee to exercise the votes attached to the share of Spinco special voting stock for each exchangeable share held by the exchangeable shareholder. The trustee will exercise (either by proxy, in person or by consent) each vote attached to the share of Spinco special voting stock only as directed by the relevant exchangeable shareholder and, in the absence of instructions from an exchangeable shareholder as to voting, will not exercise those votes.

An exchangeable shareholder may, upon instructing the trustee, obtain a proxy from the trustee entitling the exchangeable shareholder to vote directly at the meeting the votes attached to the share of Spinco special voting stock to which the exchangeable shareholder is entitled.

The trustee will use reasonable efforts to forward to the holders of exchangeable shares the notice of each meeting at which the holders of shares of common stock of Spinco are entitled to vote, together with the related meeting materials and a statement as to the manner in which the holder may instruct the trustee to exercise the votes attaching to the share of Spinco special voting stock, on the same day as Spinco mails or otherwise communicates the notice and materials to the holders of shares of common stock of Spinco.

The trustee will also send to the holders of exchangeable shares copies of proxy materials, all information statements, interim and annual financial statements, reports and other materials sent by Spinco to the holders of shares of common stock of Spinco at the same time as the materials are sent to Spinco stockholders. The trustee will also send to the holders of exchangeable shares all materials sent by third parties to the holders of shares of common stock of Spinco (if received or known to have been received by Spinco), including dissident proxy circulars and tender and exchange offer circulars, as soon as reasonably practicable after the materials are delivered to the trustee.

Dividend Rights.    If you become a holder of exchangeable shares, then you will be entitled to receive, subject to applicable law, dividends as follows:

•	in the case of a cash dividend declared on a share of common stock of Spinco, an amount in cash for each exchangeable share corresponding to the cash dividend declared on each share of common stock of Spinco in U.S. dollars or in an equivalent amount in Canadian dollars;

•	in the case of a stock dividend declared on a share of common stock of Spinco to be paid in shares of common stock of Spinco, the number of exchangeable shares that is equal to the number of shares of common stock of Spinco to be paid on each share of common stock of Spinco; or

•	in the case of a dividend declared on a share of common stock of Spinco in any other type of property, the type and amount of property as is the same as or is economically equivalent as determined by Newco Canada Exchangeco’s board of directors to the type and amount of property declared as a dividend on each share of common stock of Spinco.

The record date and payment date for dividends on the exchangeable shares will be the same as the relevant record date and payment date for the dividends on the shares of common stock of Spinco.

Withholding Rights.    Each of Spinco, Newco Canada Exchangeco, Newco Canada and the trustee under the voting and exchange trust agreement will be entitled to deduct and withhold from any dividends or consideration otherwise payable to you, as a holder of exchangeable shares, any amount: (a) required to be deducted or withheld under the Income Tax Act (Canada), the U.S. Internal Revenue Code of 1986, as amended, or any provision of provincial, state, local or foreign tax law; or (b) required or permitted to be withheld under Section 116 of the Income Tax Act (Canada) or any corresponding provision of provincial law. To the extent that amounts are so withheld, such amounts shall be treated for all purposes as having been paid to you. To the extent that the amount so required or permitted to be deducted or withheld from any payment to you exceeds the cash portion of the amount otherwise payable to you, Spinco, Newco Canada Exchangeco, Newco Canada and the

trustee are authorized to sell or otherwise dispose of a portion of the consideration as is necessary to provide sufficient funds to Spinco, Newco Canada Exchangeco, Newco Canada or the trustee, as the case may be, to enable it to comply with the deduction or withholding requirement. Spinco, Newco Canada Exchangeco, Newco Canada or the trustee must notify you of the sale and remit to you any unapplied balance of the net proceeds of that sale.

Liquidation Rights with Respect to Newco Canada Exchangeco.    In the event of the liquidation, dissolution or winding-up of Newco Canada Exchangeco or any other distribution of the assets of Newco Canada Exchangeco for the purpose of winding up its affairs, you will have, subject to applicable law and Newco Canada’s overriding liquidation call right, preferential rights to receive from Newco Canada Exchangeco for each exchangeable share you hold, a share of common stock of Spinco, plus, provided that you hold the exchangeable share on the applicable dividend record date, the amount of all declared and unpaid dividends, if any, on that exchangeable share, less any amount on account of tax required to be deducted or withheld. Upon the occurrence of a liquidation, dissolution or winding-up, Newco Canada will have an overriding liquidation call right to purchase all of the outstanding exchangeable shares (other than exchangeable shares held by a subsidiary of Spinco) from you on the liquidation date for the same consideration per share.

Upon the occurrence and during the continuance of an “insolvency event” (as defined in the following paragraph), you will be entitled to instruct the trustee under the voting and exchange trust agreement to exercise the right to require Newco Canada to purchase any or all of the exchangeable shares you hold (the “exchange right”). As soon as practicable following the occurrence of an insolvency event or any event which may, with the passage of time and/or the giving of notice, become an insolvency event, Newco Canada Exchangeco and Spinco must, under the voting and exchange trust agreement, give written notice to the trustee. As soon as practicable after receiving notice or upon the trustee becoming aware of the insolvency event, the trustee will notify you of the insolvency event and will advise you of your rights with respect to the exchange right. The purchase price payable by Newco Canada for each exchangeable share purchased under the exchange right will be equal to one share of common stock of Spinco plus (provided that you hold the exchangeable share on the applicable dividend record date) an amount in cash equal to any declared and unpaid dividends on that exchangeable share, less any amount on account of tax required to be deducted or withheld.

An “insolvency event” means:

•	the institution by Newco Canada Exchangeco of any proceeding to be adjudicated a bankrupt or insolvent or to be wound up, or the consent of Newco Canada Exchangeco to the institution of bankruptcy, insolvency or winding-up proceedings against it;

•	the filing of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, including the Companies Creditors’ Arrangement Act (Canada) and the Bankruptcy and Insolvency Act (Canada), and Newco Canada Exchangeco’s failure to contest in good faith the proceedings commenced in respect of Newco Canada Exchangeco within 30 days of becoming aware of the proceedings, or the consent by Newco Canada Exchangeco to the filing of the petition or to the appointment of a receiver;

•	the making by Newco Canada Exchangeco of a general assignment for the benefit of creditors, or the admission in writing by Newco Canada Exchangeco of its inability to pay its debts generally as they come due; or

•	Newco Canada Exchangeco not being permitted, under solvency requirements of applicable law, to redeem any retracted exchangeable shares under the exchangeable share conditions.

In addition, if, as a result of solvency requirements of applicable law, Newco Canada Exchangeco is not permitted to redeem all exchangeable shares identified in a retraction request, and Newco Canada has not exercised its retraction call right, then the retraction request will constitute notice from you to the trustee to exercise your exchange right under the voting and exchange trust agreement and the trustee, on your behalf, will require Newco Canada to purchase any exchangeable shares on the retraction date set forth in the retraction request.

Liquidation Rights with Respect to Spinco.    In order for the holders of exchangeable shares to participate on a pro rata basis with the holders of shares of common stock of Spinco, on the fifth business day prior to the effective date of a Spinco liquidation event (which is a specified event relating to the voluntary or involuntary liquidation, dissolution, winding-up or other distribution of the assets of Spinco among its shareholders for the purpose of winding up its affairs), each exchangeable share (other than those held by Spinco and its subsidiaries) will automatically be exchanged for a share of common stock of Spinco plus (provided that you hold the exchangeable share on the applicable dividend record date) an amount in cash equal to any declared and unpaid dividends on that exchangeable share, less any amount on account of tax required to be deducted or withheld. Upon your request and surrender of exchangeable share certificates, if any, duly endorsed in blank and accompanied by those instruments of transfer that Newco Canada may reasonably require, Newco Canada will deliver to you an equivalent number of shares of common stock of Spinco (which delivery will be in book-entry form through the direct registration system), plus on the payment date therefor, a cheque for the amount of those dividends, if any, on the exchangeable shares exchanged by you under the automatic exchange right, less any amount withheld on account of tax.

Ranking

The exchangeable shares shall be entitled to a preference over the Newco Canada Exchangeco common shares and any other shares ranking junior to the exchangeable shares but shall rank junior to the preference shares of Newco Canada Exchangeco, with respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of Newco Canada Exchangeco, whether voluntary or involuntary, or any other distribution of the assets of Newco Canada Exchangeco, among its shareholders for the purpose of winding up its affairs.

Restrictions on Newco Canada Exchangeco

So long as any exchangeable shares are outstanding, Newco Canada Exchangeco may not take the following actions without the approval of the holders of exchangeable shares:

•	pay any dividends on the Newco Canada Exchangeco common shares or any other shares ranking junior to the exchangeable shares, other than stock dividends payable in Newco Canada Exchangeco common shares or any other shares ranking junior to the exchangeable shares, as the case may be;

•	redeem or purchase or make any capital distribution in respect of Newco Canada Exchangeco common shares or any other shares ranking junior to the exchangeable shares;

•	redeem or purchase any other Newco Canada Exchangeco shares ranking equally with the exchangeable shares with respect to the payment of dividends or on any liquidation distribution; or

•	issue any exchangeable shares or any other shares of Newco Canada Exchangeco ranking equally with, or superior to, the exchangeable shares, other than by way of stock dividends to the holders of the exchangeable shares.

These restrictions will not apply if the dividends on the outstanding exchangeable shares corresponding to dividends declared and paid on the shares of common stock of Spinco have been declared and paid on the exchangeable shares.

Amendment and Approval

The rights, privileges, restrictions and conditions attaching to the exchangeable shares may be added to, changed or removed only with the approval of the holders of the exchangeable shares. Any approval or consent to be given by the holders of the exchangeable shares will be deemed to have been sufficiently given if given in accordance with applicable law subject to a minimum requirement that the approval be evidenced by a resolution passed by not less than 66 2/3% of the votes cast on that resolution at a meeting of the holders of exchangeable shares duly called and held at which a quorum of holders of at least 25% of the then outstanding exchangeable shares are present or represented by proxy. In the event that no quorum is present at that meeting within one-half hour after the time appointed for the meeting, then the meeting will be adjourned to the place and time (not less than five days later) as may be designated by the chairman of the meeting. At that adjourned meeting, the holders of exchangeable shares present or represented by proxy may transact the business for which the meeting was originally called and a resolution passed at the meeting by the affirmative vote of not less than 66 2/3% of the votes cast on the resolution will constitute the approval or consent of the holders of exchangeable shares.

Exchangeable Share Support Agreement

This section of the document describes the material provisions of the exchangeable share support agreement but does not purport to describe all of the terms of this agreement. The following summary is qualified in its entirety by reference to the complete text of the exchangeable share support agreement, which is attached as Annex “F” to this document and is incorporated into this document by reference. Domtar urges you to read the full text of the exchangeable share support agreement. The exchangeable share support agreement will be entered into at the Effective Time of the Arrangement and provide that for so long as any exchangeable shares (other than exchangeable shares owned by Spinco or its subsidiaries) remain outstanding:

•	Spinco will not declare or pay dividends on the shares of common stock of Spinco unless Newco Canada Exchangeco is able to declare or pay and simultaneously declares or pays, as the case may be, an equivalent dividend on the exchangeable shares,

•	Spinco will advise Newco Canada Exchangeco sufficiently in advance of the declaration of any dividend on the common stock of Spinco and take all action reasonably necessary, in cooperation with Newco Canada Exchangeco, to ensure that the respective declaration date, record date and payment date for dividends on the exchangeable shares are the same as that for the corresponding dividend on the common stock of Spinco,

•	Spinco will ensure that the record date for any dividend declared on the common stock of Spinco is not less than 10 business days after the declaration date of that dividend;

•	Spinco will take all actions and do all things reasonably necessary or desirable to enable and permit Newco Canada Exchangeco, in accordance with applicable law, to pay and otherwise perform its obligations arising upon the liquidation, dissolution or winding-up or any other distribution of the assets of Newco Canada Exchangeco among its shareholders for the purpose of winding-up its affairs or in the event of a retraction request by a holder of exchangeable shares or a redemption of exchangeable shares on the redemption date, as the case may be, including all actions and things that are necessary or desirable to enable and permit Newco Canada Exchangeco to deliver shares of common stock of Spinco to the holders of exchangeable shares and cash in respect of declared and unpaid dividends where obligated to do so;

•	Spinco, Newco and Newco Holding will take all actions and do all things reasonably necessary or desirable to enable and permit Newco Canada, in accordance with applicable law, to perform its obligations arising upon the exercise by it of its overriding call rights, including all actions and things as are necessary or desirable to enable Newco Canada to deliver common stock of Spinco to the holders of exchangeable shares and cash in respect of declared and unpaid dividends where obligated to do so; and

•	Spinco will not, and will ensure that Newco Canada will not, take any action relating to a voluntary liquidation, dissolution or winding-up of Newco Canada Exchangeco or its successors or Newco Canada or its successors, as the case may be.

The exchangeable share support agreement will provide that Spinco will take all necessary or desirable actions to ensure that the shares of common stock of Spinco delivered for exchangeable shares will be freely tradable, including, if necessary, registering the shares of common stock of Spinco under applicable securities laws and listing or quoting the shares of common stock of Spinco for trading on all stock exchanges and quotation systems where the outstanding shares of common stock of Spinco are then listed and quoted.

The exchangeable share support agreement will also provide that, so long as any exchangeable shares (other than those held by Spinco or its subsidiaries) are outstanding, Spinco will not, without the prior approval of Newco Canada Exchangeco and the holders of exchangeable shares:

•	issue or distribute to all or substantially all the holders of shares of common stock of Spinco:

–	shares of common stock of Spinco (or securities exchangeable for or convertible into or carrying rights to acquire shares of common stock of Spinco) by way of a distribution (other than to holders of shares of common stock of Spinco who exercise an option to receive those securities in lieu of receiving a cash dividend);

–	rights, options or warrants to subscribe for or purchase any shares of common stock of Spinco (or securities exchangeable for or convertible into or carrying rights to acquire shares of common stock of Spinco);

–	other securities of Spinco (other than shares convertible into or exchangeable for or carrying the rights to acquire shares of common stock of Spinco);

–	rights, options or warrants (other than as referred to above);

–	evidences of indebtedness;

–	assets of Spinco;

•	subdivide, redivide or change the then outstanding shares of common stock of Spinco into a greater number of shares of common stock of Spinco;

•	reduce, combine, consolidate or change the then outstanding shares of common stock of Spinco into a lesser number of such shares; or

•	reclassify or otherwise change the shares of common stock of Spinco or effect an amalgamation, merger, reorganization or other transaction affecting shares of common stock of Spinco,

unless the same or an economically equivalent distribution or change, as the case may be, to or in the rights of the holders of, the exchangeable shares is made simultaneously. Spinco will ensure that the record date for any of the foregoing events (or the effective date if there is no record date) is not less than five business days after the date that Spinco announces the event. The board of directors of Newco Canada Exchangeco will determine, in good faith and in its sole discretion, “economic equivalence” for these purposes, and its determination, based upon the factors specified in the exchangeable share support agreement, will be conclusive and binding.

Under the exchangeable share support agreement, so long as any exchangeable shares (other than those held by Spinco or its subsidiaries) are outstanding, if any tender or share exchange offer, issuer bid, takeover bid or similar transaction with respect to common stock of Spinco is proposed by Spinco or is proposed to Spinco or its shareholders, and is recommended by the board of directors of Spinco, or is otherwise effected or to be effected with the consent or the approval of the board of directors of Spinco, and the exchangeable shares are not redeemed by Newco Canada Exchangeco or purchased by Newco Canada, Spinco will use its reasonable efforts expeditiously and in good faith to enable and permit holders of the exchangeable shares to participate in the transaction to the same extent on an economically equivalent basis as the holders of common stock of Spinco, without discrimination. In addition, Spinco will use its reasonable efforts expeditiously and in good faith to ensure that holders of the exchangeable shares may participate without being required to redeem their exchangeable shares (or, if so required, to ensure that any such redemption will be effective only upon, and will be conditional upon, the closing of such offer and only to the extent necessary to tender or deposit to such offer).

In addition, subject to limited exceptions, Spinco will not consummate any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of a merger, of the continuing corporation unless the rights of the holders of exchangeable shares are substantially preserved and not impaired in any material respect.

Spinco will also agree that without the prior approval of Newco Canada Exchangeco and the holders of the exchangeable shares so long as any exchangeable shares are owned by any person other than Spinco or its subsidiaries, Spinco will remain the direct or indirect owner of all of the outstanding voting shares of Newco Canada Exchangeco and Newco Canada.

Spinco will agree under the exchangeable share support agreement not to exercise any voting rights attached to the exchangeable shares owned by it or any of its subsidiaries on any matter considered at meetings of holders of exchangeable shares. Spinco will also agree to use its reasonable best efforts to maintain a listing of the exchangeable shares on a Canadian stock exchange, so long as any exchangeable shares are owned by any person other than Spinco or its subsidiaries.

Newco Canada Exchangeco is required to notify Spinco and Newco Canada of the occurrence of certain events, such as the liquidation, dissolution or winding-up of Newco Canada Exchangeco, and Newco Canada Exchangeco’s receipt of a retraction request from a holder of exchangeable shares.

With the exception of administrative changes for the purpose of adding covenants that are not prejudicial to the rights and interests of the holders of exchangeable shares, making certain necessary amendments or curing ambiguities or clerical errors (in each case provided that the board of directors of each of Spinco, Newco Canada Exchangeco and Newco Canada are of the opinion that the amendments are not prejudicial to the rights or interests of the holders of exchangeable shares), the exchangeable share support agreement may not be amended without the approval of the holders of exchangeable shares as set forth under “– Description of Exchangeable Shares of Newco Canada Exchangeco – Amendment and Approval”.

Description of Certain Other Classes of Newco Canada Exchangeco Share Capital

The following is a summary of material provisions of certain classes of Newco Canada Exchangeco’s share capital other than the exchangeable share provisions described above.

Common Shares

Subject to the rights, privileges, restrictions and conditions attaching to the preference shares of Newco Canada Exchangeco, the exchangeable shares and any other class or series of shares of the Newco Canada Exchangeco, the holders of the common shares of Newco Canada Exchangeco shall be entitled to receive dividends thereon, if, as and when declared by the board of directors of Newco Canada Exchangeco, as the board of directors of Newco Canada Exchangeco may from time to time determine.

Each holder of common shares of Newco Canada Exchangeco shall be entitled to receive notice of and to attend all meetings of shareholders of Newco Canada Exchangeco and to vote thereat, except meetings at which only holders of a specified class of shares (other than common shares) or specified series of shares are entitled to vote. Each holder of common shares of Newco Canada Exchangeco shall be entitled to one vote in respect of each common share held by such holder.

Subject to the rights, privileges, restrictions and conditions attaching to the preference shares of Newco Canada Exchangeco, the exchangeable shares and any other class or series of shares of Newco Canada Exchangeco, the holders of the common shares of Newco Canada Exchangeco shall be entitled to receive equally, share for share, the remaining property of Newco Canada Exchangeco on the liquidation, dissolution or winding-up of Newco Canada Exchangeco, whether voluntary or involuntary or any other distribution of the assets of Newco Canada Exchangeco among its shareholders for the purpose of winding up its affairs.

Non-Voting Preference Shares

Newco Canada Exchangeco’s outstanding share capital will also include $1 million of non-voting Class C preference shares (the “Class C preference shares”). Subject to the provisions of the Business Corporations Act (British Columbia), the holders of Class C preference shares, in priority to the exchangeable shares, the common shares of Newco Canada Exchangeco and any other shares ranking junior to the Class C preference shares, are entitled to receive, and Newco Canada Exchangeco shall pay to such holders, as and when declared by the board of directors of Newco Canada Exchangeco out of the moneys of Newco Canada Exchangeco properly applicable to the payment of dividends, preferential fixed cumulative dividends in an amount to be established by the board of directors of Newco Canada Exchangeco prior to the date such shares are first issued, such amount not to exceed Cdn.$1.20 per Class C preference share in each fiscal year of Newco Canada Exchangeco, payable in semi-annual instalments on the last day of June and December of each year.

The Class C preference shares are subject to mandatory redemption by Newco Canada Exchangeco seven years following the date of issuance upon payment of, and on liquidation, dissolution or winding-up of Newco Canada Exchangeco the holders of the Class C preference shares are entitled to receive, an amount per share equal to Cdn.$10.00 plus any unpaid dividends, whether declared or undeclared, which shall have accrued thereon.

Transfer Agent

The transfer agent and registrar for the exchangeable shares will be Computershare Trust Company of Canada at its offices in 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.

Listing

An application has been made to the Toronto Stock Exchange to list the exchangeable shares of Newco Canada Exchangeco under the symbol “UFX’’.

INFORMATION CONCERNING OFFERCO

Offerco

Offerco is a corporation incorporated under the Canada Business Corporation Act in January 2007 for the purpose of implementing the combination. To date, Offerco has not carried out, and following the consummation of the Transactions, will not carry on, any business except in connection with its role as a participant in the Arrangement. Offerco is a wholly-owned subsidiary of Newco Canada Exchangeco and its registered office is located at 395 de Maisonneuve Blvd. West, Montréal, Québec, Canada H3A 1L6.

Description of Offerco Share Capital

The following is a summary of material provisions of Offerco’s share capital.

Class A Common Shares and Class B Common Shares

Subject to the rights, privileges, restrictions and conditions attaching to any class or series of shares of Offerco from time to time outstanding, the holders of the Class A common shares and the Class B common shares shall participate equally with each other as to dividends and Offerco shall pay dividends thereon, if, as and when declared by the board of directors of Offerco, in equal amounts per share and at the same time on all such Class A common shares and Class B common shares at the time outstanding as the board of directors of Offerco may from time to time determine, without preference or distinction. However, only the holders of Class A common shares shall be entitled to receive stock dividends on such shares and the holders of Class B common shares shall not be entitled to receive stock dividends.

The Class A common shares and the Class B common shares shall each entitle the holder thereof to one vote per Class A common share and one vote per Class B common share at all meetings, except meetings at which only registered holders of another specified class or series of shares are entitled to vote.

Subject to the rights, privileges, restrictions and conditions attaching to any class or series of shares of Offerco from time to time outstanding, the holders of the Class A common shares and the Class B common shares shall have the right to receive equally, share for share, the remaining property of Offerco on the liquidation, dissolution or winding-up of Offerco, whether voluntary or involuntary or any other distribution of the assets of Offerco among its shareholders for the purpose of winding up its affairs.

Listing

An application has been made to the Toronto Stock Exchange to list the Class B common shares of Offerco. The Class B common shares will be listed and posted for trading throughout the time that they are issued and outstanding. Such shares, upon their issuance, will be immediately transferred to Newco Canada Exchangeco for common stock of Spinco or exchangeable shares of Newco Canada Exchangeco under the Arrangement. The Class B common shares of Offerco transferred to Newco Canada Exchangeco under the Arrangement will be converted into Class A common shares of Offerco at the Effective Time as part of the Arrangement. All of these Class A common shares of Offerco will be held by Newco Canada Exchangeco.

INFORMATION CONCERNING NEWCO CANADA

Newco Canada, is an unlimited liability company incorporated under the Companies Act (Nova Scotia) in January 2007 for the purpose of implementing the combination. Newco Canada will hold certain call rights related to the exchangeable shares. To date, Newco Canada has not carried on and, following the consummation of the Transactions, it will not carry on, any business except in connection with its role as a participant to the Arrangement. Newco Canada is a wholly-owned subsidiary of Newco Holding and its registered office address is Suite 900, 1959 Upper Water Street, P.O. Box 997, Halifax, Nova Scotia, B3J 2X2.

COMPARISON OF SHAREHOLDERS’ RIGHTS

Upon completion of the combination, holders of Domtar common shares will no longer be shareholders of Domtar and instead will hold shares of common stock of Spinco or exchangeable shares of Newco Canada Exchangeco that are substantially economically equivalent to the common stock of Spinco.

Canadian law and Domtar’s articles of amalgamation and bylaws govern Domtar and its relations with its holders of Domtar common shares. Delaware law and Spinco’s certificate of incorporation and bylaws will govern Spinco and its relations with its stockholders. Holders of Domtar preferred shares that do not validly exercise their dissent rights will continue to be shareholders of Domtar, which will remain governed by the Canada Business Corporations Act, its articles of amalgamation and bylaws.

Although the rights and privileges of stockholders of a Delaware corporation are, in many instances, comparable to those of shareholders of a corporation organized under the Canada Business Corporations Act, there are several differences. The following is a summary of the material differences in the rights of holders of Domtar common shares and common stock of Spinco. These differences arise from the differences between Delaware law and the Canada Business Corporations Act and between Domtar’s articles of amalgamation and bylaws and Spinco’s certificate of incorporation and bylaws. This summary is not intended to be complete and is qualified in its entirety by reference to Delaware law, the Canada Business Corporations Act and the governing corporate instruments of Domtar and Spinco.

	Domtar Shareholder Rights	Spinco Stockholder Rights

Authorized Capital Stock	An unlimited number of common shares

Immediately following the consummation of the Transactions, Spinco’s authorized capital will consist of 2,000,000,000 shares of common stock, par value $0.01 per share and one share of special voting stock, par value $0.01 per share.

2,600,000 Series A preferred shares

3,000,000 Series B preferred shares

6,000,000 Series C preferred shares

1,200,000 Series D preferred shares

1,200,000 Series E preferred shares

1,200,000 Series F preferred shares

512,916 $1 cumulative redeemable preference shares

There will be a sufficient number of preferred shares, par value of U.S.$0.01, to permit exercise in full of all outstanding rights under the rights agreement. See “Description of Spinco’s Capital Stock”.

Dividends

Domtar’s articles of amalgamation provide that holders of Domtar Series A preferred shares are entitled to receive a quarterly dividend of Cdn.$0.56 per share and holders of Domtar Series B preferred shares are entitled to receive a quarterly dividend equal to Cdn.$25.00 per share multiplied by one quarter of 72% of the average prime rate of the preceding quarterly period, which rank equally with respect to dividends, but prior to the Domtar common shares.

Domtar has historically paid regular quarterly dividends on the outstanding

Spinco does not intend to pay dividends for the foreseeable future. See “The Transactions – Dividend Policy”.

	Domtar Shareholder Rights	Spinco Stockholder Rights

Series A and Series B preferred shares. Cash dividends on common shares were paid between January 1996 and October 2005. Prior to April 2003, Domtar’s dividend policy was to pay out a dividend of $0.035 per share quarterly. Thereafter, Domtar’s dividend policy was to pay out a dividend of $0.06 per share quarterly. In October 2005, Domtar announced the suspension of its common share dividend.

Sources of Dividends	Under the Canada Business Corporations Act, dividends may be declared at the discretion of the board of directors. Domtar may pay dividends unless there are reasonable grounds for believing that (a) Domtar is, or would after the payment be, unable to pay its liabilities as they become due; or (b) the realizable value of Domtar’s assets would, as a result of the dividend, be less than the aggregate of its liabilities and stated capital of all classes of shares.	Under Delaware law, Spinco’s board of directors (the “Spinco board”) may not authorize payment of a dividend unless it is either paid out of a surplus, as calculated in accordance with Delaware law, or, if Spinco does not have a surplus, it is paid out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

Vote Required for Certain Transactions

Under the Canada Business Corporations Act, certain extraordinary corporate actions, such as amalgamations (other than with certain affiliated corporations), continuances and sales, leases or exchanges of all, or substantially all, of the property of a corporation other than in the ordinary course of business, and other extraordinary corporate actions such as liquidations, dissolutions and (if ordered by a court) arrangements, are required to be approved by “special resolution”.

A “special resolution” is a resolution passed by not less than two-thirds of the votes cast by the shareholders who voted in respect of the resolution or signed by all shareholders entitled to vote on the resolution.

In specified cases, a special resolution to approve an extraordinary corporate action is also required to be approved separately by the holders of a class or series of shares, including in certain cases a class or series of shares not otherwise carrying voting rights.

In specified extraordinary corporate actions, all shares have a vote, whether or not they

Under Delaware law, the affirmative vote of a majority of the outstanding stock entitled to vote is required for:

(a)    mergers;

(b)    consolidations;

(c)    dissolutions and revocations of dissolutions; and

(d)    sales of all or substantially all of the assets of the corporation.

However, unless the certificate of incorporation requires otherwise, no vote will be required in connection with a merger where either:

(a)    the corporation’s certificate of incorporation is not amended, the shares of stock of the corporation remain outstanding and the common stock of the corporation issued in the merger does not exceed 20% of the previously outstanding common stock; or

(b)    the merger is with a wholly-owned subsidiary of the corporation for the

	Domtar Shareholder Rights	Spinco Stockholder Rights

generally vote and, in certain cases, have separate class votes.

purpose of forming a holding company and, among other things, the certificate of incorporation and bylaws of the holding company immediately following the merger will be identical to the certificate of incorporation and bylaws of the corporation prior to the merger.

Amendment of Certificate of Incorporation	Under the Canada Business Corporations Act, an amendment to the articles of incorporation/amalgamation generally requires approval by special resolution of the voting shares. Specified amendments may also require the approval of other classes of shares. If the amendment is of a nature affecting a particular class or series in a manner requiring a separate class or series vote, that class or series is entitled to vote on the amendment whether or not it otherwise carries the right to vote.

Under Delaware law, a proposed amendment to a corporation’s certificate of incorporation usually requires approval by its board of directors and an affirmative vote of a majority of the outstanding stock entitled to vote on the amendment. Spinco’s certificate of incorporation, however, requires the affirmative vote of at least 75% of the voting power of all of the shares of Spinco entitled to vote generally in the election of directors (the “Spinco voting stock”) then outstanding, voting together as a single class, to adopt any provision inconsistent with, alter, amend or repeal provisions relating to the following matters

(a)     stockholder action;

(b)    Spinco board, including provisions related to the number and terms, election and removal of directors and the filling of vacancies on the board of directors;

(c)     the amendment of Spinco’s bylaws; or

(d)    the amendment of the sentence of Spinco’s certificate of incorporation setting out provisions (a), (b) and (c) above.

Amendment of Bylaws	The Domtar board of directors may, by resolution, make, amend or repeal any bylaw that regulates the business or affairs of the corporation. Where the directors make, amend or repeal a bylaw, they are required under the Canada Business Corporations Act to submit that action to the shareholders at the next meeting of shareholders, and the shareholders may confirm, reject or amend that action by simple majority, or ordinary resolution. If the action is rejected by shareholders, or the directors of a corporation do not submit the action to the shareholders at the next

Delaware law provides that the stockholders entitled to vote have the power to adopt, amend or repeal bylaws. A corporation may also confer, in its certificate of incorporation, that power upon the board of directors.

Spinco’s certificate of incorporation and bylaws provide that bylaws may be adopted, altered, amended or repealed (a) by the affirmative vote of a majority of the total number of directors Spinco would have if there were no vacancies (such total number comprising the “whole Spinco

	Domtar Shareholder Rights	Spinco Stockholder Rights

meeting of shareholders, the action will cease to be effective, and no subsequent resolution of the directors to make, amend or repeal a bylaw having substantially the same purpose or effect will be effective until it is confirmed.

board”); or (b) by the affirmative vote of the holders of at least 75% of the voting power of all Spinco voting stock then outstanding, voting together as a single class. Notwithstanding the foregoing, either (a) the affirmative vote of 75% of the whole Spinco board or (b) the affirmative vote of the holders of at least 75% of all Spinco voting stock then outstanding, voting together as a single class, will be required to alter, amend or repeal certain provisions relating to the following matters:

(i)     committees of Spinco board; or

(ii)    the (A) election of the chairman of Spinco board and (B) the designation, powers, election and terms of the elected officers of Spinco.

Dissent or Dissenters’ Appraisal Rights

The Canada Business Corporations Act provides that shareholders of a corporation are entitled to exercise dissent rights and to be paid the fair value of their shares in connection with specified matters, including:

(a)    any amalgamation with another corporation (other than with certain affiliated corporations);

(b)    an amendment to the corporation’s articles to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of the class in respect of which a shareholder is dissenting;

(c)    an amendment to the corporation’s articles to add, change or remove any restriction upon the business or businesses that the corporation may carry on;

(d)    a continuance under the laws of another jurisdiction;

(e)    a sale, lease or exchange of all, or substantially all, the property of the corporation other than in the ordinary course of business;

(f)     a court order permitting a shareholder to dissent in connection with an application to the court for an order

Delaware law provides that a holder of shares of any class or series has the right, in specified circumstances, to dissent from a merger or consolidation by demanding payment in cash for the stockholder’s shares equal to the fair value of those shares, as determined by the Delaware Chancery Court in an action timely brought by the corporation or a dissenting stockholder. Delaware law grants these appraisal rights only in the case of mergers or consolidations and not in the case of a sale or transfer of assets or a purchase of assets for stock. Further, no appraisal rights are available for shares of any class or series that are listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 stockholders, unless the agreement of merger or consolidation requires the holders to accept for their shares anything other than:

(a)    shares of stock of the surviving corporation;

(b)    shares of stock of another corporation that are either listed on a national securities exchange or designated as a national market system security on an

	Domtar Shareholder Rights	Spinco Stockholder Rights

approving an Arrangement proposed by the corporation;

(g)    the carrying out of a going-private transaction; and

(h)    certain amendments to the articles of a corporation which require a separate class or series vote by a holder of shares of any class or series.

However, a shareholder is not entitled to dissent if an amendment to the articles is effected by a court order approving a reorganization or by a court order made in connection with an action for an oppression remedy.

interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 stockholders;

(c)    cash in lieu of fractional shares of the stock described in the two preceding clauses; or

(d)    any combination of the above.

In addition, appraisal rights are not available to holders of shares of the surviving corporation in specified mergers that do not require the vote of the stockholders of the surviving corporation.

Oppression Remedy

The Canada Business Corporations Act provides an oppression remedy that enables a court to make any order, whether interim or final, to rectify matters that are oppressive or unfairly prejudicial to or that unfairly disregard the interests of any securityholder, creditor, director or officer of the corporation if an application is made to a court by a “complainant”.

A “complainant” with respect to a corporation means any of the following:

(a)    present or former registered holder or beneficial owner of securities of the corporation or any of its affiliates;

(b)    a present or former officer or director of the corporation or any of its affiliates;

(c)    the director appointed under the Canada Business Corporations Act; and

(d)    any other person who in the discretion of the court is a proper person to make the application.

The oppression remedy provides the court with very broad and flexible powers to intervene in corporate affairs to protect shareholders and other complainants. While conduct that is in breach of fiduciary duties of directors or that is contrary to the legal right of a complainant will normally trigger the court’s jurisdiction under the oppression

Delaware law does not provide for a similar remedy.

	Domtar Shareholder Rights	Spinco Stockholder Rights

remedy, the exercise of that jurisdiction does not depend on a finding of a breach of those legal and equitable rights. Furthermore, the court may order a corporation to pay the interim expenses of a complainant seeking an oppression remedy, but the complainant may be held accountable for interim costs on final disposition of the complaint (as in the case of a derivative action as described in “– Shareholder Derivative Actions” below).

Shareholder Derivative Actions

A Domtar shareholder may apply to a Canadian court for leave to bring an action in the name of, and on behalf of, Domtar or any subsidiary, or to intervene in an existing action to which Domtar or any of its subsidiaries is a party, for the purpose of prosecuting, defending or discontinuing an action on behalf of Domtar or its subsidiary. Under the Canada Business Corporations Act, no action may be brought and no intervention in an action may be made unless a court is satisfied that:

(a)    the shareholder has given required notice to the directors of Domtar or the subsidiary of the shareholder’s intention to apply to the court if the directors do not bring, diligently prosecute or defend or discontinue the action;

(b)    the shareholder is acting in good faith; and

(c)    it appears to be in the interests of Domtar or the relevant subsidiary that the action be brought, prosecuted, defended or discontinued.

Under the Canada Business Corporations Act, the court in a derivative action may make any order it thinks fit. In addition, under the Canada Business Corporations Act, a court may order Domtar or its relevant subsidiary to pay the shareholder’s interim costs, including reasonable legal fees and disbursements. Although the shareholder may be held accountable for the interim costs on final disposition of the complaint, the shareholder is not required to give security for costs in a derivative action.

Under Delaware law, Spinco stockholders may bring derivative actions on behalf of, and for the benefit of, Spinco. The plaintiff in a derivative action on behalf of Spinco either must be or have been a stockholder of Spinco at the time of the transaction or must be a stockholder who became a stockholder by operation of law in the transaction regarding which the stockholder complains. A stockholder may not sue derivatively on behalf of Spinco unless the stockholder first makes demand on Spinco that it bring suit and the demand is refused, unless it is shown that making the demand would have been a futile act.

	Domtar Shareholder Rights	Spinco Stockholder Rights

Director Qualifications

Generally, at least 25% of the directors of a Canada Business Corporations Act corporation must be resident Canadians. The Canada Business Corporations Act requires that a corporation whose securities are publicly traded have not fewer than three directors, at least two of whom are not officers or employees of the corporation or its affiliates.

Furthermore, under the Canada Business Corporations Act, no business may be transacted at a meeting of the board of directors unless 25% of the directors present are resident Canadians.

Delaware law does not have director residency requirements comparable to those of the Canada Business Corporations Act. Delaware law permits a corporation to prescribe qualifications for directors under its certificate of incorporation or bylaws.

Neither Spinco’s certificate of incorporation nor its bylaws prescribe citizenship or residency qualifications for its directors.

Number of Directors	Domtar’s articles of amalgamation and bylaws state that the minimum number of directors is 3 and the maximum number of directors is 21. The actual number of directors, within that range, is determined by the board of directors from time to time. The Canada Business Corporations Act provides that any amendment to increase or decrease this minimum or maximum number of directors requires the approval of shareholders of Domtar by special resolution.

Delaware law provides that a corporation’s board of directors must consist of one or more members and that the number of directors will be fixed by, or in the manner provided in, the corporation’s bylaws, or the certificate of incorporation.

Spinco’s certificate of incorporation provides that the number of directors on Spinco’s board will not be less than three. The exact number will be fixed from time to time by a resolution adopted by a majority of the whole Spinco board. Immediately following the consummation of the Transactions, Spinco board will be comprised of thirteen directors.

Spinco board is divided into three classes, as nearly equal in number as possible, with the term of office of one class expiring each year.

The composition of the board of directors following the transactions are described in “Spinco’s Board of Directors and Management Following the Transactions – Spinco’s Board of Directors”.

Removal of Directors

Under the Canada Business Corporations Act, unless the articles of a corporation provide for cumulative voting (which is not the case for Domtar), shareholders of the corporation may, by ordinary resolution passed at a Domtar special meeting, remove any director or directors from office. If holders of a class or series of shares have the exclusive right to elect one or more

Delaware law generally provides that any director may be removed, with or without cause, by the affirmative vote of a majority of the shares then entitled to vote at an election of directors, except in the case of a corporation that has a classified board of directors or which has cumulative voting in elections of directors (which will not be the case for Spinco).

	Domtar Shareholder Rights	Spinco Stockholder Rights

directors, a director elected by them may only be removed by an ordinary resolution at a meeting of the shareholders of that class or series.

The Canada Business Corporations Act provides that directors of Domtar will be elected yearly at the annual meeting of shareholders and will hold office until the next annual meeting of shareholders or until their respective successors are elected or appointed. Each director then in office will retire, but will be eligible for re-election.

Spinco’s certificate of incorporation provides that directors may be removed from office only for cause and only by the affirmative vote of the holders of at least 75% of the voting power of Spinco’s voting stock then outstanding, voting together as a single class.

Filling Vacancies on the Board of Directors

Under the Canada Business Corporations Act, a vacancy among directors created by the removal of a director by shareholders may be filled at a meeting of shareholders at which the director is removed. In addition, the Canada Business Corporations Act allows a vacancy on the board of directors to be filled by a quorum of directors, except for the case when the vacancy results from an increase in the number or minimum or maximum number of directors or from a failure to elect the number or minimum number of directors required by Domtar’s articles of amalgamation. The Canada Business Corporations Act and Domtar’s articles of amalgamation authorize the board of directors to appoint one or more additional directors, who will hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one-third of the number of directors elected at the previous annual meeting of shareholders and those additional directors may hold office for a term expiring not later than the close of the next annual meeting of shareholders.

Where holders of a class of shares have an exclusive right to elect one or more directors and a vacancy occurs among the directors, only the remaining directors or the stockholders of that class may fill the vacancy.

Spinco’s certificate of incorporation provides that newly created directorships resulting from any increase in the number of Spinco directors and any vacancies on Spinco’s board of directors resulting from death, resignation, disqualification, removal or other cause will be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the board of directors, and not by Spinco stockholders.

Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director’s successor shall have been duly elected and qualified. No decrease in the number of directors constituting the board of directors shall shorten the term of any incumbent director.

	Domtar Shareholder Rights	Spinco Stockholder Rights

Quorum of Directors	Domtar’s bylaws provide that 3 directors constitute a quorum at any meeting of the board of directors	Spinco’s bylaws provide that, subject to certain limited exceptions, a whole number of directors equal to at least a majority of the whole board shall constitute a quorum for the transaction of business, but if at any meeting of the board of directors there shall be less than a quorum present, a majority of the directors present may adjourn the meeting from time to time without further notice.

Notice of Meeting of Shareholders	Under the Canada Business Corporations Act and Domtar’s bylaws, notice of the date, time and place of a meeting of Domtar shareholders must be given not less than 21 days nor more than 50 days prior to the meeting to each director, to the auditor and to each shareholder entitled to vote at the meeting.

Delaware law provides that, whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting stating, among other things, the place (if any), date and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called must be given 10 to 60 days before the date of the meeting to each stockholder entitled to vote at the meeting.

Spinco’s bylaws provide that notice, stating the place, day and hour of the meeting and the purpose or purposes for which the meeting is called, shall be delivered by Spinco not less than 10 nor more than 60 calendar days before the date of the meeting, whether annual or special, either personally, by mail or by other lawful means, to each stockholder of record entitled to vote at such meeting.

Record Date for Notice of Meetings of Shareholders and Shareholder Votes	Under the Canada Business Corporations Act, the directors may fix in advance a date as the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders, but the record date must not precede by more than 60 days or by less than 21 days the date on which the meeting is to be held. If no record date is fixed, the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders will be at the close of business on the day immediately preceding the day on which the notice is given or, if no notice is given, the day on which the meeting is held. If a record date is fixed, notice must be given, not less than seven days before the date so fixed by newspaper advertisement in the manner provided by the Canada Business	Delaware law provides that, for the purposes of determining the stockholders entitled to notice of and to vote at any stockholder meeting, the board of directors may fix a record date that does not precede the date upon which the resolution fixing the record date is adopted by the board of directors and that is 10 to 60 days before the date of the meeting. If no record date is fixed by the board of directors, the record date will be the close of business on the day next preceding the date on which notice of the meeting is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

	Domtar Shareholder Rights	Spinco Stockholder Rights

Corporations Act and by written notice to each stock exchange in Canada on which the shares of Domtar are listed for trading.

Proxies

The Canada Business Corporations Act provides that every Domtar shareholder entitled to vote at a meeting of shareholders may by means of a proxy appoint a person or one or more alternate persons, who need not be shareholders, to attend and act at the meeting in the manner, to the extent and with the authority conferred by the proxy. The proxy must be dated and must be executed by the shareholder or the shareholder’s attorney authorized in writing, or if the shareholder is a body corporate, by its duly authorized officer or attorney, and will cease to be valid after one year. The directors may by resolution fix a time not exceeding 48 hours, excluding Saturdays and holidays, preceding any meeting or adjourned meeting of shareholders before which time proxies to be used at that meeting must be deposited with Domtar or its agent and any period of time so fixed must be specified in the notice calling the meeting.

Spinco’s bylaws provide that at all meetings of stockholders, a stockholder may vote by proxy executed in writing (or in such manner prescribed by Delaware law) by the stockholder, or by such person’s duly authorized attorney in fact.

Advance Notice Provisions for Shareholder Nominations and Proposals

Under the Canada Business Corporations Act, proposals with respect to the nomination of candidates for election to the board of directors may be made by eligible registered or beneficial holders of shares entitled to be voted at an annual meeting of shareholders. To be eligible to submit a proposal, a shareholder must be or have the support of the registered or beneficial holders of at least 1% of the total number of outstanding voting shares of the corporation; or (b) shares whose fair market value is at least Cdn.$2,000 on the close of business on the day before the shareholder submits the proposal, and those registered or beneficial holder(s) must have held the shares for at least six months immediately prior to the submission of the proposal. Proposals for director nominations must be signed by one or more holders of shares representing not less than 5% of the shares (or shares of a class) entitled to vote at the meeting.

Spinco’s bylaws provide that a stockholder wishing to nominate a director or properly bring other business before an annual meeting must deliver written notice of nomination or business to the secretary of Spinco at the principal executive offices of Spinco no later than 90 days, and no earlier than 120 days, prior to the first anniversary of the prior year’s annual meeting. The notice must include (a) certain information about each person whom the stockholder proposes to nominate for election or reelection as a director, (b) a brief description of any business the stockholder desires to bring before the meeting, including the text of the proposal, and the reasons for conducting the business at the annual meeting, and (c) certain information concerning the stockholder submitting the proposal.

	Domtar Shareholder Rights	Spinco Stockholder Rights

The foregoing provisions do not preclude nominations made at meetings of shareholders.

Quorum of Shareholders	Under Domtar’s bylaws, the holders in person or represented by proxy of not less than 25% of the outstanding shares entitled to vote on a matter at the meeting constitute a quorum at that meeting.	Spinco’s bylaws state that, except as required by law, the holders of one-third of Spinco voting stock, represented in person or by proxy, will constitute a quorum at a meeting of stockholders. When specified business is to be voted on by a class or series of stock voting as a class, however, the holders of one-third of the shares of such class or series will constitute a quorum of such class or series for the transaction of such business.

Calling a Special Meeting of Shareholders	Under the Canada Business Corporations Act, the holders of not less than 5% of the shares that carry a right to vote at a meeting may require the directors to call a meeting of shareholders. If the directors do not call the meeting within 21 days after receiving a request in compliance with this provision, any shareholder who signed the request may call the meeting.

Under Delaware law a special meeting of stockholders may be called only by a corporation’s board of directors or other persons authorized in the corporation’s certificate of incorporation or bylaws.

Spinco’s bylaws provide that, except as otherwise required by law, special meetings of Spinco’s stockholders for any purpose may be called only by (a) a resolution approved by a majority of the whole Spinco board, or (b) by the chairman of Spinco board. Only business stated in the notice of the meeting may be transacted at any special meeting.

Shareholder Consent in Lieu of Meeting	Under the Canada Business Corporations Act, generally, shareholder action without a meeting may only be taken by written resolution signed by all shareholders who would be entitled to vote on the relevant issue at a meeting.

Under Delaware law, unless otherwise provided in a corporation’s certificate of incorporation, any action that may be taken at a meeting of stockholders may be taken without a meeting and without prior notice if a consent in writing is signed by the holders of the minimum number of votes necessary to authorize the action at a meeting at which all shares entitled to vote were present and voted.

Spinco’s certificate of incorporation provides that any action required or permitted to be taken by Spinco’s stockholders must be effected at a duly called annual or special meeting of such stockholders and may not be effected by any consent in writing of such stockholders.

	Domtar Shareholder Rights	Spinco Stockholder Rights

Fiduciary Duties of Directors	Directors of corporations governed by the Canada Business Corporations Act have fiduciary obligations to the corporation. Under the Canada Business Corporations Act, in exercising their powers and discharging their duties, directors must act honestly and in good faith with a view to the best interests of the corporation, and must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.	Directors of corporations incorporated or organized under Delaware law have fiduciary obligations to the corporation and its stockholders. These fiduciary obligations require the directors to act in accordance with the so-called duties of “due care” and “loyalty”. Under Delaware law, the duty of care requires that the directors act in good faith, in an informed and deliberative manner and that they inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of loyalty requires a director to act in good faith in a manner reasonably believed to be in the best interests of the corporation and its stockholders and not in their own interests.

Indemnification of Officers and Directors

Under the Canada Business Corporations Act, a corporation may indemnify a director or officer, a former director or officer or a person who acts or acted at the corporation’s request as a director or officer, or an individual acting in a similar capacity of another entity (an “indemnifiable person”) against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the indemnifiable person in any civil, criminal, administrative, investigative or other proceeding in which the person is involved because of that association, if:

(a)    the person acted honestly and in good faith with a view to the best interests of the corporation or other entity; and

(b)    in the case of a criminal or administrative action enforceable by a monetary penalty, the person had reasonable grounds for believing the person’s conduct was lawful.

An indemnifiable person is also entitled to indemnity for reasonable defence costs and expenses if the person fulfills the above mentioned requirements and was not judged to have committed any fault or omitted to do anything the person ought to have done.

In the case of a derivative action, indemnity may be made only with court approval.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of

Domtar Shareholder Rights	Spinco Stockholder Rights

In addition, Domtar may purchase and maintain insurance against any liability asserted against or incurred by any of the persons referred to above whether in his or her capacity as a director or officer of Domtar or in his or her capacity as a director or officer of another entity if he or she acts or acted in that capacity at Domtar’s request, whether or not Domtar would have the power to indemnify that person against this liability under the Canada Business Corporations Act.

the corporation to procure a judgment in its favour, or a derivative action, by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defence or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

As permitted by Section 145 of the Delaware General Corporation Law, Spinco’s certificate of incorporation provides that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a director or officer of Spinco or, while a director or officer of Spinco, is or was serving at Spinco’s request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, whether the basis of such proceeding is an alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving

	Domtar Shareholder Rights	Spinco Stockholder Rights

as a director, officer, employee or agent, will be indemnified and held harmless by Spinco to the fullest extent authorized by the Delaware General Corporation Law against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith, except that Spinco’s certificate of incorporation provides for indemnification in a derivative action or suit initiated by any such person only if, subject to certain exceptions, Spinco’s board of directors authorized such proceeding. Such indemnification continues as to a person who has ceased to be a director, officer, employee or agent and inures to the benefit of such person’s heirs, executors and administrators.

Spinco may maintain insurance, at Spinco’s expense, to protect Spinco and any director, officer, employee or agent of Spinco or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not Spinco would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law. It is expected that Spinco will obtain directors and officers liability insurance.

Limitations on Director Liability	The Canada Business Corporations Act does not permit any limitation of a director’s liability other than in connection with the adoption of a unanimous shareholder agreement (which is not the case for Domtar) that restricts certain powers of the directors.

Spinco’s certificate of incorporation limits the liability of Spinco’s directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of their fiduciary duties as directors, except for liability:

(a)    for any breach of their duty of loyalty to the corporation or its stockholders;

(b)    for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

(c)    under Section 174 of the Delaware General Corporation Law relating to unlawful payments of dividends or

	Domtar Shareholder Rights	Spinco Stockholder Rights

unlawful stock repurchases or redemptions; or

(d)    for any transaction from which the director derived an improper personal benefit.

The limitation of liability does not apply to liabilities arising under the federal or state securities laws and does not affect the availability of equitable remedies, such as injunctive relief or rescission.

Certain Anti-Takeover Provisions and Interested Shareholders

The Canada Business Corporations Act does not contain a provision comparable to Delaware law with respect to business combinations. However, rules or policies of certain Canadian securities regulatory authorities, including Rule 61-501 of the Ontario Securities Commission and Regulation Q-27 of the Québec Autorité des marchés financiers, contain requirements in connection with “related party transactions”. A related party transaction means, generally, any transaction by which an issuer, directly or indirectly, consummates one or more specified transactions with a related party including purchasing or disposing of an asset, issuing securities and assuming liabilities. A “related party” is defined in OSC Rule 61-501 and Regulation Q-27 and includes directors and senior officers of the issuer and holders of voting securities carrying, whether alone or acting jointly or in concert, more than 10% of the voting rights attaching to all issued and outstanding voting securities of the issuer or of a sufficient number of any securities of the issuer to materially affect control of the issuer.

OSC Rule 61-501 and Regulation Q-27 require more detailed disclosure in the proxy material sent to securityholders in connection with a related party transaction, and, subject to certain exceptions, the preparation of a formal valuation with respect to the subject matter of the related party transaction and any non-cash consideration offered in connection therewith, and the inclusion of a summary

Section 203 of the Delaware General Corporation Law will apply to Spinco. Section 203 provides that, subject to the exceptions specified in that section, a corporation may not engage in any business combination with any interested stockholder for a three-year period following the time that the stockholder becomes an interested stockholder unless:

(a)    prior to that time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

(b)    upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares); or

(c)    subsequent to that time, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least two thirds of the outstanding voting stock that is not owned by the interested stockholder.

Pursuant to Section 203 of the Delaware General Corporation Law and subject to certain exceptions, an “interested stockholder” is defined to include:

(a)    any person that is the owner of 15% or more of the outstanding voting stock

Domtar Shareholder Rights	Spinco Stockholder Rights

of the valuation in the proxy material. OSC Rule 61-501 and Regulation Q-27 also require that, subject to certain exceptions, an issuer will not engage in a related party transaction unless approval of the disinterested shareholders of Domtar for the related party transaction has been obtained.

of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; and

(b)    the affiliates and associates of any person described in the preceding clause.

MARKET PRICES AND DIVIDENDS ON DOMTAR SHARES

Domtar common shares are traded on the Toronto Stock Exchange under the symbol “DTC” The following table sets forth, for the calendar periods indicated, the high and low closing sale prices, the total trading volume and the quarterly cash dividends paid per share for Domtar common shares as reported on the Toronto Stock Exchange. Domtar has not paid a dividend on its common shares since October 2005 and Spinco does not intend to pay a dividend on the shares of Spinco common stock for the foreseeable future. See “The Transactions – Dividend Policy”.

	Domtar Common Shares
	Price Range
Calendar Quarter Ending	High	Low	Total Volume	Dividend
	(Cdn.$)	(Cdn.$)		(Cdn.$)
2003
First Quarter	16.86	14.55	47,408,735	0.04
Second Quarter	15.80	14.02	43,829,187	0.06
Third Quarter	16.55	14.20	48,898,990	0.06
Fourth Quarter	16.25	14.25	64,564,455	0.06

2004
First Quarter	16.80	14.50	60,221,018	0.06
Second Quarter	17.70	15.28	54,069,191	0.06
Third Quarter	17.43	15.20	35,068,603	0.06
Fourth Quarter	15.99	13.80	46,550,247	0.06

2005
First Quarter	14.52	9.90	71,336,314	0.06
Second Quarter	10.75	8.90	63,098,887	0.06
Third Quarter	9.50	7.46	50,205,932	0.06
Fourth Quarter	7.73	4.75	89,029,645	—

2006
First Quarter	8.30	5.50	75,610,270	—
Second Quarter	8.70	6.35	57,025,979	—
Third Quarter	7.85	6.42	69,230,191	—
Fourth Quarter	9.85	6.70	72,627,082	—

2007
First Quarter (through to January 22, 2007)	10.00	9.28	12,863,678	—

The Domtar Series A preferred shares are traded on the Toronto Stock Exchange under the symbol “DTC.PR.A”. The following table sets forth, for the calendar periods indicated, the high and low closing sale prices, the total trading volume and the quarterly cash dividends paid per share for the Domtar Series A preferred shares as reported on the Toronto Stock Exchange.

	Domtar Series A preferred shares
	Price Range
Calendar Quarter Ending	High	Low	Volume	Dividend
	(Cdn.$)	(Cdn.$)		(Cdn.$)
2003
First Quarter	31.00	28.00	2,066	0.56
Second Quarter	31.00	27.30	5,145	0.56
Third Quarter	30.00	28.00	4,850	0.56
Fourth Quarter	30.00	28.25	2,477	0.56

2004
First Quarter	34.00	28.25	8,686	0.56
Second Quarter	32.50	30.00	2,293	0.56
Third Quarter	33.50	30.00	3,270	0.56
Fourth Quarter	34.00	30.50	4,006	0.56

2005
First Quarter	33.00	31.00	1,471	0.56
Second Quarter	32.00	29.76	7,510	0.56
Third Quarter	31.75	30.00	1,000	0.56
Fourth Quarter	30.50	24.00	5,575	0.56

2006
First Quarter	25.50	24.50	3,220	0.56
Second Quarter	25.50	24.50	2,700	0.56
Third Quarter	27.00	25.00	1,455	0.56
Fourth Quarter	28.00	25.00	2,960	0.56

2007
First Quarter (through January 22, 2007)	27.00	26.00	830	N/A

The Domtar Series B preferred shares are traded on the Toronto Stock Exchange under the symbol “DTC.PR.B”. The following table sets forth, for the calendar periods indicated, the high and low closing sale prices, the total trading volume and the quarterly cash dividends paid per share for the Domtar Series B preferred shares as reported on the Toronto Stock Exchange.

	Domtar Series B preferred shares
	Price Range		Total Volume
Calendar Quarter Ending	High	Low		Dividend
	(Cdn.$)	(Cdn.$)		(Cdn.$)
2003
First Quarter	23.40	21.51	48,241	0.20
Second Quarter	23.50	22.00	68,192	0.21
Third Quarter	24.15	21.52	256,950	0.22
Fourth Quarter	24.45	24.00	340,900	0.20

2004
First Quarter	24.75	24.15	296,482	0.20
Second Quarter	24.95	24.35	330,550	0.18
Third Quarter	25.00	24.50	56,850	0.17
Fourth Quarter	25.00	24.60	56,450	0.18

2005
First Quarter	24.95	24.50	55,175	0.19
Second Quarter	24.90	23.75	59,550	0.19
Third Quarter	23.30	21.75	55,700	0.19
Fourth Quarter	22.00	14.00	89,445	0.20

2006
First Quarter	20.00	17.51	53,903	0.23
Second Quarter	20.50	19.75	93,770	0.25
Third Quarter	23.39	19.75	53,000	0.25
Fourth Quarter	23.75	21.65	127,535	0.27

2007
First Quarter (through January 22, 2007)	23.25	22.50	3,568	N/A

On August 22, 2006, the last full trading day prior to the public announcement of the combination, the closing sale price per Domtar common share as reported on the Toronto Stock Exchange was Cdn.$7.65, the closing sale price per Domtar Series A preferred share as reported on the Toronto Stock Exchange was Cdn.$25.00 and the closing sale price per Domtar Series B preferred share as reported on the Toronto Stock Exchange was Cdn.$20.00. On January 22, 2007, the closing sale price per Domtar common share as reported on the Toronto Stock Exchange was Cdn.$9.53, the closing sale price per Domtar Series A preferred share as reported on the Toronto Stock Exchange was Cdn.$26.00 and the closing sale price per Domtar Series B preferred share as reported on the Toronto Stock Exchange was Cdn.$22.60.

LEGAL MATTERS

Certain legal matters in connection with the combination will be passed upon by Ogilvy Renault LLP and Debevoise & Plimpton LLP, on behalf of Domtar. As of the record date, partners and associates of each of Ogilvy Renault LLP and Debevoise & Plimpton LLP beneficially own, directly or indirectly, less than 1% of each class of outstanding Domtar shares.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (U.S.)

The balance sheet of Spinco, as of December 31, 2006, and the combined financial statements of the Weyerhaeuser Fine Paper Business, as of December 25, 2005 and December 26, 2004 and for each of the years in the three-year period ended December 25, 2005, included in this document were audited by KPMG LLP, independent registered public accounting firm.

TRANSFER AGENTS AND REGISTRARS

The transfer agent for the Domtar common shares and the Domtar preferred shares is Computershare Trust Company of Canada in Toronto at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1. Concurrently with the closing, Computershare Trust Company of Canada will be appointed as transfer agent and registrar for the exchangeable shares and Computershare Trust Company, N.A. for common stock of Spinco.

WHERE YOU CAN FIND MORE INFORMATION

Domtar files reports, management proxy circulars and other information concerning Domtar with Canadian securities regulatory authorities and are available on the System for Electronic Document Analysis and Retrieval, or SEDAR, at www.sedar.com.

In accordance with applicable Canadian securities legislation, Domtar is allowed to incorporate by reference into this document, documents it files with the securities commission or similar authority in each province and territory of Canada. This enables Domtar to disclose important information to its securityholders by referring you to those documents. Accordingly, the following documents filed with the securities regulatory authorities in each province and territory of Canada, which are available on www.sedar.com, are specifically incorporated by reference in this document:

•	Domtar’s 2005 Annual Information Form dated March 27, 2006;

•	Domtar’s restated consolidated financial statements, together with the accompanying report of Domtar’s auditor, for the fiscal year ended December 31, 2005 and the notes thereon filed on SEDAR on December 15, 2006, as amended by filings made on SEDAR on January 26, 2007;

•	Domtar’s unaudited consolidated financial statements for the nine-month period ended September 30, 2006 and the notes thereon, as amended by filings made on SEDAR on January 26, 2007;

•	Domtar’s unaudited reconciliation of Canadian GAAP to U.S. GAAP for the nine-month period ended September 30, 2006 filed on SEDAR on November 20, 2006;

•	Domtar’s unaudited pro forma financial information relating to the disposition of its 50% interest in Norampac, as filed on SEDAR on January 26, 2007;

•	Domtar’s Management Discussion and Analysis relating to the financial condition and results of operations relating to the nine-month period ended September 30, 2006, as amended by filings made on SEDAR on January 26, 2007;

•	Domtar’s restated Management Discussion and Analysis relating to the financial condition and results of operations relating to the financial year ended December 31, 2005 filed on SEDAR on December 15, 2006, as amended by filings made on SEDAR on January 26, 2007;

•	Domtar’s Management Proxy Circular dated as of March 27, 2006 in connection with the 2006 annual meeting of holders of Domtar’s common shares;

•	Domtar’s material change report dated September 1, 2006 relating to the combination; and

•	Domtar’s material change report dated December 5, 2006 relating to Domtar’s disposition of its 50% interest in Norampac.

Any documents of the types referred to above and any material change report (excluding confidential material change reports), consolidated interim financial statements, pro forma financial statements, consolidated financial statements for the most recently completed financial year, together with the accompanying report of auditors and any information circulars filed by Domtar with securities regulatory authorities in Canada after the date of this document and prior to the Domtar special meeting are also incorporated by reference into this document.

Any statement contained in this document or in a document incorporated or deemed to be incorporated by reference will be deemed to be modified or superseded, for purposes of this document, to the extent that a statement contained in this document or in any other document subsequently filed by Domtar, which also is or is deemed to be incorporated by reference, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.

Copies of the documents filed by Domtar and incorporated by reference are available on www.sedar.com. They may also be obtained on request without charge from the Investor Relations department of Domtar at 395 de Maisonneuve Blvd. West, Montréal, Québec, Canada H3A 1L6, Telephone: 514-848-5938.

If you would like to request documents, please do so at least five business days before the date of the Domtar special meeting in order to receive timely delivery of those documents prior to the Domtar special meeting.

APPROVAL OF DIRECTORS

The information contained in this document relating to Domtar has been provided by Domtar. The contents of this circular and this sending, communication and delivery to the Domtar securityholders have been authorized and approved by the board of directors of Domtar.

DATED at Montréal, Québec this 27th day of January, 2007.

By Order of the Board of Directors

/s/ Razvan L. Theodoru

Razvan L. Theodoru

Corporate Secretary

January 27, 2007

ANNEX A

SPECIAL RESOLUTION OF DOMTAR SECURITYHOLDERS

A-1

SPECIAL RESOLUTION OF DOMTAR SECURITYHOLDERS

BE IT RESOLVED THAT:

1.	The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) involving Domtar Inc. (“Domtar”), as more particularly described and set forth in the Management Information Circular (the “Circular”) of Domtar accompanying the notice of this meeting (as the Arrangement may be modified or amended) is hereby authorized, approved and adopted.

2.	The plan of arrangement, as it may be or have been amended, (the “Plan of Arrangement”) involving Domtar, the full text of which is set out as Exhibit D to the Amended and Restated Transaction Agreement dated as of January 25, 2007, among Weyerhaeuser Company, Domtar Corporation, Domtar Paper Company, LLC, Domtar Delaware Holdings Inc., Domtar Pacific Papers Inc., Domtar Pacific Papers ULC, Domtar (Canada) Paper Inc. and Domtar (the “Transaction Agreement”), is hereby approved and adopted.

3.	The Transaction Agreement, the actions of the directors of Domtar in approving the Arrangement and the actions of the officers of Domtar in executing and delivering the Transaction Agreement and any amendments thereto are hereby ratified and approved.

4.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders and optionholders of Domtar or that the Arrangement has been approved by the Superior Court of Québec, the directors of Domtar are hereby authorized and empowered (i) to amend the Transaction Agreement, or the Plan of Arrangement to the extent permitted by the Transaction Agreement, and (ii) subject to the terms of the Transaction Agreement, not to proceed with the Arrangement without further approval of the shareholders and optionholders of Domtar.

5.	Any officer or director of Domtar is hereby authorized and directed for and on behalf of Domtar to execute and to deliver articles of arrangement and such other documents as are necessary or desirable to the Director under the CBCA in accordance with the Transaction Agreement.

6.	Any officer or director of Domtar is hereby authorized and directed for and on behalf of Domtar to execute or cause to be executed and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

A-2

ANNEX B

TRANSACTION AGREEMENT

AMENDED AND RESTATED TRANSACTION AGREEMENT

Dated as of the 25th day of January, 2007,

Among

WEYERHAEUSER COMPANY,

DOMTAR CORPORATION,

DOMTAR PAPER COMPANY, LLC,

DOMTAR DELAWARE HOLDINGS INC.,

DOMTAR PACIFIC PAPERS INC.,

DOMTAR PACIFIC PAPERS ULC,

DOMTAR (CANADA) PAPER INC.

and

DOMTAR INC.

(Continued)

ARTICLE IV

Representations and Warranties of Weyerhaeuser and the Spinco Parties

(Continued)

(Continued)

Page
ARTICLE IX

General Provisions

SECTION 9.01.	Nonsurvival of Representations and Warranties; Indemnity	B-70
SECTION 9.02.	Notices	B-71
SECTION 9.03.	Definitions	B-73
SECTION 9.04.	Interpretation; Disclosure Letters	B-80
SECTION 9.05.	Severability	B-80
SECTION 9.06.	Counterparts	B-81
SECTION 9.07.	Entire Agreement; No Third-Party Beneficiaries	B-81
SECTION 9.08.	Governing Law	B-81
SECTION 9.09.	Assignment	B-81
SECTION 9.10.	Enforcement	B-81
SECTION 9.11.	Certain Matters	B-81

Annex 1	Glossary of Defined Terms

Exhibit A	Form of Certificate of Incorporation of Spinco

Exhibit B	Form of By-laws of Spinco

Exhibit C	Form of Arrangement Resolution

Exhibit D	Form of Plan of Arrangement

Exhibit E	Form of Transition Services Agreement

Exhibit F	Form of Support Agreement

Exhibit G	Form of Voting and Exchange Trust Agreement

Exhibit H	Form of Tax Sharing Agreement

Exhibit I	Knowledge of Weyerhaeuser

Exhibit J	Knowledge of Domtar

AMENDED AND RESTATED TRANSACTION AGREEMENT

THIS AMENDED AND RESTATED AGREEMENT (the “Agreement”) dated this      day of January, 2007,

AMONG: WEYERHAEUSER COMPANY, a Washington corporation (“Weyerhaeuser”)

– and –

DOMTAR CORPORATION (FORMERLY KNOWN AS WEYERHAEUSER TIA, INC.), a Delaware corporation (“Spinco”)

– and –

DOMTAR PAPER COMPANY, LLC (FORMERLY KNOWN AS WEYERHAEUSER ELI, LLC), a Delaware limited liability company (“Newco”)

– and –

DOMTAR DELAWARE HOLDINGS INC. (FORMERLY KNOWN AS WEYERHAEUSER ELI, INC.), a Delaware corporation (“Newco Holding”)

– and –

DOMTAR PACIFIC PAPERS INC. (FORMERLY KNOWN AS WEYERHAEUSER CROSBY, INC.), a corporation governed by the Business Corporations Act (British Columbia) (“Old Newco Canada”)

– and –

DOMTAR PACIFIC PAPERS ULC, an unlimited liability company governed by the Companies Act (Novia Scotia) (“Newco Canada”)

– and –

DOMTAR (CANADA) PAPER INC. (FORMERLY KNOWN AS WEYERHAEUSER YUKON, INC.), a corporation governed by the Business Corporations Act (British Columbia) (“Newco Canada Exchangeco”)

– and –

DOMTAR INC., a corporation governed by the Canada Business Corporations Act (“Domtar”)

WHEREAS Weyerhaeuser, Spinco, Newco, Newco Holding, Old Newco Canada, Newco Canada Exchangeco and Domtar entered into a Transaction Agreement dated as of August 22, 2006 (the “Original Agreement”), and Weyerhaeuser, Spinco, Newco, Newco Holding, Newco Canada, Old Newco Canada, Newco Canada Exchangeco and Domtar now desire to amend and restate the Original Agreement;

WHEREAS, prior to the date hereof, Weyerhaeuser has incorporated Spinco under the laws of the State of Delaware as a wholly-owned subsidiary of Weyerhaeuser;

WHEREAS, prior to the date hereof, Weyerhaeuser has formed Newco under the laws of the State of Delaware as a wholly-owned subsidiary of Weyerhaeuser;

WHEREAS, prior to the date hereof, Newco has incorporated (i) DDII (as defined in Section 9.03) under the laws of the State of Delaware as a wholly-owned subsidiary of Newco, (ii) Newco Holding under the laws of the State of Delaware as a wholly-owned subsidiary of Newco, (iii) Newco Canada under the Companies Act (Nova Scotia) as a wholly-owned subsidiary of Newco Holding, (iv) Old Newco Canada under the Business Corporations Act (British Columbia) as a wholly-owned subsidiary of Newco Holding, (v) Newco Canada Exchangeco under the Business Corporations Act (British Columbia) as a wholly-owned subsidiary of Newco

Canada, (vi) Exchangeco Subsidiary (as defined in Section 9.03) under the Canada Business Corporations Act (the “CBCA”) as a wholly-owned subsidiary of Newco Canada Exchangeco, and (vii) Offerco (as defined in Section 9.03) under the CBCA as a wholly-owned subsidiary of Newco Canada Exchangeco (Newco, Newco Holding, Old Newco Canada and Newco Canada Exchangeco being referred to as the “Newco Parties”, and Spinco and the Newco Parties being referred to as the “Spinco Parties”);

WHEREAS, prior to the Effective Time (as defined in Section 1.07), Weyerhaeuser will cause Weyerhaeuser Canada and Weyerhaeuser Saskatchewan to sell to Exchangeco Subsidiary the Newco Canada Exchangeco Assets and cause Exchangeco Subsidiary to assume the Newco Canada Exchangeco Liabilities (each as defined in Section 9.03);

WHEREAS, prior to the Effective Time, Weyerhaeuser will (i) transfer or cause to be transferred (A) to Newco, the Newco Assets and the Newco Liabilities (each as defined in Section 9.03), and (B) to Spinco, the issued and outstanding limited liability company interests of Newco, (“Newco Equity Interests”), and (ii) distribute to Eligible Holders (as defined in Section 9.03) the shares of common stock of Spinco, par value $0.01 per share (the “Spinco Common Stock”), on a pro rata basis or, at Weyerhaeuser’s election, as an exchange offer or a combination thereof, in the case of each of clauses (i) and (ii) above upon the terms and subject to the conditions set forth in the Amended and Restated Contribution and Distribution Agreement dated as of the date hereof among Weyerhaeuser, Spinco and Newco (the “Contribution and Distribution Agreement”);

WHEREAS an executed commitment letter and related term sheet have been delivered to the parties hereto pursuant to which the financial institutions named therein have agreed to provide debt financing to Spinco in an amount at least equal to $2.65 billion (the “New Debt Commitment Letter”);

WHEREAS, at the Effective Time, the parties hereto will effect the Arrangement (as defined in Section 9.03), with Spinco becoming a public company and owning, directly or indirectly, all of the outstanding common shares of Domtar and all of the outstanding Newco Equity Interests, all upon the terms and subject to the conditions set forth herein, whereby each issued and outstanding common share in the capital of Domtar (a “Domtar Common Share”) shall be exchanged for one Class B Common Share of Offerco, which, in turn, shall be transferred to Newco Canada Exchangeco for one share of Spinco Common Stock or one Exchangeable Share (as defined in Section 9.03), as the case may be, in accordance with the provisions of Section 1.04;

WHEREAS the respective Boards of Directors of Weyerhaeuser, Spinco, DDII, Newco Holding, Newco Canada, Newco Canada Exchangeco, Exchangeco Subsidiary, Offerco and Domtar, and Weyerhaeuser as the sole member of Newco, have approved the Transactions (as defined in Section 1.05) that they are a party to or are contemplated to be a party to;

WHEREAS for United States Federal income tax purposes it is intended that the Contribution and the Distribution shall qualify under Sections 355 and 368(a)(1)(D) of the Code;

WHEREAS for Canadian income tax purposes it is intended that the exchange of Class B Common Shares by eligible holders resident in Canada for Exchangeable Shares shall be tax deferred to such holders under the ITA (as defined in Section 9.03), provided that appropriate elections are filed in the prescribed manner in accordance with Section 85 of the ITA; and

WHEREAS Weyerhaeuser, Spinco, Newco, Newco Holding, Newco Canada and Newco Canada Exchangeco, on the one hand, and Domtar, on the other hand, desire to make certain representations, warranties, covenants and agreements in connection with the Transactions and also to prescribe various conditions to the Transactions.

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I

THE ARRANGEMENT

SECTION 1.01. Implementation Steps by Domtar regarding the Arrangement.

Capitalized terms used but not defined elsewhere in this Agreement shall have the meanings set forth in Section 9.03.

Domtar covenants in favor of Weyerhaeuser and the New Spinco Parties (collectively, the “Weyerhaeuser Parties”) that Domtar shall:

(a) subject to Section 6.01, as soon as reasonably practicable, apply in a manner acceptable to the Weyerhaeuser Parties, acting reasonably, under Section 192 of the CBCA for the Interim Order and for an order approving the Arrangement and thereafter seek with reasonable diligence to obtain the Interim Order;

(b) subject to Section 6.01, convene and hold the Domtar Meeting for the purpose of considering the Arrangement Resolution (and for any other proper purpose as may be set out in the notice for such meeting);

(c) subject to obtaining the approvals as are required by the Interim Order, apply to the Court for and pursue with reasonable diligence the application to the Court for the Final Order; and

(d) subject to obtaining the Final Order and the satisfaction or waiver of the other conditions herein contained in favor of each party, send to the Director, for endorsement and filing by the Director, the Articles of Arrangement and such other documents as may be required in connection therewith under the CBCA to give effect to the Arrangement.

SECTION 1.02. Arrangement Implementation Steps by the Spinco Parties. Weyerhaeuser and the Spinco Parties covenant in favor of Domtar that, on or prior to the Closing Date (as defined in Section 1.06) and subject to the satisfaction or waiver of the other conditions herein contained in favor of each such party:

(a) Spinco, Newco, Newco Canada, Newco Holding and Newco Canada Exchangeco shall execute and deliver the Support Agreement;

(b) Spinco, Newco Canada, Newco Canada Exchangeco and the Trustee shall execute and deliver the Voting and Exchange Trust Agreement;

(c) Spinco shall issue to the Trustee one share of Special Voting Stock;

(d) Weyerhaeuser shall transfer the Newco Assets and Newco Liabilities to Newco and the units of Newco Equity Interests to Spinco upon the terms and subject to the conditions set forth in the Contribution and Distribution Agreement;

(e) Exchangeco Subsidiary shall enter into, and Weyerhaeuser shall cause Exchangeco Subsidiary, Weyerhaeuser Canada and Weyerhaeuser Saskatchewan to enter into, an agreement providing, upon the terms and subject to the conditions set forth in the Canadian Purchase Agreement and the Contribution and Distribution Agreement, for the purchase by Exchangeco Subsidiary of the Newco Canada Exchangeco Assets and the assumption by Exchangeco Subsidiary of the Newco Canada Exchangeco Liabilities as contemplated by the Contribution and Distribution Agreement;

(f) Weyerhaeuser shall effect the Distribution as provided in Article III of the Contribution and Distribution Agreement and in accordance with Section 6.17; and

(g) Spinco shall issue, after the Distribution but prior to the Arrangement, a number of shares of Spinco Common Stock equal to the number of Spinco Elected Shares and shall transfer such shares to Newco as a contribution to the capital of Newco, which, in turn, will transfer 90% of such shares to Newco Holding as a contribution to the capital of Newco Holding and 10% of such shares to DDII as a contribution to the capital of DDII, and Newco will cause DDII in turn to transfer the shares of Spinco Common Stock received by it from Newco to Newco Holding as a contribution to the capital of Newco Holding, which, in turn, will transfer all of the shares of Spinco Common Stock received by it from Newco and DDII to Newco Canada in exchange for additional shares of Newco Canada, which, in turn, will transfer such shares of Spinco Common Stock to Newco Canada Exchangeco in exchange for additional shares of Newco Canada Exchangeco, which, in turn, will transfer such shares of Spinco Common Stock to holders of Spinco Elected Shares, and the Spinco Elected Shares shall be transferred to Newco Canada Exchangeco in accordance with Section 1.04(b) or Section 1.04(d).

SECTION 1.03. Interim Order. The notice of motion for the application referred to in Section 1.01(a) shall request that the Interim Order provide:

(a) for the class of persons to whom notice is to be provided in respect of the Arrangement and the Domtar Meeting and for the manner in which such notice is to be provided;

(b) that the requisite approval for the Arrangement Resolution shall be (i) 66 2/3% of the votes cast on the Arrangement Resolution by Domtar Shareholders and holders of Domtar Options present in person or by proxy at the Domtar Meeting and (ii) 66 2/3% of the votes cast on the Arrangement Resolution by Domtar Shareholders present in person or by proxy excluding (A) holders of Domtar Options, (B) holders of Domtar Common Shares, which are pledged to secure loans provided pursuant to a Domtar Stock Plan (as defined in Section 3.03), and (C) holders of Domtar Common Shares who also hold Domtar Options (clauses (i) and (ii) collectively, the “Domtar Shareholder Approval”);

(c) that, in all other respects, the terms, restrictions and conditions of the articles of incorporation and by-laws of Domtar, including quorum requirements and all other matters, shall apply in respect of the Domtar Meeting; and

(d) for the grant of the Dissent Rights.

SECTION 1.04. Articles of Arrangement. The Articles of Arrangement shall, with such other matters as are necessary to effect the Arrangement, and all as subject to the provisions of the Plan of Arrangement, provide substantially as follows:

(a) each outstanding Domtar Common Share that is not held by a holder who has exercised its Dissent Rights will be transferred by the holder thereof to Offerco in exchange for one fully paid and non-assessable Class B Common Share of Offerco (which Class B Common Shares shall, upon issuance, be listed and posted for trading on the Toronto Stock Exchange (the “TSX”)) and the name of the holder of such Domtar Common Shares will be removed from the register of holders of Domtar Common Shares and added to the register of holders of Class B Common Shares of Offerco and Offerco will be recorded as the registered holder of the Domtar Common Shares so exchanged and will be deemed to be the legal and beneficial owner thereof;

(b) following the exchange contemplated by Section 1.04(a), each outstanding Class B Common Share of Offerco will be transferred to Newco Canada Exchangeco by the holder thereof in exchange for, at the holder’s election, (i) one fully paid and non-assessable share of Spinco Common Stock (each such Class B Common Share, a “Spinco Elected Share”), or (ii) one fully paid and non-assessable Exchangeable Share and the rights under the Voting and Exchange Trust Agreement (the “Ancillary Rights”) (each such Class B Common Share, an “Exchangeable Elected Share”); provided, however, that, notwithstanding the foregoing, a holder of Class B Common Shares will not be entitled to elect to receive Exchangeable Shares, and any such election otherwise made by any such holder in respect of any such Class B Common Shares shall be and be deemed to be an election to receive shares of Spinco Common Stock, if such holder is (i) a non-resident of Canada, (ii) a resident of Canada exempt from tax under the ITA, or (iii) a partnership of which all of the partners are non-residents of Canada and/or residents of Canada exempt from tax under the ITA;

(c) upon the transfer of Class B Common Shares of Offerco by the holder thereof as set forth in Section 1.04(b), the name of such holder will be removed from the register of holders of Class B Common Shares of Offerco and added to the register of holders of Spinco Common Stock or Exchangeable Shares, as the case may be, and Newco Canada Exchangeco will be recorded as the registered holder of such Class B Common Shares so exchanged and will be deemed to be the legal and beneficial owner thereof;

(d) each outstanding Class B Common Share of Offerco in respect of which no election has been made by the holder thereof, or in respect of which an effective election has not been made (i) in the case of a holder of Class B Common Shares whose address as shown in the register of Class B Common Shares is in Canada will be deemed to be an Exchangeable Elected Share and will be transferred by the holder thereof, without any act or formality on its part, to Newco Canada Exchangeco in exchange for one fully paid and non-assessable Exchangeable Share and the Ancillary Rights, and the name of each such holder of Class B Common Shares will be removed from the register of holders of Class B Common Shares of Offerco and added to the register of holders of Exchangeable Shares and (ii) in the case of a holder of Class B Common Shares whose address as shown in the register of Class B Common Shares of Offerco is not in Canada will be deemed to be a Spinco Elected Share and will be transferred by the holder thereof, without any act or formality on its part, to Newco Canada Exchangeco in exchange for one fully paid and non-assessable share of Spinco Common Stock, and the name of each such holder of Class B Common Shares of Offerco will be removed from the register of holders of Class B Common Shares and added to the register of holders of shares of Spinco Common Stock and Newco Canada Exchangeco will be recorded as the registered holder of such Class B Common Shares of Offerco so exchanged and will be deemed to be the legal and beneficial owner thereof;

(e) each Class B Common Share of Offerco held by Newco Canada Exchangeco following the exchanges contemplated by Sections 1.04(b) and 1.04(d) shall be converted into one Class A Common Share of Offerco;

(f) Intentionally Deleted;

(g) a holder of Class B Common Shares who is either a resident of Canada or a partnership at least one partner of which is a resident of Canada for the purposes of the ITA (other than any such holder or partner who is exempt from tax under the ITA), and who has elected to receive or receives Exchangeable Shares shall be entitled to make an income tax election pursuant to subsection 85(l) of the ITA or, if the holder is a partnership, subsection 85(2) of the ITA (and in each case, where applicable, the analogous provisions of provincial income tax law) with respect to the transfer of their Class B Common Shares to Newco Canada Exchangeco. Newco Canada Exchangeco will not be responsible for any taxes, interest or penalties resulting from the failure by a holder of Class B Common Shares of Offerco to properly complete or file the election forms in the form and manner and within the time prescribed by the ITA (or any applicable provincial legislation);

(h) each outstanding award of restricted Domtar Common Shares (“Domtar Restricted Shares”) granted pursuant to the Domtar Restricted Stock Plan shall be exchanged for Class B Common Shares, in accordance with Section 1.04(a), which in turn will be exchanged for restricted shares of Spinco Common Stock or restricted Exchangeable Shares in accordance with Sections 1.04(b), 1.04(c) and 1.04(d), as applicable (“Replacement Restricted Shares”), and the Replacement Restricted Shares shall be subject to the same terms and conditions as were applicable to the Domtar Restricted Shares;

(i) Spinco shall issue to and deposit with the Trustee one share of Special Voting Stock, in consideration of the payment to Spinco of $1.00, to be thereafter held by the Trustee for and on behalf of, and for the use and benefit of, the holders of Exchangeable Shares in accordance with the Voting and Exchange Trust Agreement;

(j) (i) following the exchange of the Class B Common Shares of Offerco provided by Sections 1.04(b) and 1.04(d), (A) each Domtar Option that has an exercise price equal to or less than the Average Spinco Distribution Price (as defined in Section 6.08) (whether vested or unvested) shall be exchanged, on the same terms and conditions as were applicable under such Domtar Option, for an option (a “Replacement Option”) to purchase that number of shares of Spinco Common Stock equal to the number of Domtar Common Shares subject to such Domtar Option and the exercise price per share shall be equal to the exercise price per share of such option immediately prior to the Effective Time, (B) each Domtar Option (other than any Domtar Option that has an exercise price equal to or less than the Average Spinco Distribution Price) (whether vested or unvested) shall be exchanged, on the same terms and conditions, except as set forth in this Section 1.04(j)(i), as were applicable under such Domtar Option, for an option (an “Amended Replacement Option”) to purchase that number of shares of Spinco Common Stock (rounded down to the nearest whole number) determined in accordance with the principles set out in the calculation model in Section 1.04(j) of the Domtar Disclosure Letter (as defined in Article III), and having an exercise price per share equal to the Average Spinco Distribution Price (rounded up to the nearest whole cent) (such exchange, the “Domtar Option Exchange”), (C) notwithstanding clauses (A) and (B), each outstanding “right” to be granted bonus Domtar Common Shares under the Domtar Executive Stock Option and Share Purchase Plan (other than those cancelled pursuant to clauses (D) and (E)) (each, an “Domtar Right”) shall be exchanged for a “right” with respect to the number of shares of Spinco Common Stock equal to the number of Domtar Common Shares subject to such Domtar Right (each, as so granted, a “Replacement Right”), (D) each Domtar Common Share pledged to secure a loan provided to a participant under a Domtar Stock Plan will be returned to Domtar for cancelation against set off and deemed repayment of that portion of the principal amount of the participant’s corresponding loan equal to the Average Spinco Distribution Price with the balance of the principal amount (and any accrued but unpaid interest) of each such loan, if any, being forgiven by Domtar and any Domtar Rights associated therewith cancelled and any rights thereunder extinguished, and (E) each forward purchase contract entered into between a participant and Domtar under the Domtar Executive Stock Option and Share Purchase Plan in connection with the exercise of a stock right under such Domtar Executive Stock Option and Share Purchase Plan shall be cancelled with any obligations of a participant thereunder together with any Domtar Rights associated therewith being released by Domtar;

(ii) following the exchange of the Class B Common Shares provided by Sections 1.04(b) and 1.04(d), each outstanding grant of deferred share units with respect to Domtar Common Shares (each, an “Domtar DSU”) shall be exchanged, on the same terms and conditions as were applicable under the Domtar DSU, for a deferred share unit with respect to the number of shares of Spinco Common Stock equal to the number of Domtar Common Shares subject to such Domtar DSU (each, as so granted, a “Replacement DSU”);

(iii) following the exchange of the Class B Common Shares provided by Sections 1.04(b) and 1.04(d), each outstanding grant of performance share units with respect to Domtar Common Shares (each, an “Domtar PSU”) shall be exchanged, on the same terms and conditions as were applicable under the Domtar PSU, for a performance share unit with respect to the number of shares of Spinco Common Stock equal to the number of Domtar Common Shares subject to such Domtar PSU (each, as so granted, a “Replacement PSU”);

(iv) as soon as reasonably practicable after the Effective Time, Spinco shall deliver to the holders of Replacement Options, Amended Replacement Options, Replacement Rights, Replacement DSUs, Replacement PSUs and Replacement Restricted Shares appropriate notices setting forth such holders’ rights pursuant to the respective Domtar Stock Plans and the agreements evidencing the grants of such Replacement Options, Amended Replacement Options, Replacement Rights, Replacement DSUs, Replacement PSUs and Replacement Restricted Shares, and that such Replacement Options, Amended Replacement Options, Replacement Rights, Replacement DSUs, Replacement PSUs and Replacement Restricted Shares and agreements shall be granted by Spinco and shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 1.04(j) after giving effect to the Transactions);

(v) a holder of a Replacement Option or Amended Replacement Option may exercise such Replacement Option or Amended Replacement Option in whole or in part in accordance with its terms by delivering a properly executed notice of exercise to Spinco, together with the consideration therefore and any applicable Canadian or U.S. withholding tax information required in accordance with the related Domtar Stock Plan; and

(k) all Domtar Preferred Shares that are not held by a holder who has exercised its Dissent Rights shall remain outstanding after the Effective Time.

SECTION 1.05. The Effect of the Arrangement. The Arrangement shall be effected and the other transactions contemplated hereby and by the Transaction Documents shall be completed on the terms and subject to the conditions set forth in this Agreement and in accordance with the CBCA and the Final Order. The Arrangement, the issuance by Spinco of the shares of Spinco Common Stock in connection with the Arrangement (the “Spinco Share Issuance”), the issuance by Offerco of the Class B Common Shares and the issuance by Newco Canada Exchangeco of the Exchangeable Shares and the delivery of the Ancillary Rights in connection with the Arrangement (the “Exchangeable Share Issuance”), and the other transactions (including the Contribution, the Distribution and the Canadian Asset Sale) contemplated by the Transaction Documents are referred to in this Agreement collectively as the “Transactions”.

SECTION 1.06. Closing. The closings (the “Closing”) of the Arrangement and the Distribution shall take place at the offices of Cravath, Swaine & Moore LLP, 825 Eighth Avenue, New York, New York 10019 at 10:00 a.m. on the second Business Day following the satisfaction (or, to the extent permitted by Law (as defined in Section 3.05(a)), waiver by all parties) of the conditions set forth in Section 7.01 or, if on such day any condition set forth in Section 7.02 or 7.03 has not been satisfied (or, to the extent permitted by Law, waived by the party or parties entitled to the benefits thereof), as soon as practicable after all the conditions set forth in Article VII have been satisfied (or, to the extent permitted by Law, waived by the party or parties entitled to the benefits thereof), or at such other place, time and date as shall be agreed in writing between Weyerhaeuser and Domtar. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

SECTION 1.07. Effective Time. Subject to Section 6.04(d), prior to or on the Closing Date, Domtar shall file with the Director under the CBCA, the Articles of Arrangement or other appropriate documents executed in accordance with the relevant provisions of the CBCA and shall make all other filings or recordings required under the CBCA. The Arrangement shall become effective on the date that the certificate of arrangement (the “Certificate of Arrangement”) is issued by the Director under Section 192 of the CBCA giving effect to the Arrangement, which shall be on the Distribution Date. The time at which the Arrangement becomes effective shall be the “Effective Time”, which shall be deemed to be immediately following the Distribution.

SECTION 1.08. Effects. The Arrangement shall have the effects set forth in the CBCA, the Plan of Arrangement, the Final Order, the Articles of Arrangement and the Certificate of Arrangement.

SECTION 1.09. Certificate of Incorporation and By-laws. Prior to the Effective Time, Spinco shall take all action necessary to amend its certificate of incorporation and by-laws to read, as of the Effective Time, in the forms of Exhibits A and B hereto, respectively, and, as so amended, such certificate of incorporation and by-laws shall be the certificate of incorporation and by-laws of Spinco until thereafter changed or amended as provided therein or by applicable Law.

SECTION 1.10. Directors and Officers of Spinco. Prior to the Effective Time, Spinco shall take all action necessary to elect the persons set forth in Section 1.10 of the Weyerhaeuser Disclosure Letter (as defined in Article IV) as its directors and officers, which election shall become effective at the Effective Time.

SECTION 1.11. Tax Consequences. For United States Federal income tax purposes, it is intended that the Contribution and the Distribution shall qualify under Sections 355 and 368(a)(1)(D) of the Code. For

Canadian income tax purposes, it is intended that the exchange of the Class B Common Shares by certain eligible holders resident in Canada for Exchangeable Shares shall be tax deferred to such holders under the ITA, provided appropriate elections are filed in the prescribed manner in accordance with Section 85 of the ITA.

SECTION 1.12. Headquarters Etc. From and after the Effective Time, the head office of Spinco will be located in Montréal, Canada, and the operational headquarters of Spinco and its non-Canadian subsidiaries will be located in Fort Mill, South Carolina.

ARTICLE II

EFFECT ON THE CAPITAL STOCK OF DOMTAR; DELIVERY OF CERTIFICATES

SECTION 2.01. Effect of the Arrangement on Domtar Common Shares. At the Effective Time, by virtue of the Arrangement and without any further action on the part of the holder of any Domtar Common Shares (other than as set forth in Section 1.04), each outstanding Domtar Common Share that is not held by a holder who has exercised its Dissent Rights shall be exchanged for one Class B Common Share and each such Class B Common Share shall immediately be exchanged for one share of Spinco Common Stock or one Exchangeable Share, as determined in accordance with Section 1.04. The shares of Spinco Common Stock, the Exchangeable Shares to be issued upon the exchange of Class B Common Shares and the Class B Common Shares to be issued upon the exchange of Domtar Common Shares, in each case pursuant to this Section 2.01 and Section 1.04, and the Ancillary Rights are referred to as the “Arrangement Consideration”. The Arrangement Consideration issued in accordance with the terms of this Article II upon the exchange of any Domtar Common Shares shall be deemed to have been issued in full satisfaction of all rights pertaining to such Domtar Common Shares.

SECTION 2.02. Delivery of Spinco Common Stock and Exchangeable Shares. At the Effective Time, Newco Canada Exchangeco shall give irrevocable instructions for the delivery of the appropriate number of shares of Spinco Common Stock and Exchangeable Shares to each holder of Class B Common Shares of Offerco in accordance with Article 4 of the Plan of Arrangement. Such delivery may be in the form of a certificate or, in whole or in part, in book-entry form through the direct registration system.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF DOMTAR

Domtar represents and warrants to Weyerhaeuser and Spinco that, except as disclosed in the manner contemplated in Section 9.04 in the letter, dated as of August 22, 2006, from Domtar to Weyerhaeuser, Newco and Spinco (the “Domtar Disclosure Letter”) and except as expressly contemplated in the Transaction Documents:

SECTION 3.01. Organization, Standing and Power. Domtar and each subsidiary of Domtar (an “Domtar Subsidiary”) is duly organized, validly existing and in good standing (or its equivalent status) under the laws of the jurisdiction in which it is organized and has full power and authority and possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted, other than such franchises, licenses, permits, authorizations and approvals, the lack of which, individually or in the aggregate, has not had and would not reasonably be expected to have a Domtar Material Adverse Effect. Domtar and each Domtar Subsidiary is duly qualified to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary or the failure to so qualify has had or would reasonably be expected to have a Domtar Material Adverse Effect. Domtar has delivered to Weyerhaeuser and Spinco true and complete copies of its certificate and articles of incorporation and by-laws, as amended through August 22, 2006, and the certificates and articles of incorporation and by-laws or comparable organizational documents of each Domtar Subsidiary, in each case as amended through August 22, 2006.

SECTION 3.02. Domtar Subsidiaries; Equity Interests. (a) Section 3.02 of the Domtar Disclosure Letter lists each Domtar Subsidiary and its jurisdiction of organization. All the outstanding shares of capital stock of each Domtar Subsidiary have been duly authorized, validly issued and are fully paid and non-assessable and are owned by Domtar or by a Domtar Subsidiary, free and clear of all pledges, liens, charges, mortgages, encumbrances and security interests of any kind or nature whatsoever (collectively, “Liens”).

(b) Except for its interests in the Domtar Subsidiaries, Domtar does not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any person.

SECTION 3.03. Capital Structure of Domtar. As of August 22, 2006, the authorized capital stock of Domtar consisted solely of an unlimited number of common shares, Series A Preferred Shares and Series B Preferred Shares. As of the close of business on August 21, 2006, 231,436,850 Domtar Common Shares, 67,476 Series A Preferred Shares and 1,290,000 Series B Preferred Shares were outstanding. There are no bonds, debentures, notes or other indebtedness of Domtar having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Domtar Common Shares may vote (“Voting Domtar Debt”). All outstanding Common Shares, Series A Preferred Shares and Series B Preferred Shares are, and all such shares which may be issued will be, when issued, duly authorized, validly issued, fully paid and non-assessable. Section 3.03 of the Domtar Disclosure Letter sets forth, as of August 22, 2006, the number and kind of outstanding options, stock appreciation rights, restricted stock units, restricted shares and all other awards granted under the Domtar Stock Plans including the exercise prices of such options and stock appreciation rights and the number of Domtar Common Shares issuable pursuant thereto. There are no Domtar or Domtar Subsidiary stock or equity appreciation rights and, other than as granted pursuant to the Domtar Executive Stock Option and Share Purchase Plan, the Domtar Share Purchase Plan for Canadian Employees, the Domtar Share Purchase Plan for Employees in the United States, the Domtar Restricted Stock Plan, the Domtar Executive Performance Share Unit Plan, the Domtar Deferred Share Unit Plan and the Domtar Deferred Share Unit Plan for Outside Directors (collectively, the “Domtar Stock Plans”), there are no options, warrants, rights, convertible or exchangeable securities, “phantom” stock or other equity rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which Domtar or any Domtar Subsidiary is a party or by which any of them is bound (i) obligating Domtar or any Domtar Subsidiary to issue, deliver, sell, repurchase, redeem or otherwise acquire or cause to be issued, delivered, sold, repurchased, redeemed or otherwise acquired additional shares of capital stock or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, Domtar or any Domtar Subsidiary or any Voting Domtar Debt, (ii) obligating Domtar or any Domtar Subsidiary to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, Contract, arrangement or undertaking, or (iii) that give any person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of Domtar Common Shares or to holders of shares of any Domtar Subsidiary.

SECTION 3.04. Authority; Execution and Delivery; Enforceability. (a) The Board of Directors of Domtar has duly approved this Agreement and the other Transaction Documents and the transactions contemplated thereby, including the Arrangement. Domtar has all requisite power and authority to execute and deliver each Transaction Document to which it is or is contemplated to be a party, to perform its obligations thereunder and to consummate the Transactions. The execution and delivery by Domtar of each Transaction Document to which it is or is contemplated to be a party and the consummation by Domtar of the Transactions have been duly authorized by all requisite action on the part of Domtar. Domtar has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by the other parties hereto, this Agreement constitutes its legal, valid and binding obligation, enforceable against Domtar in accordance with its terms (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies). Prior to the Effective Time, Domtar will have duly executed and delivered each other

Transaction Document to which it is or is contemplated to be a party, and, assuming due authorization, execution and delivery by the other parties thereto, each other Transaction Document to which it is or is contemplated to be a party will constitute its legal, valid and binding obligation, enforceable against it in accordance with its terms (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies).

(b) The Board of Directors of Domtar, at a meeting, duly called and held, duly and unanimously adopted (with all directors in attendance voting in favor) resolutions (i) approving this Agreement, the other Transaction Documents to which Domtar is or is contemplated to be a party, the Arrangement and the other Transactions, (ii) determining that the terms of the Arrangement, this Agreement and the other Transactions are fair to and in the best interests of Domtar’s shareholders, and (iii) recommending that Domtar Shareholders and holders of Domtar Options vote in favor of this Agreement, which resolutions have not been subsequently rescinded, modified or withdrawn in any way. Domtar is not subject to a shareholders’ rights plan, or “poison pill” or similar plan.

(c) The only vote or consent of holders of any class or series of Domtar Capital Shares necessary to approve this Agreement, the Arrangement and the other Transactions is the Domtar Shareholder Approval. The affirmative vote or consent of the holders of Domtar Capital Shares, or any of them, is not necessary to consummate any of the transactions contemplated hereby, other than the Arrangement.

(d) As of August 22, 2006, the Board of Directors of Domtar (or if appropriate, any committee administering the Domtar Stock Plans) has adopted such resolutions or taken such other actions as may be required to ensure that no Domtar equity awards will become vested or exercisable in connection with the Transactions.

SECTION 3.05. No Conflicts; Governmental Approvals. (a) The execution and delivery by Domtar of each Transaction Document to which it is a party do not, the execution and delivery by Domtar of each Transaction Document to which it is contemplated to be a party will not, and the consummation of the Transactions and compliance with the terms hereof and thereof will not, conflict with, or result in any violation of or default (or an event that, with or without notice or lapse of time or both, would become a default) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any person under, or result in the creation of any Lien upon any issued and outstanding share of capital stock of Domtar or any of the properties or assets of Domtar under, any provision of (i) the certificate or articles of incorporation and the by-laws or comparable charter or organizational documents of Domtar or any Domtar Subsidiary, (ii) any Contract to which Domtar or any Domtar Subsidiary is a party or by which any of their respective properties or assets is bound (including the Domtar Indentures and the Domtar Credit Facility), or (iii) subject to the filings, consents and other matters referred to in Section 3.05(b), any judgment, order or decree (“Judgment”) or statute, law (including common law), ordinance, rule or regulation (“Law”) applicable to Domtar or any Domtar Subsidiary or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, have not had and would not reasonably be expected to have a Domtar Material Adverse Effect.

(b) No consent, approval, license, permit, order or authorization (“Governmental Approval”) of, or registration, declaration or filing with, or permit from, any federal, provincial, state, local or foreign government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (a “Governmental Entity”) (including a certificate under Section 116 of the ITA) is required to be obtained or made by or with respect to Domtar or any Domtar Subsidiary in connection with the execution, delivery and performance of any Transaction Document to which it is a party or the consummation of the Transactions, other than (i) compliance with and filings under the Competition Act (Canada) (the “Competition Act”), the Investment Canada Act and the Hart- Scott-Rodino Antitrust

Improvements Act of 1976, as amended (the “HSR Act”), (ii) the filings by Domtar with Canadian Securities Administrators (the “CSAs”) under applicable Canadian Securities Legislation, (iii) the filing of the Articles of Arrangement with the Director under the CBCA and any filings required by the Final Order, and (iv) such other Governmental Approvals, registrations, declarations, filings or permits that, individually or in the aggregate, have not had and would not reasonably be expected to have a Domtar Material Adverse Effect.

SECTION 3.06. CSA and SEC Documents; Undisclosed Liabilities. (a) Domtar has filed all reports, schedules, forms, statements and other documents required to be filed by Domtar with the Securities and Exchange Commission (the “SEC”) since January 1, 2005 pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as of its respective date, each such report, schedule, form, statement or other document complied in all material respects with the requirements of the Exchange Act or the Securities Act of 1933, as amended (the “Securities Act”), as the case may be. None of the documents filed by Domtar with the CSAs or pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC since January 1, 2005, as of their respective dates (or, if amended or superseded by a filing prior to August 22, 2006, then on the date of such filing) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) Domtar has previously made available to Weyerhaeuser and Spinco:

(i) the audited consolidated balance sheets of Domtar, the Domtar Subsidiaries and Domtar’s joint ventures at December 31, 2005 and 2004, and the related audited consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2005, including the notes thereto and the report of the auditors of Domtar thereon (collectively, the “Audited Domtar Financial Statements”); and

(ii) the unaudited interim consolidated balance sheet of Domtar, the Domtar Subsidiaries and Domtar’s joint ventures at March 31, 2006 (together with the notes thereto, the “Interim Domtar Balance Sheet”), and the related unaudited interim consolidated statements of earnings, retained earnings and cash flows of Domtar, the Domtar Subsidiaries and Domtar’s joint ventures for the three months ended March 31, 2006 (together with the notes thereto and the Interim Domtar Balance Sheet, the “Interim Domtar Financial Statements” and, together with the Audited Domtar Financial Statements, the “Domtar Financial Statements”).

(c) The Domtar Financial Statements (i) were prepared in accordance with the books of account and other financial records of Domtar, the Domtar Subsidiaries and Domtar’s joint ventures, (ii) present fairly in all material respects, the financial position of Domtar, the Domtar Subsidiaries and Domtar’s joint ventures and the results of their operations and changes in cash flows as of the dates thereof and for the periods covered thereby, (iii) have been prepared in accordance with Canadian GAAP, in a manner and using accounting principles consistent with Domtar’s historical financial statements (except as may be indicated in the notes thereto and subject, in the case of unaudited interim financial statements, to normal year-end adjustments), and (iv) in the case of the Audited Domtar Financial Statements, meet the requirements of Regulation S-X promulgated under the Securities Act.

(d) Except as set forth in the Interim Domtar Balance Sheet, Domtar and the Domtar Subsidiaries do not have any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) other than (i) liabilities or obligations incurred in the ordinary course of business since March 31, 2006, (ii) liabilities or obligations not required to be disclosed in a balance sheet for Domtar and the Domtar Subsidiaries prepared in accordance with Canadian GAAP or in the notes thereto, or (iii) liabilities or obligations that would not, individually or in the aggregate, reasonably be expected to have a Domtar Material Adverse Effect.

(e) At or prior to the Effective Time, Domtar, to the extent required by applicable Law, will have (A) designed and be maintaining a system of internal controls over financial reporting (as provided by National Instrument 52-109, “Certification of Disclosure in Issuer’s Annual and Interim Filings” (“NI 52-109”) of the

CSAs) sufficient to provide reasonable assurances regarding the reliability of financial reporting with respect to the Domtar Business and the preparation of financial statements with respect to the Domtar Business for external purposes in accordance with Canadian GAAP, and (B) designed and be maintaining disclosure controls and procedures (as contemplated by NI 52-109) to ensure that material information that Domtar is required to disclose with respect to the Domtar Business in the reports Domtar is required to file or submit under applicable Canadian Securities Legislation is recorded, processed, summarized and reported within the time periods specified in the CSAs’ instruments, policies and forms and is accumulated and communicated to Domtar’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of Domtar required pursuant to NI 52-109.

SECTION 3.07. Information Supplied. None of the information supplied or to be supplied by Domtar for inclusion or incorporation by reference in the Domtar Circular, the Weyerhaeuser Canada Circular, the Form 10 or, if applicable, the Form S-4 or the Exchange Offer Schedule (each as defined in Section 4.05(b)) will, at the time each such document is filed with the CSAs or the SEC, as applicable, at any time it is amended or supplemented or at the time it becomes effective under applicable Canadian Securities Legislation (in the case of the Domtar Circular and the Weyerhaeuser Canada Circular), the Securities Act (in the case of the Form S-4) or the Exchange Act (in the case of the Form 10), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

SECTION 3.08. Absence of Certain Changes or Events. From March 31, 2006 to August 22, 2006, the Domtar Business has been conducted only in the ordinary course, and during such period there has not been:

(i) any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Domtar Material Adverse Effect; or

(ii) any action by Domtar or any Domtar Subsidiary that, if taken during the period from August 22, 2006 through the Effective Time, would constitute a breach of Section 5.01(a).

SECTION 3.09. Taxes. (a) Except as, individually or in the aggregate, have not had and would not reasonably be expected to have a Domtar Material Adverse Effect:

(i) all Tax Returns relating to Domtar, each Domtar Subsidiary and the Domtar Business required to be filed on or prior to the date hereof have been timely filed and all such Tax Returns required to be filed after the date hereof and prior to the Closing shall have been timely filed;

(ii) all such Tax Returns are true, correct and complete in all respects; and

(iii) all Taxes relating to Domtar, each Domtar Subsidiary and the Domtar Business required to be paid, charged or collected on or prior to the Closing Date have been timely paid, charged or collected.

(b) The Domtar Financial Statements reflect an adequate reserve in accordance with Canadian GAAP for all Taxes payable by Domtar and the Domtar Subsidiaries (in addition to any reserve for deferred taxes to reflect timing differences between book and tax items) for all Taxable periods and portions thereof through the date of such financial statements.

(c) No deficiency with respect to any Taxes has been proposed, asserted or assessed in writing against Domtar or any Domtar Subsidiary, except to the extent any such deficiency, individually or in the aggregate, has not had and would not reasonably be expected to have a Domtar Material Adverse Effect.

(d) No written agreement or other written document waiving or extending, or having the effect of waiving or extending, the statute of limitations or the period of assessment or collection of any Taxes relating to Domtar, the Domtar Business or any Domtar Subsidiary and no power of attorney with respect to any such Taxes has been filed or entered into with any taxing authority.

(e) There are no material Liens for Taxes (other than for current Taxes not yet due and payable) on the assets of Domtar or any Domtar Subsidiary.

(f) No Domtar Subsidiary (i) has been a member of an affiliated group (or similar state, local or foreign filing group) filing a consolidated U.S. Federal income Tax Return (other than with Domtar or another Domtar Subsidiary) or (ii) has any material liability for the Taxes of any person (other than Domtar or a Domtar Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law).

(g) Neither Domtar nor any Domtar Subsidiary has any material liability for the Taxes of any person as a transferee or successor.

(h) Neither Domtar nor any Domtar Subsidiary has participated directly, indirectly or through a partnership in a transaction or series of transactions which could give rise to an adjustment under subsection 247(2) of the ITA or any comparable law of any province or territory of Canada.

(i) Domtar and each Domtar Subsidiary has deducted, withheld, remitted or self-assessed all material amounts required or permitted to be deducted, withheld, remitted or self-assessed in respect of Taxes on all amounts paid to non-residents of Canada (or, in the case of a Domtar Subsidiary that is resident in the United States, non-residents of the United States) or employees.

(j) Neither Domtar nor any Domtar Subsidiary is bound by any material agreement or arrangement with respect to Taxes (other than such an agreement or arrangement exclusively between or among Domtar and Domtar Subsidiaries).

(k) Within the past two years, neither Domtar nor any Domtar Subsidiary has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.

(l) Neither Domtar nor any Domtar Subsidiary has been a party to a transaction that constitutes a “listed transaction”, for purposes of Section 6011 of the Code and applicable Treasury Regulations thereunder (or a similar provision of state Law), that is or may be subject to examination by the U.S. Internal Revenue Service (the “IRS”).

(m) Neither Domtar nor any Domtar Subsidiary will be required to include in a taxable period ending after the Effective Time any material amount of net taxable income attributable to income that accrued in a prior taxable period but was not included in taxable income for that or another prior taxable period. Without limiting the generality of the foregoing, there are no circumstances that could result in the application of Sections 78, 80, 80.01 to 80.04 or 160 of the ITA or any analogous provision of any provincial or territorial law of Canada.

(n) Neither Domtar nor any Domtar Subsidiary has taken or agreed to take any action or knows of any fact, agreement, plan or other circumstance that would reasonably be expected to prevent the Arrangement from being tax-deferred under the ITA for certain eligible holders of Domtar Common Shares resident in Canada that exchange such shares for Exchangeable Shares provided appropriate elections are filed in the prescribed manner in accordance with Section 85 of the ITA. Neither Domtar nor any Domtar Subsidiary has taken or agreed to take any action or knows of any fact, agreement, plan or other circumstances that would result in the Contribution, Distribution or Arrangement giving rise to Tax liability under Section 355(e) of the Code.

SECTION 3.10. Benefit Plans. From March 31, 2006 to August 22, 2006, neither Domtar nor any Domtar Subsidiary has terminated, adopted, amended or agreed to terminate, adopt or amend in any material respect any collective bargaining agreement or any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock or other equity ownership, stock or other equity purchase, stock or other equity appreciation, restricted stock or other equity, stock or other equity repurchase rights, stock or other equity option, phantom stock or other equity, performance, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other plan, arrangement or understanding (whether or not legally binding or subject to the Laws of Canada or the United States) (i) maintained, contributed to or required to be maintained or contributed to by Domtar or any Domtar Subsidiary or any other person that, together with Domtar is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code or any other applicable Law, providing benefits to any current or former officer, manager, director or employee of Domtar or any Domtar Subsidiary (including, for the avoidance of doubt, any individual who (A) is not actively at work by reason of illness, vacation, short-term disability, long-term disability, workers’ compensation or other leave of absence or (B) is, or is expected to become, an officer, manager, director or employee of Domtar or any Domtar Subsidiary as of the Effective Time) (an “Domtar Employee”) or (ii) in respect of which Domtar or any Domtar Subsidiary would reasonably be expected to have any liability (collectively, “Domtar Benefit Plans”), or made any material change in the manner in which contributions to any Domtar U.S. Pension Plans or Domtar Canadian Pension Plans (in each case, as defined in Section 3.11(a)) are made or the basis on which such contributions are determined.

SECTION 3.11. Employment Agreements; ERISA Compliance; Excess Parachute Payments. (a) Section 3.11(a) of the Domtar Disclosure Letter contains a list of each Domtar Benefit Plan that is an “employee pension benefit plan” (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) (“Domtar U.S. Pension Plans”), “registered pension plan” (as defined in Section 248(1) of the ITA) (“Domtar Canadian Pension Plans”), “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) (“Domtar U.S. Welfare Plans”), employee health and welfare plan maintained for the benefit of Domtar Employees employed in Canada (“Domtar Canadian Welfare Plans”) and all other material Domtar Benefit Plans. For the avoidance of doubt, the term “Domtar U.S. Pension Plans” shall not include any Domtar Canadian Pension Plans, and the term “Domtar U.S. Welfare Plans” shall not include any Domtar Canadian Welfare Plans. Section 3.11(a) of the Domtar Disclosure Letter contains a list of each material employment, consulting, indemnification, severance, termination, change in control, bonus, retention or similar agreement or arrangement between Domtar or any Domtar Subsidiary, on the one hand, and any individual Domtar Employee, on the other hand (collectively, “Domtar Benefit Agreements”). The Domtar Benefit Plans (other than any “multi-employer pension plan”, as defined under applicable Canadian federal or provincial pension standards legislation (an “Domtar Canadian MEPP”) and the Domtar Benefit Agreements have been administered in compliance with their terms and applicable Law, other than instances of non-compliance that, individually and in the aggregate, have not had and would not reasonably be expected to have a Domtar Material Adverse Effect. Domtar has delivered or made available to Weyerhaeuser and Spinco true, complete and correct copies of (i) each Domtar Benefit Plan (other than any Domtar Canadian MEPP) and Domtar Benefit Agreement required to be listed on Section 3.11(a) of the Domtar Disclosure Letter (or, in the case of any unwritten Domtar Benefit Plan or Domtar Benefit Agreement required to be listed on Section 3.11(a) of the Domtar Disclosure Letter, a description thereof), (ii) the most recent annual report on Form 5500 filed with respect to each such Domtar Benefit Plan (if any such report was required), (iii) the most recent summary plan description for each such Domtar Benefit Plan (other than any Domtar Canadian MEPP) for which such summary plan description is required, (iv) each trust agreement, group annuity contract or other funding agreement or contract relating to each such Domtar Benefit Plan, and (v) the most recent actuarial valuation report, if any, for each such Domtar Benefit Plan.

(b) All Domtar U.S. Pension Plans intended to be tax qualified have been the subject of determination letters from the IRS, with respect to all tax Law changes with respect to which the IRS is currently willing to provide a determination letter to the effect that such Domtar U.S. Pension Plans are qualified and exempt from Federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, and no such determination letter has been revoked nor, to the knowledge of Domtar, has revocation been threatened, nor has any such Domtar U.S. Pension Plan been amended since the date of its most recent determination letter or application therefor in any respect that would reasonably be expected to adversely affect its qualification or materially increase its costs (other than any amendment to permit Newco Employees (as defined in Section 4.10) to participate in such plan) or require “security” within the meaning of Section 307 of ERISA. Each Domtar Canadian Pension Plan (other than any Domtar Canadian MEPP) has been established and registered in accordance with the applicable requirements of the ITA and applicable pension standards legislation and such registration has not been revoked nor, to the knowledge of Domtar, has revocation been threatened by the Canadian tax authorities or the applicable pension regulatory authorities.

(c) No Domtar U.S. Pension Plan, other than any Domtar U.S. Pension Plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (an “Domtar Multiemployer Pension Plan”), had, as of the respective last annual valuation date for each such Domtar U.S. Pension Plan, an “unfunded benefit liability” (as such term is defined in Section 4001(a)(18) of ERISA), based on actuarial assumptions that have been furnished to Weyerhaeuser and Spinco, except for instances which, either individually or in the aggregate, have not had and would not reasonably be expected to have a Domtar Material Adverse Effect. None of the Domtar U.S. Pension Plans has an “accumulated funding deficiency” (as such term is defined in Section 302 of ERISA or Section 412 of the Code), whether or not waived, except for instances which, either individually or in the aggregate, have not had and would not reasonably be expected to have a Domtar Material Adverse Effect. Each Domtar Canadian Pension Plan is fully funded on a going concern and solvency basis pursuant to the actuarial assumptions and methodologies set out in Section 3.11(c) of the Domtar Disclosure Letter. None of Domtar or any Domtar Subsidiary, and, to the knowledge of Domtar, no Domtar Employee and no trustee, fiduciary or administrator of any Domtar Benefit Plan or trust thereunder, has engaged in a “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) or any other breach of fiduciary responsibility that would reasonably be expected to subject Domtar, any Domtar Subsidiary or any Domtar Employee to the tax or penalty on prohibited transactions imposed by such Section 4975 or to any liability under Section 502(i) or 502(1) of ERISA, except to the extent that any such taxes or penalties, individually or in the aggregate, have not had and would not reasonably be expected to have a Domtar Material Adverse Effect. None of such Domtar Benefit Plans and trusts has been terminated, nor has there been any “reportable event” (as that term is defined in Section 4043 of ERISA) with respect to any Domtar Benefit Plan during the last five years, except to the extent that any such reportable events, individually or in the aggregate, have not had and would not reasonably be expected to have a Domtar Material Adverse Effect. Neither Domtar nor any Domtar Subsidiary has incurred a “complete withdrawal” or a “partial withdrawal” (as such terms are defined in Sections 4203 and 4205, respectively, of ERISA) since the effective date of such Sections 4203 and 4205 with respect to any Domtar Multiemployer Pension Plan. Neither Domtar nor any Domtar Subsidiary contributes to or has any liability under any multi-employer pension plan as defined under applicable Canadian federal or provincial pension standards legislation.

(d) No Domtar U.S. Welfare Benefit Plan is unfunded or funded through a “welfare benefits fund” (as such term is defined in Section 419(e) of the Code). Each Domtar U.S. Welfare Plan that is a “group health plan” (as such term is defined in Section 5000(b)(1) of the Code), complies with the applicable requirements of Section 4980B(f) of the Code. Each Domtar U.S. Welfare Plan and each Domtar Canadian Welfare Plan (in each case including any such plan covering retirees or other former employees) may be amended or terminated without material liability to Domtar and any Domtar Subsidiary on or at any time after the Effective Time. No Domtar U.S. Welfare Plan or Domtar Canadian Welfare Plan provides post-retirement health or life insurance benefits, except where the cost thereof is borne entirely by the former employee (or his or her eligible dependents).

(e) Neither Domtar nor any person or entity that would be treated as a single employer with Domtar for purposes of Section 414(b), (c), (m) or (o) of the Code would reasonably be expected to incur any Controlled Group Liability (as defined in this Section 3.11(e)) in an amount that would reasonably be expected to have a Domtar Material Adverse Effect. For purposes of this Agreement, “Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, other than for payment of premiums to the Pension Benefit Guaranty Corporation (“PBGC”), (ii) under Section 302 or 4068(a) of ERISA, (iii) under Section 412(n) or 4971 of the Code, and (iv) for violation of the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code or the group health requirements of Sections 9801 et seq. of the Code and Sections 701 et seq. of ERISA.

(f) Other than payments that may be made to the persons listed in Section 3.11(f) of the Domtar Disclosure Letter (the “Primary Domtar Executives”), no amount or other entitlement that could be received (whether in cash or property or the vesting of property) as a result of the Transaction by any officer, director, manager or employee of Domtar or any Domtar Subsidiary who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) under any Domtar Benefit Plan, Domtar Benefit Agreement or other compensation arrangement would be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) and no such disqualified individual is entitled to receive any additional payment (including, without limitation, any tax gross up or other payment) from Domtar, any Domtar Subsidiary or any other person in the event that the excise tax required by Section 4999(a) of the Code is imposed on such disqualified individual. Section 3.11(f) of the Domtar Disclosure Letter sets forth (i) the Company’s reasonable, good faith estimates of the maximum amount that could be paid to each Primary Domtar Executive as a result of the Transactions under any Domtar Benefit Plan, Domtar Benefit Agreement or other compensation arrangements and (ii) the “base amount” (as defined in Section 280G(b)(3) of the Code) for each Primary Domtar Executive calculated as of August 22, 2006.

(g) The execution and delivery of each Transaction Document do not, and the consummation of the Transactions and compliance with the terms hereof and thereof will not (i) entitle any Domtar Employee to severance, termination, change in control or similar pay and benefits, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any Domtar Benefit Plan or Domtar Benefit Agreement, or (iii) result in any breach or violation of, or a default under, any Domtar Benefit Plan or Domtar Benefit Agreement.

SECTION 3.12. Labor Matters. Except as set forth in Section 3.12 of the Domtar Disclosure Letter:

(a) There are no, and during the past three years there has not been any, strikes, lockouts, work stoppages, slowdowns or any other concerted interference with normal operations, stoppage or lockout pending or, to the knowledge of Domtar, threatened against or affecting any Domtar Employee, Domtar or any Domtar Subsidiary, except where such strikes, lockouts, work stoppages, slowdowns, or any other concerted interference with normal operations, stoppage or lockout, individually or in the aggregate, have not had and would not reasonably be expected to have a Domtar Material Adverse Effect.

(b) There are no formal or informal complaints, charges, claims or grievances against Domtar or any Domtar Subsidiary pending or, to the knowledge of Domtar, threatened to be brought or filed with any Governmental Entity, arbitrator or court based on or arising out of the employment by Domtar or any Domtar Subsidiary of any Domtar Employee.

(c) Each of Domtar and the Domtar Subsidiaries is in compliance with all laws, regulations, rules and orders of all Governmental Entities relating to the employment of the Domtar Employees, including without limitation laws, regulations rules and orders relating to wages, hours, collective bargaining, discrimination, civil rights, safety and health, worker notification requirements, immigration, workers’ compensation, layoffs and the collection and payment of withholding Taxes and similar Taxes, except where the failure to be in compliance, individually or in the aggregate, has not had and would not reasonably be expected to have a Domtar Material Adverse Effect.

SECTION 3.13. Litigation. There is no Action pending or, to the knowledge of Domtar, claims that have been asserted against or affecting Domtar or any Domtar Subsidiary (and Domtar is not aware of any basis for any such Action or claim) that, individually or in the aggregate, has had or would reasonably be expected to have a Domtar Material Adverse Effect, nor is there any Judgment outstanding against Domtar or any Domtar Subsidiary that has had or would reasonably be expected to have a Domtar Material Adverse Effect. This Section 3.13 does not relate to Environmental Claims, which are the subject of Section 3.16.

SECTION 3.14. Compliance with Applicable Laws. Domtar and each Domtar Subsidiary is, and has since January 1, 2003 been, in compliance with all applicable Laws, including those relating to occupational health and safety, except for instances of non-compliance that, individually and in the aggregate, have not had and would not reasonably be expected to have a Domtar Material Adverse Effect. Neither Domtar nor any Domtar Subsidiary has received any written communication during the past two years from a Governmental Entity that alleges that Domtar or any Domtar Subsidiary is not in compliance in any material respect with any applicable Law. This Section 3.14 does not relate to matters with respect to Taxes, which are the subject of Section 3.09, or Environmental Laws, which are the subject of Section 3.16.

SECTION 3.15. Brokers. No broker, investment banker, financial advisor or other person, other than JP Morgan and RBC Dominion Securities Inc. is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Domtar or any of its subsidiaries. The fees and expenses of JP Morgan and RBC Dominion Securities Inc. will be paid by Domtar.

SECTION 3.16. Environmental Matters. (a) Except for those matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Domtar Material Adverse Effect:

(i) Domtar and the Domtar Subsidiaries are, and have since January 1, 2003 been, in compliance with all Environmental Laws, and neither Domtar nor any Domtar Subsidiary has received any (A) communication that alleges that Domtar or any Domtar Subsidiary is in violation of, or has liability under, any Environmental Law, or (B) written request for information pursuant to any Environmental Law, including new source review requirements under the Federal Clean Air Act or any state analogue thereto;

(ii) to the knowledge of Domtar, compliance with applicable Environmental Laws will not require Domtar or any Domtar Subsidiary to incur costs, including the costs of pollution control equipment that are known or anticipated to be required in the future, beyond those (A) currently budgeted for the fiscal year ended December 31, 2006, (B) approved by senior management of Domtar in a budget for the fiscal year ended December 31, 2007 materially consistent with the budget for the fiscal year ended December 31, 2006, or (C) set forth in Section 3.16(a)(ii) of the Domtar Disclosure Letter;

(iii) (A) Domtar and each Domtar Subsidiary have obtained and are in compliance with all permits, licenses and governmental authorizations pursuant to Environmental Laws (collectively “Environmental Permits”) necessary for their operations as currently conducted, (B) all such Environmental Permits are valid and in good standing, and (C) neither Domtar nor any Domtar Subsidiary has been advised by any Governmental Entity of any actual or potential change in the status or terms and conditions of any such Environmental Permit;

(iv) there are no Environmental Claims pending or, to the knowledge of Domtar, threatened that have been asserted against or affecting Domtar or any Domtar Subsidiary;

(v) there have been no Releases of any Hazardous Material that have formed the basis of any Environmental Claim or unsatisfied judgment pending against Domtar or any Domtar Subsidiary or against any person whose liabilities for such Environmental Claims Domtar or any Domtar Subsidiary has, or may have, retained or assumed, either contractually or by operation of law; and

(vi) (A) neither Domtar nor any Domtar Subsidiary has retained or assumed, either contractually or by operation of law, any liabilities or obligations that have had or would reasonably be expected to form the basis of any Environmental Claim against Domtar or any Domtar Subsidiary, and (B) to the knowledge of Domtar, no Environmental Claims are pending against any person whose liabilities for such Environmental Claims Domtar or any Domtar Subsidiary has, or may have, retained or assumed, either contractually or by operation of law.

(b) Domtar has provided Weyerhaeuser with all material Phase I and Phase II environmental site assessments and non-privileged internal environmental audit reports, in each case conducted since July 1, 2003 and in the possession, custody or control of Domtar or any Domtar Subsidiary.

SECTION 3.17. Title To Properties. Domtar and each Domtar Subsidiary has, in all material respects, good and valid fee simple title (and for real estate located in Quebec, good and valid title) to the Domtar Owned Real Property (as defined in Section 3.22(a)), valid leasehold interests in the Domtar Leased Real Property (as defined in Section 3.22(b)) and valid title in other tangible assets necessary for the conduct of the Domtar Business as currently conducted, in each case free of any Liens, except for (i) Liens securing indebtedness reflected in the Domtar Financial Statements, (ii) Liens consisting of zoning or planning restrictions, permits, easements, covenants and other restrictions or limitations on the use of real property or irregularities in title thereto, which do not materially impair the use of such property as it is presently used in connection with the Domtar Business, (iii) Liens for current Taxes, assessments or governmental charges or levies on property not yet due or which are being contested in good faith and for which appropriate reserves in accordance with Canadian GAAP have been created, (iv) mechanic’s, materialmen’s and similar Liens arising in the ordinary course of business or by operation of Law, (v) Liens which have been placed by any developer, landlord or other third party on any Domtar Leased Real Property and subordination or similar agreements relating thereto and (vi) Liens which would not, individually or in the aggregate, reasonably be expected to materially and adversely affect the use of such assets in the Domtar Business (“Domtar Permitted Liens”).

SECTION 3.18. Intellectual Property. (a) Section 3.18(a) of the Domtar Disclosure Letter sets forth all patents, trademarks, trade names, service marks, copyrights and domain names (collectively, the “Registered Intellectual Property”) that are owned by Domtar and used in the conduct of the Domtar Business as currently conducted. Except for the Intellectual Property Rights, trade secrets, know-how and all other intellectual property rights (collectively, the “Intellectual Property Rights”) that are the subject of claims set forth in Section 3.18(b) of the Domtar Disclosure Letter (to the extent of such claims), (1) Domtar or a Domtar Subsidiary is the sole and exclusive owner of the Intellectual Property Rights owned by Domtar or a Domtar Subsidiary and used in the conduct of the Domtar Business as currently conducted (collectively, “Domtar Intellectual Property Rights”) free and clear of all perfected and unperfected security interests other than Domtar Permitted Liens, (2) neither Domtar nor any Domtar Subsidiary has granted an exclusive license to any Domtar Intellectual Property Rights, and (3) no material license fees of any kind are currently required for the use by Domtar or any Domtar Subsidiary of any Domtar Intellectual Property Rights. Notwithstanding any other representations in this Section 3.18(a), Domtar makes no representation with respect to whether patent applications set forth in Section 3.18(a) of the Domtar Disclosure Letter will be issued by the applicable governmental authority or if issued, whether practicing any of the claims in any such patents infringes or will infringe any claims of any third party’s patents.

(b) Except as set forth in Section 3.18(b) of the Domtar Disclosure Letter, no claims are pending or, to the knowledge of Domtar, have been asserted, as of August 22, 2006 against Domtar or any Domtar Subsidiary by any person (i) claiming that Domtar or any Domtar Subsidiary is infringing or has infringed any Intellectual Property Right in the operation or conduct of the Domtar Business as currently conducted or (ii) challenging the validity, ownership, patentability, enforceability, registrability or use by Domtar or any Domtar Subsidiary of any Domtar Intellectual Property Rights. As of August 22, 2006, to the knowledge of Domtar, no person is infringing or misappropriating the rights of Domtar or any Domtar Subsidiary with respect to any Domtar Intellectual Property Rights.

(c) There are no unpaid maintenance or renewal fees currently overdue for any Registered Intellectual Property set forth or required to be set forth in Section 3.18(a) of the Domtar Disclosure Letter, nor have any material applications or registrations therefor lapsed or been abandoned, canceled, or expired other than in the ordinary course of business.

SECTION 3.19. Insurance. All of the material insurance policies held by Domtar or any of the Domtar Subsidiaries, or under which any of them is an insured party, that insure any assets or business of Domtar or any Domtar Subsidiary or the Domtar Business (or any portion thereof) (i) are maintained with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in a business similar to the Domtar Business and (ii) are in full force and effect and all premiums due thereon have been paid. Domtar and the Domtar Subsidiaries have complied with the terms and provisions of such insurance policies, except for any non-compliance that, individually or in the aggregate, has not had and would not reasonably be expected to have a Domtar Material Adverse Effect.

SECTION 3.20. Material Agreements. Section 3.20 of the Domtar Disclosure Letter sets forth a list of all the Domtar Material Agreements as of August 22, 2006. For the purpose of this Agreement, the term “Domtar Material Agreements” means any of the following agreements, arrangements, commitments or understandings, whether or not in writing, to which Domtar or any Domtar Subsidiary is a party:

(a) any “material contract” (as defined in Item 601(b)(10) of Regulation S-K promulgated under the Securities Act);

(b) any non-competition agreement or any other agreement, arrangement, commitment or understanding that materially limits, or would reasonably be expected to materially limit, Domtar or any Domtar Subsidiary from conducting and engaging in the Domtar Business after the Effective Time;

(c) any agreement, arrangement, commitment or understanding with respect to any partnership, joint venture or strategic alliance material to the Domtar Business;

(d) any agreement, arrangement, commitment or understanding that will govern the terms of indebtedness, or guarantees of indebtedness, of Domtar or any Domtar Subsidiary after the Effective Time; and

(e) any agreement, arrangement, commitment or understanding (other than any short-term purchase agreement, arrangement, commitment or understanding entered into in the ordinary course of business) that provides for annual payments in excess of $1,000,000 and that is not terminable by notice of not more than 90 days for a cost of less than $75,000.

Each of the Domtar Material Agreements required to be set forth in Section 3.20 of the Domtar Disclosure Letter or entered into after August 22, 2006 is or will be in full force and effect (except to the extent any of them expires in accordance with its terms) and neither Domtar nor any Domtar Subsidiary has violated any provisions of, or committed or failed to perform any act that, with or without notice, lapse of time or both, would constitute a default under the provisions of any Domtar Material Agreement, except for violations or defaults that, individually or in the aggregate, have not had and would not reasonably be expected to have a Domtar Material Adverse Effect. True, correct and complete copies of each written Domtar Material Agreement, and a summary of each oral Domtar Material Agreement, listed in Section 3.20 of the Domtar Disclosure Letter (including all written modifications and amendments thereto and waivers thereunder) have been made available to Weyerhaeuser.

SECTION 3.21. Opinion of Financial Advisors. JP Morgan and RBC Dominion Securities Inc. have delivered to Domtar written opinions to the effect that, as of August 22, 2006, the Arrangement Consideration is fair from a financial point of view to the Domtar Shareholders who become holders of Spinco Common Stock or Exchangeable Shares in connection with the Transactions. Domtar has delivered a copy of such opinions to Weyerhaeuser for informational purposes only.

SECTION 3.22. Real Estate. (a) Section 3.22(a) of the Domtar Disclosure Letter lists all real property (in each case, together with the address, if any) that is owned by Domtar and the Domtar Subsidiaries and that is material in the operation or conduct of the Domtar Business (the “Domtar Owned Real Property”).

(b) Section 3.22(b) of the Domtar Disclosure Letter lists all real property (in each case, together with the address, if any) in which Domtar or any of the Domtar Subsidiaries holds a leasehold interest and that is material in the operation or conduct of the Domtar Business (the “Domtar Leased Real Property”). Domtar has made available to Weyerhaeuser a true and complete copy of each material lease agreement under which the Domtar Leased Real Property is held. There is no material default under any such lease by Domtar or any Domtar Subsidiary or, to the knowledge of Domtar, by any other party thereto that has had or would reasonably be expected to have a Domtar Material Adverse Effect.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF WEYERHAEUSER

AND THE SPINCO PARTIES

Weyerhaeuser and the Spinco Parties, jointly and severally, represent and warrant to Domtar that, except as disclosed in the manner contemplated in Section 9.04 in the letter, dated as of August 22, 2006, from Weyerhaeuser to Domtar (the “Weyerhaeuser Disclosure Letter”) and except as contemplated in the Transaction Documents:

SECTION 4.01. Organization, Standing and Power. Each of Weyerhaeuser, Weyerhaeuser Canada, Weyerhaeuser Saskatchewan and the Spinco Parties is duly organized, validly existing and in good standing (or its equivalent status) under the laws of the jurisdiction in which it is organized and has full power and authority, and Weyerhaeuser, Weyerhaeuser Canada, and Weyerhaeuser Saskatchewan possess, and Newco and Exchangeco Subsidiary will possess immediately after the Distribution Date, all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct the Newco Business as presently conducted, other than such franchises, licenses, permits, authorizations and approvals the lack of which, individually or in the aggregate, has not had and would not reasonably be expected to have a Newco Material Adverse Effect. Each of Weyerhaeuser, Weyerhaeuser Canada, Weyerhaeuser Saskatchewan and the Spinco Parties is duly qualified to do business in each jurisdiction where the nature of the Newco Business or the ownership or leasing of the Newco Assets or the Newco Canada Exchangeco Assets make such qualification necessary or the failure to so qualify has had or would reasonably be expected to have a Newco Material Adverse Effect. Weyerhaeuser, Weyerhaeuser Canada, Weyerhaeuser Saskatchewan and the Spinco Parties have delivered to Domtar true and complete copies of their articles of incorporation and by-laws, certificate of incorporation and by-laws or certificate of formation and limited liability company agreement, in each case, as amended through August 22, 2006.

SECTION 4.02. Spinco Parties; Equity Interests. (a) Section 4.02 of the Weyerhaeuser Disclosure Letter lists each Spinco Party and each subsidiary of Weyerhaeuser (a “Weyerhaeuser Subsidiary”) involved in the conduct of the Newco Business and its jurisdiction of organization. All the outstanding shares of capital stock or other equity interests of each Spinco Party have been duly authorized, validly issued and (to the extent representing capital stock) are fully paid and non-assessable and are owned by Weyerhaeuser or by a New Spinco Party, free and clear of all Liens. Each of the New Spinco Parties was formed specifically for the Transactions and has conducted no operations and incurred no obligations other than in connection with the Transactions.

(b) As of August 22, 2006, Spinco did not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any person. Immediately prior to the Closing Date, Spinco will not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any person, except for its interests in Newco, DDII, Newco Holding, Newco Canada, Old Newco Canada, Newco Canada Exchangeco, Exchangeco Subsidiary, Offerco, Wapawekka Lumber Partnership and Wapawekka Lumber.

(c) As of August 22, 2006, Newco did not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any person other than its interests in Newco Holding, Old Newco Canada and Newco Canada Exchangeco. Immediately prior to the Closing Date, Newco will not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any person other than its interests in Newco Holding, DDII, Newco Canada, Old Newco Canada, Newco Canada Exchangeco; Exchangeco Subsidiary, Offerco, Wapawekka Lumber Partnership and Wapawekka Lumber.

(d) As of the date of this Agreement, DDII does not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any person. Immediately prior to the Closing Date, DDII will not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any person other than its interests in Newco Holding, Newco Canada, Old Newco Canada, Newco Canada Exchangeco, Exchangeco Subsidiary, Offerco, Wapawekka Lumber Partnership and Wapawekka Lumber.

(e) As of August 22, 2006, Newco Holding did not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any person other than its interests in Old Newco Canada and Newco Canada Exchangeco. Immediately prior to the Closing Date, Newco Holding will not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any person other than its interests in Newco Canada, Old Newco Canada, Newco Canada Exchangeco, Exchangeco Subsidiary, Offerco, Wapawekka Lumber Partnership and Wapawekka Lumber.

(f) As of August 22, 2006, Old Newco Canada did not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any person other than its interests in Newco Canada Exchangeco. As of the date of this Agreement and immediately prior to the Closing Date, Old Newco Canada does not own and will not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or equity interest in any person.

(g) As of the date of this Agreement, Newco Canada does not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any person other than its interests in Newco Canada Exchangeco, Exchangeco Subsidiary and Offerco. Immediately prior to the Closing Date, Newco Canada will not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any person other than its interests in Newco Canada Exchangeco, Exchangeco Subsidiary, Offerco, Wapawekka Lumber Partnership and Wapawekka Lumber.

(h) As of August 22, 2006, Newco Canada Exchangeco did not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any person. Immediately prior to the Closing Date, Newco Canada Exchangeco will not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any person other than its interests in Exchangeco Subsidiary, Offerco, Wapawekka Lumber Partnership and Wapawekka Lumber.

(i) As of the date of this Agreement, Exchangeco Subsidiary does not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any person. Immediately prior to the Closing Date, Exchangeco Subsidiary will not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any person other than its interests in Wapawekka Lumber Partnership and Wapawekka Lumber.

(j) As of the date of this Agreement and immediately prior to the Closing Date, Offerco does not own and will not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or equity interest in any person.

SECTION 4.03. Capital Structure. (a) As of August 22, 2006, the authorized capital stock of Spinco consisted solely of 1,000 shares of Spinco Common Stock, of which 1,000 shares of Spinco Common Stock were outstanding. Prior to the Distribution, all the outstanding shares of Spinco Common Stock will be owned directly by Weyerhaeuser free and clear of any Lien. Immediately following the Distribution, (i) there will be outstanding a number of shares of Spinco Common Stock determined as provided in Section 2.12 of the Contribution and Distribution Agreement, (ii) no shares of Spinco Common Stock will be held in its treasury, and (iii) no bonds, debentures, notes or other indebtedness of Spinco having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Spinco Common Stock may vote (“Voting Spinco Debt”) will be outstanding. All shares of Spinco Common Stock to be issued in the Transactions will be, when issued, duly authorized, validly issued, fully paid and non-assessable. Except as provided in this Agreement and the Contribution and Distribution Agreement, there are no options, warrants, rights, convertible or exchangeable securities, “phantom” stock or other equity rights, stock or other equity appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which Spinco or any Spinco Party is a party or by which any of them is bound (i) obligating Spinco or any Spinco Party to issue, deliver, sell, repurchase, redeem or otherwise acquire or cause to be issued, delivered, sold, repurchased, redeemed or otherwise acquired additional shares of capital stock or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, Spinco or of any Spinco Party or any Voting Spinco Debt, (ii) obligating Spinco or any Spinco Party to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, Contract, arrangement or undertaking, or (iii) that give any person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of Spinco Common Stock or to holders of shares of any of the other Spinco Parties.

(b) As of August 22, 2006, 1,000 units of Newco Equity Interests were issued and outstanding. Immediately prior to the Contribution, all such units of Newco Equity Interests will be owned directly by Weyerhaeuser, free and clear of any Lien. At the Effective Time, all such units of Newco Equity Interests will be owned directly by Spinco free and clear of any Lien, except for any Lien securing Transaction Debt (as defined in Section 7.01(j)). There are not any bonds, debentures, notes or other indebtedness of Newco having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Newco Equity Interests may vote (“Voting Newco Debt”). All units of Newco Equity Interests to be issued in the Transactions will be, when issued, duly authorized, validly issued, fully paid and non-assessable. Except as provided in this Agreement and the Contribution and Distribution Agreement, there are no options, warrants, rights, convertible or exchangeable securities, “phantom” or other equity stock rights, stock or other equity appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which Newco or any of its subsidiaries (each, a “Newco Subsidiary”) is a party or by which any of them is bound (i) obligating Newco or any Newco Subsidiary to issue, deliver, sell, repurchase, redeem or otherwise acquire or cause to be issued, delivered, sold, repurchased, redeemed or otherwise acquired additional limited liability company interests or other equity interests in, or any security convertible or exercisable for or exchangeable into any limited liability company interests of or other equity interest in, Newco or of any Newco Subsidiary or any Voting Newco Debt, (ii) obligating Newco or any Newco Subsidiary to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, Contract, arrangement or undertaking or (iii) that give any person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of Newco Equity Interests.

(c) As of August 22, 2006, the authorized capital stock of Weyerhaeuser consisted solely of 400,000,000 shares of Weyerhaeuser Common Stock, 7,000,000 shares of preferred stock, par value $1.00 per share, 40,000,000 preference shares, par value $1.00 per share and one share of Special Voting Stock. As of the close of business on August 21, 2006, (i) 246,253,931 shares of Weyerhaeuser Common Stock and one share of Special Voting Stock were issued and outstanding, (ii) 11,061,777 shares of Weyerhaeuser Common Stock were reserved for issuance pursuant to the Weyerhaeuser Stock Plans (as defined in Section 6.08(e)), and (iii) 2,018,630 shares of Weyerhaeuser Common Stock were reserved for issuance upon the exchange of Weyerhaeuser Canada Exchangeable Shares issued by Weyerhaeuser Canada. All outstanding shares of

Weyerhaeuser Common Stock are, and all shares of Weyerhaeuser Common Stock which may be issued will be, when issued, duly authorized, validly issued, fully paid and non-assessable. Section 4.03(c) of the Weyerhaeuser Disclosure Letter sets forth, as of August 22, 2006, the number and kind of outstanding options, stock appreciation rights, restricted stock units, restricted shares and other awards granted under the Weyerhaeuser Stock Plans held by Newco Employees on such date, including the exercise prices of such options and stock appreciation rights and the number of shares of Weyerhaeuser Common Stock issuable pursuant thereto. Other than the Weyerhaeuser Equity Awards (as defined in Section 6.08), there are not any options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which Weyerhaeuser is a party obligating Weyerhaeuser to deliver or distribute any shares of Spinco Common Stock, or obligating Weyerhaeuser to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, Contract, arrangement or undertaking.

SECTION 4.04. Authority; Execution and Delivery; Enforceability. (a) Each of Weyerhaeuser and the Spinco Parties has all requisite power and authority to execute and deliver each Transaction Document to which it is or is contemplated to be a party, to perform its obligations thereunder and to consummate the Transactions. The execution and delivery by Weyerhaeuser and the Spinco Parties of each Transaction Document to which they are or are contemplated to be a party and the consummation by Weyerhaeuser and the Spinco Parties of the Transactions have been duly authorized by all requisite action on the part of Weyerhaeuser and the Spinco Parties. Each of Weyerhaeuser and the Spinco Parties has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by the other parties hereto, this Agreement constitutes its legal, valid and binding obligation, enforceable against each of Weyerhaeuser and such Spinco Parties in accordance with its terms (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies). Prior to the Effective Time, each of Weyerhaeuser and the Spinco Parties will have duly executed and delivered each other Transaction Document to which it is or is contemplated to be a party, and, assuming due authorization, execution and delivery by the other parties thereto, each other Transaction Document to which it is or is contemplated to be a party will constitute its legal, valid and binding obligation, enforceable against it in accordance with its terms (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies).

(b) The Boards of Directors of Weyerhaeuser and each of the Spinco Parties have duly and unanimously approved this Agreement and the other Transaction Documents to which they are or are contemplated to be a party. Weyerhaeuser, as the sole member and manager of Newco, has duly approved this Agreement and the other Transaction Documents to which Newco is or is contemplated to be a party.

(c) As of August 22, 2006, the sole stockholder of Spinco was Weyerhaeuser. Immediately after execution of the Original Agreement, Weyerhaeuser approved and adopted (the “Spinco Stockholder Approval”) by written consent all aspects of this Agreement, the other Transaction Documents to which Spinco is or is contemplated to be a party and the Transactions, in each case which require the consent of Spinco’s stockholders under the DGCL, Spinco’s certificate of incorporation or Spinco’s by-laws. The approval of Weyerhaeuser’s shareholders is not required to effect the Transactions. Upon obtaining the Spinco Stockholder Approval, the approval of Spinco’s stockholders after the Distribution Date will not be required to effect the Transactions, unless this Agreement is amended after the Distribution Date and such approval is required, solely as a result of such amendment, under the DGCL, Spinco’s certificate of incorporation or Spinco’s by-laws.

SECTION 4.05. No Conflicts; Governmental Approvals. (a) The execution and delivery by each of Weyerhaeuser and the Spinco Parties of each Transaction Document to which it is a party do not, the execution and delivery by each of Weyerhaeuser and the Spinco Parties of each Transaction Document to which it is contemplated that Weyerhaeuser or such Spinco Party will be a party will not, and the consummation of the Spinco Share Issuance and the other Transactions and compliance with the terms hereof and thereof will not, conflict with, or result in any violation of or default (or an event that, with or without notice or lapse of time or both, would become a default) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to a loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any person under, or result in the creation of any Lien upon any issued and outstanding share of capital stock or equity interest of any Spinco Party or any of the Newco Assets, Newco Canada Exchangeco Assets, Newco Liabilities, Newco Canada Exchangeco Liabilities or the Newco Business under, any provision of (i) the certificate or articles of incorporation, the by-laws, the certificate of formation, the limited liability company agreement or the comparable charter or organizational documents of Weyerhaeuser or any Spinco Party, (ii) any Contract to which Weyerhaeuser, any Spinco Party or any Weyerhaeuser Subsidiary is a party or by which any of their respective properties or assets is bound, or (iii) subject to the filings, consents and other matters referred to in Section 4.05(b), any Judgment or Law applicable to Weyerhaeuser, any Spinco Party or any Weyerhaeuser Subsidiary or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, have not had and would not reasonably be expected to have a Newco Material Adverse Effect or a Material Adverse Effect on Weyerhaeuser.

(b) No Governmental Approval of, or registration, declaration or filing with, or permit from, any Governmental Entity is required to be obtained or made by or with respect to Weyerhaeuser, any Spinco Party or any Weyerhaeuser Subsidiary in connection with the execution, delivery and performance of any Transaction Document to which Weyerhaeuser or any Spinco Party is a party or the consummation of the Transactions, other than (i) compliance with and filings under the Competition Act, the Investment Canada Act and the HSR Act, (ii) the filings by Spinco with the SEC (A) on Form S-4 (or other appropriate form required by the SEC) registering under the Securities Act the distribution of shares of Spinco Common Stock to holders of Weyerhaeuser Common Stock if such registration is required by applicable Law or the SEC (the “Form S-4”), (B) on Form 10 (the “Form 10”) registering under the Exchange Act the shares of Spinco Common Stock, (C) the Spinco Registration Statement (as defined in Section 6.03(b)) registering under the Securities Act the issuance of shares of Spinco Common Stock from time to time after the Effective Time upon exchange of the Exchangeable Shares, and (D) the Form S-8 registering under the Securities Act the shares of Spinco Common Stock issued from time to time after the Effective Time upon exercise of the Replacement Options, Amended Replacement Options, Replacement Rights, Replacement DSUs, Replacement PSUs, Replacement Restricted Shares, Substituted Spinco Options, Substituted Spinco SARs and Substituted Spinco RSUs (collectively, the “Equity Awards”), (iii) if Weyerhaeuser elects to effect the Distribution as an exchange offer, the filings by Weyerhaeuser with the SEC pursuant to Rule 13e-4 under the Exchange Act (the “Exchange Offer Schedule”), (iv) the filing of the amended certificate of incorporation of Spinco pursuant to Section 1.09 with the Secretary of State of the State of Delaware, (v) any Governmental Approval or filing in connection with the listing of the shares of Spinco Common Stock on the New York Stock Exchange, Inc. (the “NYSE”) and the TSX and compliance by Weyerhaeuser with the rules of the NYSE and the by-laws and requirements of the TSX, (vi) any Governmental Approval or filing in connection with the listing of the Exchangeable Shares and the Class B Common Shares on the TSX and compliance by Newco Canada Exchangeco and Offerco with the by-laws and requirements of the TSX, (vii) any filings with the CSAs and the TSX in connection with the issuance and first resale of (A) the shares of Spinco Common Stock, Class B Common Shares and Exchangeable Shares issued pursuant to the Arrangement or the Distribution, (B) the shares of Spinco Common Stock issued from time to time after the Effective Time upon exchange of the Exchangeable Shares, and (C) the shares of Spinco Common Stock issued from time to time after the Effective Time upon exercise of the Equity Awards, (viii) any filings with the CSAs, (ix) such Governmental Approvals and filings as are required to be obtained or made under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Spinco Common Stock pursuant to the Transaction Documents, (x) such Governmental Approvals and filings as are required to be obtained or made from the IRS in connection with the IRS Ruling (as defined in Section 6.27(a)), and (xi) such other Governmental Approvals, registrations, declarations, filings or permits that, individually or in the aggregate, have not had and would not reasonably be expected to have a Newco Material Adverse Effect.

SECTION 4.06. SEC Documents; Undisclosed Liabilities. (a) As of August 22, 2006 no Newco Party is subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act. Weyerhaeuser has filed all reports, schedules, forms, statements and other documents required to be filed by Weyerhaeuser with the SEC since January 1, 2005 pursuant to Sections 13(a) and 15(d) of the Exchange Act, and as of its respective date, each such report, schedule, form, statement or other document complied in all material respects with the requirements of the Exchange Act except for such failures to make such filings that, individually or in the aggregate, would not have a materially adverse effect on, or materially delay, the ability of Weyerhaeuser to perform its obligations under this Agreement and the other Transaction Documents or to consummate the Transaction. With respect to the Newco Business only, Weyerhaeuser has not filed any documents with the SEC since January 1, 2005 under Section 13(a) or 15(d) of the Exchange Act which, as of their respective dates (or, if amended or superseded by a filing prior to August 22, 2006, then on the date of such filing) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) Section 4.06(b) of the Weyerhaeuser Disclosure Letter includes (i) an unaudited balance sheet with respect to the Newco Business (other than the Canadian Logging, Forest Management and Saw Mill Operations) at March 26, 2006 (together with the notes thereto, the “Interim Newco Balance Sheet”) and the related unaudited statements of income and cash flows for the 13-week period ended March 26, 2006 (together with the notes thereto and the Interim Newco Balance Sheet, the “Interim Newco Financial Statements”) and (ii) an unaudited balance sheet with respect to the Newco Business (other than the Canadian Logging, Forest Management and Saw Mill Operations) at December 25, 2005 (together with the notes thereto, the “2005 Newco Balance Sheet”) and the related unaudited statements of income and cash flows for the twelve month period ended December 25, 2005 (together with the notes thereto and the 2005 Newco Balance Sheet, the “2005 Unaudited Newco Financial Statements” and, together with the Interim Newco Financial Statements, the “Unaudited Newco Financial Statements”). The Unaudited Newco Financial Statements and, when delivered in accordance with Section 6.24(a), the Audited Newco Financial Statements (as defined in Section 6.24(a)) (collectively, the “Newco Financial Statements”), (i) were (and, in the case of the Audited Newco Financial Statements, shall have been) prepared in accordance with the books of account and other financial records of Weyerhaeuser and its subsidiaries, (ii) present fairly (and, in the case of the Audited Newco Financial Statements, shall present fairly), in all material respects, the financial position of the Newco Business (in the case of the Unaudited Newco Financial Statements other than the Canadian Logging, Forest Management and Saw Mill Operations) and the results of its operations and changes in cash flows as of the dates thereof and for the periods covered thereby, (iii) have been (and, in the case of the Audited Newco Financial Statements, shall have been) prepared in accordance with U.S. GAAP, in a manner and using accounting principles consistent with Weyerhaeuser’s historical financial statements (except as may be indicated in the notes thereto and subject, in the case of unaudited financial statements, to normal year-end adjustments), and (iv) in the case of the Audited Newco Financial Statements, shall meet the requirements of Regulation S-X, promulgated pursuant to the Securities Act.

(c) Except as set forth on the Interim Newco Balance Sheet, the Newco Business (other than the Canadian Logging, Forest Management and Saw Mill Operations) has no liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) other than (i) liabilities or obligations incurred in the ordinary course of business since March 26, 2006, (ii) liabilities or obligations not required to be disclosed on a balance sheet for the Newco Business prepared in accordance with U.S. GAAP or in the notes thereto, or (iii) liabilities or obligations that would not, individually or in the aggregate, reasonably be expected to have a Newco Material Adverse Effect.

SECTION 4.07. Information Supplied. None of the information supplied or to be supplied by Weyerhaeuser or any of the Spinco Parties for inclusion or incorporation by reference in the Domtar Circular, the Weyerhaeuser Canada Circular, the Form 10 or, if applicable, the Form S-4 or the Exchange Offer Schedule will, at the time each such document is filed with the CSAs or the SEC, as applicable, at any time it is amended or supplemented or at the time it becomes effective under applicable Canadian Securities Legislation (in the case of the Domtar Circular and the Weyerhaeuser Canada Circular), the Securities Act (in the case of the Form S-4) or the Exchange Act (in the case of the Form 10), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

SECTION 4.08. Absence of Certain Changes or Events. From March 26, 2006 to August 22, 2006, the Newco Business has been conducted only in the ordinary course, and during such period there has not been:

(i) any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Newco Material Adverse Effect; or

(ii) any action by Weyerhaeuser, any Weyerhaeuser Subsidiary or any Spinco Party that, if taken during the period from August 22, 2006 through the Effective Time, would constitute a breach of Section 5.01(b).

SECTION 4.09. Taxes. (a) Except as, individually or in the aggregate, have not had and would not reasonably be expected to have a Newco Material Adverse Effect:

(i) all Tax Returns (including Tax Returns of Weyerhaeuser and any Weyerhaeuser Subsidiary) relating to the Newco Business, the Newco Assets, the Newco Canada Exchangeco Assets and the Spinco Parties required to be filed on or prior to the date of this Agreement have been timely filed and all such Tax Returns required to be filed after the date of this Agreement and prior to the Closing shall have been timely filed;

(ii) all such Tax Returns are true, correct and complete in all respects; and

(iii) all Taxes relating to the Newco Business, the Newco Assets, the Newco Canada Exchangeco Assets and the Spinco Parties required to be paid, charged or collected on or prior to the Closing Date have been timely paid, charged or collected.

(b) The Unaudited Newco Financial Statements reflect an adequate reserve in accordance with U.S. GAAP for all Taxes payable by the Spinco Parties (in addition to any reserve for deferred taxes to reflect timing differences between book and tax items) for all Taxable periods and portions thereof through the date of such financial statements.

(c) No deficiency with respect to any Taxes has been proposed, asserted or assessed in writing against Weyerhaeuser, any Weyerhaeuser Subsidiary or any Spinco Party with respect to the Newco Business, except to the extent any such deficiency, individually or in the aggregate, has not had and would not reasonably be expected to have a Newco Material Adverse Effect.

(d) No written agreement or other written document waiving or extending, or having the effect of waiving or extending, the statute of limitations or the period of assessment or collection of any Taxes relating to any Spinco Party or the Newco Business and no power of attorney with respect to any such Taxes have been filed or entered into with any taxing authority.

(e) There are no material Liens for Taxes (other than for current Taxes not yet due and payable) on the assets of any Spinco Party.

(f) No Spinco Party (i) has been a member of an affiliated group (or similar state, local or foreign filing group) filing a consolidated U.S. Federal income Tax Return (other than the group the common parent of which is Weyerhaeuser) or (ii) has any material liability for the Taxes of any person (other than Weyerhaeuser or a Weyerhaeuser Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law).

(g) No Spinco Party has any material liability for the Taxes of any person as a transferee or successor.

(h) No Spinco Party is bound by any material agreement or arrangement with respect to Taxes (other than the Tax Sharing Agreement).

(i) Within the past two years, no Spinco Party has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code (other than in connection with the Distribution).

(j) No Spinco Party has been a party to a transaction that constitutes a “listed transaction”, for purposes of Section 6011 of the Code and applicable Treasury Regulations thereunder (or a similar provision of state Law), that is or may be subject to examination by the IRS.

(k) No Spinco Party will be required to include in a taxable period ending after the Effective Time any material amount of net taxable income attributable to income that accrued in a prior taxable period but was not included in taxable income for that or another prior taxable period.

(l) Neither Weyerhaeuser nor any Spinco Party has taken or agreed to take any action or knows of any fact, agreement, plan or other circumstance that has had or would reasonably be expected to prevent: (i) the Contribution and Distribution from qualifying as a spin-off pursuant to Section 355 of the Code and as a reorganization pursuant to Section 368 of the Code, or (ii) the Arrangement from being tax deferred under the ITA for certain eligible holders of Domtar Common Shares resident in Canada that exchange such shares for Exchangeable Shares provided appropriate elections are filed in the prescribed manner in accordance with Section 85 of the ITA. Neither Weyerhaeuser nor any Spinco Party has taken or agreed to take any action or knows of any fact, agreement, plan or other circumstances that would result in the Contribution, Distribution or Arrangement giving rise to Tax liability under Section 355(d) or 355(e) of the Code.

(m) The classification for United States Federal income tax purposes of each affiliate owned by Spinco is as set forth in Section 4.09(m) of the Weyerhaeuser Disclosure Letter.

(n) Weyerhaeuser and each Weyerhaeuser Subsidiary has deducted, withheld, remitted or self-assessed all material amounts required or permitted to be deducted, withheld, remitted or self-assessed in respect of Taxes on all amounts paid to non-residents of the United States (or, in the case of a Weyerhaeuser Subsidiary which is resident in Canada, non-residents of Canada) or employees, in each case only to the extent such amounts relate to the Newco Business.

SECTION 4.10. Benefit Plans. From March 26, 2006 to August 22, 2006, none of Weyerhaeuser or any of its subsidiaries has terminated, adopted, amended or agreed to terminate, adopt or amend in any material respect any collective bargaining agreement or any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock or other equity ownership, stock or other equity purchase, stock or other equity appreciation, restricted stock or other equity, stock or other equity repurchase rights, stock or other equity option, phantom stock or other equity, performance, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other plan, arrangement or understanding (whether or not legally binding or subject to the Laws of the United States or Canada) (i) maintained, contributed to or required to be maintained or contributed to by Weyerhaeuser or any of its subsidiaries or any other person that, together with Weyerhaeuser or any New Spinco Party, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code or any other applicable Law, providing benefits to any current or former officer, manager, director or employee of Newco or any Newco Party (including, for the avoidance of doubt, any individual who (A) is not actively at work by reason of illness, vacation, short-term disability, long-term disability, workers’ compensation or other leave of absence, (B) is primarily engaged in the Newco Business or (C) is, or is expected to become, an officer, director or employee of any New Spinco Party as of the Effective Time) (a “Newco Employee”) or (ii) in respect of which Newco or any Newco Subsidiary would reasonably be expected to have any liability (collectively, “Newco Benefit Plans”), or made any material change in the manner in which contributions to any Newco U.S. Pension Plan or Newco Canadian Pension Plan (in each case as defined in Section 4.11(a)) are made or the basis on which such contributions are determined.

SECTION 4.11. Employment Agreements; ERISA Compliance. (a) Section 4.11(a) of the Weyerhaeuser Disclosure Letter contains a list of each Newco Benefit Plan that is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) (“Newco U.S. Pension Plans”), “registered pension plan” (as defined in Section 248(1) of the ITA) (“Newco Canadian Pension Plans”), “employee welfare benefit plans” (as defined in Section 3(1) of ERISA) (“Newco U.S. Welfare Plans”), employee health or welfare plan maintained for the benefit of Newco Employees employed in Canada (“Newco Canadian Welfare Plans”) and all other material Newco Benefit Plans. For the avoidance of doubt, the term “Newco U.S. Pension Plans” shall not include any Newco Canadian Pension Plans, and the term “Newco U.S. Welfare Plans” shall not include any Newco Canadian Welfare Plans. Section 4.11(a) of the Weyerhaeuser Disclosure Letter contains a list of each material employment, consulting, indemnification, severance, termination, change in control, retention, bonus or similar agreement or arrangement between Weyerhaeuser or any of its subsidiaries, on the one hand, and any individual Newco Employee, on the other hand (collectively, “Newco Benefit Agreements”). Weyerhaeuser has delivered or made available to Domtar true, complete and correct copies of (i) each Newco Benefit Plan (other than any “multi-employer pension plan”, as defined under applicable Canadian federal or provincial pension standards legislation (“Newco Canadian MEPP”) and each Newco Benefit Agreement required to be listed on Section 4.11(a) of the Weyerhaeuser Disclosure Letter (or, in the case of any unwritten Newco Benefit Plan or Newco Benefit Agreement required to be listed on Section 4.11(a) of the Weyerhaeuser Disclosure Letter, a description thereof), (ii) the most recent annual information return with respect to each Assumed Canadian Plan (as defined in Section 6.09(g)(i)) (if any such return was required), (iii) the most recent summary plan description for each such Newco Benefit Plan (other than any Newco Canadian MEPP) for which such summary plan description is required, (iv) each trust agreement, group annuity contract or any other funding agreement or contract relating to each Assumed Canadian Plan, and (v) the most recent actuarial valuation report for each Assumed Canadian Plan.

(b) Each Newco 401(k) Plan (as defined in Section 6.09(f)(i)) has been the subject of determination letters from the IRS with respect to all Tax Law changes with respect to which the IRS is currently willing to provide a determination letter to the effect that such Newco 401(k) Plan is qualified and exempt from Federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, and no such determination letter has been revoked nor, to the knowledge of Weyerhaeuser, has revocation been threatened, nor has any such Newco 401(k) Plan been amended since the date of its most recent determination letter or application therefor in any respect that would reasonably be expected to adversely affect its qualification. With respect to any Newco Employee, the Newco 401(k) Plans, the Newco Benefit Plans (other than the Excluded Benefit Plans and any Newco Canadian MEPP) and the Newco Benefit Agreements have been administered in compliance with their terms, other than instances of non-compliance that, either individually or in the aggregate, have not had and would not reasonably be expected to have a Newco Material Adverse Effect. Each Assumed Canadian Plan has been established and registered in accordance with the applicable requirements of the ITA and applicable pension standards legislation and such registration has not been revoked nor, to the knowledge of Weyerhaeuser, has revocation been threatened by the Canadian tax authorities or the applicable pension regulatory authorities. Each Assumed Canadian Plan has been administered in accordance with its terms and applicable Law, other than instances of non-compliance that, either individually or in the aggregate, have not had and would not reasonably be expected to have a Newco Material Adverse Effect. Neither Weyerhaeuser nor any Weyerhaeuser Subsidiary contributes to or has any liability under any multi-employer pension plan (as defined under applicable Canadian federal or provincial pension standards legislation).

(c) Each Assumed Canadian Plan is fully-funded on a going-concern and solvency basis pursuant to the actuarial assumptions and methodologies set out in Section 4.11(c) of the Weyerhaeuser Disclosure Letter.

(d) No Newco U.S. Welfare Plan is funded or is insured through a third party.

(e) None of Weyerhaeuser or any person or entity that would be treated as a single employer with Weyerhaeuser for purposes of Section 414(b), (c), (m) or (o) of the Code would reasonably be expected to incur any Controlled Group Liability in an amount that would reasonably be expected to have a Newco Material Adverse Effect.

(f) No Newco U.S. Welfare Plan or Newco Canadian Welfare Plan provides post-retirement health or life insurance benefits, except where the cost thereof is borne entirely by the former employee (or his or her eligible dependents).

(g) The execution and delivery of each Transaction Document does not, and the consummation of the Transactions and compliance with the terms hereof and thereof will not, (i) entitle any Newco Employee to severance, termination, change in control or similar pay and benefits, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any Newco Benefit Plan or Newco Benefit Agreement, or (iii) result in any breach or violation of, or a default under, any Newco Benefit Plan or Newco Benefit Agreement.

(h) No amount or other entitlement that could be received (whether in cash or property or the vesting of property) as a result of the Transaction by any Transferred Employee (as defined in Section 6.09) who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) under any Newco Benefit Plan, Newco Benefit Agreement or other compensation arrangement would be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) and no such disqualified individual is entitled to receive any additional payment (including, without limitation, any tax gross up or other payment) from Newco, any Spinco Party or any other person in the event that the excise tax required by Section 4999(a) of the Code is imposed on such disqualified individual.

SECTION 4.12. Labor Matters. Except as set forth in Section 4.12 of the Weyerhaeuser Disclosure Letter:

(a) There are no, and during the past three years there have not been any, strikes, lockouts, work stoppages, slowdowns, or any other concerted interference with normal operations, stoppage or lockout pending, or, to the knowledge of Weyerhaeuser, threatened against or affecting any Newco Employee, Newco Assets, Newco Canada Exchangeco Assets, Newco or any Newco Subsidiary, except where such strikes, lockouts, work stoppages, slowdowns, or any other concerted interference with normal operations, stoppage or lockout, individually or in the aggregate, have not had and would not reasonably be expected to have a Newco Material Adverse Effect.

(b) There are no formal or informal complaints, charges, claims or grievances against Weyerhaeuser or any Weyerhaeuser Subsidiary pending, or, to the knowledge of Weyerhaeuser, threatened to be brought or filed with any Governmental Entity, arbitrator or court based on or arising out of the employment by Weyerhaeuser or any Weyerhaeuser Subsidiary of any Newco Employee.

(c) Weyerhaeuser and each Weyerhaeuser Subsidiary is in compliance with all laws, regulations, rules and orders of all Governmental Entities relating to the employment of the Newco Employees, including without limitation laws, regulations rules and orders relating to wages, hours, collective bargaining, discrimination, civil rights, safety and health, worker notification requirements, immigration, workers’ compensation, layoffs and the collection and payment of withholding Taxes and similar Taxes, except where the failure to be in compliance, individually or in the aggregate, has not had and would not reasonably be expected to have an Newco Material Adverse Effect.

SECTION 4.13. Litigation. There is no Action pending or, to the knowledge of Weyerhaeuser, claims that have been asserted against or affecting Weyerhaeuser or any Weyerhaeuser Subsidiary (including the Spinco Parties) relating to the Newco Business (and Weyerhaeuser is not aware of any basis for any such Action or claim) that, individually or in the aggregate, has had or would reasonably be expected to have a Newco Material Adverse Effect, nor is there any Judgment outstanding against Weyerhaeuser or any Weyerhaeuser Subsidiary (including the Spinco Parties) relating to the Newco Business that has had or would reasonably be expected to have a Newco Material Adverse Effect. This Section 4.13 does not relate to Environmental Claims, which are the subject of Section 4.16.

SECTION 4.14. Compliance with Applicable Laws. With respect to the Newco Business only, Weyerhaeuser and the Weyerhaeuser Subsidiaries (including the Newco Parties) are, and have since January 1, 2003 been, in compliance with all applicable Laws, including those relating to occupational health and safety, except for instances of non-compliance that, individually and in the aggregate, have not had and would not reasonably be expected to have a Newco Material Adverse Effect. With respect to the Newco Business only, neither Weyerhaeuser nor any Weyerhaeuser Subsidiary (including the Newco Parties) has received any written communication during the past two years from a Governmental Entity that alleges that Weyerhaeuser or any Weyerhaeuser Subsidiary is not in compliance in any material respect with any applicable Law. This Section 4.14 does not relate to matters with respect to Taxes, which are the subject of Section 4.09, or Environmental Laws, which are the subject of Section 4.16.

SECTION 4.15. Brokers. No broker, investment banker, financial advisor or other person, other than Morgan Stanley & Co., Inc., is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Weyerhaeuser, Spinco or Newco. The fees and expenses of Morgan Stanley & Co., Inc. will be paid by Weyerhaeuser; provided, however, that, subject to Section 6.11, in the event the Transactions are consummated, Spinco shall reimburse Weyerhaeuser for such fees and reasonably documented out-of-pocket expenses of Morgan Stanley & Co., Inc. incurred in connection with the Transactions.

SECTION 4.16. Environmental Matters. (a) Except for those matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Newco Material Adverse Effect:

(i) with respect to the Newco Business only, Weyerhaeuser and the Weyerhaeuser Subsidiaries (including the Newco Parties) are, and have since January 1, 2003 been, in compliance with all Environmental Laws and have not received any (A) communication that alleges that the Newco Business is in violation of, or has liability under, any Environmental Law, or (B) written request for information with respect to the Newco Business pursuant to any Environmental Law, including new source review requirements under the Federal Clean Air Act or any state analogue thereto;

(ii) to the knowledge of Weyerhaeuser, compliance of the operations of the Newco Business with applicable Environmental Laws will not require the Newco Parties, Newco Canada or Exchangeco Subsidiary to incur costs, including the costs of pollution control equipment that are known or anticipated to be required in the future, beyond those (A) currently budgeted for the fiscal year ended December 31, 2006, (B) approved by senior management of Weyerhaeuser in a budget for the fiscal year ended December 30, 2007 materially consistent with the budget for the fiscal year ended December 31, 2006, or (C) set forth in Section 4.16(a)(ii) of the Weyerhaeuser Disclosure Letter;

(iii) (A) Weyerhaeuser and the Weyerhaeuser Subsidiaries have obtained and are in compliance with all Environmental Permits necessary for the operations of the Newco Business as currently conducted, (B) all such Environmental Permits are valid and in good standing, and (C) neither Weyerhaeuser nor any Weyerhaeuser Subsidiaries have been advised by any Governmental Entity of any actual or potential change in the status or terms and conditions of any such Environmental Permit;

(iv) there are no Environmental Claims pending or, to the knowledge of Weyerhaeuser, threatened that have been asserted against or affecting Weyerhaeuser or any Weyerhaeuser Subsidiary relating to the Newco Business;

(v) there have been no Releases of any Hazardous Material that have formed the basis of any Environmental Claim or unsatisfied judgment relating to the Newco Business pending against Weyerhaeuser or any Weyerhaeuser Subsidiary or against any person whose liabilities for such Environmental Claims relating to the Newco Business, Weyerhaeuser or any Weyerhaeuser Subsidiary has, or may have, retained or assumed, either contractually or by operation of law;

(vi) (A) neither Weyerhaeuser nor any Weyerhaeuser Subsidiary has retained or assumed, either contractually or by operation of law, any liabilities or obligations that have had or would reasonably be expected to form the basis of any Environmental Claim relating to the Newco Business against Weyerhaeuser or any Weyerhaeuser Subsidiary, and (B) to the knowledge of Weyerhaeuser, no Environmental Claims are pending against any person whose liabilities for such Environmental Claims relating to the Newco Business, Weyerhaeuser or any Weyerhaeuser Subsidiary has, or may have, retained or assumed, either contractually or by operation of law; and

(b) Weyerhaeuser has provided Domtar with all material Phase I and Phase II environmental site assessments and non-privileged internal environmental audit reports, in each case relating to the Newco Assets or Newco Canada Exchangeco Assets, conducted since July 1, 2003 and in the possession, custody or control of Weyerhaeuser or any Weyerhaeuser Subsidiary.

SECTION 4.17. Title To Properties. Except as provided in Section 6.05 of the Contribution and Distribution Agreement, after giving effect to the Contribution and the other Transactions described in or contemplated by this Agreement and the Contribution and Distribution Agreement, the Newco Parties, Newco Canada or Exchangeco Subsidiary will have, in all material respects, good and valid fee simple title to the Newco Owned Real Property (as defined in Section 4.23(a)), valid leasehold interests in the Newco Leased Real Property (as defined in Section 4.23(b)) and valid title to the other tangible assets necessary for the conduct of the Newco Business as currently conducted, in each case free of any Liens, except for (i) Liens securing indebtedness reflected in the Newco Financial Statements, (ii) Liens consisting of zoning or planning restrictions, permits, easements, covenants and other restrictions or limitations on the use of real property or irregularities in title thereto which do not materially impair the use of such property as it is presently used in connection with the Newco Business, (iii) Liens for current Taxes, assessments or governmental charges or levies on property not yet due or which are being contested in good faith and for which appropriate reserves in accordance with U.S. GAAP have been created, (iv) mechanic’s, materialmen’s and similar Liens arising in the ordinary course of business or by operation of Law, (v) Liens which have been placed by any developer, landlord or other third party on any Newco Leased Real Property and subordination or similar agreements relating thereto and (vi) Liens which would not, individually or in the aggregate, reasonably be expected to materially and adversely affect the use of such assets in the Newco Business (“Newco Permitted Liens” and, together with Domtar Permitted Liens, the “Permitted Liens”).

SECTION 4.18. Intellectual Property. (a) Section 4.18(a) of the Weyerhaeuser Disclosure Letter sets forth all Registered Intellectual Property that is owned by Weyerhaeuser and used primarily in the conduct of the Newco Business as currently conducted except for Excluded Assets. Except for the Intellectual Property Rights that are the subject of claims set forth in Section 4.18(b) of the Weyerhaeuser Disclosure Letter (to the extent of such claims), all Intellectual Property Rights that are material to the Newco Business as currently conducted will be, to the extent owned by or licensed to Weyerhaeuser or any Weyerhaeuser Subsidiary, owned by, licensed to or sublicensed to Newco or the Newco Subsidiaries after giving effect to the Intellectual Property License Agreement, the Weyerhaeuser Contribution and the other Transactions described in or contemplated by the Contribution and Distribution Agreement. Except for the Intellectual Property Rights that are the subject of claims set forth in Section 4.18(b) of the Weyerhaeuser Disclosure Letter (to the extent of such claims), (1) Weyerhaeuser or a Weyerhaeuser Subsidiary is the sole and exclusive owner of the Intellectual Property Rights owned by Weyerhaeuser or a Weyerhaeuser Subsidiary and used primarily in the conduct of the Newco Business as currently conducted except for Excluded Assets (collectively, “Weyerhaeuser Intellectual Property Rights”) free and clear of all perfected and unperfected security interests other than Newco Permitted Liens, (2) neither Weyerhaeuser nor any Weyerhaeuser Subsidiary has granted an exclusive license, other than the Intellectual Property License Agreement, to any Weyerhaeuser Intellectual Property Rights, and (3) no material license fees of any kind are currently required for the use by Weyerhaeuser or any Weyerhaeuser Subsidiary of any Weyerhaeuser Intellectual Property Rights. Notwithstanding any other representations in this Section 4.18(a), Weyerhaeuser makes no representation with respect to whether patent applications set forth in Section 4.18(a) of the Weyerhaeuser Disclosure Letter will be issued by the applicable governmental authority or if issued, whether practicing any of the claims in any such patents infringes or will infringe any claims of any third party’s patents.

(b) Except as set forth in Section 4.18(b) of the Weyerhaeuser Disclosure Letter, no claims are pending or, to the knowledge of Newco, have been asserted, as of August 22, 2006, against Weyerhaeuser or any Weyerhaeuser Subsidiary by any person (i) claiming that Weyerhaeuser or any Weyerhaeuser Subsidiary is infringing or has infringed any Intellectual Property Right in the operation or conduct of the Newco Business as currently conducted or (ii) challenging the validity, ownership, patentability, enforceability, registrability or use by Weyerhaeuser or any Weyerhaeuser Subsidiary of any Weyerhaeuser Intellectual Property Rights. As of August 22, 2006, to the knowledge of Weyerhaeuser, no person is infringing or misappropriating the rights of Weyerhaeuser or any Weyerhaeuser Subsidiary with respect to any Weyerhaeuser Intellectual Property Rights.

(c) There are no unpaid maintenance or renewal fees currently overdue for any Registered Intellectual Property set forth or required to be set forth in Section 4.18(a) of the Weyerhaeuser Disclosure Letter, nor have any material applications or registrations therefor lapsed or been abandoned, canceled, or expired other than in the ordinary course of business.

(d) Notwithstanding anything to the contrary in this Agreement or the other Transaction Documents, Weyerhaeuser and any other member of the Weyerhaeuser Group do not make any representation or warranty of any kind whatsoever, express or implied, with respect to the “Willamette” name, which shall be transferred on an “as is, where is” basis, and all implied warranties of ownership, validity, enforceability, non-infringement or otherwise are hereby expressly disclaimed.

SECTION 4.19. Insurance. All of the material insurance policies held by Weyerhaeuser or any of the Weyerhaeuser Subsidiaries, or under which any of them is an insured party, that insure any Newco Assets, any Newco Canada Exchangeco Assets or the Newco Business (or any portion thereof) are (i) maintained with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in a business similar to the Newco Business, and (ii) are in full force and effect and all premiums due thereon have been paid. Weyerhaeuser and such Weyerhaeuser Subsidiaries have complied with the terms and provisions of such insurance policies, except for any non-compliance that, individually or in the aggregate, has not had or would not reasonably be expected to have a Newco Material Adverse Effect.

SECTION 4.20. Material Agreements. Section 4.20 of the Weyerhaeuser Disclosure Letter sets forth a list of all the Newco Material Agreements as of August 22, 2006. For the purpose of this Agreement, the term “Newco Material Agreements” means any of the following agreements, arrangements, commitments or understandings, whether or not in writing, to which Weyerhaeuser or any Weyerhaeuser Subsidiary, with respect to the Newco Business only, is a party:

(a) any “material contract” (as defined in Item 601(b)(10) of Regulation S-K promulgated under the Securities Act) (the term “material contract” to be applied as if Newco were a separate company for purposes of this Section 4.20(a));

(b) any non-competition agreement or any other agreement, arrangement, commitment or understanding that materially limits Weyerhaeuser and the Weyerhaeuser Subsidiaries from conducting and engaging in the Newco Business, or that would reasonably be expected to materially limit any Newco Party from conducting and engaging in the Newco Business after the Effective Time;

(c) any agreement, arrangement, commitment or understanding with respect to any partnership, joint venture or strategic alliance material to the Newco Business;

(d) any agreement, arrangement, commitment or understanding that will govern the terms of indebtedness, or guarantees of indebtedness, of Newco or any Newco Subsidiary after the Effective Time; and

(e) any agreement, arrangement, commitment or understanding (other than any short-term purchase agreement, arrangement, commitment or understanding entered into in the ordinary course of business) that provides for annual payments in excess of $1,000,000 and that is terminable by notice of not more than 90 days for a cost of less than $75,000.

Each of the Newco Material Agreements required to be set forth in Section 4.20 of the Weyerhaeuser Disclosure Letter or entered into after August 22, 2006 is or will be in full force and effect (except to the extent any of them expires in accordance with its terms), and neither Weyerhaeuser nor any Weyerhaeuser Subsidiary has violated any provisions of, or committed or failed to perform any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Newco Material Agreement, except for violations or defaults that, individually or in the aggregate, have not had and would not reasonably be expected to have a Newco Material Adverse Effect. True, correct and complete copies of each written Newco Material Agreement (and a summary of each oral Newco Material Agreement) listed in Section 4.20 of the Weyerhaeuser Disclosure Letter (including all written modifications and amendments thereto and waivers thereunder) have been made available to Domtar.

SECTION 4.21. Affiliate Transactions. Section 4.21 of the Weyerhaeuser Disclosure Letter sets forth a list of all contracts, agreements, arrangements, commitments or understandings, whether or not entered into in the ordinary course of business, to or by which Weyerhaeuser or any Weyerhaeuser Subsidiary (other than the New Spinco Parties), on the one hand, and any New Spinco Party, on the other hand, are a party or are bound, and that were in effect on August 22, 2006 and shall, or are reasonably expected to, be in effect on or after the Effective Time other than this Agreement and the other Transaction Documents.

SECTION 4.22. Opinion of Weyerhaeuser Financial Advisor. Weyerhaeuser, as the sole stockholder of Spinco, has received the written opinion of Morgan Stanley & Co. Incorporated, to the effect that, as of the date of such opinion, the consideration to be received by the holders of Weyerhaeuser Common Stock pursuant to the Transactions is fair from a financial point of view to such holders. Weyerhaeuser has delivered a copy of such opinion to Domtar for informational purposes only.

SECTION 4.23. Real Estate. (a) Section 4.23(a) of the Weyerhaeuser Disclosure Letter lists all real property (in each case, together with the address, if any) that is, or following the Contribution and the other Transactions contemplated by this Agreement, will be, owned by Newco and the Newco Subsidiaries and that is material in the operation or conduct of the Newco Business (the “Newco Owned Real Property”).

(b) Section 4.23(b) of the Weyerhaeuser Disclosure Letter lists all real property (in each case, together with the address, if any) in which Newco or any of the Newco Subsidiaries will hold a leasehold interest following the Contribution and the other Transactions contemplated by this Agreement and that is material in the operation or conduct of the Newco Business (the “Newco Leased Real Property”). Weyerhaeuser has made available to Domtar a true and complete copy of each material lease agreement under which the Newco Leased Real Property is held. There is no material default under any such lease agreement by Weyerhaeuser or any Weyerhaeuser Subsidiary or, to the knowledge of Weyerhaeuser, by any other party thereto that has had or would reasonably be expected to have a Newco Material Adverse Effect.

SECTION 4.24. Sufficiency of Assets. At the Effective Time, the Newco Assets, taken together with the Newco Canada Exchangeco Assets and the services available from Weyerhaeuser or any Weyerhaeuser Subsidiary under the Transition Services Agreement, the intellectual property rights licensed under the Intellectual Property License Agreement and the goods and services provided under the Fiber Supply Agreements, the Site Services Agreements, the other Transaction Documents and the arrangements contemplated by Sections 2.09 and 2.10 of the Contribution and Distribution Agreement, will constitute those assets, services and intellectual property rights reasonably required to operate the Newco Business in all material respects as currently conducted and as proposed to be conducted in accordance with Section 5.01(b). Nothing in this Section 4.24 shall be construed to constitute a representation or warranty as to title to the Newco Assets, the Newco Exchangeco Assets or the Retained Licensed Intellectual Property licensed under the Intellectual Property License Agreement, which is the subject of Sections 4.17 and 4.18.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

SECTION 5.01. Conduct of Business. (a) Conduct of Business by Domtar. Except for matters set forth in Section 5.01(a) of the Domtar Disclosure Letter or otherwise expressly permitted by the Transaction Documents, from August 22, 2006 to the Effective Time, Domtar shall, and shall cause each Domtar Subsidiary to, conduct its business in the usual, regular and ordinary course in substantially the same manner as previously conducted and, to the extent consistent therewith, use all reasonable efforts to preserve intact its current business organization, maintain its material rights, licenses and permits, keep available the services of its current officers and employees and keep its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with them to the end that its goodwill and ongoing business shall be unimpaired in any material respect at the Effective Time. In addition, and without limiting the generality of the foregoing, except for matters set forth in the Section 5.01(a) of the Domtar Disclosure Letter or otherwise expressly permitted by this Agreement and the other Transaction Documents, from August 22, 2006 to the Effective Time, Domtar shall not, and shall not permit any Domtar Subsidiary to, do any of the following without the prior written consent of Weyerhaeuser, which shall not be unreasonably withheld or delayed:

(i) (A) declare, set aside or pay any dividends on, or make any other distributions in respect of, any shares of the capital stock or joint venture or other equity interests of Domtar or any Domtar Subsidiary other than dividends and distributions by a direct or indirect wholly-owned Domtar Subsidiary to its parent, (B) split, combine or reclassify any of the capital stock or joint venture or other equity interests of Domtar or any Domtar Subsidiary or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its shares of capital stock or joint venture or other equity interests, except for any such transaction by a direct or indirect wholly-owned Domtar Subsidiary which remains a direct or indirect wholly-owned Domtar Subsidiary after consummation of such transaction, or (C) purchase, redeem or otherwise acquire or amend the terms of any shares of capital stock or joint venture or other equity interests of Domtar or any Domtar Subsidiary or any rights, warrants, options or other equity awards to acquire, directly or indirectly, any such shares of capital stock or joint venture or other equity interests;

(ii) issue, deliver, sell, grant, pledge or otherwise encumber (A) any of its shares of capital stock or joint venture or other equity interests, (B) any Voting Domtar Debt or other voting securities, (C) any securities convertible into or exchangeable for, or any options, warrants or rights to acquire, any such shares of capital stock, joint venture or other equity interests, Voting Domtar Debt, voting securities or convertible or exchangeable securities or (D) any “phantom” stock or other equity, “phantom” stock or other equity rights, stock or other equity appreciation rights or stock or other equity-based performance units, other than (1) the issuance of Domtar Common Shares upon the exercise of Domtar stock options or in connection with other equity-based awards granted pursuant to the Domtar Stock Plans and outstanding on August 22, 2006 and in accordance with their terms, and (2) the grant of Domtar stock options or other equity-based awards prior to the Measurement Date providing for the issuance of Domtar Common Shares pursuant to the Domtar Stock Plans in accordance with their present terms and consistent with past practice and the issuance of Domtar Common Shares upon the grant, exercise or vesting of such Domtar stock options or other equity-based awards;

(iii) amend its certificate or articles of incorporation, by-laws, certificate of formation, limited liability company agreement or other comparable charter or organizational documents;

(iv) acquire or agree to acquire, in a single transaction or a series of related transactions, whether by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, limited liability company, joint venture, association or other business organization or division thereof or any other person, or otherwise, if any of the foregoing are material, individually or in the aggregate, to Domtar and the Domtar Subsidiaries, taken as a whole, except purchases in the ordinary course of business consistent with past practice;

(v) except as required to ensure that any Domtar Benefit Plan or Domtar Benefit Agreement in effect on August 22, 2006 is not then out of compliance with applicable Law or as specifically required pursuant to this Agreement, (A) adopt, enter into, terminate or amend any collective bargaining agreement, Domtar Benefit Plan or Domtar Benefit Agreement, other than in the ordinary course of business consistent with past practice, (B) increase in any manner the compensation or benefits of, or pay any bonus to, any Domtar Employee, except for increases in base salary or payments of bonuses in the ordinary course of business consistent with past practice or as required to comply with any Domtar Benefit Plan or Domtar Benefit Agreement in effect on August 22, 2006, (C) pay or provide to any Domtar Employee any benefit not provided for under a Domtar Benefit Plan or Domtar Benefit Agreement as in effect on August 22, 2006, other than the payment of base compensation in the ordinary course of business consistent with prior practice or as permitted by clause (B) above, (D) except to the extent expressly permitted under Section 5.01(a)(ii)(D), grant any awards under any Domtar Benefit Plan (including the grant of stock or other equity options, stock or other equity appreciation rights, performance units, restricted stock or other equity, stock or other equity purchase rights or other stock or other equity-based or stock-related awards) or remove or modify existing restrictions in any Domtar Benefit Plan or Domtar Benefit Agreement or awards made thereunder, (E) take any action to fund or in any other way secure the payment of compensation or benefits under any Domtar Benefit Plan or Domtar Benefit Agreement, (F) take any action to accelerate the vesting or payment of any compensation or benefits under any Domtar Benefit Plan or Domtar Benefit Agreement, or (G) make any material determination under any Domtar Benefit Plan or Domtar Benefit Agreement that is inconsistent with the ordinary course of business or past practice;

(vi) make any change in Domtar’s tax accounting or financial accounting methods, principles or practices in effect on March 31, 2006, except insofar as may have been required by applicable Law or a change in Canadian GAAP;

(vii) (A) sell, lease (as lessor), license or otherwise dispose of or make subject to any Lien any properties or assets, except dispositions in the ordinary course of business consistent with past practice, or (B) consummate any “spin-off” of all or part of the Domtar Business prior to the Effective Time;

(viii) (A) incur any indebtedness for borrowed money or guarantee or otherwise become contingently liable for any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of Domtar or any Domtar Subsidiary, guarantee any debt securities of another person, enter into any “keep well” or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except for short-term borrowings incurred in the ordinary course of business consistent with past practice, (B) make any loans, advances or capital contributions to, or investments in, any other person, other than (x) to or in Domtar or any direct or indirect wholly-owned Domtar Subsidiary, (y) in the ordinary course of business, or (z) in an amount not in excess of $500,000 individually or $2,000,000 in the aggregate, (C) enter into any lease with aggregate annual lease payments in excess of $1,000,000 (whether such lease is an operating or capital lease) other than operating leases in the ordinary course of business consistent with past practice, (D) authorize or make any capital expenditures other than (x) in the ordinary course of business consistent with past practice, or (y) as provided in the capital expenditures budget set forth in Section 5.01(a)(viii) of the Domtar Disclosure Letter, or (E) fail in any material respect to make capital expenditures contemplated by the capital expenditures budget set forth in Section 5.01(a)(viii) of the Domtar Disclosure Letter;

(ix) make any material Tax election inconsistent with past practice or settle or compromise any material Tax liability or refund;

(x) (A) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the Interim Domtar Balance Sheet or incurred in the ordinary course of business consistent with past practice, (B) cancel any material indebtedness (individually or in the aggregate) or waive any claims or rights of substantial value or (C) waive the benefits of, or agree to modify in any manner, any confidentiality, standstill or similar agreement affecting the Domtar Business or to which Domtar or any Domtar Subsidiary is a party;

(xi) enter into any agreement or arrangement that limits or otherwise restricts Domtar or any Domtar Subsidiary, or that would, after the Effective Time, limit or restrict Domtar or any Domtar Subsidiary from engaging in any business in any geographic area;

(xii) adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization or any other transaction that would preclude or be inconsistent in any material respect with, or hinder or delay in any material respect, the Transactions;

(xiii) enter into or amend any agreement or arrangement with any of their respective affiliates other than with wholly-owned subsidiaries of Domtar;

(xiv) except in the ordinary course of business consistent with past practice, modify, amend, enter into or terminate any Domtar Material Agreement or waive, release or assign any material rights or claims of Domtar or any Domtar Subsidiary;

(xv) settle any Action if such settlement would require any payment by Domtar or any Domtar Subsidiary in an amount in excess of $1,000,000 individually or $5,000,000 in the aggregate, or would obligate Domtar or any Domtar Subsidiary to take any material action or restrict Domtar or any Domtar Subsidiary in any material respect from taking any action, in each case at or after the Effective Time;

(xvi) engage in any business other than the Domtar Business substantially as currently conducted; or

(xvii) authorize any of, or commit or agree to take any of, the foregoing actions.

(b) Conduct of Business by Weyerhaeuser and Spinco. Except for matters set forth in Section 5.01(b) of the Weyerhaeuser Disclosure Letter or otherwise expressly permitted by the Transaction Documents (including the Contribution and Distribution Agreement), from August 22, 2006 to the Effective Time, Weyerhaeuser and Spinco shall, and Weyerhaeuser and Spinco shall cause their respective subsidiaries (in the case of Weyerhaeuser and its subsidiaries, with respect to the Newco Business only) to, conduct their business in the usual, regular and ordinary course in substantially the same manner as previously conducted and, to the extent consistent therewith, use all reasonable efforts to preserve intact its current business organization, maintain its material rights, licenses and permits, keep available the services of its current officers and employees (including the Newco Employees for the benefit of the Newco Business) and keep its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with them to the end that its goodwill and ongoing business shall be unimpaired in any material respect at the Effective Time. In addition, and without limiting the generality of the foregoing, except for matters set forth in Section 5.01(b) of the Weyerhaeuser Disclosure Letter or otherwise expressly permitted by this Agreement and the other Transaction Documents (including the Contribution and Distribution Agreement), from August 22, 2006 to the Effective Time, Weyerhaeuser and Spinco shall not, and Weyerhaeuser and Spinco shall not permit any of their respective subsidiaries (in the case of Weyerhaeuser and its subsidiaries, other than in the case of clauses (i), (ii), (iii), (xii), (xvi) and, to the extent applicable to the foregoing clauses, (xvii), with respect to the Newco Business only) to, do any of the following without the prior written consent of Domtar, which shall not be unreasonably withheld or delayed:

(i) (A) declare, set aside or pay any dividends on, or make any other distributions in respect of, any shares of the capital stock of any New Spinco Party, (B) split, combine or reclassify any of the capital stock of any New Spinco Party or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock of any New Spinco Party, or (C) purchase, redeem or otherwise acquire any shares of capital stock or other equity interests of any New Spinco Party or any rights, warrants, options or other equity awards to acquire, directly or indirectly, any such shares of capital stock or other equity interests;

(ii) issue, deliver, sell, grant, pledge or otherwise encumber (A) any shares of capital stock of any New Spinco Party, (B) any Voting Spinco Debt or other voting securities of any New Spinco Party, (C) any securities convertible into or exchangeable for, or any options, warrants or rights to acquire, any such shares, Voting Spinco Debt, voting securities or convertible or exchangeable securities of any New Spinco Party or (D) any “phantom” stock or other equity, “phantom” stock or other equity rights, stock or other equity appreciation rights or stock or other equity-based performance units of any New Spinco Party;

(iii) amend the certificate of incorporation, by-laws, certificate of formation, limited liability company agreement or other organizational documents of any New Spinco Party, except to the extent required pursuant to Section 1.09 or to change the name of any New Spinco Party or as required to comply with the Transaction Documents;

(iv) acquire or agree to acquire, in a single transaction or a series of related transactions, whether by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, limited liability company, joint venture, association or other business organization or division thereof or any other person, or otherwise, if any of the foregoing are material, individually or in the aggregate, to the Newco Business, taken as a whole, except purchases in the ordinary course of business consistent with past practice;

(v) except as required to ensure that any Newco Benefit Plan or Newco Benefit Agreement in effect on August 22, 2006 is not then out of compliance with applicable Law or as specifically required pursuant to this Agreement, (A) with respect to the Newco Employees, adopt, enter into, terminate or amend any collective bargaining agreement, Newco Benefit Plan or Newco Benefit Agreement, other than in the ordinary course of business consistent with past practice, or extend or renew any collective bargaining agreement with respect to Newco Employees, (B) increase in any manner the compensation or benefits of, or pay any bonus to, any Newco Employee, except for increases in base salary or payments of bonuses in the ordinary course of business consistent with past practice or as required to comply with any Newco Benefit Plan or Newco Benefit Agreement in effect on August 22, 2006, (C) pay or provide to any Newco Employee any benefit not provided for under any Newco Benefit Plan or Newco Benefit Agreement as in effect on August 22, 2006, other than the payment of base compensation in the ordinary course of business consistent with past practice or as permitted by clause (B) above, (D) grant to any Newco Employee any awards under any Newco Benefit Plan (including the grant of stock or other equity options, stock or other equity appreciation rights, performance units, restricted stock or other equity, stock or other equity purchase rights or other stock or other equity-based or stock-related awards) or remove or modify existing restrictions in any Newco Benefit Plan or Newco Benefit Agreement or awards made thereunder with respect to the Newco Employees other than (x) the issuance of shares of Weyerhaeuser Common Stock upon the exercise of Weyerhaeuser Options (as defined in Section 6.08(a)(ii)) or in connection with other equity-based awards granted to Newco Employees pursuant to the Weyerhaeuser Stock Plans and outstanding on August 22, 2006 and in accordance with their terms, and (y) the issuance of Weyerhaeuser Options or other equity-based awards to Newco Employees prior to the Measurement Date pursuant to the Weyerhaeuser Stock Plans in accordance with their present terms and consistent with past practice and the issuance of shares of Weyerhaeuser Common Stock upon the grant, exercise or vesting of such Weyerhaeuser Options or other equity-based awards, (E) with respect to the Newco Employees, take any action to fund or in any other way secure the payment of compensation or benefits under any Newco Benefit Plan or Newco Benefit Agreement, (F) with respect to the Newco Employees, take any action to accelerate the vesting or payment of any compensation or benefits under any Newco Benefit Plan or Newco Benefit Agreement, or (G) with respect to the Newco Employees, make any material determination under any Newco Benefit Plan or Newco Benefit Agreement that is inconsistent with the ordinary course of business or past practice;

(vi) make any change in any New Spinco Party’s or the Newco Business’ tax accounting methods or financial accounting, principles or practices in effect at March 26, 2006, except insofar as may have been required by any applicable Law or a change in U.S. GAAP;

(vii) (A) sell, lease (as lessor), license or otherwise dispose of or make subject to any Lien any Newco Assets or Newco Canada Exchangeco Assets, except dispositions in the ordinary course of business consistent with past practice, or (B) consummate any “spin off” of all or part of the Newco Assets or the Newco Canada Exchangeco Assets (other than the Distribution) prior to the Effective Time;

(viii) (A) incur any indebtedness for borrowed money or guarantee or otherwise become contingently liable for any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of any New Spinco Party, guarantee any debt securities of another person, enter into any “keep well” or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except for short-term borrowings incurred in the ordinary course of business consistent with past practice, (B) make any loans, advances or capital contributions to, or investments in, any other person, other than (x) in the ordinary course of business, or (y) in an amount not in excess of $500,000 individually or $2,000,000 in the aggregate, (C) enter into any lease with aggregate annual lease payments in excess of $1,000,000 (whether such lease is an operating or capital lease) other than operating leases in the ordinary course of business consistent with past practice, (D) authorize or make any capital expenditures other than (x) in the ordinary course of business consistent with past practice, or (y) as provided in the capital expenditures budget set forth in Section 5.01(b)(viii) of the Weyerhaeuser Disclosure Letter, or (E) fail in any material respect to make capital expenditures contemplated by the capital expenditures budget for the fiscal year ended December 31, 2006 set forth in Section 5.01(b)(viii) of the Weyerhaeuser Disclosure Letter and thereafter in the ordinary course consistent with past practice;

(ix) make any material Tax election inconsistent with past practice or settle or compromise any material Tax liability or refund, in each case only with respect to any New Spinco Party, the Newco Assets, the Newco Canada Exchangeco Assets or the Newco Business;

(x) (A) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or, in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the Interim Newco Balance Sheet or incurred in the ordinary course of business consistent with past practice, (B) cancel any material indebtedness (individually or in the aggregate) or waive any claims or rights of substantial value, or (C) waive or amend any confidentiality agreement between Weyerhaeuser or any Weyerhaeuser Subsidiary and any person (other than any Weyerhaeuser Subsidiary) to the extent such waiver or amendment adversely affects the confidentiality of information related to the Newco Business;

(xi) enter into any agreement or arrangement that limits or otherwise restricts any New Spinco Party, or that would, after the Effective Time, limit or restrict any New Spinco Party from engaging in any business in any geographic area;

(xii) adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization or any other transaction that would preclude or be inconsistent in any material respect with, or hinder or delay in any material respect, the Distribution and the Transactions;

(xiii) enter into or amend (A) any agreement or arrangement with any of their respective affiliates that binds any of the New Spinco Parties or affects the Newco Business after the Effective Time, and (B) any agreement or arrangement among the New Spinco Parties;

(xiv) except in the ordinary course of business consistent with past practice, modify, amend, enter into or terminate any Newco Material Agreement, or waive, release or assign any material rights or claims of Weyerhaeuser or any Weyerhaeuser Subsidiary primarily relating to the Newco Business;

(xv) settle any Action if such settlement would require any payment of an amount in excess of $1,000,000 individually or $5,000,000 in the aggregate by any New Spinco Party, or would obligate any New Spinco Party to take any material action, or restrict any New Spinco Party in any material respect from taking any action, in each case at or after the Effective Time;

(xvi) engage in any business involving the Newco Assets, the Newco Canada Exchangeco Assets or the Newco Employees other than the Newco Business substantially as currently conducted; or

(xvii) authorize any of, or commit or agree to take any of, the foregoing actions.

(c) Advice of Changes. Domtar and Weyerhaeuser shall promptly advise the other orally and in writing of any change or event that has had or would reasonably be expected to have a Domtar Material Adverse Effect or a Newco Material Adverse Effect.

ARTICLE VI

ADDITIONAL AGREEMENTS

SECTION 6.01. Preparation of the Domtar Circular. (a) As promptly as practicable after August 22, 2006, Domtar shall prepare the Domtar Circular together with any other documents required by the Canadian Securities Legislation or other applicable Laws in connection with the Arrangement, and as promptly as practicable after August 22, 2006, and in any event within thirty days following the date that Weyerhaeuser has provided to Domtar the Audited Newco Financial Statements, Domtar shall cause the Domtar Circular and any other documentation required in connection with the Domtar Meeting to be sent to each holder of Domtar Common Shares, Domtar Preferred Shares and Domtar Options and filed and otherwise provided as required by the Interim Order and applicable Laws.

(b) Domtar shall ensure that the Domtar Circular complies with Canadian Securities Legislation and all applicable Laws and, without limiting the generality of the foregoing, that the Domtar Circular does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating to and provided by the Weyerhaeuser Parties or any third party that is not an affiliate of Domtar). Without limiting the generality of the foregoing, Domtar shall ensure that the Domtar Circular provides holders of Domtar Common Shares, Domtar Preferred Shares and Domtar Options with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Domtar Meeting and Weyerhaeuser shall provide all information regarding it and the Weyerhaeuser Parties necessary to do so.

SECTION 6.02. Preparation of the Form S-4, the Exchange Offer Schedule and the Form 10. (a) As soon as practicable after August 22, 2006, Weyerhaeuser, Spinco, Newco and Domtar shall prepare and Spinco shall file with the SEC the Form 10 and, if such filings are required by applicable Law or the SEC, the Form S-4 and the Exchange Offer Schedule. Each of Weyerhaeuser, Spinco, Newco and Domtar shall use its reasonable best efforts to have (i) the Form S-4 declared effective under the Securities Act, and (ii) the Form 10 declared effective under the Exchange Act, in each case as applicable and as promptly as practicable after such filing. Spinco and Newco shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under any applicable state securities laws in connection with the issuance of Spinco Common Stock in the Arrangement and, if applicable, the exchange of shares of Spinco Common Stock pursuant to an exchange offer. Spinco and Newco shall notify Weyerhaeuser and Domtar promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Form S-4, the Exchange Offer Schedule or the Form 10 or for additional information and shall supply Weyerhaeuser and Domtar with copies of all correspondence between Spinco,

Newco or any of their respective representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Form S-4, the Exchange Offer Schedule, the Form 10, the Arrangement or any of the other Transactions. The parties will cooperate in preparing and filing with the SEC the Form S-4, the Exchange Offer Schedule, the Form 10 and any necessary amendment or supplement thereto. Neither the Form S-4, the Exchange Offer Schedule, the Form 10 nor any amendment or supplement thereto shall be filed without the approval of all of the parties hereto, which approvals shall not be unreasonably withheld or delayed.

(b) If, prior to the Effective Time, any event occurs with respect to Domtar or any Domtar Subsidiary, or any change occurs with respect to other information supplied by such parties for inclusion in the Form S-4, the Exchange Offer Schedule or the Form 10, which is required to be described in an amendment of, or a supplement to, the Form S-4, the Exchange Offer Schedule or the Form 10, Domtar shall promptly notify Weyerhaeuser, Spinco and Newco of such event, and the parties hereto shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Form S-4, the Exchange Offer Schedule or the Form 10.

(c) If, prior to the Effective Time, any event occurs with respect to Weyerhaeuser, any Spinco Party or the Newco Business, or any change occurs with respect to other information supplied by such parties for inclusion in the Form S-4, the Exchange Offer Schedule or the Form 10, which is required to be described in an amendment of, or a supplement to the Form S-4, the Exchange Offer Schedule or the Form 10, Weyerhaeuser shall promptly notify Domtar of such event, and the parties to this agreement shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Form S-4, the Exchange Offer Schedule or the Form 10.

SECTION 6.03. Securities Laws Compliance. (a) Spinco shall, and Weyerhaeuser shall cause Spinco to, use all reasonable efforts to obtain all orders required from the applicable CSAs to permit the issuance and first resale of (i) the Exchangeable Shares and the shares of Spinco Common Stock issued pursuant to the Arrangement and the Transactions, (ii) the shares of Spinco Common Stock issued upon exchange of the Exchangeable Shares from time to time and (iii) the shares of Spinco Common Stock issued from time to time upon the exercise of the Equity Awards, in each case without qualification with or approval of or the filing of any prospectus or similar document, or the taking of any proceeding with, or the obtaining of any further order, ruling or consent from, the CSAs or any other Governmental Entity or regulatory authority under any Canadian Securities Legislation or other Laws or pursuant to the rules and regulations of the CSAs or any regulatory authority administering such Laws, or the fulfillment of any other legal requirement in any such jurisdiction (other than, with respect to such first resales, any restrictions on transfer by reason of, among other things, a holder being a “control person” of Spinco or Domtar for purposes of Canadian Securities Legislation).

(b) As promptly as practicable after August 22, 2006, Spinco shall file a registration statement on an appropriate form (the “Spinco Registration Statement”) registering under the Securities Act the issuance of shares of Spinco Common Stock from time to time after the Effective Time upon exchange of the Exchangeable Shares and shall use its reasonable efforts to cause the Spinco Registration Statement to become effective and to maintain the effectiveness of such registration for the period that such Exchangeable Shares remain outstanding.

(c) As soon as reasonably practicable following the Effective Time, Spinco shall either (i) prepare and file with the SEC a registration statement on Form S-8 (or another appropriate form) registering a number of shares of Spinco Common Stock equal to the number of shares subject to the Equity Awards or (ii) grant the Equity Awards under an existing equity incentive plan with respect to which a registration statement on Form S-8 (or another appropriate form) is currently effective. The registration statement in clauses (i) and (ii) of the preceding sentence shall be referred to in this Agreement as the “Form S-8”. Spinco shall use its reasonable efforts to maintain the effectiveness of the Form S-8 as long as any Equity Awards may remain outstanding.

(d) Domtar, Weyerhaeuser and Spinco shall take all such steps as may be required to cause the transactions contemplated by Article II and any other acquisition of Spinco equity securities (including derivative securities) in connection with this Agreement or the Transactions by any individual who is a director or officer of Domtar or Weyerhaeuser to be exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 6.04. Preparation of Other Filings. (a) Weyerhaeuser, Spinco and Domtar shall cooperate in:

(i) the preparation of any application for the orders and the preparation of any required registration statements and any other documents reasonably deemed by Weyerhaeuser, Spinco or Domtar to be necessary to discharge their respective obligations under United States federal or state securities Laws of the Canadian Securities Legislation in connection with the Arrangement and the other Transactions;

(ii) the taking of all such action as may be required under the Canadian Securities Legislation and any applicable United States federal or state securities Laws (including “Blue Sky laws”) in connection with the issuance of the Exchangeable Shares and the shares of Spinco Common Stock in connection with the Arrangement or the exercise of the Equity Awards; provided, however, that with respect to the Canadian Securities Legislation and United States “Blue Sky” qualifications none of Weyerhaeuser, Spinco nor Domtar shall be required to register or qualify as a foreign corporation or to take any action that would subject it to service of process in any jurisdiction where such entity is not now so subject, except as to matters and transactions arising solely from the offer and conversion of the Exchangeable Shares and the issuance of the shares of Spinco Common Stock; and

(iii) the taking of all such action as may be required under the CBCA in connection with the transactions contemplated by this Agreement and the Plan of Arrangement.

(b) Each of the Spinco Parties and Domtar shall furnish to the other all such information concerning it and its shareholders as may be required (and, in the case of its shareholders, available to it) for the effectuation of the actions described in Sections 6.01 through 6.03 and the foregoing provisions of this Section 6.04, and each covenants that no information furnished by it (to its knowledge in the case of information concerning its shareholders) in connection with such actions or otherwise in connection with the consummation of the Transactions contemplated by this Agreement will contain any untrue statement of a material fact or omit to state a material fact required to be stated in any such document or necessary in order to make any information so furnished for use in any such document not misleading in the light of the circumstances in which it is furnished.

(c) Weyerhaeuser, Spinco and Domtar shall each promptly notify the other if at any time before or after the Effective Time it becomes aware that the Domtar Circular, the Weyerhaeuser Canada Circular or an application for an order, filing or a registration statement described in Section 6.02 or 6.03 contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Domtar Circular, the Weyerhaeuser Canada Circular or such application, filing or registration statement. In any such event, the Spinco Parties and Domtar shall cooperate in the preparation of a supplement or amendment to the Domtar Circular, the Weyerhaeuser Canada Circular or such other document, as required and as the case may be, and, if required, shall cause the same to be distributed to shareholders of Weyerhaeuser or Domtar and/or filed with the relevant securities regulatory authorities.

(d) Weyerhaeuser, Spinco and Domtar shall coordinate the filing of the Articles of Arrangement and other appropriate documents with the Director under the CBCA so that the Arrangement shall become effective on the Distribution Date.

SECTION 6.05. Compliance with Securities Laws. Spinco shall ensure that the Spinco Registration Statement and the Form S-8 comply with all applicable Laws and, without limiting the generality of the foregoing, that such documents do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating to and provided by Domtar or any third party that is not an affiliate of Spinco) and Domtar shall provide all information regarding it necessary to do so.

SECTION 6.06. Access to Information; Confidentiality. Each of Weyerhaeuser, Newco and Domtar shall, and shall cause each of its respective subsidiaries to (in the case of Weyerhaeuser, with respect to the Newco Business only), afford to the other party and to the officers, employees, accountants, counsel, financial advisors and other representatives of such other party, reasonable access during normal business hours during the period prior to the Effective Time to all their respective properties, plants, books, contracts, commitments, personnel and records and, during such period, each of Weyerhaeuser (with respect to the Newco Business only) and Domtar shall, and shall cause each of its respective subsidiaries to, furnish promptly to the other party (a) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of Canadian Securities Legislation or of U.S. Federal or state securities laws and (b) to the extent permitted by Law, all other information concerning its business, properties and personnel as such other party may reasonably request; provided, however, that either party may withhold (i) any documents (or portions thereof) or information that is subject to the terms of a confidentiality agreement with a third party, (ii) any document (or portions thereof) or information which may constitute privileged attorney-client communications or attorney work product and the transfer of which, or the provision of access to which, as reasonably determined by such party’s counsel, constitutes a waiver of any such privilege, or (iii) any documents (or portions thereof) or information relating to pricing or other matters that are highly sensitive if the exchange of such documents (or portions thereof) or information, as determined by such party’s counsel, might reasonably result in antitrust difficulties for such party or any of its affiliates. If any material is withheld by such party pursuant to the proviso to the preceding sentence, such party shall inform the other party as to the general nature of what is being withheld. Upon its execution of a work paper access letter in customary form, each of Domtar and Weyerhaeuser shall be afforded reasonable access by the other party during normal business hours during the period prior to the Effective Time to all information used by such other party in the preparation of Audited Newco Financial Statements or, as applicable, the Audited Domtar Financial Statements (in the case of the Audited Newco Financial Statements, when such financial statements become available). All information exchanged pursuant to this Section 6.06 shall be held by the parties as Evaluation Material (as defined in the Confidentiality Agreement, dated as of August 8, 2005, between Weyerhaeuser and Domtar (the “Confidentiality Agreement”)) and shall be subject to the Confidentiality Agreement.

SECTION 6.07. Reasonable Best Efforts; Notification. (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Transactions, including (i) the obtaining of all necessary or advisable actions or non-actions, waivers, consents and approvals from Governmental Entities and the making of all necessary or advisable registrations and filings (including filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary or advisable consents, approvals or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or any other Transaction Document or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (iv) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of the Transaction Documents. In connection with and without limiting the foregoing, Domtar shall (i) take all action necessary to ensure that the take-over provisions of the Canadian Securities Legislation and the state takeover statutes or similar statutes or regulations are not and do not become applicable to any Transaction or this Agreement or any other Transaction Document and (ii) if the Canadian Securities Legislation or any state takeover statute or similar statute or regulation becomes applicable to any Transaction or this Agreement or any other Transaction Document, take all action necessary to ensure that the Arrangement and the other Transactions may be consummated as promptly as practicable on the terms contemplated by the Transaction Documents. Each of the parties hereto shall keep the other parties reasonably informed of its progress in obtaining any necessary or advisable Consents and Governmental Approvals.

(b) Domtar shall give prompt notice to Weyerhaeuser and Newco, and Weyerhaeuser and Newco shall give prompt notice to Domtar of (i) any representation or warranty made by it contained in any Transaction Document that is qualified as to materiality becoming untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect or (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under any Transaction Document; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under the Transaction Documents.

(c) Nothing in Section 6.07(a) shall require any of the parties or any of their respective subsidiaries to (i) pay any consideration to any third party from whom any consents, approvals, or waivers are requested, other than filing fees paid to Governmental Entities, or (ii) dispose of any of its assets or to limit its freedom of action with respect to any of its businesses, or to consent to any disposition of any assets or limits on its freedom of action with respect to any of its businesses, or to commit or agree to any of the foregoing in order to obtain any consents, approvals, permits or authorizations or to remove any impediments to the Transactions relating to the Competition Act, the HSR Act, the Investment Canada Act or other antitrust, competition or pre-merger notification, trade regulation law, regulation or order (“Review Laws”) or to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding relating to Review Laws, other than dispositions, limitations, consents or commitments that individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on the Newco Business and Domtar Business, taken as a whole.

(d) Each of Domtar, Weyerhaeuser and the Spinco Parties shall (i) file or cause to be filed as promptly as practicable with the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”) all notification and report forms that may be required for the Transactions and any supplemental information requested in connection therewith pursuant to the HSR Act, and (ii) make such other filings as promptly as practicable as are necessary under the Review Laws and shall promptly provide any supplemental information requested by applicable Governmental Entities relating thereto. No party shall include in any such filing, notification or report form referred to in clauses (i) and (ii) of the immediately preceding sentence a request for early termination or acceleration of any applicable waiting periods without the prior written consent of the other parties. Any such filing, notification and report form and supplemental information shall be in substantial compliance with the requirements of the HSR Act and other Review Laws. Each of Domtar, Weyerhaeuser and the Spinco Parties shall furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with their preparation of any filing or submission that is necessary under the HSR Act and other Review Laws. Each of Domtar, Weyerhaeuser and the Spinco Parties shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, the FTC, the DOJ and any other applicable Governmental Entity and shall comply with any such inquiry or request as promptly as practicable. Domtar, Weyerhaeuser and the Spinco Parties shall not have any substantive contact with any Governmental Entity in respect of any filing or proceeding contemplated by this Section unless it consults with the other parties in advance and, to the extent permitted by such Governmental Entity, gives the other party or parties the opportunity to participate.

(e) Without limiting the generality of the first sentence of Section 6.07(a), each of Weyerhaeuser and Domtar shall use its reasonable best efforts to cooperate with Spinco and Newco in connection with the financing contemplated by the New Debt Commitment Letter, including using (and causing its subsidiaries to use) reasonable best efforts to satisfy all conditions precedent to be satisfied by the New Spinco Parties in the New Debt Commitment Letter, providing information to and permitting the financing sources and their representatives access to the Newco Business and the Domtar Business, respectively, participating in meetings with prospective investors and participating (and permitting members of its senior management to participate) in bank meetings in connection with the financing, participating in meetings with rating agencies, participating in drafting sessions related to the offering materials for the debt financing contemplated by the New Debt Commitment Letter, causing the present and former independent accountants for Weyerhaeuser and Domtar, respectively, to participate in drafting sessions related to the offering materials for the debt financing contemplated by the New Debt Commitment Letter and making work papers available to the respective parties, the financing sources and their respective representatives.

SECTION 6.08. Weyerhaeuser Stock Options, Stock Appreciation Rights and Restricted Stock Units. (a) As soon as practicable after August 22, 2006, the Board of Directors of Weyerhaeuser (or, if appropriate, any committee administering the Weyerhaeuser Stock Plans) and the Board of Directors of Spinco shall adopt such resolutions or take such other actions as may be required to effect the following:

(i) prior to the Contribution, each Newco Employee that holds a Weyerhaeuser equity award that is described in clauses (ii), (iii), (iv) or (v) below (each, a “Weyerhaeuser Equity Award”) shall be given the opportunity to elect, by a date prior to the Measurement Date as determined by Weyerhaeuser, to (A) continue to hold all of such Newco Employee’s Weyerhaeuser Equity Awards in accordance with their terms, or (B) surrender all of such Newco Employee’s Weyerhaeuser Equity Awards in exchange for substituted Spinco equity awards as set forth in clauses (ii), (iii), (iv) and (v) below (any Newco Employee who elects to surrender all of such Newco Employee’s Weyerhaeuser Equity Awards as set forth in this clause (B), a “Rollover Employee”);

(ii) immediately prior to the Distribution, each outstanding option to acquire shares of Weyerhaeuser Common Stock granted under the Weyerhaeuser Stock Plans held by a Rollover Employee (whether vested or unvested) (each, a “Weyerhaeuser Option”) shall be surrendered to Weyerhaeuser in exchange for an option granted by Spinco to acquire, on the same terms and conditions as were applicable under the Weyerhaeuser Option, a number of shares of Spinco Common Stock (rounded down to the nearest whole share), determined by multiplying the number of shares of Weyerhaeuser Common Stock subject to such Weyerhaeuser Option by the Option Exchange Ratio (as defined in this Section 6.08(a)), at an exercise price per share of Spinco Common Stock (rounded up to the nearest whole cent) equal to (A) the per share exercise price for the shares of Weyerhaeuser Common Stock otherwise purchasable pursuant to such Weyerhaeuser Option divided by (B) the Option Exchange Ratio (each, as so granted, a “Substituted Spinco Option”);

(iii) any Weyerhaeuser Option that is intended to be an “incentive stock option” (as defined in Section 422 of the Code), that may not be exchanged in the manner described in clauses (i) and (ii) of this Section 6.08(a) and that remains an incentive stock option, shall be adjusted in accordance with the requirements of Section 424 of the Code in a manner that most closely produces the economic results obtained with respect to other Substituted Spinco Options (it being understood that it is the intention of the parties hereto that Substituted Spinco Options so granted by Spinco qualify, to the fullest extent permissible, as “incentive stock options” (as defined in Section 422 of the Code), to the extent that such Weyerhaeuser Options qualified as “incentive stock options” immediately prior to the Contribution);

(iv) immediately prior to the Distribution, each outstanding stock appreciation right with respect to Weyerhaeuser Common Stock granted under the Weyerhaeuser Stock Plans held by a Rollover Employee (whether vested or unvested) (each, a “Weyerhaeuser SAR”) shall be surrendered to Weyerhaeuser in exchange for a stock appreciation right granted by Spinco, on the same terms and conditions as were applicable under the Weyerhaeuser SAR, with respect to the number of shares of Spinco Common Stock (rounded down to the nearest whole share), determined by multiplying the number of shares of Weyerhaeuser Common Stock subject to such Weyerhaeuser SAR by the Option Exchange Ratio, at an appreciation base price per share of Spinco Common Stock (rounded up to the nearest whole cent) equal to (A) the per share appreciation base price for the shares of Weyerhaeuser Common Stock subject to such Weyerhaeuser SAR divided by (B) the Option Exchange Ratio (each, as so granted, a “Substituted Spinco SAR”); and

(v) immediately prior to the Distribution, each outstanding grant of restricted stock units with respect to Weyerhaeuser Common Stock granted under the Weyerhaeuser Stock Plans held by a Rollover Employee (each, a “Weyerhaeuser RSU”) shall be surrendered to Weyerhaeuser in exchange for a grant of restricted stock units by Spinco, on the same terms and conditions as were applicable under the Weyerhaeuser RSU, with respect to the number of shares of Spinco Common Stock (rounded down to the nearest whole share), determined by multiplying the number of shares of Weyerhaeuser Common Stock subject to such Weyerhaeuser RSU by the Option Exchange Ratio (each, as so granted, a “Substituted Spinco RSU”).

For purposes of this Section 6.08(a), the following definitions shall apply:

“Option Exchange Ratio” shall mean a fraction, the numerator of which is the Average Weyerhaeuser Pre-Distribution Price, and the denominator of which is the Average Spinco Distribution Price.

“Average Weyerhaeuser Pre-Distribution Price” shall mean the volume weighted average (rounded to the nearest 1/10,000) of the trading prices of the Weyerhaeuser Common Stock on the NYSE as reported by Bloomberg Financial Markets (or such other source as the parties shall agree in writing) for the last trading day immediately prior to (i) the date on which the Weyerhaeuser Common Stock begins to trade ex-dividend with respect to the Distribution (if the Distribution is effected in whole as a pro rata dividend) or (ii) the Distribution Date (if the Distribution is effected in whole or in part as an exchange offer).

“Average Spinco Distribution Price” shall mean the volume weighted average (rounded to the nearest 1/10,000) of the trading prices of the Domtar Common Shares on the NYSE as reported by Bloomberg Financial Markets (or such other source as the parties shall agree in writing) for the last trading day immediately prior to the Distribution Date.

(b) Subject to the adjustments required by Section 6.08(a) after giving effect to the Transactions, immediately following the Distribution, Spinco shall assume the Substituted Spinco Options, Substituted Spinco SARs and Substituted Spinco RSUs, with the result that all obligations of Spinco under the stock plans of Spinco (the “Spinco Stock Plans”) with respect to Substituted Spinco Options, Substituted Spinco SARs and Substituted Spinco RSUs outstanding immediately prior to the Distribution, shall be obligations of Spinco following the Distribution. Notwithstanding the foregoing, Spinco may grant the Substituted Spinco Options, Substituted Spinco SARs and Substituted Spinco RSUs under an existing or newly established equity incentive plan of Spinco.

(c) As soon as reasonably practicable after the Distribution, Spinco shall deliver to the holders of Substituted Spinco Options, Substituted Spinco SARs and Substituted Spinco RSUs appropriate notices setting forth such holders’ rights pursuant to the respective Weyerhaeuser Stock Plans and the agreements evidencing the grants of such Substituted Spinco Options, Substituted Spinco SARs and Substituted Spinco RSUs and that such Substituted Spinco Options, Substituted Spinco SARs and Substituted Spinco RSUs and agreements shall be granted by Spinco and shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 6.08 after giving effect to the Transactions.

(d) A holder of an Substituted Spinco Option or Substituted Spinco SAR may exercise such Substituted Spinco Option or Substituted Spinco SAR in whole or in part in accordance with its terms by delivering a properly executed notice of exercise to Spinco, together with the consideration therefor and any applicable Canadian or U.S. Federal withholding tax information required in accordance with the related Weyerhaeuser Stock Plan.

(e) For purposes of this Agreement, “Weyerhaeuser Stock Plans” means the Weyerhaeuser Company 2004 Long-Term Incentive Plan, the Weyerhaeuser Company 1998 Long-Term Incentive Compensation Plan and the Weyerhaeuser Company 1992 Long-Term Incentive Compensation Plan.

SECTION 6.09. New Benefit Plans. (a) General. (i) For purposes of this Agreement, the term “Transferred Employee” shall refer to each Newco Employee who, at the Effective Time, is employed with Newco or its subsidiaries (including any individuals who are not actively at work on the Distribution Date due to vacation, holiday, illness, jury duty, bereavement leave or other authorized leave of absence, including, subject to Section 6.09(a)(ii) short-term disability leave, long-term disability leave or, subject to Section 6.09(a)(iii), workers’ compensation). The parties hereto intend that Transferred Employees shall have continuous and uninterrupted employment immediately before and immediately after the Effective Time, and that for purposes of any severance or termination benefit plan, program, policy, agreement or arrangement of Weyerhaeuser, Spinco, Newco, Domtar or any of their respective subsidiaries or affiliates, the Transactions contemplated by the Transaction Documents shall not constitute a severance of employment of any Transferred Employee prior to or upon the consummation of the Transactions.

(ii) Newco Employees who are on short-term or long-term disability leave (“Disabled Newco Employees”) other than union employees at Dryden, Ontario; Ear Falls, Ontario; Big River, Saskatchewan; Prince Albert, Saskatchewan and Kamloops, British Columbia will not become Transferred Employees until such time, if any, as they are determined by the relevant insurer to be no longer eligible for benefits under the applicable Weyerhaeuser short-term or long-term disability plan and present themselves for re-employment, at which time any such employee shall be offered continuing employment, to the extent such employee is able to return to employment (including with any reasonable accommodation), with Newco on the terms and conditions generally applicable to Transferred Employees under this Section 6.09. Prior to such time, Weyerhaeuser shall retain all liability with respect to providing short-term and long-term disability benefits to Disabled Newco Employees to the extent the Disabled Newco Employees are eligible to receive such benefits. Disabled Newco Employees who are union employees at Dryden, Ontario; Ear Falls, Ontario; Big River, Saskatchewan; Prince Albert, Saskatchewan and Kamloops, British Columbia will become Transferred Employees pursuant to the Canadian Purchase Agreement but continue to receive short-term and long-term disability benefits under Weyerhaeuser benefit plans for so long as they are eligible to receive such benefits under such plans, provided that, Newco fully and promptly reimburses Weyerhaeuser for all costs incurred in allowing for such continued participation in such Weyerhaeuser benefit plans and that Newco makes all reasonable efforts, including accommodation, to allow such employees to return to active employment.

(iii) With respect to each of the functions set forth on Schedule 2.11(a)(v) to the Contribution and Distribution Agreement, Weyerhaeuser shall confer with Domtar in good faith to identify and determine the approach to filling full time equivalent positions (including new hires) with respect to Weyerhaeuser employees who are not exclusively engaged in the Newco Business but are currently performing the functions set forth on such Schedule 2.11(a)(v) so that sufficient employees (both as to number and expertise) shall be (i) transferred from Weyerhaeuser to Newco or hired by Newco to enable Newco to operate the Newco Business from and after the Effective Time in substantially the same manner that it was operated prior to the Effective Time after giving effect to the services provided under the Transition Services Agreement and the Site Services Agreements, and (ii) retained by Weyerhaeuser to enable Weyerhaeuser to operate the Weyerhaeuser Business from and after the Effective Time in the same manner that such business was operated prior to the Effective Time. During the period commencing on the 90th day prior to the day on which the parties anticipate the Effective Time will occur and ending on the Closing Date, Domtar shall be permitted to make presentations to and meet with (A) the Newco Employees set forth in Schedule 2.11(a)(i) to the Contribution and Distribution Agreement, (B) the Mill Employees other than those set forth on Schedule 2.11(a)(ii) to the Contribution and Distribution Agreement, (C) each Newco Employee set forth on Schedule 2.11(a)(iii) to the Contribution and Distribution Agreement, (D) the Forest Management Employees set forth in Schedule 2.11(a)(iv) to the Contribution and Distribution Agreement, and (E) the Newco Employees identified pursuant to the previous sentence with respect to the functions set forth on Schedule 2.11(a)(v) to the Contribution and Distribution Agreement, in each case either individually or in groups and upon reasonable advance notice to Weyerhaeuser. Weyerhaeuser shall permit such Newco Employees to attend such meetings and Domtar shall cooperate with Weyerhaeuser to minimize any disruption or interference to any business operations of Weyerhaeuser or its affiliates in the scheduling, location or other conduct of any such meetings. On or about the 30th day prior to the day on which the parties anticipate the Effective Time will occur, Weyerhaeuser shall update Schedules 2.11(a) and 2.11(d) to the Contribution and Distribution Agreement with information regarding which Newco Employees listed thereon (i) have accepted offers of employment by a New Spinco Party, (ii) have refused an offer of employment by any New Spinco

Party, (iii) whose employment by Weyerhaeuser, Spinco or any affiliate of Weyerhaeuser or Spinco has terminated for any reason, or (iv) are on short-term or long-term disability leave or other leave of absence. The parties agree that (i) no Newco Employee shall be required to relocate from his or her primary office location in connection with the transfer of his or her employment to any New Spinco Party, (ii) no employee (other than the new hires referenced in the first sentence of this Section 6.09(a)(iii)) who is not engaged in the Newco Business will be a Transferred Employee, and (iii) for the period commencing on August 22, 2006 and ending on the Closing Date, no Newco Employee who is expected to become a Transferred Employee (other than any Newco Employee who refuses an offer of employment from a New Spinco Party notwithstanding Weyerhaeuser’s good faith compliance with this Section 6.09(a) and Section 2.11(a) of the Contribution and Distribution Agreement) will be offered employment with Weyerhaeuser or any of its affiliates other than a New Spinco Party. Newco Employees employed in the United States who are absent from work and receiving workers compensation benefits related to such absence (“U.S. WC Newco Employees”) will not become Transferred Employees until such time, if any, as they are determined by the relevant insurer to be able to return to employment and present themselves for re-employment, at which time any such employee shall be offered continuing employment, to the extent such employee is able to return to employment, with Newco on the terms and conditions generally applicable to Transferred Employees under this Section 6.09. Prior to such time, Weyerhaeuser shall retain all liability with respect to providing workers compensation benefits to U.S. WC Newco Employees to the extent the U.S. WC Newco Employees are eligible to receive such benefits.

(b) Prior Service Credit. From and after the Effective Time, Newco shall give or cause the appropriate Newco Subsidiary to give each Transferred Employee full credit for all purposes (including for purposes of eligibility to participate, early retirement eligibility and early retirement subsidies, vesting and, except with respect to defined benefit pension plans, benefit accrual) under any employee benefit plans and arrangements provided, maintained or contributed to by Newco or any Newco Subsidiary (other than the Assumed Canadian Plans), for such Transferred Employee’s service with Weyerhaeuser and its subsidiaries, and with any predecessor employer, to the same extent recognized by Weyerhaeuser and its subsidiaries and affiliates immediately prior to the Effective Time.

(c) Establishment of New Benefit Plans. Effective as of the Effective Time, each Transferred Employee shall cease to participate in any employee benefit plan, arrangement or understanding (other than the Assumed Canadian Plans) that is maintained or sponsored by Weyerhaeuser or any of its affiliates (other than Spinco, Newco or any Newco Subsidiary) (other than as a former employee of Weyerhaeuser or any of its affiliates to the extent, if any, permitted by the terms of such employee benefit plan, arrangement or understanding). Effective immediately following the Effective Time, Spinco shall establish, or cause Newco to establish, compensation and benefit plans, programs and arrangements for the benefit of the Transferred Employees (collectively, “New Benefit Plans”) that provide benefits that are substantially as favorable in the aggregate as such plans, programs and arrangements that were in effect for the benefit of the Transferred Employees immediately prior to the Effective Time, provided that the arrangements set forth in Section 6.09(c) of the Weyerhaeuser Disclosure Letter shall be implemented by Newco promptly following to the Effective Time. From and after the Effective Time, Spinco shall, or shall cause its subsidiaries (including Newco and Domtar) to, honor the liabilities, obligations and commitments under the Domtar Benefit Plans and the Domtar Benefit Agreements with respect to the Domtar Employees.

(d) Annual Bonus for Year of Transactions. Spinco shall, or shall cause its subsidiaries (including Newco and Domtar) to, (i) assume all liabilities, obligations and commitments with respect to the Transferred Employees under the applicable annual incentive plan or arrangement of Weyerhaeuser and its subsidiaries other than such liabilities, obligations and commitments arising out of services performed by the Transferred Employees during fiscal year 2006 and honor the liabilities, obligations and commitments with respect to the Domtar Employees under the applicable annual incentive plan or arrangement of Domtar and its subsidiaries that relate to any periods commencing prior to and ending after the Effective Time, (ii) maintain such applicable plan or arrangement pursuant to its terms as in effect as of the Effective Time for such Transferred Employees and Domtar Employees, subject to any modifications that are required in order to take into account the impact, if any, of the Transactions contemplated by the Transaction Documents on the performance measures set forth in such applicable plan or arrangement, with respect to all performance periods thereunder commencing prior to and ending after the Effective Time, and (iii) at the times prescribed by such applicable plan or arrangement as in effect as of the Effective Time, make payments to the Transferred Employees and the Domtar Employees in accordance with the terms of such applicable plan or arrangement as in effect as of the Effective Time.

(e) Certain Welfare Benefits Matters. (i) With respect to each New Benefit Plan that is an “employee welfare benefit plan” within the meaning of Section 3(1) of ERISA or an employee health or welfare plan which provides benefits to Canadian employees (collectively, (“New Welfare Plans”), Spinco shall, or shall cause Newco to, (A) waive all limitations as to pre-existing conditions, exclusions and waiting periods and actively-at-work requirements with respect to participation and coverage requirements applicable to the Transferred Employees and their dependents and beneficiaries under the New Welfare Plans to the extent waived under the applicable corresponding Newco Benefit Plan immediately prior to the Effective Time and (B) provide each Transferred Employee and his or her eligible dependents and beneficiaries with credit under New Welfare Plans for any co-payments and deductibles paid under corresponding Newco Benefit Plans prior to the Effective Time in the calendar year in which the Effective Time occurs for purposes of satisfying any applicable deductible or out-of-pocket requirements (and any annual and lifetime maximums) under any New Welfare Plans in which the Transferred Employees participate. Spinco shall also (A) honor, and cause Domtar to continue to honor, the participation elections of each Domtar Employee with respect to each Domtar U.S. Welfare Plan and Domtar Canadian Welfare Plan as in effect as of the Effective Time and (B) if any Domtar Employee becomes a participant in a New Welfare Plan or other welfare plan sponsored or maintained by Newco or any of its affiliates (other than a Domtar U.S. Welfare Plan or Domtar Canadian Welfare Plan) during the 12-month period following the Effective Time, (i) waive all limitations as to preexisting conditions, exclusions and waiting periods and actively-at-work requirements with respect to participation and coverage requirements applicable to participants and their dependents and beneficiaries under such plan to the extent waived under the applicable corresponding Domtar U.S. Welfare Plan or Domtar Canadian Welfare Plan and (ii) provide such Domtar Employee and his or her eligible dependents and beneficiaries with credit under such plan for any co-payments and deductibles paid under the corresponding Domtar Benefit Plan in the calendar year in which such Domtar Employee becomes a participant in such plan for purposes of satisfying any applicable deductible or out-of-pocket requirements (and any annual and lifetime maximums) under such plan.

(ii) Effective as of the Effective Time, Spinco shall, or shall cause Newco to, assume all obligations, liabilities and commitments of Weyerhaeuser and its subsidiaries to Transferred Employees and their eligible dependents in respect of health insurance under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), Sections 601 et seq. and Sections 701 et seq. of ERISA, Section 4980B and Sections 9801 et seq. of the Code and applicable state or similar laws.

(f) Tax-Qualified Savings/401(k) Plan. (i) In accordance with Section 6.09(c), effective not later than the Effective Time, Spinco or its affiliates (including Newco) shall have in effect one or more defined contribution plans that include a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (and a related trust exempt from tax under Section 501(a) of the Code) (as applicable, the “New 401(k) Plan”). Each Transferred Employee participating in a Newco Benefit Plan that is a defined contribution plan that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (the “Newco 401(k) Plan”) immediately prior to the Effective Time shall become a participant in the corresponding New 401(k) Plan as of the Effective Time and each Transferred Employee shall be eligible to participate in a New 401(k) Plan as of the Effective Time.

(ii) Spinco shall, or shall cause Newco to, cause the New 401(k) Plan to accept a “direct rollover” to such New 401(k) Plan of the account balances of each Transferred Employee (including promissory notes evidencing all outstanding loans) under the Newco 401(k) Plan in which such Transferred Employee participates, if such direct rollover is elected in accordance with applicable Law by such Transferred Employee.

(g) Assumed Canadian Plans. (i) Weyerhaeuser shall cause to be assigned and transferred to Exchangeco Subsidiary pursuant to the Canadian Purchase Agreement all rights, obligations and liabilities of the applicable Weyerhaeuser Subsidiaries with respect to the following Newco Canadian Pension Plans: the Weyerhaeuser Saskatchewan Ltd. Pension Plan for Hourly Employees of the Prince Albert Pulp and Paper Division, Saskatchewan, the Big River Lumber Union Employees Pension Plan, the Weyerhaeuser Company Limited Pension Plan for Hourly Employees at Dryden, Ontario and the Weyerhaeuser Canada Ltd. Pension Plan for Hourly Employees of Ear Falls, Ontario (collectively, “Assumed Canadian Plans”). Spinco shall cause Exchangeco Subsidiary to accept pursuant to the Canadian Purchase Agreement such assignment and transfer and assume all liabilities, duties and responsibilities required of it as the successor sponsor of the Assumed Canadian Plans in accordance with the terms thereof and applicable laws. Weyerhaeuser shall cause to be done all things required of the applicable Weyerhaeuser Subsidiaries, and Spinco shall cause to be done all things required of Exchangeco Subsidiary, under applicable laws to establish Exchangeco Subsidiary as successor sponsor to the applicable Weyerhaeuser Subsidiaries under the terms of the Assumed Canadian Plans as provided hereunder. Effective as of the Canadian Asset Sale, Exchangeco Subsidiary will be responsible for all costs and expenses related to the Assumed Canadian Plans, including all contributions required under the terms of such plans or applicable Law in respect of any funding deficiencies thereunder.

(ii) It is understood that assets held pursuant to funding agreements in respect of the Assumed Canadian Plans are invested in a master trust arrangement maintained by the applicable Weyerhaeuser Subsidiary and, as soon as practicable after the Effective Time, such Weyerhaeuser Subsidiary shall cause the interests held by the Assumed Canadian Plans in such master trust to be redeemed or transferred as the case may be in cash or in specie, as determined by the applicable Weyerhaeuser Subsidiary in consultation with Exchangeco Subsidiary. The applicable Weyerhaeuser Subsidiary shall have no obligation to assign or transfer to Exchangeco Subsidiary or to any funding media held by Exchangeco Subsidiary any interest in the said master trust. Subject to the foregoing, Newco shall cause Exchangeco Subsidiary to establish a trust or trusts for the purpose of assuming assets held under the Assumed Canadian Plans or to assume the trusts held under the Assumed Canadian Plans subject to the consent of the trustee thereunder (which the applicable Weyerhaeuser Subsidiary shall use reasonable best efforts to obtain) and provided any trust to be assumed holds no interest in the aforesaid master trust at the time it is assumed. Spinco agrees that the Weyerhaeuser Subsidiary shall be entitled, but shall not be obligated, to transfer the assets of the Assumed Canadian Plans from the master trust to a short-term money market fund. Subject to the direction and authorization of Exchangeco Subsidiary and at the expense of Exchangeco Subsidiary, the applicable Weyerhaeuser Subsidiary shall continue to administer each Assumed Canadian Plan until effective control and direction of the Assumed Canadian Plans is transferred to Exchangeco Subsidiary, which the applicable Weyerhaeuser Subsidiary shall use reasonable best efforts to accomplish as quickly as practicable. For the avoidance of doubt, no Weyerhaeuser Subsidiary shall be construed as the agent of Exchangeco Subsidiary for this purpose. The applicable Weyerhaeuser Subsidiaries’ only responsibility in connection with the Assumed Canadian Plans from the Effective Time to the date effective control is acquired by Exchangeco Subsidiary and all necessary approvals are obtained from the applicable Governmental Entity shall be to execute the directions of Exchangeco Subsidiary. Exchangeco Subsidiary shall indemnify and save harmless each applicable Weyerhaeuser Subsidiary from and against all damage, liability, loss, expense or cost that each applicable Weyerhaeuser Subsidiary incurs as a result of Exchangeco Subsidiary’s failure to provide directions or authorizations to the applicable Weyerhaeuser Subsidiary or as a result of the applicable Weyerhaeuser Subsidiary’s compliance with directions or authorizations provided by Exchangeco Subsidiary, in each case in connection with the Assumed Canadian Plans on or after the Effective Time. After effective control is acquired by Exchangeco Subsidiary and all necessary approvals are obtained from the applicable Governmental Entity, the applicable Weyerhaeuser Subsidiaries shall have no further obligations or liabilities under any Assumed Canadian Plan or funding arrangement held thereunder and Exchangeco Subsidiary shall be responsible for all obligations, liabilities and commitments relating to such plans both before and after the Effective Time and in respect of Transferred Employees and any other person entitled to rights, benefits or payments under the Assumed Canadian Plans.

(h) Accrued Vacation. For purposes of determining the number of vacation days to which each Transferred Employee shall be entitled, Spinco shall, or shall cause Newco to, assume and honor all vacation days (regular, supplemental or banked) accrued or earned but not yet taken by such Transferred Employee as of the Effective Time. To the extent that a Transferred Employee is entitled under any applicable Law or any policy of Weyerhaeuser or any of its subsidiaries to be paid for any vacation days (regular, supplemental or banked) accrued or earned but not yet taken by such Transferred Employee as of the Effective Time, Spinco shall, or shall cause Newco to, assume the liability for such vacation days.

(i) Administration. Following August 22, 2006, the parties hereto shall reasonably cooperate in all matters reasonably necessary to effect the transactions contemplated by this Section 6.09, including exchanging information and data relating to workers’ compensation, employee benefits and employee benefit plan coverages (except to the extent prohibited by applicable Law), and in obtaining any governmental approvals required hereunder.

(j) Collectively Bargained Employees. From and after the Effective Time, Spinco shall, or shall cause its affiliates (including Newco) to, comply in all material respects with the terms of all collective bargaining agreements (including all obligations to provide employee benefits and/or to contribute to any pension plans) that cover one or more Transferred Employees (each, a “CBA”) as in effect immediately prior to the Effective Time until such time as Spinco or its affiliates (including Newco) negotiate a new collective bargaining agreement or agreements. Notwithstanding anything to the contrary in this Section 6.09, Spinco further agrees that the provisions of this Section 6.09 shall be subject to any applicable provisions of a CBA in respect of Transferred Employees, to the extent such provisions are inconsistent with or otherwise in conflict with the provisions of any such CBA.

(k) Flexible Spending Account Plans. Effective as of the Effective Time (or, with respect to a Newco Employee who becomes a Transferred Employee after the Effective Time, such later time that such Newco Employee becomes a Transferred Employee), Newco shall assume liabilities and account balances of the Weyerhaeuser Flexible Spending Account Plan maintained in the U.S. with respect to Transferred Employees and their dependents (“U.S. Flexible Spending Account Plans”). Effective as of the Effective Time (or, with respect to a Newco Employee who becomes a Transferred Employee after the Effective Time, such later time that such Newco Employee becomes a Transferred Employee), Weyerhaeuser shall transfer or cause to be transferred to Newco an amount in cash equal to the excess, if any, of the aggregate contributions for the plan year in which the Effective Time occurs (or, with respect to a Newco Employee who becomes a Transferred Employee after the Effective Time, the plan year in which such Newco Employee becomes a Transferred Employee (such year, the “Transition Year”)) of all Transferred Employees then participating in Weyerhaeuser’s U.S. Flexible Spending Account Plan over the aggregate reimbursements for the plan year in which the Effective Time occurs (or, as applicable, the Transition Year) to all Transferred Employees under such plan. Newco shall cause such amounts to be credited to each such employee’s accounts under Newco’s (or one of its affiliate’s) corresponding U.S. Flexible Spending Account Plan, which shall be established and in effect for such employees as of the Effective Time, and all claims for reimbursement which have not been paid as of the date of the transfer to Newco (or one of its affiliates) and credited under Newco’s (or one of its affiliate’s) U.S. Flexible Spending Account Plan shall be paid pursuant to and under the terms of Newco’s (or one of its affiliate’s) U. S. Flexible Spending Account Plan. In connection with such transfer, Newco shall deem that such employees’ deferral elections made under Weyerhaeuser’s U.S. Flexible Spending Account Plan for the plan year in which the Closing occurs (or, as applicable, the Transition Year) shall continue in effect under Newco’s (or one of its affiliate’s) U.S. Flexible Spending Account Plan for the remainder of the plan year in which the Closing occurs (or, as applicable, the Transition Year).

(l) Canadian Health Spending Account. Effective as of the Effective Time (or with respect to a Newco Employee who becomes a Transferred Employee after the Effective Time, such later time that such Newco Employee becomes a Transferred Employee), Newco shall, under any health spending account plan or arrangement provided by Newco to Transferred Employees employed in Canada, recognize and give credit for all unused account balances of such Transferred Employees, which are maintained under the applicable Weyerhaeuser health spending account at that time.

(m) U.S. Multiemployer Pension Plan. (i) Weyerhaeuser and Domtar intend that the Transactions shall not result in a complete or partial withdrawal by Weyerhaeuser or any Weyerhaeuser Subsidiary from the Multiemployer Pension Plan set forth in Section 4.11(a) of the Weyerhaeuser Disclosure Letter (the “U.S. MEPP”) and Weyerhaeuser and Domtar shall reasonably cooperate to prevent the imposition of a withdrawal liability by the U.S. MEPP in connection with the Transactions, and, effective as of the Closing, Newco shall assume Weyerhaeuser’s obligations to make contributions to the U.S. MEPP.

(ii) In the event that the Transactions are deemed to constitute sale of assets to an unrelated party under Section 4204 of ERISA, then Weyerhaeuser, Newco and Domtar agree that, unless the PBGC waives the requirements of Section 4204(a)(1)(B) of ERISA, if Domtar withdraws from the U.S. MEPP with respect to the Newco Employees within the first five plan years beginning after the Closing and does not pay its liability to such U.S. MEPP on account of such withdrawal, Weyerhaeuser shall be secondarily liable to such plan for any withdrawal liability that Newco would have had to the plan with respect to the Newco Employees in the absence of Section 4204(a) of ERISA, to the extent required by ERISA. Notwithstanding the provisions of the preceding sentence and Section 4204 of ERISA, it is expressly agreed that if Weyerhaeuser or any Weyerhaeuser Subsidiary incurs any secondary withdrawal liability under the preceding sentence, Newco shall indemnify and hold them harmless from any and all losses incurred by Weyerhaeuser or any Weyerhaeuser Subsidiary by reason of such secondary liability.

(iii) Newco may seek, pursuant to PBGC Regulations §§ 4204.11 and 4204.13, a variance from the bond/escrow requirement of Section 4204(a)(1)(B) of ERISA. Weyerhaeuser shall cooperate with Newco in connection with Newco’s request for such variance, which cooperation shall include: (x) if so requested by Newco, timely and jointly with Newco notifying the U.S. MEPP in writing, as contemplated by PBGC Regulation § 4204.11, of their intention that the Transactions be covered by Section 4204 of ERISA and (y) providing Newco or the U.S. MEPP with such information that is reasonably available to Weyerhaeuser and that Domtar or the U.S. MEPP requests in connection with such request for such variance. If the U.S. MEPP determines that Newco’s request does not qualify for a variance of the bond/escrow requirement, Newco shall provide the bond or escrow required under Section 4204(a)(1)(B) within the time period set forth in PBGC Regulation § 4204.11(d), provided that the foregoing shall not be deemed to restrict the ability of Newco to seek a variance or exemption pursuant to PBGC Regulations §§ 4204.21 and 4204.22.

SECTION 6.10. Directors’ and Officers’ Liability Insurance. (a) As of the Effective Time, Spinco shall have in effect, at no expense to the beneficiaries, policies of directors’ and officers’ liability insurance with respect to claims arising from or related to facts or events which occurred at, before or after the Effective Time. Such policies will be comparable in coverage and amount to Weyerhaeuser directors’ and officers’ liability insurance policy and to the Domtar directors’ and officers’ liability insurance policy in effect as of August 22, 2006.

(b) Spinco shall for a period of at least six years after the Effective Time, indemnify and hold harmless, and provide advancement of expenses to, all past and present directors or officers of Domtar, Newco and their respective subsidiaries, and each individual who prior to the Effective Time becomes a director or officer of Domtar, Newco and their respective subsidiaries, to the maximum extent allowed under applicable Law in respect of acts or omissions that occurred at or prior to the Effective Time and, in the case of directors and officers of Newco, related to the Newco Business or in connection with any of the Transaction Documents or the Transactions.

(c) Spinco shall maintain in effect for each of the applicable persons referred to in Section 6.10(b) for a period of at least six years after the Effective Time policies of directors’ and officers’ liability insurance of at least the same coverage and containing terms and conditions which are, in the aggregate, no less advantageous to the insured, as the current policies of directors’ and officers’ liability insurance maintained by Domtar or Weyerhaeuser, with respect to claims arising from acts or omissions that occurred at or prior to the Effective Time and, in the case of directors and officers of Newco, related to the Newco Business or in connection with any of the Transaction Documents or the Transactions.

SECTION 6.11. Fees and Expenses. (a) All fees and expenses incurred in connection with the Transactions shall be paid by the party incurring such fees or expenses; provided, however, that in the event the Transactions are consummated, Spinco shall reimburse Weyerhaeuser, Weyerhaeuser Canada and Weyerhaeuser Saskatchewan for (i) all fees and expenses (including fees and expenses of financial institutions, legal counsel, auditors and title companies) incurred in connection with the financing of the Transaction Debt, including the preparation of the New Debt Commitment Letter and any other financing documents or other documents relating thereto (including any title reports, UCC searches and UCC filings) and roadshows, (ii) up to 50% of all fees and expenses (including fees and expenses of legal counsel, title companies and fees and expenses incurred with respect to efforts to obtain any Consents and Governmental Approvals) incurred in connection with the site separations set forth in Section 6.05 of the Contribution and Distribution Agreement, and (iii) up to an amount of $28,000,000 of all fees and expenses (including fees and expenses of investment bankers, legal counsel, auditors and environmental consultants and fees and expenses incurred with respect to efforts to obtain any Consents or Governmental Approvals) incurred in connection with the Transactions. This Section 6.11 does not relate to Transfer Taxes, which are the subject of Section 2.03 of the Tax Sharing Agreement.

(b) Following the Closing, each of Weyerhaeuser and Spinco shall each be responsible for 50% of the capital expenditures and one-time start-up expenses incurred by either party in connection with the actions required to separate the facilities of Spinco and Weyerhaeuser as disclosed in Section 9.03 of the Weyerhaeuser Disclosure Letter under the heading “Site Services Agreements” (the “Site Separation Costs”). Prior to the Closing, Weyerhaeuser and Domtar shall agree on the procedures to be followed by Weyerhaeuser and Spinco to determine the amount of and methods of reimbursement for such Site Separation Costs.

SECTION 6.12. Public Announcements. Weyerhaeuser and Newco, on the one hand, and Domtar, on the other hand, shall consult with each other and shall mutually agree upon any press release or other public statements with respect to the Transactions and shall not issue any such press release or make any such public statement prior to such consultation and agreement, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with the TSX or any U.S. national securities exchange, in which case the party proposing to issue such press release or make such public announcement shall use its reasonable best efforts to consult in good faith with the other parties before issuing any such press release or making any such public announcement.

SECTION 6.13. Transition Services, Site Services and Other Agreements. Subject to Section 7.01(h), on or prior to the Closing Date, the parties shall negotiate in good faith and enter into (i) the Transition Services Agreement providing for services in accordance with the terms and subject to the conditions in Exhibit E, and (ii) the Fiber Supply Agreements and the Site Services Agreements, in each case providing for the goods and services and in accordance with the terms and subject to the conditions set forth in Section 9.03 of the Weyerhaeuser Disclosure Letter.

SECTION 6.14. Non-Solicitation of Employees. For a period of two years from the Effective Time, without the prior written consent of Spinco, Weyerhaeuser will not, and will not permit any affiliate of Weyerhaeuser to, directly or indirectly, employ or attempt to employ any employee of Newco or any Newco Subsidiary or solicit or induce any employee of Newco or any Newco Subsidiary to terminate such person’s employment with Newco or such Newco Subsidiary. For a period of two years from the Effective Time, without the prior written consent of Weyerhaeuser, Spinco will not, and will not permit any affiliate of Spinco to, directly or indirectly, employ or attempt to employ any employee of Weyerhaeuser or any Weyerhaeuser Subsidiary or solicit or induce any employee of Weyerhaeuser or any Weyerhaeuser Subsidiary to terminate such person’s employment with Weyerhaeuser or such Weyerhaeuser Subsidiary. For the purposes of this Section 6.14, the placement of “help wanted” advertisements, postings on internet job sites and searches by employment search companies that are not specifically targeting employees of Weyerhaeuser, any Weyerhaeuser Subsidiary, Newco or any Newco Subsidiary shall not result in a violation of this Section 6.14.

SECTION 6.15. Stock Exchange Listing. Weyerhaeuser, Spinco and Domtar shall use their reasonable best efforts to cause the shares of Spinco Common Stock to be issued in the Transactions pursuant to (i) the Spinco Share Issuance, (ii) the exercise of Substituted Spinco Options, Substituted Spinco SARs, Replacement Options, Amended Replacement Options, Replacement Rights, Replacement DSUs and Replacement PSUs, (iii) the Spinco Stock Plans and/or Spinco Stock Plans and (iv) the exercise of the exchange rights attaching to the Exchangeable Shares to be approved for listing on the NYSE and the TSX, subject to official notice of issuance with respect to the NYSE and subject to compliance with the by-laws and requirements of the TSX, and the Exchangeable Shares to be approved for listing on the TSX, subject to compliance with the by-laws and requirements of the TSX, prior to the Closing Date. Domtar shall use its reasonable best efforts to cause the Class B Common Shares of Offerco to be listed and posted for trading on the TSX, subject to compliance with the by-laws and requirements of the TSX.

SECTION 6.16. Tax Treatment. The parties hereto will cooperate with each other and use their respective reasonable efforts to cause (i) the Contribution and the Distribution to qualify as a “reorganization” within the meaning of Section 368(a)(1)(D) of the Code and as tax-free under Section 355, and (ii) the Arrangement to be tax deferred under the ITA for certain eligible holders of Class B Common Shares resident in Canada that exchange such shares for Exchangeable Shares, provided appropriate elections are filed in the prescribed manner in accordance with Section 85 of the ITA (the qualifications referred to in clauses (i) and (ii), the “Intended Tax Treatment”), including not taking any action that such party knows is reasonably likely to prevent the Intended Tax Treatment.

SECTION 6.17. Distribution. (a) Weyerhaeuser shall use reasonable efforts to ensure that any decision to effect the Distribution, in whole or in part, as an exchange offer will be made sufficiently in advance of receipt of any Governmental Approvals such that the implementation would not reasonably be expected to delay the Closing Date by more than 30 days.

(b) If Weyerhaeuser elects to effect the Distribution, in whole or in part, as an exchange offer, Weyerhaeuser shall use reasonable efforts to and, upon request by Weyerhaeuser, Domtar shall use reasonable efforts to consummate the Distribution within 30 days after satisfaction (or waiver to the extent permissible) of all the conditions precedent to the Closing (other than conditions that by their nature are to be satisfied at the time of the Transactions and shall in fact be satisfied at such time(s)).

(c) Weyerhaeuser shall not use an exchange offer to effect the Distribution, in whole or in part, if such exchange offer would result in occurrence of the Distribution Date 30 days beyond the date on which the Transactions would otherwise be consummated.

(d) Weyerhaeuser shall be entitled to delay the Distribution and Closing for up to 10 Business Days to comply with any NYSE and TSX rules relating to notices of record dates and dividends.

SECTION 6.18. Contribution and Distribution Agreement. (a) Weyerhaeuser, Spinco and Newco shall not terminate or assign the Contribution and Distribution Agreement, amend any provision of the Contribution and Distribution Agreement, or waive compliance with any of the agreements or conditions contained therein without the prior written consent of Domtar.

(b) In connection with the assignment, transfer and conveyance of the Newco Assets and the assumption of the Newco Liabilities by Newco, and the purchase of the Newco Canada Exchangeco Assets and the assumption of the Newco Canada Exchangeco Liabilities by Exchangeco Subsidiary, in each case as contemplated in the Contribution and Distribution Agreement, Weyerhaeuser (i) will keep Domtar reasonably informed of its progress in obtaining any necessary or advisable Consents and Governmental Approvals, and (ii) will not enter into any agreement or other instrument with respect to any such assignment, transfer, conveyance, assumption or purchase without the prior approval of Domtar, which consent shall not be unreasonably withheld or delayed.

SECTION 6.19. Covenants Regarding Non-Solicitation. (a) Subject to Section 6.20, Domtar shall not, directly or indirectly, through any officer, director, employee, representative or agent of Domtar or any of its subsidiaries, (i) solicit, initiate or knowingly encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal, (ii) participate in any discussions or negotiations regarding any Acquisition Proposal, (iii) withdraw or modify in a manner adverse to Weyerhaeuser the approval of the Board of Directors of Domtar of the Transactions or the recommendation of the Board of Directors of Domtar to the holders of Domtar Capital Shares or Domtar Options, (iv) approve or recommend any Acquisition Proposal or (v) enter into any agreement, arrangement or understanding related to any Acquisition Proposal. Notwithstanding the preceding part of this Section 6.19(a) and any other provision of this Agreement, nothing shall prevent the Board of Directors of Domtar prior to the issuance of the Final Order from considering, participating in any discussions or negotiations, or entering into a confidentiality agreement and providing information pursuant to Section 6.19(c), regarding an unsolicited bona fide written Acquisition Proposal that did not otherwise result from a breach of this Section 6.19 and that the Board of Directors of Domtar determines in good faith, after consultation with financial advisors and outside counsel, constitutes or is reasonably likely to result in a Superior Proposal; provided, however, that prior to taking such action, the Board of Directors must have determined, after consultation with outside counsel, that it is appropriate for the Board of Directors of Domtar take such action in order to discharge properly its fiduciary duties. Domtar shall not consider, negotiate, accept, approve or recommend an Acquisition Proposal after the date of the issuance of the Final Order. Domtar shall, and shall cause the officers, directors, employees, representatives and agents of Domtar and its subsidiaries to, cease immediately all discussions and negotiations conducted prior to August 22, 2006 regarding any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal. Nothing contained in this Section 6.19(a) shall prohibit Domtar from responding to any unsolicited proposal or inquiry solely by advising the person making such proposal or inquiry of the terms of this Section 6.19(a).

(b) Domtar shall promptly notify Weyerhaeuser, at first orally and then in writing, of any Acquisition Proposal and any inquiry that could lead to an Acquisition Proposal, or any amendments to the foregoing, or any request for non-public information relating to Domtar or any material Domtar Subsidiary in connection with an Acquisition Proposal or for access to the properties, books or records of Domtar or any material Domtar Subsidiary by any person that informs Domtar or such material Domtar Subsidiary that it is considering making, or has made, an Acquisition Proposal. Such notice shall include a description of the material terms and conditions of any proposal, the identity of the person making such proposal, inquiry or contact and provide such other details of the proposal, inquiry or contact as Weyerhaeuser may reasonably request. Domtar shall (i) keep Weyerhaeuser fully informed of the status including any change to the material terms of any such Acquisition Proposal or inquiry and (ii) provide to Weyerhaeuser, as soon as practicable after receipt or delivery thereof, copies of all correspondence and other written material sent or provided to Domtar or any Domtar Subsidiary from any person in connection with any Acquisition Proposal or sent or provided by Domtar to any person in connection with any Acquisition Proposal.

(c) If Domtar receives a request for material non-public information from a person who has made an unsolicited bona fide written Acquisition Proposal and Domtar is permitted, as contemplated under the second sentence of Section 6.19(a), to negotiate the terms of such Acquisition Proposal, then, and only in such case, the Board of Directors of Domtar may, subject to the execution by such person of a confidentiality agreement containing a standstill provision substantially similar to that contained in the Confidentiality Agreement, provide such person with access to information regarding Domtar; provided, however, that the person making the Acquisition Proposal shall not be precluded under such confidentiality agreement from making the Acquisition Proposal (including any amendment thereto); provided further that Domtar sends a copy of any such confidentiality agreement to Weyerhaeuser promptly upon its execution and Weyerhaeuser is provided with a list of or copies of the information provided to such person and immediately provided with access to similar information to which such person was provided.

(d) Domtar shall ensure that its officers, directors and employees and its subsidiaries and their officers, directors and employees and any financial advisors or other advisors or representatives retained by it are aware of the provisions of this Section 6.19, and it shall be responsible for any breach of this Section 6.19 by its officers, directors, employees, financial advisors or other advisors or representatives.

(e) Notwithstanding Section 6.19(a)(iii), the Board of Directors of Domtar may withdraw or modify in a manner adverse to Weyerhaeuser the approval of the Board of Directors of Domtar of the transactions contemplated hereby if an event has occurred and is continuing that, either alone or together with other events, has had or would reasonably be expected to have a Newco Material Adverse Effect.

SECTION 6.20. Notice by Domtar of Superior Proposal Determination.

(a) Notwithstanding Sections 6.19(a), 6.19(b), 6.19(d) and 6.19(e), Domtar may accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal if, and only if, (i) it has provided Weyerhaeuser with a copy of the Superior Proposal document, (ii) five Business Days shall have elapsed from the later of the date Weyerhaeuser received written notice advising Weyerhaeuser that Domtar’s Board of Directors has resolved, subject only to compliance with this Section 6.20 and termination of this Agreement, to accept, approve, recommend or enter into an agreement in respect of such Superior Proposal, specifying the terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal, and the date Weyerhaeuser received a copy of such Superior Proposal, and (iii) it has previously or concurrently will have (A) paid to Weyerhaeuser the Break Fee (as defined in Section 6.21(a)(iii)), if any, payable under Section 6.21 and (B) terminated this Agreement pursuant to Section 8.01(d)(ii). Any information provided by Domtar to Weyerhaeuser pursuant to this Section 6.20 or pursuant to Section 6.19 shall be subject to Section 6.06.

(b) During such five Business Day period, Domtar agrees that Weyerhaeuser shall have the right, but not the obligation, to offer to amend the terms of this Agreement. The Board of Directors of Domtar will review any offer by Weyerhaeuser to amend the terms of this Agreement in good faith in order to determine, in its discretion in the exercise of its fiduciary duties, whether Weyerhaeuser’s offer upon acceptance by Domtar would result in such Superior Proposal ceasing to be a Superior Proposal. If the Board of Directors of Domtar so determines, it will enter into an amended agreement with Weyerhaeuser reflecting Weyerhaeuser’s amended proposal. If the Board of Directors of Domtar continues to believe, in good faith and after consultation with financial advisors and outside counsel, that such Superior Proposal remains a Superior Proposal and therefore rejects Weyerhaeuser’s amended proposal, Domtar may terminate this Agreement pursuant to Section 8.01(d)(ii); provided, however, that Domtar must concurrently pay to Weyerhaeuser the Break Fee, if any, payable to Weyerhaeuser under Section 6.21 and must concurrently with such termination enter into a definitive agreement with respect to such Acquisition Proposal. Domtar acknowledges and agrees that payment of the Break Fee, if any, payable under Section 6.21 is a condition to valid termination of this Agreement under Section 8.01(d)(ii) and this Section 6.20.

(c) Domtar also acknowledges and agrees that each successive modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of the requirement under clause (ii) of Section 6.20(a) to initiate an additional five Business Day notice period.

SECTION 6.21. Break Fee.

(a) If:

(i) Domtar shall terminate this Agreement pursuant to Section 8.01(d)(ii), unless at the time of such termination, an event has occurred and is continuing that has a Newco Material Adverse Effect;

(ii) Weyerhaeuser shall terminate this Agreement pursuant to Section 8.01(c)(ii), unless at the time of such failure to recommend, withdrawal or adverse modification or change, or recommendation of an Acquisition Proposal, an event has occurred and is continuing that has a Newco Material Adverse Effect; or

(iii) either Domtar or Weyerhaeuser shall terminate this Agreement pursuant to Section 8.01(b)(i) or 8.01(b)(ii) in circumstances where Domtar Shareholder Approval has not been obtained at the Domtar Meeting, and (x)(A) in the case of a termination of this Agreement pursuant to Section 8.01(b)(i), a bona fide Acquisition Proposal has been made by any person other than a Weyerhaeuser Party prior to the Domtar Meeting and not withdrawn more than five days prior to the vote of the Domtar Shareholders and holders of Domtar Options, or (B) in the case of a termination of this Agreement pursuant to Section 8.01(b)(ii), a bona fide Acquisition Proposal has been made by any Person other than a Weyerhaeuser Party that is either publicly disclosed or otherwise becomes publicly known prior to or at the time of the Domtar Meeting and that is not withdrawn more than five days prior to the vote of the Domtar Shareholders and holders of Domtar Options, and (y) Domtar enters into an agreement with respect to any Acquisition Proposal, or any Acquisition Proposal is consummated, after the date hereof and prior to the expiration of 12 months following termination of this Agreement, unless at the time of the Domtar Meeting an event has occurred and is continuing that has a Newco Material Adverse Effect;

then in any such case Domtar shall pay to Weyerhaeuser $62,000,000 (the “Break Fee”) in immediately available funds to an account designated by Weyerhaeuser. Such payment shall be due (A) in the case of a termination specified in clause (i), prior to the termination of this Agreement, (B) in the case of a termination specified in clause (ii), within five Business Days after written notice of termination by Weyerhaeuser, or (C) in the case of a termination specified in clause (iii), at or prior to the earlier of the entering into of the agreement and the consummation of the transaction referred to therein; provided, however, that in the event that Domtar has reimbursed Weyerhaeuser for its out-of-pocket expenses pursuant to Section 6.21(b) prior to the date on which the Break Fee is payable, then the amount of the Break Fee payable shall be reduced by the amount of expenses actually reimbursed by Domtar pursuant to Section 6.21(b). Domtar shall not be obligated to make more than one payment pursuant to this Section 6.21(a).

(b) Domtar shall reimburse Weyerhaeuser for all its out-of-pocket expenses actually incurred in connection with this Agreement, the Original Agreement and the Transactions, subject to a maximum of $10,000,000, if this Agreement is terminated in the circumstances specified in clause (iii) of Section 6.21(a) and the Break Fee is not payable upon the date of such termination. Such reimbursement shall be paid on demand following such termination.

SECTION 6.22. Effect of Break Fee Payment. For greater certainty, the parties hereto agree that if Domtar pays to Weyerhaeuser amounts required by Section 6.21 as a result of the occurrence of any of the events referenced in Section 6.21, the Weyerhaeuser Parties shall have no other remedy for monetary damages for any breach of this Agreement by Domtar.

SECTION 6.23. Securities Act Exemptions. In the event that, due to an amendment to the Securities Act, a change in the SEC’s interpretation of the Securities Act or a decision of a court which provides that orders of Canadian courts such as the Final Order do not qualify under Section 3(a)(10) of the Securities Act, the exemption from registration under Section 3(a)(10) of the Securities Act is not available for any reason to exempt the issuance of the Spinco Shares and Exchangeable Shares in accordance with the Arrangement from the registration requirements of the Securities Act, then Spinco shall take all necessary action to file a registration statement on Form S-4 (or on such other form that may be available to Spinco) in order to register the shares of Spinco Common Stock and Exchangeable Shares, and shall use its reasonable best efforts to cause such registration statement to become effective at or prior to the Effective Time. In the event that, prior to the Distribution Date, due to an amendment to the Securities Act, a change in the SEC’s interpretation of the Securities Act or a decision of a court, the Distribution by means of a dividend is required to be registered under the Securities Act, then Weyerhaeuser shall cause Spinco to take all necessary action to file a registration statement on Form S-1 (or such other form that may be available to Spinco) in order to register the shares of Spinco Common Stock to be distributed as a dividend and shall cause Spinco to use its reasonable best efforts to cause such registration statement to become effective at or prior to the Distribution Date.

SECTION 6.24. Audited Financial Statements. (a) As soon as practicable after August 22, 2006, but no later than November 15, 2006, Weyerhaeuser shall deliver to Domtar (i) audited balance sheets with respect to the Newco Business as of December 25, 2005 and December 26, 2004 (together with the notes thereto, the “Audited Newco Balance Sheets”), and the related audited statements of results of operations and cash flows for each of the three years in the three-year period ended December 25, 2005 (together with the notes thereto and the Audited Newco Balance Sheets, the “Audited Newco Financial Statements”), which shall be substantially the same as the 2005 Unaudited Newco Financial Statements with respect to the period covered by such unaudited financial statements (except that the 2005 Unaudited Newco Financial Statements do not reflect the Canadian Logging, Forest Management and Saw Mill Operations, which shall be reflected in the Audited Newco Financial Statements), with audit adjustments that are only immaterial in amount and nature (except with respect to the Canadian Logging, Forest Management and Saw Mill Operations), (ii) an unqualified audit report on the Audited Newco Financial Statements, and (iii) a schedule showing all adjustments to the 2005 Unaudited Newco Financial Statements to reflect the Canadian Logging, Forest Management and Saw Mills Operations.

(b) The parties hereto will cooperate with each other and use their respective reasonable best efforts to prepare on a timely basis pro forma financial statements of Spinco, as adjusted to reflect the consummation of the Transactions, prepared in accordance with Regulation S-X promulgated by the SEC and applicable Canadian requirements, for the periods required to be included in the Domtar Circular, the Form 10, the Spinco Registration Statement or, if such filings are required by applicable Law or the SEC, the Form S-4 or the Exchange Offer Schedule.

SECTION 6.25. Domtar Share Purchase Plans and Domtar Stock Plans. (a) As soon as practicable after August 22, 2006, the Board of Directors of Domtar shall adopt such resolutions or take such other actions as may be required to provide that with respect to the Domtar Share Purchase Plan for Canadian Employees and the Domtar Share Purchase Plan for Employees in the United States (collectively, the “Domtar ESPPs”) (A) each participant’s outstanding right to purchase Domtar Common Shares under the Domtar ESPPs shall terminate on the last trading day immediately prior to the Measurement Date, (B) any amounts allocated to a participant’s account under the Domtar ESPPs may be used to purchase Domtar Common Shares from Domtar prior to, but not after, the close of business on the day prior to the Measurement Date, and any unused amounts shall be refunded to such participant, (C) the Domtar ESPPs shall terminate at the close of business on the day immediately prior to the Measurement Date, (D) with respect to the Domtar ESPP for Canadian employees, the annual employer contribution for the calendar year ended December 31, 2006 shall be made to participants’ accounts on the day immediately prior to the Measurement Date (if not previously made), and (E) no further rights shall be outstanding under the Domtar ESPPs (other than Domtar Rights relating to Domtar Common Shares previously purchased under the Domtar ESPPs). After the Effective Time, the Board of Directors of Spinco may decide, at its discretion, whether it shall institute replacement share purchase plans for Spinco employees.

SECTION 6.26. Furnishing of Tax Opinion. At least 10 days prior to the Distribution Date, Weyerhaeuser shall furnish to Domtar a copy of the proposed form of the tax opinion described in Section 7.02(e) together with all letters or certificates that form the basis therefor (collectively, the “Opinion Materials”). Domtar shall be entitled to provide Weyerhaeuser with written comments on such Opinion Materials. Weyerhaeuser shall consider such comments and shall make changes to the Opinion Materials in accordance with such comments, but only to the extent that Weyerhaeuser, acting in good faith, determines that such changes are reasonable. Weyerhaeuser shall furnish Spinco with a copy of the final Opinion Materials. The Opinion Materials shall not include any letter, certificate or other item to which any Spinco Party is a signatory other than Section 6.26 of the Weyerhaeuser Disclosure Letter.

SECTION 6.27. IRS Ruling. (a) Weyerhaeuser and Spinco shall use their reasonable best efforts to seek, as promptly as practicable, a private letter ruling from the IRS, in form and substance reasonably satisfactory to Weyerhaeuser (the “IRS Ruling”) to the effect that the Contribution and the Distribution shall qualify as a tax-free transaction under Sections 355 and 368 of the Code. Weyerhaeuser shall use its reasonable best efforts to notify Domtar’s tax counsel about any substantive telephone communications with the IRS regarding any material issues arising with respect to the IRS Ruling, so that such counsel may participate on such calls; provided, however, that if advance notification to such counsel of a call with the IRS is not practically feasible due to the initiation of an unscheduled call by the IRS, Weyerhaeuser shall first attempt to include Domtar’s tax counsel on such call and, if unsuccessful, shall timely inform Domtar’s tax counsel of any material issues discussed with the IRS subsequent to the call. Domtar’s tax counsel shall be allowed to participate in any in-person conference with the IRS (and Weyerhaeuser agrees to take such actions as the IRS may reasonably request in order to permit such participation), unless the IRS objects to such participation or such participation will unreasonably delay the holding of the conference. If Domtar’s tax counsel participates in any in-person conference with the IRS, such participation shall be for the limited purposes of providing additional facts and improving the clarity of the discussion relating to Domtar’s role in the Transactions.

(b) The IRS Ruling may be based upon customary factual statements, representations and covenants by the parties, their subsidiaries and their shareholders, consistent with the existing published guidance of the IRS, in each case with appropriate modifications to reflect the particular facts of the Transactions (collectively, the “Representations”). Subject to, and consistent with, Section 6.06, Domtar agrees to provide such appropriate information and Representations as the IRS shall reasonably request in connection with the IRS Ruling. In the event that the IRS will not issue the ruling requested by Weyerhaeuser, then Weyerhaeuser and Domtar shall consider in good faith any reasonable modifications to the structure of the Transactions that will facilitate receipt of the IRS Ruling, so long as such modifications will not materially adversely affect the value of the Transactions to either party or its shareholders.

(c) Weyerhaeuser shall be responsible for the preparation and filing of the request for the IRS Ruling and supplements thereto to be submitted to the IRS in connection with the IRS Ruling (the “IRS Submission”). Prior to submitting any IRS Submission, Weyerhaeuser shall provide Domtar’s tax counsel with a reasonable opportunity to review and comment on a draft of such IRS Submission; provided, however, Weyerhaeuser may redact from such draft of such IRS Submission any information that (x) Weyerhaeuser, in its good faith judgment, considers to be confidential information not germane to the IRS Ruling and to which Domtar is not otherwise entitled to have access to pursuant to Section 6.06 and (y) is not (and is not reasonably expected to become) a part of any other publicly available information. Weyerhaeuser shall timely provide to Domtar’s tax counsel a final copy of any IRS Submission.

(d) Weyerhaeuser shall timely provide Domtar and its tax counsel with a copy of the IRS Ruling after receipt thereof from the IRS.

SECTION 6.28. Equity Calculation. On the Measurement Date, Weyerhaeuser shall provide Domtar with all relevant information regarding elections by Rollover Employees to receive Substituted Spinco Options, Substituted Spinco SARs, Substituted Spinco RSUs and the number of shares of Spinco Common Stock issuable pursuant thereto, and Domtar shall provide Weyerhaeuser with a statement setting forth the total number of Domtar Common Shares then issued and outstanding and all relevant information with respect to (i) the Domtar Restricted Shares and the number of additional Domtar Common Shares issuable pursuant thereto, and (ii) the Domtar Options, Domtar Rights, Domtar DSUs, Domtar PSUs and the number of Domtar Common Shares to be granted pursuant thereto, in each case for the purpose of determining the number of shares of Spinco Common Stock to be issued to Weyerhaeuser on the Contribution Date in accordance with Section 2.12(b) of the Contribution and Distribution Agreement. On the basis of this information, Weyerhaeuser and Domtar shall calculate in good faith the number of shares of Spinco Common Stock to be issued to Weyerhaeuser pursuant to such Section 2.12. Weyerhaeuser shall determine the Measurement Date in accordance with Section 2.12(b) of the Contribution and Distribution Agreement and shall provide Domtar with three Business Days’ prior notice of such date.

SECTION 6.29. Redemption of Excluded IRB Indebtedness. Prior to the Closing Date, Weyerhaeuser shall redeem all Excluded IRB Indebtedness so that (i) all Weyerhaeuser’s obligations in respect of such indebtedness shall have been satisfied in full, and (ii) all Liens on Newco Assets securing such Excluded IRB Indebtedness shall have been irrevocably released and terminated.

SECTION 6.30. Confidentiality. (a) Domtar and its affiliates acknowledge that the information being provided to them in connection with the Transactions is subject to the terms of the Confidentiality Agreement, which are incorporated herein by reference. Effective upon, and only upon, the Closing, the Confidentiality Agreement shall terminate with respect to information relating solely to the Newco Business; provided, however, that Domtar acknowledges that any and all other information provided to it by Weyerhaeuser, any of its affiliates or their respective representatives concerning Weyerhaeuser or any of its affiliates shall remain subject to the terms and conditions of the Confidentiality Agreement after the Closing.

(b) Weyerhaeuser shall keep confidential, and cause its affiliates and instruct its and their officers, directors, employees and advisors to keep confidential, all information relating to the Newco Business except as required by law or administrative process and except for information which is available to the public on the Closing Date, or thereafter becomes available to the public other than as a result of a breach of this Section 6.30(b). The covenants set forth in this Section 6.30 shall terminate two years after the Closing Date.

SECTION 6.31. Internal Controls. The parties hereto will cooperate with each other and use their respective reasonable best efforts to (A) design a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting by Spinco after the Effective Time, and the preparation of financial statements of Spinco after the Effective Time for external purposes, and (B) design disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information that Spinco will be required to disclose after the Effective Time in the reports it is required to file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Spinco’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of Spinco required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”).

SECTION 6.32. Spinco Common Stock Matters. Prior to the Distribution, whether effected pursuant to a dividend or an exchange offer or a combination thereof, Weyerhaeuser shall and shall cause Spinco to either, at Weyerhaeuser’s election and pursuant to documents reasonably acceptable to Domtar, (i) adopt and enter into a “shareholder rights plan” for Spinco containing customary terms and conditions and a threshold of 10% for the definition of “acquiring person” and similar terms or (ii) amend the Restated Certificate of Incorporation of Spinco attached hereto as Exhibit A in order to provide for a limitation on the ability of any person to have or acquire beneficial ownership of Spinco Common Stock equal to or greater than 10% of the issued and outstanding shares of such stock. Any such plan or amendment (A) shall have a term of two years, (B) shall not apply to any person who is and remains eligible to file a Schedule 13G under the Exchange Act and (C) shall, with respect to any person who has greater than 10% of the issued and outstanding shares of such stock immediately following the Closing in the event that the Distribution is effected in whole as a pro rata dividend, only apply to the extent such person acquires additional shares of such stock.

ARTICLE VII

CONDITIONS PRECEDENT

SECTION 7.01. Conditions to Each Party’s Obligation to Effect the Transactions. The respective obligations of each party to effect the Arrangement and the Distribution are subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Approval by Domtar Shareholders and Holders of Domtar Options. The Domtar Shareholder Approval shall have been obtained;

(b) Final Order. The Final Order shall have been granted prior to the Closing Date in form and substance satisfactory to Weyerhaeuser and Domtar, and shall not have been set aside or modified in a manner unacceptable to either of Weyerhaeuser or Domtar, on appeal or otherwise;

(c) Review Law Approvals. Any waiting period (and any extension thereof) applicable to the Transactions under the HSR Act shall have been terminated or shall have expired. Any consents, approvals and filings under any other Review Law, the absence of which would prohibit the consummation of Transactions, shall have been obtained or made and, with respect to approval under the Competition Act, either:

(i) the applicable waiting period under Section 123 of the Competition Act shall have expired and the Commissioner shall have issued a written notification stating that the Commissioner does not at that time intend to make application to the Competition Tribunal under Section 92 of the Competition Act (i.e., a “no-action” letter) in respect of the Transactions; or

(ii) the Commissioner shall have issued an advance ruling certificate under Section 102 of the Competition Act in respect of the Transactions;

(d) Listing of Spinco Common Stock. The shares of Spinco Common Stock issuable to the Eligible Holders and certain holders of Class B Common Shares pursuant to the Transactions and this Agreement and issuable upon exchange of the Exchangeable Shares and upon exercise of the Equity Awards from time to time, shall have been approved for listing on the NYSE, subject to notice of issuance;

(e) Listing of Exchangeable Shares and Class B Common Shares. The Exchangeable Shares issuable to certain holders of Class B Common Shares pursuant to the Transactions shall have been conditionally approved for listing on the TSX, and, subject to Section 9.11, the TSX shall have accepted that the Class B Common Shares issuable to holders of Domtar Common Shares pursuant to the Transactions shall, upon issuance, be listed and posted for trading on the TSX;

(f) No Injunctions or Restraints. No temporary restraining order, cease trading order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Transactions shall be in effect; provided, however, that, prior to asserting this condition, subject to Section 6.07, each of the parties hereto shall have used its reasonable best efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any such injunction or other order that may be entered;

(g) Form S-4 and Form 10. The Form S-4 (if required by applicable Law or the SEC) shall have become effective under the Securities Act and the Form 10 shall have become effective under the Exchange Act. The Form S-4 (if required by applicable Law or the SEC) shall not be the subject of any stop order or proceedings seeking a stop order; and Newco shall have received all required exemption orders or other approvals of the CSAs and all state securities or “Blue Sky” authorizations necessary to issue shares of Spinco Common Stock pursuant to the Transactions;

(h) Transaction Documents. The Transaction Documents shall have been executed and delivered by each of the parties thereto and such Transaction Documents shall be in full force and effect;

(i) Contribution. The Contribution shall have been consummated in accordance with the terms and conditions of the Contribution and Distribution Agreement; and

(j) Spinco Financing. Spinco shall have entered into a credit facility or facilities on the terms and conditions set forth in the New Debt Commitment Letter, or on terms and conditions which are not materially more burdensome to Spinco than those set forth in the New Debt Commitment Letter, in an aggregate amount not less than $2.65 billion (the “Transaction Debt”).

The foregoing conditions are for the mutual benefit of each of Weyerhaeuser, Spinco and Newco and of Domtar and may, subject to Section 8.04, be waived, in whole or in part, by either Weyerhaeuser, Spinco and Newco, acting jointly, or by Domtar at any time, provided that neither Weyerhaeuser, Spinco and Newco, acting jointly, nor Domtar may waive any mutual condition on behalf of the other of them.

SECTION 7.02. Conditions to Obligations of Weyerhaeuser, Spinco and Newco. The obligations of Weyerhaeuser, Spinco and Newco to effect the Arrangement and the Distribution are further subject to the following conditions:

(a) Representations and Warranties. The representations and warranties of Domtar in this Agreement that are qualified as to materiality or as to a Domtar Material Adverse Effect shall be true and correct and those not so qualified shall be true and correct in all material respects, as of August 22, 2006 and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, on and as of such earlier date). Weyerhaeuser shall have received a certificate to such effect signed on behalf of Domtar by the chief executive officer and the chief financial officer of Domtar;

(b) Performance of Obligations of Domtar. Domtar shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Weyerhaeuser and Newco shall have received a certificate to such effect signed on behalf of Domtar by the chief executive officer and the chief financial officer of Domtar;

(c) Absence of a Domtar Material Adverse Effect. Since August 22, 2006 there shall not have been any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a Domtar Material Adverse Effect;

(d) Intentionally Deleted.

(e) Tax Opinion. Weyerhaeuser shall have received a written opinion, dated as of the Closing Date, from Cravath, Swaine & Moore LLP, to the effect that the Contribution and the Distribution will qualify as a tax-free transaction under Sections 355 and 368(a)(1)(D) of the Code; it being understood that in rendering such opinion, such tax counsel shall be entitled to rely upon customary representations provided by the relevant parties; and

(f) IRS Ruling. Weyerhaeuser shall have received the IRS Ruling in form and substance reasonably satisfactory to Weyerhaeuser (taking into account any changes pursuant to Section 6.27).

The foregoing conditions are for the benefit of each of Weyerhaeuser, Spinco and Newco and may, subject to Section 8.04, be waived, in whole or in part, by Weyerhaeuser, Spinco and Newco, acting jointly, at any time.

SECTION 7.03. Conditions to Obligations of Domtar. The obligations of Domtar to effect the Arrangement are further subject to the following conditions:

(a) Representations and Warranties. The representations and warranties of Weyerhaeuser and the Spinco Parties in this Agreement that are qualified as to materiality or as to a Newco Material Adverse Effect shall be true and correct and those not so qualified shall be true and correct in all material respects, as of August 22, 2006 and on the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, on and as of such earlier date). Domtar shall have received a certificate to such effect signed on behalf of Weyerhaeuser by the chief executive officer and the chief financial officer of Weyerhaeuser;

(b) Performance of Obligations of Weyerhaeuser and Newco. Weyerhaeuser and Newco shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date (and Weyerhaeuser and Newco shall have performed in all respects the obligations required to be performed by them under Sections 6.24(a) and 6.29), and Domtar shall have received a certificate to such effect signed on behalf of Weyerhaeuser and Newco by the chief executive officers and the chief financial officers of each of Weyerhaeuser and Newco, respectively;

(c) Absence of Newco Material Adverse Effect. Since August 22, 2006 there shall not have been any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Newco Material Adverse Effect; and

(d) Distribution. The Distribution shall have occurred or shall occur immediately prior to the Effective Time.

The foregoing conditions are for the benefit of Domtar and may, subject to Section 8.04, be waived, in whole or in part, by Domtar at any time.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

SECTION 8.01. Termination. This Agreement may be terminated at any time prior to the Effective Time:

(a) by mutual written consent of each party hereto;

(b) by either Weyerhaeuser or Domtar:

(i) if the Effective Time shall not have occurred on or before August 21, 2007 (the “Outside Date”), unless the failure to consummate the Transactions is the result of a material breach of any Transaction Document by the party seeking to terminate this Agreement; provided, however, that the passage of such period shall be tolled for any part thereof during which any party shall be subject to a non-final order, decree, ruling or action restraining, enjoining or otherwise prohibiting the consummation of the Transactions;

(ii) if Domtar Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Domtar Meeting;

(iii) if there shall be passed any Law that makes consummation of the Transactions illegal or otherwise prohibited or if any injunction, order or decree enjoining Weyerhaeuser or Domtar from consummating the Transactions is entered and such injunction, order or decree shall become final and non-appealable; or

(iv) if any condition to the obligation of such party to consummate the Transactions set forth in Section 7.02 (in the case of Weyerhaeuser) or 7.03 (in the case of Domtar) becomes incapable of satisfaction prior to the Outside Date, unless the failure of such condition is the result of a breach of any Transaction Document by the party seeking to terminate this Agreement;

(c) by Weyerhaeuser;

(i) if Domtar breaches or fails to perform in any respect any of its representations, warranties or covenants contained in any Transaction Document, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.02(a) or 7.02(b), and (ii) cannot be or has not been cured within 30 days after the giving of written notice to Domtar of such breach (provided that Weyerhaeuser or Newco is not then in material breach of any representation, warranty or covenant contained in any Transaction Document); or

(ii) if the Board of Directors of Domtar shall have failed to recommend, withdrawn, modified or changed in a manner adverse to Weyerhaeuser its approval or recommendation of this Agreement or the Arrangement or shall have recommended an Acquisition Proposal; or

(d) by Domtar:

(i) if any of Weyerhaeuser or the Spinco Parties breaches or fails to perform in any respect of any of its representations, warranties or covenants contained in any Transaction Document, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.03(a) or 7.03(b), and (ii) cannot be or has not been cured within 30 days after the giving of written notice to Weyerhaeuser of such breach (provided that Domtar is not then in material breach of any representation, warranty or covenant in any Transaction Document); or

(ii) in order to enter into a definitive written agreement with respect to a Superior Proposal, subject to compliance with Section 6.20 and the payment of any fee required to be paid pursuant to Section 6.21(a).

SECTION 8.02. Effect of Termination. In the event of termination of this Agreement by either Weyerhaeuser or Domtar as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Weyerhaeuser, the Spinco Parties and Domtar, other than Section 3.15, Section 4.15, the last sentence of Section 6.06, Section 6.11, Section 6.21, Section 6.22, this Section 8.02 and Article IX, which provisions shall survive such termination, provided, however, that, subject to Section 6.22, a termination of this Agreement shall not relieve any party hereto from any liability or damages resulting from the willful and material breach by such party of any of its representations, warranties, covenants or agreements set forth in this Agreement or any other Transaction Document.

SECTION 8.03. Amendment. This Agreement may be amended by the parties hereto at any time; provided, however, that after the Distribution, there shall be made no amendment that by law requires further approval by the stockholders of Spinco or Domtar without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

SECTION 8.04. Extension; Waiver. At any time prior to the Effective Time, the parties hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement, or (c) waive compliance with any of the agreements or conditions contained in this Agreement; provided, however, that no such extension or waiver by Domtar or Spinco shall require the approval of their respective stockholders. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

SECTION 8.05. Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 8.01, an amendment of this Agreement pursuant to Section 8.03 or an extension or waiver pursuant to Section 8.04 shall, in order to be effective, require in the case of any of the parties hereto, action by its Board of Directors or the duly authorized designee of its Board of Directors or, in the case of Newco, its “manager” within the meaning of the Delaware Limited Liability Company Act.

ARTICLE IX

GENERAL PROVISIONS

SECTION 9.01. Nonsurvival of Representations and Warranties; Indemnity. (a) Other than Sections 3.07 and 4.07, none of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement, or any claim with respect thereto, shall survive the Effective Time. This Section 9.01 shall not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Effective Time.

(b) Following the Effective Time, Domtar and the Spinco Parties will jointly and severally indemnify, defend and hold harmless Weyerhaeuser and its affiliates and each of their respective officers, directors, employees, shareholders, agents and representatives from and against any and all claims, losses, damages (including, in the case of Third Party Claims, any exemplary or punitive damages whether based on contract, tort, strict liability, other law or otherwise), liabilities, obligations or expenses, including reasonable legal fees and expenses (collectively, “Losses”), to the extent arising or resulting from any of the following:

(i) any breach by Domtar of the representations or warranties made by Domtar in Section 3.07;

(ii) any violation of the Securities Act (or any regulations promulgated thereunder), the Exchange Act (or any regulations promulgated thereunder), any applicable Canadian Securities Legislation, any applicable corporate laws with respect to the Arrangement or the approval of the Transactions by the Domtar shareholders, except to the extent such violation results from a breach by Weyerhaeuser of any of its representations and warranties or covenants set forth in this Agreement or any of the other Transaction Documents;

(iii) any claim brought by third parties alleging that the consummation of the Transactions violated any agreement, arrangement, commitment or understanding (including any debt instrument) to which Domtar or any affiliate of Domtar is or was a party; and

(iv) any claim brought by shareholders or former shareholders of Domtar in their capacity as shareholder or former shareholder, except to the extent such claim results from a breach by Weyerhaeuser of any of its representations and warranties or covenants set forth in this Agreement or any of the other Transaction Documents.

(c) Following the Effective Time, Weyerhaeuser will indemnify, defend and hold harmless Domtar, the Domtar Subsidiaries and their affiliates and each of their respective officers, directors, employees, shareholders, agents and representatives from and against any and all Losses, to the extent arising or resulting from any of the following:

(i) any breach by Weyerhaeuser of the representations or warranties made by Weyerhaeuser in Section 4.07;

(ii) any violation of the Securities Act (or any regulations promulgated thereunder), the Exchange Act (or any regulations promulgated thereunder) or any applicable corporate laws with respect to the Distribution, except to the extent such violation results from a breach by Domtar of any of its representations and warranties or covenants set forth in this Agreement or any of the other Transaction Documents;

(iii) any claim brought by third parties alleging that the consummation of the Transactions violated any agreement, arrangement, commitment or understanding (including any debt instrument) to which Weyerhaeuser or any affiliate of Weyerhaeuser is or was a party; and

(iv) any claim brought by shareholders or former shareholders of Weyerhaeuser in their capacity as shareholder or former shareholder, except to the extent such claim results from a breach by Domtar of any of its representations and warranties or covenants set forth in this Agreement or any of the other Transaction Documents.

(d) The indemnification procedures and other provisions set forth in Sections 4.06, 4.08 and 4.09 of the Contribution and Distribution Agreement shall apply mutatis mutandis to the indemnities set forth in Sections 9.01(b) and 9.01(c).

SECTION 9.02. Notices. All notices, requests, claims, demands, waivers and other communications under this Agreement shall be in writing and shall be deemed given (a) five Business Days following sending by registered or certified mail, postage prepaid, (b) when sent, if sent by facsimile, provided that the facsimile transmission is promptly confirmed by telephone, (c) when delivered, if delivered personally to the intended recipient, and (d) one Business Day following sending by overnight delivery via a courier service that is nationally recognized in the U.S. and Canada and, in each case, addressed to a party at the following address for such party:

(a) if to Weyerhaeuser, to

Weyerhaeuser Company

33663 Weyerhaeuser Way South

Federal Way, WA 98003

Attention: Sandy McDade

Facsimile: 1-253-924-2685

with a copy to:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019

Attention: Richard Hall

Facsimile: 1-212-474-3700

(b) if to Spinco, to

Weyerhaeuser Company

33663 Weyerhaeuser Way South

Federal Way, WA 98003

Attention: Sandy McDade

Facsimile: 1-253-924-2685

with a copy to:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019

Attention: Richard Hall

Facsimile: 1-212-474-3700

(c) if to Newco, to

Weyerhaeuser Company

33663 Weyerhaeuser Way South

Federal Way, WA 98003

Attention: Sandy McDade

Facsimile: 1-253-924-2685

with a copy to:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019

Attention: Richard Hall

Facsimile: 1-212-474-3700

(d) if to Newco Holding, to

Weyerhaeuser Company

33663 Weyerhaeuser Way South

Federal Way, WA 98003

Attention: Sandy McDade

Facsimile: 253-924-2685

with a copy to:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019

Attention: Richard Hall

Facsimile: 1-212-474-3700

(e) if to Newco Canada, to

Weyerhaeuser Company

33663 Weyerhaeuser Way South

Federal Way, WA 98003

Attention: Sandy McDade

Facsimile: 1-253-924-2685

with a copy to:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019

Attention: Richard Hall

Facsimile: 1-212-474-3700

(f) if to Old Newco Canada, to

Weyerhaeuser Company

33663 Weyerhaeuser Way South

Federal Way, WA 98003

Attention: Sandy McDade

Facsimile: 1-253-924-2685

with a copy to:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019

Attention: Richard Hall

Facsimile: 1-212-474-3700

(g) if to Newco Canada Exchangeco, to

Weyerhaeuser Company

33663 Weyerhaeuser Way South

Federal Way, WA 98003

Attention: Sandy McDade

Facsimile: 1-253-924-2685

with a copy to:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019

Attention: Richard Hall

Facsimile: 1-212-474-3700

(h) if to Domtar, to

Domtar Inc.

395 de Maisonneuve Blvd West

Montreal, QC

Canada H3A 1L6

Attention: Gilles Pharand

Facsimile: 1-514-848-6850

with a copy to:

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

Attention: Alan H. Paley and Paul S. Bird

Facsimile: 1-212-909-6836

or to such other address(es) as shall be furnished in writing by any such party to the other party hereto in accordance with the provisions of this Section 9.02. Notices made to Domtar’s tax counsel pursuant to Section 6.27 shall be made to Debevoise & Plimpton LLP, 919 Third Avenue, New York, New York 10022, facsimile: 1-212-909-6836, Attn: Gary Friedman, and all notice by telephone to such counsel shall be to Gary Friedman at 1-212-909-6261.

SECTION 9.03. Definitions. For purposes of this Agreement:

“Acquisition Proposal” means any bona fide proposal by a third party with respect to any merger, amalgamation, arrangement, take-over bid, sale of assets (excluding inventory sold in the ordinary course of business) representing more than 25% of the book value (on a consolidated basis) of Domtar’s total assets (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale), any sale of more than 25% of the Domtar Common Shares then outstanding or substantially similar transactions involving Domtar or any material Domtar Subsidiary, or a proposal to do so, excluding the Arrangement. For purposes of Section 6.21(a)(iii)(y) only, each reference in this definition to 25% shall be deemed to be 35%.

“Action” has the meaning given to such term in the Contribution and Distribution Agreement.

An “affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person.

“Ancillary Agreements” has the meaning given to such term in the Contribution and Distribution Agreement.

“Arrangement” means the combination of Spinco and Domtar in accordance with the Plan of Arrangement.

“Arrangement Resolution” means the special resolution of the Domtar Shareholders and holders of Domtar Options, to be substantially in the form and content of Exhibit C annexed hereto.

“Articles of Arrangement” means the Articles of Arrangement of Domtar in respect of the Arrangement that are required by the CBCA to be sent to the Director after the Final Order is made.

“Business Day” means any day on which commercial banks are generally open for business in Seattle, Washington and Montreal, Quebec other than a Saturday, a Sunday or a day observed as a holiday in Seattle, Washington under the laws of the State of Washington or the federal laws of the United States of America or in Montreal, Quebec under the laws of the Province of Québec or the federal laws of Canada.

“Canadian Asset Sale” has the meaning given to such term in the Contribution and Distribution Agreement.

“Canadian GAAP” means generally accepted accounting principles in effect in Canada at the relevant time.

“Canadian Logging, Forest Management and Saw Mill Operations” means (i) the logging and forest management operations as conducted by Weyerhaeuser Canada and Weyerhaeuser Saskatchewan pursuant to the Forest Licenses, and (ii) the saw mill operations as conducted at Weyerhaeuser Canada’s facilities in Ear Falls, Ontario and at Weyerhaeuser Saskatchewan’s facilities in Big River, Saskatchewan and, as conducted by Wapawekka Lumber Ltd., Wapawekka, Saskatchewan.

“Canadian Purchase Agreement” has the meaning given to such term in the Contribution and Distribution Agreement.

“Canadian Securities Administrators” or “CSAs” means the securities commission or other body of each province or territory of Canada having the responsibility for the administration and enforcement of the Canadian Securities Legislation.

“Canadian Securities Legislation” means the Securities Act or similar legislation of each of the provinces and territories of Canada and the regulations thereunder, and the rules, policy statements, orders and similar instruments of any of the Canadian Securities Administrators in force at the relevant time.

“Class A Common Shares” means the Class A Common Shares in the share capital of Offerco having substantially the rights, privileges, restrictions and conditions set out in Appendix 1 to the Plan of Arrangement.

“Class B Common Shares” means the Class B Common Shares in the share capital of Offerco having substantially the rights, privileges, restrictions and conditions set out in Appendix 1 to the Plan of Arrangement.

“Code” means the U.S. Internal Revenue Code of 1986, as amended, and the Treasury regulations promulgated thereunder.

“Consents” has the meaning given to such term in the Contribution and Distribution Agreement.

“Contracts” has the meaning given to such term in the Contribution and Distribution Agreement.

“Contribution” has the meaning given to such term in the Contribution and Distribution Agreement.

“Contribution Date” has the meaning given to such term in the Contribution and Distribution Agreement.

“Court” means the Superior Court of Quebec.

“DDII” means Domtar Delaware Investments Inc., a Delaware corporation and wholly-owned subsidiary of Newco.

“DGCL” means the Delaware General Corporation Law.

“Director” means the Director appointed pursuant to Section 260 of the CBCA.

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in Sections 3.1 and 3.2 of the Plan of Arrangement.

“Distribution” has the meaning given to such term in the Contribution and Distribution Agreement.

“Distribution Date” has the meaning given to such term in the Contribution and Distribution Agreement.

“dollars” or “$” means lawful money of the United States of America.

“Domtar Business” means the business, operations and affairs of Domtar and the Domtar Subsidiaries, taken as a whole.

“Domtar Capital Shares” means the Domtar Common Shares and the Domtar Preferred Shares.

“Domtar Circular” means the notice of the Domtar Meeting and accompanying management information circular, including all schedules and exhibits thereto, to be sent to holders of Domtar Common Shares, Domtar Preferred Shares and Domtar Options in connection with the Domtar Meeting.

“Domtar Credit Facility” means the Credit Agreement, dated as of March 3, 2005, as amended by the First Amendment, dated as of November 23, 2005, among Domtar Inc., as Borrower, the lenders from time to time parties thereto, the Bank of Nova Scotia and Toronto-Dominion Bank as Documentation Agents, National Bank of Canada and Royal Bank of Canada, as Syndication Agents and JPMorgan Chase Bank, N.A., Toronto Branch, as Administrative Agent.

“Domtar Indentures” means (i) the Indenture dated as of April 15, 1987 between Domtar and Montreal Trust Company, as Trustee, in respect of the issue of the 10% Debentures of Domtar due 2011, (ii) the Indenture dated as of August 5, 1987 between Domtar and Montreal Trust Company, as Trustee, in respect of the issue of the 10.85% Debentures of Domtar due 2017, (iii) the Indenture dated as of July 31, 1996 between Domtar and The Bank of New York, as Trustee, in respect of the issue of the 9.50% Debentures of Domtar due 2016, (iv) the Indenture dated as of October 16, 2001 between Domtar and The Chase Manhattan Bank as Trustee, in respect of the issue of the 7.875% Notes of Domtar due 2011, and (v) the Indenture dated November 18, 2003 between Domtar and JPMorgan Chase Bank, as Trustee, in respect of the issue of the 7.125% Notes due 2015 of Domtar and the 5.375% Notes of Domtar due 2013.

“Domtar Material Adverse Effect” means any state of facts, change, effect, condition, development, event or occurrence (any such item, an “Effect”), including any Effect regarding Norampac, that has been or would reasonably be likely to be material and adverse to (A) the business, assets, properties, condition (financial or otherwise), or results of operations of Domtar and the Domtar Subsidiaries, taken as a whole, or of the Domtar Business, other than an Effect relating to (i) the economy generally, (ii) the industries in which Domtar operates generally (including changes in prices for energy and raw materials), (iii) the financial, securities and currency markets generally and (iv) the entering into or the public announcement or disclosure of this Agreement or the Original Agreement or the consummation or proposed consummation of the Transactions or the pendency thereof (in each of clauses (i), (ii) and (iii) to the extent such Effect does not disproportionally affect Domtar or the Domtar Business), or to (B) the ability of Domtar to perform its obligations under the Transaction Documents or consummate the Transactions.

“Domtar Meeting” means the meeting of the holders of the Domtar Common Shares, the Domtar Preferred Shares and the Domtar Options convened to consider and, if thought fit, approve the Transactions.

“Domtar Option” means an option to purchase a Domtar Common Share granted pursuant to a Domtar Stock Plan.

“Domtar Preferred Shares” means the issued and outstanding Series A Preferred Shares and Series B Preferred Shares of Domtar.

“Domtar Shareholders” means the holders of the Domtar Common Shares and the Domtar Preferred Shares.

“Effect” has the meaning given to such term in the definition of “Domtar Material Adverse Effect” in this Section 9.03.

“Eligible Holders” has the meaning given to such term in the Contribution and Distribution Agreement.

“Environmental Claim” means any and all administrative, regulatory or judicial actions, suits, orders, demands, directives, claims, liens, investigations, proceedings or written notices of non-compliance or violation by or from any person alleging liability of whatever kind of nature (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from (y) the presence or Release of, or exposure to, any Hazardous Materials at any location or (z) the failure to comply with any Environmental Law.

“Environmental Laws” means all applicable federal, state, provincial, local and foreign Laws, Judgments, legally binding agreements and Environmental Permits issued, promulgated or entered into by or with any Governmental Entity, relating to pollution, natural resources, protection or restoration of the environment (including ambient air, surface water, groundwater, land surface or subsurface strata), endangered or threatened species or human health.

“Exchangeable Shares” means the non-voting exchangeable shares in the capital of Newco Canada Exchangeco, having substantially the rights, privileges, restrictions and conditions set out in Appendix 1 to the Plan of Arrangement.

“Exchangeco Subsidiary” means Domtar Pulp and Paper Products Inc., a corporation governed by the CBCA and a wholly-owned subsidiary of Newco Canada Exchangeco.

“Excluded Assets” has the meaning given to such term in the Contribution and Distribution Agreement.

“Excluded Benefit Plan” has the meaning given to such term in the Contribution and Distribution Agreement.

“Excluded IRB Indebtedness” has the meaning given to such term in the Contribution and Distribution Agreement.

“Fiber Supply Agreements” means the agreements between Newco or one of its subsidiaries, on the one hand, and Weyerhaeuser or one of its subsidiaries, on the other hand, relating to the supply of the goods and services set forth in Section 9.03 of the Weyerhaeuser Disclosure Letter under the heading “Fiber Supply Agreements” under the terms and subject to the conditions set forth therein.

“Final Order” means the order of the Court approving the Arrangement, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed.

“Forest Licenses” has the meaning given to such term in the Contribution and Distribution Agreement.

“Hazardous Materials” means (i) any petroleum or petroleum products, radioactive materials or wastes, asbestos in any form, urea formaldehyde foam insulation and polychlorinated biphenyls and (ii) any other chemical, material, substance or waste that in relevant form or concentration is prohibited, limited or regulated under any Environmental Law.

“Intellectual Property License Agreement” means the intellectual property license agreement substantially in the form attached as Exhibit B to the Contribution and Distribution Agreement.

“Interim Order” means the interim order of the Court, as the same may be amended, containing declaration and directions regarding the notice to be given in respect of and the conduct of the Domtar Meeting with respect to the Transactions.

“Investment Canada Act” means the Investment Canada Act (Canada), R.S.C. 1985, c. 28, 1st Supplement, and the regulations thereunder, as amended from time to time.

“ITA” means the Income Tax Act (Canada), R.S.C. 1985, 5th Supplement, and the regulations thereunder, as amended from time to time.

“knowledge of Domtar” means the actual knowledge of the persons set forth on Exhibit J.

“knowledge of Weyerhaeuser” means the actual knowledge of the persons set forth on Exhibit I.

“Material Adverse Effect” on a party means any Effect that has been or would reasonably be likely to be material and adverse to (A) the business, assets, properties, condition (financial or otherwise), or results of operations of such party and its subsidiaries, taken as a whole, other than an Effect relating to (i) the economy generally, (ii) the industries in which such party operates generally (including changes in prices for energy and raw materials), (iii) the financial, securities and currency markets generally and (iv) the entering into or the public announcement or disclosure of this Agreement or the Original Agreement or the consummation or proposed consummation of the Transactions or the pendency thereof (in each of clauses (i), (ii) and (iii) to the extent such Effect does not disproportionally affect the party or any of its subsidiaries), or to (B) the ability of such party to perform its obligations under the Transaction Documents or consummate the Transactions.

“Measurement Date” has the meaning given to such term in the Contribution and Distribution Agreement.

“Mill Employees” has the meaning given to such term in the Contribution and Distribution Agreement.

“New Spinco Parties” means the Spinco Parties, Newco Canada, DDII, Offerco and Exchangeco Subsidiary.

“Newco Assets” has the meaning given to such term in the Contribution and Distribution Agreement.

“Newco Business” has the meaning given to such term in the Contribution and Distribution Agreement.

“Newco Canada Exchangeco Assets” has the meaning given to such term in the Contribution and Distribution Agreement.

“Newco Canada Exchangeco Liabilities” has the meaning given to such term in the Contribution and Distribution Agreement.

“Newco Liabilities” has the meaning given to such term in the Contribution and Distribution Agreement.

“Newco Material Adverse Effect” means any Effect that has been or would reasonably be likely to be material and adverse to (A) the business, assets, properties, condition (financial or otherwise), or results of operations of Newco and the Newco Subsidiaries, taken as a whole, or of the Newco Business, other than an Effect relating to (i) the economy generally, (ii) the industries in which Newco or the Newco Business operate generally (including changes in prices for energy and raw materials), (iii) the financial, securities and currency markets generally and (iv) the entering into or the public announcement or disclosure of this Agreement or the Original Agreement or the consummation or proposed consummation of the Transactions or the pendency thereof (in each of clauses (i), (ii) and (iii) to the extent such Effect does not disproportionally affect Newco or the Newco Business), or to (B) the ability of Weyerhaeuser and Newco to perform their obligations under the Transaction Documents or consummate the Transactions.

“Offerco” means 4388216 Canada Inc., a corporation governed by the CBCA and a wholly-owned subsidiary of Newco Canada Exchangeco.

“person” means any individual, a general or limited partnership, a corporation, a trust, a joint venture, an unincorporated organization, a limited liability entity, any other entity and any Governmental Entity.

“Plan of Arrangement” means the plan of arrangement substantially in the form and content of Exhibit D annexed hereto and any amendments or variations thereto made in accordance with Section 8.03 or the provisions of the Plan of Arrangement or made at the direction of the Court in the Final Order.

“Release” means any actual or threatened release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the environment (including ambient air, surface water, groundwater, land surface or subsurface strata) or within any building, structure, facility or fixture.

“Retained Licensed Intellectual Property” has the meaning given to such term in the Intellectual Property License Agreement.

“Site Services Agreements” means the agreements between Weyerhaeuser and Newco pursuant to which Weyerhaeuser and Newco shall agree to provide the goods and services set forth in Section 9.03 of the Weyerhaeuser Disclosure Letter under the heading “Site Services Agreements” under the terms and subject to the conditions set forth therein.

“Special Voting Stock” means the special voting stock, par value $0.01 per share, having substantially the rights, privileges, restrictions and conditions described in the form of Certificate of Incorporation of Spinco attached as Exhibit A.

“subsidiary” of any person means any corporation or other organization whether incorporated or unincorporated of which at least a majority of the securities or interests having by the terms thereof ordinary voting power to elect at least a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled (i) by such person, (ii) by any one or more of its subsidiaries, or (iii) by such person and one or more of its subsidiaries; provided, however, that no person that is not directly or indirectly wholly-owned by any other person shall be a subsidiary of such other person unless such other person controls, or has the right, power or ability to control, that person.

“Superior Proposal” means any bona fide proposal by a third party to acquire, directly or indirectly, assets representing more than 50% of the book value (on a consolidated basis) of Domtar’s total assets or more than 50% of the outstanding Domtar Common Shares, whether by way of merger, amalgamation, arrangement, take-over bid, sale of assets or otherwise, and that in the good faith determination of the Board of Directors of Domtar after consultation with financial advisors and outside counsel (a) is reasonably capable of being completed, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal, and (b) would, if consummated in accordance with its terms, result in a transaction more favorable to the Domtar Shareholders, from a financial point of view, than the transactions contemplated by this Agreement.

“Support Agreement” means an agreement to be made between Spinco, Newco, Newco Holding, Newco Canada and Newco Canada Exchangeco substantially in the form and content of Exhibit F annexed hereto, with such changes thereto as the parties hereto, acting reasonably, may agree.

“Taxes” or “Tax” has the meaning given to such term in the Tax Sharing Agreement.

“Tax Return” has the meaning given to such term in the Tax Sharing Agreement.

“Tax Sharing Agreement” means the tax sharing agreement by and among Weyerhaeuser, Spinco and Domtar substantially in the form attached as Exhibit H.

“Third Party Claim” has the meaning given to such term in the Contribution and Distribution Agreement.

“Transaction Documents” means this Agreement, the Contribution and Distribution Agreement (including the Ancillary Agreements), the New Debt Commitment Letter, the Plan of Arrangement, the Support Agreement, the Voting and Exchange Trust Agreement and the Confidentiality Agreement.

“Transfer Taxes” has the meaning given to such term in the Tax Sharing Agreement.

“Transition Services Agreement” means the agreement substantially in form attached as Exhibit E.

“Trustee” means the trustee to be chosen by Weyerhaeuser and Domtar, acting reasonably, to act as trustee under the Voting and Exchange Trust Agreement, being a corporation organized and existing under the laws of Canada and authorized to carry on the business of a trust company in all the provinces of Canada, and any successor trustee appointed under the Voting and Exchange Trust Agreement.

“U.S. GAAP” means generally accepted accounting principles in effect in the United States at the relevant time.

“Voting and Exchange Trust Agreement” means an agreement to be made between Spinco, Newco Canada, Newco Canada Exchangeco and the Trustee in connection with the Plan of Arrangement substantially in the form and content of Exhibit G annexed hereto, with such changes thereto as the parties hereto, acting reasonably, may agree.

“Wapawekka Lumber” has the meaning given to such term in the Contribution and Distribution Agreement.

“Wapawekka Lumber Partnership” has the meaning given to such term in the Contribution and Distribution Agreement.

“Weyerhaeuser Business” has the meaning given to such term in the Contribution and Distribution Agreement.

“Weyerhaeuser Canada” has the meaning given to such term in the Contribution and Distribution Agreement.

“Weyerhaeuser Canada Circular” means, if applicable, the notice of a meeting of holders of Weyerhaeuser Canada Exchangeable Shares and accompanying management information circular, including all schedules and exhibits thereto, to be sent to holders of Weyerhaeuser Canada Exchangeable Shares.

“Weyerhaeuser Canada Exchangeable Shares” has the meaning given to such term in the Contribution and Distribution Agreement.

“Weyerhaeuser Common Stock” has the meaning given to such term in the Contribution and Distribution Agreement.

“Weyerhaeuser Group” has the meaning given to such term in the Contribution and Distribution Agreement.

“Weyerhaeuser Saskatchewan” has the meaning given to such term in the Contribution and Distribution Agreement.

SECTION 9.04. Interpretation; Disclosure Letters. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. Any matter disclosed in any section of the Domtar Disclosure Letter or the Weyerhaeuser Disclosure Letter shall qualify the correspondingly numbered representation and warranty or covenant and any other representation and warranty or covenant of Domtar or, as applicable, Weyerhaeuser and the Spinco Parties to the extent that the relevance of any such disclosure to such other representation and warranty or covenant is reasonably apparent from the text of such disclosure.

SECTION 9.05. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the end that the Transactions are fulfilled to the extent possible.

SECTION 9.06. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties.

SECTION 9.07. Entire Agreement; No Third-Party Beneficiaries. The Transaction Documents, taken together with the Domtar Disclosure Letter and the Weyerhaeuser Disclosure Letter, constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the Transactions and are not intended to confer upon any person other than the parties hereto any rights or remedies. Notwithstanding the immediately preceding sentence, following the Effective Time the provisions of Article II shall be enforceable by any person entitled to shares of Spinco Common Stock pursuant to Article II of this Agreement and the provisions of Section 6.10 shall be enforceable by the specified beneficiaries thereof.

SECTION 9.08. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof, except to the extent the laws of Canada and of the Province of Québec are applicable to the Arrangement.

SECTION 9.09. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

SECTION 9.10. Enforcement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of any Transaction Document were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of any Transaction Document and to enforce specifically the terms and provisions of each Transaction Document in any Federal court, located in the State of Delaware or, if such federal courts do not have subject matter jurisdiction in any Delaware state court, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any Federal court located in the State of Delaware or if such federal courts do not have subject matter jurisdiction in any Delaware state court in the event any dispute arises out of any Transaction Document or any Transaction, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to any Transaction Document or any Transaction in any court other than any Federal court sitting in the State of Delaware or any Delaware state court and (d) waives any right to trial by jury with respect to any action related to or arising out of any Transaction Document or any Transaction.

SECTION 9.11. Certain Matters. In the event that for any reason Domtar does not obtain the listing and posting for trading of the Class B Common Shares on the TSX, Domtar and Weyerhaeuser shall agree to such amendments to this Agreement and the other Transaction Documents as shall be reasonably necessary to eliminate the Class B Common Shares from the structure for the Transactions set forth herein, including the deletion of the reference to the Class B Common Shares in Section 7.01(e).

IN WITNESS WHEREOF, each of Weyerhaeuser, Spinco, Newco, Newco Holding, Newco Canada, Old Newco Canada, Newco Canada Exchangeco and Domtar have duly executed this Agreement, all as of the date first written above.

WEYERHAEUSER COMPANY,

by /s/ Richard J. Taggart
Name:	Richard J. Taggart
Title:	Executive Vice President

DOMTAR CORPORATION,

by /s/ Jeffrey W. Nitta
Name:	Jeffrey W. Nitta
Title:	Vice President

DOMTAR PAPER COMPANY, LLC,

by	Weyerhaeuser Company, as its sole member

by /s/ Jeffrey W. Nitta
Name:	Jeffrey W. Nitta
Title:	Vice President

DOMTAR DELAWARE HOLDINGS INC.,

by /s/ Jeffrey W. Nitta
Name:	Jeffrey W. Nitta
Title:	Vice President

DOMTAR PACIFIC PAPERS INC.,

by /s/ Jeffrey W. Nitta
Name:	Jeffrey W. Nitta
Title:	Vice President

DOMTAR PACIFIC PAPERS ULC,

by /s/ Jeffrey W. Nitta
Name:	Jeffrey W. Nitta
Title:	Vice President

DOMTAR (CANADA) PAPER INC.,

by /s/ Jeffrey W. Nitta
Name:	Jeffrey W. Nitta
Title:	Vice President

DOMTAR INC.,

by /s/ Jeffrey W. Nitta
Name:	Jeffrey W. Nitta
Title:	Vice President

Annex 1

Glossary of Defined Terms

Term	Location
2005 Newco Balance Sheet	Section 4.06(b)
2005 Unaudited Newco Financial Statements	Section 4.06(b)
Acquisition Proposal	Section 9.03
Action	Section 9.03
affiliate	Section 9.03
Agreement	Preamble
Amended Replacement Option	Section 1.04(j)(i)
Ancillary Agreements	Section 9.03
Ancillary Rights	Section 1.04(b)
Arrangement	Section 9.03
Arrangement Consideration	Section 2.01
Arrangement Resolution	Section 9.03
Articles of Arrangement	Section 9.03
Assumed Canadian Plans	Section 6.09(g)(i)
Audited Domtar Financial Statements	Section 3.06(b)(i)
Audited Newco Balance Sheets	Section 6.24(a)
Audited Newco Financial Statements	Section 6.24(a)
Average Spinco Distribution Price	Section 6.08(a)
Average Weyerhaeuser Pre-Distribution Price	Section 6.08(a)
Break Fee	Section 6.21(a)(iii)
Business Day	Section 9.03
Canadian GAAP	Section 9.03
Canadian Logging, Forest Management and Saw Mill Operations	Section 9.03
Canadian Asset Sale	Section 9.03
Canadian Purchase Agreement	Section 9.03
Canadian Securities Administrators	Section 9.03
Canadian Securities Legislation	Section 9.03
CBA	Section 6.09(j)
CBCA	Recitals
Certificate of Arrangement	Section 1.07
Class A Common Shares	Section 9.03
Class B Common Shares	Section 9.03
Closing	Section 1.06
Closing Date	Section 1.06
COBRA	Section 6.09(e)(ii)
Code	Section 9.03
Competition Act	Section 3.05(b)
Confidentiality Agreement	Section 6.06
Consents	Section 9.03
Contracts	Section 9.03
Contribution	Section 9.03
Contribution and Distribution Agreement	Recitals
Contribution Date	Section 9.03
Controlled Group Liability	Section 3.11(e)
Court	Section 9.03
CSAs	Section 3.05(b)

Term	Location
DGCL	Section 9.03
DDII	Section 9.03
Director	Section 9.03
Disabled Newco Employees	Section 6.09(a)(ii)
Dissent Rights	Section 9.03
Distribution	Section 9.03
Distribution Date	Section 9.03
DOJ	Section 6.07(d)
Domtar	Preamble
Domtar Benefit Agreements	Section 3.11(a)
Domtar Benefit Plans	Section 3.10
Domtar Business	Section 9.03
Domtar Canadian MEPP	Section 3.11(a)
Domtar Canadian Pension Plans	Section 3.11(a)
Domtar Canadian Welfare Plans	Section 3.11(a)
Domtar Capital Shares	Section 9.03
Domtar Circular	Section 9.03
Domtar Common Share	Recitals
Domtar Credit Facility	Section 9.03
Domtar Disclosure Letter	Article III
Domtar DSU	Section 1.04(j)(ii)
Domtar Employee	Section 3.10
Domtar ESPPs	Section 6.25(a)
Domtar Financial Statements	Section 3.06(b)(ii)
Domtar Indentures	Section 9.03
Domtar Intellectual Property Rights	Section 3.18(a)
Domtar Leased Real Property	Section 3.22(b)
Domtar Material Adverse Effect	Section 9.03
Domtar Material Agreements	Section 3.20
Domtar Meeting	Section 9.03
Domtar Multiemployer Pension Plan	Section 3.11(c)
Domtar Option	Section 9.03
Domtar Option Exchange	Section 1.04(j)(i)
Domtar Owned Real Property	Section 3.22(a)
Domtar Permitted Liens	Section 3.17
Domtar Preferred Shares	Section 9.03
Domtar PSU	Section 1.04(j)(iii)
Domtar Restricted Shares	Section 1.04(h)
Domtar Right	Section 1.04(j)(i)
Domtar Shareholder Approval	Section 1.03(b)
Domtar Shareholders	Section 9.03
Domtar Stock Plans	Section 3.03
Domtar Subsidiary	Section 3.01
Domtar U.S. Pension Plans	Section 3.11(a)
Domtar U.S. Welfare Plans	Section 3.11(a)
Effect	Section 9.03
Effective Time	Section 1.07
Eligible Holders	Section 9.03
Environmental Claim	Section 9.03
Environmental Laws	Section 9.03
Environmental Permits	Section 3.16(a)(iii)

Term	Location
Equity Awards	Section 4.05(b)
ERISA	Section 3.11(a)
Exchange Act	Section 3.06(a)
Exchangeable Elected Share	Section 1.04(b)
Exchangeable Share Issuance	Section 1.05
Exchangeable Shares	Section 9.03
Exchangeco Subsidiary	Section 9.03
Exchange Offer Schedule	Section 4.05(b)
Excluded Benefit Plan	Section 9.03
Excluded IRB Indebtedness	Section 9.03
Fiber Supply Agreements	Section 9.03
Final Order	Section 9.03
Forest Licenses	Section 9.03
Form 10	Section 4.05(b)
Form S-4	Section 4.05(b)
Form S-8	Section 6.03(c)
FTC	Section 6.07(d)
Governmental Approval	Section 3.05(b)
Governmental Entity	Section 3.05(b)
Hazardous Materials	Section 9.03
HIPAA	Section 6.09(e)(ii)
HSR Act	Section 3.05(b)
Intellectual Property Rights	Section 3.18(a)
Intellectual Property License Agreement	Section 9.03
Intended Tax Treatment	Section 6.16
Interim Domtar Balance Sheet	Section 3.06(b)(ii)
Interim Domtar Financial Statements	Section 3.06(b)(ii)
Interim Newco Balance Sheet	Section 4.06(b)
Interim Newco Financial Statements	Section 4.06(b)
Interim Order	Section 9.03
Intellectual Property License Agreement	Section 9.03
Investment Canada Act	Section 9.03
IRS	Section 3.09(l)
IRS Ruling	Section 6.27(a)
IRS Submission	Section 6.27(c)
ITA	Section 9.03
Judgment	Section 3.05(a)
knowledge of Domtar	Section 9.03
knowledge of Weyerhaeuser	Section 9.03
Law	Section 3.05(a)
Liens	Section 3.02(a)
Losses	Section 9.01(b)
Material Adverse Effect	Section 9.03
Measurement Date	Section 9.03
Mill Employees	Section 9.03
New 401(k) Plan	Section 6.09(f)(i)
New Benefit Plans	Section 6.09(c)
Newco	Preamble
Newco 401(k) Plan	Section 6.09(f)(i)
Newco Assets	Section 9.03
Newco Benefit Agreements	Section 4.11(a)

Term	Location
Newco Benefit Plans	Section 4.10
New Spinco Parties	Section 9.03
Newco Business	Section 9.03
Newco Canada	Preamble
Newco Canada Exchangeco	Preamble
Newco Canada Exchangeco Assets	Section 9.03
Newco Canada Exchangeco Liabilities	Section 9.03
Newco Canadian MEPP	Section 4.11(a)
Newco Canadian Pension Plans	Section 4.11(a)
Newco Canadian Welfare Plans	Section 4.11(a)
Newco Employee	Section 4.10
Newco Equity Interests	Recitals
Newco Financial Statements	Section 4.06(b)
Newco Holding	Preamble
Newco Leased Real Property	Section 4.23(b)
Newco Liabilities	Section 9.03
Newco Material Adverse Effect	Section 9.03
Newco Material Agreements	Section 4.20
Newco Owned Real Property	Section 4.23(a)
Newco Parties	Recitals
Newco Permitted Liens	Section 4.17
Newco Subsidiary	Section 4.03(b)
Newco U.S. Pension Plans	Section 4.11(a)
Newco U.S. Welfare Plans	Section 4.11(a)
New Debt Commitment Letter	Recitals
New Welfare Plans	Section 6.09(e)(i)
NI 52-109	Section 3.06(e)
Norampac	Section 3.02(b)
NYSE	Section 4.05(b)
Offerco	Section 9.03
Old Newco Canada	Recitals
Opinion Materials	Section 6.26
Option Exchange Ratio	Section 6.08(a)
Original Agreement	Recitals
Outside Date	Section 8.01(b)(i)
PBGC	Section 3.11(e)
Permitted Liens	Section 4.17
person	Section 9.03
Plan of Arrangement	Section 9.03
Primary Domtar Executives	Section 3.11(f)
Registered Intellectual Property	Section 3.18(a)
Release	Section 9.03
Replacement DSU	Section 1.04(j)(ii)
Replacement Option	Section 1.04(j)(i)
Replacement PSU	Section 1.04(j)(iii)
Replacement Restricted Shares	Section 1.04(h)
Replacement Right	Section 1.04(j)(i)
Representations	Section 6.27(b)
Retained Licensed Intellectual Property	Section 9.03
Review Laws	Section 6.07(c)
Rollover Employee	Section 6.08(a)(i)

Term	Location
Sarbanes-Oxley Act	Section 6.31
SEC	Section 3.06(a)
Securities Act	Section 3.06(a)
Site Separation Costs	Section 6.11(b)
Site Services Agreements	Section 9.03
Special Voting Stock	Section 9.03
Spinco	Preamble
Spinco Common Stock	Recitals
Spinco Elected Share	Section 1.04(b)
Spinco Parties	Recitals
Spinco Registration Statement	Section 6.03(b)
Spinco Share Issuance	Section 1.05
Spinco Stockholder Approval	Section 4.04(c)
Spinco Stock Plans	Section 6.08(b)
subsidiary	Section 9.03
Substituted Spinco Option	Section 6.08(a)(ii)
Substituted Spinco RSU	Section 6.08(a)(v)
Substituted Spinco SAR	Section 6.08(a)(iv)
Superior Proposal	Section 9.03
Support Agreement	Section 9.03
Taxes	Section 9.03
Tax Return	Section 9.03
Tax Sharing Agreement	Section 9.03
Third Party Claim	Section 9.03
Transaction Debt	Section 7.01(j)
Transaction Documents	Section 9.03
Transactions	Section 1.05
Transferred Employee	Section 6.09(a)(i)
Transfer Taxes	Section 9.03
Transition Services Agreement	Section 9.03
Transition Year	Section 6.09(k)
Trustee	Section 9.03
TSX	Section 1.04(a)
Unaudited Newco Financial Statements	Section 4.06(b)
U.S. Flexible Spending Account Plans	Section 6.09(k)
U.S. GAAP	Section 9.03
U.S. MEPP	Section 6.09(m)
U.S. WC Newco Employees	Section 6.09(a)(iii)
Voting and Exchange Trust Agreement	Section 9.03
Voting Domtar Debt	Section 3.03
Voting Newco Debt	Section 4.03(b)
Voting Spinco Debt	Section 4.03(a)
Wapawekka Lumber	Section 9.03
Wapawekka Lumber Partnership	Section 9.03
Weyerhaeuser	Preamble
Weyerhaeuser Business	Section 9.03
Weyerhaeuser Canada	Section 9.03
Weyerhaeuser Canada Circular	Section 9.03
Weyerhaeuser Canada Exchangeable Shares	Section 9.03
Weyerhaeuser Common Stock	Section 9.03
Weyerhaeuser Disclosure Letter	Article IV

Term	Location
Weyerhaeuser Equity Award	Section 6.08(a)(i)
Weyerhaeuser Group	Section 9.03
Weyerhaeuser Intellectual Property Rights	Section 4.18(a)
Weyerhaeuser Option	Section 6.08(a)(ii)
Weyerhaeuser Parties	Section 1.01
Weyerhaeuser RSU	Section 6.08(a)(v)
Weyerhaeuser SAR	Section 6.08(a)(iv)
Weyerhaeuser Saskatchewan	Section 9.03
Weyerhaeuser Stock Plans	Section 6.08(e)
Weyerhaeuser Subsidiary	Section 4.02(a)

ANNEX C

CONTRIBUTION AND DISTRIBUTION AGREEMENT

AMENDED AND RESTATED

CONTRIBUTION AND DISTRIBUTION AGREEMENT

AMONG

WEYERHAEUSER COMPANY

AND

DOMTAR PAPER COMPANY, LLC

AND

DOMTAR CORPORATION

DATED AS OF JANUARY 25, 2007

EXHIBITS

Description of Newco Canada Exchangeco Assets and Newco Canada Exchangeco Liabilities	A
Form of Intellectual Property License Agreement	B

AMENDED AND RESTATED CONTRIBUTION

AND DISTRIBUTION AGREEMENT

THIS AMENDED AND RESTATED CONTRIBUTION AND DISTRIBUTION AGREEMENT, dated as of January 25, 2007 (this “Agreement”), among Weyerhaeuser Company, a Washington corporation (“Weyerhaeuser”), Domtar Paper Company, LLC (formerly known as Weyerhaeuser ELI, LLC), a Delaware limited liability company and a wholly-owned subsidiary of Weyerhaeuser (“Newco”), and Domtar Corporation (formerly known as Weyerhaeuser TIA, Inc.), a Delaware corporation and a wholly-owned subsidiary of Weyerhaeuser (“Spinco”).

R E C I T A L S

WHEREAS Weyerhaeuser, Newco and Spinco entered into a Contribution and Distribution Agreement dated as of August 22, 2006, and Weyerhaeuser, Newco and Spinco now desire to amend and restate such agreement;

WHEREAS Weyerhaeuser directly and indirectly through its subsidiaries is engaged in the Newco Business (as defined in Article I);

WHEREAS the Board of Directors of Weyerhaeuser has determined that it would be in the best interests of Weyerhaeuser and its shareholders to (i) transfer the Newco Business to Newco, (ii) transfer the limited liability company interests of Newco to Spinco, (iii) distribute the stock of Spinco to the shareholders of Weyerhaeuser, and (iv) combine Domtar Inc., a Canadian corporation (“Domtar”), with Spinco by means of a plan of arrangement pursuant to an amended and restated transaction agreement, dated as of the date hereof (the “Transaction Agreement”), among Weyerhaeuser, Spinco, Domtar, Newco, Domtar Delaware Holdings Inc. (formerly known as Weyerhaeuser ELI Inc.), a Delaware corporation and wholly-owned subsidiary of Newco (“Newco Holding”), Domtar Pacific Papers Inc., a British Columbia corporation and a wholly-owned subsidiary of Newco Holding (“Old Newco Canada”), Domtar Pacific Papers ULC, a Nova Scotia unlimited liability company and a wholly-owned subsidiary of Newco Holding (“Newco Canada”), and Domtar (Canada) Paper Inc., a British Columbia corporation and a wholly-owned subsidiary of Newco Canada (“Newco Canada Exchangeco”);

WHEREAS an executed commitment letter and related term sheet pursuant to which the financial institutions named therein have agreed to provide debt financing to Spinco in the amount and on the terms and conditions set forth therein (the “New Debt Commitment Letter”) has been delivered to the parties;

WHEREAS on the Contribution Date (as defined in Section 2.01(a)), Weyerhaeuser shall transfer or cause to be transferred (A) the Newco Assets (as defined in Section 2.02(a)) and the Newco Liabilities (as defined in Section 2.03) to Newco in exchange for limited liability company interests of Newco (“Newco Equity Interests”), and the assumption of the Newco Liabilities (the “Newco Contribution”), and (B) all the issued and outstanding Newco Equity Interests to Spinco in exchange for (x) that number of issued and outstanding shares of Spinco, par value $0.01 per share (the “Spinco Common Stock”), determined in accordance with Section 2.12, and (y) cash in an amount equal to the New Debt Amount (as defined in Article I) (the “Spinco Contribution” and, together with the Newco Contribution, the “Contribution”);

WHEREAS on or prior to the Contribution Date, Newco shall cause Exchangeco Subsidiary to purchase the Newco Canada Exchangeco Assets (as defined in Article I) and assume the Newco Canada Exchangeco Liabilities (as defined in Article I) from Weyerhaeuser Canada and Weyerhaeuser Saskatchewan (each as defined in Article I) as provided in this Agreement;

WHEREAS following the Canadian Asset Sale (as defined in Section 2.07) and the Contribution and prior to the Effective Time (as defined in Article I), Weyerhaeuser shall distribute all of the issued and outstanding shares of Spinco Common Stock, on a pro rata basis or, at Weyerhaeuser’s election, in an exchange offer or a combination thereof to Eligible Holders (as defined in Article I), in each case as provided in this Agreement (the “Distribution”);

WHEREAS the parties intend that the Contribution and the Distribution shall qualify under Sections 355 and 368 of the Code (as defined in Article I); and

WHEREAS it is appropriate and desirable to set forth the principal corporate transactions required to effect the Contribution and the Distribution and certain other agreements that will govern certain matters relating to the Contribution and the Distribution and the relationship of Weyerhaeuser, Spinco and Newco following the Distribution;

NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained in this Agreement, the parties, intending to be legally bound, hereby agree as follows:

ARTICLE I

Definitions

For the purpose of this Agreement the following terms shall have the following meanings:

“Accounting Firm” has the meaning set forth in Section 2.04(b).

“Action” means any demand, action, suit, countersuit, arbitration, inquiry, proceeding or investigation by or before any federal, state, local, foreign or international Governmental Entity or any arbitration or mediation tribunal.

“affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. As used herein, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such entity, whether through ownership of voting securities or other interests, by contract or otherwise.

“Agreement” has the meaning set forth in the heading of this Agreement.

“Ancillary Agreements” means the Asset Conveyance Documents, the Liabilities Assumption Documents, the Canadian Purchase Agreement, the Tax Sharing Agreement, the Transition Services Agreement, the Site Services Agreements, the Fiber Supply Agreements and the Intellectual Property License Agreement.

“Arrangement” has the meaning set forth in the Transaction Agreement.

“Asset Conveyance Documents” has the meaning set forth in Section 2.05.

“Assumed Canadian Plans” has the meaning set forth in the Transaction Agreement.

“Benefit Plan Assets” has the meaning set forth in Section 2.02(a)(xvi).

“Benefit Plan Liabilities” has the meaning set forth in Section 2.03(a)(vii).

“Bowater Agreement” means the Asset Purchase Agreement, dated August 4, 1998, among Bowater Pulp and Paper Canada Inc., Bowater Incorporated, Weyerhaeuser Canada and Weyerhaeuser.

“Bowater Claim” means the claim of Weyerhaeuser and/or Weyerhaeuser Canada against Bowater Canadian Forest Products Inc. and Bowater Incorporated under the Bowater Agreement for the liabilities and obligations described in the notice to arbitrate dated March 17, 2006, as amended through the date hereof, delivered by Weyerhaeuser and Weyerhaeuser Canada to Bowater Canadian Forest Products Inc. and Bowater Incorporated, regardless of whether such claim is settled by arbitration or otherwise.

“Business Day” has the meaning set forth in the Transaction Agreement.

“Canadian Asset Sale” has the meaning set forth in Section 2.07(a).

“Canadian dollars” or “CDN$” means the lawful money of Canada.

“Canadian Excluded Assets” means the business, properties, assets, goodwill and rights of Weyerhaeuser Canada and Weyerhaeuser Saskatchewan listed under such heading in Exhibit A.

“Canadian Purchase Agreement” has the meaning set forth in Section 2.07(b).

“Canadian Retained Liabilities” means the obligations, liabilities and commitments of Weyerhaeuser Canada and Weyerhaeuser Saskatchewan listed under such heading in Exhibit A.

“CBA” has the meaning set forth in the Transaction Agreement.

“Closing Date” has the meaning set forth in the Transaction Agreement.

“Closing Working Capital” has the meaning set forth in Section 2.04(a).

“Code” means the U.S. Internal Revenue Code of 1986, as amended, and the Treasury regulations promulgated thereunder.

“Commission” means the Securities and Exchange Commission.

“Competitive Activities” has the meaning set forth in Section 7.06(a).

“Consents” means any consents, waivers or approvals from, or notification requirements to, any third parties.

“Contracts” has the meaning set forth in Section 2.02(a)(viii).

“Contribution” has the meaning set forth in the recitals.

“Contribution Date” has the meaning set forth in Section 2.01(a).

“Current Assets” has the meaning set forth in Section 2.04(d).

“Current Liabilities” has the meaning set forth in Section 2.04(d).

“DDII” has the meaning set forth in the Transaction Agreement.

“Delayed Transfer Assets” means any Newco Assets that this Agreement or any other Transaction Document provides or contemplates are to be transferred to Newco and that require the removal of a Legal Impediment or the receipt of a Consent or Governmental Approval to transfer, which Legal Impediment is not removed or Consent or Governmental Approval is not obtained on or prior to the Contribution Date.

“Delayed Transfer Liabilities” means any Newco Liabilities that this Agreement or any other Transaction Document provides or contemplates are to be assumed by Newco and that require the removal of a

Legal Impediment or the receipt of a Consent or Governmental Approval for the transfer and assumption of such Newco Liabilities, which Legal Impediment is not removed or Consent or Governmental Approval is not obtained on or prior to the Contribution Date.

“Disabled Newco Employees” has the meaning set forth in the Transaction Agreement.

“Distribution” has the meaning set forth in the recitals.

“Distribution Date” means (i) if the Distribution is effected in whole as a pro rata dividend, the date on which the issued and outstanding shares of Spinco Common Stock are distributed to the Eligible Holders pursuant to a pro rata dividend, and (ii) if the Distribution is effected in whole or in part as an exchange offer as provided in Section 3.01(c), the date on which the validly tendered Eligible Shares are accepted for payment.

“Dollars” or “$” means the lawful money of the United States of America.

“Domtar” has the meaning set forth in the recitals.

“Domtar Common Shares” has the meaning set forth in the Transaction Agreement.

“Effective Time” has the meaning set forth in the Transaction Agreement.

“Eligible Holders” means (i) to the extent that the Distribution is effected as a pro rata dividend, (A) the holders of record of shares of Weyerhaeuser Common Stock on the Record Date, (B) the holders of record of any Weyerhaeuser Canada Exchangeable Shares on the Record Date (other than Weyerhaeuser), and (C) if and to the extent determined by Weyerhaeuser, the holders of record on the Distribution Date of any Weyerhaeuser Benefit Plan Shares issued by Weyerhaeuser after the Record Date and prior to the Distribution Date, or (ii) to the extent that the Distribution is effected pursuant to an exchange offer, the holders of Eligible Shares validly tendered and not withdrawn pursuant to an exchange offer as provided in Section 3.01(c).

“Eligible Shares” means (i) to the extent that the Distribution is effected as a pro rata dividend, (A) the shares of Weyerhaeuser Common Stock outstanding on the Record Date, (B) the Weyerhaeuser Canada Exchangeable Shares outstanding on the Record Date (other than any Weyerhaeuser Canada Exchangeable Shares held by Weyerhaeuser), and (C) if and to the extent determined by Weyerhaeuser, the Weyerhaeuser Benefit Plan Shares issued by Weyerhaeuser after the Record Date and prior to the Distribution Date, or (ii) to the extent that the Distribution is effected pursuant to an exchange offer, the shares of Weyerhaeuser Common Stock and the Weyerhaeuser Canada Exchangeable Shares outstanding and eligible to accept the exchange offer.

“Environmental Laws” means all applicable federal, state, provincial, local and foreign Laws, Judgments, legally binding agreements and Environmental Permits issued, promulgated or entered into by or with any Governmental Entity, relating to pollution, natural resources, protection or restoration of the environment (including ambient air, surface water, groundwater, land surface or subsurface strata), endangered or threatened species or human health.

“Environmental Liabilities” means all obligations, liabilities, costs or commitments relating to or in respect of environmental, health or safety matters, including (i) the compliance or noncompliance with Environmental Laws, (ii) the alleged or actual presence or Release of, or exposure to, Hazardous Materials, (iii) the offsite transportation, storage, disposal or arrangement for disposal of Hazardous Materials, and (iv) any other obligations, liabilities, costs or commitments relating to Environmental Laws, including, in each case, all investigatory, cleanup and other remediation costs, administrative oversight costs, natural resources damages, property damages, personal injury damages, indemnity, contribution and similar obligations and all costs and expenses, interest, fines, penalties and other monetary sanctions in connection with the foregoing.

“Exchange Act” has the meaning set forth in the Transaction Agreement.

“Exchange Agent” has the meaning set forth in Section 3.03(b).

“Exchangeco Subsidiary” has the meaning set forth in the Transaction Agreement.

“Excluded Assets” has the meaning set forth in Section 2.02(b).

“Excluded Benefit Plans” has the meaning set forth in Section 2.03(b)(iii).

“Excluded IRB Indebtedness” means all indebtedness evidenced by industrial revenue bonds issued by any Governmental Entity relating to the Newco Business (including any evidences of such indebtedness) and all Liabilities of Weyerhaeuser or any other member of the Weyerhaeuser Group under Contracts entered into by Weyerhaeuser or such member of the Weyerhaeuser Group in connection therewith, except for the Hawesville IRB Indebtedness and the Marlboro IRB Indebtedness.

“Excluded IRB Rights” means all rights, claims, causes of action and credits of Weyerhaeuser or any other member of the Weyerhaeuser Group in connection with the Excluded IRB Indebtedness, except for the Hawesville IRB Rights and the Marlboro IRB Rights.

“Fiber Supply Agreements” has the meaning set forth in the Transaction Agreement.

“Forest Licenses” means (i) the Amended Sustainable Forest License No. 542461 for the Trout Lake Forest issued by the Ministry of Natural Resources of the Province of Ontario on May 5, 2006, (ii) the Amended Sustainable Forest License No. 541593 for the Wabigoon Forest issued by the Ministry of Natural Resources of the Province of Ontario on May 5, 2006, and (iii) the Prince Albert Forest Management Agreement dated April 1, 2000 between Weyerhaeuser Saskatchewan, Ltd. and Her Majesty the Queen in the Right of the Ministry of Natural Resources.

“Forest Management Employees” has the meaning set forth in Section 2.11(a).

“GAAP” has the meaning set forth in the Transaction Agreement.

“Governmental Approvals” has the meaning set forth in the Transaction Agreement.

“Governmental Entity” has the meaning set forth in the Transaction Agreement.

“Group” means either the Spinco Group or the Weyerhaeuser Group, as the context requires.

“Hawesville IRB Indebtedness” means all indebtedness evidenced by the $600 million Hancock County, Kentucky Industrial Revenue Bonds, Series 1996 (Hawesville) issued pursuant to the Trust Indenture dated December 1, 1996, between Hancock County, Kentucky and the Bank of New York (including any evidences of such indebtedness), as amended by the Agreement of Amendment of Lease Agreement, Trust Indenture and Contract of Purchase dated November 30, 1999 among the County of Hancock, Kentucky, Willamette Industries, Inc., The Bank of New York and Investment Company of Oregon, and all Liabilities of Weyerhaeuser or any member of the Weyerhaeuser Group under Contracts entered into by Weyerhaeuser or such member of the Weyerhaeuser Group in connection therewith.

“Hawesville IRB Rights” means all rights, claims, causes of action and credits of Weyerhaeuser or any other member of the Weyerhaeuser Group in connection with the Hawesville IRB Indebtedness.

“Hazardous Materials” means (i) any petroleum or petroleum products, radioactive materials or wastes, asbestos in any form, urea formaldehyde foam insulation and polychlorinated biphenyls; and (ii) any other chemical, material, substance or waste that in relevant form or concentration is prohibited, limited or regulated under any Environmental Law.

“Indemnified Party” has the meaning set forth in Section 4.06(a).

“Indemnifying Party” has the meaning set forth in Section 4.06(a).

“Indemnitees” means the Spinco Indemnitees and the Weyerhaeuser Indemnitees.

“Intellectual Property” has the meaning set forth in Section 2.02(a)(v).

“Intellectual Property License Agreement” means the license of Intellectual Property by and between Weyerhaeuser and Newco substantially in the form attached as Exhibit B.

“Interim Newco Balance Sheet” has the meaning set forth in the Transaction Agreement.

“Inventory” has the meaning set forth in Section 2.02(a)(ii).

“ITA” has the meaning set forth in the Transaction Agreement.

“Judgment” has the meaning set forth in the Transaction Agreement.

“Laws” has the meaning set forth in the Transaction Agreement.

“Legal Impediment” means a legal impediment preventing or restricting the transfer of a Newco Asset or the assumption of a Newco Liability, as the case may be, in the Contribution as of the Contribution Date.

“Liabilities” has the meaning set forth in Section 2.03(a).

“Liabilities Assumption Documents” has the meaning set forth in Section 2.05.

“LIFO Reserve Amount” has the meaning set forth in Section 2.04(f).

“Losses” has the meaning set forth in Section 4.02.

“Marlboro IRB Indebtedness” means all indebtedness evidenced by the $450,000,000 State of Carolina Marlboro County Fee-In-Lieu-Of-Taxes Industrial Revenue Bond (Willamette Industries, Inc. Project) Series 1991 issued pursuant to an Ordinance of Marlboro County passed on August 8, 1991 and a Bond Purchase Agreement between Marlboro County and Willamette Industries, Inc. dated as of August 1, 1991 (including any evidences of such indebtedness), and all Liabilities of Weyerhaeuser or any member of the Weyerhaeuser Group under Contracts entered into by Weyerhaeuser or any member of the Weyerhaeuser Group in connection therewith.

“Marlboro IRB Rights” means all rights, claims, causes of action and credits of Weyerhaeuser or any other member of the Weyerhaeuser Group in connection with the Marlboro IRB Indebtedness.

“Measurement Date” has the meaning set forth in Section 2.12(b)(3).

“Mill Employee” has the meaning set forth in Section 2.11(a).

“New Benefit Plan” has the meaning set forth in the Transaction Agreement.

“Newco” has the meaning set forth in the heading of this Agreement.

“Newco Assets” has the meaning set forth in Section 2.02(a).

“Newco Benefit Agreement” has the meaning set forth in the Transaction Agreement.

“Newco Benefit Plan” has the meaning set forth in the Transaction Agreement.

“Newco Business” means (i) the uncoated free sheet and paper grade pulp operations as conducted at Weyerhaeuser’s, Weyerhaeuser Saskatchewan’s and Weyerhaeuser Canada’s facilities in Hawesville, Kentucky; Marlboro, South Carolina; Kingsport, Tennessee; Johnsonburg, Pennsylvania; Rothschild, Wisconsin; Dryden, Ontario (Canada); and Prince Albert, Saskatchewan (Canada), (ii) the chip mill, uncoated free sheet, paper grade pulp and fluff pulp operations as conducted at Weyerhaeuser’s facility in Plymouth, North Carolina, (iii) the paper grade pulp operations as conducted at Weyerhaeuser Canada’s facilities in Kamloops, British Columbia (Canada), (iv) the uncoated free sheet converting operations as conducted at Weyerhaeuser’s, Weyerhaeuser Saskatchewan’s and Weyerhaeuser Canada’s facilities listed under the heading ‘Converting’ on Schedule 2.02(a)(i), (v) the forms operations as conducted at Weyerhaeuser’s facilities in Dallas, Texas; Indianapolis, Indiana; Langhorne, Pennsylvania; Rock Hill, South Carolina; and Cerritos, California, (vi) the coated groundwood and TMP operations as conducted at Weyerhaeuser’s facility in Columbus, Mississippi, (vii) the chip mill operations as conducted at Weyerhaeuser’s facilities listed under the heading ‘Chip Mills’ on Schedule 2.02(a)(i), (viii) the operations as conducted at Weyerhaeuser’s facilities in Fort Mill, South Carolina, specifically excluding the medium density fiber board and particle board operations conducted at Fort Mill, South Carolina, (ix) the logging and forest management operations as conducted pursuant to the Forest Licenses, (x) the saw mill operations as conducted at Weyerhaeuser Canada’s facilities in Ear Falls, Ontario and at Weyerhaeuser Saskatchewan’s facilities in Big River, Saskatchewan, and (xi) the operations as conducted at Weyerhaeuser’s regional replenishment centers, warehouses and sales offices used in connection with any of the other operations referred to above in this definition; provided, however, that the Newco Business shall in no event include any specialty pulp operations and any operations conducted with the Excluded Assets.

“Newco Canada” has the meaning set forth in the recitals.

“Newco Canada Exchangeco” has the meaning set forth in the recitals.

“Newco Canada Exchangeco Assets” means the business, properties, assets, goodwill and rights of Weyerhaeuser Canada and Weyerhaeuser Saskatchewan listed under such heading in Exhibit A.

“Newco Canada Exchangeco Indemnitees” has the meaning set forth in Section 4.04.

“Newco Canada Exchangeco Liabilities” means the obligations, liabilities and commitments of Weyerhaeuser Canada and Weyerhaeuser Saskatchewan listed under such heading in Exhibit A.

“Newco Canadian Pension Plans” has the meaning set forth in the Transaction Agreement.

“Newco Contribution” has the meaning set forth in the recitals.

“Newco Employees” has the meaning set forth in the Transaction Agreement.

“Newco Equity Interests” has the meaning set forth in the recitals.

“Newco Holding” has the meaning set forth in the recitals.

“Newco Liabilities” has the meaning set forth in Section 2.03(a).

“Newco Subsidiaries” has the meaning set forth in the Transaction Agreement.

“Newco U.S. Pension Plans” has the meaning set forth in the Transaction Agreement.

“New Debt Amount” means $1,350,000,000.

“New Debt Commitment Letter” has the meaning set forth in the recitals.

“Notice of Disagreement” has the meaning set forth in Section 2.04(b).

“NYSE” means the New York Stock Exchange, Inc.

“Old Newco Canada” has the meaning set forth in the recitals.

“Permits” has the meaning set forth in Section 2.02(a)(vii).

“Person” means an individual, a general or limited partnership, a corporation, a trust, a joint venture, an unincorporated organization, a limited liability entity, any other entity and any Governmental Entity.

“Proceeding” has the meaning set forth in Section 2.03(a)(vi).

“Pulp Inventory Adjustment Amount” has the meaning set forth in Section 2.04(f).

“Record Date” means the close of business on a date to be determined by the Weyerhaeuser Board of Directors as the record date for determining the shareholders of Weyerhaeuser and, if applicable, the holders of Weyerhaeuser Canada Exchangeable Shares, in each case entitled to receive shares of Spinco Common Stock in the Distribution if the Distribution is effected, in whole or in part, as a pro rata dividend.

“Records” has the meaning set forth in Section 2.02(a)(xii).

“Release” means any actual or threatened release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the environment (including ambient air, surface water, groundwater, land surface or subsurface strata) or within any building, structure, facility or fixture.

“Retained Benefit Liabilities” has the meaning set forth in Section 2.03(b)(iii).

“Retained Liabilities” has the meaning set forth in Section 2.03(b).

“Retained Names” means the names and marks set forth on Schedule 1.01 and any name or mark derived from, similar to or including any of the foregoing (in each case, in any style or design).

“SEC” has the meaning set forth in the Transaction Agreement.

“Securities Act” means the Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder.

“Shared Accounts Payable” has the meaning set forth in Section 2.03(a)(xi).

“Shared Accounts Receivable” has the meaning set forth in Section 2.02(a)(xx).

“Shared Inventory” has the meaning set forth in Section 2.02(a)(xix).

“Shared Payment Amount” has the meaning set forth in Section 2.04(f).

“Site Services Agreements” has the meaning set forth in the Transaction Agreement.

“Spinco” has the meaning set forth in the heading of this Agreement.

“Spinco Common Stock” has the meaning set forth in the recitals.

“Spinco Contribution” has the meaning set forth in the recitals.

“Spinco Group” means Spinco, Newco, each subsidiary of Newco and each other Person that is controlled directly or indirectly by Spinco.

“Spinco Indemnitees” has the meaning set forth in Section 4.02.

“Statement” has the meaning set forth in Section 2.04(a).

“subsidiary” of any Person means any corporation or other organization whether incorporated or unincorporated of which at least a majority of the securities or interests having by the terms thereof ordinary voting power to elect at least a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled (i) by such Person, (ii) by any one or more of such Person’s subsidiaries, or (iii) by such Person and one or more of its subsidiaries; provided, however, that no Person that is not directly or indirectly wholly-owned by any other Person shall be a subsidiary of such other Person unless such other Person controls, or has the right, power or ability to control, that Person.

“Taxes” has the meaning set forth in the Tax Sharing Agreement.

“Tax Sharing Agreement” has the meaning set forth in the Transaction Agreement.

“Technology” has the meaning set forth in Section 2.02(a)(vi).

“Third Party Claim” has the meaning set forth in Section 4.06(a).

“Transaction Agreement” has the meaning set forth in the recitals.

“Transaction Debt” has the meaning set forth in the Transaction Agreement.

“Transaction Documents” has the meaning set forth in the Transaction Agreement.

“Transferred Contracts” has the meaning set forth in Section 2.02(a)(viii).

“Transferred Employee” has the meaning set forth in the Transaction Agreement.

“Transferred Equipment” has the meaning set forth in Section 2.02(a)(iii).

“Transferred Intellectual Property” has the meaning set forth in Section 2.02(a)(v).

“Transferred Inventory” has the meaning set forth in Section 2.02(a)(ii).

“Transferred Permits” has the meaning set forth in Section 2.02(a)(vii).

“Transferred Real Property” has the meaning set forth in Section 2.02(a)(i).

“Transferred Records” has the meaning set forth in Section 2.02(a)(xii).

“Transferred Technology” has the meaning set forth in Section 2.02(a)(vi).

“Transition Services Agreement” has the meaning set forth in the Transaction Agreement.

“U.S. WC Newco Employees” has the meaning set forth in the Transaction Agreement.

“Wapawekka Lumber” means Wapawekka Lumber Ltd., a corporation incorporated under the laws of Saskatchewan, in which Weyerhaeuser Canada is a shareholder.

“Wapawekka Lumber Partnership” means Wapawekka Lumber Limited Partnership, a partnership formed under the laws of Saskatchewan, in which Weyerhaeuser Saskatchewan and Wapawekka Lumber are partners.

“Weyerhaeuser” has the meaning set forth in the heading of this Agreement.

“Weyerhaeuser Benefit Plan Shares” means, to the extent the Distribution is effected in the form of a pro rata dividend, the shares of Weyerhaeuser Common Stock issued by Weyerhaeuser after the Record Date and prior to the Distribution Date pursuant to any benefit plan (including any stock option plan, SAR arrangement or restricted stock arrangement) maintained by Weyerhaeuser to any director, officer or employee of Weyerhaeuser or its subsidiaries.

“Weyerhaeuser Business” means: (i) the business and operations of the Weyerhaeuser Group other than the Newco Business, (ii) all other businesses and operations acquired or commenced by any member of the Weyerhaeuser Group at any time after the Contribution Date, and (iii) any terminated, divested or discontinued businesses or operations that at the time of termination, divestiture or discontinuation did not primarily relate to the Newco Business as then conducted.

“Weyerhaeuser Canada” means Weyerhaeuser Company Limited, a corporation incorporated under the laws of Canada and an indirect subsidiary of Weyerhaeuser.

“Weyerhaeuser Canada Exchangeable Shares” means the shares of Weyerhaeuser Canada issued in connection with the acquisition by Weyerhaeuser of MacMillan Bloedel Limited, which are exchangeable from time to time for shares of Weyerhaeuser Common Stock in accordance with the terms and conditions as set forth in Appendix 1 to the Plan of Arrangement attached as Schedule D to the Transaction Agreement dated June 20, 1999 among Weyerhaeuser, 586476 B.C. Ltd. and MacMillan Bloedel Limited, as such terms and conditions may be amended prior to the Effective Time.

“Weyerhaeuser Canada Indemnitees” has the meaning set forth in Section 4.05(a).

“Weyerhaeuser Common Stock” means outstanding shares of common stock of Weyerhaeuser, par value $1.25 per share.

“Weyerhaeuser Group” means Weyerhaeuser, each subsidiary of Weyerhaeuser and any other Person that is controlled directly or indirectly by Weyerhaeuser (other than any member of the Spinco Group).

“Weyerhaeuser Indemnitees” has the meaning set forth in Section 4.03.

“Weyerhaeuser Insurance Policies” has the meaning set forth in Section 6.01(a).

“Weyerhaeuser Saskatchewan” means Weyerhaeuser Saskatchewan Ltd., a corporation incorporated under the laws of Saskatchewan and a wholly-owned subsidiary of Weyerhaeuser Canada.

“Weyerhaeuser Stock Plans” has the meaning set forth in the Transaction Agreement.

“Working Capital” has the meaning set forth in Section 2.04(d).

“Working Capital Principles” has the meaning set forth in Section 2.04(d).

ARTICLE II

The Contribution

SECTION 2.01. Transfer of Assets and Assumption of Liabilities between Weyerhaeuser and Newco. (a) At a time on or prior to the Distribution Date (the “Contribution Date”), Weyerhaeuser shall, and shall cause any other applicable members of the Weyerhaeuser Group to, sell, assign, transfer, convey and deliver to Newco, and Newco shall accept from Weyerhaeuser and any such members of the Weyerhaeuser Group, all of Weyerhaeuser’s and such members’ right, title and interest in, to and under all the Newco Assets other than the Delayed Transfer Assets in exchange for (i) the Newco Equity Interests issued pursuant to Section 2.01(e), and (ii) the assumption and agreement by Newco to pay, perform and discharge all the Newco Liabilities other than the Delayed Transfer Liabilities as provided in Section 2.01(b).

(b) On the Contribution Date, Newco shall irrevocably assume and agree to faithfully pay, perform and discharge when due all the Newco Liabilities other than the Delayed Transfer Liabilities in exchange for the sale, assignment, transfer, conveyance or delivery by Weyerhaeuser or any other member of the Weyerhaeuser Group of all the Newco Assets other than the Delayed Transfer Assets as provided in Section 2.01(a).

(c) Anything in this Agreement to the contrary notwithstanding, Weyerhaeuser shall not be obligated to assign, transfer, convey or deliver to Newco and Newco shall not be obligated to assume any of the rights and obligations under any Delayed Transfer Asset or Delayed Transfer Liability until such time as all Legal Impediments are removed and/or all Consents and/or Governmental Approvals necessary for the legal transfer and/or assumption thereof are obtained. Each of the parties hereto agrees that the Delayed Transfer Assets shall be assigned, transferred, conveyed and delivered, and any Delayed Transfer Liabilities shall be assumed, in accordance with the provisions of Section 2.09. On the Contribution Date, Weyerhaeuser shall deliver to Newco a schedule setting forth all material Delayed Transfer Assets and Delayed Transfer Liabilities existing as of the Contribution Date.

(d) In the event that at any time or from time to time (whether prior to or after the Distribution Date), any party hereto (or any member of such party’s respective Group), shall receive or otherwise possess any asset that is allocated to any other Person pursuant to this Agreement or any other Transaction Document, such party shall promptly transfer, or cause to be transferred, such asset to the Person so entitled thereto. Prior to any such transfer, the Person receiving or possessing such asset shall hold such asset in trust for any such other Person.

(e) Simultaneously with the Newco Contribution, Newco shall issue additional units of Newco Equity Interests to Weyerhaeuser, as its sole member, in consideration for the transfer of the Newco Assets and assumption of the Newco Liabilities in accordance with this Section 2.01.

SECTION 2.02. Newco Assets. (a) For purposes of this Agreement, “Newco Assets” means all the business, properties, assets, goodwill and rights (including lease, license and other contractual rights) of whatever kind and nature, real or personal, tangible or intangible, that are owned by Weyerhaeuser or any other member of the Weyerhaeuser Group immediately prior to the Contribution and used or held for use primarily in the operation or conduct of the Newco Business, other than (A) the Excluded Assets and (B) as otherwise provided for in this Section 2.02(a), which Newco Assets shall include (in each case, other than the Excluded Assets):

(i) all owned real property, leaseholds and other interests in real property of Weyerhaeuser or any other member of the Weyerhaeuser Group used or held for use primarily in the operation or conduct of the Newco Business, including the owned real property, leaseholds and other interests in real property set forth on Schedule 2.02(a)(i), in each case together with Weyerhaeuser’s and any other member of the Weyerhaeuser Group’s right, title and interest in, to and under all plants, facilities, buildings, structures, improvements and fixtures thereon and all easements and rights of way pertaining thereto or accruing to the benefit thereof and all other appurtenances and real property rights pertaining thereto (the “Transferred Real Property”);

(ii) all raw materials, work-in-process, finished goods and products, supplies, parts and other inventories owned by Weyerhaeuser or any other member of the Weyerhaeuser Group (“Inventory”) that as of the close of business on the Contribution Date are located on the Transferred Real Property and all other Inventory as of the close of business on the Contribution Date, in each case that are used or held for use primarily in the operation or conduct of the Newco Business or produced by the Newco Business for use in or sale by the Newco Business (the “Transferred Inventory”);

(iii) (A) all other tangible personal property and interests therein owned by Weyerhaeuser or any other member of the Weyerhaeuser Group (including all machinery, equipment, furniture, furnishings, tools and vehicles owned by Weyerhaeuser or any other member of the Weyerhaeuser Group) that are used or held for use primarily in the operation or conduct of the Newco Business, and (B) the machinery and equipment set forth on Schedule 2.02(a)(iii) (collectively, the “Transferred Equipment”);

(iv) all accounts receivable solely arising out of the operation or conduct of the Newco Business;

(v) (A) all patents (including all reissues, divisions, continuations and extensions thereof), patent applications, patent rights, trademarks, trademark registrations, trademark applications, servicemarks, trade names, business names, brand names, copyrights, copyright registrations, designs, design registrations, and all rights to any of the foregoing (collectively, the “Intellectual Property”), in each case that are owned by Weyerhaeuser or any other member of the Weyerhaeuser Group and used or held for use primarily in the operation or conduct of the Newco Business, including the Intellectual Property set forth on Schedule 2.02(a)(v) (the “Transferred Intellectual Property”), and (B) all rights, if any, owned by Weyerhaeuser or any other member of the Weyerhaeuser Group in the name and mark “Willamette”;

(vi) all trade secrets, inventions, know-how, formulae, processes, procedures, research records, records of inventions, test information, market surveys, business potential analysis, strategic plans, consultants reports, technical reports and marketing know-how (“Technology”), in each case that are owned by Weyerhaeuser or any other member of the Weyerhaeuser Group and used or held for use solely in the operation or conduct of the Newco Business (the “Transferred Technology”);

(vii) all permits, licenses, franchises, approvals or authorizations from any Governmental Entity (“Permits”) set forth on Schedule 2.02(a)(vii), and all other Permits that are held by Weyerhaeuser or any other member of the Weyerhaeuser Group and used or held for use primarily in the operation or conduct of the Newco Business, in each case to the extent such Permits are transferable (the “Transferred Permits”);

(viii) all written contracts, leases, subleases, licenses, notes, bonds, debentures, indentures, guarantees, agreements, commitments and all other legally binding instruments, arrangements and understandings (“Contracts”) to which Weyerhaeuser or any other member of the Weyerhaeuser Group is a party or by which Weyerhaeuser or any other member of the Weyerhaeuser Group is bound that are set forth on Schedule 2.02(a)(viii), and all other Contracts to which Weyerhaeuser or any other member of the Weyerhaeuser Group is a party or by which Weyerhaeuser or any other member of the Weyerhaeuser Group is bound that are used or held for use primarily in, or that arise primarily out of, the operation or conduct of the Newco Business (the “Transferred Contracts”);

(ix) all rights of Weyerhaeuser or any other member of the Weyerhaeuser Group in and to products sold or leased (including products returned after the Contribution Date and rights of Weyerhaeuser or any other member of the Weyerhaeuser Group of rescission, replevin and reclamation) primarily in the operation or conduct of the Newco Business;

(x) all credits, prepaid expenses, deferred charges, advance payments, security deposits and prepaid items that are used or held for use primarily in, or that arise primarily out of, the operation or conduct of the Newco Business;

(xi) all rights, claims, causes of action and credits owned by Weyerhaeuser or any other member of the Weyerhaeuser Group to the extent relating to any Newco Asset or any Newco Liability, including any such items arising under any guarantees, warranties, indemnities, rights of recovery, rights of set-off and similar rights in favor of Weyerhaeuser or any other member of the Weyerhaeuser Group in respect of any Newco Asset or any Newco Liability;

(xii) subject to Section 7.01, all books, records and other documents (including all books of account, ledgers, general, financial, accounting and personnel records, files, invoices, customers’ and suppliers’ lists, other distribution lists, operating, production and other manuals, manufacturing and quality control records and procedures, billing records, sales and promotional literature) (in all cases, in any form or medium) owned by Weyerhaeuser or any other member of the Weyerhaeuser Group (“Records”) (A) that as of the close of business on the Contribution Date are located at the Transferred Real Property and that are used or held for use primarily in, or that arise primarily out of, the conduct or operation of the Newco Business, or (B) that as of the close of business on the Contribution Date are not located at the Transferred Real Property and that are solely used or held for use in the conduct or operation of the Newco Business (collectively, the “Transferred Records”);

(xiii) all goodwill owned by Weyerhaeuser or any other member of the Weyerhaeuser Group generated by or associated with the Newco Business or the Newco Assets;

(xiv) all assets owned by Weyerhaeuser or any other member of the Weyerhaeuser Group that are expressly contemplated by the Tax Sharing Agreement as assets to be transferred to Newco or any other member of the Spinco Group;

(xv) all rights of Newco or any other member of the Spinco Group under this Agreement or any other Transaction Document;

(xvi) all assets to be transferred to Newco or any member of the Spinco Group set forth on Schedule 2.02(a)(xvi) (the “Benefit Plan Assets”);

(xvii) all Hawesville IRB Rights and Marlboro IRB Rights;

(xviii) all other assets, properties, goodwill and rights of Weyerhaeuser or any other member of the Weyerhaeuser Group reflected in the Interim Newco Balance Sheet other than assets, properties, goodwill and rights that are (A) sold, disposed or otherwise transferred after the date of such balance sheet, or (B) set forth on Schedule 2.02(a)(xviii);

(xix) all finished pulp manufactured at the Transferred Real Property owned by Weyerhaeuser or any other member of the Weyerhaeuser Group and that, as of the close of business on the Contribution Date, is located at Weyerhaeuser’s facilities other than the Transferred Real Property to the extent allocated to Newco in accordance with Schedule 2.04(d) (the “Shared Inventory”); and

(xx) all accounts receivable with respect to pulp sales pursuant to which a payment is owed by a third party to the Newco Business and the Weyerhaeuser Business to the extent allocated to Newco in accordance with Schedule 2.04(d) (the “Shared Accounts Receivable”).

(b) For the purposes of this Agreement, “Excluded Assets” shall mean the following assets owned by Weyerhaeuser or any other member of the Weyerhaeuser Group:

(i) all assets set forth on Schedule 2.02(b)(i) or 2.02(a)(xviii);

(ii) all cash and cash equivalents;

(iii) subject to Section 6.01, all insurance policies and all rights and claims thereunder and any proceeds thereof;

(iv) all rights, claims and credits to the extent relating to any Excluded Asset or any Retained Liability, including any such items arising under any guarantees, warranties, indemnities and similar rights in favor of Weyerhaeuser or any other member of the Weyerhaeuser Group in respect of any Excluded Asset or any Retained Liability;

(v) all shares of capital stock of, or other equity interests in, any affiliate of Weyerhaeuser or any other Person (in each case, other than the Newco Subsidiaries, Wapawekka Lumber and Wapawekka Lumber Partnership);

(vi) all assets (other than the Benefit Plan Assets) relating to any employee benefit plan in which any employees of Weyerhaeuser or any of its affiliates participate;

(vii) subject to Section 7.01 of this Agreement or, as applicable, Section 5.09 of the Tax Sharing Agreement, all financial and tax Records relating to the Newco Business that form part of Weyerhaeuser’s or any other member of the Weyerhaeuser Group’s general ledger;

(viii) all (A) Records that are not Transferred Records, and (B) Records prepared in connection with the sale or transfer of the Newco Business, including bids received from third parties and analyses relating to the Newco Business;

(ix) all rights of Weyerhaeuser or any other member of the Weyerhaeuser Group under this Agreement or any other Transaction Document;

(x) the Retained Names;

(xi) all owned real property, leaseholds and other interests in real property set forth on Schedule 2.02(b)(xi) and all owned real property, leaseholds and other interests that are not Transferred Real Property, in each case together with Weyerhaeuser’s and any other member of the Weyerhaeuser Group’s right, title and interest in, to and under all buildings, improvements and fixtures thereon and all other appurtenances and real property rights pertaining thereto;

(xii) all Intellectual Property set forth on Schedule 2.02(b)(xii) and all other Intellectual Property that is not Transferred Intellectual Property;

(xiii) all Technology that is used or held for use in Weyerhaeuser’s fluff pulp and specialty pulp operations and all other Technology that is not Transferred Technology;

(xiv) all Permits set forth on Schedule 2.02(b)(xiv) and all other Permits that are not Transferred Permits;

(xv) all Contracts set forth on Schedule 2.02(b)(xv) and all other Contracts that are not Transferred Contracts;

(xvi) all accounts receivable pursuant to which a payment is owed (i) by any member of the Weyerhaeuser Group to any other member of the Weyerhaeuser Group, or (ii) by the Weyerhaeuser Business to the Newco Business;

(xvii) any other property or assets not constituting Newco Assets;

(xviii) all corporate-level services of the type provided as of August 22, 2006 to the Newco Business by Weyerhaeuser or any of its affiliates;

(xix) all tangible personal property and interests therein (including all machinery, equipment, furniture, furnishings, tools and vehicles) set forth on Schedule 2.02(b)(xix) and all other tangible personal property that is not Transferred Equipment;

(xx) all Excluded IRB Rights;

(xxi) the Newco Canada Exchangeco Assets and Canadian Excluded Assets;

(xxii) all assets that are expressly contemplated by the Tax Sharing Agreement as assets to be retained by Weyerhaeuser or any other member of the Weyerhaeuser Group;

(xxiii) the Bowater Claim;

(xxiv) all finished pulp manufactured at the Transferred Real Property owned by Weyerhaeuser or any other member of the Weyerhaeuser Group and that, as of the close of business on the Contribution Date, is located at Weyerhaeuser’s facilities other than the Transferred Real Property, other than the Shared Inventory; and

(xxv) all accounts receivable with respect to pulp sales pursuant to which a payment is owed by a third party to the Newco Business and the Weyerhaeuser Business, other than the Shared Accounts Receivable.

For purposes of this Section 2.02(b) only, the “Newco Business” has the meaning given to such term in Article I without regards to the proviso in such definition.

SECTION 2.03. Newco Liabilities. (a) For the purposes of this Agreement, “Newco Liabilities” shall mean all obligations, liabilities and commitments of any nature, whether known or unknown, express or implied, primary or secondary, direct or indirect, liquidated, absolute, accrued, contingent or otherwise and whether due or to become due (“Liabilities”), of Weyerhaeuser or any other member of Weyerhaeuser Group arising out of or primarily relating to the Newco Assets, the Newco Business or the operation or conduct of the Newco Business prior to, on or after the Contribution Date, excluding the Retained Liabilities, which Newco Liabilities shall include (in each case, other than the Retained Liabilities):

(i) all Liabilities under the Transferred Contracts and the Transferred Permits;

(ii) all accounts payable and accrued liabilities solely arising out of the operation or conduct of the Newco Business;

(iii) all Liabilities arising out of or primarily relating to any and all products manufactured or sold by the Newco Business at any time, including obligations, liabilities and commitments for refunds, adjustments, allowances, repairs, exchanges, returns and warranty, product liability, merchantability and other claims relating to such products;

(iv) all Liabilities arising as a result of at any time being the owner, lessee or occupant of, or the operator of the activities conducted at, the Transferred Real Property;

(v) all Environmental Liabilities at any time arising out of or primarily relating to the operation or conduct of the Newco Business or the ownership of, or activities conducted at, the Transferred Real Property;

(vi) all Liabilities in respect of any suit, action or proceeding (a “Proceeding”), pending or threatened, and claims, whether or not presently asserted, at any time arising out of or primarily relating to the operation or conduct of the Newco Business;

(vii) all employment and employee benefit-related Liabilities with respect to Transferred Employees and their dependents and beneficiaries (regardless of when or whether such Liabilities arose, arise, were or are incurred), including under or with respect to any Newco Benefit Plan or Newco Benefit Agreement set forth on Schedule 2.03(a)(vii), other than the Retained Benefit Liabilities (the “Benefit Plan Liabilities”);

(viii) all Liabilities to be expressly assumed by any member of the Spinco Group pursuant to this Agreement or the other Transaction Documents (including all Taxes to the extent responsibility therefor is assigned to Spinco under the Tax Sharing Agreement);

(ix) all Liabilities to the extent arising out of the Hawesville IRB Indebtedness and the Marlboro IRB Indebtedness;

(x) all Liabilities reflected in the Interim Newco Balance Sheet other than Liabilities discharged after the date of such balance sheet; and

(xi) all accounts payable with respect to pulp liabilities pursuant to which a payment is owed collectively by the Newco Business and the Weyerhaeuser Business to any third party to the extent allocated to Newco in accordance with Schedule 2.04(d) (the “Shared Accounts Payable”).

(b) For the purposes of this Agreement, “Retained Liabilities” shall mean the following Liabilities of Weyerhaeuser or any other member of the Weyerhaeuser Group:

(i) all Liabilities not constituting Newco Liabilities;

(ii) the Newco Canada Exchangeco Liabilities and Canadian Retained Liabilities;

(iii) all Liabilities (A) under the Weyerhaeuser Stock Plans (other than any Liabilities with respect to Spinco equity awards issued or required to be issued pursuant to Section 6.08 of the Transaction Agreement) and the Newco U.S. Pension Plans, (B) under or with respect to any Newco Benefit Plan or any Newco Benefit Agreement not set forth on Schedule 2.03(a)(vii), and (C) arising out of claims for medical benefits incurred on or prior to Closing (such plans, collectively, the “Excluded Benefit Plans” and such Liabilities, collectively, the “Retained Benefit Liabilities”);

(iv) all Liabilities to be expressly retained or assumed by any member of the Weyerhaeuser Group pursuant to this Agreement or the other Transaction Documents (including all Taxes to the extent responsibility therefor is assigned to Weyerhaeuser under the Tax Sharing Agreement);

(v) all Liabilities under Environmental Laws arising out of or primarily relating to real property, plants and other facilities formerly owned or leased by Weyerhaeuser or any member of the Weyerhaeuser Group and not included in the Transferred Real Property;

(vi) all Liabilities to the extent arising out of the Excluded IRB Indebtedness;

(vii) all accounts payable pursuant to which a payment is owed (i) by any member of the Weyerhaeuser Group to any other member of the Weyerhaeuser Group, or (ii) by the Newco Business to the Weyerhaeuser Business;

(viii) all Liabilities to the extent arising out of (x) any exposure to asbestos or asbestos-containing materials present in products formerly manufactured at facilities located on the Transferred Real Property or at any other facility now or formerly owned by Weyerhaeuser or any member of the Weyerhaeuser Group or (y) the pre-closing manufacture of these products at such facilities;

(ix) all accounts payable with respect to pulp liabilities pursuant to which a payment is owed collectively by the Newco Business and the Weyerhaeuser Business to any third party, other than the Shared Accounts Payable; and

(x) all Liabilities set forth on Schedule 2.03(b)(x).

SECTION 2.04. Post-Closing Working Capital Adjustment. (a) The Statement. Within 60 days after the Closing Date, Weyerhaeuser shall prepare and deliver to Spinco a statement (the “Statement”), setting forth (i) Working Capital of the Newco Business as of the close of business on the day prior to the Closing Date (“Closing Working Capital”), and (ii) the amounts of Shared Inventory, Shared Accounts Receivable and Shared Accounts Payable as of the close of business on the day prior to the Closing Date. Spinco shall provide reasonable assistance to Weyerhaeuser in the preparation of the Statement and shall provide Weyerhaeuser reasonable access at all reasonable times to the personnel, properties, books and records of the Newco Business for such purpose.

(b) Objections; Resolution of Disputes. The Statement shall become final and binding upon the parties on the 30th day following delivery thereof, unless Spinco gives written notice of its disagreement with the Statement (a “Notice of Disagreement”) to Weyerhaeuser prior to such date. Any Notice of Disagreement shall (i) specify in reasonable detail the nature of any disagreement so asserted, and (ii) only include disagreements based on mathematical errors or based on Closing Working Capital not being calculated in accordance with this Section 2.04. If a Notice of Disagreement is received by Weyerhaeuser in a timely manner, then the Statement

(as revised in accordance with this sentence) shall become final and binding upon Weyerhaeuser and Spinco on the earlier of (A) the date Weyerhaeuser and Spinco resolve in writing any differences they have with respect to the matters specified in the Notice of Disagreement, and (B) the date any disputed matters are finally resolved in writing by the Accounting Firm. During the 30-day period following the delivery of a Notice of Disagreement, Weyerhaeuser and Spinco shall seek in good faith to resolve in writing any differences that they may have with respect to the matters specified in the Notice of Disagreement. At the end of such 30-day period, Weyerhaeuser and Spinco shall submit to an independent accounting firm (the “Accounting Firm”) for arbitration any and all matters that remain in dispute and were properly included in the Notice of Disagreement. The Accounting Firm shall be Deloitte & Touche LLP or, if such firm is unable or unwilling to act, such other nationally recognized independent public accounting firm as shall be agreed upon by the parties hereto in writing. Weyerhaeuser and Spinco shall use reasonable efforts to cause the Accounting Firm to render a decision resolving the matters submitted to the Accounting Firm within 30 days of receipt of the submission. Judgment may be entered upon the determination of the Accounting Firm in any court having jurisdiction over the party against which such determination is to be enforced. The cost of any arbitration (including the fees and expenses of the Accounting Firm and reasonable attorney fees and expenses of the parties) pursuant to this Section 2.04 shall be equally shared by Spinco and Weyerhaeuser. Other than the fees and expenses referred to in the immediately preceding sentence, the fees and disbursements of Weyerhaeuser’s independent auditors shall be borne by Weyerhaeuser and the fees and disbursements of Spinco’s independent auditors shall be borne by Spinco.

(c) Adjustment Payment. If the Closing Working Capital is less than $500,000,000, Weyerhaeuser shall, within ten business days after the Statement becomes final and binding on the parties, pay to Spinco the amount by which Closing Working Capital is less than $500,000,000. If the Closing Working Capital exceeds $600,000,000, Spinco shall, within 10 Business Days after the Statement becomes final and binding on the parties, pay to Weyerhaeuser the amount by which Closing Working Capital exceeds $600,000,000. Any payment made pursuant to this Section 2.04(c) shall be made by wire transfer in immediately available funds to one or more accounts designated in writing at least two business days prior to such payment by the party entitled to receive such payment together with interest thereon at a rate of interest per annum equal to the rate of interest from time to time announced publicly by JPMorgan Chase Bank as its prime rate, calculated on the basis of the actual number of days elapsed divided by 365, from the Closing Date to the date of payment.

(d) Working Capital. The term “Working Capital” means Current Assets minus Current Liabilities. The terms “Current Assets” and “Current Liabilities” mean the current assets and current liabilities, respectively, of the portion of the Newco Business, calculated in the same way, using the same methods, policies, principles and methodologies, as the line items on the Interim Newco Balance Sheet, subject to adjustment in accordance with the Working Capital Principles. Closing Working Capital shall include the Shared Payment Amount. Without limiting the generality of the foregoing, Closing Working Capital is to be calculated (i) using the methods, policies, principles and methodologies set forth on Schedule 2.04(d), whether or not doing so is in accordance with (A) the methods used for calculating Working Capital on the Interim Newco Balance Sheet or (B) GAAP, (ii) if Schedule 2.04(d) does not set forth relevant methods, policies, principles and methodologies, the Closing Working Capital is to be calculated in the same way, using the same methods, policies, principles and methodologies, as were used by Weyerhaeuser in preparation of the Interim Newco Balance Sheet, whether or not doing so is in accordance with GAAP, and (iii) if no relevant methods, policies, principles and methodologies are available pursuant to the foregoing clauses (i) and (ii), the Closing Working Capital is to be calculated in accordance with GAAP applied in a manner consistent with Weyerhaeuser’s historic methods, policies, principles and methodologies excluding any effects of the transactions contemplated by this Agreement. The foregoing principles are referred to in this Agreement as the “Working Capital Principles”. Closing Working Capital is to be calculated as of close of business on the day prior to the Closing Date in accordance with the Working Capital Principles. The scope of the disputes to be resolved by the Accounting Firm as provided in Section 2.04(b) shall be solely limited to whether such calculation was done in accordance with the Working Capital Principles, and whether there were mathematical errors in the Statement. Under no circumstances shall the Accounting Firm be authorized or permitted to make any other determination or adjustment based on GAAP if Working Capital Principles can be determined pursuant to clauses (i) and (ii) of the definition thereof. For purposes of this Section 2.04(d), any items on or omissions from the Interim Newco Balance Sheet that are based upon errors of fact or mathematical errors or that are not in accordance with GAAP shall be retained for purposes of calculating Closing Working Capital. Without limiting the generality of the foregoing, the Accounting Firm is not authorized or permitted to make any determination as to the accuracy of any representation or warranty in this Agreement or as to compliance by Weyerhaeuser with any of its covenants in this Agreement (other than in this Section 2.04).

(e) Post-Closing Books and Records. Following the Closing Date, neither Spinco nor Weyerhaeuser shall take any actions with respect to the accounting books and records of the Business on which the Statement is to be based that would affect the Statement. During the period of time from and after the Closing Date through the resolution of any payment contemplated by Section 2.04(c) or 2.04(f), each of Spinco and Weyerhaeuser shall afford to each other and their respective accountants and counsel in connection with any actions contemplated by this Section 2.04 reasonable access during normal business hours to all the properties, books, contracts, personnel and records of such party relevant to the Statement, the Notice of Disagreement and any payments contemplated by this Section 2.04.

(f) Shared Payment Amount. On the day that Weyerhaeuser delivers to Spinco the Statement in accordance with Section 2.04(a), Weyerhaeuser shall pay to Spinco an amount equal to (1)(A) the sum of the amount of Shared Accounts Receivable and the amount of Shared Inventory, in each case as reflected on the Statement, minus (B) the amount of the Shared Accounts Payable as reflected on the Statement (the amount so calculated, the “Shared Payment Amount”), plus (2) an amount (the “Pulp Inventory Adjustment Amount”) equal to 100% of the sum of (A) the LIFO reserve applicable to the Shared Inventory reflected on the Statement (the “LIFO Reserve Amount”) and (B) an amount equal to 5% multiplied by the sum of the Shared Inventory, as reflected in the Statement, and the LIFO Reserve Amount. On the day that the Statement becomes final in accordance with Section 2.04(b), (i) if the Statement (as revised in accordance with Section 2.04(b)) reflects an increase in the Shared Payment Amount or the Pulp Inventory Adjustment Amount, Weyerhaeuser shall pay to Spinco the amount of such increase, and (ii) if the Statement (as revised in accordance with Section 2.04(b)) reflects a decrease in the Shared Payment Amount or the Pulp Inventory Adjustment Amount, Spinco shall pay to Weyerhaeuser the amount of such decrease. Any payment made pursuant to this Section 2.04(f) shall be made by wire transfer in immediately available funds to one or more accounts designated in writing at least two Business Days prior to such payment by the party entitled to receive such payment together. The payment pursuant to this Section 2.04(f) shall be independent of whether a payment is due pursuant to Section 2.04(c). Immediately following the Effective Time, (i) Newco shall transfer and assign to Weyerhaeuser the Shared Inventory and the Shared Accounts Receivable, and (ii) Weyerhaeuser shall assume from Newco the Shared Accounts Receivable. At such time, Newco and Spinco shall have no further rights with respect to the Shared Accounts Receivable and the Shared Inventory (which will become Excluded Assets) and shall have no further obligations with respect to the Shared Accounts Payable (which will become Retained Liabilities) other than the right to receive the payments provided for in this Section 2.04(f). Notwithstanding anything to the contrary in the Transaction Documents, Weyerhaeuser shall at any time control the collection of the Shared Accounts Receivables and the sale of the Shared Inventory and Newco and Spinco shall have no rights to dispute at any time any actions or omissions by Weyerhaeuser in connection therewith.

(g) Allocations and Payments to the Weyerhaeuser Subsidiary. All payments provided for in this Section 2.04, shall be allocated among Weyerhaeuser, Weyerhaeuser Canada and Weyerhaeuser Saskatchewan according to the respective amounts of Working Capital, Shared Accounts Receivable, Shared Accounts Payable and Shared Inventory attributable to each of them as determined by Weyerhaeuser. At Weyerhaeuser’s direction, such payments may be made to or by Weyerhaeuser, Weyerhaeuser Canada or Weyerhaeuser Saskatchewan. Any payments allocable to Weyerhaeuser Canada or Weyerhaeuser Saskatchewan which are received or made by Weyerhaeuser shall be received or made as agent for Weyerhaeuser Canada or, as applicable, Weyerhaeuser Saskatchewan and shall promptly be remitted by Weyerhaeuser to Weyerhaeuser Canada or, as applicable, Weyerhaeuser Saskatchewan (or paid by Weyerhaeuser Canada or, as applicable, Weyerhaeuser Saskatchewan to Weyerhaeuser).

(h) Tax Treatment. Any payments to Spinco pursuant to this Section 2.04 shall be treated for all Tax purposes as a capital contribution to Spinco. Any payments made by Spinco pursuant to this Section 2.04 shall be treated for all Tax purposes as an adjustment to the value of the consideration paid for the Contribution. This Section 2.04(h) shall not apply to any payment under Section 2.04(f).

SECTION 2.05. Documents Relating to Transfers of Newco Assets and Assumption of Newco Liabilities. In furtherance of the assignment, transfer and conveyance of Newco Assets and the assumption of Newco Liabilities pursuant to Section 2.01, on or prior to the Contribution Date and, with respect to Delayed Transfer Assets and Delayed Transfer Liabilities, at such time after the Distribution Date as such Delayed Transfer Asset or Delayed Transfer Liability can be transferred (a) Weyerhaeuser shall execute and deliver, and shall cause its subsidiaries to execute and deliver, such bills of sale, deeds, lease assignments and assumptions, leases, subleases, stock powers, certificates of title, assignments of contracts and other instruments of transfer, conveyance and assignment (including supplemental transfer tax forms, if applicable) as and to the extent necessary to evidence the transfer, conveyance and assignment of Weyerhaeuser’s or the applicable subsidiary’s right, title and interest in and to the Newco Assets to Newco (collectively, the “Asset Conveyance Documents”), and (b) Newco shall execute and deliver to Weyerhaeuser such assignments of contracts and other instruments of assumption as and to the extent necessary to evidence the valid and effective assumption by Newco of the Newco Liabilities (collectively, the “Liabilities Assumption Documents”); provided, that any instruments executed and delivered pursuant to this Section 2.05 shall be in a form acceptable to Domtar, which consent shall not be unreasonably withheld or delayed.

SECTION 2.06. Other Ancillary Agreements. Effective as of the Contribution Date, each of Weyerhaeuser, Spinco and Newco shall execute and deliver, and cause its subsidiaries to execute and deliver, all Ancillary Agreements to which it is a party.

SECTION 2.07. The Canadian Asset Sale. (a) Subject to Section 7.08, on or prior to the Contribution Date, Newco shall cause Exchangeco Subsidiary to purchase from Weyerhaeuser Canada and Weyerhaeuser Saskatchewan the Newco Canada Exchangeco Assets for fair market value, which shall be an aggregate purchase price of (i) $500,000,000 in cash, and (ii) the assumption by Exchangeco Subsidiary of the Newco Canada Exchangeco Liabilities (the “Canadian Asset Sale”).

(b) Subject to Section 7.08, in connection with the Canadian Asset Sale, Newco and Exchangeco Subsidiary shall enter into an agreement or agreements with Weyerhaeuser Canada and Weyerhaeuser Saskatchewan (the “Canadian Purchase Agreement”) and such other documents and instruments, in each case in such form as shall be approved by Weyerhaeuser and Domtar, (i) to provide for and evidence the sale of the Newco Canada Exchangeco Assets to Exchangeco Subsidiary and the assumption of the Newco Canada Exchangeco Liabilities by Exchangeco Subsidiary, (ii) to provide for indemnification of Weyerhaeuser Canada, Weyerhaeuser Saskatchewan and Exchangeco Subsidiary as provided in Sections 4.04 and 4.05, (iii) to provide for the tax elections set forth under such heading in Exhibit A, and (iv) to provide for the assumption of the Assumed Canadian Plans by Exchangeco Subsidiary pursuant to Section 6.09(g) of the Transaction Agreement.

(c) Subject to Section 7.08, prior to the Canadian Asset Sale, Weyerhaeuser shall (i) transfer to Newco $500,000,000 in cash, (ii) cause Newco to make a capital contribution to DDII in the amount of $50,000,000 and a capital contribution to Newco Holding in the amount of $450,000,000, (iii) cause DDII to purchase from Newco Holding 111 shares of Class B non-voting common stock of Newco Holding for $50,000,000, (iv) cause Newco Holding to purchase from Newco Canada additional common shares of Newco Canada for $500,000,000, (v) cause Newco Canada to lend the Canadian dollar equivalent of $500,000,000 minus CDN$1,100,000 to Newco Canada Exchangeco in exchange for a promissory note in a form provided by Domtar at least three Business Days prior to the Canadian Asset Sale, and (vi) cause Newco Canada Exchangeco to lend the Canadian dollar equivalent of $500,000,000 to Exchangeco Subsidiary in exchange for a promissory note, in a form provided by Domtar at least three Business Days prior to the Canadian Asset Sale. For purposes of this Section 2.07(c), the Canadian dollar equivalent of a payment denominated in U.S. dollars will be calculated at the Bank of Canada noon rate on the last Business Day preceding such payment.

(d) Subject to Section 7.08, prior to the Canadian Asset Sale, Weyerhaeuser shall cause Newco Canada (i) to purchase from Newco Canada Exchangeco 110,000 Class C non-voting preference shares of Newco Canada Exchangeco for CDN$1,100,000, such Class C non-voting preference shares to have such rights, privileges, restrictions and conditions as determined by Domtar at least three Business Days prior to the Canadian Asset Sale, and (ii) to enter into an agreement with a third party providing for the sale by Newco Canada to such third party of the Class C non-voting preference shares of Newco Canada Exchangeco, which agreement shall be in a form provided by Domtar at least three Business Days prior to the Canadian Asset Sale; provided, in each of clauses (i) and (ii) of this Section 2.07(d), that, (A) Domtar shall have selected at least three Business Days prior to the Canadian Asset Sale a third party willing to purchase such Class C non-voting preference shares under the terms and conditions set forth in this clause (d), and (B) the effectiveness of the sale of such Class C non-voting preference shares by Newco Canada to such third party shall be conditioned in all respects on the closing of the Arrangement.

(e) Prior to the Contribution and with the consent of Domtar, Weyerhaeuser and Newco shall agree to the Schedules for attachment to Exhibit A.

SECTION 2.08. Disclaimer of Representations and Warranties. EXCEPT AS MAY EXPRESSLY BE SET FORTH IN THIS AGREEMENT OR ANY OTHER TRANSACTION DOCUMENT, (A) NONE OF WEYERHAEUSER OR ANY MEMBER OF THE WEYERHAEUSER GROUP MAKES ANY REPRESENTATION OR WARRANTY OF ANY KIND WHATSOEVER, EXPRESS OR IMPLIED, WITH RESPECT TO THE NEWCO EQUITY INTERESTS, THE NEWCO ASSETS, THE NEWCO LIABILITIES OR THE NEWCO BUSINESS, ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (INCLUDING ANY CONSENTS OR APPROVALS REQUIRED IN CONNECTION THEREWITH) OR THE BUSINESS, ASSETS, CONDITION OR PROSPECTS (FINANCIAL OR OTHERWISE) OF, OR ANY OTHER MATTER INVOLVING THE NEWCO EQUITY INTERESTS, THE NEWCO ASSETS, THE NEWCO LIABILITIES OR THE NEWCO BUSINESS; (B) ALL OF THE NEWCO EQUITY INTERESTS, THE NEWCO ASSETS TO BE TRANSFERRED OR THE NEWCO LIABILITIES TO BE ASSUMED OR TRANSFERRED IN ACCORDANCE WITH THIS AGREEMENT OR ANY OTHER TRANSACTION DOCUMENT SHALL BE TRANSFERRED OR ASSUMED ON AN “AS IS, WHERE IS” BASIS, AND ALL IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR OTHERWISE ARE HEREBY EXPRESSLY DISCLAIMED; AND (C) NONE OF THE PARTIES HERETO OR ANY OTHER PERSON MAKES ANY REPRESENTATION OR WARRANTY WITH RESPECT TO ANY INFORMATION, DOCUMENTS OR MATERIAL MADE AVAILABLE IN CONNECTION WITH THE CONTRIBUTION, THE DISTRIBUTION OR THE ENTERING INTO OF THIS AGREEMENT OR THE OTHER TRANSACTION DOCUMENTS OR THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.
SECTION 2.09. Governmental Approvals and Consents. (a) Subject to Section 6.07(c) of the Transaction Agreement, upon the terms and subject to the conditions set forth in this Agreement, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, on the Contribution Date or the Distribution Date, as applicable, the transactions contemplated by this Agreement and the other Transaction Documents, including (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings (including filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or any other Transaction Document including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this Agreement and the Ancillary Agreements.

(b) If the transfer, assignment or assumption of any Delayed Transfer Asset or any Delayed Transfer Liability intended to be transferred, assigned or assumed hereunder is not consummated prior to or at the Contribution Date then the member of the Weyerhaeuser Group retaining such Delayed Transfer Asset or such Delayed Transfer Liability shall thereafter hold such Delayed Transfer Asset or such Delayed Transfer Liability for the use and benefit, insofar as reasonably practicable, of Newco (at the expense of Newco). In addition, the member of the Weyerhaeuser Group retaining such Delayed Transfer Asset or such Delayed Transfer Liability shall take such other actions in order to place Newco, insofar as reasonably practicable, in the same position as if such Delayed Transfer Asset or such Delayed Transfer Liability had been transferred or assumed as contemplated hereby and so that all the benefits and burdens relating to such Delayed Transfer Asset or such Delayed Transfer Liability, including possession, use, risk of loss, potential for gain, and dominion, control and command over such asset, are to inure from and after the Contribution Date to Newco. To the extent permitted by law and to the extent otherwise permissible in light of any Legal Impediment or required Consent and/or Governmental Approval, Newco shall be entitled to, and shall be responsible for, the management and the benefits and burdens of any Delayed Transfer Asset or any Delayed Transfer Liability not yet transferred to or assumed by it as a result of this Section 2.09(b) and the parties hereto agree to use reasonable best efforts to cooperate and coordinate with respect thereto.

(c) If and when the Legal Impediments and the Consents and/or Governmental Approvals, the failure to remove or the absence of which caused the deferral of the transfer or assumption of any Newco Asset or Newco Liability pursuant to Section 2.01(c), are removed or obtained, as the case may be, the transfer and assumption of the applicable Newco Asset or Newco Liability shall be promptly effected in accordance with the terms of this Agreement and/or the other applicable Transaction Documents, without the payment of additional consideration. After the Distribution Date, subject to Section 2.09(d), Weyerhaeuser and Newco agree to, and shall cause their respective subsidiaries to, use reasonable best efforts to remove such Legal Impediments and obtain such Consents and/or Governmental Approvals as promptly as practicable.

(d) The member of the Weyerhaeuser Group retaining a Delayed Transfer Asset or Delayed Transfer Liability due to the deferral of the transfer or assumption of such Newco Asset or Newco Liability pursuant to Section 2.01(c) shall not be obligated, in connection with this Section 2.09, to expend any money unless the necessary funds are advanced by Newco, other than reasonable out-of-pocket expenses, attorneys’ fees and recording or similar fees, all of which shall be promptly reimbursed by Newco. Any member of the Spinco Group holding an Excluded Asset or a Retained Liability improperly transferred to or assumed by the Spinco Group shall not be obligated, in connection with the foregoing, to expend any money unless the necessary funds are advanced by Weyerhaeuser, other than reasonable out-of-pocket expenses, attorneys’ fees and recording or similar fees, all of which shall be promptly reimbursed by Weyerhaeuser.

(e) If consent to assign the Bowater Agreement is needed but has not been obtained, the Bowater Agreement shall be a Delayed Transfer Asset in accordance with this Section 2.09. In such event, Weyerhaeuser shall pursue, and cause its subsidiaries to pursue, upon written request of Newco and subject to Sections 2.09(b) and 2.09(d), any claims for indemnification or reimbursement with respect to any liabilities and obligations for which the Bowater Agreement provides that Weyerhaeuser and/or Weyerhaeuser Canada has an indemnification or reimbursement claim. To the extent Newco makes any payment with respect to any liability of Weyerhaeuser or Weyerhaeuser Canada for which Weyerhaeuser or Weyerhaeuser Canada would be entitled to indemnification or reimbursement under the Bowater Agreement, Newco shall be subrogated to the maximum extent permitted by applicable Law to all rights of Weyerhaeuser and Weyerhaeuser Canada to indemnification and reimbursement under the Bowater Agreement with respect to such liability, and Weyerhaeuser or Weyerhaeuser Canada shall promptly pay to Newco the proceeds received by Weyerhaeuser or Weyerhaeuser Canada from any claims for indemnification or reimbursement under the Bowater Agreement. The foregoing shall not apply to any liabilities and obligations with respect to the Bowater Claim, which is expressly excluded from this Section 2.09.

SECTION 2.10. Separation of Contractual Arrangements. (a) Weyerhaeuser and Newco shall in good faith negotiate and use commercially reasonable efforts to enter into a joint purchase agreement with respect to the Contracts that are set forth on Schedule 2.10(a).

(b) Upon request of Newco after the Effective Time, Weyerhaeuser shall provide reasonable assistance to Newco, at Newco’s expense, so that Newco may, with respect to each Contract set forth on Schedule 2.10(b), either, at Newco’s election, (i) obtain a new Contract between any member of the Spinco Group and the third party to such Contract under terms and conditions acceptable to Newco, or (ii) benefit from such Contract as a partial assignee or sublessee thereunder.

SECTION 2.11. Employee Matters. (a) Employees. On or prior to the Distribution Date, Weyerhaeuser shall use reasonable best efforts to transfer to the appropriate member of the Spinco Group, including by causing the appropriate member of the Spinco Group to offer employment to, (a) each Newco Employee set forth on Schedule 2.11(a)(i), (b) each Mill Employee other than those set forth on Schedule 2.11(a)(ii), (c) each Newco Employee set forth on Schedule 2.11(a)(iii), (d) each Newco Employee employed in connection with the Forest Licenses in Ontario and Saskatchewan to be transferred to Newco (the “Forest Management Employees”) set forth on Schedule 2.11(a)(iv), and (e) Newco Employees or new hires to perform the functions set forth on Schedule 2.11(a)(v) in accordance with Section 6.09(a)(iii) of the Transaction Agreement, provided, that, with the exception of the new hires included in clause (e), such Newco Employees are employed by Weyerhaeuser or any other member of the Weyerhaeuser Group immediately prior to the Distribution Date. Notwithstanding the foregoing, no Disabled Newco Employee shall be transferred to any member of the Spinco Group other than in accordance with Section 6.09(a)(ii) of the Transaction Agreement. The parties agree that no employee (other than the new hires referenced in clause (e) above) who is not engaged in the Newco Business will be a Transferred Employee. For purposes of this Section 2.11, “Mill Employee” means any Newco Employee employed by Weyerhaeuser or a Weyerhaeuser Subsidiary at the Transferred Real Property immediately prior to the Distribution Date (including any individuals who are not actively at work on the Distribution Date due to vacation, holiday, illness, jury duty, bereavement leave or other authorized leave of absence, Disabled Newco Employees, except to the extent contemplated in Sections 6.09(a)(ii) of the Transaction Agreement and U.S. WC Newco Employees, except to the extent contemplated in Section 6.09(a)(iii) of the Transaction Agreement).

(b) Transfer of Assets and Assumption of Liabilities. On or prior to the Distribution Date, (i) Weyerhaeuser shall transfer the Benefit Plan Assets to Newco (or the appropriate member of the Spinco Group or New Benefit Plan (including any related trust)), and (ii) Newco (or the appropriate member of the Spinco Group or New Benefit Plan (including any related trust)) shall assume the Benefit Plan Liabilities, in each case in accordance with the provisions of Section 6.09 of the Transaction Agreement.

(c) Collective Bargaining Agreements. During the period starting on the date of this Agreement and ending on the Distribution Date, as contemplated in Section 6.09 of the Transaction Agreement, Weyerhaeuser shall cause Newco (or the appropriate member of the Spinco Group) to comply in all material respects with CBAs (including all obligations to contribute to any pension plans) that cover one or more Transferred Employees.

(d) Retiree Benefits. Notwithstanding any provision of this Agreement to the contrary, following the Distribution, if Spinco or any affiliate of Spinco negotiates any changes in benefit levels or cost sharing that increase the retiree benefits for Canadian Newco Employees under a collective bargaining agreement, Spinco shall ensure that such changes will not apply to any persons who retired prior to the Distribution Date. In the event that, notwithstanding the preceding limitation or anything to the contrary in this Agreement, Spinco or any affiliate of Spinco negotiates any changes in benefit levels or cost sharing that increase the retiree benefits under a collective bargaining agreement for Canadian Newco Employees who do not become Transferred Employees and who retired prior to the Distribution Date, Spinco shall promptly reimburse Weyerhaeuser for all costs, expenses or liabilities resulting from such increase and shall indemnify and hold harmless Weyerhaeuser and all its affiliates for any Liabilities arising in connection therewith.

SECTION 2.12. Transfer of Newco Equity Interests and Issuance of Spinco Common Stock. (a) On the Contribution Date, (i) Weyerhaeuser shall sell, assign, transfer and convey to Spinco all the Newco Equity Interests held by Weyerhaeuser and constituting all the issued and outstanding Newco Equity Interests,

(ii) Spinco shall issue and deliver to Weyerhaeuser the number of shares of Spinco Common Stock determined in accordance with Section 2.12(b), and (iii) Spinco shall pay to Weyerhaeuser an amount in cash equal to the New Debt Amount.

(b) On the Contribution Date, Spinco shall issue to Weyerhaeuser the number of shares of Spinco Common Stock equal to (x) the product, rounded to the nearest whole number, of (i) 11/9, and (ii) the sum of (A) the number of Domtar Common Shares issued and outstanding on the Measurement Date, (B) the number of Domtar Restricted Shares outstanding on the close of business on the Measurement Date to the extent not included in clause (A) above, (C) the aggregate number of Domtar Common Shares issuable pursuant to Domtar DSUs, Domtar PSUs and Domtar Rights, in each case outstanding on the close of business on the Measurement Date, (D) the aggregate number of Domtar Common Shares issuable pursuant to Domtar Options outstanding on the close of business on the Measurement Date that have an exercise price equal to or less than the volume weighted average (rounded to the nearest 1/10,000) of the trading prices of the Domtar Common Shares on the NYSE as reported by Bloomberg Financial Markets (or such other source as the parties shall agree in writing) for the last trading day immediately prior to the Measurement Date, and (E) the aggregate number of Domtar Common Shares that would have been issuable pursuant to Exchanged Options (as defined below) outstanding on the close of business on the Measurement Date had the Domtar Options (other than Domtar Options that have an exercise price equal to or less than the volume weighted average (rounded to the nearest 1/10,000) of the trading prices of the Domtar Common Shares on the NYSE as reported by Bloomberg Financial Markets (or such other source as the parties shall agree in writing) for the last trading day immediately prior to the Measurement Date) been exchanged for Exchanged Options as of the Measurement Date in accordance with the principles set out in the calculation model in Section 1.04(j) of the Domtar Disclosure Letter, minus (y) the sum of (A) the aggregate number of shares of Spinco Common Stock issuable pursuant to Substituted Spinco RSUs, Substituted Spinco SARs and Substituted Spinco Options, and (B) the number of shares of Spinco Common Stock outstanding prior to the Contribution. For purposes of this Section 2.12(b):

(1)	“Domtar Options”, “Amended Replacement Options”, “Domtar Restricted Shares”, “Domtar Rights”, “Domtar DSUs”, “Domtar PSUs”, “Substituted Spinco Options”, “Substituted Spinco SARs” and “Substituted Spinco RSUs” have the meanings set forth in the Transaction Agreement.

(2)	“Exchanged Options” means options to purchase Domtar Common Shares having an exercise price equal to the volume weighted average (rounded to the nearest 1/10,000) of the trading prices of the Domtar Common Shares on the NYSE as reported by Bloomberg Financial Markets (or such other source as the parties shall agree in writing) on the last trading day immediately prior to the Measurement Date.

(3)	“Measurement Date” means (i) if the Distribution is effected in its entirety as a pro rata dividend, the last Business Day immediately prior to the Contribution Date, and (ii) to the extent that the Distribution is effected, in whole or in part, pursuant to an exchange offer, the Business Day determined by Weyerhaeuser that is at least 10 Business Days after the commencement of such exchange offer but not more than 20 Business Days prior to the Distribution Date.

(4)

The number of shares of Spinco Common Stock issuable pursuant to Substituted Spinco Options, Substituted Spinco SARs and Substituted Spinco RSUs shall be calculated as provided in Section 6.08 of the Transaction Agreement, except that, for purposes of this Section 2.12(b) only, the “Option Exchange Ratio” shall be a fraction (A) the numerator of which shall be the Average Weyerhaeuser Pre-Distribution Price as defined in Section 6.08 of the Transaction Agreement unless on the Measurement Date the Weyerhaeuser Common Stock is trading ex-dividend with respect to the Distribution, in which case the numerator of which shall be the volume weighted average (rounded to the nearest 1/10,000) of the trading prices of Weyerhaeuser Common Stock on the NYSE as reported by Bloomberg Financial Markets (or such other source as the parties shall agree in writing) on the last trading day immediately prior to the Measurement Date on which the Weyerhaeuser Common Stock does not trade ex-dividend with respect to the Distribution, and (B) the denominator of which shall be the Average Spinco Distribution Price as defined in Section 6.08 of the Transaction Agreement unless on the Measurement Date the Average Spinco Distribution Price cannot be determined, in which case the denominator of which shall be the volume weighted average (rounded to the nearest 1/10,000) of the trading prices of the Domtar Common Shares on the NYSE as reported by Bloomberg Financial Markets (or such other source as the parties shall agree in writing) on the last trading day immediately prior to the Measurement Date.

ARTICLE III

The Distribution

SECTION 3.01. Form of Distribution. (a) Weyerhaeuser may elect to effect the Distribution in the form of either a dividend of shares of Spinco Common Stock distributed to the Eligible Holders on a pro rata basis, an offer to exchange shares of Spinco Common Stock for Eligible Shares or a combination thereof.

(b) If Weyerhaeuser elects to effect all or a portion of the Distribution in the form of a pro rata dividend, prior to the Distribution Date, the Board of Directors of Weyerhaeuser, in accordance with applicable law, shall establish the Record Date and the Distribution Date and any appropriate procedures in connection with the Distribution and all shares of Spinco Common Stock held by Weyerhaeuser on the Distribution Date shall be distributed to the Eligible Holders as provided in Section 3.03. To the extent the Distribution is effected as an exchange offer followed by a pro rata dividend of the remaining shares of Spinco Common Stock held by Weyerhaeuser, Weyerhaeuser shall use its reasonable best efforts to set the Record Date as the date on which the validly tendered Eligible Shares are accepted for payment or as soon thereafter as practicable.

(c) If Weyerhaeuser elects to effect all or a portion of the Distribution as an exchange offer of shares of Spinco Common Stock for Eligible Shares, Weyerhaeuser shall determine the terms of such exchange offer, including the number of shares of Spinco Common Stock that shall be offered for each validly tendered Eligible Share, the period during which such exchange offer shall remain open, the procedures for the tender and exchange of shares and all other provisions of such exchange offer, which shall comply with securities law requirements applicable to such exchange offer. In the event the exchange offer is not fully subscribed, any shares of Spinco Common Stock issued to Weyerhaeuser on the Contribution Date that are not exchanged pursuant to the exchange offer will be distributed as a dividend to the Eligible Holders on a pro rata basis with a Record Date established in the same manner as provided in Section 3.01(b).

SECTION 3.02. The Distribution. (a) Subject to the satisfaction or waiver of the conditions set forth in Section 5.01, to the extent the Distribution is effected as a pro rata dividend, each Eligible Holder shall be entitled to receive for each Eligible Share held by such Eligible Holder a number of shares of Spinco Common Stock equal to the total number of shares of Spinco Common Stock held by Weyerhaeuser on the Distribution Date, in each case after giving effect to any prior Distribution effected as an exchange offer, divided by the sum of (A) the total number of shares of Weyerhaeuser Common Stock outstanding on the Record Date, (B) the total number of shares of Weyerhaeuser Common Stock to be issued upon the exchange of all Weyerhaeuser Canada Exchangeable Shares outstanding on the Record Date (other than Weyerhaeuser Canada Exchangeable Shares owned by Weyerhaeuser), and (C) if and to the extent determined by Weyerhaeuser, the total number of Weyerhaeuser Benefit Plan Shares issued by Weyerhaeuser after the Record Date and prior to the Distribution Date (rounded down to the nearest 1/10,000 of a share).

(b) Subject to the satisfaction or waiver of the conditions set forth in Section 5.01, to the extent the Distribution is effected as an exchange offer, the number of shares of Spinco Common Stock to be exchanged for each Eligible Share in such exchange offer shall be determined by Weyerhaeuser in its sole discretion.

(c) Fractional shares of Spinco Common Stock that would otherwise be received by any Eligible Holders shall be aggregated, and Weyerhaeuser shall cause the shares obtained thereby to be sold by the transfer agent on behalf of the Eligible Holders, in the open market or otherwise, and the net proceeds thereof, after deducting any required withholding taxes and brokerage charges, commissions and transfer taxes, to be distributed to such Eligible Holders.

(d) None of the parties hereto or the Exchange Agent shall be liable to any person in respect of any shares of Spinco Common Stock (or dividends or distributions with respect thereto) or proceeds from a sale pursuant to Section 3.02(c) that are delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e) Weyerhaeuser, Spinco and Newco Canada Exchangeco, as the case may be, shall be entitled, and may instruct the transfer agent or the Exchange Agent, to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts required to be deducted and withheld with respect to the making of such payments under the Code, the ITA or any provision of local or foreign tax law. Any withheld amounts shall be treated for all purposes of this Agreement as having been paid to the persons otherwise entitled thereto.

SECTION 3.03. Delivery of Shares of Spinco Common Stock. (a) To the extent the Distribution is effected as a pro rata dividend, Weyerhaeuser shall give irrevocable instructions to the transfer agent to deliver the appropriate number of shares of Spinco Common Stock (in accordance with Section 3.02(a)) to each Eligible Holder, which delivery may be in the form of a certificate or, in whole or in part, in book-entry form through the direct registration system.

(b) To the extent the Distribution is effected as an exchange offer, Weyerhaeuser shall (i) determine the procedures for the tender and exchange of shares, (ii) appoint a bank or trust company (or similar institution) (the “Exchange Agent”), and (iii) enter into an agreement with the Exchange Agent providing for, among other things, the actions to be taken to effect the exchange offer.

SECTION 3.04. Timing of the Distribution. Subject to Sections 6.04(d) and 6.17 of the Transaction Agreement, Weyerhaeuser shall consummate the Contribution and the Distribution as promptly as practicable after satisfaction (or waiver to the extent permissible) of all of the conditions to the Contribution and the Distribution specified in Section 5.01 (other than conditions that by their nature are to be satisfied at the time of the Contribution, the Distribution or the Arrangement and shall in fact be satisfied at such time(s)). Subject to the preceding sentence and in accordance with applicable law, the Board of Directors of Weyerhaeuser will determine the Contribution Date and the Distribution Date.

ARTICLE IV

Mutual Releases; Indemnification

SECTION 4.01. Release of Pre-Distribution Claims. (a) Except as provided in Section 4.01(c), effective as of the Distribution Date, Spinco does hereby, for itself and each other member of the Spinco Group, their respective affiliates (other than any member of the Weyerhaeuser Group), successors and assigns, remise, release and forever discharge Weyerhaeuser and the members of the Weyerhaeuser Group, their respective affiliates (other than any member of the Spinco Group), successors and assigns from any and all liabilities whatsoever, whether at law or in equity (including any right of contribution), whether arising under any contract or agreement, by operation of law or otherwise, existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the Distribution Date, including in connection with the transactions and all other activities to implement any of the Contribution and the Distribution.

(b) Except as provided in Section 4.01(c), effective as of the Distribution Date, Weyerhaeuser does hereby, for itself and each other member of the Weyerhaeuser Group, their respective affiliates (other than any member of the Spinco Group), successors and assigns, remise, release and forever discharge Spinco, the respective members of the Spinco Group, their respective affiliates (other than any member of the Weyerhaeuser Group), successors and assigns from any and all liabilities whatsoever, whether at law or in equity (including any right of contribution), whether arising under any contract or agreement, by operation of law or otherwise, existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the Distribution Date, including in connection with the transactions and all other activities to implement any of the Contribution and the Distribution.

(c) Nothing contained in Section 4.01(a) or 4.01(b) shall impair any right of any Person to enforce this Agreement or any other Transaction Document. Nothing contained in Section 4.01(a) or 4.01(b) shall release any Person from:

(i) any liability, contingent or otherwise, assumed, transferred, assigned or allocated to the Group of which such Person is a member in accordance with, or any other liability of any member of any Group under this Agreement or any other Transaction Document;

(ii) any liability that the parties may have with respect to indemnification pursuant to this Agreement for claims brought against the parties by third Persons, which liability shall be governed by the provisions of this Article IV and, if applicable, the appropriate provisions of the other Transaction Documents; or

(iii) any liability the release of which would result in the release of any Person other than a Person released pursuant to this Section 4.01.

(d) Spinco shall not make, and shall not permit any member of the Spinco Group and, after the Effective Time, Domtar and Domtar’s Subsidiaries, to make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against Weyerhaeuser or any member of the Weyerhaeuser Group, or any other Person released pursuant to Section 4.01(a), with respect to any liabilities released pursuant to Section 4.01(a). Weyerhaeuser shall not, and shall not permit any member of the Weyerhaeuser Group, to make any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification against Spinco or any member of the Spinco Group, or any other Person released pursuant to Section 4.01(b), with respect to any liabilities released pursuant to Section 4.0l(b).

(e) At any time, at the request of any other party, each party shall cause each member of its respective Group to execute and deliver releases reflecting the provisions of this Section 4.01.

SECTION 4.02. Indemnification by Weyerhaeuser. From and after the Distribution Date, Weyerhaeuser shall indemnify, defend and hold harmless Spinco, each member of the Spinco Group and each of their affiliates and their respective officers, directors, employees, shareholders, agents and representatives (the “Spinco Indemnitees”) from and against any and all claims, losses, damages, liabilities, obligations or expenses, including reasonable legal fees and expenses (collectively, “Losses”), to the extent arising or resulting from any of the following:

(i) any Retained Liability (other than any Newco Canada Exchangeco Liability);

(ii) all liabilities (including third party claims) imposed on, sustained, incurred or suffered by any of the Spinco Indemnitees arising out of or relating primarily to the Weyerhaeuser Business, the assets of the Weyerhaeuser Business or the failure of any member of the Weyerhaeuser Group to pay, perform or otherwise promptly discharge any Retained Liabilities (other than any Newco Canada Exchangeco Liabilities) in accordance with their terms, whether occurring, existing or asserted before, on or after the Distribution Date (other than the Newco Liabilities and the Newco Canada Exchangeco Liabilities);

(iii) any fees, expenses or other payments incurred or owed by Weyerhaeuser to any agent, broker, investment banker or other firm or Person retained or employed by it in connection with the transactions contemplated by this Agreement and the other Transaction Documents, except to the extent set forth in Section 6.11 of the Transaction Agreement; and

(iv) any claim that the transactions contemplated by this Agreement and the other Transaction Documents effected prior to or at Closing give rise to any severance or other similar benefits with respect to, or constitute an actual or constructive termination or severance of employment of, any Transferred Employee or any employee of Weyerhaeuser or any member of the Weyerhaeuser Group who is not a Transferred Employee.

SECTION 4.03. Indemnification by Spinco. From and after the Distribution Date, Spinco and Newco, jointly and severally, shall indemnify, defend and hold harmless Weyerhaeuser, each member of the Weyerhaeuser Group and each of their affiliates and their respective officers, directors, employees, shareholders, agents and representatives (the “Weyerhaeuser Indemnitees”) from and against any and all Losses, to the extent arising or resulting from any of the following:

(i) any Newco Liability;

(ii) any liabilities (including third party claims) imposed on, sustained, incurred or suffered by any of the Weyerhaeuser Indemnitees arising out of or relating primarily to the Newco Business, the Newco Assets or the failure of Spinco or any other member of the Spinco Group to pay, perform or otherwise promptly discharge any Newco Liabilities in accordance with their terms, whether occurring, arising, existing or asserted before, on or after the Distribution Date (other than the Retained Liabilities);

(iii) any claim that any action taken or omission by Spinco or any member of the Spinco Group after the Closing with respect to any Transferred Employee gives rise to any severance or other similar benefits with respect to, or constitutes an actual or constructive termination or severance of employment of, any Transferred Employee;

(iv) any discontinuance, suspension or modification by Spinco, Newco or any of their respective affiliates on or after the Distribution Date of any employee benefit plan, program, arrangement or policy, including those described in Section 4.11(a) of the Transaction Agreement; and

(v) any liabilities in respect of the financing of the Transaction Debt and all agreements relating to such financing.

SECTION 4.04. Indemnification by Weyerhaeuser Canada and Weyerhaeuser Saskatchewan. (a) From and after the Distribution Date, Weyerhaeuser shall cause Weyerhaeuser Canada and Weyerhaeuser Saskatchewan, jointly and severally, to indemnify, defend and hold harmless Exchangeco Subsidiary and its affiliates and each of their respective officers, directors, employees, shareholders, agents and representatives (the “Newco Canada Exchangeco Indemnitees”) from and against any and all Losses, to the extent arising or resulting from any of the following:

(i) any Canadian Retained Liability;

(ii) any liabilities (including third party claims) imposed on, sustained, incurred or suffered by any of the Newco Canada Exchangeco Indemnitees arising out of or relating primarily to the operation of any portion of the Weyerhaeuser Business by Weyerhaeuser Canada or Weyerhaeuser Saskatchewan, the assets of the Weyerhaeuser Business owned by Weyerhaeuser Canada or Weyerhaeuser Saskatchewan or the failure of Weyerhaeuser Canada or Weyerhaeuser Saskatchewan to pay, perform or otherwise promptly discharge any Canadian Retained Liabilities in accordance with their terms, whether occurring, existing or asserted before, on or after the Distribution Date (other than the Newco Canada Exchangeco Liabilities);

(iii) any fees, expenses or other payments incurred or owed by Weyerhaeuser Canada or Weyerhaeuser Saskatchewan to any agent, broker, investment banker or other firm or Person retained or employed by it in connection with the transactions contemplated by this Agreement and the other Transaction Documents, except to the extent set forth in Section 6.11 of the Transaction Agreement; and

(iv) any claim that the transactions contemplated by this Agreement and the other Transaction Documents effected prior to or at Closing give rise to an severance or other similar benefits with respect to, or constitute an actual or constructive termination or severance of employment of, any Transferred Employee or any employee of Weyerhaeuser Canada or Weyerhaeuser Saskatchewan who is not a Transferred Employee.

(b) From and after the Distribution Date, Weyerhaeuser shall guarantee the due and complete performance by Weyerhaeuser Canada and Weyerhaeuser Saskatchewan of their respective obligations under Section 4.04(a).

SECTION 4.05. Indemnification by Exchangeco Subsidiary. (a) From and after the Distribution Date, Spinco and Newco, jointly and severally, shall cause Exchangeco Subsidiary to indemnify, defend and hold harmless Weyerhaeuser Canada, Weyerhaeuser Saskatchewan and each of their respective affiliates, officers, directors, employees, shareholders, agents and representatives (the “Weyerhaeuser Canada Indemnitees”) from and against any and all Losses, to the extent arising or resulting from any of the following:

(i) any Newco Canada Exchangeco Liability;

(ii) any liabilities (including third party claims) imposed on, sustained, incurred or suffered by any of the Weyerhaeuser Canada Indemnitees arising out of or relating primarily to the operation of any portion of the Newco Business by Newco Canada Exchangeco, the Newco Canada Exchangeco Assets or the failure of Newco Canada Exchangeco to pay, perform or otherwise promptly discharge any Newco Canada Exchangeco Liabilities in accordance with their terms, whether occurring, arising, existing or asserted before, on or after the Distribution Date (other than the Canadian Retained Liabilities and the other Retained Liabilities (other than the Newco Canada Exchangeco Liability));

(iii) any claim that any action taken or omission by Newco Canada Exchangeco after the Closing gives rise to any severance or other similar benefits with respect to, or constitutes an actual or constructive termination or severance of employment of, any Transferred Employee; and

(iv) any discontinuance, suspension or modification by Newco Canada, Newco Canada Exchangeco or any of their respective Canadian affiliates of any New Benefit Plan or Assumed Canadian Plan after the Distribution Date.

(b) From and after the Distribution Date, Spinco, Newco and Newco Canada Exchangeco, jointly and severally, shall guarantee the due and complete performance by Exchangeco Subsidiary of its obligations under Section 4.05(a).

SECTION 4.06. Indemnification Procedures. (a) Procedures Relating to Indemnification of Third Party Claims. If any party (the “Indemnified Party”) receives written notice of the commencement of any action or proceeding or the assertion of any claim by a third party or the imposition of any penalty or assessment for which indemnity may be sought under Section 4.02, 4.03, 4.04 or 4.05 (a “Third Party Claim”), and such Indemnified Party intends to seek indemnity pursuant to this Article IV, the Indemnified Party shall promptly provide the other party (the “Indemnifying Party”) with written notice of such Third Party Claim, stating the nature, basis and the amount thereof, to the extent known, along with copies of the relevant documents evidencing such Third Party Claim and the basis for indemnification sought. Failure of the Indemnified Party to give such notice will not relieve the Indemnifying Party from liability on account of this indemnification, except if and to the extent that the Indemnifying Party is materially prejudiced thereby. The Indemnifying Party will have 30 days from receipt of any such notice of a Third Party Claim to give notice to assume the defense thereof. If notice to the effect set forth in the immediately preceding sentence is given by the Indemnifying Party, the Indemnifying Party will have the right to assume the defense of the Indemnified Party against the Third Party Claim with counsel of its choice; provided, however, that such counsel is reasonably satisfactory to the Indemnified Party; provided, further, however, that in the event the Indemnifying Party assumes the defense of any Third Party Claim it shall actively pursue such defense in good faith. If the Indemnifying Party does not assume the defense of such Third

Party Claim within 30 days of receipt of such notice, the Indemnified Party against which such Third Party Claim has been asserted will have the right to assume the defense thereof, at its sole cost and expense, upon delivery of notice to such effect to the Indemnifying Party; provided, however, that if the Indemnifying Party at any time thereafter agrees to assume the defense of such Third Party Claim, the Indemnifying Party shall bear the reasonable fees, costs and expenses of the Indemnified Party’s counsel incurred prior to the time of the Indemnifying Party’s assumption of such defense. So long as the Indemnifying Party has assumed the defense of the Third Party Claim in accordance herewith, (i) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third Party Claim, (ii) the Indemnified Party will not file any papers or consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party and (iii) the Indemnifying Party will not (A) admit to any wrongdoing or (B) consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim to the extent such judgment or settlement provides for (x) relief other than money damages or (y) money damages if the Indemnifying Party has not acknowledged in writing that it shall be responsible for such money damages, in each case, without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld or delayed). The parties will use their reasonable best efforts to minimize Losses from Third Party Claims and will act in good faith in responding to, defending against, settling or otherwise dealing with such claims. The parties will also cooperate in any such defense and give each other reasonable access to all information relevant thereto. Whether or not the Indemnifying Party has assumed the defense, such Indemnifying Party will not be obligated to indemnify the Indemnified Party hereunder for any settlement entered into or any judgment that was consented to without the Indemnifying Party’s prior written consent.

(b) Procedures for Non-Third Party Claims. The Indemnified Party will notify the Indemnifying Party in writing promptly of its discovery of any matter that does not involve a Third Party Claim giving rise to the claim of indemnity pursuant hereto. The failure so to notify the Indemnifying Party shall not relieve the Indemnifying Party from liability on account of this indemnification, except only to the extent that the Indemnifying Party is materially prejudiced thereby. The Indemnifying Party will have 30 days from receipt of any such notice to give notice of dispute of the claim to the Indemnified Party. The Indemnified Party will reasonably cooperate and assist the Indemnifying Party in determining the validity of any claim for indemnity by the Indemnified Party and in otherwise resolving such matters. Such assistance and cooperation will include providing reasonable access to and copies of information, records and documents relating to such matters, furnishing employees to assist in the investigation, defense and resolution of such matters and providing legal and business assistance with respect to such matters.

SECTION 4.07. Indemnification as Sole and Exclusive Remedy. Subject to Section 4.09(a), Weyerhaeuser, Spinco and Newco acknowledge and agree that, should the Distribution occur, Weyerhaeuser’s, Weyerhaeuser Canada’s, Weyerhaeuser Saskatchewan’s, Spinco’s, Newco’s, Newco Canada Exchangeco’s and Exchangeco Subsidiary’s sole and exclusive remedy with respect to any and all claims relating to this Agreement, the Newco Business, the Newco Assets, the Excluded Assets, the Newco Liabilities, the Retained Liabilities, the Newco Canada Exchangeco Assets, the Canadian Excluded Assets, the Newco Canada Exchangeco Liabilities, the Canadian Retained Liabilities or the transactions contemplated by this Agreement and the Ancillary Agreements shall be pursuant to the indemnification provisions set forth in this Article IV. In furtherance of the foregoing and subject to the indemnification provision set forth in this Article IV, Weyerhaeuser, Spinco and Newco hereby waive, from and after the Distribution Date, any and all rights, claims and causes of action Weyerhaeuser or any other Weyerhaeuser Indemnitee, on the one hand, and Spinco or any other Spinco Indemnitee, on the other hand, may have against Spinco or any of its affiliates or, respectively, Weyerhaeuser or any of its affiliates, or their respective directors, officers and employees arising under or based upon any Federal, state, provincial, local or foreign statute, law, ordinance, rule or regulation or otherwise (including with respect to environmental matters generally and any matters under the Comprehensive Environmental Response, Compensation, and Liability Act). This Section 4.07 will not apply to any breach following the Effective Time of the Transaction Agreement, the Tax Sharing Agreement, the Intellectual Property License Agreement, the Site Services Agreements, the Fiber Supply Agreements and the Transition Services Agreement.

SECTION 4.08. Calculation of Indemnity Payments. The amount of any Loss for which indemnification is provided under this Article IV shall be net of any amounts recovered by the Indemnified Party under insurance policies or underground storage tank reimbursement programs, with respect to such Loss and shall be (a) increased to take account of any net Tax cost actually incurred by the Indemnified Party arising from the receipt of indemnity payments hereunder (grossed up for such increase) and (b) reduced to take account of any net Tax benefit actually realized by the Indemnified Party arising from the incurrence or payment of any such indemnified amount. In computing the amount of any such Tax cost or Tax benefit, the Indemnified Party shall be deemed to recognize all other items of income, gain, loss, deduction or credit before recognizing any item arising from the receipt of any indemnity payment hereunder or the incurrence or payment of any indemnified amount. For purposes of indemnification under Sections 4.02 and 4.04, the amount of any Loss shall be reduced to the extent of any related “current liability” in the Statement (as fully resolved).

SECTION 4.09. Additional Matters. (a) Notwithstanding anything to the contrary in this Agreement, indemnification for Tax matters shall be governed by the terms, provisions and procedures of the Tax Sharing Agreement and not by this Article IV.

(b) In no event shall an Indemnifying Party be liable for special, punitive, exemplary, incidental, consequential or indirect damages, or lost profits, whether based on contract, tort, strict liability, other law or otherwise other than in the case of Third Party Claims.

ARTICLE V

Conditions to the Contribution and Distribution

SECTION 5.01. Transaction Agreement. The obligations of Weyerhaeuser pursuant to this Agreement to effect the Contribution and the Distribution shall be subject to the fulfillment (or waiver by Weyerhaeuser), at or prior to the Contribution Date, of the condition that each of the parties to the Transaction Agreement shall have irrevocably confirmed to each other that each condition in Article VII of the Transaction Agreement to such parties’ respective obligations to effect the transactions contemplated thereby have been fulfilled or shall be fulfilled at the Effective Time or are or have been waived by such party, as the case may be.

SECTION 5.02. Spinco Financing. (a) Spinco shall have entered into a credit facility or facilities (or replacement facilities therefor) on the terms and conditions set forth in the New Debt Commitment Letter, or on terms and conditions which are not materially more burdensome to Spinco than those set forth in the New Debt Commitment Letter in an amount at least equal to $2.65 billion.

(b) Spinco shall have received the proceeds of the financing referenced in Section 5.02(a) in an amount at least equal to the New Debt Amount.

ARTICLE VI

Certain Other Matters

SECTION 6.01. Rights Under Weyerhaeuser Insurance Policies. (a) Weyerhaeuser shall, and shall cause its subsidiaries to, keep all insurance policies currently maintained with respect to the Newco Assets, the Newco Canada Exchangeco Assets and the Newco Business (the “Weyerhaeuser Insurance Policies”), or suitable replacements therefor, in full force and effect through the close of business on the Distribution Date. Spinco and Newco acknowledge that any and all Weyerhaeuser Insurance Policies are owned and maintained by Weyerhaeuser or any member of the Weyerhaeuser Group (and not the Newco Business) and are Excluded Assets. Subject to Section 6.01(b), Spinco and Newco will not have any rights under the Weyerhaeuser Insurance Policies from and after the Distribution Date.

(b) If any Newco Asset, any Newco Canada Exchangeco Asset or the Newco Business suffers or has suffered any damage, destruction or other casualty loss or any Assumed Liability or Newco Canada Exchangeco Liability that is insured under the Weyerhaeuser Insurance Policies and arises or has arisen prior to the Distribution Date (but, in the case a loss arising from damage, destruction or other casualty loss to any Newco Asset or any Newco Canada Exchangeco Asset, after March 25, 2006), Weyerhaeuser shall, or shall cause the appropriate member of the Weyerhaeuser Group to, (i) assert a claim under the appropriate Weyerhaeuser Insurance Policies, and (ii) (x) surrender to Newco after the Distribution Date any insurance proceeds received by Weyerhaeuser or any member of the Weyerhaeuser Group under any Weyerhaeuser Insurance Policy with respect to such damage, destruction, liability or loss, less any amount of cash or proceeds applied by Weyerhaeuser or any other member of the Weyerhaeuser Group to the physical restoration of such asset or payment of such liability, and (y) assign to Newco after the Distribution Date all rights of Weyerhaeuser or any member of the Weyerhaeuser Group with respect to any causes of action (other than the rights with respect to causes of actions under the Weyerhaeuser Insurance Policies, which are hereby expressly retained by Weyerhaeuser), whether or not litigation has commenced as of the Distribution Date, in connection with such damage, destruction, liability or loss; provided, however, that the amount of the insurance proceeds to be surrendered to Newco shall be reduced by the amount of any applicable deductibles and co-payment provisions or any payment, reinsurance or reimbursement obligations of Weyerhaeuser or any member of the Weyerhaeuser Group in respect thereof. During three years after the Distribution Date (or, if later, until the final resolution of any relevant claim relating to the Newco Business), Weyerhaeuser shall not and shall cause the other members of the Weyerhaeuser Group not to amend, terminate, buy-out, extinguish or otherwise modify its or their respective liability under any Weyerhaeuser Insurance Policies in a manner that would adversely affect Newco’s rights pursuant to this Section 6.01(b); provided, however, that this sentence shall not require Weyerhaeuser to renew or keep from lapsing any Weyerhaeuser Insurance Policy.

SECTION 6.02. Registration Prior to the Distribution Date. (a) If required by applicable law, the parties shall use their reasonable best efforts to prepare and file with the Commission a registration statement under the Securities Act and each party shall use its reasonable best efforts to have such registration statement declared effective by the Commission as promptly as practicable after such filing and to keep such registration statement effective as long as necessary to consummate the Distribution. The parties shall use their reasonable best efforts to prepare and file with the Commission any necessary amendment or supplement to such registration statement.

(b) The parties hereto shall take all such actions as may reasonably be required or appropriate under federal or state securities or Blue Sky laws (and any comparable laws under any foreign jurisdiction) in connection with the transactions contemplated by this Agreement or any Ancillary Agreement.

(c) The parties shall cooperate in preparing, filing with the Commission and causing to become effective any registration statements or amendments thereto, if any, which are necessary or appropriate to reflect the establishment of, or amendments to, any employee benefit plans contemplated by Sections 6.08 and 6.09 of the Transaction Agreement requiring registration under the Securities Act.

SECTION 6.03. Financing Arrangements. Prior to the Distribution, Spinco shall enter into an agreement or agreements providing for the New Debt Amount. Weyerhaeuser, Spinco and Newco shall participate in the preparation of all materials and presentations as may be reasonably necessary to secure funding pursuant to such agreement or agreements, including rating agency presentations necessary to obtain the requisite ratings needed to secure the Transaction Debt. Notwithstanding anything to the contrary in this Agreement or any other Transaction Document, Spinco and Newco, jointly and severally, shall pay all third party costs and expenses incurred by any member of the Weyerhaeuser Group associated with the Transaction Debt.

SECTION 6.04. Enforcement of Confidentiality Agreements. Weyerhaeuser shall not, and shall not permit any other member of the Weyerhaeuser Group to, waive or amend any confidentiality agreement between Weyerhaeuser or any other member of the Weyerhaeuser Group and any Person (other than any member of the Weyerhaeuser Group) to the extent such waiver or amendment adversely affects the confidentiality of information related to the Newco Business. At Spinco’s written request, Weyerhaeuser shall, and shall cause each other member of the Weyerhaeuser Group to, enforce in accordance with its terms any confidentiality agreement between Weyerhaeuser or any other member of the Weyerhaeuser Group and any Person (other than any member of the Weyerhaeuser Group) to the extent such agreement protects the confidentiality of information related to the Newco Business; provided, however, that no member of the Weyerhaeuser Group shall be obligated to expend any money in connection with this Section 6.04 unless the necessary funds are advanced by Spinco, other than reasonable out-of-pocket expenses, which shall be promptly reimbursed by Spinco.

SECTION 6.05. Site Separation Requirements. The parties acknowledge and agree that the Newco Business includes only portions of the operations conducted at the Weyerhaeuser facilities located in Plymouth, North Carolina; Kamloops, British Columbia and Columbus, Mississippi. Weyerhaeuser will use reasonable best efforts to (i) secure any Governmental Approvals required for separation of these operations from the other operations conducted at these facilities as set forth on Schedule 6.05, subject to such modifications as may be required or requested by Governmental Entities, and (ii) accomplish the subdivision, in accordance with the Governmental Approvals, so as to be able to convey the fee interests in such subdivided portions to Newco. In addition, with respect to each such portion, the subdivision of which shall have been accomplished by the Contribution Date, to the extent that Schedule 6.05 provides for easements and/or operating agreements to be entered into in connection with the separation of the operations described in this Section 6.05, Weyerhaeuser or the applicable member(s) of the Weyerhaeuser Group and Newco will execute and deliver such agreements on the Contribution Date. Notwithstanding the foregoing, to the extent that Weyerhaeuser has not accomplished the subdivision required for the conveyance of fee interests in the applicable portions of one or more of these facilities to Newco on the Contribution Date, (a) Weyerhaeuser or the applicable member(s) of the Weyerhaeuser Group and Newco, on the Contribution Date, will enter into interim net leases, under the terms set forth in Schedule 6.05, leasing to Newco the applicable portions of each of such facilities for which the subdivision has not been accomplished by the Contribution Date, pending the obtaining of such Governmental Approvals, it being the parties’ intent that the conveyance of the fee interest of the premises demised under each of such leases to Newco (with such modifications as may be required by the Governmental Entities in granting such Governmental Approvals) shall occur promptly after the accomplishment of the applicable subdivision, and (b) to the extent that Schedule 6.05 provides for easements and/or operating agreements to be entered into in connection with the separation of the operations at such facilities, Weyerhaeuser or the applicable member(s) of the Weyerhaeuser Group and Newco shall, in lieu of causing such agreements to be executed and delivered on the Contribution Date, arrange for the easements and/or services to be provided to Newco on an interim basis under the Transition Services Agreement or otherwise pending conveyance of fee interests in the premises demised under such leases to Newco, until the conveyance of such fee interests. Newco will cooperate with Weyerhaeuser in connection with the separation of the operations at the facilities and Weyerhaeuser’s efforts to secure the Governmental Approvals described in this Section 6.05.

ARTICLE VII

Additional Covenants

SECTION 7.01. Agreement for Exchange of Information; Archives. (a) Following the Distribution Date, for so long as such information is retained by a party or any of its subsidiaries (which shall be for a period of at least seven years for all records necessary in connection with Taxes and in resolving all disputes and audits with respect to all taxable periods relating to Taxes and shall be a period of at least four years for information relating to all other matters), upon reasonable written notice, each party shall afford or cause to be afforded to the other party and its agents, representatives and auditors reasonable access to the personnel, properties, books, systems, Contracts, and Records (including financial records) relating to the Newco Business for any reasonable business purpose, including in respect of litigation, insurance matters and financial reporting of such party and its affiliates, including by, as and when reasonably requested by the other party, providing copies of any the foregoing books, systems, Contracts and Records (including financial records) related to the Newco Business to the other party; provided, that the party requesting such access agrees to reimburse the other party promptly for all reasonable and necessary out-of-pocket costs and expenses incurred in connection with any such request. Notwithstanding the foregoing, a party will not be required to disclose any information (i) which such party is prohibited from disclosing by a confidentiality agreement with a third party if such party has used reasonable best efforts to obtain the consent of the third party to such disclosure (it being understood that no party shall be obligated to pay any consideration to any third party from whom such consent is requested), or (ii) which would constitute privileged attorney-client communications or attorney work product, the transfer of which or the provision of access to which would, as reasonably determined by such party’s counsel, constitute a waiver of any such privilege. If any material is withheld by a party pursuant to the immediately preceding sentence, such party shall inform the other party as to the general nature of what is being withheld. Weyerhaeuser may redact such portions of any books and records (including any Records and Transferred Records) that do not relate to the Newco Assets, the Newco Canada Exchangeco Assets, the Newco Liabilities, the Newco Canada Exchangeco Liabilities or the Newco Business.

(b) After the Distribution Date, except in the case of an Action by one party against another party, each party hereto shall use its reasonable best efforts to make available to each other party, upon written request, the former, current and future directors, officers, employees, other personnel and agents of members of the Newco Business as witnesses, to the extent that any such Person (giving consideration to business demands of such directors, officers, employees, other personnel and agents) may reasonably be required in connection with any Action in which the requesting party may from time to time be involved, regardless of whether such Action is a matter with respect to which indemnification may be sought hereunder. The requesting party shall bear all costs and expenses in connection therewith.

SECTION 7.02. Further Assurances. From time to time, as and when requested by any party, each party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions, as such other party may reasonably deem necessary or desirable to consummate the transactions contemplated by this Agreement and the Ancillary Agreements.

SECTION 7.03. No Use of Certain Retained Names. Newco shall, and shall cause its subsidiaries to, promptly, and in any event (a) within 60 days after the Distribution Date, make all necessary filings and take all other necessary actions to discontinue any references to the Retained Names, (b) within 180 days after the Distribution Date, to revise print advertising, product labeling and all other information or other materials, including any Internet or other electronic communications vehicles, to delete all references to the Retained Names and (c) within 180 days after the Distribution Date, to change signage and stationery and otherwise discontinue use of the Retained Names. In no event shall Newco or any of its subsidiaries use any Retained Names after the Distribution in any manner or for any purpose different from the use of such Retained Names by

Weyerhaeuser or any of its subsidiaries during the 90-day period preceding the Distribution Date. With respect to the Transferred Inventory, Newco may continue to sell such inventory, notwithstanding that it or its labeling or packaging bears one or more of the Retained Names, for 12 months after the Distribution. None of the foregoing provisions of this Section 7.03 shall be construed to obligate Newco to require any wholesaler, retailer or other merchant or customers of the Newco Business to conduct themselves in accordance therewith. After the Distribution Date, Newco shall file applications to amend or terminate any certificate of assumed name or d/b/a filings, within 60 days after Newco shall have become aware of such assumed name or d/b/a filing so as to eliminate the right of Newco to use the Retained Names.

SECTION 7.04. Permits. Weyerhaeuser, Spinco and Newco shall use their reasonable best efforts to obtain, or to cause to be obtained, a Permit for Newco or Exchangeco Subsidiary with respect to each Permit currently used by Weyerhaeuser, Weyerhaeuser Canada or Weyerhaeuser Saskatchewan in connection with the operation of, the Newco Business that is not transferred pursuant to Section 2.02(a)(vii) or pursuant to the Canadian Purchase Agreement; provided, however, that Weyerhaeuser shall not be obligated to pay any consideration to any third party or Governmental Entity from whom such Permits are requested under this Section 7.04.

SECTION 7.05. Removal of Certain Property. If the containerboard machine (and related old corrugated container assets) set forth on Schedule 2.02(b)(i) have not been removed from the facility located in Plymouth, North Carolina, prior to the Distribution Date, Newco shall allow Weyerhaeuser to have reasonable access to such facility after the Distribution Date for the purpose of removing such machine and related assets. Weyerhaeuser shall bear all costs of such removal and shall reimburse Newco for the reasonable costs of repairing any damage to the facility caused by such removal and shall reimburse Newco for any other reasonable expenses Newco may incur in connection with such removal (including the reasonable cost of any work stoppage at such facility caused by such removal). Weyerhaeuser shall complete the asset removals provided under this Section 7.05 within one year of the Distribution Date.

SECTION 7.06. Covenant Not to Compete. (a) In consideration of the mutual covenants provided for in this Agreement and the other Transaction Documents and other good and valuable consideration to be delivered to Weyerhaeuser and its shareholders in connection with the transactions contemplated hereby or thereby (the sufficiency of which is hereby acknowledged), during the period beginning on the Distribution Date and ending on the third year anniversary of the Distribution Date, Weyerhaeuser shall not, and shall cause each of its subsidiaries not to, directly or indirectly, engage in activities or businesses, or establish any new businesses, within North America that are substantially in competition with the uncoated free sheet operations (including uncoated free sheet converting operations) and the forms operations included in the Newco Business as conducted on the Distribution Date (“Competitive Activities”); provided, however, that:

(i) this Section 7.06(a) shall be deemed not breached as a result of the ownership by Weyerhaeuser or any of its subsidiaries of: (A) any other securities (other than 20% or more of stock having general voting power in the election of directors (or securities exchangeable for such stock)) of a Person (other than a subsidiary of Weyerhaeuser) engaged, directly or indirectly, in Competitive Activities; or (B) any securities of a Person (other than a subsidiary of Weyerhaeuser) that engages, directly or indirectly, in Competitive Activities if, at the time such securities are acquired, such Competitive Activities account for less than 10% of such Person’s consolidated annual revenues;

(ii) nothing contained in this Section 7.06(a) shall prohibit or restrict (A) activities or businesses of Weyerhaeuser or any of its subsidiaries related to the Excluded Assets, (B) the sale of goods and services produced by or related to the Excluded Assets, or (C) subject to Section 7.06(a)(i), any restructuring or sale of any of the Excluded Assets; and

(iii) nothing contained in this Section 7.06(a) shall prohibit or restrict Weyerhaeuser or any of its subsidiaries from being acquired after the Distribution Date by a non-affiliated third Person which prior to such acquisition conducted Competitive Activities in North America.

(b) The parties agree that the covenants included in this Section 7.06 are, taken as a whole, reasonable in their geographic and temporal coverage, and no party shall raise any issue of geographic or temporal reasonableness in any proceeding to enforce such covenant; provided, however, that if the provisions of this Section 7.06 should ever be deemed to exceed the time or geographic limitations or any other limitations permitted by applicable Law in any jurisdiction, then such provisions shall be deemed reformed in such jurisdiction to the minimum extent required by applicable Law to cure such problem.

(c) The parties acknowledge and agree that in the event of a breach of the provisions of this Section 7.06, monetary damages shall not constitute a sufficient remedy. Consequently, in the event of any such breach, the non-breaching party may, in addition to any other rights and remedies existing in its favor, apply to any court referred to in Section 9.09 for specific performance and/or preliminary and final injunctive relief or other relief to enforce or prevent any violation of the provisions hereof.

SECTION 7.07. Cooperation with respect to Quarterly Reports. Following the Distribution Date, Weyerhaeuser shall cooperate, and shall request its independent accountants to cooperate, with Spinco in providing information for the preparation of any reports that are required to be filed by Spinco with the SEC pursuant to Section 13 or 15(d) of the Exchange Act with respect to any fiscal quarter up to and including the fourth complete fiscal quarter following the Distribution Date. Notwithstanding anything to the contrary in the Transaction Documents, Spinco shall pay all fees and expenses of Weyerhaeuser’s independent accountants and Weyerhaeuser’s reasonable expenses in connection with the preparation of such reports. Spinco and Newco, jointly and severally, shall indemnify, defend and hold harmless Weyerhaeuser from and against any and all Losses, under the Exchange Act or otherwise, in connection with such quarterly reports except to the extent arising or resulting from information provided by Weyerhaeuser for inclusion in such reports that is inaccurate or incomplete in any material respect.

SECTION 7.08. Canadian Asset Sale Structure. The parties shall use reasonable best efforts to cause the Canadian Asset Sale to be structured in the most mutually Tax-efficient manner; provided, however, that no party will be required to agree to a structure that would reasonably be expected to increase costs, expenses or liabilities expected to be incurred by such party in connection with the transactions contemplated by the Transaction Documents.

ARTICLE VIII

Termination

SECTION 8.01. Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Distribution Date with the consent of Weyerhaeuser, Spinco, Newco and Domtar.

SECTION 8.02. Other Termination. Notwithstanding any provision hereof, this Agreement may be terminated by Weyerhaeuser prior to the Distribution Date at any time following termination of the Transaction Agreement in accordance with its terms.

SECTION 8.03. Effect of Termination. In the event of any termination of this Agreement prior to the Distribution Date pursuant to Section 8.01, no party to this Agreement (or any of its directors or officers) shall have any liability or further obligation to any other party with respect to this Agreement.

ARTICLE IX

Miscellaneous

SECTION 9.01. Notices. All notices, requests, claims, demands, waivers and other communications under this Agreement shall be in writing and shall be deemed given (a) five Business Days following sending by registered or certified mail, postage prepaid, (b) when sent, if sent by facsimile, provided that the facsimile transmission is promptly confirmed by telephone, (c) when delivered, if delivered personally to the intended recipient and (d) one Business Day following sending by overnight delivery via a national courier service and, in each case, addressed to a party at the following address for such party:

If to Weyerhaeuser, to:

Weyerhaeuser Company

33663 Weyerhaeuser Way South

Federal Way, WA 98003

Attn: Sandy McDade

Facsimile: 1-253-924-2685

with a copy to:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019

Attn: Richard Hall

Facsimile: 1-212-474-3700

If to Spinco, to:

Weyerhaeuser Company

33663 Weyerhaeuser Way South

Federal Way, WA 98003

Attn: Sandy McDade

Facsimile: 1-253-924-2685

with a copy to:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019

Attn: Richard Hall

Facsimile: 1-212-474-3700

If to Newco, to:

Weyerhaeuser Company

33663 Weyerhaeuser Way South

Federal Way, WA 98003

Attn: Sandy McDade

Facsimile: 1-253-924-2685

with a copy to:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019

Attn: Richard Hall

Facsimile: 1-212-474-3700

If to Domtar, to:

Domtar Inc.

395 de Maisonnueve Blvd. West

Montreal, QC

Canada H3A 1L6

Attn: Gilles Pharand

Facsimile: 1-514-848-6850

with a copy to:

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

Attn: Alan H. Paley and Paul S. Bird

Facsimile: 1-212-909-6836

Any party may, by notice to the other party, change the address to which such notices are to be given. Domtar shall be copied on any notice given pursuant to this Section 9.01 at the address provided above.

SECTION 9.02. Interpretation. When a reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.

SECTION 9.03. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the end that the transactions contemplated hereby are fulfilled to the extent possible.

SECTION 9.04. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties.

SECTION 9.05. Entire Agreement. This Agreement, taken together with the other Transaction Documents, constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the Contribution and the Distribution.

SECTION 9.06. Third Party Beneficiaries. Except for the provisions hereof relating to indemnification, which are also for the benefit of the Indemnitees, and except for those provisions of the Agreement that provide for the consent of Domtar, which are for the benefit of Domtar, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than Weyerhaeuser, Spinco, Newco and their respective successors or permitted assigns) any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement and no Person (other than as so specified) shall be deemed a third party beneficiary under or by reason of this Agreement.

SECTION 9.07. Governing Law. This Agreement and, unless expressly provided therein, each Ancillary Agreement, shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

SECTION 9.08. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

SECTION 9.09. Enforcement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement or any Ancillary Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of any this Agreement or any Ancillary Agreement and to enforce specifically the terms and provisions of this Agreement and any Ancillary Agreement in any Federal court located in the State of Delaware or, if such Federal courts do not have subject matter jurisdiction, any Delaware state court, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any Federal court located in the State of Delaware or, if such Federal courts do not have subject matter jurisdiction, any Delaware state court in the event any dispute arises out of the Contribution, the Distribution, this Agreement or any Ancillary Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to the Contribution, the Distribution, this Agreement or any Ancillary Agreement in any court other than any Federal court sitting in the State of Delaware or, if such Federal courts do not have subject matter jurisdiction, any Delaware state court and (d) waives any right to trial by jury with respect to any action related to or arising out of the Contribution, the Distribution, this Agreement or any Ancillary Agreement.

SECTION 9.10. Amendments. No provisions of this Agreement or any Ancillary Agreement shall be deemed waived, amended, supplemented or modified by any party, unless such waiver, amendment, supplement or modification is in writing and signed by the authorized representatives of (i) the Person against whom it is sought to enforce such waiver, amendment, supplement or modification, and (ii) if such waiver, amendment, supplement or modification occurs prior to the Effective Time, Domtar.

SECTION 9.11. Expenses. Except as expressly set forth in this Agreement or in any Transaction Document, all costs and expenses and third party fees, paid or incurred in connection with the Contribution, the Distribution, this Agreement or any Transaction Document shall be paid in accordance with Section 6.11 of the Transaction Agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives.

WEYERHAEUSER COMPANY,

By:	/s/ Richard J. Taggart
Name: Richard J. Taggart
Title: Executive Vice President

DOMTAR PAPER COMPANY, LLC, By Weyerhaeuser Company, as its sole member,

By:	/s/ Jeffrey W. Nitta
Name: Jeffrey W. Nitta
Title: Vice President

DOMTAR CORPORATION,

By:	/s/ Jeffrey W. Nitta
Name: Jeffrey W. Nitta
Title: Vice President

Domtar hereby agrees to the above amendment and restatement of the Contribution and Distribution Agreement, dated as of August 22, 2006, among Weyerhaeuser, Newco and Spinco in accordance with Section 9.10 of such agreement.

DOMTAR INC,

By:	/s/ Raymond Royer
Name: Raymond Royer
Title: President and Chief Executive Officer

EXHIBIT A

DESCRIPTION OF NEWCO CANADA EXCHANGECO ASSETS AND

NEWCO CANADA EXCHANGECO LIABILITIES

Newco Canada Exchangeco Assets

1. “Newco Canada Exchangeco Assets” shall mean all the business, properties, assets, goodwill and rights (including lease, license and other contractual rights) of whatever kind and nature, real or personal, tangible or intangible, that are owned by Weyerhaeuser Canada or Weyerhaeuser Saskatchewan immediately prior to the purchase and sale of the Newco Canada Exchangeco Assets and Newco Canada Exchangeco Liabilities and used or held for use primarily in the operation or conduct of the Newco Business, other than (A) the Canadian Excluded Assets and (B) as otherwise provided for in this Section 1, which Newco Canada Exchangeco Assets shall include (in each case, other than the Canadian Excluded Assets) :

(i)	all owned real property, leaseholds and other interests in real property of Weyerhaeuser Canada or Weyerhaeuser Saskatchewan used or held for use primarily in the operation or conduct of the Newco Business, including the owned real property, leaseholds and other interests in real property set forth on Schedule 2.02(a)(i), in each case together with Weyerhaeuser Canada’s or Weyerhaeuser Saskatchewan’s right, title and interest in, to and under all plants, facilities, buildings, structures, improvements and fixtures thereon and all easements and rights of way pertaining thereto or accruing to the benefit thereof and all other appurtenances and real property rights pertaining thereto (the “Transferred Real Property”);

(ii)	all raw materials, work-in-process, finished goods and products, supplies, parts and other inventories owned by Weyerhaeuser Canada or Weyerhaeuser Saskatchewan (“Inventory”) that as of the close of business on the Closing Date are located on the Transferred Real Property and all other Inventory as of the close of business on the Closing Date, in each case that are used or held for use primarily in the operation or conduct of the Newco Business or produced by the Newco Business for use in or sale by the Newco Business (the “Transferred Inventory”);

(iii)	(A) all other tangible personal property and interests therein owned by Weyerhaeuser Canada or Weyerhaeuser Saskatchewan (including all machinery, equipment, furniture, furnishings, tools and vehicles owned by Weyerhaeuser Canada or Weyerhaeuser Saskatchewan) that are used or held for use primarily in the operation or conduct of the Newco Business, and (B) the machinery and equipment set forth on Schedule 2.02(a)(iii) (collectively, the “Transferred Equipment”);

(iv)	all accounts receivable of Weyerhaeuser Canada or Weyerhaeuser Saskatchewan solely arising out of the operation or conduct of the Newco Business;

(v)	(A) all patents (including all reissues, divisions, continuations and extensions thereof), patent applications, patent rights, trademarks, trademark registrations, trademark applications, servicemarks, trade names, business names, brand names, copyrights, copyright registrations, designs, design registrations, and all rights to any of the foregoing (collectively, the “Intellectual Property”), in each case that are owned by Weyerhaeuser Canada or Weyerhaeuser Saskatchewan and used or held for use primarily in the operation or conduct of the Newco Business, including the Intellectual Property set forth on Schedule 2.02(a)(v) (the “Transferred Intellectual Property”), and (B) all rights, if any, owned by Weyerhaeuser Canada or Weyerhaeuser Saskatchewan in the name and mark “Willamette”;

(vi)	all trade secrets, inventions, know-how, formulae, processes, procedures, research records, records of inventions, test information, market surveys, business potential analysis, strategic plans, consultants reports, technical reports and marketing know-how (“Technology”), in each case that are owned by Weyerhaeuser Canada or Weyerhaeuser Saskatchewan and used or held for use solely in the operation or conduct of the Newco Business (the “Transferred Technology”);

(vii)	all permits, licenses, franchises, approvals or authorizations from any Governmental Entity (“Permits”) set forth on Schedule 2.02(a)(vii), and all other Permits that are held by Weyerhaeuser Canada or Weyerhaeuser Saskatchewan and used or held for use primarily in the operation or conduct of the Newco Business, in each case to the extent such Permits are transferable (the “Transferred Permits”);

(viii)	all written contracts, leases, subleases, licenses, notes, bonds, debentures, indentures, guarantees, agreements, commitments and all other legally binding instruments, arrangements and understandings (“Contracts”) to which Weyerhaeuser Canada or Weyerhaeuser Saskatchewan is a party or by which Weyerhaeuser Canada or Weyerhaeuser Saskatchewan is bound that are set forth on Schedule 2.02(a)(viii), and all other Contracts to which Weyerhaeuser Canada or Weyerhaeuser Saskatchewan is a party or by which Weyerhaeuser Canada or Weyerhaeuser Saskatchewan is bound that are used or held for use primarily in, or that arise primarily out of, the operation or conduct of the Newco Business (the “Transferred Contracts”);

(ix)	all rights of Weyerhaeuser Canada or Weyerhaeuser Saskatchewan in and to products sold or leased (including products returned after the Closing Date and rights of Weyerhaeuser Canada or Weyerhaeuser Saskatchewan of rescission, replevin and reclamation) primarily in the operation or conduct of the Newco Business;

(x)	all credits, prepaid expenses, deferred charges, advance payments, security deposits and prepaid items that are used or held for use primarily in, or that arise primarily out of, the operation or conduct of the Newco Business;

(xi)	all rights, claims, causes of action and credits owned by Weyerhaeuser Canada or Weyerhaeuser Saskatchewan to the extent relating to any Newco Canada Exchangeco Asset or any Newco Canada Exchangeco Liability, including any such items arising under any guarantees, warranties, indemnities, rights of recovery, rights of set-off and similar rights in favor of Weyerhaeuser Canada or Weyerhaeuser Saskatchewan in respect of any Newco Canada Exchangeco Asset or any Newco Canada Exchangeco Liability;

(xii)	subject to Section 7.01 of the Contribution and Distribution Agreement, all books, records and other documents (including all books of account, ledgers, general, financial, accounting and personnel records, files, invoices, customers’ and suppliers’ lists, other distribution lists, operating, production and other manuals, manufacturing and quality control records and procedures, billing records, sales and promotional literature) (in all cases, in any form or medium) owned by Weyerhaeuser Canada or Weyerhaeuser Saskatchewan (“Records”) (A) that as of the close of business on the Closing Date are located at the Transferred Real Property and that are used or held for use primarily in, or that arise primarily out of, the conduct or operation of the Newco Business, or (B) that as of the close of business on the Closing Date are not located at the Transferred Real Property and that are solely used or held for use in the conduct or operation of the Newco Business (collectively, the “Transferred Records”);

(xiii)	all goodwill owned by Weyerhaeuser Canada or Weyerhaeuser Saskatchewan generated by or associated with the Newco Business or the Newco Canada Exchangeco Assets;

(xiv)	all assets owned by Weyerhaeuser Canada or Weyerhaeuser Saskatchewan that are expressly contemplated by the Tax Sharing Agreement as assets to be transferred to the Spinco Group;

(xv)	all rights of Newco Canada Exchangeco or any subsidiary of Newco Canada Exchangeco under the Canadian Purchase Agreement or any Transaction Document;

(xvi)	all assets to be transferred to Newco Canada Exchangeco or any subsidiary of Newco Canada Exchangeco set forth on Schedule 2.02(a)(xvi) (the “Benefit Plan Assets”);

(xvii)	all other assets, properties, goodwill and rights of Weyerhaeuser Canada or Weyerhaeuser Saskatchewan reflected in the Interim Newco Balance Sheet other than assets, properties, goodwill and rights that are (A) sold, disposed or otherwise transferred after the date of such balance sheet, or (B) set forth on Schedule 2.02(a)(xviii);

(xviii)	all finished pulp manufactured at the Transferred Real Property owned by Weyerhaeuser Canada or Weyerhaeuser Saskatchewan and that, as of the close of business on the Closing Date, is located at Weyerhaeuser Canada’s or Weyerhaeuser Saskatchewan’s facilities other than the Transferred Real Property to the extent allocated to Newco Canada Exchangeco or any subsidiary of Newco Canada Exchangeco in accordance with Schedule 2.04(d) (the “Shared Inventory”); and

(xix)	all accounts receivable with respect to pulp sales pursuant to which a payment is owed by a third party to the Newco Business and the Weyerhaeuser Business to the extent allocated to Newco Canada Exchangeco or any subsidiary of Newco Canada Exchangeco in accordance with Schedule 2.04(d) (the “Shared Accounts Receivable”).

2. “Canadian Excluded Assets” shall mean the following assets owned by Weyerhaeuser Canada or Weyerhaeuser Saskatchewan:

(i)	all assets set forth on Schedule 2.02(b)(i) or 2.02(a)(xviii);

(ii)	all cash and cash equivalents;

(iii)	subject to Section 6.01 of the Contribution and Distribution Agreement, all insurance policies and all rights and claims thereunder and any proceeds thereof;

(iv)	all rights, claims and credits to the extent relating to any Canadian Excluded Asset or any Canadian Retained Liability, including any such items arising under any guarantees, warranties, indemnities and similar rights in favor of Weyerhaeuser Canada or Weyerhaeuser Saskatchewan in respect of any Canadian Excluded Asset or any Canadian Retained Liability;

(v)	all shares of capital stock of, or other equity interests in, any affiliate of Weyerhaeuser Canada or Weyerhaeuser Saskatchewan or any other Person (in each case, other than Wapawekka Lumber and Wapawekka Lumber Partnership);

(vi)	all assets (other than the Benefit Plan Assets) relating to any employee benefit plan in which any employees of Weyerhaeuser Canada or Weyerhaeuser Saskatchewan or any of their respective affiliates participate;

(vii)	subject to Section 7.01 of the Contribution and Distribution Agreement or, as applicable, Section 5.09 of the Tax Sharing Agreement, all financial and tax Records relating to the Newco Business that form part of Weyerhaeuser Canada’s or Weyerhaeuser Saskatchewan’s general ledger;

(viii)	all (A) Records that are not Transferred Records, and (B) Records prepared in connection with the sale or transfer of the Newco Business, including bids received from third parties and analyses relating to the Newco Business;

(ix)	all rights of Weyerhaeuser Canada or Weyerhaeuser Saskatchewan under this Agreement or any Transaction Document;

(x)	the Retained Names;

(xi)	all owned real property, leaseholds and other interests in real property set forth on Schedule 2.02(b)(xi) and all owned real property, leaseholds and other interests that are not Transferred Real Property, in each case together with Weyerhaeuser Canada’s or Weyerhaeuser Saskatchewan’s right, title and interest in, to and under all buildings, improvements and fixtures thereon and all other appurtenances and real property rights pertaining thereto;

(xii)	all Intellectual Property set forth on Schedule 2.02(b)(xii) and all other Intellectual Property that is not Transferred Intellectual Property;

(xiii)	all Technology that is used or held for use in Weyerhaeuser Canada’s or Weyerhaeuser Saskatchewan’s fluff pulp and specialty pulp operations and all other Technology that is not Transferred Technology;

(xiv)	all Permits set forth on Schedule 2.02(b)(xiv) and all other Permits that are not Transferred Permits;

(xv)	all Contracts set forth on Schedule 2.02(b)(xv) and all other Contracts that are not Transferred Contracts;

(xvi)	all accounts receivable pursuant to which a payment is owed (i) by Weyerhaeuser Canada or Weyerhaeuser Saskatchewan to any other member of the Weyerhaeuser Group, or (ii) by the Weyerhaeuser Business to the Newco Business;

(xvii)	any other property or assets not constituting Newco Canada Exchangeco Assets;

(xviii)	all corporate-level services of the type provided as of the date of the Canadian Purchase Agreement to the Newco Business by Weyerhaeuser Canada or Weyerhaeuser Saskatchewan;

(xix)	all tangible personal property and interests therein (including all machinery, equipment, furniture, furnishings, tools and vehicles) set forth on Schedule 2.02(b)(xix) and all other tangible personal property that is not Transferred Equipment;

(xx)	all assets that are expressly contemplated by the Tax Sharing Agreement as assets to be retained by Weyerhaeuser Canada or Weyerhaeuser Saskatchewan or any other member of the Weyerhaeuser Group;

(xxi)	the Bowater Claim;

(xxii)	all finished pulp manufactured at the Transferred Real Property owned by Weyerhaeuser Canada or Weyerhaeuser Saskatchewan and that, as of the close of business on the Closing Date, is located at Weyerhaeuser Canada’s or Weyerhaeuser Saskatchewan’s facilities other than the Transferred Real Property, other than the Shared Inventory; and

(xxiii)	all accounts receivable with respect to pulp sales pursuant to which a payment is owed by a third party to the Newco Business and the Weyerhaeuser Business, other than the Shared Accounts Receivable.

For the purposes of this Section 2 only, the “Newco Business” has the meaning given to such term in Article I of the Contribution and Distribution Agreement without regards to the proviso in such definition.

Newco Canada Exchangeco Liabilities

3. “Newco Canada Exchangeco Liabilities” shall mean all obligations, liabilities and commitments of any nature, whether known or unknown, express or implied, primary or secondary, direct or indirect, liquidated, absolute, accrued, contingent or otherwise and whether due or to become due (“Liabilities”), of each of Weyerhaeuser Canada and Weyerhaeuser Saskatchewan arising out of or primarily relating to the Newco Canada Exchangeco Assets, the Newco Business or the operation or conduct of the Newco Business prior to, on or after the Closing Date, excluding the Canadian Retained Liabilities, which Newco Canada Exchangeco Liabilities shall include (in each case, other than the Canadian Retained Liabilities):

(i)	all Liabilities of each of Weyerhaeuser Canada and Weyerhaeuser Saskatchewan under the Transferred Contracts and the Transferred Permits;

(ii)	all accounts payable and accrued liabilities of each of Weyerhaeuser Canada and Weyerhaeuser Saskatchewan solely arising out of the operation or conduct of the Newco Business;

(iii)	all Liabilities of each of Weyerhaeuser Canada and Weyerhaeuser Saskatchewan arising out of or primarily relating to any and all products manufactured or sold by the Newco Business at any time, including obligations, liabilities and commitments for refunds, adjustments, allowances, repairs, exchanges, returns and warranty, product liability, merchantability and other claims relating to such products;

(iv)	all Liabilities of each of Weyerhaeuser Canada and Weyerhaeuser Saskatchewan arising as a result of at any time being the owner, lessee or occupant of, or the operator of the activities conducted at, the Transferred Real Property;

(v)	all Environmental Liabilities of each of Weyerhaeuser Canada and Weyerhaeuser Saskatchewan at any time arising out of or primarily relating to the operation or conduct of the Newco Business or the ownership of, or activities conducted at, the Transferred Real Property;

(vi)	all Liabilities of each of Weyerhaeuser Canada and Weyerhaeuser Saskatchewan in respect of any suit, action or proceeding (a “Proceeding”), pending or threatened, and claims, whether or not presently asserted, at any time arising out of or primarily relating to the operation or conduct of the Newco Business;

(vii)	all employment and employee benefit-related Liabilities of each of Weyerhaeuser Canada and Weyerhaeuser Saskatchewan with respect to Transferred Employees and their dependents and beneficiaries (regardless of when or whether such Liabilities arose, arise, were or are incurred), including under or with respect to any Newco Benefit Plan or Newco Benefit Agreement set forth on Schedule 2.03(a)(vii), other than the Retained Benefit Liabilities (the “Benefit Plan Liabilities”);

(viii)	all Liabilities to be expressly assumed by any member of the Spinco Group pursuant to the Canadian Purchase Agreement or any Transaction Documents (including all Taxes to the extent responsibility therefor is assigned to Spinco under the Tax Sharing Agreement);

(ix)	all Liabilities of each of Weyerhaeuser Canada and Weyerhaeuser Saskatchewan reflected in the Interim Newco Balance Sheet other than Liabilities discharged after the date of such balance sheet; and

(x)	all accounts payable with respect to pulp liabilities pursuant to which a payment is owed collectively by the Newco Business and the Weyerhaeuser Business to any third party to the extent allocated to Newco Canada Exchangeco or any subsidiary of Newco Canada Exchangeco in accordance with Schedule 2.04(d) (the “Shared Accounts Payable”).

4. “Canadian Retained Liabilities” shall mean the following Liabilities of Weyerhaeuser Canada or Weyerhaeuser Saskatchewan:

(i)	all Liabilities not constituting Newco Canada Exchangeco Liabilities;

(ii)	all Liabilities (A) under the Weyerhaeuser Stock Plans (other than any Liabilities with respect to Spinco equity awards issued or required to be issued pursuant to Section 6.08 of the Transaction Agreement) and the Newco Canadian Pension Plans (other than the Assumed Canadian Plans), (B) under or with respect to any Newco Benefit Plan or any Newco Benefit Agreement not set forth on Schedule 2.03(a)(vii), (C) for severance benefits payable to salaried employees of Weyerhaeuser Saskatchewan at its facilities located in Prince Albert, Saskatchewan and Big River, Saskatchewan in respect of terminations occurring prior to the Closing Date and (D) arising out of claims for medical benefits incurred on or prior to the Closing Date (such plans, collectively, the “Excluded Benefit Plans” and such Liabilities, collectively, the “Retained Benefit Liabilities”);

(iii)	all Liabilities to be expressly retained or assumed by Weyerhaeuser Canada or Weyerhaeuser Saskatchewan pursuant to the Canadian Purchase Agreement or any Transaction Documents (including all Taxes to the extent responsibility therefor is assigned to the Weyerhaeuser Canada or Weyerhaeuser Saskatchewan as members of the Weyerhaeuser Group under the Tax Sharing Agreement);

(iv)	all Liabilities under Environmental Laws arising out of or primarily relating to real property, plants and other facilities formerly owned or leased by Weyerhaeuser Canada or Weyerhaeuser Saskatchewan and not included in the Transferred Real Property;

(v)	all accounts payable pursuant to which a payment is owed (i) by Weyerhaeuser Canada or Weyerhaeuser Saskatchewan to any other member of the Weyerhaeuser Group, or (ii) by the Newco Business to the Weyerhaeuser Business;

(vi)	all Liabilities to the extent arising out of (x) any exposure to asbestos or asbestos-containing materials present in products formerly manufactured at facilities located on the Transferred Real Property or at any other facility now or formerly owned by Weyerhaeuser Canada or Weyerhaeuser Saskatchewan or (y) the pre-closing manufacture of these products at such facilities;

(vii)	all accounts payable with respect to pulp liabilities pursuant to which a payment is owed collectively by the Newco Business and the Weyerhaeuser Business to any third party, other than the Shared Accounts Payable; and

(viii)	all Liabilities set forth on Schedule 2.03(b)(x).

Tax Elections

1. Newco Canada Exchangeco or a subsidiary of Newco Canada Exchangeco and each of Weyerhaeuser Canada and Weyerhaeuser Saskatchewan will, if applicable, jointly execute and file an election under subsection 20(24) of the ITA in the manner required by Section 20(25) of the ITA and under the equivalent or corresponding provisions of any other applicable provincial or territorial law, and under any other applicable provincial or territorial law, as to such amount paid by Weyerhaeuser Canada and Weyerhaeuser Saskatchewan to Newco Canada Exchangeco for assuming future obligations.

2. Newco Canada Exchangeco or a subsidiary of Newco Canada Exchangeco and each of Weyerhaeuser Canada and Weyerhaeuser Saskatchewan will elect jointly under Section 22 of the ITA and the corresponding provisions of any other applicable taxing statute as to the sale of the accounts receivable transferred by Weyerhaeuser Canada and/or Weyerhaeuser Saskatchewan and designate in such election an amount equal to the portion of the purchase price allocated to such accounts receivable.

3. Newco Canada Exchangeco or a subsidiary of Newco Canada Exchangeco and each of Weyerhaeuser Canada and Weyerhaeuser Saskatchewan shall execute jointly an election under Section 167 of the Excise Tax Act (Canada) with each of Weyerhaeuser Canada and Weyerhaeuser Saskatchewan to have the sale of the Newco Canada Exchangeco Assets take place on a goods and services tax-free basis under Part IX of the Excise Tax Act (Canada).

Defined terms used but not otherwise defined in this Exhibit A shall have the meanings as set forth in the Contribution and Distribution Agreement, with the exception of the definition of the Closing Date, which shall mean the date on which the closing of the purchase by Newco Canada Exchangeco or by a subsidiary of Newco Canada Exchangeco of the Newco Canada Exchangeco Assets and the assumption by Newco Canada Exchangeco or by a subsidiary of Newco Canada Exchangeco of the Newco Canada Exchangeco Liabilities occurs.

In this Exhibit A, all Schedule numbers refer to the corresponding schedules to the Contribution and Distribution Agreement, it being the intention of the parties that the schedules to the Canadian Purchase Agreement (i) shall consist solely of items currently set forth in the schedules to the Contribution and Distribution Agreement and (ii) shall be prepared in accordance with Section 2.07(d) of the Contribution and Distribution Agreement.

EXHIBIT B

FORM OF INTELLECTUAL PROPERTY LICENSE AGREEMENT

This Intellectual Property License Agreement (this “Agreement”) dated as of [ ], 2007, between Weyerhaeuser Company, a Washington corporation (“Licensor”), and Domtar Paper Company, LLC (formerly known as Weyerhaeuser ELI, LLC), a Delaware limited liability company (“Licensee”).

WHEREAS, Licensee and Licensor have entered into an Amended and Restated Contribution and Distribution Agreement dated as of [    ], 2007 (the “Contribution and Distribution Agreement”), pursuant to which Licensor has agreed to transfer to Licensee the Transferred Assets related to the Newco Business, and Licensee has agreed to assume from Licensor the Assumed Liabilities;

WHEREAS, the patents and patent applications listed on Schedule A to this Agreement, and the respective inventions disclosed therein, are owned by Licensor and are used in the operation of the Newco Business, but are not being transferred to Licensee pursuant to the Contribution and Distribution Agreement (collectively, the “Retained Licensed Patents”);

WHEREAS, the copyrights, mask works, copyright registrations, designs, and design registrations, including, but not limited to, those items identified on Schedule B hereto, owned by Licensor and used or held for use both in the operation of the Newco Business and in the operation of other businesses of Licensor but not primarily used or held for use in the Newco Business (collectively, the “Retained Licensed Copyrights”) are not being transferred to Licensee pursuant to the Contribution and Distribution Agreement;

WHEREAS, the trade secrets, inventions, know-how, formulae, processes, procedures, research records, records of inventions, test information, software programs, market surveys, business potential analysis, strategic plans, consultants reports, technical reports and marketing know-how owned by Licensor and used or held for use both in the operation of the Newco Business and in the operation of other businesses of Licensor are not being transferred to Licensee pursuant to the Contribution and Distribution Agreement (collectively and to the extent material to the Newco Business as currently conducted, the “Retained Licensed Technology” and, together with the Retained Licensed Patents, the Retained Licensed Copyrights, the Solaia Patents and the Lemelson Patents, the “Retained Licensed Intellectual Property”); and

WHEREAS, Licensee wishes to use the Retained Licensed Intellectual Property in its operation of the Newco Business, and Licensor, as the owner of the entire right, title and interest in and to the Retained Licensed Intellectual Property, has agreed to license the Retained Licensed Intellectual Property to Licensee for use exclusively in the Newco Business and in each facility and business that is part of the Newco Business, subject to the limitations set forth herein.

NOW, THEREFORE, in consideration of the premises and mutual covenants herein it is hereby agreed:

SECTION 1. Definitions. Capitalized terms that are not otherwise defined in this Agreement shall have the meanings ascribed to them in the Contribution and Distribution Agreement. “Solaia Patents” means U.S.

Patent No. 5,038,318 and all continuations, continuations-in-part, divisionals, reissues and re-examinations based thereon and all corresponding foreign patents related thereto. “Lemelson Patents” means all patents (including reexamination certificates and reissue patents) that have either issued or in the future may issue, in any country of the world with Jerome H. Lemelson as a named inventor, except for those patents identified in Schedule C to this Agreement.

SECTION 2. Grant. Subject to the terms and conditions set forth in this Agreement, Licensor grants to Licensee (a) a fully paid-up, royalty-free, non-exclusive license to use the Retained Licensed Technology and the Retained Licensed Copyrights in the manufacture, use and sale of any and all products other than fluff and specialty pulp and in administrative and operational services, including finance, human resource and information technology services, provided that Licensee may use the Retained Licensed Technology and the Retained Licensed Copyrights in the manufacture of fluff pulp in the Plymouth facility (but at no other facilities) and in the use and sale of such fluff pulp, (b) a fully paid-up, royalty-free, non-exclusive license to use the Retained Licensed Patents and the Retained Licensed Technology in the manufacture of any and all products at the Kamloops facility (but at no other facilities) and in the use and sale of such products; (c) a fully paid-up, royalty-free, non-exclusive license under any claim of any patent and patent application (other than the patents and patent applications listed as Excluded Assets) owned by Licensor as of the Effective Time to manufacture and sell those products that were commercially manufactured or sold in the operation of the Newco Business during the 18 months prior to the Effective Time in a facility other than Plymouth or Kamloops, and use those processes, that were commercially used in the operation of the Newco Business during the 18 months prior to the Effective Time in a facility other than Plymouth or Kamloops; (d) a fully paid-up, royalty-free, non-exclusive license to use the Solaia Patents, which license is strictly limited to the facilities acquired from Licensor pursuant to the Contribution and Distribution Agreement; and (e) a fully paid-up, royalty-free, non-exclusive right not to have the Lemelson Patents asserted against the Licensee which right is strictly limited to the facilities acquired from Licensor pursuant to the Contribution and Distribution Agreement (collectively the rights granted in (a), (b), (c), (d) and (e) will be referred to as the “License”). This License shall be effective as of the date first above written.

SECTION 3. Ownership. If Licensee makes modifications or improvements to any Retained Licensed Intellectual Property, Licensee will have sole and exclusive ownership of such modifications and improvements. Subject to terms of the Transition Services Agreement, dated as of the date hereof, between Licensor and Licensee, if Licensor makes modifications or improvements to any Retained Licensed Intellectual Property, Licensor will have sole and exclusive ownership of such modifications and improvements.

SECTION 4. Term and Termination. The License granted by Section 2 of this Agreement shall extend (a) for the period during which the Retained Licensed Patents and any renewals thereof are in force with respect to each such Retained Licensed Patents, (b) the period during which the Retained Licensed Copyrights are in force with respect to each such Retained Licensed Copyright, and (c) indefinitely and without time limit with respect to Retained Licensed Technology; provided that, in each of clauses (a), (b) and (c) of this Section 3, (x) this Agreement may be terminated by Licensor in the event Licensee makes or attempts to make an assignment of this Agreement in violation of Section 22 below, and fails to rescind such assignment within 90 days after being notified of such assignment by Licensor, and (y) the License granted by Section 2 with respect to any Retained Licensed Intellectual Property may be terminated by Licensor only with respect to such Retained Licensed Intellectual Property in the event that (i) Licensee grants a sublicense to such Retained Licensed Intellectual Property in violation of Section 22 below, and fails to terminate such grant within 90 days after being notified of such grant by Licensor, or (ii) Licensee uses any such Retained Licensed Intellectual Property at facilities other than as permitted by Section 2, and fails to cease such use within 90 days after being notified of such use by Licensor.

SECTION 5. Representations and Warranties. Each party represents and warrants to the other party that such party has the legal right, power and authority to enter into and perform its obligations under this Agreement. Licensor represents and warrants that it (a) is the owner of the Retained Licensed Intellectual Property and (b) has granted no other license to use any of the Retained Licensed Intellectual Property that would conflict with the rights granted hereunder.

SECTION 6. No Other Representations and Warranties. EXCEPT AS MAY EXPRESSLY BE SET FORTH IN THIS AGREEMENT, THE CONTRIBUTION AND DISTRIBUTION AGREEMENT OR ANY ANCILLARY AGREEMENT, (A) LICENSOR MAKES NO REPRESENTATION OR WARRANTY OF ANY KIND WHATSOEVER, EXPRESS OR IMPLIED, WITH RESPECT TO THE LICENSE OF ANY RETAINED LICENSED INTELLECTUAL PROPERTY, (B) ALL OF THE RETAINED LICENSED INTELLECTUAL PROPERTY TO BE LICENSED IN ACCORDANCE WITH THIS AGREEMENT, THE CONTRIBUTION AND DISTRIBUTION AGREEMENT OR ANY ANCILLARY AGREEMENT SHALL BE LICENSED ON AN “AS IS, WHERE IS” BASIS, AND ALL IMPLIED WARRANTIES AS TO THE VALIDITY OR

NON-INFRINGEMENT OF THE RETAINED LICENSED INTELLECTUAL PROPERTY AND AS TO THE ADEQUACY OF THE RETAINED LICENSED INTELLECTUAL PROPERTY FOR THEIR PURPOSE ARE HEREBY EXPRESSLY DISCLAIMED, AND (C) NONE OF THE PARTIES HERETO OR ANY OTHER PERSON MAKES ANY REPRESENTATION OR WARRANTY WITH RESPECT TO ANY INFORMATION, DOCUMENTS OR MATERIAL MADE AVAILABLE IN CONNECTION WITH THE ENTERING INTO OF THIS AGREEMENT, THE CONTRIBUTION AND DISTRIBUTION AGREEMENT, ANCILLARY AGREEMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

SECTION 7. Registration and Maintenance. (a) Licensor and Licensee will use commercially reasonable efforts to protect the Retained Licensed Technology as trade secrets. Licensor will use commercially reasonable efforts to maintain the Retained Licensed Patents and the Retained Licensed Copyrights (collectively, the “Registerable Intellectual Property”) and all registrations thereof and/or applications therefor. Licensee will execute all documents as are reasonably necessary or expedient to aid in, and will otherwise cooperate at Licensor’s expense with, Licensor’s efforts to prepare, obtain, file, record and maintain all such registrations and applications. (b) To the extent Licensor has not registered any Registerable Intellectual Property, Licensee may, at its own expense, register such Registerable Intellectual Property, in the name of, and on behalf of, Licensor provided that (x) Licensee gives written notice of its intention to register such Registerable Intellectual Property, and (y) within 30 days of such notice, (i) Licensor does not object to Licensee registering such Registerable Intellectual Property or (ii) Licensor fails to register such Registerable Intellectual Property. (c) To the extent Licensor has not maintained or does not intend to maintain any registrations or applications for Registerable Intellectual Property, Licensee may, at its own expense, make such filings as are necessary to maintain any registrations or applications therefor, in the name of, and on behalf of, Licensor. Licensor will give notice to Licensee as soon as it decides not to maintain any such registrations or applications but in any event not less than 60 days before such filings are due. Within 30 days of Licensee’s receipt of such notice, Licensee will give notice to Licensor whether it will or will not make such filings. Licensor will execute all documents as are reasonably necessary or expedient to aid in, and will otherwise cooperate at Licensee’s expense with, Licensee’s efforts to prepare, obtain, file, record and maintain all such registrations and applications.

SECTION 8. Infringement Actions.

(a) Licensor will from time to time take all steps that it considers (in its sole discretion) necessary to protect Licensor’s and Licensee’s rights in and to the Retained Licensed Intellectual Property (other than the Solaia Patents and the Lemelson Patents), and Licensee agrees forthwith to communicate to Licensor any infringements or misappropriations or threatened infringements or misappropriations of any such rights of Licensor which may come to its notice and, at Licensor’s expense, to do all and any such acts as Licensor may reasonably require for preventing such infringements or misappropriations or threatened infringements or misappropriations. In the event Licensor takes affirmative action against an infringement or misappropriation, Licensee agrees to assist Licensor in whatever manner Licensor reasonably requests, at the expense of Licensor. Recovery of damages resulting from any such action shall be solely for the account of Licensor. Licensee will provide information reasonably requested by Licensor in any infringement or misappropriation action, including in connection with the calculation of damages. Licensee may participate, at its expense, in any action taken by or proceeding instituted by or brought against Licensor through separate counsel of Licensee’s own choosing; provided that Licensor will at all times retain full control over such action.

(b) Licensor will use reasonable efforts to enforce Licensor’s contractual or other confidentiality rights against an individual employee to the extent that such rights relate to an unauthorized disclosure or use of Retained Licensed Technology after the individual has left the employment of Licensor. If, in the case of such an unauthorized disclosure or use of any Retained Licensed Technology by an individual who becomes a former employee of Licensor, Licensee (a) determines to take action against such an individual, whether by commencing a proceeding or otherwise, and (b) requests that Licensor join such action by enforcing Licensor’s rights against such individual, Licensor will enforce such rights and otherwise provide reasonable cooperation to Licensee.

(c) Notwithstanding any limitations on Licensee’s rights to use any of the Retained Licensed Intellectual Property pursuant to Section 2, if (i) a third party is, in the reasonable opinion of Licensee, infringing or misappropriating any of such Retained Licensed Intellectual Property (other than the Solaia Patents and the Lemelson Patents) in a manner that is material to the Newco Business, (ii) Licensee notifies Licensor of such third party activities in accordance with Section 12, and (iii) Licensor does not take affirmative action either to prevent such activities or subject to Section 22, to license to such third party under the Retained Licensed Intellectual Property (other than the Solaia Patents and the Lemelson Patents) required for such activities, then Licensee’s ability to use such Retained Licensed Intellectual Property (other than the Solaia Patents and the Lemelson Patents) is no longer subject to the restrictions set forth in Section 2 on the use of such Retained Licensed Intellectual Property (other than the Solaia Patents and the Lemelson Patents).

SECTION 9. Indemnification.

(a) Each party (the “Indemnifying Party”) shall indemnify and hold harmless and, at the other party’s sole option, defend, the other party and its affiliates and its and their respective officers, directors, employees, agents, advisers and representatives (the “Indemnified Parties”) from and against any and all claims, demands, liabilities, obligations, taxes, losses, fines, costs, expenses, royalties, litigation, deficiencies or damages (whether absolute, accrued, conditional or otherwise resulting from third-party claims), including interest and penalties with respect thereto and out-of-pocket expenses and reasonable attorneys’ and accountants’ fees and expenses incurred in the investigation or defense of any of the same or in asserting, preserving or enforcing any of their respective rights hereunder (collectively, “Losses”), resulting from or arising out of any claims or actions of third parties based on or arising out of any breach of any representation, warranty, covenant or obligation under this Agreement.

(b) In the event that any Indemnified Party elects to have the Indemnifying Party defend any claim or action of third parties referred to in Section 9(a), (i) such Indemnified Party will so notify the Indemnifying Party in writing, (ii) such Indemnified Party shall have the right to approve the Indemnifying Party’s counsel, which approval shall not unreasonably be withheld, and to obtain its own counsel at such Indemnified Party’s own expense and (iii) the Indemnifying Party shall obtain the approval of such Indemnified Party before entering into any compromise regarding such actions that would impose any liability or obligation on such Indemnified Party, which approval will not be unreasonably withheld. In the event that such Indemnified Party elects to defend any claim or action of third parties referred to in Section 9(a), the Indemnifying Party shall pay all reasonable attorney’s fees and expenses in connection with such defense. If any claim, demand, assessment or liability, or cost incidental thereto, is asserted against an Indemnified Party in respect of which the Indemnified Party proposes to demand indemnification from the Indemnifying Party pursuant to this Section 9, such Indemnified Party will promptly notify the Indemnifying Party in writing. No failure of an Indemnified Party to promptly notify the Indemnifying Party shall relieve the Indemnifying Party from the obligation to indemnify the Indemnified Party unless and to the extent the Indemnifying Party is actually prejudiced by such failure.

SECTION 10. Confidentiality. Each party agrees and will undertake to keep any information regarding the Retained Licensed Intellectual Property or otherwise received under this Agreement confidential and will refrain from disclosing it to any third party, unless (and to the extent) compelled to disclose by judicial or administrative process or, in the opinion of such party’s counsel, by the requirements of applicable law or regulations (including Securities and Exchange Commission rules and regulations), in which case the party seeking to disclose such information will give the other party reasonable advance notice of such disclosure in order to permit the other party to seek an appropriate protective order or to attempt to reach mutual agreement regarding the portions of such information that should be subject to a request for confidential treatment, and except to the extent that such information (a) is required to be disclosed by either party in order to carry out its rights or obligations hereunder, (b) is in the public domain through no fault of the party to which it is furnished, including through prior public disclosure made in accordance with this Section 10, (c) is independently developed by the party to which it is furnished without use of, reference to, or reliance upon, the furnishing party’s information, as evidenced by written documentation, or (d) is later lawfully acquired from other sources (without obligations of confidentiality) by the party hereto to which it is furnished.

SECTION 11. No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein expressed or implied shall give or be construed to give to any person, other than the parties hereto and such assigns, any legal or equitable rights hereunder.

SECTION 12. Notices. All notices, requests, permissions, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) five business days following sending by registered or certified mail, postage prepaid, (b) when sent, if sent by facsimile; provided that the facsimile transmission is promptly confirmed by telephone, (c) when delivered, if delivered personally to the intended recipient and (d) one business day following sending by overnight delivery via a national courier service and, in each case, addressed to a party at the following address for such party:

if to Licensor:

[         ]

Attention: [         ]

Facsimile No.: [         ]

with copies to:

[         ]

Attention: [         ]

Facsimile No.: [         ]

if to Licensee:

[         ]

Attention: [         ]

Facsimile No.: [         ]

with a copy to:

[         ]

Attention: [         ]

Facsimile No.: [         ]

or to such other address(es) as shall be furnished in writing by any such party to the other party to this Agreement in accordance with the provisions of this Section 12.

SECTION 13. Amendments. This Agreement may be amended, modified, superseded or canceled and any of the terms, covenants or conditions hereof may be waived only by an instrument in writing signed by each of the parties hereto or, in the case of a waiver, by or on behalf of the party waiving compliance.

SECTION 14. Independent Contractors. The parties to this Agreement intend by this Agreement to enter into only a license agreement and this Agreement shall not in any way be deemed to establish any other relation between them. Neither Licensee, on the one hand, nor Licensor, on the other hand, shall be considered a partner, joint venturer, agent or other representative of the other for any purpose whatsoever and neither shall hold itself out as such. Neither Licensee, on the one hand, nor Licensor, on the other hand, nor any employee, officer, director or agent of either shall hold themselves out as an agent of the other party. Nothing in this Agreement shall be construed to grant either party any right or authority to assume or create any obligation on behalf or in the name of the other; to accept summons or legal process for the other; or to bind the other in any manner whatsoever.

SECTION 15. Severability; Enforcement. The invalidity of any portion of this Agreement shall not affect the validity, force or effect of the remaining portions hereof. If it is ever held that any restriction hereunder is too broad to permit enforcement of such restriction to its fullest extent, each party agrees that a court of competent jurisdiction may enforce such restriction to the maximum extent permitted by law, and each party hereby consents and agrees that such scope may be judicially modified accordingly in any proceeding brought to enforce such restriction.

SECTION 16. Integrated Contract; Schedule. This Agreement, including the Schedules hereto, any written amendments to the foregoing satisfying the requirements of Section 13 hereof, the Contribution and Distribution Agreement, the Ancillary Agreements and the Confidentiality Agreement, including the schedules, exhibits and annexes thereto, constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede any previous agreements and understandings between the parties with respect to such matters. The Schedules annexed to this Agreement are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any terms used in the Schedules but not otherwise defined therein shall be defined as set forth in this Agreement or the Contribution and Distribution Agreement, as the case may be. There are no restrictions, promises, representations, warranties, agreements or undertakings of any party to this Agreement with respect to the transactions contemplated by this Agreement, the Contribution and Distribution Agreement, the Ancillary Agreements or the Confidentiality Agreement other than those set forth herein or therein or in any other document required to be executed and delivered hereunder or thereunder. In the event of any conflict between the provisions of this Agreement (including the Schedules hereto), on the one hand, and the provisions of the Contribution and Distribution Agreement (including the schedules and exhibits thereto), on the other hand, the provisions of the Contribution and Distribution Agreement shall control.

SECTION 17. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered, in person, by facsimile or by electronic image scan, receipt acknowledged in each case, to the other party hereto.

SECTION 18. Governing Law. This Agreement and any disputes arising under or related hereto (whether for breach of contract, tortious conduct or otherwise) shall be governed and construed in accordance with the laws of the State of New York, without reference to its conflicts of law principles.

SECTION 19. Jurisdiction. Each party irrevocably agrees that any legal action, suit or proceeding against them arising out of or in connection with this Agreement or the transactions contemplated by this Agreement or disputes relating hereto (whether for breach of contract, tortious conduct or otherwise) shall be brought exclusively in the United States District Court for the Southern District of New York, or, if such court does not have subject matter jurisdiction, the state courts of New York located in New York County and hereby irrevocably accepts and submits to the exclusive jurisdiction and venue of the aforesaid courts in personam, with respect to any such action, suit or proceeding.

SECTION 20. Service of Process. Each party agrees that service of any process, summons, notice or document by U.S. registered mail to such party’s respective address set forth above shall be effective service of process for any action, suit or proceeding in New York with respect to any matters for which it has submitted to jurisdiction pursuant to Section 19.

SECTION 21. Waiver of Jury Trial. Each party hereby waives to the fullest extent permitted by the laws of the State of New York, any right it may have to a trial by jury in respect of any litigation directly or indirectly arising out of, under or in connection with this Agreement or the transactions contemplated by this Agreement or disputes relating hereto. Each party (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (b) acknowledges that it and the other party hereto have been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 21.

SECTION 22. Assignment; Sublicense. This Agreement and all rights and obligations of Licensee hereunder may not be assigned by Licensee or subject to a sublicense without the prior written consent of Licensor; provided, however, that Licensee may, without such consent, (a) grant sublicenses of any of the rights granted pursuant to Section 2, in each case to any current or future affiliate of Licensee but only so long as such affiliate remains an affiliate (in which case Licensee shall continue to be bound by the terms of this Agreement), or (b) (i) assign this Agreement to a purchaser or transferee of all or substantially all of the Newco Business or (ii) grant sublicenses of any of the rights granted pursuant to Section 2 for any facility or business that is part of the Newco Business to any purchaser or transferee of all or substantially all of such facility or business; provided that in each case the assignee or sublicensee agrees to be bound by the terms and conditions of this Agreement by executing an acknowledgement in the form and substance acceptable to Licensor. Licensor may not license any of the Retained Licensed Intellectual Property to any Person engaged in Competitive Activities (as defined in the Contribution and Distribution Agreement), including selling goods or services of the type sold by the Newco Business in North America, other than to (i) a current or future affiliate of Licensor or (ii) a purchaser or transferee of all or substantially all of any affiliate or facility of Licensor. Any transfer or other disposition by Licensor of any Retained Licensed Intellectual Property will be made subject to the terms of this Agreement and the person or entity acquiring such Retained Licensed Intellectual Property from Licensor shall agree to be bound by the terms and conditions of this Agreement by executing an acknowledgement in form and substance acceptable to Licensee. The term “affiliate” used in this Agreement shall have the meaning given to such term in the Contribution and Distribution Agreement.

SECTION 23. Effectiveness. Notwithstanding anything to the contrary in this Agreement, this Agreement shall only become effective as of the Closing and shall not become effective if the Closing does not occur.

SECTION 24. Headings. The descriptive headings of the several Sections of this Agreement and the Schedule hereto are inserted for convenience only, do not constitute a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement. All references in this Agreement to “Sections” or “Schedules” shall be deemed to be references to Sections of this Agreement or the Schedules hereto unless otherwise indicated.

[SIGNATURE PAGE IS THE NEXT PAGE]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives effective as of the date first set forth above.

WEYERHAEUSER COMPANY,

By
Name:
Title:

DOMTAR PAPER COMPANY, LLC,

By
Name:
Title:

ANNEX D

MOTION FOR AN ORDER AUTHORIZING THE CALLING OF A SPECIAL

SECURITYHOLDERS’ MEETING AND APPROVING THE ARRANGEMENT, INTERIM

ORDER, AND NOTICE OF MOTION FOR FINAL ORDER

CANADA PROVINCE OF QUÉBEC	SUPERIOR COURT (Commercial Division)
DISTRICT OF MONTRÉAL No.: 500 11-029730-070

IN THE MATTER OF THE ARRANGEMENT concerning Domtar Inc. and its shareholders under section 192 of the Canada Business Corporations Act, R.S.C. 1985 c. C-44, as amended

DOMTAR INC., a legal person duly constituted, having its registered office at 395 de Maisonneuve Blvd. West, Montréal, Québec, H3A 1L6

Petitioner

and

THE DIRECTOR APPOINTED UNDER THE CANADA BUSINESS CORPORATIONS ACT, having an office at Complexe Jean-Edmonds, Tower South, 365 Laurier Avenue West, 9th Floor, Ottawa, Ontario, KlA 0C8

Mis-en-cause

MOTION FOR AN ORDER AUTHORIZING THE CALLING

OF A SPECIAL SECURITYHOLDERS’ MEETING AND

APPROVING THE ARRANGEMENT

(Section 192 of the Canada Business Corporations Act,

R.S.C. 1985, c. 44)

TO ONE OF THE HONOURABLE JUDGES OF THE SUPERIOR COURT OF THE PROVINCE OF QUÉBEC SITTING IN COMMERCIAL DIVISION IN AND FOR THE DISTRICT OF MONTRÉAL, THE PETITIONER RESPECTFULLY SUBMITS AS FOLLOWS;

A. INTRODUCTION

1.	The Petitioner Domtar Inc. (the “Petitioner” or “Domtar”) is a public corporation incorporated under the Canada Business Corporations Act, R.S.C. 1985, c. 44 (the “CBCA”), as appears from a copy of the Domtar’s certificate of amalgamation and articles of amalgamation filed, en liasse, in support hereof as Exhibit R-l;

2.	Weyerhaeuser Company (“Weyerhaeuser”) and certain affiliates thereof and Domtar have entered into a transaction agreement dated August 22, 2006 (which was signed as an amended and restated agreement on January 25, 2007) (the “Transaction Agreement”), whereby, subject to applicable shareholder, regulatory and Court approval, they have agreed to combine certain fine paper and related assets, including pulp and/or paper mills, form and converting facilities as well as chip and saw mills currently owned by Weyerhaeuser and commonly referred to as Weyerhaeuser’s “fine paper business” (the “Weyerhaeuser fine paper business”) and Domtar, the whole resulting in the creation of a new corporate entity (the “Proposed Transaction”);

3.	Under the terms of the Proposed Transaction, the Weyerhaeuser fine paper business will be transferred to a newly formed Delaware company (“Spinco”) in exchange for stock and a cash payment of US$1.35 billion to be made by Spinco to Weyerhaeuser through borrowings under a credit facility;

4.	Weyerhaeuser will then distribute the shares of common stock of Spinco to the holders of common stock of Weyerhaeuser and to holders of shares exchangeable for shares of common stock of Weyerhaeuser (“Weyerhaeuser Exchangeable Shares”);

5.	Domtar would then combine with Spinco to create a new company under Delaware law under the name Domtar Corporation (the “Combined Company”);

6.	The Proposed Transaction is to be effected, in the case of Domtar, pursuant to a plan of arrangement under section 192 of the CBCA utilizing the exchangeable share structure outlined herein, under section D. Overview of the Arrangement (the “Arrangement”);

7.	Domtar will rely on an exemption from the registration requirements for securities in the United States, provided under Section 3(a)(10) of the Securities Act of 1933, as amended, based upon this Court’s approval of the Arrangement;

8.	By way of this Motion, Domtar seeks the following orders:

i.	as a first step, an interim order from this Court (the “Interim Order”) under subsections 192 (3) and (4) of the CBCA authorizing Domtar to call a special general meeting of the holders of Domtar common shares (the “Domtar Common Shares”), Series A preferred shares (the “Domtar Series A Preferred Shares”), Series B preferred shares (the “Domtar Series B Preferred Shares”) and options to purchase common shares of Domtar (the “Domtar Options”) (collectively, the “Domtar securityholders”) (the “Special meeting of Domtar securityholders”) for the purpose of a) considering a special resolution regarding the Arrangement (the “Domtar securityholders special resolution”) and b)

having the Domtar securityholders, present or represented by proxy at the special general meeting called in accordance with the terms of the Interim Order, vote together on the Domtar securityholders special resolution, and governing various procedural matters to be determined in connection with, notably, the approval of the Arrangement by the Domtar securityholders as well as the holding and conduct of the Special meeting of Domtar securityholders;

ii.	as a second step, a final order from this Court (the “Final Order”) under subsections 192 (3) and (4)e) of the CBCA approving the Arrangement in the form of the Domtar securityholders special resolution, once the said resolution has been ratified in accordance with paragraph 61 of this Motion; and

iii.	such other orders as counsel may request and this Honourable Court deems just;

9.	In the present Motion, Domtar will address the other following issues:

B.	Description of Domtar’s share capital;

C.	Description of the parties and their activities;

D.	Overview of the Proposed Transaction, including the Arrangement;

E.	Fairness of the Arrangement and board recommendations;

F.	Securityholders special meeting;

G.	Solvency;

H.	Impracticability;

I.	Notice to the Director under the CBCA;

10.	Domtar files herewith as Exhibit R-2, en liasse, the draft management proxy circular and related documents and materials relating to the Special meeting of Domtar securityholders, including the following documents:

–	The draft Notice of Special Meeting of Domtar securityholders;

–	the following annexes to the draft management proxy circular and related documents and materials, including:

Annex A — Form of Domtar securityholders special resolution

Annex B — Transaction Agreement

Annex C — Contribution and Distribution Agreement

Annex D —	Motion for an order authorizing the calling of a special securityholders’ meeting and approving the Arrangement, Interim Order, and Notice of Motion for Final Order

Annex E —	Plan of Arrangement, Including Appendices

Annex F —	Form of Exchangeable Share Support Agreement

Annex G —	Form of Voting and Exchange Trust Agreement

Annex H —	Restated Certificate of Incorporation of Spinco

Annex I —	Restated Bylaws of Spinco

Annex J —	Section 190 of the CBCA

Annex K —	Opinion of J.P. Morgan Securities Inc.

Annex L —	Opinion of RBC Dominion Securities Inc.

Annex M —	Financial Statements of Spinco and the Weyerhaeuser Fine Paper Business

Annex N —	Auditor’s Consent

Annex O —	Compilation report

–	the forms of proxy for Domtar securityholders; and

–	the forms of letters of transmittal and election for Domtar securityholders;

hereinafter collectively referred to as the “Circular”;

11.	For purposes of this Motion, all capitalized terms used, but not otherwise defined herein, shall have the same meaning as set out in Article I of the Plan of Arrangement (Annex E to the Circular, Exhibit R-2);

12.	The content of the draft Domtar management proxy circular and related documents has been approved in substantially the same form as the Circular (Exhibit R-2) by Domtar’s board of directors at its meeting of January 23, 2007, subject to further amendments and supplements thereto as Domtar and its attorneys may advise are necessary or desirable, with a view to calling, holding and conducting the Special meeting of Domtar securityholders at which the Domtar securityholders will be invited to vote on the Domtar securityholders special resolution proposing the Arrangement;

B. DESCRIPTION OF DOMTAR’S SHARE CAPITAL

13.	Domtar’s authorized share capital consists of an unlimited number of Domtar Common Shares, and an unlimited number of preferred shares issuable in series;

Common shares

14.	Domtar is authorized to issue an unlimited number of Domtar Common Shares; holders of Domtar Common Shares are entitled to one vote per share at any meeting of Domtar shareholders. Holders of Domtar Common Shares are, subject to the rights of the holders of Domtar preferred shares, entitled to receive any dividend declared by the board of directors of Domtar;

Preferred shares

15.	The authorized preferred shares consist of preferred shares issuable in an unlimited number of series, ranking equal with respect to the payment of dividends and the distribution of assets, but prior to the Domtar Common Shares;

16.	The Domtar Series A Preferred Shares are non-voting and redeemable at the Domtar’s option at $25.00 per share. These shares carry a cumulative cash dividend per share of $2.25 per annum;

17.	The Domtar Series B Preferred Shares are non-voting and redeemable at the Domtar’s option at $25.00 per share. These shares carry a cumulative cash dividend equivalent to 72% of the bank prime rate;

Outstanding shares and Domtar Options

18.	As of the close of business on January 22, 2007, at 5:00 P.M., there were 231,605,809 Domtar Common Shares, 1,230,000 Domtar Series A Preferred Shares and 67,476 Domtar Series B Preferred Shares outstanding;

19.	The record date (the “Record Date”) fixed by the Domtar board of directors for determining Domtar securityholders entitled to notice of and to vote at the Special meeting of Domtar securityholders is January 27, 2007 and it is not expected that the number of securities outstanding will change as of the Record Date;

20.	As of January 22, 2007, there were 4,401,757 outstanding Domtar Options to acquire a total of 4,401,757 Domtar Common Shares and it is not expected that the number of such options outstanding will change as of the Record Date;

C. DESCRIPTION OF THE PARTIES AND THEIR ACTIVITIES

21.	The following is a description of various entities, some of which are the principal parties involved in the Arrangement. A corporate chart which may facilitate the placement of each in the corporate structure contemplated in the Proposed Transaction is attached hereto as Exhibit R-3;

Domtar

22.	Based on production capacity, Domtar is the third largest integrated manufacturer of uncoated free sheet paper in North America and the fourth largest in the world, with four pulp and paper mills in Canada (one of which is currently not in operation) and five in the U.S.;

23.	Domtar’s paper business is its most important segment and represented 62% of Domtar’s consolidated sales in 2005 (excluding 50% of Norampac Inc.’s sales which were required to be included in Domtar’s consolidated financial statements under Canadian GAAP)[1], or 68% when including sales of Domtar paper through its paper merchants business;

24.	In addition to its paper business, Domtar manufactures and markets lumber and wood-based value-added products and engages in the paper merchants business, which involves the purchasing, warehousing, sale and distribution of various paper products made by Domtar and by other manufacturers;

Weyerhaeuser

25.	Weyerhaeuser is a U.S. corporate entity and is one of the world’s largest integrated forest products companies;

26.	Weyerhaeuser is principally engaged in the growing and harvesting of timber; the manufacture, distribution and sale of forest products; and real estate construction, development and related activities;

Spinco

27.	Spinco is currently a wholly-owned subsidiary of Weyerhaeuser and was incorporated in its current form as a Delaware corporation in August 2006 to indirectly hold the Weyerhaeuser fine paper business and consummate the Arrangement through the proposed combination with Domtar;

28.	Following the consummation of the Proposed Transaction, Spinco is referred to as the Combined Company;

Offerco

29.	Offerco, a corporation incorporated under the CBCA in January 2007 for the purpose of implementing the Arrangement, is an indirect wholly-owned subsidiary of Spinco and upon completion of the Proposed Transaction will be an indirect wholly-owned subsidiary of the Combined Company;

30.	Offerco will issue Class B common shares (the “Offerco Class B Common Shares”) to holders of Domtar Common Shares pursuant to the Arrangement as described below;

[1]	On December 29, 2006, Domtar announced that it had closed the sale of its 50% interest in Norampac Inc. to Cascades Inc., the net after tax proceeds of which would mainly be used to reduce financing requirements for the Proposed Transaction.

Domtar (Canada) Paper Inc. (“Newco Canada Exchangeco”)

31.	Newco Canada Exchangeco, a corporation incorporated under the CBCA, continued under the Business Corporations Act (British Columbia), is an indirect wholly-owned subsidiary of Spinco incorporated for the purpose of implementing the Arrangement and, upon completion of the Proposed Transaction, will be an indirectly controlled subsidiary of the Combined Company;

32.	In the context of the Arrangement and as described below, Newco Canada Exchangeco will issue exchangeable shares (the “Newco Canada Exchangeco Exchangeable Shares”) to holders of Domtar Common Shares who are also eligible Canadian residents and who so elect for tax purposes;

The Combined Company

33.	The Combined Company will be a holding company that will, directly or indirectly, following the Arrangement, own and operate the Weyerhaeuser fine paper business and Domtar;

D. OVERVIEW OF THE PROPOSED TRANSACTION, INCLUDING THE ARRANGEMENT

34.	The following is a step-by-step description of the sequence of material events relating to the Proposed Transaction, including the Arrangement;

Step 1 - The Canadian Asset Transfer

35.	Weyerhaeuser Company Limited and Weyerhaeuser Saskatchewan Ltd., two Canadian subsidiaries of Weyerhaeuser, will transfer certain of their fine paper and related assets to Domtar Pulp and Paper Products Inc. (“Exchangeco Subsidiary”), a wholly-owned subsidiary of Newco Canada Exchangeco and an indirect wholly-owned subsidiary of Spinco, which will assume certain of Weyerhaeuser Company Limited’s and Weyerhaeuser Saskatchewan Ltd.’s fine paper and related liabilities;

Step 2 - The Domtar Paper Company, LLC (“Newco”) Contribution

36.	Weyerhaeuser will transfer to Newco, a wholly-owned subsidiary of Weyerhaeuser, certain of Weyerhaeuser’s U.S. fine paper and related assets in exchange for the issuance of additional limited liability company interests of Newco to Weyerhaeuser and the assumption by Newco of certain of Weyerhaeuser’s fine paper and related liabilities;

Step 3 - The Interim Financing

37.	Spinco will draw down $1.35 billion under a three-month unsecured term loan facility;

Step 4 - The Spinco Contribution

38.	Weyerhaeuser will transfer to Spinco all of the issued and outstanding limited liability company interests of Newco (making Newco a wholly-owned subsidiary of Spinco) in exchange for a) $1.35 billion in cash, and b) a number of shares of Spinco common stock;

Step 5 - The Listing

39.	The shares of common stock of Spinco have been approved for listing on the New York Stock Exchange and an application for listing has been made on the Toronto Stock Exchange (the “TSX”), in each case, under the symbol “UFS”, an application has also been made to list the Newco Canada Exchangeco Exchangeable Shares on the TSX under the symbol “UFX” In addition, an application to the TSX has been made to the TSX to list the Offerco Class B Common Shares requesting that such shares be listed and posted for trading on the TSX throughout the time they are issued and outstanding;

Step 6 - The Distribution

40.	Weyerhaeuser will distribute all of the issued and outstanding shares of Spinco common stock to Weyerhaeuser shareholders and holders of Weyerhaeuser Exchangeable Shares (other then Weyerhaeuser and its affiliates);

41.	This distribution will be effected, at Weyerhaeuser’s election, as a pro rata dividend or by means of an exchange offer by Weyerhaeuser to holders of its shares, or possibly as a combination of both;

42.	Neither of these distribution methods has any effect on Domtar securityholders in the context of the Proposed Transaction;

Step 7 - The Arrangement

43.	The combination of Domtar and Spinco would be effected by way of the Arrangement which would include the following steps, occurring in the following order at closing:

i.	All outstanding Domtar Common Shares (other than Domtar Common Shares held by holders who have exercised their dissent rights under the CBCA) will be automatically exchanged, on a one-for-one basis, for Offerco Class B Common Shares and Spinco will thus indirectly own all outstanding Domtar Common Shares;

ii.	Immediately following step i. described above, Offerco Class B Common Shares held by former Domtar Common Shareholders who are eligible Canadian residents who are not exempt from taxes under the Income Tax Act or who are partnerships, at least one member of which is such a person will, at the holder’s election, be transferred to Newco Canada Exchangeco for: a) shares of common stock of Spinco or b) Newco Canada Exchangeco Exchangeable Shares (the Newco Canada Exchangeco Exchangeable Shares will be the economic equivalent of the shares of common stock of Spinco, with the same or economically equivalent dividend entitlement and voting rights through a voting trust agreement at the level of Spinco), or a combination of a) and b). The Newco Canada Exchangeco Exchangeable Shares will be exchangeable at any time at the option of the holder into shares of common stock of Spinco on a one-for-one basis;

iii.	Former holders of Domtar Common Shares who are not referred to in paragraph ii. above will automatically transfer their Offerco Class B Common Shares to Newco Canada Exchangeco for common stock of Spinco;

iv.	Domtar Options will be exchanged for options to purchase shares of common stock of Spinco as follows:

(a)	each Domtar Option (other than Domtar Options that have an exercise price equal to or less than the Distribution Price (as defined below)) (whether vested or unvested) will be exchanged, on the same terms and conditions as were applicable under the Domtar Option, for an option to purchase a number of shares of common stock of Spinco (rounded down to the nearest whole number) of equivalent value determined using the Black-Scholes option pricing model based on assumptions that are consistent with Domtar’s 2005 financial statements, and having an exercise price per share equal to the volume-weighted average (rounded to the nearest 1/10,000) of the trading prices of the Domtar Common Shares on the New York Stock Exchange as reported by Bloomberg Financial Markets for the last trading day immediately prior to the Distribution (rounded up to the nearest whole cent) (the “Distribution Price”); and

(b)	each Domtar Option that has an exercise price equal to or less than the Distribution Price (whether vested or unvested) will be exchanged, on the same terms and conditions as were applicable under the Domtar Option, for an option to purchase that number of shares of common stock of Spinco equal to the number of Domtar Common Shares subject to the Domtar Option and the exercise price per share will be equal to the exercise price per share of such option immediately prior to the exchange;

v.	The Domtar preferred shares of a holder of Domtar Series A Preferred Shares or Domtar Series B Preferred Shares who has not exercised dissent rights will remain outstanding at the level of Domtar after the Arrangement and will continue to be listed on the TSX;

44.	After the Arrangement, Domtar will be an indirectly controlled subsidiary of Spinco;

Spinco After the Proposed Transaction

45.	Immediately following the completion of these steps, Spinco will be an independent public company, owned approximately 55% by Weyerhaeuser shareholders or former Weyerhaeuser shareholders and approximately 45% by former holders of Domtar Common Shares (including through their ownership of Newco Canada Exchangeco Exchangeable Shares), in each case on a fully diluted basis;

46.	The head office of Spinco will be located in Montréal and the operational headquarters of Spinco and its non-Canadian subsidiaries will be located in Fort Mill, South Carolina;

The Exchangeable Share Structure

47.	As more fully described in the Circular (Exhibit R-2), holders of Domtar Common Shares who are eligible Canadian residents may elect to receive, through a series of exchanges, an equivalent number of Newco Canada Exchangeco Exchangeable Shares (and ancillary rights) in lieu of shares of common stock of Spinco;

48.	The exchangeable share structure, which is frequently used in transactions between U.S. and Canadian companies, provides the opportunity for eligible holders of Offerco Class B Common Shares (who will have received such shares under the Arrangement in exchange for their previously held Domtar Common Shares) to make a valid tax election to defer Canadian income tax on any capital gain that would otherwise arise on the exchange of their Offerco Class B Common Shares;

49.	The holders of Newco Canada Exchangeco Exchangeable Shares will have the following rights:

i.	the right to exchange those shares at any time, at the holders’ option, for shares of common stock of Spinco on a one-for-one basis;

ii.	the right to receive dividends, on a per share basis, in amounts (or property in the case of non-cash dividends), which are the same as, or economically equivalent to, and which are payable at the same time as, dividends declared on the common stock of Spinco;

iii.	the right to vote, through the trustee holder of the one share of special voting stock of Spinco, at all stockholder meetings at which holders of common stock of Spinco are generally entitled to vote; and

iv.	the right to participate on a pro rata basis with the common stock of Spinco in the distribution of assets of Spinco upon specified events relating to the voluntary or involuntary liquidation, dissolution, winding-up or other distribution of the assets of Spinco through the mandatory exchange of Newco Canada Exchangeco Exchangeable Shares for shares of common stock of Spinco;

50.	Holders of Newco Canada Exchangeco Exchangeable Shares will be entitled generally to require Newco Canada Exchangeco to redeem any of their Newco Canada Exchangeco Exchangeable Shares for a purchase price per share of one share of common stock of Spinco and (provided the holder holds the Newco Canada Exchangeco Exchangeable Shares on the applicable dividend record date) an amount in cash equal to any declared and unpaid dividends on that Newco Canada Exchangeco Exchangeable Shares;

51.	However, if a holder of Newco Canada Exchangeco Exchangeable Shares delivers notice of exercise of such retraction, Newco Canada will have the overriding right to purchase, in lieu of Newco Canada Exchangeco redeeming, the holder’s shares on payment of the redemption price;

E. FAIRNESS OF THE ARRANGEMENT AND BOARD RECOMMENDATIONS

52.	Domtar respectfully submits that the Proposed Transaction, including the Arrangement is fair and reasonable to Domtar securityholders in view of several factors including:

i.	the unanimous recommendation of the Board of directors of Domtar;

ii.	the opinions obtained by the Board of directors of Domtar from Domtar’s financial advisors as to the fairness, from a financial point of view, of the share exchange ratio;

iii.	the business reasons identified by the Board of directors of Domtar in the course of its evaluation of the Proposed Transaction, including the Arrangement;

iv.	the approval process for the Arrangement, including the approval of Domtar securityholders at the Special meeting of Domtar securityholders, which TSX staff has confirmed is in accordance with TSX Staff Notice #2005-0003, dated October 24, 2005 (filed in support hereof as Exhibit R-4); and

v.	the right of dissent granted to the holders of Domtar Common Shares, Domtar Series A Preferred Shares, and Domtar Series B Preferred Shares;

which factors are more fully described below;

Recommendations of the Board of Directors

53.	Domtar’s board of directors believes that the terms of the Proposed Transaction, including the Arrangement are in the best interests of Domtar and are fair to all Domtar securityholders;

54.	The Domtar board of directors unanimously recommends that Domtar securityholders vote in favour of the Domtar securityholders special resolution at the Special meeting of Domtar securityholders;

55.	In coming to this decision, Domtar’s board of directors has consulted with Domtar management as well as Domtar’s financial advisors and legal advisors and considered a number of factors, including:

i.	a review and analysis of the industry and the strategic options of Domtar to pursue its growth;

ii.	the competitive strengths resulting from the consummation of the Proposed Transaction, including the Arrangement, as set forth in the section “Business of the Combined Company – Competitive Strengths” of the Circular (Exhibit R-2), including the Combined Company’s leading market position, efficient and cost-competitive assets, proximity to customers and experienced management team;

iii.	the opinions of Domtar’s financial advisors, RBC Dominion Securities Inc. and J.P. Morgan Securities Inc., that, as of the date thereof, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the exchange ratio provided for in the Arrangement was fair, from a financial point of view, to the holders of Domtar Common Shares;

iv.	the ability of holders of Domtar Common Shares to benefit from potential synergies resulting from the Proposed Transaction and to continue to participate in the future earnings and growth of the Combined Company through their ownership of shares of the Combined Company common stock or Newco Canada Exchangeco Exchangeable Shares; and;

v.	the structure of the Proposed Transaction, including the Arrangement, which effectively permits holders of Domtar Common Shares who are eligible Canadian residents to elect to receive, through a series of exchanges, Newco Canada Exchangeco Exchangeable Shares and make a valid tax election to defer Canadian income tax on any capital gain otherwise arising on their exchange of Offerco Class B Common Shares for Newco Canada Exchangeco Exchangeable Shares in the Arrangement;

Opinions of Domtar Financial Advisors

56.	In connection with the Proposed Transaction, including the Arrangement, the Domtar board of directors received the following separate written opinions:

i.	the opinion of RBC Dominion Securities Inc. dated August 22, 2006, the full text of which is found under Annex L to the Circular, Exhibit R-2, to the effect that, as of the date of the opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the exchange ratio provided for in the Proposed Transaction, including the Arrangement, was fair, from a financial point of view, to the holders of Domtar Common Shares; and

ii.	the opinion of J.P. Morgan Securities Inc. dated August 22, 2006, the full text of which is found under Annex K to the Circular, Exhibit R-2, to the effect that, as of the date of the opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the exchange ratio provided for in the Proposed Transaction, including the Arrangement, was fair, from a financial point of view, to holders of Domtar Common Shares;

Business Reasons for the Arrangement

57.	In making its recommendation, the board of directors of Domtar also considered the competitive strengths resulting from the consummation of the Proposed Transaction as set forth in the section “Business of the Combined Company – Competitive Strengths” of the Circular (Exhibit R-2), including the fact that:

i.	the Combined Company will be the largest integrated manufacturer of uncoated free sheet in North America and the second largest in the world based on production capacity, which will provide the Combined Company key competitive advantages, including economies of scale, wider sales and marketing coverage and broad product offerings;

ii.	the Combined Company’s fine paper business will encompass a mix of assets allowing it to be a low-cost producer of high volume papers and an efficient producer of value-added specialty papers;

iii.	the Combined Company will have a broad geographic coverage with a strong manufacturing presence in eastern North America complemented by service locations throughout North America, which will provide opportunities for enhanced customer service and minimization of freight distance, response time and delivery costs; and

iv.	the management of the Combined Company will have significant experience, and a record of success in the North American paper industry, including with respect to business integration issues;

Approval of the Arrangement

58.	In accordance with section 192 of the CBCA, the Arrangement outlined above must be approved by this Honourable Court;

59.	Domtar intends to put the Domtar securityholders special resolution to a vote of the Domtar securityholders, voting together, at the Special meeting of Domtar securityholders;

Approval by Petitioner’s Shareholders

60.	Each Domtar Common Share, Domtar Series A Preferred Share and Domtar Series B Preferred Share and Domtar Option, is entitled to one vote on all matters scheduled to come before the Special meeting of Domtar securityholders;

61.	The required approvals for the Domtar securityholders to approve the Domtar securityholders special resolution are:

i.	66 2/3% of the votes cast at the Special meeting of Domtar securityholders by Domtar securityholders present in person or by proxy, voting together; and

ii.	66 2/3% of the votes cast at the Special meeting of Domtar securityholders by holders of Domtar Common Shares, Domtar Series A Preferred Shares, and Domtar Series B Preferred Shares present in person or by proxy, voting together, excluding:

(a)	holders of Domtar Options;

(b)	holders of Domtar Common Shares, which are pledged to secure loans provided pursuant to the Domtar Executive Stock Option and Share Purchase Plan; and

(c)	holders of Domtar Common Shares that hold Domtar Options;

62.	These voting thresholds are in compliance with the voting requirements set out in TSX Staff Notice #2005-0003, dated October 24, 2005 (Exhibit R-4), and have been approved by the TSX in a letter sent to Mr. Stephen J. Kelly of Ogilvy Renault LLP, external counsel to Domtar, by Ms. Martine Valcin of the TSX, dated December 22, 2006 (filed in support hereof as Exhibit R-5);

Approval by This Honourable Court

63.	Following the approval of the Domtar securityholders special resolution by Domtar securityholders, voting together, at the Special meeting of Domtar securityholders, Domtar will seek approval of the Arrangement by this Honourable Court in the form of the Final Order;

64.	Subsequently, Domtar’s board of directors will meet in order to consider the approval of the restructuring operations required to effect the Arrangement;

Rights of Dissent

65.	Holders of Domtar Common Shares, Domtar Series A Preferred Shares, and Domtar Series B Preferred Shares may exercise their right of dissent in the manner set forth in the Circular (Exhibit R-2), the whole in accordance with section 190 of the CBCA;

66.	The dissent procedures require that a registered holder of Domtar Common Shares, Domtar Series A Preferred Shares or Domtar Series B Preferred Shares who wishes to dissent must provide Domtar a dissent notice prior to 5:00 p.m. (Montréal time) on the business day preceding the Special meeting of Domtar securityholders;

67.	Holders of Domtar Options are not entitled to dissent rights unless they exercise their Domtar Options to acquire Domtar Common Shares and submit a dissent notice prior to this deadline;

F. SECURITYHOLDERS SPECIAL MEETING

68.	If the sought Interim Order is issued by this Honourable Court, Domtar will hold the Special meeting of Domtar securityholders on Monday, February 26, 2007, at 10:00 A.M., at the Centre Mont-Royal (Salon Mont-Royal), 2200 Mansfield Street, Montréal, Québec, to consider, and, if deemed advisable, to pass, with or without modification, the Domtar securityholders special resolution;

69.	Domtar will send the Circular, which includes the draft Notice of Special meeting of Domtar securityholders (Exhibit R-2), by mail, to all Domtar securityholders at the address of each Domtar securityholder as recorded on the books of Domtar on the Record Date, the whole, in accordance with Section 135 of the CBCA;

70.	These notices shall thus be sent not less than 21 days and not more than 60 days prior to the date of the Special meeting of Domtar securityholders;

71.	The quorum for the Special meeting of Domtar securityholders will be the attendance in person, by proxy or by other duly authorised representative of shareholders entitled to cast, in the aggregate, not less than 25% of the votes which the holders of all the outstanding shares of Domtar Common Shares, Series A Preferred Shares, and Series B Preferred Shares are entitled to cast, the whole pursuant to the terms of Domtar’s By-law one, filed is support hereof as Exhibit R-6;

72.	Should the quorum not be present at the Special meeting of Domtar securityholders, such meeting will be adjourned in such manner and in such place and time as the shareholders present may approve in accordance with the laws governing Domtar to allow additional time for obtaining additional proxies or holders present in person;

73.	If the quorum for the Special meeting of Domtar securityholders is present, Domtar will proceed with a vote on the Domtar securityholders special resolution which must be adopted in accordance with paragraph 61 of this Motion;

74.	Should the Domtar securityholders special resolution be adopted by the requisite majority of the Domtar securityholders, Domtar will present this Motion for Final Order to this Honourable Court;

75.	Domtar securityholders and other concerned persons will be provided with the Notice of Motion for a Final Order, filed in support hereof as Annex D to the Circular (Exhibit R-2);

G. SOLVENCY

76.	Domtar is neither insolvent nor will it be insolvent within the meaning of subsections 192(2) a) and b) of the CBCA or otherwise upon completion of the Arrangement;

77.	Domtar is and will be, upon completion of the Arrangement, able to pay its liabilities as they become due and the realizable value of its assets are not and will not be, upon completion of the Arrangement, less than the aggregate of its liabilities and stated capital of all classes;

78.	Domtar’s audited consolidated financial statements for the years ended 2005, 2004, and 2003 and unaudited consolidated financial statements for the nine-month period ending on September 30, 2006 and 2005 are incorporated by reference in the Circular, Exhibit R-2 and are filed in support hereof as Exhibit R-7;

H. IMPRACTICABILITY

79.	Subsection 192(3) of the CBCA provides that where it is not practicable for a corporation that is not insolvent to effect a fundamental change in the nature of an arrangement under any provision of the CBCA, the corporation may apply to a Court for an order approving an arrangement proposed by the corporation;

80.	Section 2.07 of the Policy Concerning Arrangements Under Section 192 of the CBCA dated November 7, 2003, published by the Director appointed under the CBCA states as follows:

The Director endorses the view that the impracticability requirement means something less than “impossible” and, generally, that the test would be satisfied by demonstrating that it would be inconvenient or less advantageous to the corporation to proceed under other provisions of the [CBCA]. The Director endorses this view subject to a concern that the arrangement provisions of the [CBCA] not be utilized to subvert the procedural or substantive safeguards applicable to other sorts of transactions possible under the [CBCA];

81.	Pursuant to subsection 192(3) of the CBCA, it is not practicable for Domtar to effect the Arrangement under any other provision of the CBCA for the following reasons:

i.	the fact that it proposes a combination between a corporation constituted under the CBCA and a foreign corporation, a situation which is not contemplated by the CBCA;

ii.	the Arrangement and, in particular, the exchangeable share structure outlined herein under section D. Overview of the Arrangement, cannot be effectively implemented under any other provision of the CBCA;

iii.	the Arrangement is dependent upon the completion of a number of interrelated and sequenced corporate transactions between the companies and it is essential that no element of the Arrangement occur unless there is certainty that all of its elements and ancillary transactions occur within the strict delays provided and in the correct order; and

iv.	the only practical way to achieve the required certainty in a timely manner is through an arrangement under section 192 of the CBCA;

I. NOTICE TO THE DIRECTOR UNDER THE CBCA

82.	The Director appointed under the CBCA has duly received notice of the present Motion and accompanying documents in accordance with Section 192(5) of the CBCA, as appears from a copy of a cover letter filed in support hereof as Exhibit R-8;

83.	The Director has indicated to Domtar that it does not intend to make any representations at the stage of the Interim Order, as evidenced by a copy of a letter dated January 25, 2007, addressed to Me Jean Bertrand, Ogilvy Renault LLP, from the Director, filed in support hereof as Exhibit R-9;

*  *  *  *  *

84.	Weyerhaeuser, Spinco, Offerco, Exchangeco Subsidiary and Newco Canada Exchangeco have been informed of the presentation of this Motion;

WHEREFORE, MAY IT PLEASE THE COURT TO:

GRANT the present Motion;

I.	AND, AS A FIRST STEP, BY MEANS OF AN INTERIM ORDER:

DISPENSE Domtar from the requirement to serve this Motion on any person other than the Director under the CBCA at the time of calling the Special meeting of Domtar securityholders;

ORDER that the Special meeting of Domtar securityholders be called in accordance with the draft Notice of Special meeting of Domtar securityholders filed in support hereof as Exhibit R-2;

AUTHORIZE Domtar to give notice of said Special meeting of Domtar securityholders by sending by regular mail to all Domtar securityholders, the Circular substantially in the same form as filed in support hereof as Exhibit R-2, with such amendments and supplements thereto as Domtar and its attorneys may advise are necessary or desirable, provided that such amendments or supplements are not inconsistent with the terms of the Interim Order to be issued by this Court;

AUTHORIZE service to be made of this Motion for an order authorizing the calling of a special securityholders’ meeting and approving the Arrangement by sending the Notice of Motion for Final Order to approve the Arrangement and the text of this Motion by regular mail to all Domtar securityholders;

ORDER the holding and conduct of the Special meeting of Domtar securityholders in accordance with the articles of Domtar, its By-laws, the CBCA and the Canada Business Corporations Regulation, 2001 for the purpose of a) considering the Domtar securityholders special resolution and b) having the Domtar securityholders, present in person or represented by proxy at the Special meeting of Domtar securityholders called in accordance with the terms of the Interim Order to be issued by this Court, vote together on the Domtar securityholders special resolution;

ORDER that any interested party who wishes to oppose the Motion for Final Order to approve the Arrangement shall serve upon Domtar’s attorneys and upon the other parties who have filed a notice of appearance, a notice setting out the basis for such opposition and a copy of the affidavits and exhibits to be used to oppose the Motion no later than February 19, 2007;

ORDER that the Arrangement must be ratified by 66 2/3% of the votes cast by the Domtar securityholders at the Special meeting of Domtar securityholders called in accordance with the terms of the Interim Order to be issued by this Court, present in person or by proxy, voting together, and 66 2/3% of the votes cast at the Special meeting of Domtar securityholders by holders of Domtar Common Shares,

Domtar Series A Preferred Shares, and Domtar Series B Preferred Shares present in person or by proxy, voting together, excluding: a) holders of Domtar Options; b) holders of Domtar Common Shares, which are pledged to secure loans provided pursuant to the Domtar Executive Stock Option and Share Purchase Plan; and c) holders of Domtar Common Shares that hold Domtar Options;

ORDER that the holders of Domtar Common Shares shall be entitled to exercise a right to dissent and to obtain the payment of fair value for their shares in the manner set forth in section 190 of the CBCA and in the Plan of Arrangement (Annex E to the Circular, Exhibit R-2) with a view to obtaining payment of the fair value of their shares;

ORDER that the holders of Domtar Series A Preferred Shares shall be entitled to exercise a right to dissent and to obtain the payment of fair value for their shares in the manner set forth in section 190 of the CBCA and in the Plan of Arrangement (Annex E to the Circular, Exhibit R-2);

ORDER that the holders of Domtar Series B Preferred Shares shall be entitled to exercise a right to dissent and to obtain the payment of fair value for their shares in the manner set forth in section 190 of the CBCA and in the Plan of Arrangement (Annex E to the Circular, Exhibit R-2);

RESERVE judgment with respect to the part of this Motion for a Final Order approving the Arrangement until February 27, 2007, the date at which Domtar will be authorized to file any additional evidence at the Montréal Courthouse to prove the approval of the Arrangement by the Domtar securityholders at the Special meeting of Domtar securityholders called and held in accordance with the terms of the Interim Order to be issued by this Court;

FIX the date of the hearing on the part of the Petitioner’s Motion which relates to this Court’s approval of the proposed Arrangement to February 27, 2007;

DECLARE that Domtar is entitled, at any time, to seek leave to vary the Interim Order to be issued by this Court;

ORDER the provisional execution of the Interim Order to be issued by this Court notwithstanding appeal and without the necessity of furnishing any security;

AND,

II.	AS A SECOND STEP, BY MEANS OF A FINAL ORDER:

DECLARE that the Domtar securityholders special resolution has been duly adopted in accordance with the Interim Order to be issued by this Court;

APPROVE the Arrangement;

ORDER the provisional execution of the Final Order notwithstanding appeal and without the necessity of furnishing any security;

THE WHOLE without costs except in the event of contestation.

MONTRÉAL, January 26, 2007,

/s/ Ogilvy Renault LLP
OGILVY RENAULT LLP
Attorneys for Petitioner

TRUE COPY

/s/ Ogilvy Renault
OGILVY RENAULT LLP / S.E.N.C.R.L., s.r.l.

AFFIDAVIT OF GILLES PHARAND

I, the undersigned, Gilles Pharand, lawyer, domiciled at 292, Notre-Dame-de-Fatima street, Laval, Québec, H7G 3Y9, do solemnly affirm:

1.	I am the Senior Vice-President Corporate Affairs and General Counsel of Domtar Inc.;

2.	I have read the present Motion and all the facts alleged therein are true.

AND I HAVE SIGNED:

/s/ Gilles Pharand
GILLES PHARAND

SOLEMNLY AFFIRMED before me in the City of Montréal, this 26th day of January, 2007.

/s/ Dianne Touzel 53,040
COMMISSIONER OF OATHS FOR ALL JUDICIAL DISTRICTS OF THE PROVINCE OF QUÉBEC

NOTICE OF PRESENTATION

TO:	SUPERIOR COURT OF MONTRÉAL (Commercial Division)

1, Notre-Dame East

Montréal, Québec H2Y 1B6

TAKE NOTICE that the attached Motion for an order authorizing the calling of a special securityholders’ meeting and approving the Arrangement will be presented for adjudication before the Honourable Brian Riordan, Justice of the Superior Court, sitting in Commercial Division, on January 26, 2007, at 9:30 A.M., in room 14.07, or as soon as counsel may be heard.

DO GOVERN YOURSELF ACCORDINGLY.

Montréal, January 26, 2007

/s/ Ogilvy Renault LLP
OGILVY RENAULT LLP
Attorneys for Petitioner

TRUE COPY

/s/ Ogilvy Renault
OGILVY RENAULT LLP / S.E.N.C.R.L., s.r.l.

CANADA PROVINCE OF QUÉBEC	SUPERIOR COURT (Commercial Division)
DISTRICT OF MONTRÉAL No.: 500-11-029730-070

MONTRÉAL, this 26th day of January 2007

The Honourable Brian Riordan, J.S.C. /

IN THE MATTER OF THE ARRANGEMENT concerning Domtar Inc. and its shareholders under section 192 of the Canada Business Corporations Act, R.S.C. 1985 c. C-44, as amended (the “CBCA”)

DOMTAR INC., a legal person duly constituted, having its registered office at 395 de Maisonneuve Blvd. West, Montréal, Québec, H3A 1L6

Petitioner

and

THE DIRECTOR APPOINTED UNDER THE CBCA, having an office at Complexe Jean-Edmonds Tower South, 365 Laurier Avenue West, 9th Floor, Ottawa, Ontario, K1A 0C8

Mis-en-cause

INTERIM ORDER

THIS INTERIM ORDER IS RENDERED BOTH IN ENGLISH AND IN FRENCH/LA PRÉSENTE ORDONNANCE PROVISOIRE EST RENDUE TANT EN LANGUE FRANÇAISE QU’EN LANGUE ANGLAISE

IN ITS ENGLISH VERSION

THE COURT, in connection with a Motion for an order authorizing the calling of a special securityholders’ meeting and approving the Arrangement dated January 26, 2007 and filed by Petitioner (the “Motion”) having examined the proceedings and the evidence;

For purposes of this Interim Order, all capitalized terms used, but not otherwise defined herein, shall have the same meaning as set out in the Motion;

SEEING the Motion;

SEEING the Petitioner’s representations;

SEEING the Policy concerning Arrangements under Section 192 of the Canada Business Corporations Act adopted by the Director under the Canada Business Corporations Act (Policy Statement 15.1) dated November 7, 2003;

SEEING the letter of December 22, 2006 from the Toronto Stock Exchange to Domtar’s counsel confirming, inter alia, “that the proposed voting arrangement for the Plan of Arrangement is in compliance with TSX Staff Notice 2005-0003.”

SEEING the content of the draft Domtar management proxy circular and related documents, which have been approved in substantially the same form as the Circular by Domtar’s board of directors at its meeting of January 23, 2007, subject to further amendments and supplements thereto as might be reasonably required to reflect the documents filed with the United States’ Securities and Exchange Commission with respect to the proposed transaction, or as Domtar and its attorneys may advise are necessary or desirable, with a view to calling, holding and conducting the Special meeting of Domtar securityholders at which the Domtar securityholders will be invited to vote on the Domtar securityholders special resolution proposing the Arrangement, namely:

i.	the draft management proxy circular and related documents and materials relating to the Special meeting of Domtar securityholders;

ii.	the draft Notice of Special Meeting of Domtar securityholders;

iii.	the following annexes to the draft management proxy circular and related documents and materials, including:

Annex A —	Form of Domtar securityholders special resolution

Annex B —	Transaction Agreement

Annex C —	Contribution and Distribution Agreement

Annex D—	Motion for an order authorizing the calling of a special securityholders’ meeting and approving the Arrangement, Interim Order, and Notice of Motion for Final Order

Annex E—	Plan of Arrangement, Including Appendices

Annex F—	Form of Exchangeable Share Support Agreement

Annex G—	Form of Voting and Exchange Trust Agreement

Annex H—	Restated Certificate of Incorporation of Spinco

Annex I—	Restated Bylaws of Spinco

Annex J—	Section 190 of the CBCA

Annex K—	Opinion of J.P. Morgan Securities Inc.

Annex L—	Opinion of RBC Dominion Securities Inc.

Annex M—	Financial Statements of Spinco and the Weyerhaeuser Fine Paper Business

Annex N —	Auditor’s Consent

Annex O —	Compilation report

iv.	the forms of proxy for Domtar securityholders; and

v.	the forms of letters of transmittal and election for Domtar securityholders;

SEEING that Domtar has made satisfactory proof that the proposed transaction is one that effects a fundamental change in the nature of an arrangement;

SEEING that Domtar has made satisfactory proof that it is not practicable for it to effect the proposed transaction under any other provision of the Canada Business Corporations Act;

SEEING Domtar’s audited consolidated financial statements for the years ended September 30, 2005, 2004, and 2003 and unaudited consolidated financial statements for the nine-month period ending on September 30, 2006 and 2005 (Exhibit R-7), and that Domtar has made satisfactory proof of its solvency, as required under section 192(3) of the Canada Business Corporations Act;

SEEING the letter of Domtar Inc. to the Director under the Canada Business Corporations Act, together with enclosures, giving notice of the Motion dated January 19, 2007 (Exhibit R-8);

SEEING the letter of the Director under the Canada Business Corporations Act dated January 25, 2007 (Exhibit R-9), confirming, inter alia, that “the staff of the Director has determined that the Director does not need to appear or be heard” on the present application

SEEING the notices published by Domtar in the Globe and Mail and La Presse newspapers of Saturday, January 20, 2007 advising of the holding of the securityholders’ meeting and the reasons therefor;

SEEING the affidavit of Gilles Pharand, Senior Vice-President Corporate Affairs and General Counsel of the Petitioner in support of the Motion requiring it to call, hold and conduct a securityholders’ meeting and approving the Arrangement;

SEEING the provisions of section 192 of the Canada Business Corporations Act;

WHEREFORE, THE COURT

GRANTS the present Motion in part;

AND, AS A FIRST STEP, BY MEANS OF AN INTERIM ORDER:

DISPENSES Domtar from the requirement to serve the Motion, with respect to the issuance of the present Interim Order only, on any person other than the Director under the CBCA at the time of calling the Special meeting of Domtar securityholders;

ORDERS that the Special meeting of Domtar securityholders be called in accordance with the draft Notice of Special meeting of Domtar securityholders filed in support of the Motion as Exhibit R-2;

AUTHORIZES Domtar to give notice of said Special meeting of Domtar securityholders by sending by regular mail to all Domtar securityholders, the Circular substantially in the same form as filed in support of the Motion as Exhibit R-2, with such amendments and supplements thereto as might be reasonably required to reflect the documents filed with the United States’ Securities and Exchange Commission with respect to the proposed transaction, or as Domtar and its attorneys may advise are necessary or desirable, provided that such amendments or supplements are not inconsistent with the terms hereof;

AUTHORIZES service to be made of the Motion by sending the Notice of Motion for Final Order to approve the Arrangement and the text of the Motion by regular mail to all Domtar securityholders;

ORDERS the holding and conduct of the Special meeting of Domtar securityholders in accordance with the articles of Domtar, its By-laws, the CBCA and the Canada Business Corporations Regulation, 2001 for the purpose of a) considering the Domtar securityholders special resolution and b) having the Domtar securityholders, present in person or represented by proxy at the Special meeting of Domtar securityholders called in accordance with the terms hereof, vote together on the Domtar securityholders special resolution;

ORDERS that any interested party who wishes to oppose the Motion for Final Order to approve the Arrangement shall serve upon Domtar’s attorneys and upon the other parties who have filed a notice of appearance, a notice setting out the basis for such opposition and a copy of the affidavits and exhibits to be used to oppose the Motion for Final Order to approve the Arrangement no later than February 21, 2007;

ORDERS that the Arrangement must be ratified by 66 2/3% of the votes cast by the Domtar securityholders at the Special meeting of Domtar securityholders called in accordance with the terms hereof, present in person or by proxy, voting together, and 66 2/3% of the votes cast at the Special meeting of Domtar securityholders by holders of Domtar Common Shares, Domtar Series A Preferred Shares, and Domtar Series B Preferred Shares present in person or by proxy, voting together, excluding: a) holders of Domtar Options; b) holders of Domtar Common Shares, which are pledged to secure loans provided pursuant to the Domtar Executive Stock Option and Share Purchase Plan; and c) holders of Domtar Common Shares that hold Domtar Options;

ORDERS that the holders of Domtar Common Shares shall be entitled to exercise a right to dissent and to obtain payment of the fair value of their shares in the manner set forth in section 190 of the CBCA and in the Plan of Arrangement (Annex E to the Circular filed in support of the Motion as Exhibit R-2) with a view to obtaining payment of the fair value of their shares;

ORDERS that the holders of Domtar Series A Preferred Shares shall be entitled to exercise a right to dissent and to obtain payment of the fair value of their shares in the manner set forth in section 190 of the CBCA and in the Plan of Arrangement (Annex E to the Circular filed in support of the Motion as Exhibit R-2);

ORDERS that the holders of Domtar Series B Preferred Shares shall be entitled to exercise a right to dissent and to obtain payment of the fair value of their shares in the manner set forth in section 190 of the CBCA and in the Plan of Arrangement (Annex E to the Circular filed in support of the Motion as Exhibit R-2);

RESERVES judgment with respect to the part of Petitioner’s Motion for a Final Order approving the Arrangement until February 27, 2007, the date at which Domtar will be authorized to file any additional evidence at the Montréal Courthouse to prove the approval of the Arrangement by the Domtar securityholders at the Special meeting of Domtar securityholders called and held in accordance with the terms hereof;

FIXES the date of the hearing on the part of the Petitioner’s Motion which relates to this Court’s approval of the proposed Arrangement to February 27, 2007;

DECLARES that Domtar is entitled, at any time, to seek leave to vary this Interim Order;

ORDERS the provisional execution of this Interim Order notwithstanding appeal and without the necessity of furnishing any security;

THE WHOLE WITHOUT COSTS.

MONTRÉAL, January 26, 2007

/s/ BRIAN RIORDAN, J.C.S.
BRIAN RIORDAN, J.S.C.

CANADA PROVINCE OF QUÉBEC	SUPERIOR COURT (Commercial Division)
DISTRICT OF MONTRÉAL No.:

IN THE MATTER OF THE ARRANGEMENT concerning Domtar Inc. and its shareholders under section 192 of the Canada Business Corporations Act, R.S.C. 1985 c. C-44, as amended

DOMTAR INC., a legal person duly constituted, having its registered office at 395 de Maisonneuve Blvd. West, Montréal, Québec, H3A 1L6

Petitioner

and

THE DIRECTOR APPOINTED UNDER THE CANADA BUSINESS CORPORATIONS ACT, having an office at Complexe Jean-Edmonds Tower South, 365 Laurier Avenue West, 9th Floor, Ottawa, Ontario, K1A 0C8

Mis-en-cause

NOTICE OF MOTION FOR FINAL ORDER TO APPROVE THE ARRANGEMENT

TAKE NOTICE that the Honourable Brian Riordan, Justice of the Superior Court of Québec, District of Montréal (the “Court”) will be asked, upon Motion by the undersigned attorneys, counsel for Domtar Inc. (“Domtar”), to approve the Arrangement (as described in greater detail in the Circular of which the present Notice forms part), at the Montréal Courthouse, located at 1 Notre-Dame Street East, in the City of Montréal, Province of Québec, on February 27, 2007 at 9:15 A.M. (Montréal time) in room 16.12. The Court will, amongst other things, consider the fairness of the terms and conditions of the Arrangement;

AND TAKE NOTICE that if you wish to appear at the time of the hearing of the Motion for Final Order to approve the Arrangement, in person or by counsel, you must file an Appearance with the Court’s Office and serve same on the undersigned attorneys, along with notice of your address for service, on or before February 21, 2007;

AND TAKE NOTICE that if such Appearance is with the view to contest the Motion for Final Order to approve the Arrangement or to make representations in relation thereto, you must file a written contestation or written representations, as the case may be, supported, as to the facts, by affidavit(s) and exhibit(s) if any, with the Court’s Registry and serve same on the undersigned attorneys, on or before February 21, 2007, failing which, personal appearance shall not be permitted to contest the Application for Final Order to approve the Arrangement or to make representations in relation thereto;

MONTRÉAL, January 26, 2007,

/s/ Ogilvy Renault LLP
OGILVY RENAULT LLP c/o Mtre. Jean G. Bertrand 1981, McGill College Avenue Suite 1100 Montréal, Québec H3A 3C1

Attorneys for Petitioner

ANNEX E

PLAN OF ARRANGEMENT,

INCLUDING APPENDICES

PLAN OF ARRANGEMENT

UNDER SECTION 192

OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1

INTERPRETATION

1.1    Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“Act” means the Canada Business Corporations Act, as now in effect and as may be amended from time to time prior to the Effective Date;

“Amended Replacement Option” has the meaning ascribed thereto in section 2.2(i)(i);

“Ancillary Rights” has the meaning ascribed thereto in section 2.2(b);

“Arrangement” means an arrangement under section 192 of the Act on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with section 8.03 of the Transaction Agreement or Article 6 or made at the direction of the Court in the Final Order;

“Arrangement Resolution” means the special resolution of the Domtar Securityholders, to be substantially in the form and content of Exhibit C annexed to the Transaction Agreement;

“Articles of Arrangement” means the articles of arrangement of Domtar in respect of the Arrangement that are required by the Act to be sent to the Director after the Final Order is made;

“Average Spinco Distribution Price” has the meaning ascribed thereto in the Transaction Agreement;

“Business Day” means any day on which commercial banks are generally open for business in Seattle, Washington, Montréal, Québec, Toronto, Ontario and New York, New York, other than a Saturday, a Sunday or a day observed as a holiday in Seattle, Washington under the laws of the State of Washington or the federal laws of the United States of America, in Montréal, Québec under the laws of the Province of Québec or the federal laws of Canada, in Toronto, Ontario under the laws of the Province of Ontario or the federal laws of Canada or in New York, New York under the laws of the State of New York or the federal laws of the United States of America;

“Canadian Asset Sale” has the meaning ascribed thereto in the Transaction Agreement;

“Certificate” means the certificate of arrangement giving effect to the Arrangement, issued pursuant to subsection 192(7) of the Act after the Articles of Arrangement have been filed;

“Class A Common Shares” means the Class A Common Shares in the capital of Offerco, having substantially the rights, privileges, restrictions and conditions set out in Appendix 1 to the Plan of Arrangement;

“Class B Common Shares” means the Class B Common Shares in the capital of Offerco, having substantially the rights, privileges, restrictions and conditions set out in Appendix 1 to the Plan of Arrangement;

“Contribution” has the meaning ascribed thereto in the Transaction Agreement;

“Court” means the Superior Court of Québec;

“Current Market Price” has the meaning ascribed thereto in the Exchangeable Share Provisions;

“DDII” means Domtar Delaware Investments Inc., a corporation incorporated under the laws of the State of Delaware and a wholly-owned subsidiary of Newco;

“Director” means the Director appointed pursuant to section 260 of the Act;

“Dissent Rights” means the right of a holder of Domtar Common Shares to dissent pursuant to section 3.1 and the right of a holder of Domtar Preferred Shares to dissent pursuant to section 3.2;

“Distribution” has the meaning ascribed thereto in the Contribution and Distribution Agreement (as defined in the Transaction Agreement);

“Distribution Date” has the meaning ascribed thereto in the Contribution and Distribution Agreement (as defined in the Transaction Agreement);

“Dividend Amount” means an amount equal to and in satisfaction of all declared and unpaid dividends on an Exchangeable Share held by a holder on any dividend record date which occurred prior to the date of purchase of such share by Newco Canada or Newco Canada Exchangeco, as the case may be, from such holder;

“Domtar” means Domtar Inc., a corporation governed by the Act;

“Domtar Circular” means the notice of the Domtar Meeting and the accompanying management information circular, including all annexes thereto, to be sent to Domtar Securityholders in connection with the Domtar Meeting;

“Domtar Common Shares” means the issued and outstanding common shares in the capital of Domtar;

“Domtar Disclosure Letter” has the meaning ascribed thereto in the Transaction Agreement;

“Domtar DSU” has the meaning ascribed thereto in section 2.2(i)(ii);

“Domtar DSU Plans” means the Domtar Deferred Share Unit Plan and the Domtar Deferred Share Unit Plan for Outside Directors;

“Domtar Meeting” means the meeting of Domtar Securityholders, convened to consider and, if thought fit, approve the Transactions;

“Domtar Option” means an option to purchase a Domtar Common Share granted pursuant to the Domtar Stock Option Plan and being outstanding and unexercised on the Effective Date;

“Domtar Option Exchange” has the meaning ascribed thereto in section 2.2(i)(i);

“Domtar Preferred Shares” means the issued and outstanding Series A Preferred Shares and Series B Preferred Shares of Domtar;

“Domtar PSU” has the meaning ascribed thereto in section 2.2(i)(iii);

“Domtar PSU Plan” means the Domtar Executive Performance Share Unit Plan;

“Domtar Restricted Shares” has the meaning ascribed thereto in section 2.2(g);

“Domtar Right” has the meaning ascribed thereto in section 2.2(i)(i);

“Domtar Securityholders” means the holders of Domtar Common Shares, Domtar Options and the Domtar Preferred Shares;

“Domtar Stock Plans” shall mean the Domtar Executive Stock Option Plan and Share Purchase Plan, the Domtar Share Purchase Plan for Canadian Employees, the Domtar Share Purchase Plan for Employees in the United States, the Domtar Restricted Stock Plan, the Domtar PSU Plan and the Domtar DSU Plans;

“Effective Date” means the date shown on the Certificate which shall be the same date as the Distribution Date;

“Effective Time” means the time on the Effective Date at which the Arrangement becomes effective which shall be deemed to be immediately following the Distribution;

“Election Deadline” means 5:00 p.m. (local time) at the place of deposit on the date which is two Business Days prior to the date of the Domtar Meeting;

“Exchange Agent” means a bank or trust company appointed by Spinco, at such company’s offices set out in the Letter of Transmittal and Election Form;

“Exchangeable Elected Share” has the meaning ascribed thereto in section 2.2(b);

“Exchangeable Shares” means the non-voting exchangeable shares in the capital of Newco Canada Exchangeco, having substantially the rights, privileges, restrictions and conditions set out in the Exchangeable Share Provisions;

“Exchangeable Share Issuance” means the issuance by Newco Canada Exchangeco of the Exchangeable Shares and the delivery of the Ancillary Rights in connection with the Arrangement;

“Exchangeable Share Provisions” means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, which rights, privileges, restrictions and conditions shall be substantially as set out in Appendix 2 to this Plan of Arrangement;

“Exchangeco Subsidiary” means Domtar Pulp and Paper Products Inc., a corporation governed by the Act and a wholly-owned subsidiary of Newco Canada Exchangeco;

“Final Order” means the order of the Court approving the Arrangement as such order may be amended at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed;

“Government Entity” means any federal, provincial, state, local or foreign government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign;

“Interim Order” means the interim order of the Court, as the same may be amended, containing declaration and directions regarding the notice to be given in respect of and the conduct of the Domtar Meeting with respect to the Transactions;

“ITA” means the Income Tax Act (Canada), R.S.C. 1985, 5th Supplement, and the regulations thereunder, as amended from time to time;

“Letter of Transmittal and Election Form” means the letter of transmittal and election form for use by holders of Domtar Common Shares, in the form accompanying the Circular;

“Liquidation Amount” has the meaning ascribed thereto in the Exchangeable Share Provisions;

“Liquidation Call Purchase Price” has the meaning ascribed thereto in section 5.1(a);

“Liquidation Call Right” has the meaning ascribed thereto in section 5.1(a);

“Liquidation Date” has the meaning ascribed thereto in the Exchangeable Share Provisions;

“Newco” means Domtar Paper Company, LLC, a limited liability company formed under the laws of the State of Delaware and a wholly-owned subsidiary of Spinco;

“Newco Canada” means Domtar Pacific Papers ULC, an unlimited liability company governed by the Companies Act (Nova Scotia) and a wholly-owned subsidiary of Newco Holding;

“Newco Canada Exchangeco” means Domtar (Canada) Paper Inc., a corporation governed by the Business Corporations Act (British Columbia) and a wholly-owned subsidiary of Newco Canada;

“Newco Holding” means Domtar Delaware Holdings Inc. a corporation incorporated under the laws of the State of Delaware and a controlled subsidiary of Newco;

“NYSE” means the New York Stock Exchange, Inc.;

“Offerco” means 4388216 Canada Inc., a corporation governed by the Act and a wholly-owned subsidiary of Newco Canada Exchangeco;

“person” means any individual, a general or limited partnership, a corporation, a trust, a joint venture, an unincorporated organization, a limited liability entity, any other entity and any Government Entity;

“Redemption Call Purchase Price” has the meaning ascribed thereto in section 5.2(a);

“Redemption Call Right” has the meaning ascribed thereto in section 5.2(a);

“Redemption Date” has the meaning ascribed thereto in the Exchangeable Share Provisions;

“Replacement DSU” has the meaning ascribed thereto in section 2.2(i)(ii);

“Replacement Option” has the meaning ascribed thereto in section 2.2(i)(i);

“Replacement PSU” has the meaning ascribed thereto in section 2.2(i)(iii);

“Replacement Right” has the meaning ascribed thereto in section 2.2(i)(i);

“Replacement Restricted Shares” has the meaning ascribed thereto in section 2.2(g);

“Special Voting Stock” has the meaning ascribed thereto in the Transaction Agreement;

“Spinco” means Domtar Corporation, a corporation incorporated under the laws of the State of Delaware;

“Spinco Common Stock” means the common stock of Spinco, par value US$0.01 per share;

“Spinco Elected Share” has the meaning ascribed thereto in section 2.2(b);

“Spinco Share Issuance” means the issuance by Spinco of shares of Spinco Common Stock in connection with the Arrangement;

“subsidiary” of any person means any corporation or other organization whether incorporated or unincorporated of which at least a majority of the securities or interests having by the terms thereof ordinary voting power to elect at least a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled (i) by such person, (ii) by any one or more of its subsidiaries, or (iii) by such person and one or more of its subsidiaries; provided, however, that no person that is not directly or indirectly wholly-owned by any other person shall be a subsidiary of such other person unless such other person controls, or has the right, power or ability to control, that person;

“Transaction Agreement” means the amended and restated transaction agreement dated as of the 25th day of January, 2007 among Weyerhaeuser, Spinco, Newco, Newco Holding, Domtar Pacific Papers Inc., Newco Canada, Newco Canada Exchangeco and Domtar, as amended, supplemented and/or restated in accordance therewith, providing for, among other things, the Arrangement;

“Transaction Documents” means the Transaction Agreement, the Contribution and Distribution Agreement (including the Ancillary Agreements), the New Debt Commitment Letter, this Plan of Arrangement, the Support Agreement, the Voting and Exchange Trust Agreement and the Confidentiality Agreement (all of the foregoing as defined in the Transaction Agreement unless defined herein);

“Transactions” means collectively the Arrangement, the Spinco Share Issuance, the issuance by Offerco of the Class B Common Shares, in connection with the Arrangement, the Exchangeable Share Issuance and the other transactions (including the Contribution, the Distribution and the Canadian Asset Sale) contemplated by the Transaction Documents;

“Transfer Agent” has the meaning ascribed thereto in section 5.1(b);

“Trustee” means the trustee chosen by Weyerhaeuser and Domtar, acting reasonably, to act as trustee under the Voting and Exchange Trust Agreement, being a corporation organized and existing under the laws of

Canada and authorized to carry on the business of a trust company in all the provinces of Canada, and any successor trustee appointed under the Voting and Exchange Trust Agreement;

“TSX” has the meaning ascribed thereto in section 2.2(a);

“Voting and Exchange Trust Agreement” means an agreement to be made between Spinco, Newco Canada, Newco Canada Exchangeco and the Trustee in connection with this Plan of Arrangement substantially in the form and content of Exhibit G annexed to the Transaction Agreement, with such changes thereto as the parties to the Transaction Agreement, acting reasonably, may agree; and

“Weyerhaeuser” means Weyerhaeuser Company, a corporation existing under the laws of the State of Washington.

1.2    Sections and Headings

The division of this Plan of Arrangement into sections and the insertion of headings are for reference purposes only and shall not affect the interpretation of this Plan of Arrangement. Unless otherwise indicated, any reference in this Plan of Arrangement to a section, appendix or an exhibit refers to the specified section, appendix or exhibit to this Plan of Arrangement.

1.3    Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular number include the plural and vice versa and words importing any gender include all genders.

ARTICLE 2

ARRANGEMENT

2.1    Binding Effect

This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on (i) Domtar, (ii) Weyerhaeuser, (iii) Spinco, Newco, Newco Holding, DDII, Newco Canada, Newco Canada Exchangeco, Exchangeco Subsidiary and Offerco, (iv) all holders and all beneficial holders of Domtar Common Shares, (v) all holders and all beneficial holders of Class A Common Shares, (vi) all holders and all beneficial holders of Class B Common Shares, (vii) all holders and all beneficial holders of Exchangeable Shares, (viii) all holders and all beneficial holders of Domtar Preferred Shares, (ix) all holders and all beneficial holders of Domtar Options, and (x) all holders and all beneficial holders of Domtar DSUs, Domtar PSUs, Domtar Restricted Shares and Domtar Rights.

2.2    Arrangement

Commencing at the Effective Time, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

(a)	each outstanding Domtar Common Share that is not held by a holder who has exercised its Dissent Rights will be transferred by the holder thereof to Offerco in exchange for one fully paid and non-assessable Class B Common Share of Offerco (which Class B Common Shares shall, upon issuance, be listed and posted for trading on the Toronto Stock Exchange (the “TSX”)) and the name of the holder of such Domtar Common Shares will be removed from the register of holders of Domtar Common Shares and added to the register of holders of Class B Common Shares of Offerco and Offerco will be recorded as the registered holder of the Domtar Common Shares so exchanged and will be deemed to be the legal and beneficial owner thereof;

(b)	following the exchange contemplated by section 2.2(a), each outstanding Class B Common Share of Offerco will be transferred to Newco Canada Exchangeco by the holder thereof in exchange for, at the holder’s election, (i) one fully paid and non-assessable share of Spinco Common Stock (each such Class B Common Share, a “Spinco Elected Share”), or (ii) one fully paid and non-assessable Exchangeable Share and the rights under the Voting and Exchange Trust Agreement (the “Ancillary Rights”) (each such Class B Common Share, an “Exchangeable Elected Share”); provided, however, that, notwithstanding the foregoing, a holder of Class B Common Shares will not be entitled to elect to receive Exchangeable Shares, and any such election otherwise made by any such holder in respect of any such Class B Common Shares shall be and be deemed to be an election to receive shares of Spinco Common Stock, if such holder is (i) a non-resident of Canada, (ii) a resident of Canada exempt from tax under the ITA, or (iii) a partnership of which all of the partners are non-residents of Canada and/or residents of Canada exempt from tax under the ITA;

(c)	upon the transfer of Class B Common Shares of Offerco by the holder thereof as set forth in section 2.2(b), the name of such holder will be removed from the register of holders of Class B Common Shares of Offerco and added to the register of holders of Spinco Common Stock or Exchangeable Shares, as the case may be, and Newco Canada Exchangeco will be recorded as the registered holder of such Class B Common Shares so exchanged and will be deemed to be the legal and beneficial owner thereof;

(d)	each outstanding Class B Common Share of Offerco in respect of which no election has been made by the holder thereof, or in respect of which an effective election has not been made (i) in the case of a holder of Class B Common Shares whose address as shown in the register of Class B Common Shares is in Canada will be deemed to be an Exchangeable Elected Share and will be transferred by the holder thereof, without any act or formality on its part, to Newco Canada Exchangeco in exchange for one fully paid and non-assessable Exchangeable Share and the Ancillary Rights, and the name of each such holder of Class B Common Shares will be removed from the register of holders of Class B Common Shares of Offerco and added to the register of holders of Exchangeable Shares and (ii) in the case of a holder of Class B Common Shares whose address as shown in the register of Class B Common Shares of Offerco is not in Canada will be deemed to be a Spinco Elected Share and will be transferred by the holder thereof, without any act or formality on its part, to Newco Canada Exchangeco in exchange for one fully paid and non-assessable share of Spinco Common Stock, and the name of each such holder of Class B Common Shares of Offerco will be removed from the register of holders of Class B Common Shares and added to the register of holders of shares of Spinco Common Stock and Newco Canada Exchangeco will be recorded as the registered holder of such Class B Common Shares of Offerco so exchanged and will be deemed to be the legal and beneficial owner thereof;

(e)	each Class B Common Share of Offerco held by Newco Canada Exchangeco following the exchanges contemplated by sections 2.2(b) and 2.2(d) shall be converted into one Class A Common Share of Offerco;

(f)	a holder of Class B Common Shares who is either a resident of Canada or a partnership at least one partner of which is a resident of Canada for the purposes of the ITA (other than any such holder or partner who is exempt from tax under the ITA), and who has elected to receive or receives Exchangeable Shares shall be entitled to make an income tax election pursuant to subsection 85(l) of the ITA or, if the holder is a partnership, subsection 85(2) of the ITA (and in each case, where applicable, the analogous provisions of provincial income tax law) with respect to the transfer of their Class B Common Shares to Newco Canada Exchangeco. Newco Canada Exchangeco will not be responsible for any taxes, interest or penalties resulting from the failure by a holder of Class B Common Shares of Offerco to properly complete or file the election forms in the form and manner and within the time prescribed by the ITA (or any applicable provincial legislation);

(g)

each outstanding award of restricted Domtar Common Shares (“Domtar Restricted Shares”) granted pursuant to the Domtar Restricted Stock Plan shall be exchanged for Class B Common Shares, in accordance with section 2.2(a), which in turn will be exchanged for restricted shares of Spinco Common Stock or restricted Exchangeable Shares in accordance with sections 2.2(b), 2.2(c) and 2.2(d), as applicable (“Replacement Restricted Shares”), and the Replacement Restricted Shares shall be subject to the same terms and conditions as were applicable to the Domtar Restricted Shares;

(h)	Spinco shall issue to and deposit with the Trustee one share of Special Voting Stock, in consideration of the payment to Spinco of U.S.$1.00, to be thereafter held by the Trustee for and on behalf of, and for the use and benefit of, the holders of Exchangeable Shares in accordance with the Voting and Exchange Trust Agreement;

(i) (i)	following the exchange of the Class B Common Shares of Offerco provided by sections 2.2(b) and 2.2(d), (A) each Domtar Option that has an exercise price equal to or less than the Average Spinco Distribution Price (whether vested or unvested) shall be exchanged, on the same terms and conditions as were applicable under such Domtar Option, for an option (a “Replacement Option”) to purchase that number of shares of Spinco Common Stock equal to the number of Domtar Common Shares subject to such Domtar Option and the exercise price per share shall be equal to the exercise price per share of such option immediately prior to the Effective Time, (B) each Domtar Option (other than any Domtar Option that has an exercise price equal to or less than the Average Spinco Distribution Price) (whether vested or unvested) shall be exchanged, on the same terms and conditions, except as set forth in this section 2.2(i)(i), as were applicable under such Domtar Option, for an option (an “Amended Replacement Option”) to purchase that number of shares of Spinco Common Stock (rounded down to the nearest whole number) determined in accordance with the principles set out in Appendix 3 hereto, and having an exercise price per share equal to the Average Spinco Distribution Price (rounded up to the nearest whole cent) (such exchange, the “Domtar Option Exchange”), (C) notwithstanding clauses (A) and (B), each outstanding “right” to be granted bonus Domtar Common Shares under the Domtar Executive Stock Option and Share Purchase Plan (other than those cancelled pursuant to clauses (D) and (E)) (each, an “Domtar Right”) shall be exchanged for a “right” with respect to the number of shares of Spinco Common Stock equal to the number of Domtar Common Shares subject to such Domtar Right (each, as so granted, a “Replacement Right”), (D) each Domtar Common Share pledged to secure a loan provided to a participant under a Domtar Stock Plan will be returned to Domtar for cancellation against set off and deemed repayment of that portion of the principal amount of the participant’s corresponding loan equal to the Average Spinco Distribution Price with the balance of the principal amount (and any accrued but unpaid interest) of each such loan, if any, being forgiven by Domtar and any Domtar Rights associated therewith cancelled and any rights thereunder extinguished, and (E) each forward purchase contract entered into between a participant and Domtar under the Domtar Executive Stock Option and Share Purchase Plan in connection with the exercise of a stock right under such Domtar Executive Stock Option and Share Purchase Plan shall be cancelled with any obligations of a participant thereunder together with any Domtar Rights associated therewith being released by Domtar;

(ii)	following the exchange of the Class B Common Shares provided by sections 2.2(b) and 2.2(d), each outstanding grant of deferred share units with respect to Domtar Common Shares (each, an “Domtar DSU”) shall be exchanged, on the same terms and conditions as were applicable under the Domtar DSU, for a deferred share unit with respect to the number of shares of Spinco Common Stock equal to the number of Domtar Common Shares subject to such Domtar DSU (each, as so granted, a “Replacement DSU”);

(iii)	following the exchange of the Class B Common Shares provided by sections 2.2(b) and 2.2(d), each outstanding grant of performance share units with respect to Domtar Common Shares (each, an “Domtar PSU”) shall be exchanged, on the same terms and conditions as were applicable under the Domtar PSU, for a performance share unit with respect to the number of shares of Spinco Common Stock equal to the number of Domtar Common Shares subject to such Domtar PSU (each, as so granted, a “Replacement PSU”);

(iv)	as soon as reasonably practicable after the Effective Time, Spinco shall deliver to the holders of Replacement Options, Amended Replacement Options, Replacement Rights, Replacement DSUs, Replacement PSUs and Replacement Restricted Shares appropriate notices setting forth such holders’ rights pursuant to the respective Domtar Stock Plans and the agreements evidencing the grants of such Replacement Options, Amended Replacement Options, Replacement Rights, Replacement DSUs, Replacement PSUs and Replacement Restricted Shares, and that such Replacement Options, Amended Replacement Options, Replacement Rights, Replacement DSUs, Replacement PSUs and Replacement Restricted Shares and agreements shall be granted by Spinco and shall continue in effect on the same terms and conditions (subject to the adjustments required by this section 2.2(i) after giving effect to the Transactions);

(v)	a holder of a Replacement Option or Amended Replacement Option may exercise such Replacement Option or Amended Replacement Option in whole or in part in accordance with its terms by delivering a properly executed notice of exercise to Spinco, together with the consideration therefore and any applicable Canadian or U.S. withholding tax information required in accordance with the related Domtar Stock Plan; and

(j)	all Domtar Preferred Shares that are not held by a holder who has exercised its Dissent Rights shall remain outstanding after the Effective Time.

2.3    Elections

(a)	Each person who, at or prior to the Election Deadline, is a holder of record of Domtar Common Shares will be entitled, with respect to all or a portion of such shares, to make an election at or prior to the Election Deadline to receive Exchangeable Shares or shares of Spinco Common Stock, or a combination thereof, as a future holder of Class B Common Shares on the basis set forth herein and in the Letter of Transmittal and Election Form; provided, that, notwithstanding anything to the contrary herein, only holders of Domtar Common Shares which are (i) residents of Canada for purposes of the ITA, other than a person who is exempt from tax under the ITA or (ii) a partnership any of the partners of which is a person who is a resident of Canada for purposes of the ITA, other than a person who is exempt from tax for purposes of the ITA will be entitled to elect to receive Exchangeable Shares as a future holder of Class B Common Shares, and any such future holder who does not satisfy (i) or (ii) above shall receive a share of Spinco Common Stock.

(b)

A holder of Class B Common Shares who is a resident of Canada for purposes of the ITA who is not exempt from tax for purposes of the ITA or a partnership at least one of the partners of which is a resident of Canada who is not exempt from tax for purposes of the ITA, and who has elected or is deemed to have elected to receive Exchangeable Shares shall be entitled to make an income tax election pursuant to subsection 85(1) of the ITA or, if the holder is a partnership, subsection 85(2) of the ITA (and in each case, where applicable, the analogous provisions of provincial income tax law) with respect to the transfer of its Class B Common Shares by providing two signed copies of the necessary prescribed election forms to Newco Canada Exchangeco within 90 days following the Effective Date, duly completed with the details of the number of their Class B Common Shares transferred and the applicable agreed amounts for the purposes of such elections. Thereafter, subject to the election forms being correct and complete and complying with the provisions of the ITA (or applicable provincial income tax law), the forms will be signed by Newco Canada Exchangeco and returned to such holders of Class B Common Shares within 30 days after the receipt thereof by Newco Canada Exchangeco for filing with the Canada Revenue Agency (or the applicable provincial taxing authority). Newco Canada Exchangeco will not be responsible for the proper completion of any election form and, except for Newco Canada Exchangeco’s obligation to return to the holder duly completed election forms which are received by Newco Canada Exchangeco within 90 days of the Effective Date, within 30 days after the receipt thereof by Newco Canada Exchangeco, Newco Canada Exchangeco will not be responsible for any taxes, interest or penalties resulting from the failure by a holder of Class B Common Shares to properly complete or file the election forms in the form and manner and within the time prescribed by the ITA (or any applicable provincial legislation). In its sole discretion, Newco Canada Exchangeco may choose to sign and return an election form received more than 90 days following the Effective Date, but Newco Canada Exchangeco will have no obligation to do so.

ARTICLE 3

RIGHTS OF DISSENT

3.1    Rights of Dissent of Holders of Domtar Common Shares

Holders of Domtar Common Shares may exercise rights of dissent with respect to such shares pursuant to and in the manner set forth in section 190 of the Act and this section 3.1 in connection with the Arrangement; provided that, notwithstanding subsection 190(5) of the Act, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the Act must be received by Domtar not later than 5:00 p.m. (Montréal time) on the Business Day preceding the Domtar Meeting. Holders of Domtar Common Shares who duly exercise such rights of dissent and who:

(a)	are ultimately determined to be entitled to be paid fair value for their Domtar Common Shares shall be deemed to have transferred such Domtar Common Shares to Offerco as of the Effective Time; or

(b)	are ultimately determined not to be entitled, for any reason, to be paid fair value for their Domtar Common Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Domtar Common Shares and shall receive Class B Common Shares, which in turn will be exchanged for Exchangeable Shares or shares of Spinco Common Stock in accordance with sections 2.2(b), 2.2(c) or 2.2(d), as applicable, but in no case shall Weyerhaeuser, Spinco, Newco, Newco Holding, DDII, Newco Canada, Newco Canada Exchangeco, Exchangeco Subsidiary, Offerco, Domtar or any other person be required to recognize such holders as holders of Domtar Common Shares after the Effective Time, and the names of such holders of Domtar Common Shares shall be deleted from the registers of holders of Domtar Common Shares at the Effective Time.

3.2    Rights of Dissent of Holders of Domtar Preferred Shares

Holders of Domtar Preferred Shares may exercise rights of dissent with respect to such shares pursuant to and in the manner set forth in section 190 of the Act and this section 3.2 in connection with the Arrangement; provided that, notwithstanding subsection 190(5) of the Act, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the Act must be received by Domtar not later than 5:00 p.m. (Montréal time) on the Business Day preceding the Domtar Meeting. Holders of Domtar Preferred Shares who duly exercise such rights of dissent and who:

(a)	are ultimately determined to be entitled to be paid fair value for their Domtar Preferred Shares shall be deemed to have transferred such Domtar Preferred Shares to Domtar for cancellation as of the Effective Time; or

(b)	are ultimately determined not to be entitled, for any reason, to be paid fair value for their Domtar Preferred Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Domtar Preferred Shares in accordance with section 2.2(j) and shall continue to beneficially own their Domtar Preferred Shares subject to the rights, privileges, restrictions and conditions applicable thereto.

ARTICLE 4

CERTIFICATES

4.1    Issuance of Exchangeable Shares and Shares of Spinco Common Stock

For the purposes of completing the Exchangeable Share Issuance and the Spinco Share Issuance in connection with the Arrangement, Newco Canada Exchangeco shall deliver to (i) the Exchange Agent and the Transfer Agent, immediately prior to the Effective Time, a duly authorized and executed treasury order and direction of Newco Canada Exchangeco setting forth the aggregate number of Exchangeable Shares to be issued in accordance with section 2.2; and (ii) the Exchange Agent and Spinco’s transfer agent, immediately prior to the Effective Time, a duly authorized and executed treasury order and direction of Spinco setting forth the aggregate number of shares of Spinco Common Stock to be issued in accordance with section 2.2, in each case less any amounts withheld pursuant to section 4.6, and shall instruct the Exchange Agent to hold in trust, until the Effective Time, the appropriate number of such shares to be delivered to each holder of Domtar Common Shares following the exchange of the Class B Common Shares. Provided that Newco Canada Exchangeco has complied with the immediately preceding sentence, on and after the Effective Time, the rights of each holder of Domtar Common Shares who has not exercised its Dissent Rights will be limited to receiving, as a holder of Class B Common Shares under section 2.2, that number of shares of Spinco Common Stock or Exchangeable Shares and the Ancillary Rights, as the case may be, to which such holder of Class B Common Shares is entitled pursuant to section 2.2 (together with any dividends or distributions with respect thereto pursuant to section 4.2) upon presentation and surrender by the holder of certificates representing the Domtar Common Shares held by such holder and the holder shall after the Effective Time be considered and deemed for all purposes to be the holder of the shares of Spinco Common Stock or Exchangeable Shares, as the case may be, to which it is entitled pursuant to section 2.2. At the Effective Time, upon surrender to the Exchange Agent of a certificate or certificates representing the Domtar Common Shares held by such holder prior to the Effective Time, together with such other documents and instruments as may be required to effect a transfer of such Domtar Common Shares and such additional documents and instruments as the Exchange Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive as a holder of Class B Common Shares, and the Exchange Agent on behalf of Newco Canada Exchangeco, shall deliver to such holder, in the form of a certificate or, in whole or in part, in book-entry form through the direct registration system, the shares of Spinco Common Stock or Exchangeable Shares to which such holder is entitled pursuant to section 2.2, less any amounts withheld pursuant to section 4.6 hereof.

4.2    Distributions with Respect to Unsurrendered Certificates

No dividends or other distributions declared or made after the Effective Time with respect to Exchangeable Shares or shares of Spinco Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding Domtar Common Shares that were exchanged pursuant to section 2.2, and no interest shall be earned or payable on these proceeds, unless and until the holder of such certificate shall surrender such certificate in accordance with section 4.1. Subject to applicable law, at the time of such surrender of any such certificate (or, in the case of clause (ii) below, at the appropriate payment date), there shall be paid to the holder of the certificates representing Domtar Common Shares, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to the Exchangeable Shares or shares of Spinco Common Stock, as the case may be, to which such holder is entitled pursuant hereto, and (ii) on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such Exchangeable Shares or shares of Spinco Common Stock, as the case may be.

4.3    Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Domtar Common Shares that were exchanged pursuant to section 2.2 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Exchange Agent will deliver, in exchange for such lost, stolen or destroyed certificate, one or more Exchangeable Shares or shares of Spinco Common Stock to which the holder is entitled, in the form of a certificate or, in whole or in part, in book-entry form through the direct registration system (and any dividends or distributions with respect thereto) deliverable in accordance with such holder’s Letter of Transmittal and Election Form. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the person to whom Exchangeable Shares or shares of Spinco Common Stock are to be delivered shall, as a condition precedent to the delivery thereof, give a bond satisfactory to Offerco, Newco Canada Exchangeco and Spinco and their respective transfer agents in such sum as Offerco, Newco Canada Exchangeco or Spinco may direct or otherwise indemnify Offerco, Newco Canada Exchangeco and Spinco in a manner satisfactory to Offerco, Newco Canada Exchangeco and Spinco against any claim that may be made against Offerco, Newco Canada Exchangeco or Spinco with respect to the certificate alleged to have been lost, stolen or destroyed.

4.4    Extinction of Rights

Any certificate which immediately prior to the Effective Time represented outstanding Domtar Common Shares that were exchanged pursuant to section 2.2 that is not deposited with all other instruments required by section 4.1 on or prior to the date of the notice referred to in section 5.7.2 of the Exchangeable Share Provisions, shall cease to represent a claim or interest of any kind or nature as a shareholder of Offerco, Newco Canada Exchangeco or Spinco. On such date, the Exchangeable Shares or the shares of Spinco Common Stock to which the former holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to Newco Canada Exchangeco, together with all entitlements to dividends, distributions and interest in respect thereof held for such former holder.

4.5    No Liability

None of the parties to the Transaction Agreement or the Exchange Agent shall be liable to any person in respect of any Class B Common Shares, any shares of Spinco Common Stock or any Exchangeable Shares (or dividends or distributions with respect thereto) or proceeds from a sale pursuant to section 4.6 that are delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any claim for the Arrangement Consideration (as defined in the Transaction Agreement) or any dividends has not been made prior to five years after the Effective Time (or immediately prior to such earlier date on which the Arrangement Consideration or dividends in respect of such shares would otherwise escheat to or become the property of any Government Entity), any such shares, cash, dividends or distributions shall, to the extent permitted by applicable law, become the property of Newco Canada Exchangeco, free and clear of all claims or interest of any person previously entitled thereto.

4.6    Withholding Rights

Each of Offerco, Newco Canada Exchangeco and Newco Canada shall be entitled, and may instruct the Exchange Agent to deduct and withhold from any dividend or consideration otherwise payable to any holder of Domtar Common Shares, Class B Common Shares, shares of Spinco Common Stock or Exchangeable Shares such amounts as Offerco, Newco Canada Exchangeco or Newco Canada is required or permitted to deduct and withhold with respect to such payments (i) under the ITA, the United States Internal Revenue Code of 1986 or any provision of provincial, state, local or foreign tax law, in each case, as amended or succeeded or (ii) required or permitted in order to comply with Section 116 of the ITA or any corresponding provisions of provincial law. To the extent any amounts are withheld, such amounts shall be treated for all purposes hereof as having been paid to the persons otherwise entitled thereto, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, Offerco, Newco Canada Exchangeco, Newco Canada and the Exchange Agent are hereby authorized to sell or otherwise dispose of, subject to applicable law, such portion of the consideration as is necessary to provide sufficient funds to Offerco, Newco Canada Exchangeco, Newco Canada or the Exchange Agent, as the case may be, to enable it to comply with such deduction or withholding requirement and Offerco, Newco Canada Exchangeco, Newco Canada or the Exchange Agent shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

ARTICLE 5

CERTAIN RIGHTS OF NEWCO CANADA TO ACQUIRE EXCHANGEABLE SHARES

5.1    Newco Canada Liquidation Call Right

(a)	Newco Canada shall have the overriding right (the “Liquidation Call Right”), in the event of and notwithstanding the proposed liquidation, dissolution or winding-up of Newco Canada Exchangeco pursuant to Article 5.5 of the Exchangeable Share Provisions, to purchase from all but not less than all of the holders of Exchangeable Shares (other than any holder of Exchangeable Shares which is a subsidiary of Spinco) on the Liquidation Date all but not less than all of the Exchangeable Shares held by each such holder on payment by Newco Canada of an amount per Exchangeable Share (the “Liquidation Call Purchase Price”) equal to the Current Market Price of a share of Spinco Common Stock on the last Business Day prior to the Liquidation Date, which shall be satisfied in full by Newco Canada causing to be delivered to such holder one share of Spinco Common Stock, plus any Dividend Amount. In the event of the exercise of the Liquidation Call Right by Newco Canada, each holder shall be obligated to sell all the Exchangeable Shares held by the holder to Newco Canada on the Liquidation Date on payment by Newco Canada to the holder of the Liquidation Call Purchase Price for each such share, and Newco Canada Exchangeco shall have no obligation to pay any Liquidation Amount to the holders of such shares so purchased by Newco Canada.

(b)	To exercise the Liquidation Call Right, Newco Canada must notify Newco Canada Exchangeco’s transfer agent (the “Transfer Agent”), as agent for the holders of Exchangeable Shares, and Newco Canada Exchangeco of Newco Canada’s intention to exercise such right at least 45 days before the Liquidation Date in the case of a voluntary liquidation, dissolution or winding up of Newco Canada Exchangeco and at least five Business Days before the Liquidation Date in the case of an involuntary liquidation, dissolution or winding up of Newco Canada Exchangeco. The Transfer Agent will notify the holders of Exchangeable Shares as to whether or not Newco Canada has exercised the Liquidation Call Right forthwith after the expiry of the period during which the same may be exercised by Newco Canada. If Newco Canada exercises the Liquidation Call Right, then on the Liquidation Date Newco Canada will purchase and the holders will sell all of the Exchangeable Shares then outstanding for a price per share equal to the Liquidation Call Purchase Price.

(c)

For the purposes of completing the purchase of the Exchangeable Shares pursuant to the Liquidation Call Right, Newco Canada shall deposit with the Transfer Agent, on or before the Liquidation Date, one single certificate representing the aggregate number of shares of Spinco Common Stock deliverable by Newco Canada and a cheque or cheques of Newco Canada payable at par at any branch of the bankers of Newco Canada representing the aggregate Dividend Amount, if any, in payment of the total Liquidation Call Purchase Price, less any amounts withheld pursuant to section 4.6. Provided that Newco Canada has complied with the immediately preceding sentence, on and after the Liquidation Date the rights of each holder of Exchangeable Shares will be limited to receiving such holder’s proportionate part of the total Liquidation Call Purchase Price payable by Newco Canada upon presentation and surrender by the holder of certificates, if any, representing the Exchangeable Shares held by such holder together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares and such additional documents and instruments as the Transfer Agent may reasonably require and the holder shall, on and after the Liquidation Date, be considered and deemed for all purposes to be the holder of the shares of Spinco Common Stock to which it is entitled. Upon surrender to the Transfer Agent of a certificate or certificates, if any, representing Exchangeable

Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares and such additional documents and instruments as the Transfer Agent may reasonably require, such holder shall be entitled to receive in exchange therefor, and the Transfer Agent on behalf of Newco Canada shall deliver to such holder the shares of Spinco Common Stock to which the holder is entitled (either in the form of a certificate or, in whole or in part, in book-entry form through the direct registration system) and a cheque or cheques of Newco Canada payable at par at any branch of the bankers of Newco Canada in payment of the remaining portion, if any, of the total Liquidation Call Purchase Price, less any amounts withheld pursuant to section 4.6. If Newco Canada does not exercise the Liquidation Call Right in the manner described above, then on the Liquidation Date the holders of the Exchangeable Shares will be entitled to receive in exchange therefor the Liquidation Amount otherwise payable by Newco Canada Exchangeco in connection with the liquidation, dissolution or winding-up of Newco Canada Exchangeco pursuant to Article 5.5 of the Exchangeable Share Provisions.

5.2    Newco Canada Redemption Call Right

In addition to Newco Canada’s rights contained in the Exchangeable Share Provisions, including, without limitation, the Retraction Call Right (as defined in the Exchangeable Share Provisions), Newco Canada shall have the following rights in respect of the Exchangeable Shares:

(a)	Newco Canada shall have the overriding right (the “Redemption Call Right”), notwithstanding the proposed redemption of the Exchangeable Shares by Newco Canada Exchangeco pursuant to Article 5.7 of the Exchangeable Share Provisions, to purchase from all but not less than all of the holders of Exchangeable Shares (other than any holder of Exchangeable Shares which is a subsidiary of Spinco) on the Redemption Date all but not less than all of the Exchangeable Shares held by each such holder on payment by Newco Canada to each holder of an amount per Exchangeable Share (the “Redemption Call Purchase Price”) equal to the Current Market Price of a share of Spinco Common Stock on the last Business Day prior to the Redemption Date, which shall be satisfied in full by Newco Canada causing to be delivered to such holder one share of Spinco Common Stock, plus the Dividend Amount. In the event of the exercise of the Redemption Call Right by Newco Canada, each holder shall be obligated to sell all the Exchangeable Shares held by the holder to Newco Canada on the Redemption Date on payment by Newco Canada to the holder of the Redemption Call Purchase Price for each such share, and Newco Canada Exchangeco shall have no obligation to redeem, or to pay any Dividend Amount in respect of, such shares so purchased by Newco Canada.

(b)	To exercise the Redemption Call Right, Newco Canada must notify the Transfer Agent, as agent for the holders of Exchangeable Shares, and Newco Canada Exchangeco of Newco Canada’s intention to exercise such right at least 60 days before the Redemption Date, except in the case of a redemption occurring as a result of a Spinco Control Transaction, an Exchangeable Share Voting Event or an Exempt Exchangeable Share Voting Event (each as defined in the Exchangeable Share Provisions), in which case Newco Canada shall so notify the Transfer Agent and Newco Canada Exchangeco on or before the Redemption Date. The Transfer Agent will notify the holders of the Exchangeable Shares as to whether or not Newco Canada has exercised the Redemption Call Right forthwith after the expiry of the period during which the same may be exercised by Newco Canada. If Newco Canada exercises the Redemption Call Right, on the Redemption Date Newco Canada will purchase and the holders will sell all of the Exchangeable Shares then outstanding for a price per share equal to the Redemption Call Purchase Price.

(c)

For the purposes of completing the purchase of the Exchangeable Shares pursuant to the Redemption Call Right, Newco Canada shall deposit with the Transfer Agent, on or before the Redemption Date, one single certificate representing the aggregate number of shares of Spinco Common Stock deliverable by Newco Canada and a cheque or cheques of Newco Canada payable at par at any branch of the bankers of Newco Canada representing the aggregate Dividend Amount, if any, in payment of the total Redemption Call Purchase Price, less any amounts withheld pursuant to section 4.6. Provided that Newco Canada has complied with the immediately preceding sentence, on and after the Redemption Date the rights of each holder of Exchangeable Shares will be limited to receiving such holder’s proportionate part of the total Redemption Call Purchase Price payable by Newco Canada upon presentation and surrender by the holder of certificates, if any, representing the Exchangeable Shares held by such holder together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares and such additional document and instruments as the Transfer Agent may reasonably require and the holder shall on and after the Redemption Date be considered and deemed for all purposes to be the holder of the shares of Spinco Common Stock to which it is entitled. Upon surrender to the Transfer Agent of a certificate or certificates, if any, representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares and such additional documents and instruments as the Transfer Agent may reasonably require, such holder shall be entitled to receive in exchange therefor, and the Transfer Agent on behalf of Newco Canada shall deliver to such holder, the shares of Spinco Common Stock to which the holder is entitled (either in the form of a certificate or, in whole or in part, in book-entry form through the direct registration system) and a cheque or cheques of Newco Canada payable at par at any branch of the bankers of Newco Canada in payment of the remaining portion, if any, of the total Redemption Call Purchase Price, less any amounts withheld pursuant to section 4.6. If Newco Canada does not exercise the Redemption Call Right in the manner described above, then on the Redemption Date the holders of the Exchangeable Shares will be entitled to receive in exchange therefor the redemption price otherwise payable by Newco Canada Exchangeco in connection with the redemption of the Exchangeable Shares pursuant to Article 5.7 of the Exchangeable Share Provisions.

5.3    Fractional Shares

As soon as practicable after any exchange by a holder of any Exchangeable Shares pursuant to this Article 5, Newco Canada shall direct the Transfer Agent (i) to determine the number, if any, of whole and fractional shares of Spinco Common Stock allocable to such holder, (ii) to aggregate all such fractional shares and sell the whole shares obtained thereby at the direction of the Corporation either in open market transactions or otherwise, in each case at then prevailing trading prices, and (iii) to cause to be distributed to such holder in lieu of any fractional share, such holder’s rateable share of the proceeds of such sale, after making appropriate deductions of the amount required to be withheld for tax purposes and after deducting an amount equal to all brokerage charges, commissions and transfer taxes attributed to such sale.

ARTICLE 6

AMENDMENTS

6.1    Amendments to Plan of Arrangement

Domtar reserves the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved in writing by Spinco and Weyerhaeuser, (iii) filed with the Court and, if made following the Domtar Meeting, approved by the Court, and (iv) communicated to holders of Domtar Common Shares, Domtar Options, Domtar Rights, Domtar PSUs, Domtar DSUs and Domtar Preferred Shares, if and as required by the Court.

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Domtar at any time prior to the Domtar Meeting (provided that Spinco shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Domtar Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Domtar Meeting shall be effective only if (i) it is consented to in writing by each of Domtar, Spinco and Weyerhaeuser, and (ii) if required by the Court, it is consented to by holders of the Domtar Common Shares, Domtar Options and Domtar Preferred Shares voting in the manner directed by the Court.

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Spinco, provided that it concerns a matter which, in the reasonable opinion of Spinco, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any holder of Domtar Common Shares, Domtar Options, Domtar Rights, Domtar PSUs, Domtar DSUs or Domtar Preferred Shares or any holder of shares of Spinco Common Stock.

ARTICLE 7

FURTHER ASSURANCES

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Transaction Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

APPENDIX 1

TO THE PLAN OF ARRANGEMENT

PROVISIONS ATTACHING TO

THE CLASS A COMMON SHARES AND

THE CLASS B COMMON SHARES

OF 4388216 CANADA INC.

(the “Corporation”)

ARTICLE 1

The Class A common shares in the capital of the Corporation (the “Class A Common Shares”) and the Class B common shares in the capital of the Corporation (the “Class B Common Shares”) shall have the following rights, privileges, restrictions and conditions:

ARTICLE 1.1

PROVISIONS ATTACHING TO

THE CLASS A COMMON SHARES AND

THE CLASS B COMMON SHARES

1.1.1 Subject to the rights, privileges, restrictions and conditions attaching to any class or series of shares of the Corporation from time to time outstanding, the holders of the Class A Common Shares and the Class B Common Shares shall participate equally with each other as to dividends and the Corporation shall pay dividends thereon, if, as and when declared by the board of directors of the Corporation, in equal amounts per share and at the same time on all such Class A Common Shares and Class B Common Shares at the time outstanding as the board of directors of the Corporation may from time to time determine, without preference or distinction; provided that only the holders of Class A Common Shares shall be entitled to receive stock dividends on such shares and the holders of Class B Common Shares shall not be entitled to receive stock dividends.

1.1.2 The Class A Common Shares and the Class B Common Shares shall each entitle the holder thereof to one vote per Class A Common Share and one vote per Class B Common Share at all meetings, except meetings at which only registered holders of another specified class or series of shares are entitled to vote.

1.1.3 Subject to the rights, privileges, restrictions and conditions attaching to any class or series of shares of the Corporation from time to time outstanding, the holders of the Class A Common Shares and the Class B Common Shares shall have the right to receive equally, share for share, the remaining property of the Corporation on the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

APPENDIX 2

TO THE PLAN OF ARRANGEMENT

PROVISIONS ATTACHING TO

THE COMMON SHARES,

THE CLASS A PREFERENCE SHARES,

THE CLASS B PREFERENCE SHARES,

THE CLASS C PREFERENCE SHARES AND

THE EXCHANGEABLE SHARES

OF DOMTAR (CANADA) PAPER INC.

ARTICLE 1

ARTICLE 1.1

INTERPRETATION

1.1.1 For the purposes of Article 2, 3 and 4:

“Act” means the Business Corporations Act (British Columbia), as amended;

“Board of Directors” means the board of directors of the Corporation;

“Class A Preference Shares” means the Class A preference shares in the capital of the Corporation;

“Class A Redemption Notice” has the meaning set out in section 3.5.2;

“Class A Redemption Price” has the meaning set out in section 3.5.1;

“Class A Redemption by Holder Notice” has the meaning set out in section 3.6.2;

“Class B Preference Shares” means the Class B preference shares in the capital of the Corporation;

“Class C Preference Shares” means the Class C preference shares in the capital of the Corporation;

“Class C Redemption Notice” has the meaning set out in section 4.5.2;

“Class C Redemption Price” has the meaning set out in section 4.5.1;

“Common Shares” means the common shares in the capital of the Corporation;

“Corporation” means Domtar (Canada) Paper Inc., a corporation governed by the Act;

“Exchangeable Shares” means the non-voting exchangeable shares in the capital of the Corporation;

“Mandatory Redemption Date” has the meaning set out in section 4.5.1; and

“Preference Shares” means the Class A Preference Shares, the Class B Preference Shares and the Class C Preference Shares.

1.1.2 Unless otherwise stated, the expressions “Article”, “section”, “subsection” or “clause” followed by a number mean and refer to the specified article, section, subsection or clause of these provisions.

ARTICLE 2

The Common Shares shall have the following rights, privileges, restrictions and conditions:

ARTICLE 2.1

PROVISIONS ATTACHING TO

THE COMMON SHARES

2.1.1 Subject to the rights, privileges, restrictions and conditions attaching to the Preference Shares, the Exchangeable Shares and any other class or series of shares of the Corporation from time to time outstanding, the holders of the Common Shares shall be entitled to receive dividends and the Corporation shall pay dividends thereon, if, as and when declared by the board of directors of the Corporation, as the board of directors of the Corporation may from time to time determine.

2.1.2 Each holder of Common Shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation and to vote thereat, except meetings at which only holders of a specified class of shares (other than Common Shares) or specified series of shares are entitled to vote. Each holder of Common Shares shall be entitled to one vote in respect of each Common Share held by such holder.

2.1.3 Subject to the rights, privileges, restrictions and conditions attaching to the Preference Shares, the Exchangeable Shares and any other class or series of shares of the Corporation, the holders of the Common Shares shall have the right to receive equally, share for share, the remaining property of the Corporation on the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

ARTICLE 3

The Class A Preference Shares and the Class B Preference Shares shall have the following rights, privileges, restrictions and conditions:

ARTICLE 3.1

RANKING OF CLASS A PREFERENCE SHARES AND

CLASS B PREFERENCE SHARES

3.1.1 The Class A Preference Shares and Class B Preference Shares shall rank pari passu with each other and shall be entitled to a preference over the Common Shares and the Exchangeable Shares and any other shares ranking junior to the Class A Preference Shares and the Class B Preference Shares but shall rank junior to the Class C Preference Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs.

ARTICLE 3.2

DIVIDENDS – CLASS A PREFERENCE SHARES

3.2.1 Subject to the provisions of the Act, the holders of the Class A Preference Shares, in priority to the Common Shares and any other shares ranking junior to the Class A Preference Shares, shall be entitled to receive and the Corporation shall pay thereon, as and when declared by the Board of Directors out of the moneys of the Corporation properly applicable to the payment of dividends, preferential non-cumulative dividends at the rate of $1.00 per Class A Preference Share in each fiscal year of the Corporation. The Board of Directors shall be entitled from time to time to declare part of the preferential non-cumulative cash dividend for any fiscal year notwithstanding that such dividend for such fiscal year shall not be declared in full. If, within two months after the expiration of any fiscal year of the Corporation, the Board of Directors in its discretion shall not declare the said dividend or any part thereof on the Class A Preference Shares for such fiscal year, then the rights of the holders of the Class A Preference Shares to such dividend or to any undeclared part thereof for such fiscal year shall be forever extinguished. The holders of the Class A Preference Shares shall not be entitled to any dividends other than or in excess of the preferential non-cumulative cash dividends provided for herein.

3.2.2 Cheques of the Corporation payable at par at any branch of the Corporation’s bankers for the time being in Canada shall be issued in respect of the dividends on the Class A Preference Shares (less any tax required to be withheld by the Corporation) and payment thereof shall satisfy such dividends. Dividends which are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable shall be forfeited to the Corporation.

3.2.3 So long as any Class A Preference Shares are outstanding:

(a)	the Corporation shall not declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Class A Preference Shares) on any shares of the Corporation ranking junior to the Class A Preference Shares in respect of the payment of dividends; and

(b)	the Corporation shall not purchase or otherwise acquire for value any shares of the Corporation ranking junior to the Class A Preference Shares (except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking junior to the Class A Preference Shares) or make any payment in respect of the return of capital for such shares;

unless, in each such case, either (i) all dividends declared on the outstanding Class A Preference Shares shall have been paid or set apart for payment or (ii) the consent in writing of the holders of all the Class A Preference Shares outstanding has been obtained.

ARTICLE 3.3

DISSOLUTION – CLASS A PREFERENCE SHARES

3.3.1 In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Class A Preference Shares shall be entitled to receive from the assets and property of the Corporation for each Class A Preference Share held by them respectively the sum of $10.00 together with all declared and unpaid preferential non-cumulative cash dividends thereon before any amount shall be paid or any property or assets of the Corporation distributed to the holders of Common Shares or shares of any other class ranking junior to the Class A Preference Shares in respect of the return of capital. After payment to the holders of the Class A Preference Shares of the amount so payable to them as above provided, they shall not be entitled to share in any further distribution of the property or assets of the Corporation.

ARTICLE 3.4

PURCHASE BY THE CORPORATION – CLASS A PREFERENCE SHARES

3.4.1 Subject to the provisions of the Act, the Corporation may at any time or from time to time purchase all or any part of the then outstanding Class A Preference Shares at the lowest price at which, in the opinion of the Board of Directors, such shares are obtainable, but not exceeding the Class A Redemption Price calculated in the manner set out in 3.5.1.

ARTICLE 3.5

REDEMPTION BY THE CORPORATION – CLASS A PREFERENCE SHARES

3.5.1 Subject to the provisions of the Act, the Corporation may, upon giving notice as hereinafter provided, redeem at any time the whole or from time to time any part of the then outstanding Class A Preference Shares on payment for each share to be redeemed of a sum of $10.00 together with all declared and unpaid preferential non-cumulative cash dividends thereon (the “Class A Redemption Price”).

3.5.2 In the case of redemption of Class A Preference Shares under the provisions of section 3.5.1, the Corporation shall at least five days before the time specified for redemption, send by facsimile, e-mail or other form of electronic communication which provides for receipt confirmation, to each person who at the date of sending is a registered holder of Class A Preference Shares to be redeemed, a notice in writing (a “Class A Redemption Notice”) of the intention of the Corporation to redeem such Class A Preference Shares. The Class A Redemption Notice shall set out the Class A Redemption Price and the time and date on which redemption is to take place and, if only part of the shares held by the shareholder to whom it is addressed is to be redeemed, the number thereof so to be redeemed. On or after the date so specified for redemption, the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Class A Preference Shares to be redeemed the Class A Redemption Price thereof on presentation and surrender of the certificate(s) representing the Class A Preference Shares called for redemption at the registered office of the Corporation, or any other place or places designated in the Class A Redemption Notice. If only a part of the shares represented by any certificate are to be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. Subject to the provisions of section 3.5.3, on and after the date specified for redemption in a Class A Redemption Notice, the Class A Preference Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the shareholders shall remain unaffected.

3.5.3 The Corporation shall have the right, at any time after the sending of a Class A Redemption Notice as aforesaid, to deposit the Class A Redemption Price (less any tax required to be withheld by the Corporation) for the shares so called for redemption or of such of the said shares represented by certificates as have not at the date of such deposit been surrendered by the registered holders thereof in connection with such redemption, to a special account in a specified chartered bank or a specified trust company in Canada, named in such Class A Redemption Notice, to be paid without interest to or to the order of the respective registered holders of such Class A Preference Shares called for redemption upon presentation and surrender to such bank or trust company of the certificate(s) representing the same and upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Class A Preference Shares in respect whereof such deposit shall have been made shall be deemed to be redeemed and the rights of the holders thereof after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total Class A Redemption Price so deposited against presentation and surrender of the said certificates held by them respectively. Any interest earned on any such deposit shall belong to the Corporation. Redemption moneys that are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed (including moneys held on deposit to a special account as provided for above) for a period of six years from the date specified for redemption shall be forfeited to the Corporation.

3.5.4 In the event that only part of the Class A Preference Shares is at any time to be redeemed, the shares so to be redeemed shall be selected pro rata (disregarding fractions) from among the holders of record thereof as at the date of the notice of redemption or in such other manner as the Board of Directors in its sole discretion may deem equitable.

ARTICLE 3.6

REDEMPTION AT THE OPTION OF THE HOLDERS – CLASS A PREFERENCE SHARES

3.6.1 Subject to the provisions of the Act, every registered holder of Class A Preference Shares may, at its option and in the manner hereinafter provided, require the Corporation to redeem at any time all or part of the Class A Preference Shares held by such holder upon payment of the Class A Redemption Price for each Class A Preference Share to be redeemed.

3.6.2 In the case of the redemption of Class A Preference Shares under the provisions of section 3.6.1, the registered holder thereof shall surrender the certificate or certificates representing such Class A Preference Shares at the registered office of the Corporation accompanied by a notice in writing (a “Class A Redemption by Holder Notice”) signed by such holder requiring the Corporation to redeem all or a specified number of the Class A Preference Shares represented thereby. As soon as practicable following receipt of a Class A

Redemption by Holder Notice and the certificate(s) representing the Class A Preference Shares to be redeemed, the Corporation shall pay or cause to be paid to or to the order of the registered holder of the Class A Preference Shares to be redeemed the Class A Redemption Price for each Class A Preference Share (less any tax required to be withheld by the Corporation). If only a part of the Class A Preference Shares represented by any certificate are redeemed, a new certificate for the balance shall be issued at the expense of the Corporation.

ARTICLE 3.7

VOTING RIGHT – CLASS A PREFERENCE SHARES

3.7.1 Subject to the provisions of the Act, the holders of the Class A Preference Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of the Corporation and shall not be entitled to vote at any such meeting.

ARTICLE 3.8

RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS – CLASS B PREFERENCE SHARES

3.8.1 The Class B Preference Shares, as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

(a)	the Class B Preference Shares may from time to time be issued in one or more series and subject to the following provisions and subject to the alteration of the articles and the notice of articles of the Corporation in respect thereof in accordance with the Act, the directors may fix from time to time before such issue the number of shares that is to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to each series of Class B Preference Shares including, without limiting the generality of the foregoing, the issue price per share of the shares of such series, the rate or amount of any dividends or the method of calculating any dividends, the dates of payment thereof, any redemption, purchase and/or conversion prices and terms and conditions of any redemption, purchase and/or conversion, and any sinking fund or other provisions;

(b)	the Class B Preference Shares of each series shall, with respect to the payment of any dividends, return of capital and distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, rank pari passu with the Class B Preference Shares of every other series. The Class B Preference Shares of any series may also be given such other preferences, not inconsistent with these articles, over the Common Shares and the Exchangeable Shares and any other shares of the Corporation ranking junior to such Class B Preference Shares;

(c)	if any cumulative dividends or amounts payable on the return of capital in respect of a series of Class B Preference Shares are not paid in full, all series of Class B Preference Shares shall participate rateably in respect of such dividends and return of capital;

(d)	unless the directors otherwise determine in the alteration to the articles and the notice of articles of the Corporation in respect thereof designating a series, and subject to the provisions of the Act and paragraph (e) below, the Class B Preference Shares shall have no voting rights as a class; and

(e)	any alteration to the articles and the notice of articles of the Corporation in respect thereof to remove or vary any rights, privileges, restrictions and conditions attaching to the Class B Preference Shares as a class or to create any other class of shares ranking in priority to or on a parity with the Class B Preference Shares, in addition to any other vote required by the Act, shall require the authorization by special resolution given by at least two-thirds of the votes cast at a meeting of the holders of Class B Preference Shares duly called for that purpose and at every meeting at which a holder of a Class B Preference Share is entitled to vote, he, she or it shall be entitled to one vote in respect of each Class B Preference Share held.

ARTICLE 4

The Class C Preference Shares shall have the following rights, privileges, restrictions and conditions:

ARTICLE 4.1

RANKING OF CLASS C PREFERENCE SHARES

4.1.1 The Class C Preference Shares shall be entitled to a preference over the Class A Preference Shares, the Class B Preference Shares, the Common Shares, the Exchangeable Shares and any other shares ranking junior to the Class C Preference Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs.

ARTICLE 4.2

DIVIDENDS – CLASS C PREFERENCE SHARES

4.2.1 Subject to the provisions of the Act, the holders of the Class C Preference Shares, in priority to the Class A Preference Shares, the Class B Preference Shares, the Common Shares, the Exchangeable Shares and any other shares ranking junior to the Class C Preference Shares, shall be entitled to receive and the Corporation shall pay thereon, as and when declared by the Board of Directors out of the moneys of the Corporation properly applicable to the payment of dividends, preferential fixed cumulative dividends in an amount to be established by the board of directors of the Corporation prior to the date such shares are first issued, such amount not to exceed $1.20 per Class C Preference Share in each fiscal year of the Corporation, payable in semi-annual instalments on the last day of each of June and December in each year. If on any dividend payment date the Corporation shall not have paid the said dividends in full on all Class C Preference Shares then outstanding, such dividends, or the unpaid part thereof, shall be paid on a subsequent date or dates in priority to dividends on the Class A Preference Shares, the Class B Preference Shares, the Common Shares and the Exchangeable Shares and on any shares of any other class ranking junior as to the payment of dividends to the Class C Preference Shares. The holders of the Class C Preference Shares shall not be entitled to any dividends other than or in excess of the preferential cumulative cash dividends provided for herein.

4.2.2 Cheques of the Corporation payable at par at any branch of the Corporation’s bankers for the time being in Canada shall be issued in respect of the dividends on the Class C Preference Shares (less any tax required to be withheld by the Corporation) and payment thereof shall satisfy such dividends. Subject to the Act and any applicable law, dividends which are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable shall be forfeited to the Corporation.

4.2.3 So long as any Class C Preference Shares are outstanding:

(a)	the Corporation shall not declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Class C Preference Shares) on any shares of the Corporation ranking junior to the Class C Preference Shares in respect of the payment of dividends; and

(b)	the Corporation shall not purchase or otherwise acquire for value any shares of the Corporation ranking junior to the Class C Preference Shares (except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking junior to the Class C Preference Shares) or make any payment in respect of the return of capital for such shares;

unless, in each such case, either (i) all dividends accrued on the outstanding Class C Preference Shares up to and including the dividend payable on the last preceding dividend payment date shall have been declared and paid or set apart for payment or (ii) the consent in writing of the holders of all the Class C Preference Shares outstanding has been obtained.

ARTICLE 4.3

DISSOLUTION – CLASS C PREFERENCE SHARES

4.3.1 In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Class C Preference Shares shall be entitled to receive from the assets and property of the Corporation for each Class C Preference Share held by them respectively an amount per share equal to $10.00, together with all unpaid preferential cumulative cash dividends, whether declared or undeclared, which shall have accrued thereon (less any tax required to be withheld by the Corporation) before any amount shall be paid or any property or assets of the Corporation distributed to the holders of Class A Preference Shares, the Class B Preference Shares, the Common Shares, the Exchangeable Shares or shares of any other class ranking junior to the Class C Preference Shares in respect of the return of capital. After payment to the holders of the Class C Preference Shares of the amount so payable to them as above provided, they shall not be entitled to share in any further distribution of the property or assets of the Corporation.

ARTICLE 4.4

PURCHASE BY THE CORPORATION – CLASS C PREFERENCE SHARES

4.4.1 Subject to the provisions of the Act, the Corporation may at any time or from time to time purchase all or any part of the then outstanding Class C Preference Shares at the lowest price at which, in the opinion of the Board of Directors, such shares are obtainable.

ARTICLE 4.5

REDEMPTION BY THE CORPORATION – CLASS C PREFERENCE SHARES

4.5.1 The Corporation shall not redeem, and shall not be compelled to redeem, any Class C Preference Shares prior to the Mandatory Redemption Date. Subject to the provisions of the Act, the Corporation shall, on the date which is seven years following issuance of the Class C Preference Shares (the “Mandatory Redemption Date”) redeem all, but not less than all, of the Class C Preference Shares then outstanding on payment of an amount per share equal to $10.00, together with all unpaid dividends, whether declared or undeclared, which shall have accrued thereon and which, for such purpose, shall be treated as accruing up to the Mandatory Redemption Date (the “Class C Redemption Price”).

4.5.2 The Corporation shall at least five days before the Mandatory Redemption Date, send by facsimile, e-mail or other form of electronic communication which provides for receipt confirmation, to each person who at the date of sending is a registered holder of Class C Preference Shares to be redeemed, a notice in writing (a “Class C Redemption Notice”) which shall set out the Mandatory Redemption Date, the Class C Redemption Price and the time and place at which redemption is to take place. On or after the date so specified for redemption, the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Class C Preference Shares to be redeemed the Class C Redemption Price (less any tax required to be withheld by the Corporation) thereof on presentation and surrender of the certificate(s) representing the Class C Preference Shares called for redemption at the registered office of the Corporation, or any other place or places designated in the Class C Redemption Notice. Subject to the provisions of section 4.5.3, on and after the date specified for redemption in a Class C Redemption Notice, the Class C Preference Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Class C Redemption Price (less any tax required to be withheld by the Corporation) shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the shareholders shall remain unaffected.

4.5.3 The Corporation shall have the right, at any time after the sending of a Class C Redemption Notice as aforesaid, to deposit the Class C Redemption Price for the shares so called for redemption or of such of the said shares represented by certificates as have not at the date of such deposit been surrendered by the registered holders thereof in connection with such redemption, to a special account in a specified chartered bank or a specified trust company in Canada, named in such Class C Redemption Notice, to be paid without interest to or to the order of the respective registered holders of such Class C Preference Shares called for redemption upon presentation and surrender to such bank or trust company of the certificate(s) representing the same and upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Class C Preference Shares in respect whereof such deposit shall have been made shall be deemed to be redeemed and the rights of the holders thereof after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total Class C Redemption Price so deposited against presentation and surrender of the said certificates held by them respectively. Any interest earned on any such deposit shall belong to the Corporation. Redemption moneys that are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed (including moneys held on deposit to a special account as provided for above) for a period of six years from the date specified for redemption shall be forfeited to the Corporation.

ARTICLE 4.6

VOTING RIGHTS – CLASS C PREFERENCE SHARES

4.6.1 Subject to the provisions of the Act, the holders of the Class C Preference Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of the Corporation and shall not be entitled to vote at any such meeting.

ARTICLE 5

The Exchangeable Shares shall have the following rights, privileges, restrictions and conditions:

ARTICLE 5.1

INTERPRETATION

5.1.1 For the purposes of this Article 5.1:

“Arrangement” means an arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, to which plan these share provisions are attached as Appendix 2, subject to any amendments or variations made in accordance with section 8.03 of the Transaction Agreement or Article 6 of the Plan of Arrangement or made at the direction of the Court in the Final Order;

“Board of Directors” means the board of directors of the Corporation;

“Business Day” means any day on which commercial banks are generally open for business in Seattle, Washington, Montréal, Québec, Toronto, Ontario and New York, New York, other than a Saturday, a Sunday or a day observed as a holiday in Seattle, Washington under the laws of the State of Washington or the federal laws of the United States of America, in Montréal, Québec under the laws of the Province of Québec or the federal laws of Canada, in Toronto, Ontario under the laws of the Province of Ontario or the federal laws of Canada or in New York, New York under the laws of the State of New York or the federal laws of the United States of America;

“Canadian Dollar Equivalent” means in respect of an amount expressed in a currency other than Canadian dollars (the “Foreign Currency Amount”) at any date the product obtained by multiplying (a) the Foreign Currency Amount by, (b) the noon spot exchange rate on such date for such foreign currency expressed in Canadian dollars as reported by the Bank of Canada or, in the event such spot exchange rate is not available, such spot exchange rate on such date for such foreign currency expressed in Canadian dollars as may be deemed by the Board of Directors to be appropriate for such purpose;

“CBCA” means the Canada Business Corporations Act, as amended;

“Change” has the meaning set out in section 5.11.2 of these share provisions;

“Class C Preference Shares” means the Class C preference shares in the capital of the Corporation;

“Common Shares” means the common shares in the capital of the Corporation;

“Corporation” means Domtar (Canada) Paper Inc., a corporation governed by the Business Corporations Act (British Columbia) and a wholly-owned subsidiary of Newco Canada;

“Court” means the Superior Court of Québec;

“Current Market Price” means, in respect of a share of Spinco Common Stock on any date, the Canadian Dollar Equivalent of the average of the closing bid and asked prices of shares of Spinco Common Stock during a period of 20 consecutive trading days ending not more than three trading days before such date on the NYSE, or, if the shares of Spinco Common Stock are not then listed on the NYSE, on such other stock exchange or automated quotation system on which the shares of Spinco Common Stock are listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose; provided, however, that if in the opinion of the Board of Directors the public distribution or trading activity of shares of Spinco Common Stock during such period does not create a market which reflects the fair market value of a share of Spinco Common Stock, then the Current Market Price of a share of Spinco Common Stock shall be determined by the Board of Directors, in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by the Board of Directors shall be conclusive and binding;

“Director” means the Director appointed pursuant to section 260 of the CBCA;

“Distribution” has the meaning set out in section 5.11.1 of these share provisions;

“Distribution Date” has the meaning ascribed thereto in the Contribution and Distribution Agreement (as defined in the Transaction Agreement);

“Dividend Amount” means an amount equal to and in satisfaction of all declared and unpaid dividends on each Exchangeable Share held by a holder on any dividend record date which occurred prior to the date of purchase of such shares by Newco Canada or the Corporation, as the case may be, from such holder;

“Domtar” means Domtar Inc., a corporation governed by the CBCA;

“Effective Date” means the date shown on the certificate of arrangement issued by the Director under the CBCA giving effect to the Arrangement which shall be the same date as the Distribution Date;

“Exchangeable Share Voting Event” means any matter in respect of which holders of Exchangeable Shares are entitled to vote as shareholders of the Corporation, other than an Exempt Exchangeable Share Voting Event, and, for greater certainty, excluding any matter in respect of which holders of Exchangeable Shares are entitled to vote (or instruct the Trustee to vote) in their capacity as Beneficiaries under (and as that term is defined in) the Voting and Exchange Trust Agreement;

“Exchangeable Shares” means the non-voting exchangeable shares in the capital of the Corporation, having the rights, privileges, restrictions and conditions set forth herein;

“Exempt Exchangeable Share Voting Event” means any matter in respect of which holders of Exchangeable Shares are entitled to vote as shareholders of the Corporation in order to approve or disapprove, as applicable, any change to, or in the rights of the holders of, the Exchangeable Shares, where the approval or disapproval, as applicable, of such change would be required to maintain the economic equivalence of the Exchangeable Shares and the shares of Spinco Common Stock;

“Final Order” means the order of the Court approving the Plan of Arrangement as such order may be amended at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed;

“Government Entity” means any federal, provincial, state, local or foreign government or any court of competent jurisdiction, administrative agency or commission or other governmental entity or instrumentality, domestic or foreign;

“Liquidation Amount” has the meaning ascribed thereto in section 5.5.1 of these share provisions;

“Liquidation Call Right” has the meaning ascribed thereto in the Plan of Arrangement;

“Liquidation Date” has the meaning ascribed thereto in section 5.5.1 of these share provisions;

“Newco” means Domtar Paper Company, LLC, a limited liability company formed under the laws of the State of Delaware and a wholly-owned subsidiary of Spinco;

“Newco Canada” means Domtar Pacific Papers ULC, an unlimited liability company existing under the Companies Act (Nova Scotia) and a wholly-owned subsidiary of Newco Holding;

“Newco Canada Call Notice” has the meaning ascribed thereto in section 5.6.3 of these share provisions;

“Newco Holding” means Domtar Delaware Holdings Inc., a corporation incorporated under the laws of the State of Delaware and a controlled subsidiary of Newco;

“NYSE” means the New York Stock Exchange, Inc.;

“person” means any individual, a general or limited partnership, a corporation, a trust, a joint venture, an unincorporated organization, a limited liability entity, any other entity and any Government Entity;

“Plan of Arrangement” means the plan of arrangement substantially in the form and content of Exhibit D annexed to the Transaction Agreement and any amendments or variations thereto made in accordance with section 8.03 of the Transaction Agreement or Article 6 of the Plan of Arrangement or made at the direction of the Court in the Final Order;

“Preference Shares” means the Class A preference shares, the Class B preference shares and the Class C preference shares in the capital of the Corporation;

“Purchase Price” has the meaning ascribed thereto in section 5.6.3 of these share provisions;

“Redemption Call Purchase Price” has the meaning ascribed thereto in the Plan of Arrangement;

“Redemption Call Right” has the meaning ascribed thereto in the Plan of Arrangement;

“Redemption Date” means the date, if any, established by the Board of Directors for the redemption by the Corporation of all but not less than all of the outstanding Exchangeable Shares pursuant to section 5.7.1 of these share provisions, which date shall be no earlier than July 31, 2023, unless:

(a)	(i) there are fewer than 5,000,000 Exchangeable Shares outstanding (other than Exchangeable Shares held by Spinco and its subsidiaries, and as such number of shares may be adjusted as deemed appropriate by the Board of Directors to give effect to any Distribution or Change in respect of the Exchangeable Shares pursuant to Article 5.11 of these provisions), and (ii) no Exchangeable Shares issued upon the exchange of the Domtar Common Shares deposited with Computershare Trust Company of Canada as successor to Montreal Trust Company of Canada (“MTCC”), as depository, in connection with the trust indenture dated June 29, 1988, between George Weston Limited and MTCC remain deposited with MTCC, or any successor depository, under the terms of such indenture, in which case the Board of Directors may accelerate such redemption date to such date prior to July 31, 2023 as it may determine, upon at least 60 days’ prior written notice to the registered holders of the Exchangeable Shares and the Trustee;

(b)

a Spinco Control Transaction occurs, in which case, provided that the Board of Directors determines, in good faith and in its sole discretion, that it is not reasonably practicable to substantially replicate the terms and conditions of the Exchangeable Shares in connection with such Spinco Control Transaction and that the redemption of all but not less than all of the outstanding Exchangeable Shares is necessary to enable the completion of such Spinco Control Transaction in accordance with its terms, the Board of Directors may accelerate such redemption date to such date prior to July 31, 2023 as it may determine, upon such number of days’ prior written notice to the registered holders of the Exchangeable Shares and the Trustee as the Board of Directors may determine to be reasonably practicable in such circumstances;

(c)	an Exchangeable Share Voting Event is proposed, in which case, provided that the Board of Directors has determined, in good faith and in its sole discretion, that it is not reasonably practicable to accomplish the business purpose intended by the Exchangeable Share Voting Event, which business purpose must be bona fide and not for the primary purpose of causing the occurrence of a Redemption Date, in any other commercially reasonable manner that does not result in an Exchangeable Share Voting Event, the redemption date shall be the Business Day prior to the record date for any meeting or vote of the holders of the Exchangeable Shares to consider the Exchangeable Share Voting Event and the Board of Directors shall give such number of days’ prior written notice of such redemption to the registered holders of the Exchangeable Shares and the Trustee as the Board of Directors may determine to be reasonably practicable in such circumstances; or

(d)	an Exempt Exchangeable Share Voting Event is proposed and the holders of the Exchangeable Shares fail to take the necessary action at a meeting or other vote of holders of Exchangeable Shares, to approve or disapprove, as applicable, the Exempt Exchangeable Share Voting Event, in which case the redemption date shall be the Business Day following the day on which the holders of the Exchangeable Shares failed to take such action, provided, however, that the accidental failure or omission to give any notice of redemption under clauses (a), (b), (c) or (d) above to less than 10% of such holders of Exchangeable Shares shall not affect the validity of any such redemption;

“Redemption Price” has the meaning ascribed thereto in section 5.7.1 of these share provisions;

“Retracted Shares” has the meaning ascribed thereto in section 5.6.1(a) of these share provisions;

“Retraction Call Right” has the meaning ascribed thereto in section 5.6.1(c) of these share provisions;

“Retraction Date” has the meaning ascribed thereto in section 5.6.1(b) of these share provisions;

“Retraction Price” has the meaning ascribed thereto in section 5.6.1 of these share provisions;

“Retraction Request” has the meaning ascribed thereto in section 5.6.1 of these share provisions;

“Spinco” means Domtar Corporation, a Delaware corporation;

“Spinco Common Stock” means the common stock of Spinco, par value US$0.01 per share and any other securities into which such shares may be changed;

“Spinco Control Transaction” means any merger, amalgamation, tender offer, material sale of shares or rights or interests therein or thereto or similar transactions involving Spinco, or any proposal to do so;

“Spinco Dividend Declaration Date” means the date on which the board of directors of Spinco declares any dividend on the shares of Spinco Common Stock;

“subsidiary” of any person means any corporation or other organization whether incorporated or unincorporated of which at least a majority of the securities or interests having by the terms thereof ordinary voting power to elect at least a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled (i) by such person, (ii) by any one or more of its subsidiaries, or (iii) by such person and one or more of its subsidiaries; provided, however, that no person that is not directly or indirectly wholly-owned by any other person shall be a subsidiary of such other person unless such other person controls, or has the right, power or ability to control, that person;

“Support Agreement” means the agreement made between Spinco, Newco Canada, the Corporation, Newco and Newco Holding substantially in the form and content of Exhibit F annexed to the Transaction Agreement, with such changes thereto as the parties to the Transaction Agreement, acting reasonably, may agree, a copy of which is available at the registered office of the Corporation;

“Transaction Agreement” means the amended and restated transaction agreement dated as of the 25th day of January, 2007 among Weyerhaeuser Company, Spinco, Newco, Newco Holding, Domtar Pacific Papers Inc., Newco Canada, the Corporation, and Domtar, as amended, supplemented and/or restated in accordance therewith, providing for, among other things, the Arrangement, a copy of which is available at the registered office of the Corporation;

“Transfer Agent” means such person as may from time to time be appointed by the Corporation as the registrar and transfer agent for the Exchangeable Shares;

“Trustee” means the trustee chosen by Weyerhaeuser Company and Domtar, acting reasonably, to act as trustee under the Voting and Exchange Trust Agreement, being a corporation organized and existing under the laws of Canada and authorized to carry on the business of a trust company in all the provinces of Canada, and any successor trustee appointed under the Voting and Exchange Trust Agreement;

“Voting and Exchange Trust Agreement” means the agreement made between Spinco, Newco Canada, the Corporation and the Trustee in connection with the Plan of Arrangement substantially in the form and content of Exhibit G annexed to the Transaction Agreement with such changes thereto as the parties to the Transaction Agreement, acting reasonably, may agree, a copy of which is available at the registered office of the Corporation.

ARTICLE 5.2

RANKING OF EXCHANGEABLE SHARES

5.2.1 The Exchangeable Shares shall be entitled to a preference over the Common Shares and any other shares ranking junior to the Exchangeable Shares, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation, among its shareholders for the purpose of winding up its affairs.

ARTICLE 5.3

DIVIDENDS

5.3.1 A holder of an Exchangeable Share shall be entitled to receive and the Board of Directors shall, subject to applicable law, on each Spinco Dividend Declaration Date, declare a dividend on each Exchangeable Share:

(a)	in the case of a cash dividend declared on the shares of Spinco Common Stock, in an amount in cash for each Exchangeable Share in U.S. dollars, or the Canadian Dollar Equivalent thereof on the Spinco Dividend Declaration Date, in each case, corresponding to the cash dividend declared on each share of Spinco Common Stock;

(b)	in the case of a stock dividend declared on the shares of Spinco Common Stock to be paid in shares of Spinco Common Stock by the issue or transfer by the Corporation of such number of Exchangeable Shares for each Exchangeable Share as is equal to the number of shares of Spinco Common Stock to be paid on each share of Spinco Common Stock; or

(c)	in the case of a dividend declared on the shares of Spinco Common Stock in property other than cash or shares of Spinco Common Stock, in such type and amount of property for each Exchangeable Share as is the same as or economically equivalent to (to be determined by the Board of Directors as contemplated by section 5.3.5 hereof) the type and amount of property declared as a dividend on each share of Spinco Common Stock.

Such dividends shall be paid out of money, assets or property of the Corporation properly applicable to the payment of dividends, or out of authorized but unissued shares of the Corporation, as applicable.

5.3.2 Cheques of the Corporation payable at par at any branch of the bankers of the Corporation shall be issued in respect of any cash dividends contemplated by section 5.3.1(a) hereof and the sending of such a cheque to each holder of an Exchangeable Share shall satisfy the cash dividend represented thereby unless the cheque is not paid on presentation. Certificates representing the Exchangeable Shares paid as a stock dividend pursuant to section 5.3.1(b) registered in the name of the registered holder of Exchangeable Shares may be issued or transferred in respect of any stock dividends contemplated by section 5.3.1(b) hereof and the delivery of such a certificate (or the delivery of such Exchangeable Shares in book-entry form through the direct registration system) to each holder of an Exchangeable Share shall satisfy the stock dividend represented thereby. Such other type and amount of property in respect of any dividends contemplated by section 5.3.1(c) hereof shall be issued, distributed or transferred by the Corporation in such manner as it shall determine and the issuance, distribution or transfer thereof by the Corporation to each holder of an Exchangeable Share shall satisfy the dividend represented thereby. No holder of an Exchangeable Share shall be entitled to recover by action or other legal process against the Corporation any dividend that is represented by a cheque that has not been duly presented to the Corporation’s bankers for payment or that otherwise remains unclaimed for a period of six years from the date on which such dividend was payable.

5.3.3 The record date for the determination of the holders of Exchangeable Shares entitled to receive payment of, and the payment date for, any dividend declared on the Exchangeable Shares under section 5.3.1 hereof shall be the same dates as the record date and payment date, respectively, for the corresponding dividend declared on the shares of Spinco Common Stock.

5.3.4 If on any payment date for any dividends declared on the Exchangeable Shares under section 5.3.1 hereof the dividends are not paid in full on all of the Exchangeable Shares then outstanding, any such dividends that remain unpaid shall be paid on a subsequent date or dates determined by the Board of Directors on which the Corporation shall have sufficient moneys, assets or property properly applicable to the payment of such dividends.

5.3.5 The Board of Directors shall determine, in good faith and in its sole discretion, economic equivalence for the purposes of section 5.3.1 hereof, and each such determination shall be conclusive and binding on the Corporation and its shareholders. In making each such determination, the following factors shall, without excluding other factors determined by the Board of Directors to be relevant, be considered by the Board of Directors:

(a)	in the case of any distribution payable in shares of Spinco Common Stock, the number of such shares issued in proportion to the number of shares of Spinco Common Stock previously outstanding;

(b)	in the case of the issuance or distribution of any rights, options or warrants to subscribe for or purchase shares of Spinco Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire shares of Spinco Common Stock), the relationship between the exercise price of each such right, option or warrant and the Current Market Price;

(c)	in the case of the issuance or distribution of any other form of property (including without limitation any shares or securities of Spinco of any class other than shares of Spinco Common Stock, any rights, options or warrants other than those referred to in section 5.3.5(b) above, any evidences of indebtedness of Spinco or any assets of Spinco), the relationship between the fair market value (as determined by the Board of Directors in the manner above contemplated) of such property to be issued or distributed with respect to each outstanding share of Spinco Common Stock and the Current Market Price; and

(d)	in the case of any subdivision, redivision or change of the then outstanding shares of Spinco Common Stock into a greater number of shares of Spinco Common Stock or the reduction, combination, consolidation or change of the then outstanding shares of Spinco Common Stock into a lesser number of shares of Spinco Common Stock or any amalgamation, merger, reorganization or other transaction affecting Spinco Common Stock, the effect thereof upon the then outstanding Spinco Common Stock.

ARTICLE 5.4

CERTAIN RESTRICTIONS

5.4.1 So long as any of the Exchangeable Shares are outstanding, the Corporation shall not at any time without, but may at any time with, the approval of the holders of the Exchangeable Shares given as specified in section 5.10.2 of these share provisions:

(a)	pay any dividends on the Common Shares or any other shares ranking junior to the Exchangeable Shares, other than stock dividends payable in Common Shares or any such other shares ranking junior to the Exchangeable Shares, as the case may be;

(b)	redeem or purchase or make any capital distribution in respect of Common Shares or any other shares ranking junior to the Exchangeable Shares;

(c)	redeem or purchase any other shares of the Corporation ranking equally with the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution; or

(d)	issue any Exchangeable Shares or any other shares of the Corporation ranking equally with, or superior to, the Exchangeable Shares other than by way of stock dividends to the holders of such Exchangeable Shares.

The restrictions in sections 5.4.1(a), (b), (c) and (d) above shall not apply if all dividends on the outstanding Exchangeable Shares corresponding to dividends declared and paid to date on the shares of Spinco Common Stock shall have been declared and paid on the Exchangeable Shares.

ARTICLE 5.5

DISTRIBUTION ON LIQUIDATION

5.5.1 In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, a holder of Exchangeable Shares shall be entitled, subject to applicable law, to receive from the assets of the Corporation in respect of each Exchangeable Share held by such holder on the effective date (the “Liquidation Date”) of such liquidation, dissolution or winding-up, before any distribution of any part of the assets of the Corporation among the holders of the Common Shares or any other shares ranking junior to the Exchangeable Shares, an amount per Exchangeable Share (the “Liquidation Amount”) equal to the Current Market Price of a share of Spinco Common Stock on the last Business Day prior to the Liquidation Date, which shall be satisfied in full by the Corporation causing to be delivered to such holder, for each such Exchangeable Share, one share of Spinco Common Stock plus an amount equal to all declared and unpaid dividends on each such Exchangeable Share held by such holder on any dividend record date which occurred prior to the Liquidation Date.

5.5.2 On or promptly after the Liquidation Date, and subject to the exercise by Newco Canada of the Liquidation Call Right, the Corporation shall cause to be delivered to the holders of the Exchangeable Shares the Liquidation Amount for each such Exchangeable Share upon presentation and surrender of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of such Exchangeable Shares and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of the Exchangeable Shares. Payment of the total Liquidation Amount for such Exchangeable Shares shall be made by delivery to each holder, at the address of the holder recorded in the securities register of the Corporation for the Exchangeable Shares or by holding for pick-up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of Exchangeable Shares, on behalf of the Corporation, of the shares of Spinco Common Stock to which the holder is entitled (which shares shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance), either in the form of certificates representing the shares of Spinco Common Stock or, in whole or in part, in book-entry form through the direct registration system and, if applicable, a cheque of the Corporation payable at par at any branch of the bankers of the Corporation in respect of the remaining portion, if any, of the total Liquidation Amount (in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom). On and after the Liquidation Date, the holders of the Exchangeable Shares shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof, other than the right to receive their proportionate part of the total Liquidation Amount, unless payment of the total Liquidation Amount for such Exchangeable Shares shall not be made upon presentation and surrender of the documents and instruments required in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Liquidation Amount has been paid in the manner hereinbefore provided. The Corporation shall have the right at any time after the Liquidation Date to deposit or cause to be deposited the total Liquidation Amount in a custodial account with any chartered bank or trust company in Canada. Upon such deposit being made, the rights of the holders of Exchangeable Shares after such deposit shall be limited to receiving their proportionate part of the total Liquidation Amount (in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom) for such Exchangeable Shares so deposited, against presentation and surrender of the required documents and instruments in accordance with the foregoing provisions. Upon such payment or deposit of the total Liquidation Amount, the holders of the Exchangeable Shares shall thereafter be considered and deemed for all purposes to be holders of the shares of Spinco Common Stock delivered to them or the custodian on their behalf.

5.5.3 After the Corporation has satisfied its obligations to pay the holders of the Exchangeable Shares the Liquidation Amount per Exchangeable Share pursuant to section 5.5.1 of these share provisions, such holders shall not be entitled to share in any further distribution of the assets of the Corporation.

ARTICLE 5.6

RETRACTION OF EXCHANGEABLE SHARES BY HOLDER

5.6.1 A holder of Exchangeable Shares shall be entitled at any time, subject to the exercise by Newco Canada of the Retraction Call Right and otherwise upon compliance with the provisions of this Article 5.6, to require the Corporation to redeem any or all of the Exchangeable Shares registered in the name of such holder for an amount per Exchangeable Share equal to the Current Market Price of a share of Spinco Common Stock on the last Business Day prior to the Retraction Date (the “Retraction Price”), which shall be satisfied in full by the Corporation causing to be delivered to such holder, for each Exchangeable Share presented and surrendered by the holder, one share of Spinco Common Stock and any Dividend Amount. To effect such redemption, the holder shall present and surrender at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of Exchangeable Shares the certificate or certificates representing the Exchangeable Shares which the holder desires to have the Corporation redeem, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, and together with a duly executed statement (the “Retraction Request”) in the form of Schedule A hereto or in such other form as may be acceptable to the Corporation:

(a)	specifying that the holder desires to have all or any number specified therein of the Exchangeable Shares represented by such certificate or certificates (the “Retracted Shares”) redeemed by the Corporation;

(b)	stating the Business Day on which the holder desires to have the Corporation redeem the Retracted Shares (the “Retraction Date”), provided that the Retraction Date shall be not less than 10 Business Days nor more than 15 Business Days after the date on which the Retraction Request is received by the Corporation and further provided that, in the event that no such Business Day is specified by the holder in the Retraction Request, the Retraction Date shall be deemed to be the 15th Business Day after the date on which the Retraction Request is received by the Corporation; and

(c)

acknowledging the overriding right (the “Retraction Call Right”) of Newco Canada to purchase all but not less than all the Retracted Shares directly from the holder and that the Retraction Request shall be deemed to be a revocable offer by the holder to sell the Retracted Shares to Newco Canada in accordance with the Retraction Call Right on the terms and conditions set out in section 5.6.3 below.

5.6.2 Subject to the exercise by Newco Canada of the Retraction Call Right, upon receipt by the Corporation or the Transfer Agent in the manner specified in section 5.6.1 hereof of a certificate or certificates, if any, representing the number of Retracted Shares, together with a Retraction Request and the other documents and instruments required in accordance with section 5.6.1, and provided that the Retraction Request is not revoked by the holder in the manner specified in section 5.6.7, the Corporation shall redeem the Retracted Shares effective at the close of business on the Retraction Date and shall cause to be delivered to such holder the total Retraction Price. If only a part of the Exchangeable Shares is redeemed (or purchased by Newco Canada pursuant to the Retraction Call Right), the holder thereof shall receive at the expense of the Corporation (either in the form of a certificate, or in book-entry form through the direct registration system) the balance of such Exchangeable Shares.

5.6.3 Upon receipt by the Corporation of a Retraction Request, the Corporation shall immediately notify Newco Canada thereof and shall provide to Newco Canada a copy of the Retraction Request. In order to exercise the Retraction Call Right, Newco Canada must notify the Corporation of its determination to do so (the “Newco Canada Call Notice”) within five Business Days of notification to Newco Canada by the Corporation of the receipt by the Corporation of the Retraction Request. If Newco Canada does not so notify the Corporation within such five Business Day period, the Corporation will notify the holder as soon as possible thereafter that Newco Canada will not exercise the Retraction Call Right. If Newco Canada delivers the Newco Canada Call Notice within such five Business Day period, and provided that the Retraction Request is not revoked by the holder in the manner specified in section 5.6.7, the Retraction Request shall thereupon be considered only to be an offer by the holder to sell the Retracted Shares to Newco Canada in accordance with the Retraction Call Right. In such event, the Corporation shall not redeem the Retracted Shares and Newco Canada shall purchase from such holder and such holder shall sell to Newco Canada on the Retraction Date the Retracted Shares for a purchase price (the “Purchase Price”) per share equal to the Retraction Price per share, plus on the designated payment date therefor, to the extent not paid by the Corporation on the designated payment date therefor, any Dividend Amount. To the extent that Newco Canada pays the Dividend Amount in respect of the Retracted Shares, the Corporation shall no longer be obligated to pay any declared and unpaid dividends on such Retracted Shares. Provided that Newco Canada has complied with section 5.6.4, the closing of the purchase and sale of the Retracted Shares pursuant to the Retraction Call Right shall be deemed to have occurred as at the close of business on the Retraction Date and, for greater certainty, no redemption by the Corporation of such Retracted Shares shall take place on the Retraction Date. In the event that Newco Canada does not deliver a Newco Canada Call Notice within such five Business Day period, and provided that the Retraction Request is not revoked by the holder in the manner specified in section 5.6.7, the Corporation shall redeem the Retracted Shares on the Retraction Date and in the manner otherwise contemplated in this Article 5.6.

5.6.4 The Corporation or Newco Canada, as the case may be, shall deliver or cause the Transfer Agent to deliver to the relevant holder, at the address of the holder recorded in the securities register of the Corporation for the Exchangeable Shares or at the address specified in the holder’s Retraction Request or by holding for pick-up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of Exchangeable Shares, the shares of Spinco Common Stock to which the holder is entitled (which shares shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance), either in the form of certificates representing the shares of Spinco Common Stock registered in the name of the holder or in such other name as the holder may request or, in whole or in part, in book-entry form through the direct registration system, and, if applicable and on or before the payment date therefor, a cheque payable at par at any branch of the bankers of the Corporation or Newco Canada, as applicable, representing the aggregate Dividend Amount, in payment of the total Retraction Price or the total Purchase Price, as the case may be, in each case, less any amounts withheld on account of tax required to be deducted and withheld therefrom, and such delivery of such shares of Spinco Common Stock and cheques on behalf of the Corporation or by Newco Canada, as the case may be, or by the Transfer Agent shall be deemed to be payment of and shall satisfy and discharge all liability for the total Retraction Price or total Purchase Price, as the case may be, to the extent that the same is represented by such shares of Spinco Common Stock and cheques (plus any tax deducted and withheld therefrom and remitted to the proper tax authority).

5.6.5 On and after the close of business on the Retraction Date, the holder of the Retracted Shares shall cease to be a holder of such Retracted Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive his proportionate part of the total Retraction Price or total Purchase Price, as the case may be, unless upon presentation and surrender of the documents and instruments in accordance with the foregoing provisions, payment of the total Retraction Price or the total Purchase Price, as the case may be, shall not be made as provided in section 5.6.4, in which case the rights of such holder shall remain unaffected until the total Retraction Price or the total Purchase Price, as the case may be, has been paid in the manner hereinbefore provided. On and after the close of business on the Retraction Date, provided that presentation and surrender of the documents and instruments in accordance with the foregoing provisions and payment of the total Retraction Price or the total Purchase Price, as the case may be, has been made in accordance with the foregoing provisions, the holder of the Retracted Shares so redeemed by the Corporation or purchased by Newco Canada shall thereafter be considered and deemed for all purposes to be a holder of the shares of Spinco Common Stock delivered to it.

5.6.6 Notwithstanding any other provision of this Article 5.6, the Corporation shall not be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent that such redemption of Retracted Shares would be contrary to solvency requirements or other provisions of applicable law. If the Corporation believes that on any Retraction Date it would not be permitted by any of such provisions to redeem the Retracted Shares tendered for redemption on such date, and provided that Newco Canada shall not have exercised the Retraction Call Right with respect to the Retracted Shares, the Corporation shall only be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent of the maximum number that may be so redeemed (rounded down to a whole number of shares) as would not be contrary to such provisions and shall notify the holder and the Trustee at least two Business Days prior to the Retraction Date as to the number of Retracted Shares which will not be redeemed by the Corporation. In any case in which the redemption by the Corporation of Retracted Shares would be contrary to solvency requirements or other provisions of applicable law, the Corporation shall redeem Retracted Shares in accordance with section 5.6.2 of these share provisions on a pro rata basis and the holder of Retracted Shares shall receive at the Corporation’s expense (either in the form of a certificate or in book-entry form through the direct registration system) the Retracted Shares not redeemed by the Corporation pursuant to section 5.6.2. Provided that the Retraction Request is not revoked by the holder in the manner specified in section 5.6.7, the holder of any such Retracted Shares not redeemed by the Corporation pursuant to section 5.6.2 of these share provisions as a result of solvency requirements or other provisions of applicable law shall be deemed by giving the Retraction Request to require Newco Canada, to purchase such Retracted Shares from such holder on the Retraction Date or as soon as practicable thereafter on payment by Newco Canada as the case may be, to such holder of the Purchase Price for each such Retracted Share, all as more specifically provided in the Voting and Exchange Trust Agreement.

5.6.7 A holder of Retracted Shares may, by notice in writing given by the holder to the Corporation before the close of business on the Business Day immediately preceding the Retraction Date, withdraw its Retraction Request, in which event such Retraction Request shall be null and void and, for greater certainty, the revocable offer constituted by the Retraction Request to sell the Retracted Shares to Newco Canada shall be deemed to have been revoked.

ARTICLE 5.7

REDEMPTION OF EXCHANGEABLE SHARES BY THE CORPORATION

5.7.1 Subject to applicable law, and provided Newco Canada has not exercised the Redemption Call Right, the Corporation shall on the Redemption Date redeem all but not less than all of the then outstanding Exchangeable Shares for an amount per Exchangeable Share equal to the Current Market Price of a share of

Spinco Common Stock on the last Business Day prior to the Redemption Date (the “Redemption Price”), which shall be satisfied in full by the Corporation causing to be delivered to each holder of Exchangeable Shares, for each Exchangeable Share held by such holder, one share of Spinco Common Stock, together with the full amount of all declared and unpaid dividends on each such Exchangeable Share held by such holder on any dividend record date which occurred prior to the Redemption Date.

5.7.2 In any case of a redemption of Exchangeable Shares under this Article 5.7, the Corporation shall, at least 60 days before the Redemption Date (other than a Redemption Date established in connection with a Spinco Control Transaction, an Exchangeable Share Voting Event or an Exempt Exchangeable Share Voting Event), send or cause to be sent to each holder of Exchangeable Shares a notice in writing of the redemption by the Corporation or the purchase by Newco Canada under the Redemption Call Right, as the case may be, of the Exchangeable Shares held by such holder. In the case of a Redemption Date established in connection with a Spinco Control Transaction, an Exchangeable Share Voting Event or an Exempt Exchangeable Share Voting Event, the written notice of redemption by the Corporation or the purchase by Newco Canada under the Redemption Call Right will be sent on or before the Redemption Date, on as many days prior written notice as may be determined by the Board of Directors of the Corporation to be reasonably practicable in the circumstances. In any such case, such notice shall set out the formula for determining the Redemption Price or the Redemption Call Purchase Price, as the case may be, the Redemption Date and, if applicable, particulars of the Redemption Call Right.

5.7.3 On or after the Redemption Date and subject to the exercise by Newco Canada of the Redemption Call Right, the Corporation shall cause to be delivered to the holders of the Exchangeable Shares to be redeemed the Redemption Price for each such Exchangeable Share, if any, together with the full amount of all declared and unpaid dividends on each such Exchangeable Share held by such holder on any dividend record date which occurred prior to the Redemption Date, upon presentation and surrender at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation in such notice of the certificates representing such Exchangeable Shares, if any, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require. Payment of the total Redemption Price for such Exchangeable Shares, together with payment of such dividends, shall be made by delivery to each holder, at the address of the holder recorded in the securities register of the Corporation or by holding for pick-up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation in such notice, on behalf of the Corporation, of the shares of Spinco Common Stock to which the holder is entitled (which shares shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance), either in the form of certificates representing the shares of Spinco Common Stock or, in whole or in part, in book-entry form through the direct registration system, and, if applicable, a cheque of the Corporation payable at par at any branch of the bankers of the Corporation in payment of any such dividends, in each case, less any amounts withheld on account of tax required to be deducted and withheld therefrom. On and after the Redemption Date, the holders of the Exchangeable Shares called for redemption shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof, other than the right to receive their proportionate part of the total Redemption Price and any such dividends, unless payment of the total Redemption Price and any such dividends for such Exchangeable Shares shall not be made upon presentation and surrender of the documents and instruments required in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Redemption Price and any such dividends have been paid in the manner hereinbefore provided. The Corporation shall have the right at any time after the sending of notice of its intention to redeem the Exchangeable Shares as aforesaid to deposit or cause to be deposited the total Redemption Price for and the full amount of such dividends on (except as otherwise provided in this section 5.7.3) the Exchangeable Shares so called for redemption, in a custodial account with any chartered bank or trust company in Canada named in such notice, less any amounts withheld on account of tax required to be deducted and withheld therefrom. Upon the later of such deposit being made and the Redemption Date, the Exchangeable Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or

Redemption Date, as the case may be, shall be limited to receiving their proportionate part of the total Redemption Price and such dividends for such Exchangeable Shares so called for redemption, against presentation and surrender of the documents and instruments required in accordance with the foregoing provisions. Upon such payment or deposit of the total Redemption Price and the full amount of such dividends, the holders of the Exchangeable Shares shall thereafter be considered and deemed for all purposes to be holders of the shares of Spinco Common Stock delivered to them or the custodian on their behalf.

ARTICLE 5.8

PURCHASE FOR CANCELLATION

5.8.1 Subject to applicable law and notwithstanding section 5.8.2, the Corporation may at any time and from time to time purchase for cancellation all or any part of the Exchangeable Shares by private agreement with any holder of Exchangeable Shares for consideration consisting of shares of Spinco Common Stock.

5.8.2 Subject to applicable law, the Corporation may at any time and from time to time purchase for cancellation all or any part of the outstanding Exchangeable Shares at any price by tender to all the holders of record of Exchangeable Shares then outstanding or through the facilities of any stock exchange on which the Exchangeable Shares are listed or quoted at any price per share. If in response to an invitation for tenders under the provisions of this section 5.8.2, more Exchangeable Shares are tendered at a price or prices acceptable to the Corporation than the Corporation is prepared to purchase, the Exchangeable Shares to be purchased by the Corporation shall be purchased as nearly as may be pro rata according to the number of shares tendered by each holder who submits a tender to the Corporation, provided that when shares are tendered at different prices, the pro rating shall be effected (disregarding fractions) only with respect to the shares tendered at the price at which more shares were tendered than the Corporation is prepared to purchase after the Corporation has purchased all the shares tendered at lower prices. If part only of the Exchangeable Shares shall be purchased, the holder thereof shall receive at the expense of the Corporation (either in the form of a certificate or in book-entry form through the direct registration system) the balance of such shares.

ARTICLE 5.9

VOTING RIGHTS

5.9.1 Except as required by applicable law and by Article 5.10 hereof, the holders of the Exchangeable Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

ARTICLE 5.10

AMENDMENT AND APPROVAL

5.10.1 The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be added to, changed or removed but only with the approval of the holders of the Exchangeable Shares given as hereinafter specified, provided that any adjustment to the number of shares of Spinco Common Stock into which an Exchangeable Share is exchangeable (which initially is one) made by the Board of Directors in accordance with section 2.7 of the Support Agreement to reflect the effect of any Distribution or Change in order to implement the required economic equivalent with respect to the shares of Spinco Common Stock and the Exchangeable Shares shall not require the approval of the holders of the Exchangeable Shares.

5.10.2 Any approval given by the holders of the Exchangeable Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable Shares or any other matter requiring the approval or consent of the holders of the Exchangeable Shares shall be deemed to have been sufficiently given if it shall have been given in accordance with applicable law subject to a minimum requirement that such approval be evidenced by a resolution passed by not less than two-thirds of the votes cast on such resolution at a meeting of holders of Exchangeable Shares duly called and held at which the holders of at least 25% of the outstanding Exchangeable Shares at that time are present or represented by proxy; provided that if at any such meeting the holders of at least 25% of the outstanding Exchangeable Shares at that time are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than five days thereafter and to such time and place as may be designated by the Chairman of such meeting. At such adjourned meeting the holders of Exchangeable Shares present or represented by proxy thereat may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than two-thirds of the votes cast on such resolution at such meeting shall constitute the approval or consent of the holders of the Exchangeable Shares.

ARTICLE 5.11

RECIPROCAL CHANGES, ETC. IN RESPECT OF

SHARES OF SPINCO COMMON STOCK

5.11.1 Each holder of an Exchangeable Share acknowledges that the Support Agreement provides, in part, that so long as any Exchangeable Shares not owned by Spinco or its subsidiaries are outstanding, and other than as provided in the Support Agreement, Spinco will not without the prior approval of the Corporation and the prior approval of the holders of the Exchangeable Shares given in accordance with section 5.10.2 of these share provisions:

(a)	issue or distribute shares of Spinco Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire shares of Spinco Common Stock) to the holders of all or substantially all of the then outstanding shares of Spinco Common Stock by way of a distribution, other than an issue of shares of Spinco Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire shares of Spinco Common Stock) to holders of shares of Spinco Common Stock who exercise an option to receive dividends in shares of Spinco Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire shares of Spinco Common Stock) in lieu of receiving cash dividends; or

(b)	issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding shares of Spinco Common Stock entitling them to subscribe for or to purchase shares of Spinco Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire shares of Spinco Common Stock); or

(c)	issue or distribute to the holders of all or substantially all of the then outstanding shares of Spinco Common Stock:

(i)	shares or securities of Spinco of any class other than shares of Spinco Common Stock (other than shares convertible into or exchangeable for or carrying rights to acquire shares of Spinco Common Stock);

(ii)	rights, options or warrants other than those referred to in section 5.11.1(b) above;

(iii)	evidences of indebtedness of Spinco; or

(iv)	assets of Spinco,

(each such event, a “Distribution”), unless the same or the economic equivalent on a per share basis of such rights, options, securities, shares, evidences of indebtedness or other assets is issued or distributed simultaneously to holders of the Exchangeable Shares.

5.11.2 Each holder of an Exchangeable Share acknowledges that the Support Agreement further provides, in part, that Spinco will not without the prior approval of the Corporation and the prior approval of the holders of the Exchangeable Shares given in accordance with section 5.10.2 of these share provisions:

(a)	subdivide, redivide or change the then outstanding shares of Spinco Common Stock into a greater number of shares of Spinco Common Stock;

(b)	reduce, combine, consolidate or change the then outstanding shares of Spinco Common Stock into a lesser number of shares of Spinco Common Stock; or

(c)	reclassify or otherwise change the shares of Spinco Common Stock or effect an amalgamation, merger, reorganization or other transaction affecting the shares of Spinco Common Stock,

(each such event, a “Change”), unless the same or an economically equivalent change shall simultaneously be made to, or in, the rights of the holders of the Exchangeable Shares. The Support Agreement further provides, in part, that the aforesaid provisions of the Support Agreement shall not be changed without the approval of the holders of the Exchangeable Shares given in accordance with section 5.10.2 of these share provisions.

ARTICLE 5.12

ACTIONS BY THE CORPORATION UNDER SUPPORT AGREEMENT

5.12.1 The Corporation will take all such actions and do all such things as shall be necessary or advisable to perform and comply with and to ensure performance and compliance by Spinco, Newco, Newco Holding, Newco Canada and the Corporation with all provisions of the Support Agreement applicable to Spinco, Newco, Newco Holding, Newco Canada and the Corporation, respectively, in accordance with the terms thereof including, without limitation, taking all such actions and doing all such things as shall be necessary or advisable to enforce to the fullest extent possible for the direct benefit of the Corporation all rights and benefits in favour of the Corporation under or pursuant to such agreement.

5.12.2 The Corporation shall not propose, agree to or otherwise give effect to any amendment to, or waiver or forgiveness of its rights or obligations under, the Support Agreement without the approval of the holders of the Exchangeable Shares given in accordance with section 5.10.2 of these share provisions other than such amendments, waivers and/or forgiveness as may be necessary or advisable for the purposes of:

(a)	adding to the covenants of any or all parties to such agreement provided that the Board of Directors shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the holders of the Exchangeable Shares;

(b)	making such amendments or modifications not inconsistent with such agreement as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board of Directors, it may be expedient to make, provided that the Board of Directors shall be of the good faith opinion that such amendments and modifications will not be prejudicial to the rights or interests of the holders of the Exchangeable Shares; or

(c)	making such changes in or corrections to such agreement which, on the advice of counsel to the Corporation, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error contained therein, provided that the Board of Directors shall be of the good faith opinion, after consultation with counsel, that such changes or corrections will not be prejudicial to the interests of the holders of the Exchangeable Shares.

ARTICLE 5.13

LEGEND; CALL RIGHTS; WITHHOLDING RIGHTS

5.13.1 Any certificates evidencing the Exchangeable Shares shall contain or have affixed thereto a legend in form and on terms approved by the Board of Directors, with respect to the Support Agreement, the provisions of the Plan of Arrangement relating to the Liquidation Call Right and the Redemption Call Right, and the Voting and Exchange Trust Agreement (including the provisions with respect to the voting rights, exchange right and automatic exchange thereunder).

5.13.2 Each holder of an Exchangeable Share, whether of record or beneficial, by virtue of becoming and being such a holder shall be deemed to acknowledge each of the Liquidation Call Right, the Retraction Call Right

and the Redemption Call Right, in each case, in favour of Newco Canada, and the overriding nature thereof in connection with the liquidation, dissolution or winding-up of the Corporation or the retraction or redemption of Exchangeable Shares, as the case may be, and to be bound thereby in favour of Newco Canada as therein provided.

5.13.3 The Corporation and Newco Canada shall be entitled, and may instruct the Transfer Agent, to deduct and withhold from any dividend or consideration otherwise payable to any holder of Exchangeable Shares such amounts as the Corporation or Newco Canada is required or permitted to deduct and withhold with respect to such payments (i) under the Income Tax Act (Canada), the United States Internal Revenue Code of 1986 or any provision of provincial, state, local or foreign tax law, in each case, as amended or succeeded, or (ii) required or permitted in order to comply with Section 116 of the Income Tax Act (Canada) or any corresponding provisions of provincial law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the persons otherwise entitled thereto, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, the Corporation, Newco Canada and the Transfer Agent are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to the Corporation, Newco Canada or the Transfer Agent, as the case may be, to enable it to comply with such deduction or withholding requirement and the Corporation, Newco Canada or the Transfer Agent shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

ARTICLE 5.14

NOTICES

5.14.1 Any notice, request or other communication to be given to the Corporation by a holder of Exchangeable Shares shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by facsimile or by delivery to the registered office of the Corporation and addressed to the attention of the President of the Corporation. Any such notice, request or other communication, if given by mail, facsimile or delivery, shall only be deemed to have been given and received upon actual receipt thereof by the Corporation.

5.14.2 Any presentation and surrender by a holder of Exchangeable Shares to the Corporation or the Transfer Agent of certificates, if any, representing Exchangeable Shares and the other documents and instruments required to be delivered by a holder of Exchangeable Shares in accordance with these share provisions in connection with the liquidation, dissolution or winding-up of the Corporation or the retraction or redemption of Exchangeable Shares shall be made by registered mail (postage prepaid) or by delivery to the registered office of the Corporation or to such office of the Transfer Agent as may be specified by the Corporation, in each case, addressed to the attention of the President of the Corporation. Any such presentation and surrender of certificates, if any, and such other documents and instruments shall only be deemed to have been made and to be effective upon actual receipt thereof by the Corporation or the Transfer Agent, as the case may be. Any such presentation and surrender of certificates, if any, and such other documents and instruments made by registered mail shall be at the sole risk of the holder mailing the same.

5.14.3 Any notice, request or other communication to be given to a holder of Exchangeable Shares by or on behalf of the Corporation shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by delivery to the address of the holder recorded in the securities register of the Corporation or, in the event of the address of any such holder not being so recorded, then at the last known address of such holder. Any such notice, request or other communication, if given by mail, shall be deemed to have been given and received on the third Business Day following the date of mailing and, if given by delivery, shall be deemed to have been given and received on the date of delivery. Accidental failure or omission to give any notice, request or other communication to one or more holders of Exchangeable Shares shall not invalidate or otherwise alter or affect any action or proceeding to be taken by the Corporation pursuant thereto.

ARTICLE 5.15

FRACTIONAL SHARES

As soon as practicable after any exchange of Exchangeable Shares pursuant to these share provisions, the Corporation shall direct the Transfer Agent (i) to determine the number of, if any, whole and fractional shares of Spinco Common Stock allocable to the holder of Exchangeable Shares exchanged hereunder, (ii) to aggregate all such fractional shares and sell the whole shares obtained thereby at the direction of the Corporation either in open market transactions or otherwise, in each case at then prevailing trading prices, and (iii) to cause to be distributed to such holder in lieu of any fractional share, such holder’s rateable share of the proceeds of such sale, after making appropriate deductions of the amount required to be withheld for tax purposes and after deducting an amount equal to all brokerage charges, commissions and transfer taxes attributed to such sale.

SCHEDULE A

RETRACTION REQUEST

TO:    Domtar (Canada) Paper Inc. (the “Corporation”) and Domtar Pacific Papers ULC (“Newco Canada”)

A. This notice is given pursuant to Article 5.6 of the provisions (the “Share Provisions”) attaching to the Exchangeable Shares of the Corporation represented by this retraction request. Capitalized terms used in this notice that are defined in the Share Provisions have the meanings ascribed to such words and expressions in such Share Provisions.

B. The undersigned hereby notifies the Corporation that, subject to the Retraction Call Right referred to below, the undersigned desires to have the Corporation redeem in accordance with Article 5.6 of the Share Provisions:

•	all share(s) registered in the name of the undersigned in the securities register of the Corporation; or

•	share(s) registered in the name of the undersigned in the securities register of the Corporation.

Such shares are referred to herein as the “Retracted Shares”.

The undersigned hereby notifies the Corporation that the Retraction Date shall be                     .

NOTE:	The Retraction Date must be a Business Day and must not be less than 10 Business Days nor more than 15 Business Days after the date upon which this notice is received by the Corporation. If no such Business Day is specified above, the Retraction Date shall be deemed to be the 15th Business Day after the date on which this notice is received by the Corporation.

C. The undersigned acknowledges the overriding Retraction Call Right of Newco Canada to purchase all but not less than all the Retracted Shares from the undersigned and that this notice is and shall be deemed to be a revocable offer by the undersigned to sell the Retracted Shares to Newco Canada in accordance with the Retraction Call Right on the Retraction Date for the Purchase Price and on the other terms and conditions set out in section 5.6.3 of the Share Provisions. This Retraction Request, and this offer to sell the Retracted Shares to Newco Canada, may be revoked and withdrawn by the undersigned only by notice in writing given to the Corporation at any time before the close of business on the Business Day immediately preceding the Retraction Date.

D. The undersigned acknowledges that if, as a result of solvency provisions of applicable law, the Corporation is unable to redeem all Retracted Shares, the undersigned will be deemed to have exercised the Exchange Right (as defined in the Voting and Exchange Trust Agreement) so as to require Newco Canada to purchase the unredeemed Retracted Shares.

E. If the undersigned is not a partnership, complete the following:

The undersigned hereby represents and warrants to Newco Canada and the Corporation that the undersigned is not a partnership and:

☐    is

(select one)

☐    is not

a non-resident of Canada for purposes of the Income Tax Act (Canada).

F. If the undersigned is a partnership, complete the following:

The undersigned hereby represents and warrants to Newco Canada and the Corporation that the undersigned is a partnership and:

☐	is

(select one)

☐	is not

a Canadian partnership for purposes of the Income Tax Act (Canada).

G. The undersigned acknowledges that in the absence of an indication that the undersigned is not a non-resident of Canada or, if a partnership, is a Canadian partnership for purposes of the Income Tax Act (Canada), withholding on account of Canadian tax may be made from amounts payable to the undersigned on the redemption or purchase of the Retracted Shares.

H. The undersigned hereby represents and warrants to Domtar Corporation, the Corporation and Newco Canada that the undersigned has good title to, and owns, the share(s) to be acquired by the Corporation or Newco Canada, as the case may be, free and clear of all liens, claims and encumbrances.

(Date)	(Signature of Shareholder)	(Guarantee of Signature)

☐    Please check box if the securities and any cheque(s) resulting from the retraction or purchase of the Retracted Shares are to be held for pick-up by the shareholder from the Transfer Agent, failing which the securities and any cheque(s) will be mailed to the last address of the shareholder as it appears on the securities register of the Corporation or delivered to such shareholder in book-entry form using the direct registration system.

NOTE:	This panel must be completed and the certificate(s), if any, representing the Retracted Shares, if any, together with such additional documents as the Transfer Agent may require, must be deposited with the Transfer Agent. The securities and any cheque(s) resulting from the retraction or purchase of the Retracted Shares will be issued and registered in, and made payable to, respectively, the name of the shareholder as it appears on the register of the Corporation and the securities and any cheque(s) resulting from such retraction or purchase will be delivered to such shareholder as indicated above, unless the form appearing immediately below is duly completed.

Date:

Name of Person in Whose Name Securities or Cheque(s) Are to be Registered, Issued or Delivered (please print):

Street Address or P.O. Box:

Signature of Shareholder:

City, Province and Postal Code:

Signature Guaranteed by:

APPENDIX 3

TO THE PLAN OF ARRANGEMENT

PRINCIPLES FOR DETERMINING

THE DOMTAR OPTION EXCHANGE

Each Amended Replacement Option shall have the same value as the Domtar Option to be exchanged. For these purposes, “value” shall be determined by:

•	applying Black-Scholes methodology and determining the applicable “risk-free rate” and volatility, in each case, in a manner consistent with Note 18 to Domtar’s 2005 financial statements; and

•	assuming Spinco/Domtar do not pay dividends.

ANNEX F

FORM OF EXCHANGEABLE SHARE SUPPORT AGREEMENT

SUPPORT AGREEMENT

MEMORANDUM OF AGREEMENT made as of the • day of •, 2007.

BETWEEN:

DOMTAR CORPORATION,

a Delaware corporation

(hereinafter referred to as “Spinco”),

OF THE FIRST PART,

- and -

DOMTAR PACIFIC PAPERS ULC,

an unlimited liability company governed by the

Companies Act (Nova Scotia)

(hereinafter referred to as “Newco Canada”),

OF THE SECOND PART,

- and -

DOMTAR (CANADA) PAPER INC.,

a corporation governed by the

Business Corporations Act (British Columbia)

(hereinafter referred to as “Newco Canada Exchangeco”),

OF THE THIRD PART,

- and -

DOMTAR PAPER COMPANY, LLC,

a limited liability company formed under the laws of the State of Delaware

(hereinafter referred to as “Newco”),

OF THE FOURTH PART,

- and -

DOMTAR DELAWARE HOLDINGS INC.,

a corporation incorporated under the laws of the State of Delaware

(hereinafter referred to as “Newco Holding”)

OF THE FIFTH PART.

WHEREAS in connection with an amended and restated transaction agreement (the “Transaction Agreement”) dated as of the 25th day of January, 2007 among Weyerhaeuser Company, Spinco, Newco, Newco Holding, Domtar Pacific Papers Inc., Newco Canada, Newco Canada Exchangeco and Domtar Inc. (“Domtar”), Newco Canada Exchangeco is to issue exchangeable shares (the “Exchangeable Shares”) to certain holders of Class B common shares of 4388216 Canada Inc. (“Offerco”), which Class B common shares shall have been received by certain former holders of securities of Domtar in exchange for their Class B common shares of Offerco pursuant to the plan of arrangement (the “Arrangement”) contemplated by the Transaction Agreement;

AND WHEREAS, pursuant to the Transaction Agreement, Spinco, Newco Canada, Newco Canada Exchangeco, Newco and Newco Holding have agreed to execute a support agreement substantially in the form of this Agreement;

NOW THEREFORE in consideration of the respective covenants and agreements provided in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1

DEFINITIONS

1.1    Defined Terms

Each term denoted herein by initial capital letters and not otherwise defined herein shall have the meaning ascribed thereto in the rights, privileges, restrictions and conditions (collectively, the “Exchangeable Share Provisions”) attaching to the Exchangeable Shares attached as Appendix 2 to the Plan of Arrangement as set out in the Articles of Arrangement of Domtar, unless the context requires otherwise.

ARTICLE 2

COVENANTS OF SPINCO, NEWCO CANADA EXCHANGECO, NEWCO AND NEWCO HOLDING

2.1    Covenants Regarding Exchangeable Shares

So long as any Exchangeable Shares not owned by Spinco or its subsidiaries are outstanding, Spinco and, in the case of clause (e), Newco and Newco Holding, will:

(a)	not declare or pay any dividend on the shares of Spinco Common Stock unless (i) Newco Canada Exchangeco shall simultaneously declare or pay, as the case may be, a dividend as provided for in the Exchangeable Share Provisions on the Exchangeable Shares, and (ii) Newco Canada Exchangeco shall have sufficient money or other assets or authorized but unissued securities available to enable the due declaration and the due and punctual payment, in accordance with applicable law, of any such dividend on the Exchangeable Shares;

(b)	advise Newco Canada Exchangeco sufficiently in advance of the declaration by Spinco of any dividend on the shares of Spinco Common Stock and take all such other actions as are reasonably necessary, in co-operation with Newco Canada Exchangeco, to ensure that the respective declaration date, record date and payment date for a dividend on the Exchangeable Shares shall be the same as the declaration date, record date and payment date for the corresponding dividend on the shares of Spinco Common Stock;

(c)	ensure that the record date for any dividend declared on the shares of Spinco Common Stock is not less than 10 Business Days after the declaration date of such dividend;

(d)	take all such actions and do all such things as are reasonably necessary or desirable to enable and permit Newco Canada Exchangeco, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of the Liquidation Amount, the Retraction Price or the Redemption Price in respect of each issued and outstanding Exchangeable Share (other than Exchangeable Shares owned by Spinco or its subsidiaries) upon the liquidation, dissolution or winding-up of Newco Canada Exchangeco, the delivery of a Retraction Request by a holder of Exchangeable Shares or a redemption of Exchangeable Shares by Newco Canada Exchangeco, as the case may be, including without limitation all such actions and all such things as are necessary or desirable to enable and permit Newco Canada Exchangeco to cause to be delivered shares of Spinco Common Stock to the holders of Exchangeable Shares in accordance with the provisions of Article 5.5, Article 5.6, or Article 5.7 as the case may be, of the Exchangeable Share Provisions; and

(e)	take all such actions and do all such things as are reasonably necessary or desirable to enable and permit Newco Canada, in accordance with applicable law, to perform its obligations arising upon the exercise by it of the Liquidation Call Right, the Retraction Call Right or the Redemption Call Right, including without limitation all such actions and all such things as are necessary or desirable to enable and permit Newco Canada to cause to be delivered shares of Spinco Common Stock to the holders of Exchangeable Shares in accordance with the provisions of the Liquidation Call Right, the Retraction Call Right or the Redemption Call Right, as the case may be.

2.2    Segregation of Funds

Spinco and Newco Canada will cause Newco Canada Exchangeco to deposit a sufficient amount of funds in a separate account of Newco Canada Exchangeco and segregate a sufficient amount of such other assets and property as is necessary to enable Newco Canada Exchangeco to pay dividends when due and to pay or otherwise satisfy its respective obligations under Article 5.5, Article 5.6 or Article 5.7 of the Exchangeable Share Provisions, as applicable.

2.3    Reservation of Spinco Common Stock

Spinco hereby represents, warrants and covenants in favour of Newco, Newco Holding, Newco Canada Exchangeco and Newco Canada that Spinco has reserved for issuance and will, at all times while any Exchangeable Shares (other than Exchangeable Shares held by Spinco or its subsidiaries) are outstanding, keep available, free from pre-emptive and other rights, out of its authorized and unissued capital stock such number of shares of Spinco Common Stock (or other shares or securities into which the shares of Spinco Common Stock may be reclassified or changed as contemplated by section 2.7 hereof) (a) as is equal to the sum of (i) the number of Exchangeable Shares issued and outstanding from time to time (other than Exchangeable Shares held by Spinco or its subsidiaries), and (ii) the number of Exchangeable Shares issuable upon the exercise of all rights to acquire Exchangeable Shares outstanding from time to time; and (b) as are now and may hereafter be required to enable and permit Spinco and Newco Canada to meet their obligations under the Voting and Exchange Trust Agreement and under any other security or commitment pursuant to which Newco Canada may now or hereafter be required to deliver shares of Spinco Common Stock, to enable and permit Newco Canada to meet its obligations under each of the Liquidation Call Right, the Retraction Call Right and the Redemption Call Right and to enable and permit Newco Canada Exchangeco to meet its respective obligations hereunder and under the Exchangeable Share Provisions.

2.4    Notification of Certain Events

In order to assist Spinco and Newco Canada to comply with its obligations hereunder and to permit Newco Canada to exercise the Liquidation Call Right, the Retraction Call Right and the Redemption Call Right, Newco Canada Exchangeco will notify Spinco and Newco Canada of each of the following events at the time set forth below:

(a)	in the event of any determination by the board of directors of Newco Canada Exchangeco to institute voluntary liquidation, dissolution or winding-up proceedings with respect to Newco Canada Exchangeco or to effect any other distribution of the assets of Newco Canada Exchangeco among its shareholders for the purpose of winding up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution;

(b)	promptly, upon the earlier of receipt by Newco Canada Exchangeco of notice and Newco Canada Exchangeco otherwise becoming aware of any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of Newco Canada Exchangeco or to effect any other distribution of the assets of Newco Canada Exchangeco among its shareholders for the purpose of winding up its affairs;

(c)	immediately, upon receipt by Newco Canada Exchangeco of a Retraction Request;

(d)	on the same date on which notice of redemption is given to holders of Exchangeable Shares, upon the determination of a Redemption Date in accordance with the Exchangeable Share Provisions; and

(e)	as soon as practicable upon the issuance by Newco Canada Exchangeco of any Exchangeable Shares or rights to acquire Exchangeable Shares (other than the issuance of Exchangeable Shares and rights to acquire Exchangeable Shares in exchange for outstanding Domtar common shares pursuant to the Arrangement).

2.5    Delivery of Spinco Common Stock to Newco Canada Exchangeco and Newco Canada

In furtherance of its obligations under sections 2.1(d) and 2.1(e) hereof, upon notice from Newco Canada Exchangeco or Newco Canada of any event that requires Newco Canada Exchangeco or Newco Canada, to cause to be delivered shares of Spinco Common Stock to any holder of Exchangeable Shares, Spinco shall, in any manner deemed appropriate by it, provide or cause to be provided to Newco Canada Exchangeco or Newco Canada, either in the form of a share certificate or in book entry form through the direct registration system, the requisite number of shares of Spinco Common Stock to be received by, and issued to or to the order of, the former holder of the surrendered Exchangeable Shares, as Newco Canada Exchangeco or Newco Canada shall direct. All such shares of Spinco Common Stock shall be duly authorized and validly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance.

2.6    Qualification of Spinco Common Stock

If any shares of Spinco Common Stock (or other shares or securities into which shares of Spinco Common Stock may be reclassified or changed as contemplated by section 2.7 hereof) to be issued and delivered hereunder require registration or qualification with or approval of or the filing of any document, including any prospectus or similar document, or the taking of any proceeding with or the obtaining of any order, ruling or consent from any governmental or regulatory authority under any Canadian or United States federal, provincial or state securities or other law or regulation or pursuant to the rules and regulations of any securities or other regulatory authority or the fulfillment of any other United States or Canadian legal requirement before such shares (or such other shares or securities) may be issued by Spinco and delivered by Newco Canada or Newco Canada Exchangeco, as the case may be, to the initial holder thereof or in order that such shares (or such other shares or securities) may be freely traded thereafter (other than any restrictions of general application on transfer by reason of a holder being a “control person” for purposes of Canadian provincial securities law or an “affiliate” of Spinco for purposes of United States federal or state securities law), Spinco will in good faith expeditiously take all such actions and do all such things as are necessary or desirable to cause such shares of Spinco Common Stock (or such other shares or securities) to be and remain duly registered, qualified or approved under United States and/or Canadian law, as the case may be. Spinco will in good faith expeditiously take all such actions and do all such things as are reasonably necessary or desirable to cause all shares of Spinco Common Stock (or such other shares or securities) to be delivered hereunder to be listed, quoted or posted for trading on all stock exchanges and quotation systems on which outstanding shares of Spinco Common Stock (or such other shares or securities) have been listed by Spinco and remain listed and are quoted or posted for trading at such time.

2.7    Economic Equivalence

So long as any Exchangeable Shares not owned by Spinco or its subsidiaries are outstanding:

(a)	Other than as permitted in section 2.1, Spinco will not without the prior approval of Newco Canada Exchangeco and the prior approval of the holders of the Exchangeable Shares given in accordance with section 5.10.2 of the Exchangeable Share Provisions:

(i)

issue or distribute shares of Spinco Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire shares of Spinco Common Stock) to the holders of all or substantially all of the then outstanding shares of Spinco Common Stock by way of a distribution, other than an issue of shares of Spinco Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire shares of Spinco Common Stock) to holders of shares of Spinco Common Stock who exercise an option to receive dividends in shares of Spinco Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire shares of Spinco Common Stock) in lieu of receiving cash dividends; or

(ii)	issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding shares of Spinco Common Stock entitling them to subscribe for or to purchase shares of Spinco Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire shares of Spinco Common Stock); or

(iii)	issue or distribute to the holders of all or substantially all of the then outstanding shares of Spinco Common Stock (A) shares or securities of Spinco of any class other than shares of Spinco Common Stock (other than shares convertible into or exchangeable for or carrying rights to acquire shares of Spinco Common Stock), (B) rights, options or warrants other than those referred to in section 2.7(a) (ii) above, (C) evidences of indebtedness of Spinco, or (D) assets of Spinco,

(each such event, a “Distribution”), unless the same or the economic equivalent on a per share basis of such rights, options, securities, shares, evidences of indebtedness or other assets is issued or distributed simultaneously to holders of the Exchangeable Shares.

(b)	Spinco will not without the prior approval of Newco Canada Exchangeco and the prior approval of the holders of the Exchangeable Shares given in accordance with section 5.10.2 of the Exchangeable Share Provisions:

(i)	subdivide, redivide or change the then outstanding shares of Spinco Common Stock into a greater number of shares of Spinco Common Stock; or

(ii)	reduce, combine, consolidate or change the then outstanding shares of Spinco Common Stock into a lesser number of shares of Spinco Common Stock; or

(iii)	reclassify or otherwise change the shares of Spinco Common Stock or effect an amalgamation, merger, reorganization or other transaction affecting the shares of Spinco Common. Stock,

(each such event, a “Change”), unless the same or an economically equivalent change shall simultaneously be made to, or in, the rights of the holders of the Exchangeable Shares.

(c)	Spinco will ensure that the record date for any event referred to in section 2.7(a) or 2.7(b) above, or (if no record date is applicable for such event) the effective date for any such event, is not less than five Business Days after the date on which such event is declared or announced by Spinco (with contemporaneous notification thereof by Spinco to Newco Canada Exchangeco).

(d)	The Board of Directors shall determine, in good faith and in its sole discretion, economic equivalence for the purposes of any event referred to in section 2.7(a) or 2.7(b) above and each such determination shall be conclusive and binding on Spinco and its shareholders. In making each such determination, the following factors shall, without excluding other factors determined by the Board of Directors to be relevant, be considered by the Board of Directors:

(i)	in the case of any distribution payable in shares of Spinco Common Stock, the number of such shares issued in proportion to the number of shares of Spinco Common Stock previously outstanding;

(ii)	in the case of the issuance or distribution of any rights, options or warrants to subscribe for or purchase shares of Spinco Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire shares of Spinco Common Stock), the relationship between the exercise price of each such right, option or warrant and the Current Market Price;

(iii)

in the case of the issuance or distribution of any other form of property (including without limitation any shares or securities of Spinco of any class other than shares of Spinco Common Stock, any rights, options or warrants other than those referred to in section 2.7(d) (ii) above, any evidences of indebtedness of Spinco or any assets of Spinco), the relationship between the fair market value (as determined by the Board of Directors in the manner above contemplated) of such property to be issued or distributed with respect to each outstanding share of Spinco Common Stock and the Current Market Price; and

(iv)	in the case of any subdivision, redivision or change of the then outstanding shares of Spinco Common Stock into a greater number of shares of Spinco Common Stock or the reduction, combination, consolidation or change of the then outstanding shares of Spinco Common Stock into a lesser number of shares of Spinco Common Stock or any amalgamation, merger, reorganization or other transaction affecting shares of Spinco Common Stock, the effect thereof upon the then outstanding shares of Spinco Common Stock.

(e)	Newco Canada Exchangeco agrees that, to the extent required, upon due notice from Spinco, Newco Canada Exchangeco will use its best efforts to take or cause to be taken such steps as may be necessary for the purposes of ensuring that appropriate dividends are paid or other distributions are made by Newco Canada Exchangeco, or subdivisions, redivisions or changes are made to the Exchangeable Shares, in order to implement the required economic equivalent with respect to the shares of Spinco Common Stock and Exchangeable Shares as provided for in this section 2.7. Without limiting the generality of the foregoing, the Board of Directors of Newco Canada Exchangeco may adjust the number of shares of Spinco Common Stock into which an Exchangeable Share is exchangeable (which initially is one) to reflect the economic equivalent of the relationship between the shares of Spinco Common Stock and the Exchangeable Shares.

2.8    Tender Offers

In the event that a tender offer, share exchange offer, issuer bid, take-over bid or similar transaction with respect to shares of Spinco Common Stock (an “Offer”) is proposed by Spinco or is proposed to Spinco or its shareholders and is recommended by the board of directors of Spinco, or is otherwise effected or to be effected with the consent or approval of the board of directors of Spinco, and the Exchangeable Shares are not redeemed by Newco Canada Exchangeco or purchased by Newco Canada pursuant to the Redemption Call Right, Spinco will use its reasonable efforts expeditiously and in good faith to take all such actions and do all such things as are necessary or desirable to enable and permit holders of Exchangeable Shares (other than Spinco and its subsidiaries) to participate in such Offer to the same extent or on an economically equivalent basis as the holders of shares of Spinco Common Stock, without discrimination. Without limiting the generality of the foregoing, Spinco will use its reasonable efforts expeditiously and in good faith to ensure that holders of Exchangeable Shares may participate in each such Offer without being required to retract Exchangeable Shares as against Newco Canada Exchangeco (or, if so required, to ensure that any such retraction shall be effective only upon, and shall be conditional upon, the closing of such Offer and only to the extent necessary to tender or deposit to the Offer). Nothing herein shall affect the rights of Newco Canada Exchangeco to redeem (or Newco Canada to purchase pursuant to the Redemption Call Right) Exchangeable Shares, as applicable, in the event of a Spinco Control Transaction.

2.9    Ownership of Outstanding Shares

Without the prior approval of Newco Canada Exchangeco and the prior approval of the holders of the Exchangeable Shares given in accordance with section 5.10.2 of the Exchangeable Share Provisions, Spinco covenants and agrees in favour of Newco Canada Exchangeco that, as long as any outstanding Exchangeable Shares are owned by any person other than Spinco or any of its subsidiaries, Spinco will be and remain the direct or indirect beneficial owner of all issued and outstanding voting shares in the capital of Newco Canada Exchangeco and Newco Canada.

2.10    Spinco and Subsidiaries Not to Vote Exchangeable Shares

Spinco covenants and agrees that it will appoint and cause to be appointed proxyholders with respect to all Exchangeable Shares held by it and its subsidiaries for the sole purpose of attending each meeting of holders of

Exchangeable Shares in order to be counted as part of the quorum for each such meeting. Spinco further covenants and agrees that it will not, and will cause its subsidiaries not to, exercise any voting rights which may be exercisable by holders of Exchangeable Shares from time to time pursuant to the Exchangeable Share Provisions or pursuant to the provisions of the Act (or any successor or other corporate statute by which Newco Canada Exchangeco may in the future be governed) with respect to any Exchangeable Shares held by it or by its subsidiaries in respect of any matter considered at any meeting of holders of Exchangeable Shares.

2.11    Rule 10b-18 Purchases

Nothing contained in this Agreement, including without limitation the obligations of Spinco contained in section 2.8, shall limit the ability of Spinco, Newco Canada or Newco Canada Exchangeco to make a “Rule 10b-18 Purchase” of shares of Spinco Common Stock pursuant to Rule 10b-18 of the United States Securities Exchange Act of 1934, as amended.

2.12    Stock Exchange Listing

Spinco covenants and agrees in favour of Newco Canada Exchangeco that, as long as any outstanding Exchangeable Shares are owned by any person other than Spinco or any of its subsidiaries, Spinco will use its reasonable efforts to maintain a listing for such Exchangeable Shares on a Canadian stock exchange.

2.13    Restriction on Voluntary Dissolution

Spinco shall not, and agrees to cause Newco Canada to not, take any action relating to a voluntary liquidation, dissolution or winding-up of Newco Canada Exchangeco or its successors or Newco Canada or its successors, as the case my be, prior to the Redemption Date.

ARTICLE 3

SPINCO SUCCESSORS

3.1 Certain Requirements in Respect of Combination, etc.

Spinco shall not consummate any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of a merger, of the continuing corporation resulting therefrom unless, but may do so if:

(a)	such other person or continuing corporation (the “Spinco Successor”) by operation of law, becomes bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, an agreement supplemental hereto and such other instruments (if any) as are reasonably necessary or advisable to evidence the assumption by the Spinco Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such Spinco Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of Spinco under this Agreement; and

(b)	such transaction shall be upon such terms and conditions as substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the other parties hereunder.

3.2    Vesting of Powers in Successor

Whenever the conditions of section 3.1 have been duly observed and performed, the parties, if required by section 3.1, shall execute and deliver the supplemental agreement provided for in section 3.1(a) and thereupon the Spinco Successor shall possess and from time to time may exercise each and every right and power of Spinco under this Agreement in the name of Spinco or otherwise and any act or proceeding by any provision of this

Agreement required to be done or performed by the board of directors of Spinco or any officers of Spinco may be done and performed with like force and effect by the directors or officers of such Spinco Successor.

3.3    Wholly-Owned Subsidiaries

Nothing herein shall be construed as preventing the amalgamation or merger of any wholly-owned direct or indirect subsidiary of Spinco with or into Spinco or, subject to section 2.13 hereof, the winding-up, liquidation or dissolution of any wholly-owned subsidiary of Spinco provided that all of the assets of such subsidiary are transferred to Spinco or another wholly-owned direct or indirect subsidiary of Spinco and any such transactions are expressly permitted by this Article 3.

ARTICLE 4

GENERAL

4.1    Term

This Agreement shall come into force and be effective as of the date hereof and shall terminate and be of no further force and effect at such time as no Exchangeable Shares (or securities or rights convertible into or exchangeable for or carrying rights to acquire Exchangeable Shares) are held by any person other than Spinco and any of its subsidiaries.

4.2    Changes in Capital of Spinco and Newco Canada Exchangeco

At all times after the occurrence of any event contemplated pursuant to sections 2.7 and 2.8 hereof or otherwise, as a result of which either shares of Spinco Common Stock or the Exchangeable Shares or both are in any way changed, this Agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which shares of Spinco Common Stock or the Exchangeable Shares or both are so changed and the parties hereto shall execute and deliver an agreement in writing giving effect to and evidencing such necessary amendments and modifications.

4.3    Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the end that the transactions contemplated hereby are fulfilled to the extent possible.

4.4    Amendments, Modifications

This Agreement may not be amended or modified except by an agreement in writing executed by Newco Canada Exchangeco, Newco Canada, Newco, Newco Holding and Spinco and approved by the holders of the Exchangeable Shares in accordance with section 5.10.2 of the Exchangeable Share Provisions.

4.5    Ministerial Amendments

Notwithstanding the provisions of section 4.4, the parties to this Agreement may in writing at any time and from time to time, without the approval of the holders of the Exchangeable Shares, amend or modify this Agreement for the purposes of:

(a)	adding to the covenants of any or all parties provided that the board of directors of each of Newco Canada Exchangeco, Newco Canada and Spinco shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the holders of the Exchangeable Shares;

(b)	making such amendments or modifications not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the board of directors of each of Newco Canada Exchangeco, Newco Canada and Spinco, it may be expedient to make, provided that each such board of directors shall be of the good faith opinion that such amendments or modifications will not be prejudicial to the rights or interests of the holders of the Exchangeable Shares; or

(c)	making such changes or corrections which, on the advice of counsel to Newco Canada Exchangeco, Newco Canada and Spinco, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the boards of directors of each of Newco Canada Exchangeco, Newco Canada and Spinco shall be of the good faith opinion that such changes or corrections will not be prejudicial to the rights or interests of the holders of the Exchangeable Shares.

4.6    Meeting to Consider Amendments

Newco Canada Exchangeco, at the request of Spinco, shall call a meeting or meetings of the holders of the Exchangeable Shares for the purpose of considering any proposed amendment or modification requiring approval pursuant to section 4.4 hereof. Any such meeting or meetings shall be called and held in accordance with the articles of Newco Canada Exchangeco, the Exchangeable Share Provisions and all applicable laws.

4.7    Amendments Only in Writing

No amendment to or modification or waiver of any of the provisions of this Agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto.

4.8    Notices

All notices, requests, claims, demands, waivers and other communications under this Agreement shall be in writing and shall be deemed given (a) five Business Days following sending by registered or certified mail, postage prepaid, (b) when sent, if sent by facsimile, provided that the facsimile transmission is promptly confirmed by telephone, (c) when delivered, if delivered personally to the intended recipient, and (d) one Business Day following sending by overnight delivery via a courier service that is nationally recognized in the U.S. and Canada and, in each case, addressed to a party at the following address for such party:

(a)	If to Spinco, to:

•

with a copy to:

•

(b)	If to Newco Canada Exchangeco, to:

•

with a copy to:

•

(c)	If to Newco Canada, to:

•

with a copy to:

•

(d)	If to Newco, to:

•

with a copy to:

•

(e)	If to Newco Holding:

•

with a copy to:

•

or to such other address(es) as shall be furnished in writing by any such party to the other party hereto in accordance with the provisions of this section 4.8.

4.9    Interpretation

When a reference is made in this Agreement to an Article or a section, such reference shall be to an Article or a section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The terms “this Agreement”, “hereof”, “herein” and “hereunder” and similar expressions refer to this Agreement and not to any particular Article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto. Words importing the singular number only shall include the plural and vice versa. Words importing any gender shall include all genders. If any date on which any action is required to be taken under this Agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day. For the purposes of this Agreement, a “Business Day” means any day on which commercial banks are generally open for business in Seattle, Washington, Montréal, Québec, Toronto, Ontario and New York, New York, other than a Saturday, a Sunday or a day observed as a holiday in Seattle, Washington under the laws of the State of Washington or the federal laws of the United States of America, in Montréal, Québec under the laws of the Province of Québec or the federal laws of Canada, in Toronto, Ontario under the laws of the Province of Ontario or the federal laws of Canada or in New York, New York under the laws of the State of New York or the federal laws of the United States of America.

4.10    Counterparts

This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same Agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties.

4.11    Governing Law

This Agreement shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

4.12    Assignment

Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties. Any purported assignment without such consent shall be void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

4.13    Enforcement

The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of competent jurisdiction in the Province of Ontario, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any court of competent jurisdiction in the Province of Ontario, in the event any dispute arises out of this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement in any court other than any court of competent jurisdiction in the Province of Ontario, and (d) waives any right to trial by jury with respect to any action related to or arising out of this Agreement.

4.14    No Waiver

No provisions of this Agreement shall be deemed waived by any party, unless such waiver is in writing and signed by the authorized representatives of the person against whom it is sought to enforce such waiver.

4.15    Expenses

Except as expressly set forth in this Agreement or in any other Transaction Document or Ancillary Agreement (each as defined in section 9.03 of the Transaction Agreement), all costs and expenses and third party fees, paid or incurred in connection with this Agreement shall be paid in accordance with section 6.11 of the Transaction Agreement.

4.16    Further Assurances

From time to time, as and when requested by any party, each party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions, as such other party may reasonably deem necessary or desirable to consummate the transactions contemplated by this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

DOMTAR CORPORATION

By :
Name :
Title :

DOMTAR PACIFIC PAPERS ULC

By :
Name :
Title :

DOMTAR (CANADA) PAPER INC.

By :
Name :
Title :

DOMTAR PAPER COMPANY, LLC by Weyerhaeuser Company as its sole member

By :
Name :
Title :

DOMTAR DELAWARE HOLDINGS INC.

By:
Name :
Title :

ANNEX G

FORM OF VOTING AND EXCHANGE TRUST AGREEMENT

VOTING AND EXCHANGE TRUST AGREEMENT

MEMORANDUM OF AGREEMENT made as of the • day of •, 2007.

BETWEEN:

DOMTAR CORPORATION,

a corporation existing under the laws of the State of Delaware

(“Spinco”),

OF THE FIRST PART,

- and -

DOMTAR (CANADA) PAPER INC.,

a corporation existing under the laws of British Columbia

(“Newco Canada Exchangeco”),

OF THE SECOND PART,

- and -

DOMTAR PACIFIC PAPERS ULC,

an unlimited liability company existing under the laws of Nova Scotia

(“Newco Canada”),

OF THE THIRD PART,

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA,

a trust company incorporated under the laws of Canada

(“Trustee”),

OF THE FOURTH PART.

WHEREAS in connection with the Transaction Agreement, Newco Canada Exchangeco is to issue Exchangeable Shares to certain holders of Class B common shares of 4388216 Canada Inc. (“Offerco”) which Class B common shares shall have been received by certain former holders of securities of Domtar in exchange for their Class B common shares of Offerco pursuant to the Arrangement contemplated in the Transaction Agreement;

AND WHEREAS pursuant to the Transaction Agreement, Spinco, Newco Canada Exchangeco and Newco Canada have agreed to execute a voting and exchange trust agreement substantially in the form of this Agreement;

NOW THEREFORE in consideration of the respective covenants and agreements provided in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1

DEFINITIONS

1.1    Definitions

In this Agreement, the following terms shall have the following meanings:

“Act” means the Canada Business Corporations Act, as amended.

“Agreement” means this Agreement as it may be amended or supplemented from time to time.

“Arrangement” means the arrangement under section 192 of the Act on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with section 8.03 of the Transaction Agreement or Article 6 of the Plan of Arrangement or made at the direction of the Court in the Final Order.

“Automatic Exchange Rights” means the benefit of the obligation of Newco Canada, to effect the automatic exchange of Exchangeable Shares for shares of Spinco Common Stock pursuant to section 5.12.

“Beneficiaries” means the registered holders from time to time of Exchangeable Shares, other than Spinco and its subsidiaries.

“Beneficiary Votes” has the meaning ascribed thereto in section 4.2.

“Board of Directors” means the board of directors of Newco Canada Exchangeco.

“Business Day” means any day on which commercial banks are generally open for business in Seattle, Washington, Montréal, Québec, Toronto, Ontario and New York, New York, other than a Saturday, a Sunday or a day observed as a holiday in Seattle, Washington under the laws of the State of Washington or the federal laws of the United States of America, in Montréal, Québec under the laws of the Province of Québec or the federal laws of Canada, in Toronto, Ontario under the laws of the Province of Ontario or the federal laws of Canada or in New York, New York under the laws of the State of New York or the federal laws of the United States of America.

“Canadian Dollar Equivalent” means, in respect of an amount expressed in a currency other than Canadian dollars (the “Foreign Currency Amount”) at any date, the product obtained by multiplying (a) the Foreign Currency Amount by (b) the noon spot exchange rate on such date for such foreign currency expressed in Canadian dollars as reported by the Bank of Canada or, in the event such spot exchange rate is not available, such exchange rate on such date for such foreign currency expressed in Canadian dollars as may be deemed by the Board of Directors to be appropriate for such purpose.

“Certificate” means the certificate of arrangement giving effect to the Arrangement issued pursuant to subsection 192(7) of the Act.

“Court” means the Superior Court of Québec.

“Current Market Price” means, in respect of a share of Spinco Common Stock on any date, the Canadian Dollar Equivalent of the average of the closing bid and asked prices of the shares of Spinco Common Stock during a period of 20 consecutive trading days ending not more than three trading days before such date on the NYSE, or, if the shares of Spinco Common Stock are not then listed on the NYSE, on such other stock exchange or automated quotation system on which the shares of Spinco Common Stock are listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose; provided however, that if in the opinion of the Board of Directors the public distribution or trading activity of the shares of Spinco Common Stock during such period does not create a market which reflects the fair market value of a share of Spinco Common Stock, then the Current Market Price of a share of Spinco Common Stock shall be determined by the Board of Directors, in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by the Board of Directors shall be conclusive and binding.

“Domtar” means Domtar Inc., a corporation governed by the Act.

“Effective Date” means the date shown on the Certificate which shall be the same date as the Distribution Date.

“Effective Time” means the time on the Effective Date at which the Arrangement becomes effective which shall be deemed to be immediately following the Distribution.

“Exchange Right” has the meaning ascribed thereto in section 5.1.

“Exchangeable Share Provisions” means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, which rights, privileges, restrictions and conditions shall be substantially as set out in Appendix 2 of the Plan of Arrangement.

“Exchangeable Shares” means the non-voting exchangeable shares in the capital of Newco Canada Exchangeco, having substantially the rights, privileges, restrictions and conditions set out in the Exchangeable Share Provisions.

“Final Order” means the order of the Court approving the Plan of Arrangement as such order may be amended at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed.

“Government Entity” means any federal, provincial, state, local or foreign government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign.

“Indemnified Parties” has the meaning ascribed thereto in section 9.1.

“Insolvency Event” means the institution by Newco Canada Exchangeco of any proceeding to be adjudicated a bankrupt or insolvent or to be wound up, or the consent of Newco Canada Exchangeco to the institution of bankruptcy, insolvency or winding-up proceedings against it, or the filing of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, including without limitation the Companies Creditors” Arrangement Act (Canada) and the Bankruptcy and Insolvency Act (Canada), and the failure by Newco Canada Exchangeco to contest in good faith any such proceedings commenced in respect of Newco Canada Exchangeco within 30 days of becoming aware thereof, or the consent by Newco Canada Exchangeco to the filing of any such petition or to the appointment of a receiver, or the making by Newco Canada Exchangeco of a general assignment for the benefit of creditors, or the admission in writing by Newco Canada Exchangeco of its inability to pay its debts generally as they become due, or Newco Canada Exchangeco not being permitted, pursuant to solvency requirements of applicable law, to redeem any Retracted Shares pursuant to section 5.6.6 of the Exchangeable Share Provisions.

“Liquidation Call Right” has the meaning ascribed thereto in the Plan of Arrangement.

“Liquidation Event” has the meaning ascribed thereto in section 5.12(b).

“Liquidation Event Effective Date” has the meaning ascribed thereto in section 5.12(c).

“List” has the meaning ascribed thereto in section 4.6.

“Newco Holding” means Domtar Delaware Holdings Inc., a corporation incorporated under the laws of the State of Delaware and a controlled subsidiary of Domtar Paper Company, LLC.

“NYSE” means the New York Stock Exchange, Inc.

“Officer’s Certificate” means, with respect to Spinco, Newco Canada or Newco Canada Exchangeco, as the case may be, a certificate signed by any officer or director of Spinco, Newco Canada or Newco Canada Exchangeco, as the case may be.

“person” means any individual, a general or limited partnership, a corporation, a trust, a joint venture, an unincorporated organization, a limited liability entity, any other entity and any Government Entity;

“Plan of Arrangement” means the plan of arrangement substantially in the form and content of Exhibit D to the Transaction Agreement and any amendments or variations thereto made in accordance with section 8.03 of the Transaction Agreement or Article 6 of the Plan of Arrangement or made at the direction of the Court.

“Redemption Call Right” has the meaning ascribed thereto in the Plan of Arrangement.

“Retracted Shares” has the meaning ascribed thereto in section 5.7.

“Retraction Call Right” has the meaning ascribed thereto in the Exchangeable Share Provisions.

“Special Voting Stock” has the meaning ascribed thereto in the Transaction Agreement.

“Spinco Common Stock” means the common stock of Spinco, par value US$0.01 per share and any other securities into which such shares may be changed.

“Spinco Consent” has the meaning ascribed thereto in section 4.2.

“Spinco Meeting” has the meaning ascribed thereto in section 4.2.

“Spinco Successor” has the meaning ascribed thereto in section 11.1(a).

“subsidiary” of any person means any corporation or other organization whether incorporated or unincorporated of which at least a majority of the securities or interests having by the terms thereof ordinary voting power to elect at least a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled (i) by such person, (ii) by any one or more of its subsidiaries, or (iii) by such person and one or more of its subsidiaries; provided, however, that no person that is not directly or indirectly wholly-owned by any other person shall be a subsidiary of such other person unless such other person controls, or has the right, power or ability to control, that person.

“Support Agreement” means the support agreement made as of even date herewith between Newco Canada Exchangeco, Newco Canada, Domtar Paper Company, LLC, Newco Holding and Spinco substantially in the form and content of Exhibit F to the Transaction Agreement, with such changes thereto as the parties to the Transaction Agreement, acting reasonably, may agree.

“Transaction Agreement” means the amended and restated transaction agreement dated as of the 25th day of January, 2007 among Weyerhaeuser, Spinco, Domtar Paper Company, LLC, Newco Holding, Domtar Pacific Papers Inc., Newco Canada, Newco Canada Exchangeco and Domtar, as amended, supplemented and/or restated in accordance therewith, providing for, among other things, the Arrangement.

“Trust” means the trust created by this Agreement.

“Trust Estate” means the share of Special Voting Stock, any other securities, the Exchange Right, the Automatic Exchange Rights and any money or other property which may be held by the Trustee from time to time pursuant to this Agreement.

“Trustee” means Computershare Trust Company of Canada and, subject to the provisions of Article 10, includes any successor trustee.

“Voting Rights” means the voting rights attached to the share of Special Voting Stock.

“Weyerhaeuser” means Weyerhaeuser Company, a corporation existing under the laws of the State of Washington.

ARTICLE 2

PURPOSE OF AGREEMENT

2.1    Establishment of Trust

The purpose of this Agreement is to create the Trust for the benefit of the Beneficiaries, as herein provided. The Trustee will hold the share of Special Voting Stock in order to enable the Trustee to exercise the Voting Rights and will hold the Exchange Right and the Automatic Exchange Rights in order to enable the Trustee to exercise such rights, in each case as trustee for and on behalf of the Beneficiaries as provided in this Agreement.

ARTICLE 3

SPECIAL VOTING STOCK

3.1    Issue and Ownership of the Share of Special Voting Stock

Spinco hereby issues to and deposits with the Trustee, the share of Special Voting Stock to be hereafter held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries in accordance with the provisions of this Agreement. Spinco hereby acknowledges receipt from the Trustee as trustee for and on behalf of the Beneficiaries of good and valuable consideration (and the adequacy thereof) for the issuance of the share of Special Voting Stock by Spinco to the Trustee. During the term of the Trust and subject to the terms and conditions of this Agreement, the Trustee shall possess and be vested with full legal ownership of the share of Special Voting Stock and shall be entitled to exercise all of the rights and powers of an owner with respect to the share of Special Voting Stock provided that the Trustee shall:

(a)	hold the share of Special Voting Stock and all the rights related thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this Agreement; and

(b)	except as specifically authorized by this Agreement, have no power or authority to sell, transfer, vote or otherwise deal in or with the share of Special Voting Stock and the share of Special Voting Stock shall not be used or disposed of by the Trustee for any purpose other than the purposes for which this Trust is created pursuant to this Agreement.

3.2    Legended Share Certificates

Newco Canada Exchangeco will cause each certificate representing Exchangeable Shares that is issued to bear an appropriate legend notifying the Beneficiaries of their right to instruct the Trustee with respect to the exercise of the Voting Rights in respect of the Exchangeable Shares of the Beneficiaries.

3.3    Safe Keeping of Certificate

The certificate representing the share of Special Voting Stock shall at all times be held in safe keeping by the Trustee.

ARTICLE 4

EXERCISE OF VOTING RIGHTS

4.1    Voting Rights

The Trustee, as the holder of record of the share of Special Voting Stock, shall be entitled to all of the Voting Rights, including the right to vote in person or by proxy the share of Special Voting Stock on any matters, questions, proposals or propositions whatsoever that may properly come before the shareholders of Spinco at a Spinco Meeting or in connection with a Spinco Consent. The Voting Rights shall be and remain vested in and exercised by the Trustee. Subject to section 7.15:

(a)	the Trustee shall exercise the Voting Rights only on the basis of instructions received pursuant to this Article 4 from Beneficiaries entitled to instruct the Trustee as to the voting thereof at the time at which the Spinco Meeting is held or a Spinco Consent is sought; and

(b)	to the extent that no instructions are received from a Beneficiary with respect to the Voting Rights to which such Beneficiary is entitled, the Trustee shall not exercise or permit the exercise of such Voting Rights.

4.2    Number of Votes

With respect to all meetings of shareholders of Spinco at which holders of shares of Spinco Common Stock are entitled to vote (each, a “Spinco Meeting”) and with respect to all written consents sought by Spinco from its shareholders including the holders of shares of Spinco Common Stock (each, a “Spinco Consent”), each Beneficiary shall be entitled to instruct the Trustee to cast and exercise the number of votes comprised in the Voting Rights for each Exchangeable Share owned of record by such Beneficiary on the record date for holders of shares of Spinco Common Stock entitled to vote on any such matter established by Spinco or by applicable law for such Spinco Meeting or Spinco Consent, as the case may be, equal to the number of shares of Spinco Common Stock into which such Exchangeable Share is then exchangeable (the “Beneficiary Votes”), in respect of each matter, question, proposal or proposition to be voted on at such Spinco Meeting or in connection with such Spinco Consent.

4.3    Mailings to Shareholders

With respect to each Spinco Meeting and Spinco Consent, the Trustee will use its reasonable efforts promptly to mail or cause to be mailed (or otherwise communicate in the same manner as Spinco utilizes in communications to holders of shares of Spinco Common Stock subject to applicable regulatory requirements and provided such manner of communications is reasonably available to the Trustee) to each of the Beneficiaries named in the List referred to in section 4.6, such mailing or communication to commence on the same day as the mailing or notice (or other communication) with respect thereto is commenced by Spinco to its shareholders:

(a)	a copy of such notice, together with any related materials, including, without limitation, any proxy or information statement, to be provided to shareholders of Spinco;

(b)	a statement that such Beneficiary is entitled to instruct the Trustee as to the exercise of the Beneficiary Votes with respect to such Spinco Meeting or Spinco Consent or, pursuant to section 4.7, to attend such Spinco Meeting and to exercise personally the Beneficiary Votes at such meeting;

(c)	a statement as to the manner in which such instructions may be given to the Trustee, including an express indication that instructions may be given to the Trustee to give:

(i)	a proxy to such Beneficiary or his designee to exercise personally the Beneficiary Votes; or

(ii)	a proxy to a designated agent or other representative of the management of Spinco to exercise such Beneficiary Votes;

(d)	a statement that if no such instructions are received from the Beneficiary, the Beneficiary Votes to which such Beneficiary is entitled will not be exercised;

(e)	a form of direction whereby the Beneficiary may so direct and instruct the Trustee as contemplated herein; and

(f)	a statement of the time and date by which such instructions must be received by the Trustee in order to be binding upon it, which in the case of a Spinco Meeting shall not be earlier than the close of business on the second Business Day prior to such meeting, and of the method for revoking or amending such instructions.

The materials referred to in this section 4.3 are to be provided to the Trustee by Spinco and the materials referred to in sections 4.3(c), 4.3(e) and 4.3(f) shall be subject to reasonable comment by the Trustee in a timely manner. Spinco shall ensure that the materials to be provided to the Trustee are provided in sufficient time to permit the Trustee to comment as aforesaid and to send all materials to each Beneficiary at the same time as such materials are first sent to holders of shares of Spinco Common Stock. Spinco agrees not to communicate with holders of shares of Spinco Common Stock with respect to the materials referred to in this section 4.3 otherwise than by mail unless such method of communication is also reasonably available to the Trustee for communication with the Beneficiaries.

For the purpose of determining Beneficiary Votes to which a Beneficiary is entitled in respect of any Spinco Meeting or Spinco Consent, the number of Exchangeable Shares owned of record by the Beneficiary shall be determined at the close of business on the record date established by Spinco or by applicable law for purposes of determining shareholders entitled to vote at such Spinco Meeting. Spinco will notify the Trustee of any decision of the board of directors of Spinco with respect to the calling of any Spinco Meeting and shall provide all necessary information and materials to the Trustee in each case promptly and in any event in sufficient time to enable the Trustee to perform its obligations contemplated by this section 4.3.

4.4    Copies of Shareholder Information

Spinco will deliver to the Trustee copies of all proxy materials (including notices of Spinco Meetings but excluding proxies to vote shares of Spinco Common Stock), information statements, reports (including without limitation, all interim and annual financial statements) and other written communications that, in each case, are to be distributed from time to time to holders of shares of Spinco Common Stock in sufficient quantities and in sufficient time so as to enable the Trustee to send those materials to each Beneficiary at the same time as such materials are first sent to holders of shares of Spinco Common Stock. The Trustee will mail or otherwise send to each Beneficiary, at the expense of Spinco, copies of all such materials (and all materials specifically directed to the Beneficiaries or to the Trustee for the benefit of the Beneficiaries by Spinco) received by the Trustee from Spinco contemporaneously with the sending of such materials to holders of shares of Spinco Common Stock. The Trustee will also make available for inspection by any Beneficiary at the Trustee’s principal office in Montreal all proxy materials, information statements, reports and other written communications that are:

(a)	received by the Trustee as the registered holder of the share of Special Voting Stock and made available by Spinco generally to the holders of shares of Spinco Common Stock; or

(b)	specifically directed to the Beneficiaries or to the Trustee for the benefit of the Beneficiaries by Spinco.

4.5    Other Materials

As soon as reasonably practicable after receipt by Spinco or holders of shares of Spinco Common Stock (if such receipt is known by Spinco) of any material sent or given by or on behalf of a third party to holders of shares of Spinco Common Stock generally, including without limitation, dissident proxy and information circulars (and related information and material) and tender and exchange offer circulars (and related information and material), Spinco shall use its reasonable efforts to obtain and deliver to the Trustee copies thereof in sufficient quantities so as to enable the Trustee to forward such material (unless the same has been provided directly to Beneficiaries by such third party) to each Beneficiary as soon as possible thereafter. As soon as reasonably practicable after receipt thereof, the Trustee will mail or otherwise send to each Beneficiary, at the expense of Spinco, copies of all such materials received by the Trustee from Spinco. The Trustee will also make available for inspection by any Beneficiary at the Trustee’s principal office in Montreal copies of all such materials.

4.6    List of Persons Entitled to Vote

Newco Canada Exchangeco shall, (a) prior to each annual, general and special Spinco Meeting or the seeking of any Spinco Consent and (b) forthwith upon each request made at any time by the Trustee in writing, prepare or cause to be prepared a list (a “List”) of the names and addresses of the Beneficiaries arranged in alphabetical order and showing the number of Exchangeable Shares held of record by each such Beneficiary, in each case at the close of business on the date specified by the Trustee in such request or, in the case of a List prepared in connection with a Spinco Meeting or a Spinco Consent, at the close of business on the record date established by Spinco or pursuant to applicable law for determining the holders of shares of Spinco Common Stock entitled to receive notice of and/or to vote at such Spinco Meeting or to give consent in connection with such Spinco Consent. Each such List shall be delivered to the Trustee promptly after receipt by Newco Canada Exchangeco of such request or the record date for such meeting or seeking of consent, as the case may be, and in any event within sufficient time as to permit the Trustee to perform its obligations under this Agreement. Spinco agrees to give Newco Canada Exchangeco notice (with a copy to the Trustee) of the calling of any Spinco Meeting or the seeking of any Spinco Consent, together with the record dates therefor, sufficiently prior to the date of the calling of such meeting or seeking of such consent so as to enable Newco Canada Exchangeco to perform its obligations under this section 4.6.

4.7    Entitlement to Direct Votes

Any Beneficiary named in a List prepared in connection with any Spinco Meeting or Spinco Consent will be entitled (a) to instruct the Trustee in the manner described in section 4.3 with respect to the exercise of the Beneficiary Votes to which such Beneficiary is entitled or (b) to attend such meeting and personally exercise thereat, as the proxy of the Trustee, the Beneficiary Votes to which such Beneficiary is entitled.

4.8    Voting by Trustee and Attendance of Trustee Representative at Meeting

(a)	In connection with each Spinco Meeting and Spinco Consent, the Trustee shall exercise, either in person or by proxy, in accordance with the instructions received from a Beneficiary pursuant to section 4.3, the Beneficiary Votes as to which such Beneficiary is entitled to direct the vote (or any lesser number thereof as may be set forth in the instructions); provided, however, that such written instructions are received by the Trustee from the Beneficiary prior to the time and date fixed by the Trustee for receipt of such instruction in the notice given by the Trustee to the Beneficiary pursuant to section 4.3.

(b)	The Trustee shall cause a representative who is empowered by it to sign and deliver, on behalf of the Trustee, proxies for Voting Rights to attend each Spinco Meeting. Upon submission by a Beneficiary (or its designee) of identification satisfactory to the Trustee’s representative, and at the Beneficiary’s request, such representative shall sign and deliver to such Beneficiary (or its designee) a proxy to exercise personally the Beneficiary Votes as to which such Beneficiary is otherwise entitled hereunder to direct the vote, if such Beneficiary either (i) has not previously given the Trustee instructions pursuant to section 4.3 in respect of such meeting or (ii) submits to such representative written revocation of any such previous instructions. At such meeting, the Beneficiary exercising such Beneficiary Votes shall have the same rights as the Trustee to speak at the meeting in favour of any matter, question, proposal or proposition, to vote by way of ballot at the meeting in respect of any matter, question, proposal or proposition, and to vote at such meeting by way of a show of hands in respect of any matter, question or proposition.

4.9    Distribution of Written Materials

Any written materials distributed by the Trustee pursuant to this Agreement shall be sent by mail (or otherwise communicated in the same manner as Spinco utilizes in communications to holders of shares of Spinco Common Stock subject to applicable regulatory requirements and provided such manner of communications is reasonably available to the Trustee) to each Beneficiary at its address as shown on the books of Newco Canada Exchangeco. Spinco agrees not to communicate with holders of shares of Spinco Common Stock with respect to such written materials otherwise than by mail unless such method of communication is also reasonably available to the Trustee for communication with the Beneficiaries. Newco Canada Exchangeco shall provide or cause to be provided to the Trustee for purposes of communication, on a timely basis and without charge or other expense:

(a)	a current List; and

(b)	upon the request of the Trustee, mailing labels to enable the Trustee to carry out its duties under this Agreement.

4.10    Termination of Voting Rights

All of the rights of a Beneficiary with respect to the Beneficiary Votes exercisable in respect of the Exchangeable Shares held by such Beneficiary, including the right to instruct the Trustee as to the voting of or to vote personally such Beneficiary Votes, shall be deemed to be surrendered by the Beneficiary to Newco Canada or Newco Canada Exchangeco and such Beneficiary Votes and the Voting Rights represented thereby shall cease immediately upon the delivery by such holder to the Trustee of such Exchangeable Shares in connection with the exercise by the Beneficiary of the Exchange Right or the occurrence of the automatic exchange of Exchangeable

Shares for shares of Spinco Common Stock, as specified in Article 5 (unless, in either case, Newco Canada, has not been delivered the requisite shares of Spinco Common Stock to be delivered in exchange therefor to the Trustee for delivery to the Beneficiaries), or upon the redemption of Exchangeable Shares pursuant to Article 5.6 or Article 5.7 of the Exchangeable Share Provisions, or upon the effective date of the liquidation, dissolution or winding-up of Newco Canada Exchangeco pursuant to Article 5.5 of the Exchangeable Share Provisions, or upon the purchase of Exchangeable Shares from the holder thereof by Newco Canada pursuant to the exercise by Newco Canada of the Retraction Call Right, the Redemption Call Right or the Liquidation Call Right.

ARTICLE 5

EXCHANGE RIGHT AND AUTOMATIC EXCHANGE

5.1    Grant and Exercise of the Exchange Right

Spinco hereby grants to the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries the right (the “Exchange Right”), upon the occurrence and during the continuance of an Insolvency Event, to require Newco Canada to purchase from each or any Beneficiary all or any part of the Exchangeable Shares held by the Beneficiary and the Automatic Exchange Rights, all in accordance with the provisions of this Agreement. Spinco hereby acknowledges receipt from the Trustee as trustee for and on behalf of the Beneficiaries of good and valuable consideration (and the adequacy thereof) for the grant of the Exchange Right and the Automatic Exchange Rights by Spinco to the Trustee. During the term of the Trust and subject to the terms and conditions of this Agreement, the Trustee shall possess and be vested with all rights in respect of the Exchange Right and the Automatic Exchange Rights and shall be entitled to exercise all of the rights and powers of an owner with respect to the Exchange Right and the Automatic Exchange Rights, provided that the Trustee shall:

(a)	hold the Exchange Right and the Automatic Exchange Rights and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this Agreement; and

(b)	except as specifically authorized by this Agreement, have no power or authority to exercise or otherwise deal in or with the Exchange Right or the Automatic Exchange Rights, and the Trustee shall not exercise any such rights for any purpose other than the purposes for which the Trust is created pursuant to this Agreement.

5.2     Legended Share Certificates

Newco Canada Exchangeco will cause each certificate issued representing Exchangeable Shares to bear an appropriate legend notifying the Beneficiaries of:

(a)	their right to instruct the Trustee with respect to the exercise of the Exchange Right in respect of the Exchangeable Shares held by a Beneficiary; and

(b)	the Automatic Exchange Rights.

5.3    General Exercise of Exchange Right

The Exchange Right shall be and remain vested in and exercisable by the Trustee. Subject to section 7.15, the Trustee shall exercise the Exchange Right only on the basis of instructions received pursuant to this Article 5 from Beneficiaries entitled to instruct the Trustee as to the exercise thereof. To the extent that no instructions are received from a Beneficiary with respect to the Exchange Right, the Trustee shall not exercise or permit the exercise of the Exchange Right.

5.4    Purchase Price

The purchase price payable by Newco Canada for each Exchangeable Share to be purchased by Newco Canada under the Exchange Right shall be an amount per Exchangeable Share equal to (a) the Current Market

Price of a share of Spinco Common Stock on the last Business Day prior to the day of closing of the purchase and sale of such Exchangeable Share under the Exchange Right, which shall be satisfied in full by Newco Canada causing to be sent to such holder one share of Spinco Common Stock, plus (b) to the extent not paid by Newco Canada Exchangeco on the designated payment date therefor, an additional amount equal to and in satisfaction of the full amount of all declared and unpaid dividends on each such Exchangeable Share held by such holder on any dividend record date which occurred prior to the closing of the purchase and sale. In connection with each exercise of the Exchange Right, Newco Canada shall provide to the Trustee an Officer’s Certificate setting forth the calculation of the purchase price for each Exchangeable Share. The purchase price for each such Exchangeable Share so purchased may be satisfied only by Newco Canada delivering or causing to be delivered to the Trustee, on behalf of the relevant Beneficiary, one share of Spinco Common Stock and on the applicable payment date a cheque for the balance, if any, of the purchase price without interest (but less any amounts withheld pursuant to section 5.13). Upon payment by Newco Canada of such purchase price, the relevant Beneficiary shall cease to have any right to be paid any amount in respect of declared and unpaid dividends on each such Exchangeable Share by Newco Canada Exchangeco.

5.5    Exercise Instructions

Subject to the terms and conditions herein set forth, a Beneficiary shall be entitled, upon the occurrence and during the continuance of an Insolvency Event, to instruct the Trustee to exercise the Exchange Right with respect to all or any part of the Exchangeable Shares registered in the name of such Beneficiary on the books of Newco Canada Exchangeco. To cause the exercise of the Exchange Right by the Trustee, the Beneficiary shall deliver to the Trustee, in person or by certified or registered mail, at its principal office in Montreal or at such other places in Canada as the Trustee may from time to time designate by written notice to the Beneficiaries, the certificates, if any, representing the Exchangeable Shares which such Beneficiary desires Newco Canada to purchase, duly endorsed in blank for transfer, and accompanied by such other documents and instruments as may be required to effect a transfer of Exchangeable Shares and such additional documents and instruments as the Trustee, Newco Canada Exchangeco, Spinco or Newco Canada may reasonably require together with (a) a duly completed form of notice of exercise of the Exchange Right in form and substance satisfactory to the Trustee, Spinco, Newco Canada and Newco Canada Exchangeco, stating (i) that the Beneficiary thereby instructs the Trustee to exercise the Exchange Right so as to require Newco Canada to purchase from the Beneficiary the number of Exchangeable Shares specified therein, (ii) that such Beneficiary has good title to and owns all such Exchangeable Shares to be acquired by Newco Canada, free and clear of all liens, claims and encumbrances, (iii) the names in which the shares of Spinco Common Stock issuable in connection with the exercise of the Exchange Right are to be issued and (iv) the names and addresses of the persons to whom such shares of Spinco Common Stock should be delivered and (b) payment (or evidence satisfactory to the Trustee, Newco Canada Exchangeco, Newco Canada and Spinco of payment) of the taxes (if any) payable as contemplated by section 5.8 of this Agreement. If only a part of the Exchangeable Shares are to be purchased by Newco Canada under the Exchange Right, the balance of such Exchangeable Shares shall be issued to the holder at the expense of Newco Canada Exchangeco either by a new certificate or through the direct registration system.

5.6    Delivery of Spinco Common Stock; Effect of Exercise

Promptly after the receipt of the notice of exercise of the Exchange Right, together with such documents and instruments of transfer required by section 5.5 (and payment of taxes, if any payable as contemplated by section 5.8 or evidence thereof), the Trustee shall notify Spinco, Newco Canada and Newco Canada Exchangeco of its receipt of the same, which notice to Spinco, Newco Canada and Newco Canada Exchangeco shall constitute exercise of the Exchange Right by the Trustee on behalf of the holder of such Exchangeable Shares, and Newco Canada shall promptly thereafter deliver or cause to be delivered to the Trustee (which delivery may be in the form of a certificate or in book-entry form through the direct registration system), for delivery to the Beneficiary of such Exchangeable Shares (or to such other persons, if any, properly designated by such Beneficiary) the number of shares of Spinco Common Stock issuable in connection with the exercise of the Exchange Right, and on the applicable payment date cheques for the balance, if any, of the total purchase price therefor without interest (but less any amounts withheld pursuant to section 5.13); provided, however, that no such delivery shall be made unless and until the Beneficiary requesting the same shall have paid (or provided evidence satisfactory to the Trustee, Newco Canada Exchangeco, Newco Canada and Spinco of the payment of) the taxes (if any) payable as contemplated by section 5.8 of this Agreement. Immediately upon the giving of notice by the Trustee to Spinco, Newco Canada and Newco Canada Exchangeco of the exercise of the Exchange Right as provided in this section 5.6, the closing of the transaction of purchase and sale contemplated by the Exchange Right shall be deemed to have occurred and the holder of such Exchangeable Shares shall be deemed to have transferred to Newco Canada, all of such holder’s right, title and interest in and to such Exchangeable Shares and the related interest in the Trust Estate and shall cease to be a holder of such Exchangeable Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive his proportionate part of the total purchase price therefor, unless the requisite number of shares of Spinco Common Stock is not allotted, issued and delivered by Newco Canada, to the Trustee within five Business Days of the date of the giving of such notice by the Trustee or the balance of the purchase price, if any, is not paid by Newco Canada, on the applicable payment date therefor, in which case the rights of the Beneficiary shall remain unaffected until such shares of Spinco Common Stock are so allotted, issued and delivered, and the balance of the purchase price, if any, has been paid, by Newco Canada. Upon delivery by Newco Canada, to the Trustee of such shares of Spinco Common Stock, and the balance of the purchase price, if any, the Trustee shall deliver such shares of Spinco Common Stock to such Beneficiary (or to such other persons, if any, properly designated by such Beneficiary), either in the form of a certificate or in book-entry form through the direct registration system. Concurrently with such Beneficiary ceasing to be a holder of Exchangeable Shares, the Beneficiary shall be considered and deemed for all purposes to be the holder of the shares of Spinco Common Stock delivered to it pursuant to the Exchange Right.

5.7    Exercise of Exchange Right Subsequent to Retraction

In the event that a Beneficiary has exercised its right under Article 5.6 of the Exchangeable Share Provisions to require Newco Canada Exchangeco to redeem any or all of the Exchangeable Shares held by the Beneficiary (the “Retracted Shares”) and is notified by Newco Canada Exchangeco pursuant to section 5.6.6 of the Exchangeable Share Provisions that Newco Canada Exchangeco will not be permitted as a result of solvency requirements of applicable law to redeem all such Retracted Shares, and provided that Newco Canada shall not have exercised the Retraction Call Right with respect to the Retracted Shares and that the Beneficiary has not revoked the retraction request delivered by the Beneficiary to Newco Canada Exchangeco pursuant to section 5.6.1 of the Exchangeable Share Provisions and provided further that the Trustee has received written notice of same from Newco Canada Exchangeco or Spinco, the retraction request will constitute and will be deemed to constitute notice from the Beneficiary to the Trustee instructing the Trustee to exercise the Exchange Right with respect to those Retracted Shares that Newco Canada Exchangeco is unable to redeem. In any such event, Newco Canada Exchangeco hereby agrees with the Trustee and in favour of the Beneficiary promptly to forward or cause to be forwarded to the Trustee all relevant materials delivered by the Beneficiary to Newco Canada Exchangeco or to the transfer agent of the Exchangeable Shares (including without limitation, a copy of the retraction request delivered pursuant to section 5.6.1 of the Exchangeable Share Provisions) in connection with such proposed redemption of the Retracted Shares and the Trustee will thereupon exercise the Exchange Right with respect to the Retracted Shares that Newco Canada Exchangeco is not permitted to redeem and will require Newco Canada to purchase such shares in accordance with the provisions of this Article 5.

5.8    Stamp or Other Transfer Taxes

Upon any sale of Exchangeable Shares to Newco Canada pursuant to the Exchange Right or the Automatic Exchange Rights, the shares of Spinco Common Stock to be delivered in connection with the payment of the total purchase price therefor shall be issued in the name of the Beneficiary of the Exchangeable Shares so sold or in such names as such Beneficiary may otherwise direct in writing without charge to the holder of the Exchangeable Shares so sold; provided, however, that such Beneficiary (a) shall pay (and none of Spinco, Newco Canada, Newco Canada Exchangeco or the Trustee shall be required to pay) any documentary, stamp, transfer or other taxes that may be payable in respect of any transfer involved in the issuance or delivery of such shares to a person other than such Beneficiary or (b) shall have evidenced to the satisfaction of the Trustee, Spinco, Newco Canada and Newco Canada Exchangeco that such taxes, if any, have been paid.

5.9    Notice of Insolvency Event

As soon as practicable following the occurrence of an Insolvency Event or any event that with the giving of notice or the passage of time or both would be an Insolvency Event, Newco Canada Exchangeco and Spinco shall give written notice thereof to the Trustee. As soon as practicable following the receipt of notice from Newco Canada Exchangeco and Spinco of the occurrence of an Insolvency Event, or upon the Trustee becoming aware of an Insolvency Event, the Trustee will mail to each Beneficiary, at the expense of Spinco (such funds to be received in advance), a notice of such Insolvency Event in the form provided by Spinco, which notice shall contain a brief statement of the rights of the Beneficiaries with respect to the Exchange Right.

5.10    Qualification of Spinco Common Stock

Spinco covenants that if any shares of Spinco Common Stock (or other shares or securities into which shares of Spinco Common Stock may be reclassified or changed as contemplated by section 2.7 of the Support Agreement) to be issued and delivered pursuant to the Exchange Right or the Automatic Exchange Rights require registration or qualification with or approval of or the filing of any document, including any prospectus or similar document, or the taking of any proceeding with or the obtaining of any order, ruling or consent from any governmental or regulatory authority under any Canadian or United States federal, provincial or state law or regulation or pursuant to the rules and regulations of any regulatory authority or the fulfillment of any other Canadian or United States federal, provincial or state legal requirement before such shares may be issued by Spinco and delivered by Newco Canada or Newco Canada Exchangeco, as the case may be, to the initial holder thereof or in order that such shares (or such other shares or securities) may be freely traded thereafter (other than any restrictions of general application on transfer by reason of a holder being a “control person” for purposes of Canadian provincial securities law or an “affiliate” of Spinco for purposes of United States federal or state securities law), Spinco will in good faith expeditiously take all such actions and do all such things as are necessary or desirable to cause such shares of Spinco Common Stock (or such other shares or securities) to be and remain duly registered, qualified or approved under United States or Canadian law, as the case may be. Spinco will in good faith expeditiously take all such actions and do all such things as are reasonably necessary or desirable to cause all shares of Spinco Common Stock (or such other shares or securities) to be delivered pursuant to the Exchange Right or the Automatic Exchange Rights to be listed, quoted or posted for trading on all stock exchanges and quotation systems on which outstanding shares of Spinco Common Stock (or such other shares or securities) have been listed by Spinco and remain listed and are quoted or posted for trading at such time.

5.11    Spinco Common Stock

Spinco hereby represents, warrants and covenants that the shares of Spinco Common Stock issuable as described herein will be duly authorized and validly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance.

5.12    Automatic Exchange on Liquidation of Spinco

(a)	Spinco will give the Trustee written notice of each of the following events at the time set forth below:

(i)	in the event of any determination by the board of directors of Spinco to institute voluntary liquidation, dissolution or winding-up proceedings with respect to Spinco or to effect any other distribution of assets of Spinco among its shareholders for the purpose of winding up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution; and

(ii)	as soon as practicable following the earlier of (A) receipt by Spinco of notice of, and (B) Spinco otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of Spinco or to effect any other distribution of assets of Spinco among its shareholders for the purpose of winding up its affairs, in each case where Spinco has failed to contest in good faith any such proceeding commenced in respect of Spinco within 30 days of becoming aware thereof.

(b)	As soon as practicable following receipt by the Trustee from Spinco of notice of any event (a “Liquidation Event”) contemplated by section 5.12(a)(i) or 5.12(a)(ii) above, the Trustee will give notice thereof to the Beneficiaries. Such notice shall be provided to the Trustee by Spinco and shall include a brief description of the automatic exchange of Exchangeable Shares for shares of Spinco Common Stock provided for in section 5.12(c).

(c)	In order that the Beneficiaries will be able to participate on a pro rata basis with the holders of shares of Spinco Common Stock in the distribution of assets of Spinco in connection with a Liquidation Event, on the fifth Business Day prior to the effective date (the “Liquidation Event Effective Date”) of a Liquidation Event all of the then outstanding Exchangeable Shares shall be automatically exchanged for shares of Spinco Common Stock. To effect such automatic exchange, Newco Canada, shall purchase on the fifth Business Day prior to the Liquidation Event Effective Date each Exchangeable Share then outstanding and held by Beneficiaries, and each Beneficiary shall sell the Exchangeable Shares held by it at such time, for a purchase price per share equal to (i) the Current Market Price of a share of Spinco Common Stock on the fifth Business Day prior to the Liquidation Event Effective Date, which shall be satisfied in full by Newco Canada, issuing to the Beneficiary one share of Spinco Common Stock, and (ii) to the extent not paid by Newco Canada Exchangeco, an additional amount equal to and in satisfaction of the full amount of all declared and unpaid dividends on each such Exchangeable Share held by such holder on any dividend record date which occurred prior to the date of the exchange. Newco Canada, shall provide the Trustee with an Officer’s Certificate in connection with each automatic exchange setting forth the calculation of the purchase price for each Exchangeable Share.

(d)	On the fifth Business Day prior to the Liquidation Event Effective Date, the closing of the transaction of purchase and sale contemplated by the automatic exchange of Exchangeable Shares for shares of Spinco Common Stock shall be deemed to have occurred, and each Beneficiary shall be deemed to have transferred to Newco Canada, all of the Beneficiary’s right, title and interest in and to such Beneficiary’s Exchangeable Shares and the related interest in the Trust Estate, any right of each such Beneficiary to receive declared and unpaid dividends from Newco Canada Exchangeco shall be deemed to be satisfied and discharged and each such Beneficiary shall cease to be a holder of such Exchangeable Shares and Newco Canada, shall deliver to the Beneficiary the shares of Spinco Common Stock issuable upon the automatic exchange of Exchangeable Shares for shares of Spinco Common Stock and on the applicable payment date shall deliver to the Trustee for delivery to the Beneficiary a cheque for the balance, if any, of the total purchase price for such Exchangeable Shares without interest but less any amounts withheld pursuant to section 5.13. Concurrently with such Beneficiary ceasing to be a holder of Exchangeable Shares, the Beneficiary shall be considered and deemed for all purposes to be the holder of the shares of Spinco Common Stock issued pursuant to the automatic exchange of Exchangeable Shares for shares of Spinco Common Stock and the certificates, if any, held by the Beneficiary previously representing the Exchangeable Shares exchanged by the Beneficiary with Spinco pursuant to such automatic exchange shall thereafter be deemed to represent shares of Spinco Common Stock delivered to the Beneficiary by Newco Canada, pursuant to such automatic exchange. Upon the request of a Beneficiary and the surrender by the Beneficiary of Exchangeable Share certificates, if any, deemed to represent shares of Spinco Common Stock, duly endorsed in blank and accompanied by such instruments of transfer as Newco Canada, may reasonably require, Newco Canada, shall deliver or cause to be delivered to the Beneficiary the shares of Spinco Common Stock of which the Beneficiary is the holder (which delivery may be in the form of a certificate or, in whole or in part, in book entry form through the direct registration system).

5.13    Withholding Rights

Spinco, Newco Canada, Newco Canada Exchangeco and the Trustee shall be entitled to deduct and withhold from any dividend or any consideration otherwise payable under this Agreement to any holder of Exchangeable Shares or shares of Spinco Common Stock such amounts as Spinco, Newco Canada, Newco Canada Exchangeco or the Trustee is required or permitted to deduct and withhold with respect to such payment (i) under the Income Tax Act (Canada) (the “ITA”), the United States Internal Revenue Code of 1986 or any provision of provincial, state, local or foreign tax law, in each case as amended or succeeded or (ii) required or permitted in order to comply with section 116 of the ITA or any corresponding provisions of provincial laws. The Trustee may act on the advice of counsel with respect to such matters. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the holder of the shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, Spinco, Newco Canada, Newco Canada Exchangeco and the Trustee are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to Spinco, Newco Canada, Newco Canada Exchangeco or the Trustee, as the case may be, to enable it to comply with such deduction or withholding requirement and Spinco, Newco Canada, Newco Canada Exchangeco or the Trustee shall notify the holder thereof and remit to such holder any unapplied balance of the net proceeds of such sale. Each of Spinco and Newco Canada represents and warrants that, based upon facts currently known to it, it has no current intention, as at the date of this Agreement, to deduct or withhold from any dividend paid to holders of Exchangeable Shares any amounts under the United States Internal Revenue Code of 1986.

ARTICLE 6

RESTRICTIONS ON ISSUE OF SPECIAL VOTING STOCK

6.1    Issue of Additional Shares

During the term of this Agreement, Spinco will not, without the consent of the holders at the relevant time of Exchangeable Shares, given in accordance with section 5.10.2 of the Exchangeable Share Provisions, issue any shares of Special Voting Stock.

ARTICLE 7

CONCERNING THE TRUSTEE

7.1    Powers and Duties of the Trustee

The rights, powers, duties and authorities of the Trustee under this Agreement, in its capacity as Trustee of the Trust, shall include:

(a)	receipt and deposit of the share of Special Voting Stock from Spinco as Trustee for and on behalf of the Beneficiaries in accordance with the provisions of this Agreement;

(b)	granting proxies and distributing materials to Beneficiaries as provided in this Agreement;

(c)	voting the Beneficiary Votes in accordance with the provisions of this Agreement;

(d)	receiving the grant of the Exchange Right and the Automatic Exchange Rights from Spinco as Trustee for and on behalf of the Beneficiaries in accordance with the provisions of this Agreement;

(e)	exercising the Exchange Right and enforcing the benefit of the Automatic Exchange Rights, in each case in accordance with the provisions of this Agreement, and in connection therewith receiving from Beneficiaries Exchangeable Shares and other requisite documents and distributing to such Beneficiaries shares of Spinco Common Stock and cheques, if any, to which such Beneficiaries are entitled upon the exercise of the Exchange Right or pursuant to the Automatic Exchange Rights, as the case may be;

(f)	holding title to the Trust Estate;

(g)	investing any moneys forming, from time to time, a part of the Trust Estate as provided in this Agreement;

(h)	taking action on its own initiative or at the direction of a Beneficiary or Beneficiaries to enforce the obligations of Spinco, Newco Canada and Newco Canada Exchangeco under this Agreement; and

(i)	taking such other actions and doing such other things as are specifically provided in this Agreement.

In the exercise of such rights, powers, duties and authorities the Trustee shall have (and is granted) such incidental and additional rights, powers, duties and authority not in conflict with any of the provisions of this Agreement as the Trustee, acting in good faith and in the reasonable exercise of its discretion, may deem necessary, appropriate or desirable to effect the purpose of the Trust. Any exercise of such discretionary rights, powers, duties and authorities by the Trustee shall be final, conclusive and binding upon all persons.

The Trustee in exercising its rights, powers, duties and authorities hereunder shall act honestly and in good faith and with a view to the best interests of the Beneficiaries and shall exercise the care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The Trustee shall not be bound to give notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall be specifically required to do so under the terms hereof; nor shall the Trustee be required to take any notice of, or to do, or to take any act, action or proceeding as a result of any default or breach of any provision hereunder, unless and until notified in writing of such default or breach, which notices shall distinctly specify the default or breach desired to be brought to the attention of the Trustee, and in the absence of such notice the Trustee may for all purposes of this Agreement conclusively assume that no default or breach has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein.

7.2    No Conflict of Interest

The Trustee represents to Spinco, Newco Canada and Newco Canada Exchangeco that at the date of execution and delivery of this Agreement there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder and the role of the Trustee in any other capacity. The Trustee shall, within 90 days after it becomes aware that such material conflict of interest exists, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Article 10. If, notwithstanding the foregoing provisions of this section 7.2, the Trustee has such a material conflict of interest, the validity and enforceability of this Agreement shall not be affected in any manner whatsoever by reason only of the existence of such material conflict of interest. If the Trustee contravenes the foregoing provisions of this section 7.2, any interested party may apply to a court of competent jurisdiction in Ontario for an order that the Trustee be replaced as Trustee hereunder.

7.3    Dealings with Transfer Agents, Registrars, etc.

Spinco, Newco Canada and Newco Canada Exchangeco irrevocably authorize the Trustee, from time to time, to:

(a)	consult, communicate and otherwise deal with the respective registrars and transfer agents, and with any such subsequent registrar or transfer agent, of the Exchangeable Shares and shares of Spinco Common Stock; and

(b)

requisition, from time to time, (i) from any such registrar or transfer agent any information readily available from the records maintained by it which the Trustee may reasonably require for the discharge of its duties and responsibilities under this Agreement and (ii) from the transfer agent of shares of

Spinco Common Stock, and any subsequent transfer agent of such shares, the share certificates issuable upon the exercise from time to time of the Exchange Right and pursuant to the Automatic Exchange Rights.

Spinco, Newco Canada and Newco Canada Exchangeco irrevocably authorize their respective registrars and transfer agents to comply with all such requests.

7.4    Books and Records

The Trustee shall keep available for inspection by Spinco, Newco Canada and Newco Canada Exchangeco at the Trustee’s principal office in Montreal correct and complete books and records of account relating to the Trust created by this Agreement, including without limitation, all relevant data relating to mailings and instructions to and from Beneficiaries and all transactions pursuant to the Exchange Right and the Automatic Exchange Rights. On or before January 15, 2008, and on or before January 15th in every year thereafter, so long as the share of Special Voting Stock is on deposit with the Trustee, the Trustee shall transmit to Spinco, Newco Canada and Newco Canada Exchangeco a brief report, dated as of the preceding December 31st, with respect to:

(a)	the property and funds comprising the Trust Estate as of that date;

(b)	the number of exercises of the Exchange Right, if any, and the aggregate number of Exchangeable Shares received by the Trustee on behalf of Beneficiaries in consideration of the delivery by Newco Canada of shares of Spinco Common Stock in connection with the Exchange Right, during the calendar year ended on such December 31st; and

(c)	any action taken by the Trustee in the performance of its duties under this Agreement which it had not previously reported and which, in the Trustee’s opinion, materially affects the Trust Estate.

7.5    Income Tax Returns and Reports

The Trustee shall, to the extent necessary, prepare and file on behalf of the Trust appropriate United States and Canadian income tax returns and any other returns or reports as may be required by applicable law or pursuant to the rules and regulations of any securities exchange or other trading system through which the Exchangeable Shares are traded. In connection therewith, the Trustee may obtain the advice and assistance of such experts or advisors as the Trustee considers necessary or advisable (who may be experts or advisors to Spinco, Newco Canada or Newco Canada Exchangeco). If requested by the Trustee, Spinco, Newco Canada or Newco Canada Exchangeco shall retain qualified experts or advisors for the purpose of providing such tax advice or assistance.

7.6    Indemnification Prior to Certain Actions by Trustee

The Trustee shall exercise any or all of the rights, duties, powers or authorities vested in it by this Agreement at the request, order or direction of any Beneficiary upon such Beneficiary furnishing to the Trustee reasonable funding, security or indemnity against the costs, expenses and liabilities which may be incurred by the Trustee therein or thereby, provided that no Beneficiary shall be obligated to furnish to the Trustee any such security or indemnity in connection with the exercise by the Trustee of any of its rights, duties, powers and authorities with respect to the share of Special Voting Stock pursuant to Article 4, subject to section 7.15, and with respect to the Exchange Right pursuant to Article 5, subject to section 7.15, and with respect to the Automatic Exchange Rights pursuant to Article 5.

None of the provisions contained in this Agreement shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the exercise of any of its rights, powers, duties, or authorities unless funded, given security and indemnified as aforesaid.

7.7    Action of Beneficiaries

No Beneficiary shall have the right to institute any action, suit or proceeding or to exercise any other remedy authorized by this Agreement for the purpose of enforcing any of its rights or for the execution of any trust or power hereunder unless the Beneficiary has requested the Trustee to take or institute such action, suit or proceeding and furnished the Trustee with the funding, security or indemnity referred to in section 7.6 and the Trustee shall have failed to act within a reasonable time thereafter. In such case, but not otherwise, the Beneficiary shall be entitled to take proceedings in any court of competent jurisdiction such as the Trustee might have taken; it being understood and intended that no one or more Beneficiaries shall have any right in any manner whatsoever to affect, disturb or prejudice the rights hereby created by any such action, or to enforce any right hereunder or the Voting Rights, the Exchange Rights or the Automatic Exchange Rights except subject to the conditions and in the manner herein provided, and that all powers and trusts hereunder shall be exercised and all proceedings at law shall be instituted, had and maintained by the Trustee, except only as herein provided, and in any event for the equal benefit of all Beneficiaries.

7.8    Reliance Upon Declarations

The Trustee shall not be considered to be in contravention of any of its rights, powers, duties and authorities hereunder if, when required, it acts and relies in good faith upon statutory declarations, certificates, opinions or reports furnished pursuant to the provisions hereof or required by the Trustee to be furnished to it in the exercise of its rights, powers, duties and authorities hereunder if such statutory declarations, certificates, opinions or reports comply with the provisions of section 7.9, if applicable, and with any other applicable provisions of this Agreement.

7.9    Evidence and Authority to Trustee

Spinco, Newco Canada and/or Newco Canada Exchangeco shall furnish to the Trustee evidence of compliance with the conditions provided for in this Agreement relating to any action or step required or permitted to be taken by Spinco, Newco Canada and/or Newco Canada Exchangeco or the Trustee under this Agreement or as a result of any obligation imposed under this Agreement, including, without limitation, in respect of the Voting Rights or the Exchange Right or the Automatic Exchange Rights and the taking of any other action to be taken by the Trustee at the request of or on the application of Spinco, Newco Canada and/or Newco Canada Exchangeco promptly if and when:

(a)	such evidence is required by any other section of this Agreement to be furnished to the Trustee in accordance with the terms of this section 7.9; or

(b)	the Trustee, in the exercise of its rights, powers, duties and authorities under this Agreement, gives Spinco, Newco Canada and/or Newco Canada Exchangeco written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

Such evidence shall consist of an Officer’s Certificate of Spinco, Newco Canada and/or Newco Canada Exchangeco or a statutory declaration or a certificate made by persons entitled to sign an Officer’s Certificate stating that any such condition has been complied with in accordance with the terms of this Agreement.

Whenever such evidence relates to a matter other than the Voting Rights or the Exchange Right or the Automatic Exchange Rights or the taking of any other action to be taken by the Trustee at the request or on the application of Spinco, Newco Canada and/or Newco Canada Exchangeco, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, attorney, auditor, accountant, appraiser, valuer, engineer or other expert or any other person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a director, officer or employee of Spinco, Newco Canada and/or Newco Canada Exchangeco it shall be in the form of an Officer’s Certificate or a statutory declaration.

Each statutory declaration, Officer’s Certificate, opinion or report furnished to the Trustee as evidence of compliance with a condition provided for in this Agreement shall include a statement by the person giving the evidence:

(c)	declaring that he/she has read and understands the provisions of this Agreement relating to the condition in question;

(d)	describing the nature and scope of the examination or investigation upon which he/she based the statutory declaration, certificate, statement or opinion; and

(e)	declaring that he/she has made such examination or investigation as he/she believes is necessary to enable him to make the statements or give the opinions contained or expressed therein.

7.10    Experts, Advisers and Agents

The Trustee may:

(a)	in relation to this Agreement act and rely on the opinion or advice of or information obtained from any solicitor, attorney, auditor, accountant, appraiser, valuer, engineer or other expert, whether retained by the Trustee or by Spinco, Newco Canada and/or Newco Canada Exchangeco or otherwise, and may retain or employ such assistants as may be necessary to the proper discharge of its powers and duties and determination of its rights hereunder and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b)	employ such agents and other assistants as it may reasonably require for the proper determination and discharge of its powers and duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the Trust.

7.11    Investment of Moneys Held by Trustee

Unless otherwise provided in this Agreement, any moneys held by or on behalf of the Trustee which under the terms of this Agreement may or ought to be invested or which may be on deposit with the Trustee or which may be in the hands of the Trustee may be invested and reinvested in the name or under the control of the Trustee, in trust for Newco Canada Exchangeco, in securities in which, under the laws of the Province of Ontario, trustees are authorized to invest trust moneys, provided that such securities are stated to mature within two years after their purchase by the Trustee, and the Trustee shall so invest such moneys on the written direction of Newco Canada Exchangeco. Pending the investment of any moneys as hereinbefore provided, such moneys may be deposited in the name of the Trustee in any chartered bank in Canada or, with the consent of Newco Canada Exchangeco, in the deposit department of the Trustee or any other loan or trust company authorized to accept deposits under the laws of Canada or any province thereof at the rate of interest then current on similar deposits.

7.12    Trustee Not Required to Give Security

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts, rights, duties, powers and authorities of this Agreement.

7.13    Trustee Not Bound to Act on Request

Except as in this Agreement otherwise specifically provided, the Trustee shall not be bound to act in accordance with any direction or request of Spinco, Newco Canada and/or Newco Canada Exchangeco or of the directors thereof until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Trustee to be genuine.

7.14    Authority to Carry on Business

The Trustee represents to Spinco, Newco Canada and Newco Canada Exchangeco that at the date of execution and delivery by it of this Agreement it is authorized to carry on the business of a trust company in each of the Provinces of Canada but if, notwithstanding the provisions of this section 7.14, it ceases to be so authorized to carry on business, the validity and enforceability of this Agreement and the Voting Rights, the Exchange Right and the Automatic Exchange Rights shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within 90 days after ceasing to be authorized to carry on the business of a trust company in any Province of Canada, either become so authorized or resign in the manner and with the effect specified in Article 10.

7.15    Conflicting Claims

If conflicting claims or demands are made or asserted with respect to any interest of any Beneficiary in any Exchangeable Shares, including any disagreement between the heirs, representatives, successors or assigns succeeding to all or any part of the interest of any Beneficiary in any Exchangeable Shares, resulting in conflicting claims or demands being made in connection with such interest, then the Trustee shall be entitled, at its sole discretion, to refuse to recognize or to comply with any such claims or demands. In so refusing, the Trustee may elect not to exercise any Voting Rights, Exchange Rights or Automatic Exchange Rights subject to such conflicting claims or demands and, in so doing, the Trustee shall not be or become liable to any person on account of such election or its failure or refusal to comply with any such conflicting claims or demands. The Trustee shall be entitled to continue to refrain from acting and to refuse to act until:

(a)	the rights of all adverse claimants with respect to the Voting Rights, Exchange Right or Automatic Exchange Rights subject to such conflicting claims or demands have been adjudicated by a final judgment of a court of competent jurisdiction; or

(b)	all differences with respect to the Voting Rights, Exchange Right or Automatic Exchange Rights subject to such conflicting claims or demands have been conclusively settled by a valid written agreement binding on all such adverse claimants, and the Trustee shall have been furnished with an executed copy of such agreement certified to be in full force and effect.

If the Trustee elects to recognize any claim or comply with any demand made by any such adverse claimant, it may in its discretion require such claimant to furnish such surety bond or other security satisfactory to the Trustee as it shall deem appropriate to fully indemnify it as between all conflicting claims or demands.

7.16    Acceptance of Trust

The Trustee hereby accepts the Trust created and provided for by and in this Agreement and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various persons who shall from time to time be Beneficiaries, subject to all the terms and conditions herein set forth.

ARTICLE 8

COMPENSATION

8.1    Fees and Expenses of the Trustee

Spinco, Newco Canada and Newco Canada Exchangeco jointly and severally agree to pay the Trustee reasonable compensation for all of the services rendered by it under this Agreement and will reimburse the Trustee for all reasonable expenses (including, but not limited to, taxes other than taxes based on the net income of the Trustee, fees paid to legal counsel and other experts and advisors and travel expenses) and disbursements, including the cost and expense of any suit or litigation of any character and any proceedings before any governmental agency reasonably incurred by the Trustee in connection with its duties under this Agreement; provided that Spinco, Newco Canada and Newco Canada Exchangeco shall have no obligation to reimburse the Trustee for any expenses or disbursements paid, incurred or suffered by the Trustee in any suit or litigation in which the Trustee is determined to have acted in bad faith or with negligence, recklessness or wilful misconduct.

ARTICLE 9

INDEMNIFICATION AND LIMITATION OF LIABILITY

9.1    Indemnification of the Trustee

Spinco, Newco Canada and Newco Canada Exchangeco jointly and severally agree to indemnify and hold harmless the Trustee and each of its directors, officers, employees and agents appointed and acting in accordance with this Agreement (collectively, the “Indemnified Parties”) against all claims, losses, damages, reasonable costs, penalties, fines and reasonable expenses (including reasonable expenses of the Trustee’s legal counsel) which, without fraud, negligence, recklessness, wilful misconduct or bad faith on the part of such Indemnified Party, may be paid, incurred or suffered by the Indemnified Party by reason or as a result of the Trustee’s acceptance or administration of the Trust, its compliance with its duties set forth in this Agreement, or any written or oral instruction delivered to the Trustee by Spinco, Newco Canada or Newco Canada Exchangeco pursuant hereto.

In no case shall Spinco, Newco Canada or Newco Canada Exchangeco be liable under this indemnity for any claim against any of the Indemnified Parties unless Spinco, Newco Canada and Newco Canada Exchangeco shall be notified by the Trustee of the written assertion of a claim or of any action commenced against the Indemnified Parties, promptly after any of the Indemnified Parties shall have received any such written assertion of a claim or shall have been served with a summons or other first legal process giving information as to the nature and basis of the claim. Subject to clause (ii) below, Spinco, Newco Canada and Newco Canada Exchangeco shall be entitled to participate at their own expense in the defence and, if Spinco, Newco Canada and Newco Canada Exchangeco so elect at any time after receipt of such notice, any of them may assume the defence of any suit brought to enforce any such claim. The Trustee shall have the right to employ separate counsel in any such suit and participate in the defence thereof, but the fees and expenses of such counsel shall be at the expense of the Trustee unless: (i) the employment of such counsel has been authorized by Spinco, Newco Canada or Newco Canada Exchangeco; or (ii) the named parties to any such suit include both the Trustee and Spinco, Newco Canada or Newco Canada Exchangeco and the Trustee shall have been advised by counsel acceptable to Spinco, Newco Canada or Newco Canada Exchangeco that there may be one or more legal defences available to the Trustee that are different from or in addition to those available to Spinco, Newco Canada or Newco Canada Exchangeco and that, in the judgment of such counsel, would present a conflict of interest were a joint representation to be undertaken (in which case Spinco, Newco Canada and Newco Canada Exchangeco shall not have the right to assume the defence of such suit on behalf of the Trustee but shall be liable to pay the reasonable fees and expenses of counsel for the Trustee). This indemnity shall survive the termination of this Agreement and the resignation or removal of the Trustee.

9.2    Limitation of Liability

The Trustee shall not be held liable for any loss which may occur by reason of depreciation of the value of any part of the Trust Estate or any loss incurred on any investment of funds pursuant to this Agreement, except to the extent that such loss is attributable to the fraud, negligence, recklessness, wilful misconduct or bad faith on the part of the Trustee.

ARTICLE 10

CHANGE OF TRUSTEE

10.1    Resignation

The Trustee, or any Trustee hereafter appointed, may at any time resign by giving written notice of such resignation to Spinco, Newco Canada and Newco Canada Exchangeco specifying the date on which it desires to resign, provided that such notice shall not be given less than sixty (60) days before such desired resignation date unless Spinco, Newco Canada and Newco Canada Exchangeco otherwise agree and provided further that such resignation shall not take effect until the date of the appointment of a successor trustee and the acceptance of such appointment by the successor trustee. Upon receiving such notice of resignation, Spinco, Newco Canada and Newco Canada Exchangeco shall promptly appoint a successor trustee, which shall be a corporation organized and existing under the laws of Canada and authorized to carry on the business of a trust company in all provinces of Canada, by written instrument in duplicate, one copy of which shall be delivered to the resigning trustee and one copy to the successor trustee. Failing the appointment and acceptance of a successor trustee, a successor trustee may be appointed by order of a court of competent jurisdiction upon application of one or more of the parties to this Agreement. If the retiring trustee is the party initiating an application for the appointment of a successor trustee by order of a court of competent jurisdiction, Spinco, Newco Canada and Newco Canada Exchangeco shall be jointly and severally liable to reimburse the retiring trustee for its legal costs and expenses in connection with same.

10.2    Removal

The Trustee, or any trustee hereafter appointed, may (provided a successor trustee is appointed) be removed at any time on not less than 30 days’ prior notice by written instrument executed by Spinco, Newco Canada and Newco Canada Exchangeco, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee.

10.3    Successor Trustee

Any successor trustee appointed as provided under this Agreement shall execute, acknowledge and deliver to Spinco, Newco Canada and Newco Canada Exchangeco and to its predecessor trustee an instrument accepting such appointment. Thereupon the resignation or removal of the predecessor trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations of its predecessor under this Agreement, with the like effect as if originally named as trustee in this Agreement. However, on the written request of Spinco, Newco Canada and Newco Canada Exchangeco or of the successor trustee, the trustee ceasing to act shall, upon payment of any amounts then due it pursuant to the provisions of this Agreement, execute and deliver an instrument transferring to such successor trustee all the rights and powers of the trustee so ceasing to act. Upon the request of any such successor trustee, Spinco, Newco Canada and Newco Canada Exchangeco and such predecessor trustee shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor trustee all such rights and powers.

10.4    Notice of Successor Trustee

Upon acceptance of appointment by a successor trustee as provided herein, Spinco, Newco Canada and Newco Canada Exchangeco shall cause to be mailed notice of the succession of such trustee hereunder to each Beneficiary specified in a List. If Spinco, Newco Canada or Newco Canada Exchangeco shall fail to cause such notice to be mailed within 10 days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be mailed at the expense of Spinco, Newco Canada and Newco Canada Exchangeco.

ARTICLE 11

SPINCO SUCCESSORS

11.1    Certain Requirements in Respect of Combination, etc.

Spinco shall not consummate any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of a merger, of the continuing corporation resulting therefrom unless, but may do so if:

(a)	such other person or continuing corporation (herein called the “Spinco Successor”), by operation of law, becomes, without more, bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, a trust agreement supplemental hereto and such other instruments (if any) as are satisfactory to the Trustee, acting reasonably, and in the opinion of legal counsel to the Trustee are reasonably necessary or advisable to evidence the assumption by the Spinco Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such Spinco Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of Spinco under this Agreement; and

(b)	such transaction shall, to the satisfaction of the Trustee, acting reasonably, and in the opinion of legal counsel to the Trustee, be upon such terms and conditions as substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the Trustee or of the Beneficiaries hereunder.

11.2    Vesting of Powers in Successor

Whenever the conditions of section 11.1 have been duly observed and performed, the Trustee, Spinco Successor, Newco Canada and Newco Canada Exchangeco shall, if required by section 11.1, execute and deliver the supplemental trust agreement provided for in Article 12 and thereupon Spinco Successor shall possess and from time to time may exercise each and every right and power of Spinco under this Agreement in the name of Spinco or otherwise and any act or proceeding by any provision of this Agreement required to be done or performed by the board of directors of Spinco or any officers of Spinco may be done and performed with like force and effect by the directors or officers of such Spinco Successor.

11.3    Wholly-Owned Subsidiaries

Subject to section 2.13 of the Support Agreement, nothing herein shall be construed as preventing the amalgamation or merger of any wholly-owned direct or indirect subsidiary of Spinco with or into Spinco or the winding-up, liquidation or dissolution of any wholly-owned subsidiary of Spinco provided that all of the assets of such subsidiary are transferred to Spinco or another wholly-owned direct or indirect subsidiary of Spinco and any such transactions are expressly permitted by this Article 11.

ARTICLE 12

AMENDMENTS AND SUPPLEMENTAL TRUST AGREEMENTS

12.1    Amendments, Modifications, etc.

This Agreement may not be amended or modified except by an agreement in writing executed by Spinco, Newco Canada, Newco Canada Exchangeco and the Trustee and, prior to the Effective Date, Weyerhaeuser and approved by the Beneficiaries in accordance with section 5.10.2 of the Exchangeable Share Provisions.

12.2    Ministerial Amendments

Notwithstanding the provisions of section 12.1, the parties to this Agreement may in writing, at any time and from time to time, without the approval of the Beneficiaries, amend or modify this Agreement for the purposes of:

(a)	adding to the covenants of any or all parties hereto for the protection of the Beneficiaries hereunder provided that the board of directors of each of Newco Canada Exchangeco, Newco Canada and Spinco shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the Beneficiaries;

(b)	making such amendments or modifications not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the board of directors of each of Spinco, Newco Canada and Newco Canada Exchangeco and in the opinion of the Trustee, having in mind the best interests of the Beneficiaries it may be expedient to make, provided that such boards of directors and the Trustee, acting on the advice of counsel, shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the Beneficiaries; or

(c)	making such changes or corrections which, on the advice of counsel to Spinco, Newco Canada, Newco Canada Exchangeco and the Trustee, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Trustee, acting on the advice of counsel, and the board of directors of each of Spinco, Newco Canada and Newco Canada Exchangeco shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the Beneficiaries.

12.3    Meeting to Consider Amendments

Newco Canada Exchangeco, at the request of Spinco, shall call a meeting or meetings of the Beneficiaries for the purpose of considering any proposed amendment or modification requiring approval pursuant hereto. Any such meeting or meetings shall be called and held in accordance with the articles of Newco Canada Exchangeco, the Exchangeable Share Provisions and all applicable laws.

12.4    Changes in Capital of Spinco and Newco Canada Exchangeco

At all times after the occurrence of any event contemplated pursuant to section 2.7 or 2.8 of the Support Agreement or otherwise, as a result of which the rights, privileges, restrictions or conditions of either shares of Spinco Common Stock or the Exchangeable Shares or both are in any way changed, this Agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which shares of Spinco Common Stock or the Exchangeable Shares or both are so changed and the parties hereto shall execute and deliver a supplemental trust agreement giving effect to and evidencing such necessary amendments and modifications.

12.5    Execution of Supplemental Trust Agreements

No amendment to or modification or waiver of any of the provisions of this Agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto. From time to time Newco Canada Exchangeco (when authorized by a resolution of its Board of Directors), Spinco and Newco Canada (when authorized by a resolution of their respective board of directors) and the Trustee may, subject to the provisions of this Agreement, and they shall, when so directed by the provisions of this Agreement, execute and deliver by their proper officers, trust agreements or other instruments supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

(a)	evidencing the succession of Spinco Successors and the covenants of and obligations assumed by each such Spinco Successor in accordance with the provisions of Article 11 and the successors of any successor trustee in accordance with the provisions of Article 10;

(b)	making any additions to, deletions from or alterations of the provisions of this Agreement or the Voting Rights, the Exchange Right or the Automatic Exchange Rights which, in the opinion of the Trustee, will not be prejudicial to the interests of the Beneficiaries or are, in the opinion of counsel to the Trustee, necessary or advisable in order to incorporate, reflect or comply with any legislation the provisions of which apply to Spinco, Newco Canada, Newco Canada Exchangeco, the Trustee or this Agreement; and

(c)	for any other purposes not inconsistent with the provisions of this Agreement, including without limitation, to make or evidence any amendment or modification to this Agreement as contemplated hereby, provided that, in the opinion of the Trustee, the rights of the Trustee and Beneficiaries will not be prejudiced thereby.

ARTICLE 13

TERMINATION

13.1    Term

The Trust created by this Agreement shall continue until the earliest to occur of the following events:

(a)	no outstanding Exchangeable Shares are held by a Beneficiary;

(b)	each of Spinco, Newco Canada and Newco Canada Exchangeco elects in writing to terminate the Trust and such termination is approved by the Beneficiaries in accordance with section 5.10.2 of the Exchangeable Share Provisions; and

(c)	21 years after the death of the last survivor of the descendants of His Majesty King George VI of Canada and the United Kingdom of Great Britain and Northern Ireland living on the date of the creation of the Trust.

13.2    Survival of Agreement

This Agreement shall survive any termination of the Trust and shall continue until there are no Exchangeable Shares outstanding held by a Beneficiary; provided, however, that the provisions of Articles 8 and 9 shall survive any such termination of this Agreement.

ARTICLE 14

GENERAL

14.1    Notices

All notices, requests, claims, demands, waivers and other communications under this Agreement shall be in writing and shall be deemed given (a) five Business Days following sending by registered or certified mail, postage prepaid, (b) when sent, if sent by facsimile, provided that the facsimile transmission is promptly confirmed by telephone, (c) when delivered, if delivered personally to the intended recipient and (d) one Business Day following sending by overnight delivery via a courier service that is nationally recognized in the U.S. and Canada and, in each case, addressed to a party at the following address for such party.

If to Spinco, to:

•

with a copy to:

•

If to Newco Canada, to:

•

with a copy to:

•

If to Newco Canada Exchangeco, to:

•

with a copy to:

•

If to the Trustee, to:

•

or to such other address(es) as shall be furnished in writing by any such party to the other party hereto in accordance with the provisions of this Section 14.1.

14.2    Interpretation

When a reference is made in this Agreement to an Article or a section, such reference shall be to an Article or a section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words ‘include’, ‘includes’ or ‘including’ are used in this Agreement, they shall be deemed to be followed by the words ‘without limitation’. The terms ‘this Agreement’, ‘hereof’, ‘herein’ and ‘hereunder’ and similar expressions refer to this Agreement and not to any particular Article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto. Words importing the singular number only shall include the plural and vice versa. Words importing any gender shall include all genders. If any date on which any action is required to be taken under this Agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.

14.3    Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the end that the transactions contemplated hereby are fulfilled to the extent possible.

14.4    Counterparts

This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties.

14.5    Governing Law

This Agreement shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

14.6    Assignment

Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties. Any purported assignment without such consent shall be void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

14.7    Enforcement

The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of any provision of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of competent jurisdiction in the Province of Ontario, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any court of competent jurisdiction in the Province of Ontario, in the event any dispute arises out of this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement in any court other than any court of competent jurisdiction in the Province of Ontario, and (d) waives any right to trial by jury with respect to any action related to or arising out of this Agreement.

14.8    No Waiver

No provisions of this Agreement shall be deemed waived by any party, unless such waiver is in writing and signed by the authorized representatives of the person against whom it is sought to enforce such waiver.

14.9    Expenses

Except as expressly set forth in this Agreement, all costs and expenses and third party fees, paid or incurred in connection with this Agreement shall be paid in accordance with section 6.11 of the Transaction Agreement.

14.10    Further Assurances

From time to time, as and when requested by any party, each party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions, as such other party may reasonably deem necessary or desirable to consummate the transactions contemplated by this Agreement.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first above written.

DOMTAR CORPORATION

By :
Name :
Title :

DOMTAR (CANADA) PAPER INC.

By :
Name :
Title :

DOMTAR PACIFIC PAPERS ULC

By :
Name :
Title :

COMPUTERSHARE TRUST COMPANY OF CANADA

By :
Name :
Title :

By :
Name :
Title :

ANNEX H

RESTATED CERTIFICATE OF INCORPORATION OF SPINCO

FORM OF RESTATED CERTIFICATE OF INCORPORATION

OF

DOMTAR CORPORATION

The corporation was incorporated under the name Weyerhaeuser TIA, Inc. by the filing of its original Certificate of Incorporation with the Secretary of State of Delaware on August 17, 2006 and a Certificate of Amendment changing the corporation’s name to Domtar Corporation was filed with the Secretary of State on November 15, 2006.

This Restated Certificate of Incorporation of the corporation, which both restates and further amends the provisions of the corporation’s Certificate of Incorporation, has been duly proposed by resolutions adopted and declared advisable by the Board of Directors of the corporation, duly adopted by the sole stockholder of the corporation and duly executed and acknowledged by the officers of the Corporation in accordance with Sections 103, 228, 242 and 245 of the General Corporation Law of the State of Delaware and shall become effective at [             ] on [     ], 2007.

The Certificate of Incorporation of the corporation is hereby amended and restated to read in its entirety as follows:

ARTICLE I

GENERAL

SECTION 1.01. Name. The name of the corporation (hereinafter called the “Corporation”) is Domtar Corporation.

SECTION 1.02. Registered Agent. The address, including street, number, city, and county, of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, County of New Castle, Wilmington, Delaware 19801 and the name of the registered agent of the Corporation in the State of Delaware at such address is The Corporation Trust Company.

SECTION 1.03. Purpose. The purpose of the Corporation shall be to engage in any lawful act or activity for which corporations may be organized and incorporated under the General Corporation Law of the State of Delaware (the “DGCL”).

ARTICLE II

CAPITAL STOCK

SECTION 2.01. Authorized Capital Stock. The aggregate number of shares which the Corporation shall have authority to issue is [             ] shares of common stock, par value $0.01 per share (“Common Stock”), one share of special voting stock, par value $0.01 per share (the “Special Voting Stock”) as provided in Section 2.03, and [    ] shares of preferred stock, par value $0.01 per share (“Preferred Stock”). The number of authorized shares of any of the Preferred Stock or the Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), and no vote of the holders of any of the Preferred Stock, the Special Voting Stock or the Common Stock voting separately as a class shall be required therefor.

SECTION 2.02. Preferred Stock. The Preferred Stock may be issued from time to time in one or more series. The Board of Directors of the Corporation (the “Board of Directors”) is hereby expressly authorized, by resolution or resolutions, to provide, out of the unissued shares of Preferred Stock, for series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers (if any) of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series. The powers, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

SECTION 2.03. Special Voting Stock. The number of shares and the powers, privileges and rights, and the qualifications, limitations and restrictions of the Special Voting Stock shall be as follows:

(a) Number of Shares. There shall be one share of Special Voting Stock.

(b) Dividends or Distributions. Neither the holder nor, if different, the owner of the share of Special Voting Stock shall be entitled to receive dividends or distributions from the Corporation in its capacity as holder or owner thereof.

(c) Voting Rights. The holder of the share of Special Voting Stock shall have the following voting rights:

(i) The holder of the share of Special Voting Stock shall be entitled to vote on each matter on which holders of the Common Stock or stockholders generally are entitled to vote, and the holder of the share of Special Voting Stock shall be entitled to cast on each such matter a number of votes equal to the number of shares of Common Stock into which the exchangeable shares of Domtar (Canada) Paper Inc. (the “Exchangeable Shares”) outstanding on the record date for holders of Common Stock entitled to vote on any such matter are then exchangeable (A) that are not owned by the Corporation or its affiliates and (B) as to which the holder of the share of Special Voting Stock has timely received, as determined pursuant to the Voting and Exchange Trust Agreement to be entered into among Domtar (Canada) Paper Inc., Domtar Pacific Papers ULC, the Corporation and Computershare Trust Company of Canada, as trustee (as it may be amended from time to time, the “Voting Agreement”), voting instructions from the holders of such Exchangeable Shares in accordance with the Voting Agreement.

(ii) Except as otherwise provided herein or by applicable law, the holder of the share of Special Voting Stock and the holders of shares of Common Stock shall vote together as one class for the election of directors of the Corporation and on all other matters submitted to a vote of stockholders of the Corporation and any directors so elected shall be classified as provided in Article IV.

(d) Liquidation Rights.

(i) In the event of voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holder of the share of Special Voting Stock shall be entitled to receive out of the assets of the Corporation available for distribution to the stockholders, an amount equal to $0.01 before any distribution is made on the Common Stock of the Corporation or any other stock ranking junior to the Special Voting Stock as to distribution of assets upon voluntary or involuntary liquidation. After payment of the full amount of the liquidation preference of the share of Special Voting Stock, the holder of the share of Special Voting Stock shall not be entitled to any further participation in any distribution of assets of the Corporation.

(ii) For the purposes of this Section 2.03(d), neither the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property or assets of the Corporation nor the consolidation or merger of the Corporation with or into one or more other entities shall be deemed to be a voluntary or involuntary liquidation.

(e) No Redemption; No Sinking Fund.

(i) The share of Special Voting Stock shall not be subject to redemption by the Corporation or at the option of its holder, except that at such time as no Exchangeable Shares (other than Exchangeable Shares owned by the Corporation or its affiliates) shall be outstanding, the share of Special Voting Stock shall automatically be redeemed and canceled with an amount of $0.01 due and payable upon such redemption.

(ii) The share of Special Voting Stock shall not be subject to or entitled to the operation of a retirement or sinking fund.

(f) Approvals. During the term of the Voting Agreement, the Corporation shall obtain the consent of the holders of the Exchangeable Shares in order to issue any shares of Special Voting Stock in addition to the share of Special Voting Stock and shall obtain approval of the holder of the share of Special Voting Stock in order to amend any other term of the Special Voting Stock.

SECTION 2.04. Common Stock. (a) General. The Common Stock shall be subject to the express terms of the Preferred Stock and any series thereof.

(b) Voting Rights. Each holder of Common Stock shall be entitled to one vote for each share of Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote; provided, however, that, except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to this Restated Certificate of Incorporation (including any certificate filed pursuant to the DGCL (“Certificate of Designation”) relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Restated Certificate of Incorporation (including any Certificate of Designation relating to any series of Preferred Stock) or pursuant to the DGCL. Except as otherwise provided by law, by this Restated Certificate of Incorporation (including any Certificate of Designation) or by the resolution or resolutions adopted by the Board of Directors designating any series of Preferred Stock, the Common Stock shall have the exclusive right to vote for the election of the members of the Board of Directors (each, a “Director”) and for all other purposes, and holders of Preferred Stock shall not be entitled to receive notice of any meeting of stockholders at which they are not entitled to vote.

(c) Dividends and Distributions. Subject to Section 2.03(b), and subject to the rights of any class or series of stock having a preference over the Common Stock as to dividends, the holders of the shares of Common Stock shall be entitled to receive such dividends and other distributions in cash, stock or property of the Corporation as may be declared on the Common Stock by the Board of Directors at any time or from time to time out of any funds legally available therefor.

(d) Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, and subject to the rights of any class or series of stock having a preference over the Common Stock as to the distribution of assets upon liquidation, dissolution or winding up of the Corporation, the holders of shares of Common Stock shall be entitled to receive all of the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares of Common Stock held by them.

SECTION 2.05. Stock Ownership. The Corporation shall be entitled to treat the person in whose name any share of its stock is registered as the owner thereof for all purposes and shall not be bound to recognize any equitable or other claim to, or interest in, such share on the part of any other person, whether or not the Corporation shall have notice thereof, except as expressly provided by applicable law.

ARTICLE III

STOCKHOLDER ACTION

SECTION 3.01. Stockholder Action. Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders. Except as otherwise provided by law, this Restated Certificate of Incorporation (including any Certificate of Designation), the Restated By-laws of the Corporation (the “By-laws”), applicable stock exchange rules or other rules and regulations applicable to the Corporation, in all matters other than the election of Directors, the affirmative vote of a majority of the voting power of the outstanding shares present in person or represented by proxy at the meeting and entitled to vote on the matter shall be the act of the stockholders. Except as otherwise required by law and subject to the rights of the holders of any series of Preferred Stock or any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, dissolution or winding up, special meetings of stockholders of the Corporation for any purpose or purposes may be called only by the Board of Directors pursuant to a resolution stating the purpose or purposes thereof approved by a majority of the total number of Directors which the Corporation would have if there were no vacancies (the “Whole Board”) or by the Chairman of the Board of Directors. No business other than that stated in the notice of meeting shall be transacted at any special meeting of stockholders.

ARTICLE IV

BOARD OF DIRECTORS

SECTION 4.01. Election of Directors. Unless and except to the extent that the By-laws shall so require, the election of Directors of the Corporation need not be by written ballot. Subject to the rights of the holders of any series of Preferred Stock or any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, dissolution or winding up to elect Directors under this Restated Certificate of Incorporation or any resolution or resolutions providing for the issue of such class or series of stock adopted by the Board of Directors, a plurality of the votes cast at a duly called annual or special meeting of stockholders shall be the vote required to elect Directors.

SECTION 4.02. Number and Terms. Except as otherwise fixed by or pursuant to the provisions of Article II hereof relating to the rights of the holders of any series of Preferred Stock or any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, dissolution or winding up to elect additional Directors under specified circumstances, the number of the Directors shall be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the Whole Board (but shall not be less than three). Subject to Section 4.06, the Directors shall be classified, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as possible, one class to be originally elected for a term expiring at the first annual meeting of stockholders following the effectiveness of this Restated Certificate of Incorporation, another class to be originally elected for a term expiring at the second annual meeting of stockholders following the effectiveness of this Restated Certificate of Incorporation, and another class to be originally elected for a term expiring at the third annual meeting of stockholders following the effectiveness of this Restated Certificate of Incorporation, with each Director to hold office until such person’s successor is duly elected and qualified. At each annual meeting of stockholders, Directors elected to succeed those Directors whose terms then expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election, with each Director to hold office until such person’s successor shall have been duly elected and qualified.

SECTION 4.03. Newly Created Directorships And Vacancies. Except as otherwise provided for or fixed by or pursuant to the provisions of Article II relating to the rights of the holders of any series of Preferred Stock or any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, dissolution or winding up to elect Directors under specified circumstances, newly created directorships resulting from any increase in the number of Directors and any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other cause shall be filled by the affirmative vote of a majority of the remaining Directors then in office, even though less than a quorum of the Board of Directors, and not by the stockholders. Any Director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the class of Directors in which the new directorship was created or the vacancy occurred and until such Director’s successor shall have been duly elected and qualified. No decrease in the number of Directors constituting the Board of Directors shall shorten the term of any incumbent Director.

SECTION 4.04. Removal. Subject to the rights of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect Directors under specified circumstances, any director may be removed from office only for cause and only by the affirmative vote of the holders of at least 75% of the voting power of all shares of the Corporation entitled to vote generally in the election of Directors (the “Voting Stock”) then outstanding, voting together as a single class.

SECTION 4.05. Preferred Stock. Notwithstanding the foregoing, whenever the holders of any series of Preferred Stock or any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, dissolution or winding up shall have the right, voting separately by series, to elect Directors under specified circumstances, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of this Restated Certificate of Incorporation applicable thereto, and such Directors so elected shall not be classified pursuant to this Article IV unless expressly provided by the terms of such series of Preferred Stock.

ARTICLE V

BY-LAWS

SECTION 5.01. Amendment, Repeal, etc. Except as otherwise provided in a specific By-law, the By-laws may be adopted, altered, amended or repealed and new By-laws may be adopted (a) by the affirmative vote of a majority of the Whole Board, or (b) at any annual or special meeting of stockholders, by the affirmative vote of the holders of at least 75% of the voting power of all Voting Stock then outstanding, voting together as a single class.

ARTICLE VI

CERTIFICATE OF INCORPORATION

SECTION 6.01. Amendment, Repeal, etc. The Corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in this Restated Certificate of Incorporation, and any other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and except as set forth in Article VII, all rights, preferences and privileges of whatsoever nature conferred upon stockholders, Directors or any other persons whomsoever by and pursuant to this Restated Certificate of Incorporation in its present form or as hereafter amended are granted subject to the right reserved in this Article VI. Notwithstanding anything contained in this Restated Certificate of Incorporation to the contrary, the affirmative vote of the holders of at least 75% of the voting power of the Voting Stock then outstanding, voting together as a single class, shall be required to alter, amend, adopt any provision inconsistent with or repeal Articles III, IV, V or this sentence.

ARTICLE VII

LIMITED LIABILITY; INDEMNIFICATION

SECTION 7.01. Limited Liability of Directors. A Director shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director, except to the extent such exemption from liability or limitation thereof is not permitted by the DGCL. Neither the amendment nor repeal of this Section 7.01 shall eliminate or reduce the effect of this Section 7.01 in respect of any matter occurring, or any cause of action, suit or claim that, but for this Section 7.01, would accrue or arise, prior to such amendment or repeal.

SECTION 7.02. Indemnification and Insurance. (a) Right To Indemnification. Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “Proceeding”), by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a Director or officer of the Corporation or, while a Director or officer of the Corporation, is or was serving at the request of the Corporation as a Director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such Proceeding is alleged action in an official capacity as a Director, officer, employee or agent or in any other capacity while serving as a Director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended, against all expense, liability and loss (including attorneys’ fees, judgments, fines, amounts paid or to be paid in settlement, and excise taxes or penalties arising under the Employee Retirement Income Security Act of 1974, as in effect from time to time) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a Director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators; provided, however, that, except as provided in paragraph (b) hereof, the Corporation shall indemnify any such person seeking indemnification in connection with a Proceeding (or part thereof) initiated by such person only if such Proceeding (or part thereof) was authorized by the Board of Directors. The Corporation may pay the expenses incurred in defending any such Proceeding in advance of its final disposition; any advance payments to be paid by the Corporation within 20 calendar days after the receipt by the Corporation of a statement or statements from the claimant requesting such advance or advances from time to time; provided, however, that, to the extent the DGCL requires, the payment of such expenses incurred by a Director or officer in such person’s capacity as a Director or officer (and not in any other capacity in which service was or is rendered by such person while a Director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a Proceeding, shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such Director or officer, to repay all amounts so advanced if it shall ultimately be determined that such Director or officer is not entitled to be indemnified under this Section 7.02 or otherwise. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and rights to have the Corporation pay the expenses incurred in defending any Proceeding in advance of its final disposition, to any employee or agent of the Corporation to the fullest extent of the provisions of this Article VII with respect to the indemnification and advancement of expenses of Directors and officers of the Corporation.

(b) Right of Claimant to Bring Suit. If a claim under paragraph (a) of this Section 7.02 is not paid in full by the Corporation within 30 calendar days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any Proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standard of conduct which makes it permissible under the DGCL for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because the claimant has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

(c) Non-Exclusivity of Rights. The right to indemnification and the payment of expenses incurred in defending a Proceeding in advance of its final disposition conferred in this Section 7.02 shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of this Restated Certificate of Incorporation (including any Certificate of Designation), By-law, agreement, vote of stockholders or disinterested Directors or otherwise. No repeal or modification of this Article VII shall in any way diminish or adversely affect the rights of any Director, officer, employee or agent of the Corporation hereunder in respect of any occurrence or matter arising prior to any such repeal or modification.

(d) Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any Director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

(e) Severability. If any provision or provisions of this Article VII shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (i) the validity, legality and enforceability of the remaining provisions of this Article VII (including, without limitation, each portion of any paragraph of this Article VII containing any such provision held to be invalid, illegal or unenforceable, that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby; and (ii) to the fullest extent possible, the provisions of this Article VII (including, without limitation, each such portion of any paragraph of this Article VII containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

ANNEX I

RESTATED BYLAWS OF SPINCO

FORM OF RESTATED BY-LAWS

OF

DOMTAR CORPORATION

ARTICLE I

OFFICES AND RECORDS

SECTION 1.01. Delaware Office. The principal office of Domtar Corporation (the “Corporation”) in the State of Delaware shall be located in the City of Wilmington, County of New Castle, and the name and address of its registered agent is The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801.

SECTION 1.02. Other Offices. The Corporation may have such other offices, either within or without the State of Delaware, as the board of directors of the Corporation (the “Board of Directors”) may designate or as the business of the Corporation may from time to time require.

SECTION 1.03. Books and Records. The books and records of the Corporation may be kept outside the State of Delaware at such place or places as may from time to time be designated by the Board of Directors.

ARTICLE II

STOCKHOLDERS

SECTION 2.01. Annual Meeting. The annual meeting of the stockholders of the Corporation shall be held on such date and at such time as may be fixed by resolution of the Board of Directors.

SECTION 2.02. Special Meeting. Except as otherwise required by law and subject to the rights of the holders of any series of Preferred Stock or any class or series of stock having a preference over the common stock, par value $0.01 per share, of the Corporation (the “Common Stock”) as to dividends or upon liquidation, dissolution or winding up, a special meeting of stockholders of the Corporation for any purpose or purposes may be called only by (a) the Board of Directors pursuant to a resolution stating the purpose or purposes thereof approved by a majority of the total number of members of the Board of Directors (each a “Director”), which the Corporation would have if there were no vacancies (the “Whole Board”), or (b) by the Chairman of the Board of Directors (the “Chairman of the Board”). No business other than that stated in the notice of meeting shall be transacted at any special meeting of stockholders.

SECTION 2.03. Place of Meeting. The Board of Directors or the Chairman of the Board, as the case may be, may designate the place of meeting for any annual or special meeting of the stockholders. If no designation is so made, the place of meeting shall be the principal office of the Corporation.

SECTION 2.04. Notice of Meeting. Notice, stating the place, day and hour of the meeting and the purpose or purposes for which the meeting is called, shall be delivered by the Corporation not less than 10 nor more than 60 calendar days before the date of the meeting, whether annual or special, either personally, by mail or by other lawful means, to each stockholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail with postage thereon prepaid, addressed to the stockholder at such person’s address as it appears on the stock transfer books of the Corporation. Such further notice shall be given as may be required by law. Meetings may be held without notice if all stockholders entitled to notice are present (except when stockholders entitled to notice attend the meeting for the express purpose of objecting, at the beginning of the meeting, because the meeting is not lawfully called or convened), or if notice is waived by those not present in accordance with Section 6.04. Any previously scheduled meeting of the stockholders may be postponed, and any special meeting of the stockholders may be canceled, by resolution of the Board of Directors upon public notice given prior to the date previously scheduled for such meeting of stockholders.

SECTION 2.05. Quorum and Adjournment; Voting. Except as otherwise provided by law or by the Certificate of Incorporation, the holders of one-third of the voting power of all outstanding shares of the Corporation entitled to vote generally in the election of Directors (the “Voting Stock”), represented in person or by proxy, shall constitute a quorum at a meeting of stockholders, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of one-third of the shares of such class or series shall constitute a quorum of such class or series for the transaction of such business. The presiding officer may adjourn the meeting from time to time, whether or not there is such a quorum. No notice of the time and place of adjourned meetings need be given except as required by law. The stockholders present at a duly called meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

SECTION 2.06. Proxies. At all meetings of stockholders, a stockholder may vote by proxy executed in writing (or in such manner prescribed by the General Corporation Law of the State of Delaware (the “DGCL”)) by the stockholder, or by such person’s duly authorized attorney in fact.

SECTION 2.07. Notice of Stockholder Business and Nominations.

(a) Annual Meetings of Stockholders. (i) Nominations of persons for election to the Board of Directors and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders (A) pursuant to the Corporation’s notice of meeting pursuant to Section 2.04, (B) by or at the direction of the Board of Directors, or (C) by any stockholder of the Corporation who was a stockholder of record at the time he or she gave notice as provided in paragraph (a)(ii) of this Section 2.07, who is entitled to vote at the meeting and who complies with the notice procedures set forth in paragraph (a)(ii) of this Section 2.07.

(ii) For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (C) of paragraph (a)(i) of this Section 2.07, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and such other business must otherwise be a proper matter for stockholder action. To be timely, a stockholder’s notice shall be delivered to the Secretary of the Corporation at the principal executive offices of the Corporation not later than the close of business on the 90th calendar day nor earlier than the close of business on the 120th calendar day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 calendar days before or more than 60 calendar days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th calendar day prior to such annual meeting and not later than the close of business on the 90th calendar day prior to such annual meeting; provided, further, however, that in the event that less than 100 calendar days’ notice or prior public disclosure by the Corporation of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the 10th calendar day following the calendar day on which such notice of the date of the annual meeting was mailed or such public announcement was made by the Corporation, whichever first occurs. For purposes of determining whether a stockholder’s notice shall have been delivered in a timely manner for the annual meeting of stockholders in 2008, the first anniversary of the previous year’s meeting shall be deemed to be May 9, 2008. In no event shall the public announcement by the Corporation of an adjournment or postponement of an annual meeting commence a new time period for the giving of a stockholder’s notice as described above. Such stockholder’s notice shall set forth (A) as to each person whom the stockholder proposes to nominate for election or reelection as a Director all information relating to such person that is required to be disclosed in solicitations of proxies for election of

Directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14a-11 (or any successor thereof) under the Exchange Act (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a Director if elected); (B) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend these By-Laws, the language of the proposed amendment), the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (C) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (1) the name and address of such stockholder, as they appear on the Corporation’s books, and of such beneficial owner, (2) the class and number of shares of the Corporation which are owned beneficially and of record by such stockholder and such beneficial owner, (3) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination, and (4) a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends (x) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal or elect the nominee and/or (y) otherwise to solicit proxies from stockholders in support of such proposal or nomination. The foregoing notice requirements shall be deemed satisfied by a stockholder if the stockholder has notified the Corporation of his or her intention to present a proposal at an annual meeting in compliance with Rule 14a-8 (or any successor thereof) under the Exchange Act and such stockholder’s proposal has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for such annual meeting. The Corporation may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as a Director.

(iii) Notwithstanding anything in the second sentence of paragraph (a)(ii) of this Section 2.07 to the contrary, in the event that the number of Directors to be elected to the Board of Directors is increased and there is no public announcement by the Corporation naming all of the nominees for Director or specifying the size of the increased Board of Directors at least 100 calendar days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice required by paragraph (a)(ii) of this Section 2.07 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the 10th calendar day following the day on which such public announcement is first made by the Corporation.

(b) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting under Section 2.04. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which Directors are to be elected pursuant to the Corporation’s notice of meeting (i) by or at the direction of the Board of Directors, or (ii) provided that the Board of Directors has determined that Directors shall be elected at such meeting, by any stockholder of the Corporation who is a stockholder of record at the time he or she gave notice as provided in paragraph (a)(ii) of this Section 2.07, who shall be entitled to vote at the meeting and who complies with the notice procedures set forth in this paragraph (b) of Section 2.07. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more Directors to the Board of Directors, any stockholder may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation’s notice of meeting pursuant to such clause (ii), if a notice by such stockholder meeting the requirements of paragraph (a)(ii) of this Section 2.07 shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the 120th calendar day prior to such special meeting and not later than the close of business on the 90th calendar day prior to such special meeting; provided, however, that in the event that less than 100 calendar days’ notice or prior public disclosure by the corporation of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the 10th calendar day following the calendar day on which notice of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting was mailed or such public announcement was made, whichever first occurs. In no event shall the public announcement of an adjournment or postponement of a special meeting commence a new time period for the giving of a stockholder’s notice as described above.

(c) General. (i) Only such persons who are nominated in accordance with the procedures set forth in this Section 2.07 shall be eligible to serve as Directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 2.07. Except as otherwise provided by law, the Certificate of Incorporation or these By-Laws, the presiding officer shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 2.07 (including whether the stockholder or beneficial owner, if any, on whose behalf the nomination or proposal is made solicited (or is part of a group which solicited) or did not so solicit, as the case may be, proxies in support of such stockholder’s nominee or proposal in compliance with such stockholder’s representation as required by clause (a)(ii)(C)(4) of this Section 2.07) and, if any proposed nomination or business is not in compliance with this Section 2.07, to declare that such defective proposal or nomination shall be disregarded. Notwithstanding the foregoing provisions of this Section 2.07, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation.

(ii) For purposes of this Section 2.07, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15 (d) of the Exchange Act.

(iii) Notwithstanding the foregoing provisions of this Section 2.07, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 2.07. Nothing in this Section 2.07 shall be deemed to affect any rights (a) of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act, or (b) of the holders of any series of Preferred Stock or any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, dissolution or winding up of the Corporation to elect Directors under the Certificate of Incorporation or any resolution or resolutions providing for the issue of such class or series of stock adopted by the Board of Directors.

SECTION 2.08. Procedure for Election of Directors; Required Vote. Election of Directors at all meetings of the stockholders at which Directors are to be elected shall be by ballot, and, subject to the rights of the holders of any series of Preferred Stock or any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, dissolution or winding up to elect Directors under the Certificate of Incorporation or any resolution or resolutions providing for the issue of such class or series of stock adopted by the Board of Directors, a plurality of the votes cast thereat shall be the vote required to elect Directors. Except as otherwise provided by law, the Certificate of Incorporation (including any Certificate of Designation (as defined in the Certificate of Incorporation)), applicable stock exchange rules or other rules and regulations applicable to the Corporation or these By-Laws, in all matters other than the election of Directors, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the matter shall be the act of the stockholders.

SECTION 2.09. Inspectors of Elections; Opening and Closing the Polls. (a) The Board of Directors by resolution shall appoint, or shall authorize an officer of the Corporation to appoint, one or more inspectors, which inspector or inspectors may include individuals who serve the Corporation in other capacities, including, without limitation, as officers, employees, agents or representatives, to act at any meeting of stockholders and make a written report thereof. One or more persons may be designated as alternate inspector(s) to replace any inspector who fails to act. If no inspector or alternate has been appointed to act or is able to act at a meeting of stockholders, the presiding officer shall appoint one or more inspectors to act at the meeting. Each inspector, before discharging such person’s duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of such person’s ability. The inspector(s) shall have the duties prescribed by law.

(b) The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the officer presiding over the meeting. The Board of Directors may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the presiding officer shall have the right and authority to convene and to adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such presiding officer, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the presiding officer of the meeting, may include, without limitation, the following: (i) an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. The presiding officer at any meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall, if the facts warrant, determine and declare to the meeting that a matter or business was not properly brought before the meeting and if such presiding officer should so determine, such person shall so declare to the meeting that any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board of Directors or the person presiding over the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

ARTICLE III

BOARD OF DIRECTORS

SECTION 3.01. General Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. In addition to the powers and authorities by these By-Laws expressly conferred upon them, the Board of Directors may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation required to be exercised or done by the stockholders.

SECTION 3.02. Regular Meetings. A regular meeting of the Board of Directors shall be held without notice in conjunction with the annual meeting of stockholders. The Board of Directors may, by resolution, provide the time and place for the holding of additional regular meetings without other notice than such resolution.

SECTION 3.03. Special Meetings. Special meetings of the Board of Directors shall be called at the request of the Chairman of the Board, the Chief Executive Officer, the President or a majority of the Board of Directors then in office. The person or persons authorized to call special meetings of the Board of Directors may fix the place and time of the meetings.

SECTION 3.04. Notice. Notice of any special meeting of Directors shall be given to each Director at such person’s business or residence in writing by hand delivery, first-class or overnight mail or courier service, telegram or electronic or facsimile transmission, orally by telephone or any other lawful means. If mailed by first-class mail, such notice shall be deemed adequately delivered when deposited in the United States mail so addressed, with postage thereon prepaid, at least five calendar days before such meeting. If by telegram, overnight mail or courier service, such notice shall be deemed adequately delivered when the telegram is delivered to the telegraph company or the notice is delivered to the overnight mail or courier service company at least 24 hours before such meeting. If by electronic or facsimile transmission, such notice shall be deemed delivered adequately when the notice is transmitted at least 12 hours before such meeting. If by telephone, by hand delivery or by other lawful means, the notice shall be given at least 12 hours prior to the time set for the meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice of such meeting, except for amendments to these By-Laws, as provided in Section 8.01. A meeting may be held at any time without notice if all the Directors are present (except when Directors attend for the express purpose of objecting, at the beginning of the meeting, because it is not lawfully called or conveyed) or if those not present waive notice of the meeting either before or after such meeting.

SECTION 3.05. Action by Consent of Board of Directors. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board of Directors or committee, as the case may be, consent thereto in accordance with applicable law.

SECTION 3.06. Conference Telephone Meetings. Members of the Board of Directors or any committee thereof may participate in a meeting of the Board of Directors or such committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such meeting.

SECTION 3.07. Quorum. Subject to Article IV of the Certificate of Incorporation, a whole number of Directors equal to at least a majority of the Whole Board shall constitute a quorum for the transaction of business, but if at any meeting of the Board of Directors there shall be less than a quorum present, a majority of the Directors present may adjourn the meeting from time to time without further notice. The act of the majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

SECTION 3.08. Executive and Other Committees. (a) The Board of Directors may, by a resolution or resolutions approved by 75% of the Whole Board, designate one or more committees, each of which shall consist of three or more Directors as set forth in the resolution designating such committee. The membership of each committee shall be determined by resolution approved by 75% of the Whole Board. The Board of Directors may, by resolution similarly adopted, designate one or more Directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Any such committee may to the extent permitted by law exercise such powers and shall have such responsibilities as shall be specified in the designating resolution. Each committee shall keep written minutes of its proceedings and shall report such proceedings to the Board of Directors when required.

(b) A whole number of Directors equal to at least a majority of the total number of members of any committee shall constitute a quorum for the transaction of business, unless the Board of Directors shall otherwise provide by resolution approved by 75% of the Whole Board. A majority of the total number of members of any committee may determine its action and fix the time and place of its meetings, unless the Board of Directors shall otherwise provide. Notice of such meetings shall be given to each member of the committee in the manner provided in Section 3.04. The Board of Directors shall have the power, by resolution approved by 75% of the Whole Board, at any time to fill vacancies in, to change the membership of, or to dissolve any such committee.

(c) Sections 3.08(a) and 3.08(b) may be altered, amended or repealed only by the affirmative vote of 75% of the Whole Board or by the affirmative vote of the holders of at least 75% of the voting power of all Voting Stock then outstanding, voting together as a single class.

SECTION 3.09. Records. The Board of Directors shall cause to be kept a record containing the minutes of the proceedings of the meetings of the Board of Directors and of the stockholders, appropriate stock books and registers and such books of records and accounts as may be necessary for the proper conduct of the business of the Corporation.

ARTICLE IV

OFFICERS

SECTION 4.01. Elected Officers. (a) The elected officers of the Corporation shall be a Chief Executive Officer, a President, a Secretary, a Treasurer, and such other officers (including, without limitation, Senior Vice Presidents and Executive Vice Presidents and Vice Presidents) as the Board of Directors from time to time may deem proper. The Corporation shall have a non-executive Chairman of the Board who shall be chosen from among the Directors, by resolution approved by 75% of the Whole Board. All officers elected by the Board of Directors shall each have such powers and duties as generally pertain to their respective offices, subject to the specific provisions of this Article IV. Such officers shall also have such powers and duties as from time to time may be conferred by the Board of Directors. The Board of Directors may from time to time elect, or the Chief Executive Officer may appoint, such other officers (including one or more Vice Presidents, Controllers, Assistant Secretaries and Assistant Treasurers), as may be necessary or desirable for the conduct of the business of the Corporation. Such other officers and agents shall have such duties and shall hold their offices for such terms as shall be provided in these By-Laws or as may be prescribed by the Board of Directors or by the Chief Executive Officer, as the case may be.

(b) Section 4.01(a) may be altered, amended or repealed only by the affirmative vote of 75% of the Whole Board or by the affirmative vote of the holders of at least 75% of the voting power of all Voting Stock then outstanding, voting together as a single class.

SECTION 4.02. Election and Term of Office. (a) The elected officers of the Corporation shall be elected annually by the Board of Directors, by resolution approved by 75% of the Whole Board, at the regular meeting of the Board of Directors held in conjunction with the annual meeting of the stockholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as convenient. Each officer shall hold office until such person’s successor shall have been duly elected and shall have qualified or until such person’s death or until he shall resign or be removed pursuant to Section 4.08.

(b) Section 4.02(a) may be altered, amended or repealed only by the affirmative vote of 75% of the Whole Board or by the affirmative vote of the holders of at least 75% of the voting power of all Voting Stock then outstanding, voting together as a single class.

SECTION 4.03. Chairman of the Board. The Chairman of the Board shall preside at all meetings of the stockholders and of the Board of Directors. The Chairman of the Board shall perform all duties as are properly required of him by the Board of Directors. He shall make reports to the Board of Directors and the stockholders, and shall see that all orders and resolutions of the Board of Directors and of any committee thereof are carried into effect. The Chairman of the Board shall not serve as an officer of the Corporation. The Directors also may elect a Vice-Chairman to act in the place of the Chairman of the Board upon his or her absence or inability to act.

SECTION 4.04. Chief Executive Officer; President. (a) The Chief Executive Officer shall be responsible for the general management of the affairs of the Corporation and, if also a Director, shall, in the absence of or because of the inability to act of the Chairman of the Board (or any Vice-Chairman), perform all duties of the Chairman of the Board and preside at all meetings of stockholders and of the Board of Directors.

(b) The President shall have such powers and duties as may be delegated to him or her by the Board of Directors or the Chief Executive Officer. The President, if not also Chief Executive Officer, shall perform the duties and exercise the powers of the Chief Executive Officer in the event of the Chief Executive Officer’s absence or disability.

SECTION 4.05. Vice Presidents. Each Senior Vice President and Executive Vice President and any Vice President shall have such powers and shall perform such duties as shall be assigned to him by the Board of Directors, the Chief Executive Officer or the President.

SECTION 4.06. Treasurer. (a) The Treasurer shall exercise general supervision over the receipt, custody and disbursement of corporate funds. The Treasurer shall cause the funds of the Corporation to be deposited in such banks as may be authorized by the Board of Directors, or in such banks as may be designated as depositories in the manner provided by resolution of the Board of Directors. The Treasurer shall have such further powers and duties and shall be subject to such directions as may be granted or imposed from time to time by the Board of Directors or the Chief Executive Officer.

(b) The Treasurer may designate one or more Assistant Treasurers who shall have such of the authority and perform such of the duties of the Treasurer as may be assigned to them by the Board of Directors, the Chief Executive Officer or the Treasurer. During the Treasurer’s absence or inability, the Treasurer’s authority and duties shall be possessed by such Assistant Treasurer(s) as the Board of Directors or the Chief Executive Officer may designate.

SECTION 4.07. Secretary. (a) The Secretary shall keep or cause to be kept, in one or more books provided for that purpose, the minutes of all meetings of the Board of Directors, the committees of the Board of Directors and the stockholders; the Secretary shall see that all notices are duly given in accordance with the provisions of these By-Laws and as required by law; shall be custodian of the records and the seal of the Corporation and affix and attest the seal to all stock certificates of the Corporation (unless the seal of the Corporation on such certificates shall be electronic or facsimile, as hereinafter provided) and affix and attest the seal to all other documents to be executed on behalf of the Corporation under its seal and shall see that the books, reports, statements, certificates and other documents and records required by law to be kept and filed are properly kept and filed; and in general, shall perform all the duties incident to the office of Secretary and such other duties as from time to time may be assigned to the Secretary by the Board of Directors or the Chief Executive Officer.

(b) The Secretary may designate one or more Assistant Secretaries who shall have such of the authority and perform such of the duties of the Secretary as may be provided in these By-Laws or assigned to them by the Board of Directors, the Chief Executive Officer or by the Secretary. During the Secretary’s absence or inability, the Secretary’s authority and duties shall be possessed by such Assistant Secretary or Assistant Secretaries as the Board of Directors or the Chief Executive Officer may designate.

SECTION 4.08. Removal. Any officer elected by the Board of Directors may be removed by the affirmative vote of a majority of the Whole Board whenever, in the judgment of the Board of Directors, the best interests of the Corporation would be served thereby. Any officer appointed by the Chief Executive Officer may be removed by him or her whenever, in such person’s judgment, the best interests of the Corporation would be served thereby. No elected officer shall have any contractual rights against the Corporation for compensation by virtue of such election beyond the date of the election of such person’s successor, such person’s death, such person’s resignation or such person’s removal, whichever event shall first occur, except as otherwise provided in an employment contract or under an employee benefit plan.

SECTION 4.09. Vacancies. A newly created elected office and a vacancy in any elected office because of death, resignation, or removal may be filled by the Board of Directors for the unexpired portion of the term at any meeting of the Board of Directors. Any vacancy in an office appointed by the Chief Executive Officer because of death, resignation, or removal may be filled by the Chief Executive Officer.

ARTICLE V

STOCK CERTIFICATES

SECTION 5.01. Stock Certificates; Uncertificated Stock; Transfers. The interest of each stockholder of the Corporation shall be evidenced by certificates for shares of stock in such form as the Corporation may from time to time prescribe. The shares of the stock of the Corporation shall be transferred on the books of the Corporation by the holder thereof in person or by such person’s attorney, upon surrender for cancelation of certificates for at least the same number of shares, with an assignment and power of transfer endorsed thereon or attached thereto, duly executed, with such proof of the authenticity of the signature as the Corporation or its agents may reasonably require. The certificates of stock shall be signed, countersigned and registered in such manner as the Board of Directors may by resolution prescribe or as may otherwise be permitted by applicable law, which resolution may permit all or any of the signatures on such certificates to be electronic or facsimile. In case any officer, transfer agent or registrar who has signed or whose electronic or facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue. Notwithstanding the foregoing provisions regarding share certificates, the Corporation may provide that, subject to the rights of stockholders under applicable law, some or all of any or all classes or series of the Corporation’s Common Stock or Preferred Stock may be uncertificated shares.

SECTION 5.02. Lost, Stolen Or Destroyed Certificates. No certificate for shares of stock in the Corporation shall be issued in place of any certificate alleged to have been lost, destroyed or stolen, except on production of such evidence of such loss, destruction or theft and on delivery to the Corporation of a bond of indemnity in such amount, upon such terms and secured by such surety, as the Board of Directors or any financial officer may in its or such person’s discretion require.

ARTICLE VI

MISCELLANEOUS PROVISIONS

SECTION 6.01. Fiscal Year. The fiscal year of the Corporation shall begin on the first day of January and end on the last day of December of each year except for the first fiscal year of the Corporation, which shall begin on the date of filing of the Certificate of Incorporation.
SECTION 6.02. Dividends. The Board of Directors may from time to time declare, and the Corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and the Certificate of Incorporation.

SECTION 6.03. Seal. The corporate seal shall have inscribed thereon the words “Corporate Seal,” the year of incorporation and the word “Delaware.”

SECTION 6.04. Waiver of Notice. Whenever any notice is required to be given to any stockholder or Director under the provisions of the DGCL or these By-Laws, a waiver thereof given in accordance with applicable law shall be deemed equivalent to the giving of such notice. Neither the business to be transacted at, nor the purpose of, any annual or special meeting of the stockholders or the Board of Directors or committee thereof need be specified in any waiver of notice of such meeting.

SECTION 6.05. Audits. The accounts, books and records of the Corporation shall be audited upon the conclusion of each fiscal year by an independent certified public accountant selected by the Board of Directors, and it shall be the duty of the Board of Directors to cause such audit to be done annually.

SECTION 6.06. Resignations. Any Director or any officer, whether elected or appointed, may resign at any time by giving written notice of such resignation to the Chairman of the Board, the Chief Executive Officer, the President or the Secretary, and such resignation shall be deemed to be effective as of the close of business on the date said notice is received by the Chairman of the Board, the Chief Executive Officer, the President or the Secretary, or at such later time as is specified therein. No formal action shall be required of the Board of Directors or the stockholders to make any such resignation effective.

ARTICLE VII

CONTRACTS, PROXIES, ETC.

SECTION 7.01. Contracts. Except as otherwise required by law, the Certificate of Incorporation (including a Certificate of Designation) or these By-Laws, any contracts or other instruments may be executed and delivered in the name and on the behalf of the Corporation by such officer or officers of the Corporation as the Board of Directors may from time to time direct. Such authority may be general or confined to specific instances as the Board of Directors may determine. The Chairman of the Board, the Chief Executive Officer, the President or any Senior Vice President, Executive Vice President or Vice President may execute bonds, contracts, deeds, leases and other instruments to be made or executed or for or on behalf of the Corporation. Subject to any restrictions imposed by the Board of Directors or the Chairman of the Board, the Chief Executive Officer, the President or any Senior Vice President, Executive Vice President or Vice President of the Corporation may delegate contractual powers to others under such person’s jurisdiction; provided, however, that any such delegation of power shall not relieve such officer of responsibility with respect to the exercise of such delegated power.

SECTION 7.02. Proxies. Unless otherwise provided by resolution adopted by the Board of Directors, the Chairman of the Board, the Chief Executive Officer, the President or any Senior Vice President, Executive Vice President or Vice President may from time to time appoint an attorney or attorneys or agent or agents of the Corporation, in the name and on behalf of the Corporation, to cast the votes which the Corporation may be entitled to cast as the holders of stock or other securities in any other entity, any of whose stock or other securities may be held by the Corporation, at meetings of the holders of the stock or other securities of such other entity, or to consent in accordance with applicable law, in the name of the Corporation as such holder, to any action by such other entity, and may instruct the person or persons so appointed as to the manner of casting such votes or giving such consent, and may execute or cause to be executed in the name and on behalf of the Corporation and under its corporate seal or otherwise, all such proxies or other instruments as he may deem necessary or proper in the premises.

ARTICLE VIII

AMENDMENTS

SECTION 8.01. Amendments. Except as otherwise provided in a specific By-law, the By-Laws may be altered or repealed and new By-Laws may be adopted (a) by the affirmative vote of a majority of the Whole Board, or (b) at any annual or special meeting of stockholders, by the affirmative vote of the holders of at least 75% of the voting power of all Voting Stock then outstanding, voting together as a single class, and provided, however, that, in the case of any such stockholder action at a special meeting of stockholders, notice of the proposed alteration, repeal or adoption of the new By-Law or By-Laws must be contained in the notice of such special meeting.

ANNEX J

SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT

CANADA BUSINESS CORPORATIONS ACT

Right to dissent

190. (1) Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a)    amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b)    amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c)    amalgamate otherwise than under section 184;

(d)    be continued under section 188;

(e)    sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f)     carry out a going-private transaction or a squeeze-out transaction.

Further right	(2) A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

If one class of shares	(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares.

Payment for shares	(3) In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

No partial dissent	(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection	(5) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

Notice of resolution	(6) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

Demand for payment

(7) A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a)    the shareholder’s name and address;

(b) the number and class of shares in respect of which the shareholder dissents; and (c) a demand for payment of the fair value of such shares.

Share certificate	(8) A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

Forfeiture	(9) A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

Endorsing certificate	(10) A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

Suspension of rights

(11) On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a)    the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b)    the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c)    the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.

Offer to pay

(12) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a)    a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b)    if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Same terms	(13) Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

Payment	(14) Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

Corporation may apply to court	(15) Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

Shareholder application to court	(16) If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

Venue	(17) An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

No security for costs	(18) A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

Parties

(19) On an application to a court under subsection (15) or (16),

(a)    all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b)    the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

Powers of court	(20) On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

Appraisers	(21) A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order	(22) The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

Interest	(23) A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Notice that subsection (26) applies	(24) If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Effect where subsection (26) applies

(25) If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a)    withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b)    retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Limitation

(26) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)    the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b)    the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

ANNEX K

OPINION OF J.P. MORGAN SECURITIES INC.

August 22, 2006

The Board of Directors

Domtar Inc.

395 de Maisonneuve Blvd.

West, Montréal, Québec

Canada H3A 1L6

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common shares, no par value (the “Company Common Shares”), of Domtar Inc. (the “Company”) of the Exchange Ratio (as defined below) in the proposed arrangement (the “Arrangement”) between the Company and Weyerhaeuser TIA, Inc. (“Spinco”), which is currently a wholly-owned subsidiary of Weyerhaeuser Company (the “Arrangement Partner”). Pursuant to the Transaction Agreement (the “Transaction Agreement”), among the Company, the Arrangement Partner, Spinco, Weyerhaeuser ELI, LLC, a wholly-owned subsidiary of the Arrangement Partner (“Newco”), Weyerhaeuser ELI, Inc., a wholly-owned subsidiary of Newco (“Newco Holding”), Weyerhaeuser Crosby, Inc., a wholly-owned subsidiary of Newco Holding (“Newco Canada”), and Weyerhaeuser Yukon, Inc, a wholly-owned subsidiary of Newco Canada (“Exchangeco”), the Company will become a direct or indirect wholly-owned subsidiary of Spinco, and each outstanding Company Common Share that is not held by a holder who has exercised its Dissent Rights (as defined in the Transaction Agreement), will be transferred by the holder thereof to Exchangeco in exchange for one Class B common share of Exchangeco. Following such exchange, each outstanding Class B common share of Exchangeco will be exchanged by the holder thereof for either (i) one share of Spinco common stock, par value $0.01 per share (the “Spinco Common Stock”) or (ii) one exchangeable share of Exchangeco, par value $0.01 per share (the “Exchangeable Shares”), and the rights under the Voting and Exchange Trust Agreement. The right to receive either one share of Spinco Common Stock or one Exchangeable Share, as described in clauses (i) and (ii) above, is referred to herein as the “Exchange Ratio.” Capitalized terms used herein but not defined shall have the meanings ascribed to such terms in the Transaction Agreement.

We understand that prior to the closing of the Arrangement (the “Closing”), (A) Spinco will hold, directly or indirectly, all of (i) the Newco Canada Exchangeco Assets, (ii) the Newco Canada Exchangeco Liabilities, (iii) the Newco Assets and (iv) the Newco Liabilities, (B) Spinco will incur U.S.$1.350 billion of indebtedness, the proceeds of which will be used to pay a portion of the consideration owed to the Arrangement Partner for the Newco Equity Interests, and (C) the Arrangement Partner will distribute to its shareholders the capital stock of Spinco, all in accordance with the terms and conditions of the Contribution and Distribution Agreement being entered into contemporaneously with the Transaction Agreement.

In arriving at our opinion, we have (i) reviewed drafts dated August 21, 2006 of the Transaction Agreement and the Contribution and Distribution Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company, the Arrangement Partner and the Newco Business; (iii) compared the proposed financial terms of the Arrangement with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies; (iv) compared the financial and operating performance of the Company and the Newco Business with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Shares and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to the Company’s business and the Newco Business, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Arrangement (the “Synergies”); and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of each of the Company and the Arrangement Partner with respect to certain aspects of the Arrangement, and the past and current business operations of the Company and the Newco Business, the financial condition and future prospects and operations of the Company and the Newco Business, the effects of the Arrangement on the financial condition and future prospects of the Company and the Newco Business, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed, without assuming responsibility or liability for independent verification, the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company and the Arrangement Partner or otherwise reviewed by or for us. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Arrangement Partner under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company and the Newco Business to which such analyses or forecasts relate. We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based.

We have also assumed that (i) the Arrangement will have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Company, (ii) the transactions contemplated by the Contribution and Distribution Agreement and Transaction Agreement will be consummated as described in the Contribution and Distribution Agreement and Transaction Agreement, and (iii) the definitive Contribution and Distribution Agreement and Transaction Agreement will not differ in any material respects from the drafts thereof furnished to us. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Arrangement will be obtained without any adverse effect on the Newco Business, Spinco or the Company or on the contemplated benefits of the Arrangement.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Exchange Ratio in the proposed Arrangement to the holders of the Company Common Shares, and we express no opinion as to the fairness of the Arrangement to, or any consideration of, the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Arrangement. We are expressing no opinion herein as to the price at which the Company Common Shares, the Spinco Common Stock or the Exchangeable Shares will trade at any future time.

We have acted as financial advisor to the Company with respect to the proposed Arrangement and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Arrangement is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We and our affiliates have provided investment banking and other services from time to time to the Company, the Arrangement Partner and their respective affiliates. Such past services to the Company have included acting as financial advisor in its acquisition of four paper mills and related assets from Georgia-Pacific Corporation in 2001, acting as joint book-running manager on a senior notes offering in 2005 and serving as bookrunner, lead arranger and administrative agent for its current credit facility. Such past services to the Arrangement Partner have included acting as lead joint bookrunner, lead arranger and administrative agent for its current credit facility, as well as for such facilities in connection with its acquisition of Willamette Industries Inc. in 2002, joint book-running manager on the issuance of equity in 2004 and as joint book-running manager on various bond issuances from time to time. We and our commercial bank affiliate expect to enter into commitment and engagement letters with the Company and Spinco regarding the indebtedness that will be incurred by Spinco immediately prior to the Closing of the Arrangement. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Arrangement Partner for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Exchange Ratio in the proposed Arrangement is fair, from a financial point of view, to the holders of the Company Common Shares.

This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Arrangement. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Arrangement or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy, information statement or circular mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

/s/ J.P. Morgan Securities Inc.

J.P. MORGAN SECURITIES INC.

ANNEX L

OPINION OF RBC DOMINION SECURITIES INC.

RBC Dominion Securities Inc. One Place Ville Marie Suite 300 Montreal, Quebec H3B 4R8 Telephone: (514) 878-7000 1-800-361-5202

August 22, 2006

The Board of Directors

Domtar Inc.

395 de Maisonneuve Boulevard West

Montréal, Québec

H3A 1L7

To the Board:

RBC Dominion Securities Inc. (“RBC”), a member company of RBC Capital Markets, understands that Domtar Inc. (the “Company”) intends to enter into an arrangement between the Company and Weyerhaeuser Tia, Inc. (“Spinco”), which is currently a wholly-owned subsidiary of Weyerhaeuser Company (“Weyerhaeuser”). Pursuant to the Contribution and Distribution Agreement (the “Contribution Agreement”) among Weyerhaeuser, Spinco and Weyerhaeuser Eli, LLC (“Newco”), Weyerhaeuser will contribute its fine paper and pulp business (the “Newco Business” as defined in the Contribution Agreement) to Spinco in consideration for US$1.35 billion of cash and common shares of Spinco which will be distributed to the shareholders of Weyerhaeuser and pursuant to the Transaction Agreement (the “Transaction Agreement”) among the Company, Weyerhaeuser, Spinco, Newco and certain affiliates of Newco, the Company will become a direct or indirect wholly-owned subsidiary of Spinco by way of a plan of arrangement (the “Transaction”). As a result of the Transaction, holders of common shares of the Company (“Shares”) will receive, at the holder’s option, one common share of Spinco or one exchangeable share of Newco Canada Exchangeco Inc. which is exchangeable into one common share of Spinco for each Share held (the “Exchange Ratio”) such that at closing Spinco will be owned approximately 55% by Weyerhaeuser shareholders and 45% by Shareholders. The terms of the Transaction will be more fully described in a management information circular (the “Circular”), which will be mailed to holders of Shares (“Shareholders”) in connection with the Transaction.

The Company has retained RBC as financial advisor to provide advice and assistance to the Company and the Board of Directors of the Company (the “Board”) in evaluating the Transaction, including the preparation and delivery to the Board of RBC’s opinion as to the fairness of the Exchange Ratio from a financial point of view to the Shareholders (the “Fairness Opinion”). RBC has not prepared a valuation of the Company, Spinco, the Newco Business or any of their securities or assets and the Fairness Opinion should not be construed as such.

Engagement

The Company initially contacted RBC regarding a potential advisory assignment in August 2005, and RBC was formally engaged by the Company pursuant to an agreement between the Company and RBC (the “Engagement Agreement”) dated September 13, 2005. The terms of the Engagement Agreement provide that RBC is to be paid a fee for its services as financial advisor, including fees that are contingent on the Transaction being completed or certain other events. In addition, RBC is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances. RBC consents to the inclusion of the Fairness Opinion in its entirety and a summary thereof in the Circular and to the filing thereof, as necessary, by the Company with the securities commissions or similar regulatory authorities in each province of Canada and the United States.

Relationship With Interested Parties

Neither RBC, nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of the Company, Weyerhaeuser or any of their respective associates or affiliates. RBC has not been engaged to provide any financial advisory services nor has it participated in any financing involving the Company, Weyerhaeuser or any of their respective associates or affiliates, within the past two years, other than the services provided under the Engagement Agreement and as described herein. RBC acted as co-manager in the Company’s US$400 million offering of 7.125% Notes in August 2005 and provided financial advisory services to the Company related to a strategic review in 2005. There are no understandings, agreements or commitments between RBC and the Company, Weyerhaeuser or any of their respective associates or affiliates with respect to any future business dealings. RBC may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Company, Weyerhaeuser, Spinco or any of their respective associates or affiliates. Royal Bank of Canada, controlling shareholder of RBC, provides banking services to the Company and Weyerhaeuser in the normal course of business.

RBC acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Company, Weyerhaeuser or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, RBC conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company, Weyerhaeuser or the Transaction.

Credentials of RBC Capital Markets

RBC is one of Canada’s largest investment banking firms, with operations in all facets of corporate and government finance, corporate banking, mergers and acquisitions, equity and fixed income sales and trading and investment research. RBC Capital Markets also has significant operations in the United States and internationally. The Fairness Opinion expressed herein represents the opinion of RBC and the form and content herein have been approved for release by a committee of its managing directors, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

Scope of Review

In connection with our Fairness Opinion, we have reviewed and relied upon or carried out, among other things, the following:

1	the most recent draft of the Transaction Agreement dated August 22, 2006;

2.	the most recent draft of the Contribution Agreement dated August 22, 2006;

3.	audited financial statements of the Company for each of the five years ended December 31, 2005;

4.	the unaudited interim reports of the Company for the quarters ended June 30, 2006;

5.	annual reports of the Company for each of the three years ended December 31, 2005;

6.	the Notice of Annual Meeting of Shareholders and Management Information Circulars of the Company for each of the three years ended December 31, 2005;

7.	annual information forms of the Company for each of the three years ended December 31, 2005;

8.	historical segmented financial statements of the Company by division for each of the four years ended December 31, 2005;

9.	internal management budget of the Company on a consolidated basis and segmented by division for the year ending December 31, 2006;

RBC CAPITAL MARKETS

10.	unaudited financial statements of the Newco Business (excluding three sawmill assets and related cutting rights) for the three years ended December 25, 2005 and for the 13 week period ended March 26, 2006;

11.	unaudited financial results of the Newco Business (excluding three sawmill assets and related cutting rights) for the 26 week period ended June 25, 2006;

12.	historical segmented financial results of Newco Business (excluding three sawmill assets and related cutting rights) by mill for each of the three years ended December 31, 2005;

13.	access to data room materials related to the Newco Business including, but not limited to: management presentations, detailed information on operations and facilities, segmented historical financials, material contracts, legal and environmental documents;

14.	audited financial statements of Weyerhaeuser for each of the three years ended December 25, 2005;

15.	the unaudited interim reports of Weyerhaeuser for the quarters ended June 30, 2006;

16.	annual reports of Weyerhaeuser for each of the three years ended December 25, 2005;

17.	the Notice of Annual Meeting of Shareholders and Management Information Circulars of Weyerhaeuser for each of the three years ended December 25, 2005;

18.	discussions with senior management of the Company;

19.	discussions with the Company’s legal counsel and other consultants;

20.	discussions with senior management of Weyerhaeuser and its financial advisor;

21.	site visits to certain of the Newco Business’ facilities;

22.	public information relating to the business, operations, financial performance and stock trading history of the Company, Weyerhaeuser and other selected public companies considered by us to be relevant;

23.	public information with respect to other transactions of a comparable nature considered by us to be relevant;

24.	public information regarding the pulp and paper industry; and

25.	such other corporate, industry and financial market information, investigations and analyses as RBC considered necessary or appropriate in the circumstances.

RBC has not, to the best of its knowledge, been denied access by the Company or Weyerhaeuser to any information requested by RBC.

Assumptions and Limitations

With the Board’s approval and as provided for in the Engagement Agreement, RBC has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations obtained by it from public sources, senior management of the Company and Weyerhaeuser, and their respective consultants and advisors (collectively, the “Information”). The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information. We have also assumed that since the dates on which the Information was provided to RBC, except as disclosed in writing to RBC, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company, Spinco, the Newco Business or any of their subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Fairness Opinion.

RBC CAPITAL MARKETS

In preparing the Fairness Opinion, RBC has made several assumptions, including that all of the conditions required to implement the Transaction will be met.

The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Company, Spinco, the Newco Business and their respective subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to RBC in discussions with management of the Company. In its analyses and in preparing the Fairness Opinion, RBC made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of RBC or any party involved in the Transaction.

The Fairness Opinion has been provided for the use of the Board and may not be used by any other person or relied upon by any other person other than the Board without the express prior written consent of RBC. The Fairness Opinion is given as of the date hereof and RBC disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to RBC’s attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, RBC reserves the right to change, modify or withdraw the Fairness Opinion.

RBC believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Fairness Opinion is not to be construed as a recommendation to any Shareholder as to whether to vote in favour of the Transaction.

Fairness Analysis

Approach to Fairness

In considering the fairness of the Exchange Ratio from a financial point of view to the Shareholders, RBC, among other analyses: i) compared the financial condition, cash flows, profitability, net asset value and discounted cash flow values of the Company on a stand-alone basis versus the Shareholders’ proforma equity interest in Spinco; ii) compared the potential trading values of the shares of Spinco assuming the Transaction is completed to the market trading values of the Shares; and iii) compared the relative equity contribution of net asset value, comparable public market trading values, precedent transaction values and discounted cash flow values by the Company and by the Newco Business to the proforma relative ownership of Spinco assuming the Transaction is completed. RBC did not believe it would be appropriate and hence did not complete an en bloc value analysis of the Company given that the Transaction is considered a merger of equals and Shareholders will continue to have the opportunity to participate in any future en bloc transactions.

Fairness Conclusion

Based upon and subject to the foregoing, RBC is of the opinion that, as of the date hereof, the Exchange Ratio is fair from a financial point of view to the Shareholders.

Yours very truly,

/s/ RBC Dominion Securities Inc.

RBC DOMINION SECURITIES INC.

RBC CAPITAL MARKETS

ANNEX M

FINANCIAL STATEMENTS OF SPINCO AND

THE WEYERHAEUSER FINE PAPER BUSINESS

INDEX TO FINANCIAL STATEMENTS

Page
Domtar Corporation (formerly known as Weyerhaeuser TIA, Inc.)

Report of Independent Registered Public Accounting Firm	M-3

Balance Sheet as of December 31, 2006	M-4

Notes to Balance Sheet	M-5

Weyerhaeuser Fine Paper Business

Report of Independent Registered Public Accounting Firm	M-7

Combined Balance Sheets as of September 24, 2006 (unaudited), December 25, 2005, and December 26, 2004	M-8

Combined Statements of Operations for the thirty-nine weeks ended September 24, 2006 (unaudited) and September 25, 2005 (unaudited) and for the years ended December 25, 2005, December 26, 2004, and December 28, 2003

M-9

Combined Statements of Business Unit Equity for the thirty-nine weeks ended September 24, 2006 (unaudited) and for the years ended December 25, 2005, December 26, 2004, and December 28, 2003	M-10

Combined Statements of Cash Flows for the thirty-nine weeks ended September 24, 2006 (unaudited) and September 25, 2005 (unaudited) and for the years ended December 25, 2005, December 26, 2004, and December 28, 2003

M-11

Notes to Combined Financial Statements	M-12

Report of Independent Registered Public Accounting Firm

The Board of Directors and Sole Stockholder

Domtar Corporation:

We have audited the accompanying balance sheet of Domtar Corporation (formerly known as Weyerhaeuser TIA, Inc. and a wholly-owned subsidiary of Weyerhaeuser Company) as of December 31, 2006. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Domtar Corporation (formerly known as Weyerhaeuser TIA, Inc. and a wholly-owned subsidiary of Weyerhaeuser Company) as of December 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Seattle, Washington

January 25, 2007

DOMTAR CORPORATION

(formerly known as Weyerhaeuser TIA, Inc. and a wholly-owned subsidiary of Weyerhaeuser Company)

Balance Sheet

December 31, 2006
Assets
Cash	$—

Stockholder’s Equity
Common shares, $.01 par value; 1,000 shares authorized; 1,000 shares issued and outstanding	$10
Amount receivable from Weyerhaeuser Company	(10)

Stockholders’ equity	$—

See accompanying notes to balance sheet.

DOMTAR CORPORATION

(formerly known as Weyerhaeuser TIA, Inc. and a wholly-owned subsidiary of Weyerhaeuser Company)

Notes to Balance Sheet

December 31, 2006

1. Organization

Domtar Corporation (formerly known as Weyerhaeuser TIA, Inc.) (the “Company”) was organized in the State of Delaware on August 16, 2006, and is currently a wholly owned subsidiary of Weyerhaeuser Company (“Weyerhaeuser”). The Company is a holding company organized for the sole purpose of holding Weyerhaeuser’s Fine Paper Business and consummating a combination of the Weyerhaeuser Fine Paper Business with Domtar Inc. (“Domtar”). The Company has had no operations to date.

Following the combination, the Company will be an independent public company, owned approximately 55% by current and former Weyerhaeuser shareholders and approximately 45% by former Domtar shareholders, in each case on a fully diluted basis.

The shares of Company common stock will be listed on the New York Stock Exchange and the Toronto Stock Exchange.

2. Liquidity and Capital Resources

The Company has obtained commitments from financial institutions to provide an aggregate amount of up to $2.775 billion in financing consisting of:

•	A five-year senior secured revolving credit facility in a principal amount of $750 million, up to $350 million of which may be borrowed or utilized for letters of credit by Domtar; and

•	A three-month unsecured loan facility in the principal amount of $1.35 billion, which, upon consummation of the combination, will be refinanced, in part, by a new seven–year senior secured term loan facility in an aggregate amount of up to $1.7 billion, which may be increased at the option of the Company by incremental loans available to the Company and Domtar of up to $325 million to the extent necessary to refinance the existing accounts receivable securitization of Domtar and/or to redeem notes if tendered pursuant to a potential change of control offer with respect to Domtar’s $125 million 9.5% debentures due August 2016.

The three-month loan facility is expected to be used to finance a $1.35 billion cash payment to Weyerhaeuser as consideration for Weyerhaeuser’s contribution of the Fine Paper Business.

3. Existing Weyerhaeuser and Domtar Equity Awards

Weyerhaeuser employees that hold equity awards and who will become employees of the Company may elect to continue to hold their Weyerhaeuser equity awards, or may surrender those awards in exchange for Company equity awards.

Domtar stock options that have an exercise price equal to or less than the volume weighted average trading price of the Domtar common shares on the New York Stock Exchange as reported by Bloomberg Financial Markets on the last trading day prior to the Distribution, will be exchanged for an option to purchase that number of shares of Company common stock equal to the number of Domtar common shares subject to the Domtar stock option. The exercise price will be equal to the exercise price per share of such option immediately prior to the exchange. Domtar stock options that have an exercise price greater than the volume weighted average trading price of the Domtar common shares on the New York Stock Exchange as reported by Bloomberg Financial Markets on the last trading day prior to the Distribution, will be exchanged for an option to purchase a number of shares of Company common stock of equivalent value determined using the Black-Scholes option pricing model. Other Domtar equity awards will be exchanged for Company equity awards on a one–for–one basis.

DOMTAR CORPORATION

(formerly known as Weyerhaeuser TIA, Inc. and a wholly-owned subsidiary of Weyerhaeuser Company)

Notes to Balance Sheet

December 31, 2006

4. Taxes

Weyerhaeuser and the Company will enter into a tax sharing agreement whereby Weyerhaeuser will generally be required to indemnify the Company for any taxes attributable to all pre-distribution periods and the Company will be required to indemnify Weyerhaeuser for any taxes attributable to its operations for all post-distribution periods.

5. Transition Services

Weyerhaeuser, its affiliates, or certain third parties will provide services to the Company relating to finance and administration, human resources, payroll and information technology, and other areas the Company may request. The agreement will terminate when all of the terms of the services have expired or otherwise terminated.

6. Site Services Agreements

The Company and Weyerhaeuser will enter into site services agreements with respect to certain facilities that are jointly owned between the Company and Weyerhaeuser. The site service agreements will include parking, office space, temporary use of roads, chips, steam, natural gas, and electricity.

7. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Weyerhaeuser Company:

We have audited the accompanying combined balance sheets of the Weyerhaeuser Fine Paper Business (a Business Unit of Weyerhaeuser Company) as of December 25, 2005 and December 26, 2004, and the related combined statements of operations, Business Unit equity, and cash flows for each of the years in the three-year period ended December 25, 2005. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Weyerhaeuser Fine Paper Business (a Business Unit of Weyerhaeuser Company) as of December 25, 2005 and December 26, 2004, and the results of its operations and its cash flows for each of the years in the three-year period ended December 25, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Seattle, Washington

November 14, 2006, except for note 19, which is
as of January 5, 2007

WEYERHAEUSER FINE PAPER BUSINESS

(a Business Unit of Weyerhaeuser Company)

Combined Balance Sheets (note 2(a))

(Dollar amounts in millions)

	September 24, 2006	December 25, 2005	December 26, 2004
	(Unaudited)
Assets
Current assets:
Cash	$1	$1	$2
Receivables, less allowances of $2, $2, and $2	339	321	281
Inventories (note 3)	523	562	548
Prepaid expenses	8	4	—
Deferred income taxes (note 7)	18	20	25

Total current assets	889	908	856
Property, plant and equipment, net (notes 4 and 15)	3,085	3,219	3,882
Construction in progress	54	51	41
Goodwill (note 5)	14	763	769
Deferred pension and other assets (note 12)	31	29	17

Total assets	$4,073	$4,970	$5,565

Liabilities and Business Unit Equity
Current liabilities:
Accounts payable and accrued liabilities (notes 6 and 16)	$272	$318	$276
Debt and current portion of capital leases (notes 8 and 15)	12	12	13

Total current liabilities	284	330	289
Environmental and landfill reserves (notes 14 and 15)	23	26	28
Other liabilities (note 15)	43	24	37
Deferred income taxes (note 7)	766	817	950

Total liabilities	1,116	1,197	1,304
Contingencies and commitments (note 15)
Business Unit equity (note 9)	2,957	3,773	4,261

Total liabilities and Business Unit equity	$4,073	$4,970	$5,565

See accompanying notes to combined financial statements.

WEYERHAEUSER FINE PAPER BUSINESS

(a Business Unit of Weyerhaeuser Company)

Combined Statements of Operations (note 2(a))

(Dollar amounts in millions)

	39 Weeks ended September 24, 2006	39 Weeks ended September 25, 2005	Year ended December 25, 2005	Year ended December 26, 2004	Year ended December 28, 2003
	(Unaudited)	(Unaudited)
Sales (a)	$2,433	$2,456	$3,267	$3,026	$2,854
Costs and expenses:
Cost of products sold (b)	2,000	2,037	2,760	2,485	2,388
Depreciation and amortization	228	263	357	348	338
Taxes other than payroll and income taxes	19	17	24	22	20
Selling, general and administrative including allocated Weyerhaeuser Company costs	129	130	174	192	186
Charges for restructuring (note 16)	—	4	3	17	17
Charges for closure of facilities (note 16)	17	—	534	—	7
Impairment of goodwill (note 5)	749	—	1	—	—
Other operating costs (income)	2	(2)	(8)	3	(6)

Total costs and expenses	3,144	2,449	3,845	3,067	2,950

Operating income (loss)	(711)	7	(578)	(41)	(96)
Income tax expense (benefit) (note 7)	7	(2)	(100)	(24)	(33)

Net income (loss) before cumulative effect of a change in accounting principle	(718)	9	(478)	(17)	(63)
Cumulative effect of a change in accounting principle, net of income taxes (note 2(u))	—	—	—	—	(4)

Net income (loss)	$(718)	$9	$(478)	$(17)	$(67)

(a)	Includes sales of $75, $93, $132, $146, and $84 to related parties (note 10).
(b)	Includes purchases of $136, $185, $421, $338, and $332 from related parties (note 10).

See accompanying notes to combined financial statements.

WEYERHAEUSER FINE PAPER BUSINESS

(a Business Unit of Weyerhaeuser Company)

Combined Statements of Business Unit Equity (note 2(a))

(Dollar amounts in millions)

	39 Weeks ended September 24, 2006	Year ended December 25, 2005	Year ended December 26, 2004	Year ended December 28, 2003
	(Unaudited)
Balance, beginning	$3,773	$4,261	$4,316	$4,303
Net loss	(718)	(478)	(17)	(67)
Other comprehensive income:
Foreign currency translation adjustment	29	(50)	38	122
Additional minimum pension liability adjustment, net of taxes	—	(6)	2	15
Net change in cash flow fair value adjustments, net of taxes	(18)	9	2	1

Comprehensive income (loss)	(707)	(525)	25	71
Net payments from (to) Weyerhaeuser	(134)	(76)	(121)	(63)
Net non-cash contributions from Weyerhaeuser	25	113	41	5

Balance, ending	$2,957	$3,773	$4,261	$4,316

See accompanying notes to combined financial statements.

WEYERHAEUSER FINE PAPER BUSINESS

(a Business Unit of Weyerhaeuser Company)

Combined Statements of Cash Flows (note 2(a))

(Dollar amounts in millions)

	39 Weeks ended September 24, 2006	39 Weeks ended September 25, 2005	Year ended December 25, 2005	Year ended December 26, 2004	Year ended December 28, 2003
	(Unaudited)	(Unaudited)
Cash provided by (used in):
Operations:
Net income (loss)	$(718)	$9	$(478)	$(17)	$(67)
Items not involving cash:
Depreciation and amortization	228	263	357	348	338
Deferred income taxes, net (note 7)	(47)	(9)	(135)	(48)	35
Impairment of goodwill (note 5)	749	—	1	—	—
Charges for closures and restructurings (note 16)	17	4	537	17	24
Changes in non-cash operating working capital:
Receivables	(18)	(85)	(40)	(19)	27
Inventories	41	(17)	(25)	(56)	(41)
Prepaid expenses	(4)	(34)	(4)	4	3
Deferred pension and other assets	(2)	(5)	(12)	2	(16)
Accounts payable and accrued liabilities	(63)	38	(9)	(13)	(27)
Other liabilities	8	12	(2)	(9)	14

Net cash provided by operating activities	191	176	190	209	290
Investments:
Additions to property, plant and equipment	(53)	(82)	(113)	(89)	(223)
Proceeds from sale of property, plant and equipment	—	—	4	7	2

Net cash used in investing activities	(53)	(82)	(109)	(82)	(221)
Financing:
Net payments from (to) Weyerhaeuser	(134)	(90)	(76)	(121)	(63)
Debt and capital lease payments	(4)	(4)	(6)	(5)	(6)

Net cash (used in) provided by financing activities	(138)	(94)	(82)	(126)	(69)

Change in cash	—	—	(1)	1	—
Cash, beginning	1	2	2	1	1

Cash, ending	$1	$2	$1	$2	$1

See accompanying notes to combined financial statements.

WEYERHAEUSER FINE PAPER BUSINESS

(a Business Unit of Weyerhaeuser Company)

Notes to Combined Financial Statements

(Dollar amounts in millions)

39 weeks ended September 24, 2006 (unaudited) and September 25, 2005 (unaudited) and

Years ended December 25, 2005, December 26, 2004 and December 28, 2003

1. Background and nature of operations:

On August 22, 2006, Weyerhaeuser Company and certain wholly-owned subsidiaries (“WY”) entered into an agreement providing for:

•	a series of transfers and other transactions resulting in the Weyerhaeuser Fine Paper Business (the “Business Unit”) becoming wholly-owned by Domtar Corporation (“Spinco”). Spinco is currently a wholly-owned subsidiary of WY:

•	the distribution of shares of Spinco to WY’s shareholders; and

•	the acquisition of Domtar, Inc. (“Domtar”) by Spinco.

There is no assurance that the transactions described above will be consummated.

The Business Unit consists of pulp and paper mills, converting operations, sawmills, forest management licenses and related assets of WY. These facilities are principally engaged in the harvesting of timber and the manufacture, distribution and sale of forest products, including softwood lumber and pulp and paper products.

The Business Unit’s segments are:

•	Pulp and Fine Paper, which manufactures and sells pulp and coated and uncoated paper to wholesalers, retailers and industrial users in North America, the Pacific Rim and Europe.

•	Softwood Lumber, which manufactures and sells softwood lumber products in North American markets.

•	Other which includes Forest Management Agreements in Canada and ancillary activities.

These combined financial statements do not reflect any effects of the proposed plan of arrangement with Domtar.

2. Significant accounting policies:

(a) Basis of presentation of financial statements:

These combined financial statements include the accounts of WY’s Fine Paper operations, one pulp operation and certain Canadian logging, forest management and sawmill operations. All significant transactions and balances between operations within the Business Unit have been eliminated.

The accompanying unaudited combined financial statements as of September 24, 2006 and for the 39 weeks ended September 24, 2006 and September 25, 2005 reflect all adjustments that are, in the opinion of management, necessary for a fair presentation of the company’s financial position, results of operations, and cash flows for the interim periods presented.

The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for the purpose of presenting the Business Unit’s financial position, results of operations and cash flows. Financial statements historically

WEYERHAEUSER FINE PAPER BUSINESS

(a Business Unit of Weyerhaeuser Company)

Notes to Combined Financial Statements

(Dollar amounts in millions)

39 weeks ended September 24, 2006 (unaudited) and September 25, 2005 (unaudited) and

Years ended December 25, 2005, December 26, 2004 and December 28, 2003

have not been prepared for the Business Unit. The accompanying combined financial statements have been derived from historical accounting records of WY. The historical operating results and cash flows of the Business Unit may not be indicative of what they would have been had the Business Unit been a stand-alone entity, nor are they necessarily indicative of what the Business Unit’s operating results and cash flows may be in the future.

The combined statements of operations for the Business Unit include allocations of certain costs from WY directly related to the operations of the Business Unit, including an apportionment of central general and administrative costs for accounting, human resources, purchasing, information systems, transaction services, payroll processing costs, legal fees and other overhead costs. These centralized costs were allocated to the Business Unit using a three-part apportionment factor based on relative headcount, assets and certain revenue. WY pension and post-retirement benefits expense was allocated based on relative salaried headcount, with the exception of pension expense of four Business Unit Canadian pension plans which are directly included in the combined statements of operations.

Management believes the methodologies applied for the allocation of these costs are reasonable. Except for an immaterial amount of interest on capital leases and debt that will be assumed by Spinco, interest expense has not been allocated to the Business Unit.

Certain of the Business Unit’s working capital assets, property, plant and equipment and liabilities are common assets and liabilities shared with WY facilities not part of the Business Unit. Allocations were performed in order to reflect the appropriate portion of each asset and liability in the accounts of the Business Unit. The allocations were based on third party sales percentages, headcount percentages or a three-part apportionment factor based on relative headcount, assets and certain revenue. Goodwill is allocated based on relative fair value. Management believes the methodologies used for the asset and liability allocations are reasonable.

Significant changes could have occurred in the funding and operation of the Business Unit if it operated as an independent, stand-alone entity, including the need for debt and the incurrence of interest expense, which could have a significant impact on its financial position and results of operations.

(b) Use of estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of estimates and measurement uncertainty include the allocation of assets and costs as described in notes 2(a), 10, 12 and 13; the determination of net realizable value for receivables and inventory; the depreciation rates for property, plant and equipment; assessment of impairment for property, plant, equipment and goodwill; environmental matters; pension and other postretirement benefit plans; income taxes; and asset retirement obligations. On an ongoing basis, management reviews its estimates based on currently available information. Actual results could differ from those estimates.

WEYERHAEUSER FINE PAPER BUSINESS

(a Business Unit of Weyerhaeuser Company)

Notes to Combined Financial Statements

(Dollar amounts in millions)

39 weeks ended September 24, 2006 (unaudited) and September 25, 2005 (unaudited) and

Years ended December 25, 2005, December 26, 2004 and December 28, 2003

(c) Fiscal year end:

The Business Unit’s fiscal year ends on the last Sunday of each calendar year. The Business Unit’s fiscal years in 2005, 2004 and 2003 each had 52 weeks. The Business Unit’s fiscal year in 2006 has 53 weeks.

(d) Business Unit equity:

Business Unit equity represents WY’s interest in the carrying value of the net assets of the Business Unit. WY uses a centralized approach to cash management and financing of operations. As a result, none of WY’s cash, cash equivalents or direct indebtedness has been allocated to the Business Unit in the financial statements. All transactions between the Business Unit and WY, including the allocation of centralized costs, income taxes and cumulative foreign currency translation adjustments flow through the Business Unit equity account.

(e) Trade accounts receivable:

Trade accounts receivable are stated net of allowances for doubtful accounts.

(f) Inventories:

Inventories are stated at the lower of cost or market. Cost includes labor, materials and production overhead. The last-in, first-out (LIFO) method is used to cost certain domestic raw materials, in process and finished goods inventories. LIFO inventories were $299 million, $283 million and $227 million at September 24, 2006, December 25, 2005 and December 26, 2004, respectively. The balance of domestic raw material and product inventories, all materials and supplies inventories and all foreign inventories is costed at either the first-in, first-out (FIFO) or moving average cost methods. Had the FIFO method been used to cost all inventories, the amounts at which product inventories are stated would have been $89 million, $65 million and $55 million greater at September 24, 2006, December 25, 2005 and December 26, 2004, respectively.

(g) Property, plant and equipment:

The Business Unit’s property accounts are maintained on an individual basis. Improvements to and replacements of major units are capitalized. Maintenance, repairs and minor replacements are expensed. Depreciation is provided on the straight-line method at rates based on estimated service lives. Property under capital leases are stated at the present value of minimum lease payments and amortized over the shorter of the lease term or estimated useful life of the assets.

The cost and accumulated depreciation of property sold or retired are removed from the accounts and the gain or loss is included in the statements of operations.

(h) Forest management licenses:

The Business Unit holds forest management licenses in two Canadian provinces. The provincial governments grant these licenses for initial periods of 5-20 years, and the licenses are renewable every five years, provided the Business Unit meets normal reforestation, operating and management guidelines.

WEYERHAEUSER FINE PAPER BUSINESS

(a Business Unit of Weyerhaeuser Company)

Notes to Combined Financial Statements

(Dollar amounts in millions)

39 weeks ended September 24, 2006 (unaudited) and September 25, 2005 (unaudited) and

Years ended December 25, 2005, December 26, 2004 and December 28, 2003

Calculation of fees payable on harvested volumes varies between the two provinces, but is tied to product market pricing and the allocation of land management responsibilities agreed to in the licenses.

(i) Goodwill:

Goodwill represents the excess of purchase price over fair value of net assets acquired in business combinations. Goodwill is assessed for impairment annually, or whenever events indicate a potential impairment, using a fair-value-based approach. The annual assessment is performed as of the beginning of the fourth quarter of the fiscal year.

(j) Revenue recognition:

The Business Unit recognizes revenue when persuasive evidence of an agreement exists, delivery has occurred or services have been rendered, price to the buyer is fixed and determinable and collectibility is reasonably assured. The timing of revenue recognition is dependent on shipping terms. Substantially all product sales are sold free on board (“FOB”) shipping point and revenue is recognized at the time of shipment except for export sales where revenue is recognized when title transfers at the foreign port. For sales transactions that are designated FOB destination, revenue is recognized when the product is delivered to the customer’s delivery site.

(k) Concentration of credit risk

Net sales to the Business Unit’s two largest customers accounted for approximately 27 percent, 27 percent, 27 percent, 27 percent and 28 percent of total sales in the thirty nine weeks ended September 24, 2006 and September 25, 2005 and the years ended December 25, 2005, December 26, 2004 and December 28, 2003, respectively. No other customer accounted for more than 10 percent of net sales for any of these periods.

(l) Shipping and handling costs:

The Business Unit classifies shipping and handling costs as a component of costs of products sold in the statements of operations.

(m) Impairment of long-lived assets:

The Business Unit accounts for long-lived assets in accordance with Financial Accounting Standards Board (“FASB”) Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Statement 144 requires management to review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Assets to be disposed of are reported at the lower of the carrying value or fair value less cost to sell. The primary method used to estimate fair value is discounted cash flows.

(n) Stock-based employee compensation:

Some of the Business Unit’s employees participate in Weyerhaeuser Company’s Long-Term Incentive Compensation Plan (the “Incentive Compensation Plan”) as described in note 11. Through December 25, 2005, WY applied the intrinsic-value method for stock-based compensation to employees prescribed by Accounting Principles Board (“APB”), Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations.

WEYERHAEUSER FINE PAPER BUSINESS

(a Business Unit of Weyerhaeuser Company)

Notes to Combined Financial Statements

(Dollar amounts in millions)

39 weeks ended September 24, 2006 (unaudited) and September 25, 2005 (unaudited) and

Years ended December 25, 2005, December 26, 2004 and December 28, 2003

As described in “accounting pronouncements implemented,” APB Opinion No. 25 was superseded by FASB Statement No. 123 (revised 2004), Share Based Payment, as of the beginning of fiscal 2006. Employee awards issued, modified, repurchased or cancelled after implementation of Statement 123R under share-based payment arrangements are measured at fair value as of the grant dates and the resulting costs is recognized in the combined statements of operations over the service period.

(o) Foreign currency translation:

The local currency is considered the functional currency for the Business Unit’s operations in Canada. Assets and liabilities are translated into U.S. Dollars at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated into U.S. Dollars at average monthly exchange rates.

(p) Income taxes:

The Business Unit is a business unit of WY and, for purposes of federal, state and provincial taxes, is not subject to income taxes. Its results of operations are included in WY’s tax returns. For purposes of these combined financial statements, the Business Unit’s tax expense (benefit) for federal, state and provincial income taxes has been determined on a separate return basis. All income tax expense (benefit) of the Business Unit is recorded in the statements of operations with the offset recorded through the Business Unit equity account or deferred tax accounts.

Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases, and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(q) Pension plans:

The Business Unit participates in WY pension plans covering most of its employees. Both U.S. and Canadian plans covering salaried employees provide pension benefits based on each employee’s highest monthly earnings for five consecutive years during the final 10 years before retirement. Plans covering hourly employees generally provide benefits of stated amounts for each year of service. The benefit levels for these plans are typically set through collective bargaining agreements with the unions representing the employees participating in the plans. Contributions to U.S. plans are based on funding standards established by the Employee Retirement Income Security Act of 1974 (ERISA). Contributions to Canadian plans are based on funding standards established by the applicable Provincial Pension Benefits Act and by the Income Tax Act.

(r) Derivatives:

The Business Unit accounts for its derivatives in accordance with FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. The Business Unit participates in a WY hedging program whereby WY utilizes derivative financial instruments to fix the price of

WEYERHAEUSER FINE PAPER BUSINESS

(a Business Unit of Weyerhaeuser Company)

Notes to Combined Financial Statements

(Dollar amounts in millions)

39 weeks ended September 24, 2006 (unaudited) and September 25, 2005 (unaudited) and

Years ended December 25, 2005, December 26, 2004 and December 28, 2003

forecasted natural gas purchases. The Business Unit does not hold or issue financial instruments for speculative or trading purposes. See note 13 for additional information.

(s) Environmental Costs:

Liabilities for loss contingencies, including environmental costs not within the scope of FASB Statement No. 143, Accounting for Asset Retirement Obligations, arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. Such accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environment remediation obligations are not discounted to their present value. Recoveries of environmental remediation costs from third parties, which are probable of realization, are separately recorded as assets, and are not offset against the related environmental liability, in accordance with FASB Interpretation No. 39, Offsetting of Amounts Related to Certain Contracts.

(t) Advertising costs:

Advertising costs are charged to expense in the period incurred. Advertising expense was $4 million, $5 million, $7 million, $6 million, and $6 million for the 39 weeks ended September 24, 2006 and September 25, 2005 and the years ended December 25, 2005, December 26, 2004 and December 28, 2003, respectively.

(u) Accounting pronouncements implemented:

Consolidation of variable interest entities—WY adopted the provisions of FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, in 2004. Interpretation 46R addresses consolidation of certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Business Unit consolidated one entity, Wapawekka Lumber LP (“Wapawekka”), as a result of adopting Interpretation 46R. Wapawekka is a 51 percent owned limited partnership that operates a sawmill in Saskatchewan, Canada. Wapawekka had net liabilities of $4 million and $3 million at September 24, 2006 and December 25, 2005, respectively, and net assets of $6 million at December 26, 2004. The adoption of FIN 46R did not have a material effect on the Business Unit’s financial position, results of operations or cash flows.

Accounting for asset retirement obligations—WY adopted the provisions of Statement 143 as of the beginning of 2003. Statement 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The cumulative effect of adopting the accounting principle on the Business Unit was a charge of $6 million before taxes, or $4 million after taxes.

Accounting for share-based compensation—WY adopted Statement 123R as of the beginning of fiscal year 2006. Statement 123R is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25. Statement 123R requires the fair value of employee

WEYERHAEUSER FINE PAPER BUSINESS

(a Business Unit of Weyerhaeuser Company)

Notes to Combined Financial Statements

(Dollar amounts in millions)

39 weeks ended September 24, 2006 (unaudited) and September 25, 2005 (unaudited) and

Years ended December 25, 2005, December 26, 2004 and December 28, 2003

awards issued, modified, repurchased or cancelled to be measured as of the grant dates. The resulting cost is then recognized in the combined statements of operations over the required service period. See note 11.

Accounting for inventory costs—WY adopted FASB Statement No. 151, Inventory Costs—An Amendment of ARB No. 43, Chapter 4, as of the beginning of 2006. Statement 151 amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, Statement 151 requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current period charges regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. Additionally, Statement 151 requires that the allocation of fixed production overheads to the costs of conversions be based on normal capacity of the production facilities. Adoption of Statement 151 did not have a material effect on the Business Unit’s financial position or results of operations.

The adoption of the following recent accounting pronouncements did not have a material effect on the Business Unit’s results of operations or financial condition:

•	FASB Statement No. 153, Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions.
•	FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations.

(v) Prospective accounting pronouncements:

Fair value measurements—the FASB issued Statement No. 157, Fair Value Measurements, in September 2006. Statement 157 establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. The Business Unit is currently evaluating the effect that Statement 157 will have on its financial position and results of operations for fair value measurements incurred after the adoption of Statement 157 in fiscal 2008.

Accounting for defined benefit pension and other post retirement plans—The FASB issued Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an Amendment of FASB Statements No. 87, 88, 106 and 132(R), in September 2006. Statement 158 requires an employer to recognize the overfunded or underfunded status of defined benefit pension and other postretirement plans (other than multiemployer plans) as an asset or liability in its statement of financial position through comprehensive income. Statement 158 does not allow prior balance sheets to be adjusted and also requires an employer to measure the funded status of a plan as of the date of its year-end statement balance sheet. The Business Unit is currently evaluating the effect that Statement 158 will have on its financial position when Statement 158 is adopted in the fourth quarter of 2006.

Uncertainty in income taxes—The FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109, in June 2006. Interpretation 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement 109. The Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on de-recognition, classification, interest and penalties,

WEYERHAEUSER FINE PAPER BUSINESS

(a Business Unit of Weyerhaeuser Company)

Notes to Combined Financial Statements

(Dollar amounts in millions)

39 weeks ended September 24, 2006 (unaudited) and September 25, 2005 (unaudited) and

Years ended December 25, 2005, December 26, 2004 and December 28, 2003

accounting in interim periods, disclosure and transition. The Business Unit is currently evaluating the effect that Interpretation 48 will have on its financial position and results of operations when the Interpretation is adopted in the first quarter of 2007.

Accounting for planned major maintenance activities—The FASB issued Staff Position AUG AIR – 1, Accounting for Planned Major Maintenance Activities, in September 2006. The Staff Position prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods. The three accounting methods permitted under the Staff Position are: 1) direct expensing method, 2) built-in overhaul method and 3) deferral method. The Business Unit currently uses the accrue-in-advance method to smooth planned major maintenance costs within years. The Business Unit is required to adopt the Staff Position in the first quarter of 2007 and will reflect major maintenance costs in the periods incurred for all interim periods presented after the effective date of the Staff Position.

Quantifying financial statement misstatements—The Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements, in September 2006. The Staff Accounting Bulletin requires registrants to quantify misstatements in current-year financial statements using both the balance sheet and income statement methods, commonly referred to as the iron curtain and rollover methods. The Business Unit is currently evaluating the effect that this Staff Accounting Bulletin will have on its financial position and results of operations when the Staff Accounting Bulletin is adopted in the fourth quarter of 2006.

3. Inventories:

	September 24, 2006	December 25, 2005	December 26, 2004
	(Unaudited)
Logs and chips	$23	$40	$36
Lumber	2	4	6
Pulp and paper	331	354	331
Materials and supplies	167	164	175

	$523	$562	$548

4. Property, plant and equipment:

	Range of Lives	September 24, 2006	December 25, 2005	December 26, 2004
		(Unaudited)
Land		$34	$33	$29
Buildings and improvements	10-40	847	823	779
Machinery and equipment	2-25	5,784	5,646	5,463
Other	3	51	48	44

		6,716	6,550	6,315
Less allowance for depreciation and amortization		(3,632)	(3,335)	(2,433)
Allocated property, plant and equipment		1	4	—

		$3,085	$3,219	$3,882

WEYERHAEUSER FINE PAPER BUSINESS

(a Business Unit of Weyerhaeuser Company)

Notes to Combined Financial Statements

(Dollar amounts in millions)

39 weeks ended September 24, 2006 (unaudited) and September 25, 2005 (unaudited) and

Years ended December 25, 2005, December 26, 2004 and December 28, 2003

5. Goodwill:

	Pulp and Fine Paper	Softwood Lumber	Total
Balance as of December 26, 2004	$765	$4	$769
Impairment of goodwill	—	(1)	(1)
Foreign exchange impact on goodwill	(5)	—	(5)

Balance as of December 25, 2005	760	3	763
Impairment of goodwill	(749)	—	(749)

Balance as of September 24, 2006 (unaudited)	$11	$3	$14

WY announced in April 2006 that it was considering alternatives for Fine Paper that range from continuing to hold and operate the assets to a possible sale or other disposition. In connection with this announcement, WY received information that indicated that the carrying value of the Fine Paper reporting unit exceeded the fair value of the reporting unit. Based on an evaluation of the value of the assets and liabilities within the reporting unit, WY concluded that the implied value of the Fine Paper reporting unit’s goodwill was zero. Goodwill of the pulp reporting unit, which is part of Pulp and Fine Paper, was not impaired.

The goodwill impairment is not deductible for income tax purposes and represents a permanent book-tax difference. As a result, no tax benefit has been recognized for the goodwill impairment charge.

6. Accounts payable and accrued liabilities:

	September 24, 2006	December 25, 2005	December 26, 2004
	(Unaudited)
Accounts payable	$132	$151	$145
Payroll – wages and salaries, incentive awards, retirement and vacation pay	74	98	65
Taxes – Social Security and real and personal property	6	8	4
Other	60	61	62

	$272	$318	$276

WEYERHAEUSER FINE PAPER BUSINESS

(a Business Unit of Weyerhaeuser Company)

Notes to Combined Financial Statements

(Dollar amounts in millions)

39 weeks ended September 24, 2006 (unaudited) and September 25, 2005 (unaudited) and

Years ended December 25, 2005, December 26, 2004 and December 28, 2003

7. Income taxes:

Operating loss is comprised of the following:

	39 Weeks ended September 24, 2006	39 Weeks ended September 25, 2005	Year ended December 25, 2005	Year ended December 26, 2004	Year ended December 28, 2003
	(Unaudited)	(Unaudited)
Domestic earnings (loss)	$(733)	$103	$46	$50	$(10)
Foreign earnings (loss)	22	(96)	(624)	(91)	(86)

Operating loss	$(711)	$7	$(578)	$(41)	$(96)

Provisions for income taxes include the following:

	39 Weeks ended September 24, 2006	39 Weeks ended September 25, 2005	Year ended December 25, 2005	Year ended December 26, 2004	Year ended December 28, 2003
	(Unaudited)	(Unaudited)
Federal:
Current	$31	$5	$27	$9	$(16)
Deferred	(19)	(2)	(32)	(8)	11
State
Current	8	1	8	4	(5)
Deferred	(6)	(4)	(8)	(1)	2
Foreign
Current	—	—	2	3	3
Deferred	(7)	(2)	(97)	(31)	(28)

Income tax expense (benefit)	$7	$(2)	$(100)	$(24)	$(33)

The provisions for income taxes of the Business Unit differs from the amount computed by applying the statutory income tax rate of 35% to operating loss before income taxes due to the following:

	Year ended December 25, 2005	Year ended December 26, 2004	Year ended December 28, 2003
US federal statutory income tax	$(202)	$(14)	$(34)
State income taxes	1	1	(2)
Foreign income taxes	120	4	5
Tax credits	(16)	(15)	(2)
Tax rate changes and other	(3)	—	—

Income tax benefit	$(100)	$(24)	$(33)

WEYERHAEUSER FINE PAPER BUSINESS

(a Business Unit of Weyerhaeuser Company)

Notes to Combined Financial Statements

(Dollar amounts in millions)

39 weeks ended September 24, 2006 (unaudited) and September 25, 2005 (unaudited) and

Years ended December 25, 2005, December 26, 2004 and December 28, 2003

Deferred tax assets (liabilities) are comprised of the following:

	September 24, 2006	December 25, 2005	December 26, 2004
	(Unaudited)
Inventories	$10	$10	$5
Vacation pay	8	8	7
Environmental and landfill reserves	10	10	11
Severance and closure reserves	8	13	5
Asset impairments	152	145	—
Net operating loss carryforwards	124	109	70
Other	19	—	10

Gross deferred tax assets	331	295	108
Valuation allowance	(109)	(108)	(2)

Net deferred tax assets	222	187	106

Depreciation	(962)	(979)	(1,028)
Pension	(8)	(5)	(3)

Total deferred tax liabilities	(970)	(984)	(1,031)

Total net deferred taxes	$(748)	$(797)	$(925)

During 2005, the Business Unit recognized one-time deferred tax benefits of $3 million and $1 million resulting from a change in the Ohio state income tax law and a one-time reduction in the British Columbia provincial corporate income tax rate, respectively. Both benefits were due to the effect of the lower tax rates on accumulated temporary differences.

As of December 25, 2005, the Business Unit had foreign net operating loss carryforwards of $319 million that expire from 2010 to 2013.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

The valuation allowance increased $1 million and $106 million in the 39 weeks ended September 24, 2006 and the year ended December 25, 2005, respectively. The 2006 increase is due primarily to an increase in the foreign net operating loss carryforward. The 2005 increase is due primarily to reserves established in 2005 for facility closures and an increase in the foreign net operating loss carryforward.

8. Debt:

The Business Unit’s consolidated variable interest entity (“VIE”), Wapawekka, has a demand loan from a bank outstanding in the amount of $6 million, $6 million and $7 million at September 24, 2006, December 25,

WEYERHAEUSER FINE PAPER BUSINESS

(a Business Unit of Weyerhaeuser Company)

Notes to Combined Financial Statements

(Dollar amounts in millions)

39 weeks ended September 24, 2006 (unaudited) and September 25, 2005 (unaudited) and

Years ended December 25, 2005, December 26, 2004 and December 28, 2003

2005 and December 26, 2004, respectively. The loan is repayable in full on demand or before June 30, 2007 at an interest rate equal to the bank’s prime interest rate plus 1%. A letter of undertaking regarding duties recoverable pursuant to a letter of commitment with Weyerhaeuser Company Limited (“WY Ltd.”), a wholly-owned subsidiary of WY, has been pledged as specific security.

Wapawekka also has a demand loan from a bank outstanding in the amount of $1 million at September 24, 2006, December 25, 2005 and December 26, 2004. The loan is repayable in full on demand or before June 30, 2007 at an interest rate equal to the bank’s prime interest rate plus 1%, with interest payable monthly. A $1 million guarantee from Weyerhaeuser Saskatchewan Ltd., a wholly-owned subsidiary of WY Ltd., has been pledged as specific security.

9. Accumulated other comprehensive income:

Business Unit equity contains the following items:

	September 24, 2006	December 25, 2005	December 26, 2004
	(unaudited)
Foreign currency translation adjustments	$90	$61	$111
Additional minimum pension liability adjustments	(6)	(6)	—
Cash flow hedge fair value adjustments	(7)	11	2

	$77	$66	$113

10. Related party transactions:

The Business Unit engages in various transactions with WY that are characteristic of a consolidated group under common control. The receipts, disbursements and net cash position of the Business Unit are currently managed by WY through a centralized treasury system. Accordingly, both cash generated by and cash requirements of the Business Unit flow through Business Unit equity on the accompanying financial statements of the Business Unit.

Expenses in the amount of $70 million, $63 million, $93 million, $109 million and $102 million of WY were allocated to the Business Unit for the 39 weeks ended September 24, 2006 and September 25, 2005 and the years ended December 25, 2005, December 26, 2004 and December 28, 2003, respectively. See notes 2(a) and 12 for nature of costs allocated and the allocation methodologies.

The Business Unit purchased the following from WY:

	39 Weeks ended September 24, 2006	39 Weeks ended September 25, 2005	Year ended December 25, 2005	Year ended December 26, 2004	Year ended December 28, 2003
	(Unaudited)	(Unaudited)
Pulp and fiber	$102	$168	$388	$322	$309
Corrugated boxes	34	17	33	16	23

Total purchases	$136	$185	$421	$338	$332

WEYERHAEUSER FINE PAPER BUSINESS

(a Business Unit of Weyerhaeuser Company)

Notes to Combined Financial Statements

(Dollar amounts in millions)

39 weeks ended September 24, 2006 (unaudited) and September 25, 2005 (unaudited) and

Years ended December 25, 2005, December 26, 2004 and December 28, 2003

These purchases were at current market values with the exception of purchases from WY timberlands (which represent 40 percent, 34 percent, 46 percent, 39 percent and 36 percent of purchases) which were at a fully absorbed cost basis. One of the Business Unit’s facilities also purchases energy at cost from WY.

The Business Unit sold the following to WY:

	39 Weeks ended September 24, 2006	39 Weeks ended September 25, 2005	Year ended December 25, 2005	Year ended December 26, 2004	Year ended December 28, 2003
	(Unaudited)	(Unaudited)
Pulp and fiber	$2	$9	$12	$7	$7
Paper	16	27	33	52	33
Lumber	57	57	87	87	44

Total sales	$75	$93	$132	$146	$84

These sales were at current market values.

11. Stock-based compensation plan:

Some of the Business Unit’s employees participate in the Incentive Compensation Plan. The Incentive Compensation Plan awards these employees options to purchase Weyerhaeuser Company’s common stock at the market prices as of the date granted.

WY applied the intrinsic value method for stock-based compensation to employees prescribed by APB Opinion No. 25 through December 25, 2005.

Compensation costs required to be disclosed by Statement 123 would have an immaterial effect on the Business Unit’s results from operations for 2005, 2004 and 2003. As disclosed in note 2(n), Statement 123R required WY to measure the fair value as of the grant dates of employee awards issued, modified, repurchased or cancelled after December 25, 2005 and to recognize the resulting cost in the statements of operations over the service period. The Business Unit recognized compensation costs in the 39 weeks ended September 24, 2006 of $2 million.

12. Employee benefit plans:

(a) Pension plans and postretirement benefits

The Business Unit participates in several retirement programs for its employees which are sponsored by WY. In the United States, this includes pension plans that are qualified under the Internal Revenue Code (qualified) as well as a plan that provides benefits in addition to those provided under the qualified plans for a select group of employees, which is not qualified under the Internal Revenue Code (unqualified). In Canada, plans are registered under the Income Tax Act and under their respective provincial pension acts (registered), or plans may provide additional benefits to a select group of employees, and not be registered under the Income Tax Act or provincial pension acts (non-registered). WY also provides benefits under a

WEYERHAEUSER FINE PAPER BUSINESS

(a Business Unit of Weyerhaeuser Company)

Notes to Combined Financial Statements

(Dollar amounts in millions)

39 weeks ended September 24, 2006 (unaudited) and September 25, 2005 (unaudited) and

Years ended December 25, 2005, December 26, 2004 and December 28, 2003

postretirement health care and life insurance plan to eligible salaried employees in both countries. Benefits provided under the postretirement health care and life insurance plan are currently funded by the general assets of WY. The measurement date for all plans sponsored by WY is the end of the fiscal year.

Other than four Canadian pension plans (“Canadian Plans”) that will be transferred to Domtar at closing, management determined that it was not practical to allocate a portion of WY’s pension assets or to prepare detailed employee benefit plan disclosures for the stand-alone financial statements of the Business Unit in a manner that would be consistent with the level of detail provided in WY’s consolidated financial statements. Disclosures related to the Canadian Plans are included in this note.

The defined benefit pension expense (other than the Canadian Plans) relating to certain hourly employees and salaried employees is based on an allocation method described in note 2(a) and postretirement benefits expense is charged directly to the Business Unit. The defined benefit pension expense related to the Canadian Plans is charged directly to the Business Unit. The expense recognized for such plans by the Business Unit is as follows:

	39 Weeks ended September 24, 2006	39 Weeks ended September 25, 2005	Year ended December 25, 2005	Year ended December 26, 2004	Year ended December 28, 2003
	(Unaudited)	(Unaudited)
Pension, net – allocated	$4	$7	$9	$6	$2
Pension, net – direct	(3)	—	—	5	7
Postretirement benefits	6	7	9	8	8

Net charge	$7	$14	$18	$19	$17

(b) Canadian Plans

The following tables provide a reconciliation of the changes in the Canadian Plans’ benefit obligations and fair value of plan assets over the two year period ended December 25, 2005:

	December 25, 2005	December 26, 2004
Reconciliation of benefit obligation:
Benefit obligation as of prior year-end	$253	$223
Service cost	5	6
Interest cost	15	14
Plan participants’ contributions	2	1
Actuarial loss	40	—
Foreign currency exchange rate changes	18	14
Benefits paid	(12)	(12)
Plan amendments	10	1
Curtailments	(22)	4
Special termination benefits	1	2

Benefit obligation at end of year	$310	$253

WEYERHAEUSER FINE PAPER BUSINESS

(a Business Unit of Weyerhaeuser Company)

Notes to Combined Financial Statements

(Dollar amounts in millions)

39 weeks ended September 24, 2006 (unaudited) and September 25, 2005 (unaudited) and

Years ended December 25, 2005, December 26, 2004 and December 28, 2003

	December 25, 2005	December 26, 2004
Reconciliation of fair value of plan assets:
Fair value of plan assets as of beginning of year (actual)	$235	$189
Actual return on plan assets	37	32
Foreign currency exchange rate changes	16	13
Employer contributions	9	8
Plan participants’ contributions	2	1
Benefits paid	(12)	(12)

Fair value of plan assets at end of year (estimated)	$287	$231

WY funds its registered pension plans. WY expects to contribute approximately $7 million to the Canadian Plans in 2006.

The Business Unit estimates the projected benefit payments as of December 25, 2005 under the Canadian Plans over the next ten years will be as follows:

2006	$40
2007	14
2008	14
2009	14
2010	14
2011-2015	80

$176

The funded status of the Canadian Plans at December 25, 2005 and December 26, 2004 is as follows:

	December 25, 2005	December 26, 2004
Funded status	$(23)	$(22)
Unrecognized prior service cost	10	5
Unrecognized net loss	37	23

Prepaid benefit cost	$24	$6

Amounts recognized in the balance sheet consist of:

	December 25, 2005	December 26, 2004
Prepaid benefit cost	$18	$11
Accrued liability	(3)	(7)
Intangible asset	—	2
Cumulative other comprehensive loss	9	—

Net amount recognized	$24	$6

WEYERHAEUSER FINE PAPER BUSINESS

(a Business Unit of Weyerhaeuser Company)

Notes to Combined Financial Statements

(Dollar amounts in millions)

39 weeks ended September 24, 2006 (unaudited) and September 25, 2005 (unaudited) and

Years ended December 25, 2005, December 26, 2004 and December 28, 2003

The accumulated benefit obligation for the Canadian Plans was $286 million and $221 million at December 25, 2005 and December 26, 2004, respectively.

The components of net periodic benefit costs for the Canadian Plans are as follows:

	39 Weeks ended September 24, 2006	39 Weeks ended September 25, 2005	Year ended December 25, 2005	Year ended December 26, 2004	Year ended December 28, 2003
	(Unaudited)	(Unaudited)
Service cost	$5	$4	$5	$6	$5
Interest cost	11	11	15	14	11
Expected return on plan assets	(20)	(16)	(22)	(18)	(12)
Prior service cost recognized	1	1	2	2	1
Actuarial loss (gain) recognized	—	—	—	1	2

	(3)	—	—	5	7
(Gain) loss due to closure, sale, plan termination and other	4	(6)	(8)	6	3

	$1	$(6)	$(8)	$11	$10

Registered Plans The investment strategy of the Canadian pension trust is to concentrate direct investments into cash and cash equivalents while gaining return exposures through financial instruments, such as total return and index swaps. WY has not established target allocations for the direct investment portfolio or the derivatives.

The Canadian registered plans are exposed to the risk of nonperformance by counterparties to the indirect investments but the Business Unit does not expect any counterparty to fail to meet its obligations. However, because there are no exchanges of principal on the indirect investments, only the amount of unsettled net receivables is at risk. The Business Unit manages this risk through selection of counterparties with a defined minimum credit quality, diversification, settlement provisions and documented agreements. Investments in hedge funds and private partnerships are controlled through selection and diversification of managers and strategies and use of limited liability vehicles. Portfolio risk is managed through diversification and by constraining the risk profile of the portfolio within defined boundaries.

In all periods presented, the discount rate is based on yields for corporate bonds rated AA or better, by matching cash flows to a spot rate yield curve.

WEYERHAEUSER FINE PAPER BUSINESS

(a Business Unit of Weyerhaeuser Company)

Notes to Combined Financial Statements

(Dollar amounts in millions)

39 weeks ended September 24, 2006 (unaudited) and September 25, 2005 (unaudited) and

Years ended December 25, 2005, December 26, 2004 and December 28, 2003

The assets of the Canadian Plans are held in a master trust that also holds assets of other WY-sponsored plans. The allocation of the net assets held by the Canadian master trust and the U.S. master trust combined are as follows:

	December 25, 2005	December 25, 2004
Private equity and related funds	23.6%	24.7%
Real estate and related funds	5.2	9.5
Common stock and equity index instruments	1.0	3.4
Fixed income	27.5	23.4
Hedge funds	43.0	39.1
Net receivables	0.1	0.4
Accrued liabilities	(0.4)	(0.5)

	100.0%	100.0%

The assumptions used in the measurement of the Canadian Plans’ benefit obligations are as follows:

	December 25, 2005	December 26, 2004
Discount rate	5.15%	6.00%
Rate of compensation increase	3.25%	3.50%

The assumptions used in the measurement of the Canadian Plans’ net pension costs are as follows:

	Year ended December 25, 2005	Year ended December 26, 2004
Discount rate	6.00%	6.25%
Expected return on plan assets	9.50%	9.50%
Rate of compensation increase	3.50%	3.50%

The expected return on plan assets assumption reflects WY’s best estimate regarding the long-term expected return on the U.S. portfolio. The expected return assumption is based on historical fund returns. The Canadian fund’s investment strategy has mirrored that of the U.S. plan since 1998. The determination of the expected return on plan assets assumption requires a high degree of judgment and places weight on more recent pension plan asset performances.

(c) Defined Contribution Plan

The Business Unit participates in various defined contribution plans for salaried and hourly employees. The basis for determining plan contributions varies by plan. The amounts contributed to the plans for participating employees were $5 million, $5 million, $8 million, $7 million and $7 million in the 39 weeks ended September 24, 2006 and September 25, 2005, and the years ended December 25, 2005, December 26, 2004 and December 28, 2003, respectively.

WEYERHAEUSER FINE PAPER BUSINESS

(a Business Unit of Weyerhaeuser Company)

Notes to Combined Financial Statements

(Dollar amounts in millions)

39 weeks ended September 24, 2006 (unaudited) and September 25, 2005 (unaudited) and

Years ended December 25, 2005, December 26, 2004 and December 28, 2003

13. Derivatives:

(a) Hedging:

The Business Unit purchases natural gas at the prevailing market price at the time of delivery. In order to manage the cash flow risk associated with purchases of natural gas, the Business Unit participates in a WY hedging program whereby WY utilizes derivative financial instruments to fix the price of up to 30 percent of forecasted natural gas purchases for periods up to 18 months into the future. WY formally documents the hedge relationships, including identification of the hedging instruments and the hedged items, the risk management objectives and strategies for undertaking the hedge transactions, and the methodologies used to assess effectiveness and measure ineffectiveness. Changes in the fair value of the derivative financial instruments are allocated by WY to individual facilities based on projected usage of natural gas. The Business Unit recognizes its allocable share of the gains and losses on WY’s derivative financial instruments in earnings when the forecasted purchases occur. A summary of amounts related to the Business Unit’s participation in the WY hedging program follows:

	39 Weeks ended September 24, 2006	39 Weeks ended September 25, 2005	Year ended December 25, 2005	Year ended December 26, 2004	Year ended December 28, 2003
	(Unaudited)	(Unaudited)
Net gain recognized in cost of products sold	$2	$3	$12	$1	$(2)
Unrealized gains (losses) not yet recognized in the statements of operations at the end of the period	$(12)	$26	$18	$3	$1

(b) Other:

The Business Unit is a party to purchase and sale contracts for commodities that meet the definition of a derivative. However, the arrangements are accounted for as normal purchases and normal sales, not derivatives, beginning in the fourth quarter of 2004 because the Business Unit expects to take delivery on the purchase contracts and to ship product on the sales contracts. Losses recognized in the Business Unit’s combined statements of operations for the contracts were $3 million and $4 million in the years ended December 26, 2004 and December 28, 2003, respectively.

14. Asset retirement obligations:

The Business Unit’s asset retirement obligations principally include landfill capping obligations and asbestos removal obligations. The Business Unit has estimated the net present value of its asset retirement obligations to be $17 million, $17 million and $18 million at September 24, 2006, December 25, 2005 and December 26, 2004, respectively. The majority of the asset retirement obligations are estimated to be settled by 2030. However, some settlement scenarios call for obligations to be settled as late as 2048. There were no significant changes in the asset retirement obligations for the periods presented.

The Business Unit has not recognized a liability under Interpretation 47 for certain legal obligations, primarily special handling for the removal and disposal of encapsulated asbestos from facilities and equipment. The fair value cannot be reasonably estimated because the settlement dates are unknown.

WEYERHAEUSER FINE PAPER BUSINESS

(a Business Unit of Weyerhaeuser Company)

Notes to Combined Financial Statements

(Dollar amounts in millions)

39 weeks ended September 24, 2006 (unaudited) and September 25, 2005 (unaudited) and

Years ended December 25, 2005, December 26, 2004 and December 28, 2003

15. Legal proceedings, commitments and contingencies:

(a) Legal proceedings

The Business Unit is subject to a small number of claims and litigation matters that have arisen in the ordinary course of business. Although the final outcome of any legal proceeding is subject to a great many variables and cannot be predicted with any degree of certainty, management currently believes that the ultimate outcome of these legal proceedings will not have a material adverse effect on the Business Unit’s long-term results of operations, cash flows or financial position.

(b) Environmental matters

During the first quarter of 2006 the Business Unit closed its pulp and paper mill in Prince Albert, Saskatchewan and the Big River sawmill in Saskatchewan due to poor market conditions. These facilities are currently not in operation. Spinco has not determined at this time whether the facilities will be reopened, sold or permanently closed. In the event the facilities are permanently closed, the Province of Saskatchewan may require active decommissioning and reclamation at one or both facilities. In the event decommissioning and reclamation is required at either facility, the work is likely to include investigation and remedial action for areas of significant environmental impacts.

The Business Unit is a party to various proceedings relating to the cleanup of hazardous waste sites under the Comprehensive Environmental Response Compensation and Liability Act, commonly known as “Superfund,” and similar state laws. The EPA and/or various state agencies have notified the Business Unit that it may be a potentially responsible party with respect to other hazardous waste sites as to which no proceedings have been instituted against the Business Unit. As of the end of the third quarter of 2006, the Business Unit has established reserves totaling $6 million for estimated remediation costs on the three active sites across its operations. Environmental remediation reserves totaled $9 million at the end of 2005. The decrease in environmental remediation reserves reflects the incorporation of new information on all sites concerning remediation alternatives, updates on prior cost estimates and new sites, and the costs incurred to remediate these sites during this period. Based on currently available information and analysis, the Business Unit believes that it is reasonably possible that costs associated with all identified sites may exceed current accruals by up to $20 million, which may be incurred over several years. This estimate of the upper end of the range of reasonably possible additional costs is much less certain than the estimates upon which accruals are currently based, and utilizes assumptions less favorable to the Business Unit among the range of reasonably possible outcomes. In estimating both its current accruals for environmental remediation and the possible range of additional future costs, the Business Unit has assumed that it will not bear the entire cost of remediation of every site to the exclusion of other known potentially responsible parties who may be jointly and severally liable. The ability of other potentially responsible parties to participate has been taken into account, generally based on each party’s financial condition and probable contribution on a per-site basis. No amounts have been recorded for potential recoveries from insurance carriers.

(c) Purchase obligations

Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on the Business Unit and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

WEYERHAEUSER FINE PAPER BUSINESS

(a Business Unit of Weyerhaeuser Company)

Notes to Combined Financial Statements

(Dollar amounts in millions)

39 weeks ended September 24, 2006 (unaudited) and September 25, 2005 (unaudited) and

Years ended December 25, 2005, December 26, 2004 and December 28, 2003

Purchase obligations exclude arrangements that the Business Unit can cancel without penalty. As of December 25, 2005, the Business Unit’s commitments under non-cancelable purchase obligations were $31 million in 2006 and $0 thereafter.

(d) Commitments

The Business Unit leases various equipment, warehouse space and office space under operating leases. The equipment leases cover light duty vehicles, forklifts and office equipment. The Business Unit recognized rent expense of approximately $13 million, $ 15 million, $20 million, $18 million and $20 million in the 39 weeks ended September 24, 2006 and September 25, 2005, and the years ended December 25, 2005, December 26, 2004 and December 28, 2003, respectively. The Business Unit also leases certain equipment under capital leases.

The Business Unit’s future commitments under operating and capital leases as of December 25, 2005 are as follows:

	Capital Leases	Operating Leases	Total
2006	$7	$5	$12
2007	7	4	11
2008	6	2	8
2009	6	1	7
2010	4	1	5
Thereafter	2	2	4

	32	$15	$47

Less amounts representing interest	5

Present value of minimum lease payments	27
Less current portion of capital lease obligations	5

Long-term portion of capital lease obligations	$22

Equipment under capital leases are as follows:

	Range of Lives	September 24, 2006	December 25, 2005	December 26, 2004
		(Unaudited)
Equipment under capital lease	3–11	$59	$47	$47
Accumulated depreciation		(26)	(22)	(16)

		$33	$25	$31

16. Charges for restructuring and closures of facilities:

(a) Restructuring Charges:

As WY has acquired businesses and consolidated them into existing operations, WY has incurred charges associated with the transition and integration of those activities. Certain of those charges were

WEYERHAEUSER FINE PAPER BUSINESS

(a Business Unit of Weyerhaeuser Company)

Notes to Combined Financial Statements

(Dollar amounts in millions)

39 weeks ended September 24, 2006 (unaudited) and September 25, 2005 (unaudited) and

Years ended December 25, 2005, December 26, 2004 and December 28, 2003

incurred by the Business Unit. The charges reflected in the following table are primarily associated with WY’s 2002 acquisition of Willamette Industries, Inc., which included Fine Paper facilities and restructuring activities at the Dryden, Ontario and Prince Albert, Saskatchewan facilities:

	39 Weeks ended September 24, 2006	39 Weeks ended September 25, 2005	Year ended December 25, 2005	Year ended December 26, 2004	Year ended December 28, 2003
	(Unaudited)	(Unaudited)
Severance and outplacement costs	$—	$3	$2	$10	$13
Pension curtailment	—	—	1	6	3
Professional services	—	1	—	1	1

	$—	$4	$3	$17	$17

As of September 24, 2006 and December 25, 2005, the Business Unit’s accrued liabilities included approximately $3 million and $5 million of severance accruals related to integration and restructuring charges.

(b) Closures of facilities:

Facilities that do not represent a long-term strategic fit for the Business Unit, or that cannot achieve top-quartile performance without significant capital investments, are assessed for closure or sale. Changing market conditions and increasing productivity at many of the Business Unit’s operating facilities have provided the Business Unit with opportunities to rationalize its production capacity while retaining its ability to fulfill customer needs.

Closure charges recognized in 2005 include costs related to the closure of a pulp and paper facility and a fine paper machine. Additionally, the Business Unit recognized impairment charges for Wapawekka and a sawmill as they sell chips and hog fuel to the closed pulp and paper facility and do not have an alternate market for such residuals.

Activities associated with these closures are expected to continue through the end of 2006, but the Business Unit does not expect to incur any additional material charges related to these closures. Charges for closure of facilities include:

	39 Weeks ended September 24, 2006	39 Weeks ended September 25, 2005	Year ended December 25, 2005	Year ended December 26, 2004	Year ended December 28, 2003
	(Unaudited)	(Unaudited)
Asset impairments	$—	$—	$499	$—	$—
Termination benefits	—	—	43	—	1
Other closure costs	20	—	—	—	6
(Gain) loss on curtailment of pension benefits	2	—	(8)	—	—
Reversals of closure charges recorded in prior periods	(5)	—	—	—	—

	$17	$—	$534	$—	$7

WEYERHAEUSER FINE PAPER BUSINESS

(a Business Unit of Weyerhaeuser Company)

Notes to Combined Financial Statements

(Dollar amounts in millions)

39 weeks ended September 24, 2006 (unaudited) and September 25, 2005 (unaudited) and

Years ended December 25, 2005, December 26, 2004 and December 28, 2003

Changes in accrued termination benefits related to facility closures during the 39 weeks ended September 24, 2006 and the years ended December 25, 2005 and December 26, 2004 were as follows:

	September 24, 2006	December 25, 2005	December 26, 2004
	(Unaudited)
Accrued severance – beginning balance	$43	$—	$—
Costs incurred and charged to expense	—	43	—
Payments	(19)	—	—
Other adjustments	(4)	—	—

Accrued severance – ending balance	$20	$43	$—

17. Business segments:

The Business Unit is principally engaged in the harvesting of timber and the manufacture, distribution and sale of forest products, including softwood lumber and pulp and paper. Management evaluates segment performance based on the contributions to earnings of the respective segments. Transfer of products between segments is accounted for at current market values.

An analysis and reconciliation of the Business Unit’s business segment information to the respective information in the combined financial statements is as follows:

	39 Weeks ended September 24, 2006	39 Weeks ended September 25, 2005	Year ended December 25, 2005	Year ended December 26, 2004	Year ended December 28, 2003
	(Unaudited)	(Unaudited)
Sales to and revenues from customers external to the Business Unit:
Pulp and Fine Paper	$2,303	$2,309	$3,072	$2,867	$2,661
Softwood Lumber	64	98	127	113	101
Other	66	49	68	46	92

	2,433	2,456	3,267	3,026	2,854

Intersegment sales:
Pulp and Fine Paper	1	1	2	1	—
Softwood Lumber	11	15	20	17	10
Other	45	89	123	109	69

	57	105	145	127	79

Total sales and revenues	2,490	2,561	3,412	3,153	2,933
Inter segment eliminations	(57)	(105)	(145)	(127)	(79)

	$2,433	$2,456	$3,267	$3,026	$2,854

WEYERHAEUSER FINE PAPER BUSINESS

(a Business Unit of Weyerhaeuser Company)

Notes to Combined Financial Statements

(Dollar amounts in millions)

39 weeks ended September 24, 2006 (unaudited) and September 25, 2005 (unaudited) and

Years ended December 25, 2005, December 26, 2004 and December 28, 2003

	39 Weeks ended September 24, 2006	39 Weeks ended September 25, 2005	Year ended December 25, 2005	Year ended December 26, 2004	Year ended December 28, 2003
	(Unaudited)	(Unaudited)
Contribution (charge) to earnings:
Pulp and Fine Paper	$(703)	$13	$(492)	$(39)	$(76)
Softwood Lumber	(7)	(7)	(83)	(1)	(19)
Other	(1)	1	(3)	(1)	(1)

Operating income (loss)	(711)	7	(578)	(41)	(96)
Income tax expense (benefit)	7	(2)	(100)	(24)	(33)

Net income (loss) before cumulative effect of a change in accounting principle	(718)	9	(478)	(17)	(63)
Cumulative effect of a change in accounting principle	—	—	—	—	(4)

	$(718)	$9	$(478)	$(17)	$(67)

	39 Weeks ended September 24, 2006	39 Weeks ended September 25, 2005	Year ended December 25, 2005	Year ended December 26, 2004	Year ended December 28, 2003
	(Unaudited)	(Unaudited)
Depreciation and amortization:
Pulp and Fine Paper	$221	$252	$341	$335	$325
Softwood Lumber	7	11	15	13	13
Other	—	—	1	—	—

	$228	$263	$357	$348	$338

	39 Weeks ended September 24, 2006	39 Weeks ended September 25, 2005	Year ended December 25, 2005	Year ended December 26, 2004	Year ended December 28, 2003
	(Unaudited)	(Unaudited)
Charges for restructuring, closure of facilities and goodwill impairment:
Pulp and Fine Paper	$765	$3	$461	$16	$24
Softwood Lumber	1	1	74	—	—
Other	—	—	3	1	—

	$766	$4	$538	$17	$24

WEYERHAEUSER FINE PAPER BUSINESS

(a Business Unit of Weyerhaeuser Company)

Notes to Combined Financial Statements

(Dollar amounts in millions)

39 weeks ended September 24, 2006 (unaudited) and September 25, 2005 (unaudited) and

Years ended December 25, 2005, December 26, 2004 and December 28, 2003

	39 Weeks ended September 24, 2006	39 Weeks ended September 25, 2005	Year ended December 25, 2005	Year ended December 26, 2004	Year ended December 28, 2003
	(Unaudited)	(Unaudited)
Capital expenditures:
Pulp and Fine Paper	$53	$82	$108	$84	$223
Softwood Lumber	—	—	3	5	—
Other	—	—	2	—	—

	$53	$82	$113	$89	$223

	September 24, 2006	December 25, 2005	December 26, 2004	December 28, 2003
	(Unaudited)			(Unaudited)
Total assets:
Pulp and Fine Paper	$3,996	$4,883	$5,418	$5,506
Softwood Lumber	54	66	134	131
Other	23	21	13	12

	$4,073	$4,970	$5,565	$5,649

18. Geographical areas:

The Business Unit attributes sales to and revenues from customers in different geographical areas on the basis of the location of the customer.

Export sales from the United States consist principally of pulp. Long-lived assets consist of goodwill and property and equipment used in the generation of revenues in the different geographical areas.

Selected information related to the Business Unit’s operations by geographical area is as follows:

	39 Weeks ended September 24, 2006	39 Weeks ended September 25, 2005	Year ended December 25, 2005	Year ended December 26, 2004	Year ended December 28, 2003
	(Unaudited)	(Unaudited)
Sales to and revenues from customers external to the Business Unit:
United States	$2,045	$2,050	$2,663	$2,737	$2,609
Canada	388	386	559	288	231
Other foreign countries	—	20	45	1	14

	$2,433	$2,456	$3,267	$3,026	$2,854

	September 24, 2006	December 25, 2005	December 26, 2004
	(Unaudited)
Long-lived assets:
United States	$2,344	$3,164	$3,366
Canada	809	869	1,326

	$3,153	$4,033	$4,692

WEYERHAEUSER FINE PAPER BUSINESS

(a Business Unit of Weyerhaeuser Company)

Notes to Combined Financial Statements

(Dollar amounts in millions)

39 weeks ended September 24, 2006 (unaudited) and September 25, 2005 (unaudited) and

Years ended December 25, 2005, December 26, 2004 and December 28, 2003

19. Subsequent event:

The U.S. and Canada reached a final settlement in 2006 to a long-standing trade dispute over Canadian exports of softwood lumber into the U.S. Under the settlement agreement, a Canadian export tax was instituted that replaced countervailing and antidumping duties imposed by the U.S., and Canadian softwood lumber exporters received refunds of approximately 81% of countervailing and antidumping duties paid between 2002 and 2006. The Business Unit received its refund of countervailing and antidumping duties of $65 million and recognized the refund as income in the fourth quarter of 2006.

ANNEX N

AUDITOR’S CONSENT

N-1

CONSENT OF PRICEWATERHOUSECOOPERS LLP

We have read the Notice of Special Meeting of Domtar Securityholders and Management Information Circular (the “Circular”) of Domtar Inc. (the “Company”) dated January 27, 2007 relating to the special meeting of securityholders of the Company to approve the plan of arrangement to effect the combination of the Company with Weyerhaeuser Company’s fine paper business. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We hereby consent to the incorporation by reference in the above-mentioned Circular of our auditor’s report dated February 22, 2006 (except for note 26 which is dated December 14, 2006) on the consolidated balance sheets of the Company as at December 31, 2005 and 2004 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2005.

Montréal, Québec January 27, 2007	Signed “PRICEWATERHOUSECOOPERS LLP” Chartered Accountants

N-2

ANNEX O

COMPILATION REPORT

COMPILATION REPORT ON PRO FORMA FINANCIAL STATEMENTS	PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l. Chartered Accountants 1250 René-Lévesque Boulevard West Suite 2800 Montréal, Quebec Canada H3B 2G4 Telephone +1 514 205 5000 Facsimile +1 514 876 1502

January 27, 2007

To the Directors of Domtar Inc.

We have read the accompanying unaudited pro forma condensed combined balance sheet of Domtar Corporation (the “Corporation”) as at September 24, 2006 and the related unaudited pro forma condensed combined statements of earnings for the thirty-nine weeks ended September 24, 2006 and for the year ended December 25, 2005, and have performed the following procedures.

1.	Compared the figures in the columns captioned “Weyerhaeuser Fine Paper Business” to the audited combined financial statements of the Weyerhaeuser Fine Paper Business as at September 24, 2006 and for the thirty-nine weeks then ended, and to the audited combined financial statements of the Weyerhaeuser Fine Paper Business for the year ended December 25, 2005, respectively, and found them to be in agreement.

2.	Compared the figures in the columns captioned “Domtar” to the unaudited interim consolidated financial statements of Domtar Inc. (“Domtar”) as at September 30, 2006 and for the nine-month period then ended, and the audited consolidated financial statements of Domtar for the year ended December 31, 2005, respectively, and found them to be in agreement.

3.	Made enquiries of certain officials who have responsibility for financial and accounting matters about:
(a)	the basis for determination of the pro forma adjustments; and
(b)	whether the unaudited pro forma condensed combined financial statements comply as to form in all material respects with generally accepted auditing standards in the United States.

The officials:
(a)	described to us the basis for determination of the pro forma adjustments, and
(b)	stated that the pro forma statements comply as to form in all material respects with generally accepted auditing standards in the United States.

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l. and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

4.	Read the notes to the unaudited condensed combined pro forma financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5.	Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “Weyerhaeuser Fine Paper Business” and “Domtar” as described in point 1 and 2 above, respectively, and found the amounts in the column captioned “Combined Corporation pro forma” to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the unaudited condensed combined pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Signed “PRICEWATERHOUSECOOPERS LLP”

Chartered Accountants

Montréal, Quebec

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